Form 20-F
period 2002-12-31
KAPPA HOLDING BV
filed 2003-07-08
CIK 1097569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File number 333-11044

KAPPA HOLDING B.V.

(Exact Name of Registrant as specified in its charter)

THE NETHERLANDS

(Jurisdiction of incorporation or organization)

DR. HOLTROPLAAN 5, NL-5652 XR EINDHOVEN, THE NETHERLANDS

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

€370,000,000 10 5/8% Senior Subordinated Notes due 2009
$100,000,000 10 5/8% Senior Subordinated Notes due 2009
€145,000,000 12½% Senior Subordinated Discount Notes due 2009

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Not Applicable

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ YES	☐ NO

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ ITEM 17	☒ ITEM 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not Applicable

Certain Definitions and Presentation of Financial and Other Information

References in this annual report to the “Company” are to Kappa Holding B.V.  (“Kappa Holding”) and references to “the Group,” “the Kappa Packaging Group,” “Kappa Packaging,” “we,” “our,” “ours” and “us” are to the Company and its consolidated subsidiaries.  Where such business and operations at any time prior to May 31, 1998 are being described, these expressions shall mean the paper and board production and converting businesses conducted by N.V. Koninklijke KNP BT (“KNP BT”), the previous owner of our operating subsidiaries, and its subsidiaries at that time. References to “Benelux” are to the region comprised of Belgium, The Netherlands and Luxembourg. References to “Senior Subordinated Notes” are to the notes issued by Kappa Beheer B.V.  (“Kappa Beheer”) (which, depending on the class of the note, are guaranteed either by the Company and Kappa Beheer’s subsidiary, Kappa Packaging B.V. (“Kappa Packaging”) or solely by Kappa Packaging). References to the “Senior Credit Agreement” are to the Amendment and Restatement Agreement dated May 17, 2001 relating to a Facility Agreement dated July 23, 1998, between Kappa Packaging B.V.  and certain companies within the Kappa Group, Barclays Capital and Deutsche Bank AG London, as Senior Joint Mandated Lead Arrangers, and Barclays Bank Plc as Senior Facility Agent and Security Agent. References to “Alpha” are to the containerboard and corrugated packaging businesses of AssiDomän AB that we acquired in May 2001. References to “Cinven” are to Cinven Limited and to investment funds managed or advised by Cinven Limited and references to “CVC” are to CVC Capital Partners Limited and to investment funds managed or advised by CVC Capital Partners Limited.

Market data used in this annual report were obtained from our internal surveys and industry surveys and publications.  Industry surveys and publications generally state that the information contained in them has been obtained from sources believed to be reliable.  Neither Kappa Packaging nor the managers have independently verified such market data.  We take responsibility for compiling and extracting market data obtained from industry surveys and publications, but we cannot assure you of the accuracy and completeness of such information and take no further responsibility for such data.  Similarly, while we believe our internal surveys to be reliable, they have not been verified by any independent sources and we cannot assure you as to their accuracy.

In this report, unless otherwise indicated, all references to:

“British pounds” or “GBP” are to the lawful currency of the United Kingdom;

“Czech koruna” or “CZK” are to the lawful currency of the Czech Republic;

“Danish krone” or “DKK” are to the lawful currency of Denmark;

“Dutch guilders” or “NLG” are to the former lawful currency of The Netherlands;

“EU” is to The European Union;

“euro” or “€” are to the lawful currency of certain countries belonging to The European Union, including The

Netherlands;

“Norwegian kroner” or “NOK” are to the lawful currency of Norway;

“Polish zlotys” or “PLN” are to the lawful currency of Poland;

“Slovak koruna” or “SKK” are to the lawful currency of Slovak Republic;

“South African rand” or “ZAR” are to the lawful currency of South Africa;

“Swedish kronor” or “SEK” are to the lawful currency of the Kingdom of Sweden;

“United Kingdom” or the “UK” are to the United Kingdom of Great Britain and Northern Ireland;

“United States” or the “US” are to the United States of America; and

“US dollars,” “US$” and “$” are to the lawful currency of the United States.

Except as otherwise stated in this annual report, we have translated Dutch guilder amounts into euros at a fixed rate of €1.00=NLG 2.20371 and rounded to two decimal places.

We publish our financial statements in euro.  Financial statement amounts included in this annual report are presented in accordance with generally accepted accounting principles in The Netherlands, or Dutch GAAP, which differ in significant respects from generally accepted accounting principles in The United States, or US GAAP.

Except as otherwise stated in this report, conversions of euro to dollars have been given for convenience only and at the assumed rates stated below.  These conversions should not be considered as representations that the euro amounts actually represent the dollar amounts or could be converted into dollars at the rates indicated or at any other rates.

The euro was introduced on January 1, 1999 at a fixed rate of €1.00 = NLG 2.20371.  As of July 3, 2003, the noon buying rate in the City of New York as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rates”) for cable transfers in euro was approximately €1 = $1.1503.

The following table sets out, for the periods and dates indicated, certain information concerning the Dutch guilder exchange rate, set forth in NLG per $1.  The average rate is based on the average of Noon Buying Rates on the last day of each month during the relevant period.

NLG per $1 Average
Year ended December 31, 1998	1.9832

The following table sets out, for the periods and dates indicated, certain information concerning the euro exchange rate, set forth in euro per dollar.  The average rate is based on the average of Noon Buying Rates on the last day of each month during the relevant period.

Year	Average

Year ended December 31, 1999	0.9444
Year ended December 31, 2000	1.0861
Year ended December 31, 2001	1.1225
Year ended December 31, 2002	0.9454

Month	High	Low
December 2002	1.0485	0.9927
January 2003	1.0861	1.0361
February 2003	1.0875	1.0708
March 2003	1.1062	1.0545
April 2003	1.1180	1.0621
May 2003	1.1853	1.1200
June 2003	1.1870	1.1423

We make no representation that the amounts referred to above could have been or could be converted into the foregoing currencies at any particular rate or at all.

Glossary of Certain Industry Terms and Unit Conversions

“Alpha”	term used to indicate the acquired containerboard and corrugated packaging businesses from AssiDomän AB

“containerboard”	the general term for linerboard and fluting (which are the paper and board materials used in the production of corrugated board); synonymous with corrugated case material (or CCM)

“corrugated board”	board manufactured by gluing together a corrugated layer of fluting between two flat linerboards (or multiple layers thereof)

“fresh fiber”	fiber derived directly from wood pulp

“fluting”	paper used for the middle layer of corrugated board

“graphic board”	solid board produced for applications with high graphic specifications such as book covers, binders and board games

“kraftliner”	linerboard which is manufactured mainly from fresh fiber-based pulp

“linerboard”	fiber-based material used for the outer layers of corrugated board which falls into two categories: kraftliner and testliner

“mixed waste paper”	waste paper from households containing various grades

“recovered paper”	the industry terminology for used paper items which are collected for recycling

“recycled fiber”	fiber derived from old corrugated containers (or OCC) and other recovered paper

“semi-chemical fluting”	fluting manufactured mainly from fresh fiber-based pulp

“sheet-feeder”

a specialized production unit, equipped on corrugating machines only, that produces corrugated sheets. These sheets are made according to thickness and format specifications and are supplied on short notice to sheet plants that convert them into packaging products

“sheet plant”	a small, highly flexible, market orientated unit that procures sheets of corrugated board and converts these into packaging products. Sheet plants are less dependant on large production runs

“solid board”	board manufactured primarily from recycled fiber and used for a range of packaging and specialty board and graphic board applications

“specialty board”	solid board produced for applications such as luxury gift boxes, game boxes and special stationery

“testliner”	linerboard which is manufactured from recycled fiber

“wellenstoff”	fiber-based fluting

“white surfaced”	white-top, white-mottled, and fully bleached kraftliner

“white-top kraftliner”	linerboard with surface layer of bleached sulphate (kraft) pulp which improves printability

“white-mottled kraftliner”	unbleached softwood kraft pulp with bleached pulp in top layer

Unit Conversions

1 Ton (metric)	=	2,204.6224 Pounds	1 Kilometer	=	0.6214 Miles
1 Ton (metric)	=	1.1023 Tons (short)	1 Kiloton	=	1,000 Tons
1 Meter	=	3.2808 Feet	M²	=	square meter

Cautionary Note Regarding Forward-Looking Statements

This annual report includes forward-looking statements (as such term is defined in the US Private Securities Litigation Reform Act of 1995) that reflect our intentions, beliefs or current expectations and projections about our future results of operations, financial condition, liquidity, performance, prospects, growth, strategies, opportunities as well as the industry in which we operate.  Forward-looking statements include all matters that are not historical facts.

These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “may,” “will,” “should,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “believe,” “plan,” “seek” and “continue” or other variations or comparable terminology or, in each case, their negative.  Forward-looking statements may be found throughout this annual report and, in particular, in the sections entitled “Item 3.D. Risk Factors,” “Item 4.B. Business Overview” and “Item 5.  Operating and Financial Review and Prospects.”

These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by, these forward-looking statements.  Important factors that could cause those differences include, but are not limited to:

•                       our financial position;

•                       our ability to develop, balance and expand our business;

•                       our ability to implement our long-term growth strategy (including through organic growth and acquisitions);

•                       our ability to make improvements to our capital structure;

•                       industry and market trends and volumes;

•                       fluctuations in prices of our raw materials or in our sales prices;

•                       the effects of regulation (including employment, environmental and tax regulations);

•                       our ability to improve the efficiency of our operations and to reduce expenses in our operating companies and their facilities;

•                       competition and changes in the competitive environment in which we operate; or

•                       litigation.

In light of these risks, uncertainties, assumptions or other factors, the forward-looking statements described in this annual report may not be representative of future events.  Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking statements discussed in this annual report not to be representative of future events.  We undertake no obligation to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this annual report.

PART I.

1.1                               Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

1.2                               Item 2.  Offer Statistics and Expected Timetable

Not applicable.

1.3                               Item 3.  Key Information

A.                                                Selected Financial Data

The following tables present summary historical combined and consolidated financial data for the predecessor of Kappa Holding, the companies conducting the paper and board production and converting businesses of N.V. Koninklijke KNP BT (“Predecessor”) as of and for the five-month period ended May 31, 1998, and for Kappa Holding and its subsidiaries (“Successor”), as of and for the seven-month period ended December 31, 1998 and for the years ended December 31, 1999, 2000, 2001 and 2002.  The Predecessor and Successor are collectively considered to be part of the “Kappa Packaging Group.”

We have derived the summary historical financial data for the Kappa Packaging Group for the five month period ended May 31, 1998, the seven month period ended December 31, 1998 and the year ended December 31, 1999 and as at December 31, 1998 and 1999 from the Financial Statements presented in our previous Annual Reports on Form 20-F.  We have derived the summary historical financial data for the Kappa Packaging Group for each of the years ended December 31, 2000, 2001 and 2002 and as at December 31, 2000, 2001 and 2002, from the Consolidated Financial Statements included in this document in “Item 18. Financial Statements.”

We have prepared our financial information in accordance with Dutch GAAP, which differs in certain significant respects from US GAAP as described in Note 28 to the Consolidated Financial Statements, included in this document in “Item 18.  Financial Statements.”

You should read these tables in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements contained in “Item 18. Financial Statements” and the related notes, of the Kappa Packaging Group.

	Predecessor (€ in millions)	Successor (€ in millions)
	Five months ended May 31, 1998	Seven months ended December 31, 1998	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002
Income Statement Data
Amounts in accordance with Dutch GAAP
Net sales (1)	551.6	743.0	1,314.9	1,672.4	2,472.3	2,937.6
Operating income (2)	46.1	70.8	130.6	140.0	246.1	222.5
Net income/(loss)	21.1	3.7	5.2	(15.7)	11.2	(9.9)

Amounts in accordance with US GAAP
Operating income (2)(3)	32.8	60.5	118.1	125.3	170.8	228.4
Net income/(loss)	13.8	(3.1)	(5.9)	(22.3)	(39.0)	(2.3)

Balance Sheet Data (at end of period)
Amounts in accordance with Dutch GAAP
Cash and cash equivalents		80.0	112.1	76.7	217.6	233.6
Net working capital (4)		104.4	84.3	105.5	311.9	272.2
Tangible fixed assets		842.5	826.9	875.0	1,671.3	1,654.7
Total assets		1,976.6	2,031.9	2,114.3	3,709.2	3,643.3
Total long-term liabilities		1,146.8	1,112.3	1,153.6	2,083.1	2,001.8
Shareholders’ loans (5)		207.7	226.7	247.4	581.8	628.0
Shareholders’ equity		152.2	158.1	141.3	143.7	124.0

Amounts in accordance with US GAAP
Total assets		1,921.4	1,985.2	2,067.6	3,632.0	3,551.2
Shareholders’ equity		140.2	140.9	116.4	69.1	22.8

	Predecessor (€ in millions)	Successor (€ in millions)
	Five months ended May 31, 1998	Seven months ended December 31, 1998	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002
Other Financial Data
Amounts in accordance with Dutch GAAP
Cash flow from operations	3.8	128.4	165.8	127.7	235.9	273.5
Cash flow from financing	33.4	1,220.3	(50.2)	21.0	1,218.4	(99.7)
Cash flow from investing	(18.0)	(1,267.6)	(80.5)	(189.9)	(1,361.9)	(161.8)
EBITDA (6)	89.5	142.3	249.0	269.9	422.1	441.0
Depreciation	42.9	60.4	100.1	111.2	152.4	167.8
Depreciation and impairment charges	42.9	60.4	100.1	111.2	152.4	187.8
Amortization of intangible fixed assets	0.5	11.1	18.3	18.7	23.6	30.7
Management charges (net of tax)	2.0	—	—	—	—	—
Capital expenditures	20.4	47.3	80.5	102.5	154.6	162.1

Amounts in accordance with US GAAP
Amortization of goodwill	0.8	10.2	16.9	17.8	20.4	—

(1)                                  Net of change in work in progress and finished goods.

(2)                                  Operating income excludes extraordinary items but includes amortization in accordance with Dutch GAAP.

(3)                                  In order to comply with US GAAP, certain adjustments have been made as described in Note 28 to the Consolidated Financial Statements as included in this document in “Item 18.  Financial Statements,” which can be specified as follows:

	(€ in millions)
	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002

Operating income in accordance with Dutch GAAP	140.0	246.1	222.5
US GAAP reclassifications:
Extraordinary items, before tax	(5.2)	(20.1)	—
	134.8	226.0	222.5

US GAAP adjustments:
Fair value adjustment Alpha acquisition	—	—	2.6
Impairment long-lived assets	—	—	(5.7)
Restructuring costs	(19.2)	(46.7)	(10.6)
Amortization of goodwill	1.0	1.7	24.7
Other intangible assets	1.2	(0.5)	0.1
Insurance loss provision	(3.5)	(4.9)	(5.2)
Gain recorded on insurance proceeds	14.1	—	—
Financial instruments	1.3	(2.0)	2.3
Pension costs	(3.7)	(2.8)	(2.3)
Acquisition Kappa SCAO	(0.7)	—	—

Operating income in accordance with US GAAP	125.3	170.8	228.4

(4)                                  Net working capital equals non-cash current assets, net of non-debt related current liabilities (excluding short-term debt, bank overdrafts, and current portion of long-term debt).

(5)                                  The Shareholders’ loans are junior subordinated loans from CVC, Cinven and Stichting Senior Management Kappa. See “Item 7. Major Shareholders and Related Party Transactions – Related party transactions.”

(6)                                  EBITDA represents earnings from operations before income taxes, net interest expense, depreciation, amortization, income from participations and minority interests.  EBITDA is a widely accepted financial indicator to investors of a company’s ability to incur and service debt.  It is not, however, a measure recognized by generally accepted accounting principles in the Netherlands and the United States of America and should not be considered as a substitute for operating income, as an indicator of liquidity or as a substitute for net cash provided by operating activities.  This method may not be comparable to the EBITDA calculations of other entities. EBITDA for the year 2002 includes exceptional restructuring costs of €12.0 million in relation to a restructuring provision set up in 2002 due to management’s decision to reduce the total number of employees during 2003 by approximately 400.

The following table gives a reconciliation of net income and operating income to EBITDA:

	Predecessor (€ in millions)			Successor (€ in millions)
	Five months ended May 31, 1998	Seven months ended December 31, 1998	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002

Net income	21.1	3.7	5.2	(15.7)	11.2	(9.9)
Extraordinary items, net of taxation	2.0	—	(9.7)	3.4	13.1	—
Income from participations and minority interests	(0.3)	(0.2)	(0.6)	(0.7)	—	(0.4)
Income taxes	11.9	9.7	8.8	13.8	19.1	(5.4)
Interest expense	11.4	57.6	126.9	139.2	202.7	238.2
Operating income	46.1	70.8	130.6	140.0	246.1	222.5
Depreciation, amortization and impairment charges	43.4	71.5	118.4	129.9	176.0	218.5
EBITDA	89.5	142.3	249.0	269.9	442.1	441.0

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reason for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Below is a discussion of certain risks relating to the business of the Kappa Packaging Group and the outstanding Senior Subordinated Notes. Additional risks not presently known to us or that we currently deem immaterial, may also impair our business operations. Our business, future prospects, financial condition or results of operations could be materially adversely affected by any of these risks.  You should read this section in light of and in conjunction with the other information set forth in this Annual Report.

Risks Associated With our Industry

Changes in supply and demand within our industry could adversely impact our financial results.

Containerboard and solid board prices are vulnerable to changes in industry supply and demand given their commodity nature.

Changes in containerboard and solid board supply result from capacity additions or reductions, as well as changes in inventory levels. Several projects have been announced which, if completed, would increase the total European industry supply of containerboard, and we can make no assurances that other similar projects will not be completed.

Containerboard and solid board demand is largely dependent on demand for corrugated and solid board packaging, which in turn closely corresponds to changes in general industrial production and export activity.  The capital intensive and high fixed cost nature of the industry in which we operate tends to result in continued production (especially by smaller, privately held competitors) in periods of lower demand so long as prices are sufficient to meet marginal costs.  Partly as a result of this continued production, a small change in demand can cause a relatively large change in price, contributing to substantial price competition and volatility.

As an integrated producer, fluctuations in the margins of our Paper & Board segment are often offset by fluctuations in the margins of our Packaging segment. However, there are periodic margin and cash flow implications due to delays or difficulties in our ability to adjust prices in our Paper & Board and Packaging segments to perfectly match changes in input costs.

We operate in a highly competitive industry.

The markets for containerboard and solid board and packaging products are highly competitive with many participants. The containerboard and corrugated packaging sectors in particular are among the more fragmented sectors within the paper and board industry in Europe. Competition in our markets is based principally on quality, product specifications and overall product performance, service and price. Containerboard products are largely a commodity and subject to substantial price competition, which can lead to lower prices.

Although our primary competition in containerboard production and packaging operations comes from other large integrated pan-European businesses like ourselves, we also compete with many smaller, local producers. The highly competitive nature of our industry, combined with the factors discussed above under “Changes in supply and demand within our industry could adversely impact our financial results” means that these smaller, privately held competitors may not react to market conditions in the same way as larger companies, thereby having a potentially greater impact on the market than is reflective of their size. In addition, competitors can add new capacity across all of our business segments by either constructing new machines, converting existing machines or operating additional production shifts.

A recent trend towards consolidation in the markets in which we operate has led to the creation of larger companies.  Some of these large competitors may be less leveraged, have greater financial and other resources and may benefit from greater economies of scale than us, allowing them to withstand better the adverse nature of the business cycle and to take better advantage of industry developments.

In addition, we have historically faced significant competition in kraftliner from North American exports, although these have decreased by approximately 50% since peaking in mid-1997, primarily due to the permanent closure of some of North America’s containerboard capacity (including over 2.5 million tons since the beginning of 2000).

In addition to competition from other manufacturers of fiber-based packaging, we also face competition from producers of alternative packaging materials, such as plastic, glass and metal.  If the use of such alternative materials increases for certain applications at the expense of fiber-based products, or if we are unable to compete successfully with producers of these competitive products, our financial position and results of operations would be adversely affected.

An unexpected increase in the cost of recovered paper or wood or lack of continued access to recovered paper or wood would increase our costs and make us less competitive.

Currently, our containerboard and solid board production is approximately 74% recycled fiber-based and approximately 26% fresh fiber-based.  Historically, the prices of recovered paper and wood have fluctuated significantly, particularly that of recovered paper.  While in the past we have generally been able to pass along increased recovered paper costs in our containerboard and solid board and packaging prices, there are periodic margin and cash flow implications due to delays or difficulties in our ability to raise prices to perfectly match increased recovered paper prices.  Any future increase in the cost of recovered paper or wood could have a material adverse effect on our financial position and results of operations.

While we believe that our recovered paper business, which satisfies a portion of our recovered paper requirements, provides some protection against any shortage of supply, there can be no assurances that we will be able to secure all of our recovered paper requirements.  Our containerboard facilities acquired as part of the Alpha acquisition are primarily fresh fiber-based, and thus require a supply of wood.  While we believe that our wood and wood chip supply contract that we entered into with the forestry division of AssiDomän (now owned by Sveaskog) provides some protection against any shortage of supply, there can be no assurances that we will be able to secure all of our fresh fiber requirements.  Any failure by us to secure our recovered paper and wood supply may result in loss of production at our plants, which could have a material adverse effect on our financial position and results of operations.

Environmental laws will require us to incur capital costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination.

Compliance with environmental requirements is a significant factor in our operations, and at times we may be required to commit substantial resources to maintaining environmental compliance and managing environmental risk.  We are subject to, and must comply with, a variety of environmental laws, particularly those relating to air and water quality, waste minimization, energy consumption and waste disposal and the clean-up of contaminated soil and ground water.  Because environmental regulations are constantly evolving and environmental standards are becoming more stringent, we have incurred, and will continue to incur, significant costs to maintain compliance with those laws.

We are involved in the assessment and remediation of a number of our sites.  We cannot assure you that our past activities on other sites will not also expose us to contamination and remediation liabilities in the future.  While we maintain certain reserves for environmental remediation liability, and we currently believe those reserves are adequate, we could, particularly in light of the retroactive nature of some environmental laws, incur unanticipated environmental liabilities in the future and those liabilities could be material.  As a result, we cannot assure you that our reserves will be adequate to cover future remediation liability.

In addition, if we violate these environmental laws and regulations, we may be prevented from conducting our business.  For example, this would occur in the event that a permit or an exemption to conduct a certain activity was repealed with the consequence that the exempted activity would have to be temporarily suspended.

In addition, the relevant authorities can enforce environmental laws by using sanctions such as performance notes.  The amount of any future performance notes cannot be predicted, as any amount would be determined on a case-by-case basis.

Please see the section “Item 5.  Operating and Financial Review and Prospects – Environmental Regulation.”

National and European regulation influence our business and may influence demand for our products.

Our business is influenced by national and European Union legislation, including environmental regulation and regulation intended to reduce the amount of material used in packaging. Changes to legislation and/or regulation could reduce the level of demand for packaging products or otherwise impact our products and may have a material adverse effect on our financial position and the result of our operations.

Risks Associated With our Business and our Securities

We cannot be certain that we will be successful in identifying, acquiring or integrating additional businesses into ours, or that we will realize the benefits we anticipate from any acquisition.

We will continue to consider strategic acquisitions and investments that involve primarily containerboard and solid board and fiber-based packaging companies located in Europe, but we may not be successful in identifying and consummating any such acquisitions. Acquisitions present numerous integration challenges, including maintaining good relationships with employees, customers, suppliers and vendors as we simultaneously attempt to reorganize and optimize the acquired operations.  We may have to operate companies in countries where we have no experience. In addition, such acquisitions and investments could divert our resources and management time. While we have successfully integrated acquisitions in the past, we cannot assure you that, with respect to future acquisitions, we will realize any anticipated benefits, successfully integrate the businesses with our operations, or manage such integration without adversely affecting our existing operations. Additionally, we may incur substantial additional indebtedness in connection with the consummation of an acquisition, thereby increasing our leverage. Conversely, we may be unable to raise the capital necessary to complete or attempt acquisitions.

Our business may be adversely impacted as a result of our substantial leverage, which requires the use of a substantial portion of our cashflow and may limit access to additional capital.

We incurred significant indebtedness in connection with our leveraged buy-out in 1998 and with the acquisition of Alpha in 2001.  Our substantial indebtedness could have important consequences for our security holders.

For example, it is likely to:

•                      make it more difficult to satisfy our obligations under the Senior Subordinated Notes;

•                      require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•                      increase our vulnerability to general adverse economic and industry conditions;

•                      limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•                      limit our ability to make strategic acquisitions or take other corporation action;

•                      place us at a competitive disadvantage compared to our competitors that have less indebtedness; and

•                       limit our ability to borrow additional funds and increase the cost of any such borrowings particularly because of the financial and other restrictive covenants contained in the agreements governing our indebtedness.

Certain of the instruments governing our indebtedness, in particular our Senior Credit Agreement and senior subordinated note indentures impose restrictions on our ability, among other things, to:

•                      borrow money;

•                      make investments;

•                      pay dividends and repurchase our stock;

•                      use assets as security on other transactions;

•                      sell certain assets or merge with or into other companies; and,

•                      engage in certain transactions with affiliates.

In addition, we must maintain minimum debt service and certain interest cover and maximum leverage ratios under the Senior Credit Agreement. A failure to comply with the restrictions contained in the Senior Credit Agreement and the Senior Subordinated Notes could lead to an event of default under such agreements, which could result in acceleration of such indebtedness as well as other of our indebtedness that contain cross-default or cross-acceleration provisions.  In such event we may not be able to repay such indebtedness. Our inability to comply with the foregoing restrictive covenants could have a material adverse effect on our financial position and results of operations and adversely affect the trading price of our Senior Subordinated Notes.

At December 31, 2002, our combined total indebtedness was €2,738.6 million.  As of December 31, 2002, our combined total indebtedness, excluding €632.3 million of the loans made to Kappa Beheer B.V. by Kappa Holding B.V., would have been €2,106.3 million.

At December 31, 2002, the aggregate of all our senior indebtedness and all senior indebtedness of our subsidiaries was €1,425.2 million.  We must pay this indebtedness before making any payments of principal on the Senior Subordinated Notes.  We may enter into certain currency hedging transactions with respect to the Senior Subordinated Notes denominated in US dollars.  Any net exposures under such hedging transactions will constitute senior indebtedness of Kappa Beheer B.V.

Despite our current levels of indebtedness, we and our subsidiaries may still be able to incur substantially more debt.  This could further intensify the risks described above.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future.  The terms of our outstanding Senior Subordinated Notes do not fully prohibit us or our subsidiaries from doing so.  As at March 31, 2003, the Senior Credit Agreement permitted additional borrowings of up to €223 million.  If new debt is added to our and our subsidiaries’ current debt levels through our Senior Credit Agreement or through other borrowings, the related risks that we now face as described above could intensify.

We are subject to currency-related risks.

Fluctuations in the value of the euro against other currencies have had in the past, and may have in the future, a material effect on the results of our operations.  Our operations are conducted in several non-euro countries.  The results of these operations are reported in the relevant foreign currencies and then translated into euros at the applicable exchange rates for inclusion in our Consolidated Financial Statements. We also face translation risk with respect to earnings in non-euro currencies, principally British pounds, Swedish kronor, Slovakian koruna and Czech koruna.  In addition, we are exposed to currency risk on export sales in currencies other than the euro.

We face competition from some manufacturers whose costs are incurred primarily in currencies other than the euro.  Any appreciation in the value of the euro against those currencies could benefit those competitors to our disadvantage, which could in turn have a material adverse effect on our financial position or results of operations.

To the extent that we incur operating expenses in a currency other than that in which we have obtained financing, we will encounter currency exchange risk. Although we have entered into a swap agreement to hedge some of the risk of exchange rate fluctuations related to debt service and corporate expenses, we cannot assure you that this hedging transaction or any other hedging transaction we might enter into will be successful and that shifts in the currency exchange rates will not have a material adverse effect on us.

A loss of key personnel could have a material adverse effect on our business.

Our success is largely dependent on the skills, experience, business contacts and efforts of our senior management, particularly our President, Frits Beurskens and our key senior management:  Han Wagter, Torbjörn Pettersson and Berry Wiersum.  The loss of services of one or more of these members of our senior management team could have a material adverse effect on our ability to operate our business and implement our strategies effectively.  We have employment contracts with the officers named above which are for an indefinite period of time, except for Mr. Pettersson, who is on a contract that expires March 1, 2006.  Please see “Item 6.  Directors, Senior Management and Employees.”

All contracts are subject to our ability to terminate the contract with six months’ notice and the officer’s ability to terminate the contract with three months’ notice, except for Mr. Pettersson, which contract is subject to our ability to terminate the contract with twelve months’ notice and the officer’s ability to terminate the contract with six months’ notice.  Please see “Item 6.  Directors, Senior Management and Employees.”

It is critical to our financial results of operations that the Piteå kraftliner mill operates smoothly and without interruptions.

Our kraftliner mill in Piteå, Sweden, is responsible for a substantial amount of our net sales and all of our kraftliner production.  It is, therefore, a critical part of our business.  If operations at the Piteå mill were interrupted for any significant length of time, either because of natural disaster (such as flooding), man-made disruptions (such as labor strikes), failure to obtain raw materials, or any other reason, it would adversely affect our financial position and results of operations.

To make payments on our outstanding notes and service our other indebtedness, we will require a significant amount of cash.  Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including our outstanding Senior Subordinated Notes, fund planned capital expenditures and product development efforts, make acquisitions and carry out our day-to-day business will depend on our ability to generate cash in the future.

Based on our current level of operations and anticipated cost savings and operating improvements, we believe our cash flow from operations, available cash and available borrowings under the Senior Credit Agreement will be adequate to meet our liquidity needs for the foreseeable future.

We cannot assure you, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or at all or that future borrowings will be available to us under the Senior Credit Agreement in amounts sufficient to enable us to repay our indebtedness, including the Senior Subordinated Notes, or to fund our other liquidity needs.

A conflict may arise between the interests of holders of our outstanding debt securities and those of Cinven and CVC.

Cinven and CVC ultimately control the voting stock of all the companies that together conduct our business.  Together, they have the power to elect a majority of the Supervisory Board of Kappa Holding and, among other things, to change our and our subsidiaries’ management, to approve any changes to our and our subsidiaries’ constitutional documents and to approve any mergers.  As a result, Cinven’s and CVC’s actions can affect our legal and capital structure and our day-to-day operations.  We cannot assure you that Cinven’s or CVC’s interests will be aligned with those of the holders of our outstanding debt securities.  Please see “Item 7.  Major Shareholders and Related Party Transactions.”

The right of holders of our outstanding Senior Subordinated Notes to receive cash payments on the notes and the note guarantees is effectively junior to all other indebtedness of the Kappa Packaging Group other than certain limited indebtedness of Kappa Beheer and the guarantors.

The issuer and guarantors of our outstanding Senior Subordinated Notes are holding companies and conduct all operations through subsidiaries and joint ventures.  Consequently, these companies hold no significant assets other than their investments in and advances to their subsidiaries and affiliated joint ventures.  These companies depend upon the receipt of sufficient funds from their subsidiaries and affiliated joint ventures to meet their obligations.  We cannot assure you that these funds will always be available.  Generally, claims of creditors of a subsidiary company will have priority in a distribution on winding up of the company over the claims of the creditors of its parent company.  Accordingly, upon any distribution to any of our subsidiaries’ creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to them or their property, their creditors will be entitled to be paid in full before any payment may be made to holders of the notes or under the note guarantees.  In addition, Kappa Holding has filed a declaration under Article 2:403 of the Dutch Civil Code in respect of all of its wholly owned Dutch subsidiaries. The effect of this declaration is that Kappa Holding will be jointly and severally liable for any liabilities arising from legal acts (“rechtshandelingen”) of these subsidiaries.

Kappa Beheer’s outstanding Senior Subordinated Notes are, therefore, effectively subordinated to all existing and future claims of creditors of any subsidiaries, including creditors under the Senior Credit Agreement and trade creditors.  As of December 31, 2002, excluding the Senior Subordinated Notes issued in 1999 (€585.5 million), mezzanine notes issued in 2001 (€100.0 million) and excluding provisions (€272.3 million), our subsidiaries had approximately €512.6 million of liabilities in addition to their obligations under the Senior Credit Agreement.

Upon any distribution to creditors of the issuer or the guarantors of the Senior Subordinated Notes in a bankruptcy, liquidation or reorganization or similar proceeding relating to such companies or their property, the holders of all the senior indebtedness will be entitled to be paid in full before any payment may be made to holders of the Senior Subordinated Notes or under the note guarantees.  This is because the Senior Subordinated Notes and the note guarantees are subordinated in right of payment to the prior payment of all present and future amounts due from such companies, except amounts due under any present or future indebtedness that expressly provides that it ranks equal with, or is subordinated in right of payment to, the Senior Subordinated Notes or the note guarantees.  In particular, the Senior Subordinated Notes and the note guarantees will be subordinated to amounts due under and to the guarantees of all amounts due in respect of bank indebtedness and to all hedging obligations relating to such bank indebtedness, as such terms are defined in the indentures governing the Senior Subordinated Notes.

Such indentures and the intercreditor agreement entered into by the trustee for the Senior Subordinated Notes on behalf of itself and the holders of the Senior Subordinated Notes provide for the subordination of payments on the Senior Subordinated Notes and the note guarantees, and the intercreditor agreement restricts the ability of Kappa Beheer and the guarantors to make payments on the Senior Subordinated Notes and the note guarantees. All payments on the Senior Subordinated Notes and the note guarantees will be blocked in the event of a payment default under the Senior Credit Agreement and certain other senior indebtedness and may be blocked for up to 179 days of a consecutive 360-day period in the event of non-payment defaults upon notice by the lenders of that indebtedness.

The intercreditor agreement permits us to pay, in the absence of a default under the Senior Credit Agreement and, subject to restrictions in the intercreditor agreement, cash interest, certain fees, costs, and taxes in respect of the notes.  But, for so long as any bank indebtedness and any related hedging obligations remain outstanding, Kappa Beheer may not prepay, purchase or repay the notes other than at maturity or with the prior consent of the lenders and the hedging banks under the Senior Credit Agreement.

The intercreditor agreement also imposes restrictions on the ability of the holders of the Senior Subordinated Notes to petition for bankruptcy against Kappa Beheer or the guarantors or to bring other enforcement proceedings in connection with the Senior Subordinated Notes or the note guarantees.

The Senior Credit Agreement and the intercreditor agreement limit the payment of dividends, interest and other distributions and the repayment of loans by the issuer to the amount equal to its cash interest payment obligations under, and certain fees, costs, and taxes in respect of, the Senior Subordinated Notes.

The only significant assets that Kappa Beheer or the guarantors own are the shares of their respective subsidiaries Substantially all of these shares have been pledged as collateral under the Senior Credit Agreement. Therefore, if Kappa Beheer or the guarantors are unable to pay the principal or interest on the notes, the ability of the holders of the Senior Subordinated Notes to proceed against those shares to satisfy obligations owed to them would be subject to the prior satisfaction in full of all amounts due under the Senior Credit Agreement.  If the holders of the notes take any action to proceed against those shares, the lenders under the Senior Credit Agreement would be entitled to declare all amounts under the Senior Credit Agreement to be immediately due and payable.  In addition, as secured creditors, the lenders under the Senior Credit Agreement would control the disposition and sale of the shares after an event of default under the Senior Credit Agreement and would not be legally required to take into account the interests of unsecured creditors (including the holders of the Senior Subordinated Notes) with respect to any such disposition or sale. We can give no assurance that our assets, or those of the guarantors, would be sufficient to satisfy any amounts that we may owe on the notes.

The right of holders of our outstanding Senior Subordinated Notes to receive payments on such notes could be adversely affected if any of our non-guarantor subsidiaries declares bankruptcy, liquidates or reorganizes.

Kappa Holding and Kappa Packaging guarantee the outstanding Senior Subordinated Notes issued by Kappa Beheer. None of our other subsidiaries guarantee such notes. In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to their shareholders and thus will not be available to the issuer or the guarantors. The non-guarantor subsidiaries generated all of our consolidated net sales in the year ended December 31, 2002 and held almost all of our consolidated assets as at December 31, 2002.  Please see note 29 to “Item 18 Financial Statements.”

We may not have the ability to raise the funds necessary to finance the change of control offer required by our outstanding Senior Subordinated Notes.

                Upon the occurrence of certain specific kinds of change of control events, Kappa Beheer must offer to repurchase all of its outstanding Senior Subordinated Notes at a price equal to 101% of the principal amount thereof or the accreted value thereof, plus, in each case, accrued and unpaid interest, if any, to the repurchase date.  However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes and to repay obligations under the Senior Credit Agreement or that restrictions in the Senior Credit Agreement will prevent us from making this repurchase.  In addition, the intercreditor agreement does not permit the prepayment or repurchase of the Senior Subordinated Notes without the consent of the lenders and hedging banks under the Senior Credit Agreement and there is no assurance that such consent would be given to permit these prepayments. If we do not obtain this consent or do not have sufficient funds to make the required repurchase of Senior Subordinated Notes, we will not be able to repurchase such notes, which would constitute an event of default under the indentures relating to the notes. This would in turn constitute an event of default under the Senior Credit Agreement. If an event of default has occurred, a holder of Senior Subordinated Notes will have the right to take the actions described in the indentures, subject to the subordination terms described therein.  Such holder may have the right to accelerate payment on the Senior Subordinated Notes. However, to the extent we have not been able to purchase the Senior Subordinated Notes pursuant to a change of control offer, we may not have funds available to make payments on such notes upon any acceleration.

The note guarantee from Kappa Packaging is subject to standstill terms and both note guarantees may, in certain circumstances, be released.

The terms of the note guarantee provide that, for so long as any amount due under the Senior Credit Agreement and the related hedging obligations are outstanding, payment under the note guarantee of Kappa Packaging will not become due and holder of the notes will not be permitted to make any demand or otherwise take any action against Kappa Packaging, until the earlier of:

(1) a payment default under the Senior Subordinated Notes has occurred and is continuing and a period of not less than 120 days has elapsed; or

                (2) subject as provided below (a) the debt due under the Senior Credit Agreement has been accelerated or (b) an insolvency event in respect of Kappa Packaging has occurred.

                Even if these events have occurred and the security agent or any receiver or equivalent person under the Senior Credit Agreement serves notice on the trustee for the Senior Subordinated Notes that it is enforcing or taking formal steps to enforce security over the pledged shares of Kappa Packaging or any holding company parent of Kappa Packaging by selling those shares or any assets of that company, payment under the note guarantee of Kappa Packaging will not become due and holders of the Senior Subordinated Notes will not be permitted to make any demand on, or otherwise take any action against, Kappa Packaging until a separate 120-day period has elapsed from the occurrence of an event in clause 2(a) or 2(b) above but in no event shall that period exceed the 120-day standstill commencing on the payment default in clause (1) above. Kappa Beheer’s €632.3 million borrowings (as at December 31, 2002) from its shareholders have terms similar to the rights under the Senior Credit Agreement described above.

                Furthermore, the terms of the Kappa Packaging guarantee provide that, if all the shares of Kappa Packaging are sold to a third party pursuant to the exercise of rights given by the security for the debt due under the Senior Credit Agreement, Kappa Packaging shall immediately upon that sale be automatically released from its guarantee.

As a result of these restrictions and release provisions, we cannot assure you that the holders of our Senior Subordinated Notes will be able to:

•                       prove a claim in any distribution of Kappa Packaging’s assets during the standstill period;

•                       make claims against Kappa Packaging if it is sold on enforcement of the share pledge; or

•                       make claims against Kappa Holding if it is no longer a guarantor of designated senior indebtedness (as defined).

Insolvency and administrative laws in The Netherlands could negatively affect the right our holders of our outstanding Senior Subordinated Notes to enforce such notes and the note guarantees.

                If we or one of our subsidiaries enter into insolvency or suspension of payments there is a risk that the holders of our outstanding Senior Subordinated Notes will not be able to enforce their rights under such notes and the note guarantees will not be enforced.

The issuer and guarantors of the Senior Subordinated Notes are all companies incorporated under the laws of The Netherlands.  Accordingly, insolvency proceedings with respect to such companies would be likely to proceed under, and be governed by the insolvency laws of The Netherlands.

Bankruptcy as well as suspension of payments is dealt with in the Dutch Bankruptcy Code.  Under Dutch insolvency law, as soon as a company enters into bankruptcy, all unencumbered assets and liabilities are placed under an attachment and a liquidator will be appointed to protect the ordinary creditors’ interests.  Suspension creates a stay of the rights for the unsecured creditors only.  The holders of our Senior Subordinated Notes would rank as unsecured or unpreferred creditors of the issuer and the guarantors in bankruptcy or suspension. All unsecured creditors’ rights in a company in bankruptcy or suspension rank pari passu with all claims of other unsecured and unpreferred creditors, unless the law provides otherwise.

It may not be possible for holders of our outstanding Senior Subordinated Notes to serve process on or enforce judgment against our officers and directors.

                Both the issuer and the guarantors of our Senior Subordinated Notes are private limited liability companies incorporated under the laws of The Netherlands and substantially all their respective assets are located outside the United States.  In addition, all of the members of our Supervisory Board and all of the members of our Management Board are residents of, and most of our and their assets are located in, jurisdictions outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon us or these persons, or to enforce against us or these persons, judgments in US courts whether or not predicated upon the civil liability provisions of US securities laws.  We have been advised by our counsel in The Netherlands, Allen & Overy, that uncertainty exists as to whether a Dutch court would impose civil liability on us, our officers or members of our Management Board or our Supervisory Board in an original action based solely upon US federal securities laws brought in a court of competent jurisdiction in The Netherlands.  Dutch law, furthermore, does not recognize a security holder’s right to bring a derivative action on behalf of a corporation.  Allen & Overy has further advised us that because there is no treaty on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and The Netherlands, courts in The Netherlands will not automatically enforce a judgment rendered by a US court.  In order to obtain a judgment enforceable in The Netherlands, claimants must bring the claim before a court in The Netherlands of competent jurisdiction.

We must pay additional amounts to holders of the outstanding notes if we are required by certain laws to withhold amounts from payments on the Senior Subordinated Notes. Payments of those additional amounts could adversely affect us.

Under current law, we are not obliged to withhold Dutch tax with respect to payments of interest on the Senior Subordinated Notes. If we are required to withhold amounts in respect of payments on the Senior Subordinated Notes, under certain circumstances, we must pay additional amounts to holders of Senior Subordinated Notes in respect of the amounts withheld. We may not have sufficient cash to pay those additional amounts, the terms of the Senior Subordinated Notes may prohibit us from incurring additional debt to fund those amounts, and applicable laws and contractual restrictions may limit the ability of our subsidiaries to make payments to us to fund those amounts. Consequently, any obligation to pay those additional amounts could have a material adverse effect on our financial condition, results of operations, or liquidity.

On 3rd June, 2003, the European Council of Economics and Finance Ministers agreed on proposals under which Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that, for a transitional period, Belgium, Luxembourg and Austria will instead be required to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).  The proposals are anticipated to take effect from 1st January, 2005.  There will be a paying agent for the Senior Subordinated Notes in Luxembourg.

The proposals may be conditional on the adoption of equivalent measures in non-member stated with significant financial center and in dependent or associated territories of certain member states. The proposals contemplate the establishment of arrangements to share revenues from withholding taxes so imposed between the member state of the paying agent and the member state of the residence of the interest payee. It is possible that these revenue sharing agreements may also be established with non-member states. We will not be obliged to pay any additional amounts if a withholding is required pursuant to the proposals or any law implementing the same.

Item 4.  Information on the Company

A.                                    History and Development of the Company

Kappa Holding B.V. was incorporated under Dutch law in The Netherlands on June 26, 1998 as a private company with limited liability (besloten vennootschap).  The shares of Kappa Holding are primarily held by funds managed or advised by CVC Capital Partners and funds managed or advised by Cinven Limited.  Please see “Item 7.  Major Shareholders and Related Party Transactions.”

Our predecessor was formed in 1993 out of a merger between the paper and packaging divisions of Bührmann-Tetterode and KNP (Koninklijke Nederlandse Papierfabrieken).  Both of these companies built their packaging activities in the 1970s as an addition to their core activities of paper sales, retail printing and coated-paper production.  When these groups merged and became KNP BT in 1993, their combined paper and packaging sector companies had a significant market share in the Benelux, Germany and the United Kingdom.  On May 11, 1998, with effect from May 31, 1998, we became an independent group of companies when the management of the packaging division of KNP BT purchased the packaging sector companies from KNP BT with the help of two institutional investors, Cinven and CVC.  The Company and its group companies commenced trading under the name “Kappa Packaging” as from June 1, 1998.

Since our founding in 1993, we have grown to become a leading pan-European containerboard and solid board and packaging producer as a result of our acquisitions of additional businesses in Western and Eastern Europe and organic growth.  Consequently, we have expanded our annual containerboard and solid board production capacity from 1,500 kilotons in 1993 to 3,435 kilotons in 2002.  In the same period, we have expanded our annual volume of corrugated packaging from approximately 750 million m2 to 3,800 million m2.

Our 1994 acquisition of Expac in Poland marked our entry into the attractive and rapidly growing Eastern European market for corrugated packaging.  During 1996, we further expanded our corrugated packaging operations in Eastern Europe with the acquisitions of Drezdenko in Poland and Karton Morava in the Czech Republic. After we implemented our post-acquisition integration and capacity extension programs for these two acquisitions, our capacity in Eastern Europe increased to 310 million m2 from only 145 million m2 when they were acquired.

We have also successfully completed a number of acquisitions in Western Europe, beginning in 1994 with the acquisition of a corrugated packaging facility from our then joint venture with AssiDomän.  In 1996, we acquired Karton Morava, a Czech producer of corrugated packaging and recycled paper.  Also in 1996, we built a new, state of the art, recycled paper machine with a capacity of 275 kilotons.  In 1997, we acquired Holfelder, a German manufacturer of corrugated packaging and testliner owned by Amcor.  Through our restructuring program, we transformed Holfelder’s loss-making Wiesloch operations into a profitable and efficient business within a year of the acquisition.  In 1997, we also acquired Van Mierlo-Proost, a Belgian producer of high quality litho-laminated containerboard and folding carton.

In March 2000, we acquired Société Cartonries de l’Atlantique en Ondulé (SCAO/Maine Emballages), a French corrugated packaging producer.  As a result of our integration program, SCAO’s sales volumes rose by approximately 20% in its first full year under our ownership.

In May 2001, we acquired Alpha, our largest acquisition to date.  Through this acquisition, we greatly enhanced our pan-European market coverage, diversified our containerboard product offering to include fresh fiber-based products (thereby improving our level of integration) and increased our containerboard capacity by almost 90% and our corrugated packaging capacity by 120%.  Subsequent to our acquisition of Alpha, we identified a number of cost saving and other initiatives to be achieved by the end of 2003, including operating efficiencies, internal sharing of best practices, capitalizing on integration and networking opportunities and volume increases leading to economies of scale.

For a description of the company’s principal capital expenditures, please see “Item 5.  Operating Review and Financial Prospects.”

Our registered office and principal executive office is located at:

Dr.  Holtroplaan 5
5652 XR Eindhoven
The Netherlands
Telephone:                                    +31(0) 40-214-0777

Our registered agent in the United States is:

CT Corporation System
1633 Broadway
New York, New York 10019
Telephone:                                    +1 (212) 894-8600

B.                                    Business Overview

We are one of the largest producers by volume of containerboard, solid board, corrugated packaging and solid board packaging in Europe, with net sales of €2,937.6 million and operating income of €222.5 million in 2002.  We currently operate 16 containerboard and solid board mills in Sweden, The Netherlands, Germany, The Slovak Republic, the United Kingdom, the Czech Republic and Italy and 101 packaging converting plants throughout Europe. We had output during 2002 amounting to 3,150 kilotons of containerboard and solid board, 3,800 million m2 of corrugated packaging and 405 kilotons of solid board packaging.

We are the largest producer in the European containerboard and solid board market and the second largest producer in the European corrugated and solid board packaging market. Within the European containerboard market, we are the largest producer of fresh fiber-based containerboard. We also benefit from leading positions in a number of corrugated packaging markets, including number one market positions in Benelux (with a 37% market share by volume, based on our estimates), The Czech Republic and Slovak Republic (combined 36% share), Poland (18%) and Germany (12%), and a number two market position in Denmark (29%) and Sweden (28%). We achieved these leading positions partly through our acquisition of Alpha, the containerboard and corrugated packaging business of AssiDomän, in May 2001. At the time of acquisition, Alpha was the largest producer of fresh fiber-based containerboard in Europe.

We operate in two business segments:  (1) the paper and board business (“Paper & Board”), including our recovered paper business, and (2) the corrugated and solid board packaging business (“Packaging”). As an integrated producer, we believe that we enhance earnings stability through combining recovered paper collection, containerboard and solid board production and packaging operations.

Our business is not materially seasonal, as far as sales and production volumes are concerned.  Volumes show a regular pattern through the quarters, although sales are approximately 5% higher during the March-September period as a result of higher sales to the agriculture segment in that time period.

Approximately 74% of our sales in 2002 were in The Netherlands, Germany, the United Kingdom, Italy, Spain, France and Belgium, with the remainder primarily in Nordic and Central Europe. Please see also Note 27 to “Item 18.  Financial Statements” for segmental information by reportable segment and geography.

Operations and Products

Our Paper & Board segment produces various qualities of containerboard and solid board, using recycled and fresh fibers, which we sell both to our own converting plants and externally for use in the production of corrugated and solid board packaging.  We also produce graphic board that is used in a variety of products, such as puzzles and hardback book covers, and specialty board that is used in consumer packaging for premium products, such as jewelry, cosmetics and wine and spirits. Our Packaging segment converts containerboard and solid board for packaging into corrugated and solid board packaging products designed to meet our customers’ requirements for the protection, transportation, storage, display and marketing of their products.  In addition, as part of our Paper & Board segment, we operate a recovered paper sourcing and trading business primarily to provide our recycled containerboard and solid board mills with a reliable source of raw material.  In 2002, 42% of our containerboard and solid board production was used by our Packaging segment.  All intercompany sales from our Paper & Board segment to our Packaging segment are made on an arms-length basis and are eliminated for consolidated reporting purposes.  In addition, the Packaging segment purchased approximately one-third of its containerboard and solid board from third-party sources.

The diagram below illustrates the material flows in our business.

Paper & Board Segment

Our Paper & Board segment produces a range of containerboard and solid board grades from fresh and recycled fiber for a variety of customer applications. This segment encompasses two primary business areas:  containerboard production, in which we are one of the three largest European producers by volume, and solid board production, in which we are the leading European producer by volume. We own 17 and currently operate 16 containerboard and solid board mills in seven countries.  Of the 16 mills in operation, seven produce linerboard and fluting for conversion into corrugated packaging, eight produce solid board, and one produces both fluting and solid board. Our Mennecy Paper containerboard mill in France is currently not in operation. In June 2003, discussions with the local works council have largely been concluded regarding the closure of Kappa Mennecy Paper (Mennecy, France). The mill will not be started-up again after the shut down in April 2003, as a result of which approximately 100 employees become redundant.

We also operate a recovered paper sourcing and trading business within this segment. In 2002, we sold approximately 3,130 kilotons of containerboard and solid board products, generating total sales of €1,295.2 million, of which €665.2 million were to third parties.

Containerboard

We are the third largest producer of containerboard in Europe, with an overall market share of 10%, based on 2002 production, according to our estimates.  We own nine and currently operate eight mills that produce containerboard located in Sweden, The Netherlands, Germany, The Slovak Republic, the United Kingdom, the Czech Republic and Italy.  Our mills provide a complete containerboard product portfolio resulting in European market shares of 15% in kraftliner, 9% in semi-chemical fluting and 9% in testliner and recycled fluting combined, according to our estimates.  In 2002, we sold approximately 2.2 million tons of containerboard, generating total sales of €825.8 million, of which €379.1 million were to third parties.  Reflecting the level of demand, and to support European containerboard prices, in 2002 we took no downtime (2001:  3% of the 2001 containerboard production) and exported to Asia approximately 4.6% of our 2002 containerboard production.

We sell our containerboard products to our own corrugated packaging plants and to external customers, including both small individual packaging plants and the large integrated packaging companies that are our primary competitors.  In 2002, approximately 42% of our containerboard production was supplied to our own corrugated packaging plants, while the remainder was sold externally.

We believe that we are one of the most cost-efficient containerboard producers in Europe. We have realized this position through our focus on energy efficiency, optimal recipe composition, efficient water management and waste disposal and our management expertise. All nine of our containerboard mills are ISO 9000 certified. Six of our containerboard mills are ISO 14001 certified, and one is expected to be certified by the end of 2003.

Details of our containerboard mills are set forth below:

Containerboard Mill, Country	Number of Machines	Range of Paper Grades	2002 Production (in kilotons)	Annual Capacity (in kilotons)

Recovered Paper
Roermond, The Netherlands	3	L/F	468	480
Zülpich, Germany	2	L/F	407	430
Birmingham, the United Kingdom	1	L/F	180	190
Wiesloch, Germany	1	L	69	95
Zimrovice, Czech Republic	1	L/F	51	55
Ania, Italy	2	L/F	147	195
Mennecy, France	1	L/F	52		(1)
Sub-total	11		1,374	1,445

Fresh Paper
Piteå, Sweden	2	L	610	700
Štúrovo, Slovak Republic	1	F	176	180	(2)
TOTAL	14		2,160	2,325

L = Linerboard

F = Fluting

(1) In June 2003, discussions with the local works council have largely been concluded regarding the closure of this mill. The mill will not be started-up again after the shut down in April 2003, as a result of which approximately 100 employees became redundant.

(2) Represents containerboard production only.  This mill also produces solid board (2002 solid board production of 33 kilotons and solid board annual capacity of 80 kilotons).

Details for our three largest mills are provided below:

•                                          Piteå is the largest kraftliner mill in Europe, with a current annual production capacity of 700 kilotons and a current market share of about 16%. This mill is particularly well positioned in the production of white-top kraftliner, which accounted for approximately 44% of its total output in 2002.  Annual capacity of the mill has grown 17% since 1998.

•                                          Roermond is the third largest recycled containerboard mill in Europe, with an annual production capacity of approximately 480 kilotons. In 2002, this mill produced (approximately) 473 kilotons of containerboard on three machines.

•                                          Zülpich is one of the largest recycled containerboard mills in Europe, with an annual production capacity of approximately 430 kilotons.  In 2002, this mill produced 412 kilotons of containerboard on two machines.  In 1996, we built a new paper machine with a current capacity of 275 kilotons.  Total annual capacity of the mill has grown approximately 250% since 1995.

Recovered paper, wood chips and wood are the principal raw materials used in containerboard production.  We source a portion of our recovered paper requirements through our recovered paper business and obtain the remainder of our recovered paper, and all of our wood chip and wood requirements for our fresh fiber-based operations, from external suppliers.  We source these materials locally, although we seek to avoid dependence on any single supplier.  We usually enter into general purchasing agreements with suppliers on an annual basis, with prices set in accordance with prevailing market rates.

In connection with our acquisition of Alpha, we entered into a wood supply agreement with the forestry division of AssiDomän (now owned by Sveaskog) pursuant to which it will continue as a key supplier of wood and wood chips to our Piteå mill.  Under this agreement, the Piteå mill will be supplied with raw materials at market prices until the later of December 31, 2008 or December 31 of the year five years after notice of termination is given by either party, subject to a re-negotiation of contract terms, including volume and price, that occurs annually and whenever there is a change of capacity.  At our two fresh fiber-based facilities (Piteå and Štúrovo), we have integrated pulp mills that convert the purchased wood chips and wood into pulp. These operations satisfy all of our unbleached fresh fiber-based pulp requirements and substantially all of our bleached pulp requirements.  All of our other containerboard facilities are recycled fiber-based.

Our containerboard mills generally distribute their product throughout Europe by truck with the exception of Piteå, which is located near a deep water port, where kraftliner is shipped by sea, rail and truck. Individual mills do not own outside warehousing facilities, although we use several third-party warehouses.

Solid Board

We are the largest producer of solid board in Europe, with a market share of over 50%, based on 2002 production, according to our estimates.  We own and operate nine mills located in The Netherlands, Germany and The Slovak Republic that produce various grades of solid board principally from recovered paper.  We categorize solid board production into three products:  solid board for packaging, graphic board and specialty board.  We are the leading European producer of both solid board for packaging and specialty board and the leading global producer of graphic board.  In 2002, we sold approximately 977 kilotons of solid board, generating total sales of €454.7 million, of which €264.6 million were to third parties.  The 977 kilotons that we sold in 2002 was comprised of 596 kilotons (61%) of solid board for packaging, 273 kilotons (28%) of graphic board and 108 kilotons (11%) of specialty board.

We sold approximately 70% of our solid board production for packaging, representing approximately 43% of our total solid board production, to our Packaging segment in 2002.  We sell the remainder of our solid board for packaging to external converting plants, which are primarily smaller, independent solid board converters.  We sell all of our production of graphic board and specialty board to third party customers.  We sell graphic board primarily to manufacturers of hardback book covers, ring binders, jigsaw puzzles and board games in Europe, North America and Asia.  We sell our specialty board primarily to European manufacturers of packaging for premium products, such as jewelry, cosmetics, wine and spirits.

We believe that we are the most cost-efficient and innovative solid board producer in Europe.  Our mills include the largest solid board production facilities in Europe.  We are one of the few solid board producers in Europe with in-line laminating capabilities, which we believe reduces our production cost of laminated solid board as compared to our competitors.

Details of our solid board mills are set forth below:

Solid Board Mill, Country	Number of Machines		Range of Paper Grades	2002 Production (in kilotons)	Annual Capacity (in kilotons)

Graphic Board, The Netherlands (two mills)	6	(1)	GB	270	300
Triton, The Netherlands (two mills)	3		SBP	237	250
Herzberger Papierfabrik, Germany	2		SBP	218	225
Attica, The Netherlands (two mills)	2		SB	108	120
Badenkarton, Germany	1		SBP	124	135
Štúrovo, Slovak Republic	2		SB	33	80	(2)

Total	16			990	1,110

GB                                =                                         Graphic Board

SBP                          =                                         Solid Board for Packaging

SB                                 =                                         Specialty Board

(1)                                  Represents 4 solid board machines and 2 machines producing laminating paper, which is primarily consumed internally.

(2)                                  Represents solid board production only.  This mill also produces containerboard (2002 containerboard production of 176 kilotons and containerboard annual capacity of 180 kilotons).

Recovered paper is the principal raw material for the production of solid board.  We source a portion of our recovered paper requirements for our solid board production operations through our recovered paper operations.  We source the remainder of our recovered paper requirements locally for each mill, although we seek to avoid dependence on any single supplier.

Our solid board mills generally distribute their product throughout Europe by truck.  We export a significant amount of graphic board, which is distributed by ship.

Recovered Paper

Through our five depots in The Benelux, Germany and the United Kingdom, we own and operate a business that sources, sorts and sells recovered paper.  We operate this business on a stand-alone basis and sell recovered paper both to our own containerboard and solid board mills on an arm’s length basis and externally.  In 2002, we sold 781 kilotons of recovered paper, generating total sales of €68.0 million, of which €21.6 million were to third parties.  The total volume of our recovered paper business represented approximately 35% of our total recovered paper needs for containerboard and solid board production in 2002.

We obtain our supply of recovered paper primarily from direct contracts with large retailers and municipalities, spot purchases in the recovered paper market and contracts with brokers and waste collection agencies. We have a 50% joint venture called “AVR Rietveld” with Afval Verwerking Rijnmond, one of the largest waste processors in The Netherlands, which we entered into to increase our supply of recovered paper from municipalities. We also own a 33% interest in EuroWaste, located in the Czech Republic, and a 14.3% interest in ReturPapper, located in Sweden.

Packaging Segment

Our Packaging segment produces a range of corrugated board and solid board packaging products to meet the protection, transportation, storage, display and marketing needs of customers throughout Europe. This segment has two business areas:  corrugated packaging, in which we are the third largest European producers by volume, and solid board packaging, in which we are the leading European producer by volume. We own and operate a pan-European network of 101 corrugated and solid board operating units in 17 European countries. In 2002, we sold approximately 3,800 million m2 of corrugated packaging products and 405 kilotons of solid board packaging, generating sales of €2,258.4 million.

Corrugated Packaging

We are the third largest producer of corrugated packaging in Europe, with a market share of 12%, based on 2002 production, according to our estimates. We own and operate 91 corrugated packaging plants in 16 countries throughout Western and Eastern Europe. As well as operating a network of plants across Europe, we benefit from strong regional positions within specific corrugated packaging markets.  We believe we are the market leader in Benelux, the Czech Republic and Slovak Republic, Poland and Germany, and number two market positions in Denmark and Sweden.  We are also the market leader overall in Eastern Europe.  In 2002, we sold approximately 3,800 million m2 of corrugated packaging products, generating total sales of €1,980 million.

Our corrugated packaging plants provide packaging designed to satisfy the protection, transportation, storage, display and marketing requirements of our customers in an economic and environmentally friendly manner. We place an emphasis on producing value-added and performance-based packaging as they generate higher and more stable margins than basic packaging.  Performance-based packaging optimizes the design of each corrugated package, such that it most efficiently meets the customer’s strength requirements while minimizing raw material inputs. This reduces end prices for the customer and improves our margins. In addition, a growing portion of our business is related to producing higher value-added packaging solutions, such as industrial, agricultural and high quality print packaging.

We serve a broad customer base, including food and beverage packers and manufacturers of consumer and industrial goods.  Packaging for food, beverages and agricultural products accounted for approximately 48% of our total corrugated packaging sales in 2002.  We believe that this helps to stabilize our production volumes since demand for food, beverages and agricultural products is generally less cyclical than for other consumer goods.  Our plants serve customers ranging from local businesses to large pan-European accounts, such as PepsiCo, MasterFoods, Proctor & Gamble, Heineken and Unilever.  In 2002, our top ten corrugated packaging customers accounted for approximately 9% of our total corrugated packaging sales, and no single customer accounted for more than 2% of our total corrugated packaging sales.

Due to the high relative cost of transportation, corrugated packaging plants generally can only serve a limited geographic area in a cost effective manner, typically within a distance of up to 300 kilometers.  However, higher value-added products may be economically transported over greater distances.  The density of our plant network, particularly in the Benelux, allows us to concentrate production of particular product lines into individual plants.  This results in higher capacity utilization, fewer product changeovers and, consequently, greater cost efficiency.  We believe that the size of our network also affords our customers greater flexibility and security of supply.

We believe that we are one of the most innovative and flexible corrugated packaging producers in Europe.  In total, our annual production of corrugated packaging has risen from approximately 750 million m2 in 1993 to 3,800 million m2 in 2002.  This reflects the investment made by both Kappa Packaging and Alpha to build their European packaging operations both organically and through acquisitions.  Of our 91 corrugated packaging plants, 55 are integrated plants, 4 are sheet feeder plants and 32 are sheet plants.  Integrated plants combine the production of corrugated board sheets with their conversion into corrugated packaging.  Sheet feeder and sheet plants are dedicated exclusively to corrugating and conversion activities, respectively.  The production of our converting plants can be increased to meet customer demand by operating additional production shifts.

Details of our corrugated packaging plants by region are set forth below:

Corrugated Packaging Plants	Number of Plants	2002 Volume (in million m2)
Benelux	13	800
Germany and Switzerland	16	885
France	11	405
Central Europe	11	505
Nordic	23	425
United Kingdom	6	255
Spain	7	245
Italy	4	280
Total	91	3,800

In 2002, our total corrugated packaging production used 1.4 million tons of recycled containerboard and 0.7 million tons of fresh containerboard.  Our corrugated packaging operations source a portion of their raw material requirements internally and the remainder externally from a diverse supplier base.

Solid Board Packaging

We are the largest manufacturer of solid board packaging in Europe, with a market share of 40% based on 2002 production according to our estimates.  We own and operate ten solid board packaging plants of which eight convert solid board into solid board packaging and two are sales offices.  One of the converting plants is fully integrated with our solid board mill at Herzberger.  In 2002, we sold 405 kilotons of solid board packaging products, generating total sales of €319.0 million.

Our solid board packaging plants produce solid board for transportation and display purposes.  Solid board can offer superior characteristics in terms of moisture resistance, efficiency of transport and handling and printability in comparison to other fiber-based packaging products.  The moisture resistance makes it particularly well suited for packaging flowers, fruit, vegetables, fresh fish, meat and dairy products.  The printability makes solid board packaging ideal for value-added products where aesthetics are important.  Our solid board packaging plants provide value-added solutions suitable for each of these sectors, and we are constantly developing new applications for solid board packaging.  For example, we have developed a packaging solution that significantly extends the transit life of fresh produce by controlling the atmosphere within the container.

As part of our total solutions philosophy, we also design and manufacture packaging systems in three centers of excellence in the United Kingdom, Sweden and Germany. We serve approximately 750 agricultural tray erectors that are primarily owned by us, and approximately 600 machines for manufacturing applications that are primarily owned by third parties.  We believe these systems further solidify our customer relations.

We serve a large number of customers that primarily operate in the perishable agricultural sector and range from local businesses to large regional accounts. In 2002, our top two solid board packaging customers accounted for approximately 9.1% and 4.4% of our total solid board packaging sales.

We believe that we are one of the most innovative, cost efficient and service-oriented solid board packaging producers in Europe.

Details of our solid board packaging plants by country are set forth below:

Solid Board Packaging Plants	Number of Plants	2002 Production (in kilotons)

Germany	3	170(	1)
Benelux	3	185
Norway	1	20
United Kingdom	1	30
France	2	—
Total	10	405

(1)  Includes production of fully integrated solid board packaging plant at Herzberger.

Due to the superior cost position and production capabilities of our own solid board mills, we fulfill substantially all of our solid board sourcing requirements internally.

Sales and Marketing

Our solid board mills and converting plants are responsible for generating their own sales based on defined product/market combinations and each of the facilities has a specialized sales force, which is responsible for sales and maintaining customer relations in that specific segment. Our containerboard operations have a centralized sales organization, with sales offices in The Netherlands, Germany, France, Spain, Italy, Switzerland and the United Kingdom.  In addition, we have a pan-European sales organization for our Packaging sector.  In 2002, approximately 15% of our sales were handled by the pan-European sales organization.

A key element of our sales strategy is to work closely with customers to understand their supply chain needs.  This enables us to develop products that make the supply chain more efficient.  We believe that by appreciating how our products relate to the protection, transportation, storage, display and marketing needs of our customers, we are better able to provide value-added packaging solutions and retain customer loyalty.

Product Development

We have strong product development capabilities that permit us to develop innovative solutions to meet the packaging needs of our customers. The sales staff at each of our facilities and the staff of our specialized product development centers work in partnership with our customers to provide more efficient and customer-focused solutions.

One of the main objectives of our product development efforts is to produce corrugated and solid board packaging products that meet the performance demands of our customers while minimizing the total raw material input.  In addition, we design our packaging to reduce the total cost in the supply chain for our customers from the point of customer purchase of packaging from us through to the take-up of product by our customer’s end consumers.  Our recent product development efforts have led to advancements in compression strength, ease of use, appearance and printability of our products.  We have developed a number of innovative solutions to meet the packaging needs of our customers, such as high-speed solid board packaging systems that can be installed on-site at customer locations.  We believe that our product development capabilities give us a significant competitive advantage.  Other value-enhancing products we have developed in partnership with our customers include solid board packaging solutions particularly suited to the transport of fresh fish and a packaging solution that significantly extends the transit life of fresh produce by controlling the atmosphere within the container.  Examples of value added corrugated packaging include sophisticated, printed, heavy duty and industrial packaging and point-of-sale displays.

Raw Materials

The principal inputs for our paper and board products are recovered paper and energy.  Raw material costs and energy costs represented approximately 43.6% and 9.7%, respectively, of the total operating costs (before amortization) of the Paper & Board segment in 2002. For our packaging plants, the principal raw material cost is either corrugated case material or solid board.  Raw material costs represented approximately 56.8% of total operating costs (before amortization) of the Packaging segment in 2002.  Each paper and board mill and packaging plant is responsible for obtaining its own raw materials, which are sourced both from the Kappa Packaging Group and externally.

Competition

The markets for containerboard and packaging products are highly competitive with many participants. Competition in our markets is based principally on quality, product performance and specifications, service and price. In particular, containerboard products are largely a commodity and subject to substantial price competition.

The containerboard and corrugated packaging sectors are among the more fragmented sectors in the European paper industry. The top five containerboard and corrugated packaging producers in the European market have only approximately 48% and 44%, respectively, of the total market share, based on 2002 sales volume according to our estimates.  Our primary competition in containerboard and corrugated packaging production comes from the other two large integrated businesses, SCA and Jefferson Smurfit Group.

The manufacture of containerboard and solid board products is capital intensive with high barriers to entry, particularly in fresh fiber-based production. We believe that capacity in the range of 600 kilotons is necessary in order to cost effectively operate a new kraftliner production mill in Europe. We estimate that such a mill would require capital expenditures of at least €700 million to build and a period of two years for planning and construction.  In general, new capacity can be added through conversion of other paper machines to containerboard or solid board production, although this happens infrequently.

In contrast to containerboard and solid board, the corrugated and solid board packaging sectors have relatively low financial barriers to entry. Competition in corrugated and solid board packaging is primarily regional.  Proximity to the customer is an important competitive factor in order to minimize shipping costs and to ensure on-time delivery and efficient service.  Our principal competition in the corrugated packaging sector consists of the other large integrated businesses, SCA and Jefferson Smurfit Group. Our main competition in the solid board packaging sector consists of Jefferson Smurfit Group, VPK Oudegem and other smaller enterprises.

Customers

We believe that we benefit from the stability of the end use markets of our products, with the food, beverage and agricultural sectors accounting for 48% of our packaging revenues in 2002, compared to an industry average in Europe of approximately 42%. Our broad customer base, of over 44,000 customers of our Packaging segment and approximately 500 customers of our Paper & Board segment, also enables us to minimize our dependence on any one customer. Our top ten Packaging segment customers accounted for only approximately 10% of that segment’s total sales in 2002, with no one customer representing more than 2.0%. Our top ten Paper & Board customers accounted for only 21% of that segment’s total volume in 2002, with no one customer representing more than 4%. In addition, we believe that we benefit from strong customer loyalty, which is evidenced by the fact that our current top ten customer relationships in terms of volume have spanned over ten years on average in the Packaging segment.

Intellectual Property

We currently hold various national and European Union patents and will continue to pursue patent protection for our innovations.  Kappa Packaging makes use of trademarks, including Kappa, Kappa Colours, Kappa Eskaboard and Quama and, by license from AssiDomän, the trademark Royal.

Environmental Regulation

Our mills and plants are affected by a wide range of laws and regulations relating to environmental issues in each jurisdiction in which we are located and by EU environmental regulations. These regulations are enforced by local and national bodies in the relevant jurisdiction.  Our different operations are affected by such laws to different degrees according to the jurisdiction involved.  By their nature, our containerboard and solid board production and, to a lesser extent, our recovered paper and packaging operations give rise to a number of environmental issues.

We require each of our mills and operational plants to comply with all applicable environmental laws and regulations appropriate to the jurisdiction in which they carry out their business.  We believe that our operations are substantially in compliance with all applicable environmental laws and regulations where failure to comply would materially and adversely affect our business.

Environmental regulations in the EU Member States are standardized or in the process of being standardized by a series of stringent directives concerning the environment.  In countries outside the EU (Switzerland, Poland, The Czech Republic, The Slovak Republic, Lithuania and Russia) our operations are not subject to EU environmental laws but are subject to national environmental laws.

Operation of Production Facilities

Environmental legislation and regulations commonly require businesses whose operations may have an impact on the environment to obtain permits and authorizations for those operations.  The manufacture of pulp and paper generally requires a permit which stipulates, for example, production conditions, limits on air emissions and wastewater discharges, noise control and waste management requirements.  Breaches of this operational permit or of other environmental laws and regulations may result in criminal sanctions, such as fines, orders to cease operations and/or requirements to clean-up pollution.  Environmental permits are also subject to modification and revocation and must be periodically updated.

The EU Directive 96/61/EC on Integrated Pollution Prevention and Control (“IPPC”) will require our operations in the European Union that impact significantly on the environment to be authorized under a national regime.  We will need to demonstrate to the relevant national regulator that we utilize best available techniques to minimize pollution and maximize energy efficiency.  All of our existing operations in EU Member States are likely to require authorization under the IPPC by 2007, which is the European Union wide deadline.  However, enabling legislation is a pre-condition to the IPPC becoming effective in each Member State, and this may occur after 2007. This directive will result in increased regulation of aspects of our production processes.  In particular, in certain jurisdictions in which we operate, a baseline contamination report will need to be submitted to the relevant regulator with an application for the new permit.

Waste Management

All of our operations in EU Member States are subject to the Waste Framework Directive 75/442/EEC as amended by 91/156/EC and our board production operations are subject to the Hazardous Waste Directive 91/689/EC. These directives seek to impose a uniform system of waste management across the European Union.  All our operations generate and hold waste prior to removal elsewhere, and the directives, where nationally implemented, require that we manage waste in a way that does not involve the use of processes likely to harm the environment or cause harm to human health. Permits are required for keeping, treating, depositing or disposing of waste, subject to certain exemptions.  Failure to fulfill these requirements may lead to both criminal and civil liability, with sanctions including fines, orders to cease breaches and clean-up orders.

Packaging

All of our packaging operations in EU Member States fall under the Packaging and Packaging Waste Directive 94/62/EC.  We must comply with the appropriate national targets to re-use, recover or recycle materials and products that become waste.  Failure to comply could lead to the operation being fined and the packaging produced being barred from the EU market.  We currently achieve compliance with these regulations by membership in approved compliance schemes.

Wastewater and Other Releases

We are under statutory duties in most jurisdictions in which we operate to control discharges into watercourses and sewer systems and to maintain effluent treatment plants where appropriate.  We are also subject to regulations, which impose liability for fines and other penalties and, in certain jurisdictions in which we operate, clean-up costs, in the event of accidental spills and pollution by releases of hazardous substances into the environment.

Contamination

Environmental laws and regulations may also impose obligations to investigate, remediate or pay for the investigation or remediation of contaminated land and groundwater and to compensate private third parties for related damages.

From time to time we dispose of closed plants.  In most jurisdictions in which we operate, plant closure programs require businesses to take steps to make safe, from an environmental perspective, site operations and clean-up any soil and/or groundwater contamination.

Sustainability Requirements

Forest and environmental protection legislation in Sweden places an emphasis on sustainable commercial utilization of forests and is intended to preserve natural biodiversity.

Environmental Management

We have worked and continue to work towards compliance with international best practice standard ISO 14001.  Ten out of our 17 containerboard and solid board mills and certain of our packaging operations have implemented ISO 14001 certified environmental management systems.  The aim of this standard is to reduce an organization’s environmental impact and ensure continuously improved environmental performance and compliance through internal auditing, target setting and training.

C.                                    Organizational Structure

The following shows our corporate structure:

Kappa Holding B.V. holds 100% of the share capital of Kappa Beheer B.V.  Kappa Beheer B.V. holds 100% of the share capital of Kappa Packaging B.V.  Kappa Packaging holds shareholdings in other holding companies of the Kappa Packaging Group and indirectly in the operating companies.  None of Kappa Holding B.V., Kappa Beheer B.V. or Kappa Packaging B.V. conducts directly any operational activities.

For an overview of main subsidiaries of Kappa Holding reference is made to Note 32 to the Consolidated Financial Statements, included in this document in “Item 18. Financial Statements.”

D.                                    Property, Plants and Equipment

We own substantially all of our production facilities.  All of the mills and plants referred to in the sections above are owned by us or one of our direct or indirect wholly owned subsidiaries.

Item 5.  Operating and Financial Review and Prospects

The following discussion addresses the financial conditions and results of operations of the Kappa Packaging Group for the years ended December 31, 2000, 2001 and 2002.  This discussion should be read in conjunction with our audited Consolidated Financial Statements, the notes thereto and the other financial information included elsewhere in this document.  Our Consolidated Financial Statements are prepared in accordance with Dutch generally accepted accounting principles (“Dutch GAAP”), which differ from US generally accepted accounting principles (“US GAAP”) with respect to certain items.  These differences mainly relate to the treatment of goodwill, restructuring charges, acquisition adjustments, business process reengineering costs, valuation of swaptions, treatment of insurance proceeds, insurance provisions, financial instruments and pensions.  For a discussion of how our application of Dutch GAAP differs from US GAAP and a reconciliation of our net income and shareholders’ equity from Dutch GAAP to US GAAP, see Note 28 to our audited Consolidated Financial Statements included in “Item 18.  Financial Statements.”  The following discussion contains forward-looking statements which involve risks and uncertainties.  In the future, our actual results may differ significantly from the results discussed in the forward-looking statements.  Factors that might cause such differences include, but are not limited to, those discussed in “Item 3.D. - Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are one of the largest producers by volume of containerboard, solid board and corrugated packaging and solid board packaging in Europe.  We currently operate 16 containerboard and solid board mills in Sweden, The Netherlands, Germany, The Slovak Republic, the United Kingdom, the Czech Republic, France and Italy and 101 packaging converting plants throughout Western and Eastern Europe.

We operate two business segments:  Paper & Board and Packaging. Our Paper & Board segment produces various qualities of containerboard and solid board using a mix of recycled and fresh fibers, which we sell both to our own converting plants and externally for use in the production of corrugated and solid board packaging.  We also produce graphic board that is used in a variety of products, such as puzzles and hardback book covers, and specialty board that is used in consumer packaging for premium products, such as jewelry, cosmetics and wine and spirits. Our Packaging segment converts containerboard and solid board for packaging into corrugated and solid board packaging products designed to meet our customers’ requirements for the protection, transportation, storage, display and marketing of their products.  In addition, as part of our Paper & Board segment, we operate a recovered paper sourcing and trading business primarily to provide our containerboard and solid board mills with a reliable source of raw material.

In 2002, 40% of our containerboard and solid board production was used by our Packaging segment. All intercompany sales from our Paper & Board segment to our Packaging segment are made on an arms-length basis and are eliminated for consolidated reporting purposes.  In addition, the Packaging segment purchased 53% of its containerboard and solid board from third-party sources.

Containerboard prices are sensitive to imbalances in supply and demand mainly due to containerboard’s commodity characteristics.  As containerboard demand is derived from the relatively stable demand for corrugated packaging, prices are particularly vulnerable to arbitrary changes in industry capacity.  In the past, the capital intensive and high fixed cost nature of the industry led to significant price declines during periods of reduced demand as production has tended to continue so long as prices were sufficient to meet marginal costs.

Additionally, prices for containerboard and solid board are closely related to movements in the costs of the underlying raw materials such as recovered paper and wood.  Prices for these raw materials, particularly mixed waste paper have been volatile and, as a result, it is difficult for us to forecast future price trends.  For example, the price per ton of mixed waste paper reached a peak of €110 per ton in May 2000, in comparison to the six-year low point of €3 per ton in January 1997. Recovered paper prices then decreased in the period from August 2000, then subsequently increased to approximately €135 per ton for old corrugated containers (OCC) in June 2002 and then decreased to approximately €65 per ton for mixed waste paper and €75 per ton for OCC (current level).  In contrast, wood prices have tended to be relatively stable.

In general, corrugated packaging prices vary with the underlying price of the principal raw material:  containerboard.  As such, corrugated packaging manufacturers seek to adjust their sales prices to maintain their margins as the price of containerboard varies.  These adjustments generally reflect containerboard price changes after an initial lag of up to six months.  Similar to corrugated packaging, solid board packaging prices vary with the underlying price of its raw material, solid board.

Recycled fiber, which is derived from recovered paper stock, is our most significant raw material.  Recovered paper is a commodity that is traded on world markets.  There is on average a six-month lag between supply increasing to match demand.  In addition, Europe currently exports recovered paper to Asia, which can further drive imbalances between supply and demand.  We believe that waste paper-related legislation is gradually increasing the long-term supply of recovered paper.

In 2002, energy costs amounted to 4.77% of our sales (2001:  4.75%). We have energy contracts of a limited duration in order to maintain the flexibility to benefit from the continuing liberalization of the European energy market.

We tend not to have significant order backlogs at any time.

Strategic Drivers

Industry Consolidation

The acquisition in 2001 of the containerboard and corrugated packaging businesses of AssiDomän doubled the size of the Group, both in terms of annual sales and reach.  However, the corrugated packaging industry is still fragmented in Europe.  Accordingly, we believe that there are additional opportunities for further consolidation within the industry and we expect that this trend will help to drive our growth going forward. We plan to continue our acquisition strategy by purchasing to both increase market share and to fill in geographic gaps.

Global Sales Strategy

A predominant driver of the consolidation trend within the worldwide office products industry is a movement toward the globalization of customers.  As corporations become increasingly global, they are looking to their suppliers for centralized international purchasing solutions that provide distribution and fulfillment on a local level.  To reduce operating expenses, customers want to make purchasing decisions from one central location for their global business, but need the inventory management, day-to-day purchasing needs, and delivery of products and services to be fulfilled in local markets.

We believe that we now have the geographic spread and operational scale to grow profitably by capturing increased market share.  We also believe that we have the ability to add low cost capacity at a number of our plants to take advantage of future market opportunities.

Customers Seeking a Single-Source Supplier

Many customers look for a logistics chain solution.  Many of our larger customers require a packaging solution that has a high degree of integration in the logistic chain from manufacturing through packaging, warehousing, distribution and transport to reduce operating expenses.  We believe that this increasing trend fits into the specific knowledge which we have developed in order to successfully grow our business.

Acquisitions

We have made selective acquisitions over the past several years that have increased our production capacity and expanded our business.  We have integrated 14 businesses into Kappa since 1994, including the following principal acquisitions during the last three years:

•                      In May 2001, we acquired Alpha, the containerboard and corrugated packaging business of AssiDomän for €1,120.9 million.  The acquisition resulted in goodwill of €218.8 million, after the application of adjustments to the fair market value of €13.5 million in 2002, as a result of which the fair market value increased from €387.7 million to €401.2 million.

•                      In March 2000, we acquired the SCAO Group for €83.8 million.  The acquisition resulted in goodwill of €18.6 million.

Our acquisition of Alpha in May 2001 added four containerboard and solid board mills and 64 packaging converting plants located in four and ten countries, respectively. This acquisition increased our containerboard capacity by almost 90% and our corrugated packaging capacity by 120%. The results of Alpha are included in our Consolidated Financial Statements from May 17, 2001, the date of closing of the acquisition. As part of the integration of Alpha into our operations, we decided in the third quarter 2001 to close down two of our corrugated packaging converting plants, one in Hilden, Germany and one in Neufahrn, Germany.  The closure of both plants was finalized in the fourth quarter of 2001. Sales and production of both companies were transferred to our other production facilities. As another part of our Alpha integration, we rebuilt the corrugated production plant Kappa Empee (Eindhoven, The Netherlands) from a fully integrated plant into a major sheetfeeder operation. We finalized this rebuilding during 2002.

In March 2000, we acquired Société Cartonries de l’Atlantique en Ondulé (SCAO), a French corrugated packaging producer.  The results of SCAO are included in our Consolidated Financial Statements from January 1, 2000.

Post balance sheet events

In March 2003, the Kappa Packaging Group agreed to acquire Grenland Papp AS, a small Norwegian corrugated board manufacturer for €1.1 million, and to increase its interest in Orko Pak B.V. a small corrugated converting plant in The Netherlands, from 50% to 100% for €0.5 million.

In May 2003, the Kappa Packaging Group issued Senior Subordinated Notes of €95.0 million that resulted in net proceeds of €100.7 million. On June 23, 2003 the proceeds of this note issuance were used to redeem the euro-denominated mezzanine notes of €100.0 million issued on May 18, 2001 by Kappa Beheer B.V.  The total redemption of the mezzanine notes amounted to €107.5 million including accumulated interest and an early repayment charge. The warrants issued together with the mezzanine notes were cancelled.  The interest rate on the new Senior Subordinated Notes has been set at 10 5/8% and is payable semi-annually on January 15 and July 15 of each year commencing on July 15, 2003.

In June 2003, discussions with the local works council have largely been concluded regarding the closure of Kappa Mennecy Paper (Mennecy, France). The mill will not be started-up again after the shut down in April 2003, as a result of which approximately 100 employees become redundant.

Operating Results

The table below sets forth our operating results in millions of euro and as a percentage of our sales for the periods indicated.

	Year ended December 31,
	2000		2001		2002
	€	%	€	%	€	%
	(€ millions except percentages)
Income Statement Data
Sales	1,657.4	100.0	2,471.3	100.0	2,923.8	100.0
Net change in work in progress and finished goods	15.0	0.9	1.0	—	13.8	0.5

Net sales including net change in work in progress and finished goods	1,672.4	100.9	2,472.3	100.0	2,937.6	100.5
Operating expenses:
Raw material costs	(692.9)	(41.8)	(917.7)	(37.1)	(1,077.6)	(36.9)
External services(1)	(267.3)	(16.1)	(434.7)	(17.6)	(523.3)	(17.9)
Labor costs	(359.3)	(21.7)	(561.9)	(22.7)	(697.9)	(23.9)
Other operating costs	(83.0)	(5.0)	(135.9)	(5.5)	(197.8)	(6.8)
Depreciation	(111.2)	(6.7)	(152.4)	(6.2)	(167.8)	(5.7)
Total operating expenses before amortization and impairment charges	(1,513.7)	(91.3)	(2,202.6)	(89.1)	(2,664.4)	(91.2)
Operating income before amortization and impairment charges(2)	158.7	9.6	269.7	10.9	273.2	9.3
Amortization and impairment charges	(18.7)	(1.1)	(23.6)	(0.9)	(50.7)	(1.7)
Operating income	140.0	8.5	246.1	10.0	222.5	7.6
Interest expense, net	(118.5)	(7.2)	(167.8)	(6.8)	(192.0)	(6.5)
Interest expense on Shareholders’ loans	(20.7)	(1.2)	(34.9)	(1.4)	(46.2)	(1.6)

Result before income taxes	0.8	0.1	43.4	1.8	(15.7)	(0.5)

Income taxes	(13.8)	(0.8)	(19.1)	(0.8)	5.4	0.2
Income from participations	0.7	—	0.2	—	0.6	—
Minority interests	—	—	(0.2)	—	(0.2)	—

Income/(loss) before extraordinary items	(12.3)	(0.7)	24.3	1.0	(9.9)	(0.3)
Extraordinary items, net of tax	(3.4)	(0.2)	(13.1)	(0.5)	—	—

Net income/(loss)	(15.7)	(0.9)	11.2	0.5	(9.9)	(0.3)

Other Financial Data
EBITDA(3)	269.9	16.3	422.1	17.1	441.0	15.1
Total assets(4)	2,114.3		3,709.2		3,643.4
Assets(5)	1,405.5		2,785.2		2,753.3
Net capital expenditure(6)	102.5		154.6		162.1

(1) External services relate to freight charges, energy costs and maintenance costs from third parties.

(2) Operating income before amortization and impairment charges is not a measure recognized by generally accepted accounting principles and should not be considered as a substitute for operating income, as an indicator of liquidity or as a substitute for net cash provided. We view this measure as a relevant supplementary measure of performance in our industry.

(3) EBITDA equals earnings from operations before income taxes, net interest expense, depreciation, amortization, income from participations and minority interests. EBITDA is a widely accepted financial indicator to investors of a company’s ability to incur and service debt.  It is not, however, a measure recognized by generally accepted accounting principles in The Netherlands and the United States of America and should not be considered as a substitute for operating income, as an indicator of liquidity or as a substitute for net cash provided. This method may not be comparable to the EBITDA calculations of other entities. EBITDA for the year 2002 includes exceptional restructuring expenses of €12.0 million, incurred in the Paper & Board segment (€0.4 million) and the Packaging segment (€11.6 million). The restructuring expenses relate to a restructuring provision set up due to management’s decision to reduce the total number of employees during 2003 by approximately 400.

(4) Total assets include goodwill (2002:  €874.2 million, 2001:  €913.2 million and 2000:  €702.8 million) and (deferred) income taxes (2002:  €15.9 million, 2001:  €10.8 million and 2000:  €6.0 million).

(5) Assets exclude goodwill and (deferred) income taxes, in accordance with Dutch GAAP.

(6) Shown net of disposals of capital assets including obsolete equipment and real estate not used in operations, none of which was material.

The table below sets forth certain segment information for the period indicated.

	Year ended December 31,
	2000	2001	2002
	(€ millions)
Sales
Paper & Board	860.6	1,086.5	1,295.2
Packaging	1,105.5	1,881.5	2,258.4
Eliminations	(308.7)	(496.7)	(629.8)
Consolidated total	1,657.4	2,471.3	2,923.8

Operating income before amortization and impairment charges(2)
Paper & Board	130.7	199.4	197.4
Packaging	48.5	108.6	107.0
Corporate expenses	(20.5)	(38.3)	(31.2)
Consolidated total	158.7	269.7	273.2

The table below sets forth certain financial information for our Paper & Board segment.

	Year ended December 31,
	2000		2001		2002
	€	%	€	%	€	%
	(€ millions except percentages and sales volumes)
Income Statement Data
Sales	860.6	100.0	1,086.5	100.0	1,295.2	100.0
Net changes in work in progress and finished goods	4.4	0.5	4.3	0.4	9.0	0.7
Net Sales including net change in work in progress and finished goods	865.0	100.5	1,090.8	100.4	1,304.2	100.7
Operating expenses
Raw material costs	(356.8)	(41.5)	(368.1)	(33.9)	(482.4)	(37.2)
External services(1)	(163.5)	(19.0)	(241.5)	(22.2)	(288.3)	(22.3)
Labor costs	(124.4)	(14.4)	(159.2)	(14.6)	(186.0)	(14.4)
Other operating costs, net	(27.8)	(3.2)	(46.4)	(4.3)	(67.2)	(5.2)
Depreciation	(61.8)	(7.2)	(76.2)	(7.0)	(82.9)	(6.4)
Total operating expenses before amortization and impairment charges	(734.3)	(85.3)	(891.4)	(82.0)	(1,106.8)	(85.5)
Operating income before amortization and impairment charges(2)	130.7	15.2	199.4	18.4	197.4	15.2

Other Financial Data
EBITDA(3)	192.5	22.4	275.6	25.4	280.3	21.6
Assets(4)	633.9		1,070.9		1,059.4
Net capital expenditure(5)	35.9		86.1		77.0

Other Data
Sales volumes (kilotons)	2,053		2,660		3,133

(1) External services relate to freight charges, energy costs and maintenance costs from third parties.

(2) Operating income before amortization and impairment charges is not a measure recognized by generally accepted accounting principles and should not be considered as a substitute for operating income, as an indicator of liquidity or as a substitute for net cash provided. We view this measure as a relevant supplementary measure of performance in our industry.

(3) EBITDA equals earnings from operations before income taxes, net interest expense, depreciation, amortization, income from participations and minority interests. EBITDA is a widely accepted financial indicator to investors of a company’s ability to incur and service debt.  It is not, however, a measure recognized by generally accepted accounting principles in The Netherlands and the United States of America and should not be considered as a substitute for operating income, as an indicator of liquidity or as a substitute for net cash provided. This method may not be comparable to the EBITDA calculations of other entities. EBITDA for the year 2002 includes exceptional restructuring expenses of €0.4 million. The restructuring expenses relate to a restructuring provision set up due to management’s decision to reduce the total number of employees during 2003 by approximately 400.

(4) Assets exclude goodwill and (deferred) income taxes, in accordance with Dutch GAAP.

(5) Shown net of disposals of capital assets including obsolete equipment and real estate not used in operations, none of which was material.

The table below sets forth certain financial information for our Packaging segment in millions of euros and as a percentage of sales for the periods indicated.

	Year ended December 31,
	2000		2001		2002
	€	%	€	%	€	%
	(€ millions except percentages and sales volumes)
Income Statement Data
Sales	1,105.5	100.0	1,881.5	100.0	2,258.4	100.0
Net changes in work in progress and finished goods	10.7	1.0	(4.7)	(0.2)	4.8	0.2
Net sales including net change in work in progress and finished goods	1,116.2	101.0	1,876.8	99.8	2,263.2	100.2
Operating expenses
Raw material cost	(646.2)	(58.5)	(1,039.4)	(55.2)	(1,225.7)	(54.3)
External services(1)	(102.2)	(9.2)	(191.5)	(10.2)	(234.0)	(10.4)
Labor costs	(224.3)	(20.3)	(385.3)	(20.5)	(490.8)	(21.7)
Other operating costs, net	(47.2)	(4.3)	(78.4)	(4.2)	(124.0)	(5.5)
Depreciation	(47.8)	(4.3)	(73.6)	(3.9)	(81.7)	(3.6)
Total operating expenses before amortization and impairment charges	(1,067.7)	(96.6)	(1,768.2)	(94.0)	(2,156.2)	(95.5)
Operating income before amortization and impairment charges(2)	48.5	4.4	108.6	5.8	107.0	4.7

Other Financial Data
EBITDA(3)	96.3	8.7	182.2	9.7	188.7	8.4
Assets(4)	641.2		1,463.6		1397.2
Net capital expenditure(5)	66.5		67.5		77.7

Other Data
Sales volumes (kilotons)	1,381		2,131		2,466

(1) External services relate to freight charges, energy costs and maintenance costs from third parties.

(2) Operating income before amortization and impairment charges is not a measure recognized by generally accepted accounting principles and should not be considered as a substitute for operating income, as an indicator of liquidity or as a substitute for net cash provided. We view this measure as a relevant supplementary measure of performance in our industry.

(3) EBITDA equals earnings from operations before income taxes, net interest expense, depreciation, amortization, income from participations and minority interests.  EBITDA is a widely accepted financial indicator to investors of a company’s ability to incur and service debt.  It is not, however, a measure recognized by generally accepted accounting principles in The Netherlands and the United States of America and should not be considered as a substitute for operating income, as an indicator of liquidity or as a substitute for net cash provided. This method may not be comparable to the EBITDA calculations of other entities. EBITDA for the year 2002 includes exceptional restructuring expenses of €11.6 million. The restructuring expenses relate to a restructuring provision set up due to management’s decision to reduce the total number of employees during 2003 by approximately 400.

(4) Assets exclude goodwill and (deferred) income taxes, in accordance with Dutch GAAP.

(5) Shown net of disposals of capital assets including obsolete equipment and real estate not used in operations, none of which was material.

Year ended December 31, 2002 compared to Year ended December 31, 2001

It should be noted that the total of amounts provided in any segment analysis below will not necessarily equal amounts shown on a consolidated basis due to intercompany eliminations and corporate items.

Sales.  Sales increased by €452.5 million, or 18.3%, to €2,923.8 million in 2002 from €2,471.3 million in 2001.  The sales increase was mainly the result of an increase in volumes of 18% as a result of the acquisition and consolidation of Alpha as from May 17, 2001.  Sales were also positively influenced by a slight increase in the average sales prices for containerboard and packaging products.

Sales in the Paper & Board segment increased by €208.7 million, or 19.2%, from €1,086.5 million in 2001 to €1,295.2 million in 2002.  The increase is the net result of increased sales volumes of 17.8% resulting from the acquisition of Alpha and a slight increase in the average sales prices for containerboard.  Sales in the Paper & Board segment included €630.0 million in 2002 and €496.7 million in 2001 of sales to the Packaging segment.

Sales in the Packaging segment increased by €376.9 million, or 20.0%, from €1,881.5 million in 2001 to €2,258.4 million in 2002.  The increase mainly results from increased sales volumes of 17.9%, reflecting the acquisition of Alpha, and also comes from a slight increase in the average sales prices for packaging products.

Raw material costs.  Raw material costs increased by €159.9 million, or 17.4%, from €917.7 million in 2001 to €1,077.6 million in 2002.  Raw material costs in the Paper & Board segment increased to €482.4 million, or 31.1%, and in the Packaging segment to €1,225.7 million, or 17.9%.  Raw material costs as a percentage of sales increased to 37.2% in 2002 from 33.9% in 2001 for our Paper & Board segment and decreased only slightly to 54.3% from 55.2% for our Packaging segment. The increase in the raw material costs in our Paper & Board segment mainly reflects the sharp increase in recovered paper prices in the second quarter of 2002.

External services.  Costs of external services, consisting of freight charges, energy costs and maintenance costs, increased by €88.6 million, or 20.4%, from €434.7 million in 2001 to €523.3 million in 2002. This increase of €88.6 million was mainly due to increased freight charges (€49.7 million or 26.1%), maintenance costs (€21.8 million or 17.9%) and energy costs (€17.1 million or 14.0%) resulting from the acquisition and consolidation of Alpha. The cost of external services as a percentage of sales increased slightly from 17.6% in 2001 to 17.9% in 2002.

Costs of external services in the Paper & Board segment increased by €46.8 million, or 19.4%, from €241.5 million in 2001 to €288.3 million in 2002. This increase came from increased freight charges (€23.6 million or 28.4%), maintenance costs (€10.4 million or 16.3%) and energy costs (€12.8 million or 13.5%), resulting mainly from the acquisition and consolidation of Alpha. Cost of external services as a percentage of sales in the Paper & Board segment, therefore, increased slightly from 22.2% in 2001 to 22.3% in 2002.

Costs of external services in the Packaging segment increased by €42.5 million, or 22.2%, from €191.5 million in 2001 to €234.0 million in 2002. This increase was the result of increased freight charges (€26.1 million or 24.3%), maintenance costs (€12.0 million or 21.3%) and energy costs (€4.4 million or 15.9%) mainly due to the acquisition and consolidation of Alpha. Cost of external services as a percentage of sales in the Packaging segment increased slightly from 10.2% in 2001 to 10.4% in 2002.

Labor costs.  Labor costs increased by €136.0 million, or 24.2%, to €697.9 million in 2002 from €561.9 million in 2001, relating mainly to an increase in the number of full time employees. The average number of full time employees increased by approximately 22% from 13,628 in 2001 to 16,626 in 2002. In addition, the decision was made in the fourth quarter of 2002 to reduce the total number of full time employees during 2003 by approximately 400, for which a restructuring provision of €12.0 million was made in 2002.

Labor costs in the Paper & Board segment, excluding exceptional restructuring charges of €0.4 million in 2002, increased by €26.4 million, or 16.6%, from €159.2 million to 2001 to €185.6 million in 2002. The increase is mainly the result of general wage increases, higher pension costs, and a net increase in the average number of full time employees by approximately 14% from 3,729 in 2001 to 4,238 in 2002, mainly due to the consolidation of Alpha.

Labor costs in the Packaging segment, excluding exceptional restructuring charges of €11.6 million in 2002, increased by €93.9 million, or 24.3%, from €385.3 million in 2001 to €479.2 million in 2002. This was mainly the result of general wage increases, higher pension costs, and a net increase in the average number of full time employees by approximately 25% from 9,770 in 2001 to 12,223 in 2002, due to the consolidation of Alpha.

Other operating costs.  Other operating costs consisting of rent, lease, office, communication, travel, insurance, automation, other expenses and other income increased by €61.9 million, or 45.5%, from €135.9 million in 2001 to €197.8 million in 2002, principally relating to the consolidation of Alpha and to increased insurance costs.

Depreciation.  Depreciation charges increased by €15.4 million, or 10.1%, to €167.8 million in 2002 from €152.4 million in 2001 mainly due to the consolidation of Alpha.

Operating income before amortization and impairment charges.  As a result of the factors discussed above, including the acquisition of Alpha and corporate expenses of €31.2 million (2001:  €38.3 million; 2000:  €20.5 million), our operating income before amortization and impairment charges increased by €3.5 million, or 1.3%, to €273.2 million in 2002 from €269.7 million in 2001.  Operating income before amortization and impairment charges was €197.4 million in the Paper & Board segment for 2002 compared to €199.4 million in 2001.  Operating income before amortization and impairment charges was €107.0 million in the Packaging segment for 2002 compared to €108.6 million in 2001.

Amortization and impairment charges.  Amortization charges of intangible fixed assets increased by €7.1 million, or 30.1%, to €30.7 million in 2002 from €23.6 million in 2001, mainly as a result of the consolidation of Alpha and the amortization of software development costs as from January 1, 2002.

Based on an impairment test performed during 2002, an additional depreciation charge was made in 2002 against certain assets in the Packaging segment to reflect their present value.  The impairment was calculated with a discount rate of 8.4% using the discounted cash flow method for each of the four reporting units, being:  Containerboard and Solid Board within the Paper & Board segment and Corrugated Packaging and Solid Board Packaging within the Packaging segment. The impairment charge is allocated to the tangible fixed asset categories on a pro-rata basis.

Operating income.  As a result of the factors discussed above, our operating income decreased by €23.6 million, or 9.6%, to €222.5 million in 2002 from €246.1 million in 2001.

Interest expense, net.  Interest expense, net increased by €33.5 million, or 17.5%, from €202.7 million in 2001 to €238.2 million in 2002.  The increase in interest expense, net was mainly the result of additional funding obtained in 2001 for the financing of the acquisition of Alpha.

Income taxes.  The effective tax rate on result from ordinary operations was 34.3% in 2002, compared to 44.2% in 2001. The decrease of the effective tax rate in 2002 compared to 2001 is mainly the result of the recognition of operating losses carried forward from prior years. The weighted average statutory tax rate on a consolidated basis was approximately 31.4% for 2002 and 30.9% for 2001. The difference between the effective tax rate for the year 2002 compared to the weighted average statutory tax rate is mainly the result of permanent differences including non-deductible goodwill and other non-tax deductible expenses, together with the recognition of operating losses carried forward from prior years.

Net income.  As a result of the factors discussed above, our net income decreased by €21.1 million to €(9.9) million in 2002 from €11.2 million in 2001.

Year ended December 31, 2001 compared to Year ended December 31, 2000

It should be noted that the total of amounts provided in any segment analysis below will not necessarily equal amounts shown on a consolidated basis due to intercompany eliminations and corporate items.

Sales.  Sales increased by €813.9 million, or 49.1%, to €2,471.3 million in 2001 from €1,657.4 million in 2000.  Sales attributable to Alpha constituted €879.8 million of the overall increase, or €799.3 million net of intercompany eliminations of €80.5 million. Excluding Alpha, sales were €1,672.0 million, or €14.6 million (0.9%) more than in 2000. Sales, excluding Alpha, were essentially unchanged as increased sales volumes for packaging products (+3.8%) and increased average sales prices for packaging products (+2.5%) were largely offset by decreased average sales prices for containerboard and solid board in 2001 compared to 2000 (-5.5%).

Sales in the Paper & Board segment increased by €225.9 million, or 26.2%, to €1,086.5 million.  The increase is mainly the net result of a 29.6% increase in sales volumes as a result of the acquisition of Alpha and lower average sales prices for containerboard and solid board.  Sales in the Paper & Board segment included €489.0 million in 2001 and €308.7 million in 2000 of sales to the Packaging segment.

Sales in the Paper & Board segment, excluding Alpha, decreased by €53.6 million, or 6.2%, to €807.0 million in 2001 from €860.6 million in 2000.  This decrease in sales in 2001 from 2000 was primarily the result of a 5.5% decrease in the average sales prices for containerboard and solid board.  Limited growth in the corrugated market and increases in paper production capacity becoming operational affected the supply and demand of recycled fiber-based containerboard in 2001.  The kraftliner markets in Europe were relatively stable in 2001. Exports of kraftliner from the United States continued to decrease due to downtime and the permanent closure of North American capacity. The high value of the US dollar also forced US suppliers to reduce their exports of kraftliner in 2001. This helped the European kraftliner market to maintain stable sales prices during 2001.  Sales volumes in 2001 in the Paper & Board segment, excluding Alpha, were slightly higher than in 2000. We estimate that the growth of the European market for recycled fiber-based containerboard in 2001 was limited to approximately 0.2%.

Sales in the Packaging segment increased by €776.0 million, or 70.2%, to €1,881.5 million.  The increase is mainly the result of a 54.3% increase in volumes, mainly due to the acquisition of Alpha, and increased average sales prices for packaging products.

Sales in the Packaging segment, excluding Alpha, increased by €69.5 million, or 6.3%, to €1,175.0 million in 2001 from €1,105.5 million in 2000.  The increase was mainly the result of a 3.8% increase in sales volumes and a 2.5% increase in average sales prices for packaging products. Towards the end of 2001, growth of the packaging market in Western Europe slowed, though Central and Eastern Europe continued to show positive development.  The average sales prices for containerboard and solid board decreased in 2001, whereas the average sales prices for packaging products increased for the year 2001 compared to 2000, reflecting the usual time delay in passing on raw material price changes.  However, in the fourth quarter of 2001 packaging prices began to decline because of lower prices for recycled containerboard.

Raw material costs.  Raw material costs increased by €224.8 million, or 32.4%, to €917.7 million in 2001 from €692.9 million in 2000.  Raw material costs in the Paper & Board segment increased to €368.1 million, or 3.2%, and in the Packaging segment to €1,039.4 million, or 60.8%.  Raw material costs as a percentage of sales, including Alpha, decreased to 33.9% from 41.5% for our Paper & Board segment and decreased to 55.2% from 58.5% for our Packaging segment.

Raw material costs in our Paper & Board segment, excluding Alpha decreased by €83.1 million, or 23.3%, to €273.7 million in 2001 from €356.8 million in 2000.  This decrease was primarily due to lower average prices of recovered paper.  Raw material costs in our Packaging segment, excluding Alpha, increased by €23.4 million, or 3.6%, to €669.6 million in 2001 from €646.2 million in 2000, including purchases from our Paper & Board segment.  This increase was due to the increase in average sales prices for containerboard and solid board.

External services.  Costs of external services, consisting of freight charges, energy costs and maintenance costs, increased by €167.4 million, or 62.6%, to €434.7 million in 2001 from €267.3 million in 2000.  Costs of external services in the Paper & Board segment increased to €241.5 million, or 47.7%, and in the Packaging segment to €191.5 million, or

87.4%.  Costs of external services as a percentage of sales, including Alpha, increased to 22.2% from 19.0% for our Paper & Board segment and increased to 10.2% from 9.2% for our Packaging segment.

Costs of external services in the Paper & Board segment, excluding Alpha, increased to €176.6 million from €163.5 million in 2000, or 8.0%, and in the Packaging segment to €111.9 million from €102.2 million in 2000, or 9.5%.  The overall increase in the cost of external services, excluding an increase of €144.7 million related to Alpha, was primarily due to increased maintenance costs of €5.6 million, energy costs of €12.3 million and freight charges of €4.8 million, the latter two primarily as a result of increases in electricity, gas and oil prices.

Labor costs.  Labor costs increased by €202.6 million, or 56.4%, to €561.9 million in 2001 from €359.3 million in 2000.  Labor costs in the Paper & Board segment increased to €159.2 million, or 28.0%, and in the Packaging segment to €385.3 million, or 71.8%.  Labor costs as a percentage of sales, including Alpha, increased to 14.7% from 14.5% for our Paper & Board segment and increased to 20.5% from 20.3% for our Packaging segment.

Labor costs in the Paper & Board segment, excluding Alpha, increased to €126.8 million from €124.4 in 2000, or 1.9%, and in the Packaging segment to €238.3 million from €224.3 million in 2000, or 6.2%.  The overall increase, excluding an increase of €181.9 million related to Alpha, was primarily due to general salary and wage increases and an increase in the average number of employees, excluding employees related to Alpha, of 1%.  Labor costs were positively influenced by approximately €4.5 million in both 2001 and 2000 as a result of pension premium holidays in The Netherlands being declared in both years due to above-average returns on investments by the Dutch state pension fund.

Other operating costs.  Other operating costs consisting of rent, lease, office, communication, travel, insurance, automation, other expenses and other income increased by €52.9 million, or 63.7%, to €135.9 million in 2001 from €83.0 million in 2000.  Alpha accounted for €51.3 million of the increase.

Depreciation.  Depreciation increased by €41.2 million, or 37.1%, to €152.4 million in 2001 from €111.2 million in 2000.  This increase resulted from €43.3 million of depreciation in respect of Alpha assets, which was partially offset as a result of the relatively low level of investment over recent periods.

Operating income before amortization. As a result of the factors discussed above, including the acquisition of Alpha and corporate expenses of €38.3 million (2000:  €20.5 million), our operating income before amortization increased by €111.0 million, or 69.9%, to €269.7 million in 2001 from €158.7 million in 2000.  Operating income before amortization was €199.4 million in the Paper & Board segment for 2001 compared to €130.7 million in 2000.  Operating income was €108.6 million in the Packaging segment for 2001 compared to €48.5 million in 2000.  Excluding Alpha, our operating income before amortization in the Paper & Board segment increased by €7.3 million, or 5.6%, to €138.0 million in 2001 and operating income before amortization in the Packaging segment increased by €16.9 million, or 34.8%, to €65.4 million.

Amortization.  Amortization of intangible fixed assets increased by €4.9 million, or 26.2%, to €23.6 million in 2001 from €18.7 million in 2000.  The increase primarily relates to the amortization of goodwill recognized in respect of the acquisition of Alpha.

Operating income. As a result of the factors discussed above, our operating income increased by €106.1 million, or 75.8%, to €246.1 million in 2001 from €140.0 million in 2000.

Interest expense, net.  Interest expense, net increased by €63.5 million, or 45.6%, to €202.7 million in 2001 from €139.2 million in 2000.  The increase was primarily the result of interest on additional borrowings of €1.240,9 million incurred in 2001 in connection with the acquisition of Alpha.

Income taxes.  Income taxes were €19.1 million in 2001 compared to €13.8 million in 2000. The effective tax rate on results before extraordinary items and goodwill amortization was 29.3% in 2001 and 71.3% in 2000 compared to a weighted average statutory tax rate on a consolidated basis of approximately 30.9% for 2001 and 35.4% for 2000.  The high effective tax rate on results before extraordinary items and goodwill amortization for the year 2000 was mainly due to a prior year adjustment that was made on deferred tax liabilities in Germany.

Extraordinary items, net of taxation. We had an extraordinary loss, net of tax, of €13.1 million in 2001. This amount includes €14.3 million, net of tax, from the write off of the capitalized costs of debt we incurred in 1998, which was replaced by new borrowings incurred in connection with the acquisition of Alpha, offset by €1.2 million, net of tax, of balance sheet provisions released following the implementation of changes in Dutch generally accepted accounting principles with respect to accounting for restructuring and other provisions.

Net income.  As a result of the factors discussed above, our net income increased by €26.9 million to €11.2 million in 2001 from a net loss of €15.7 million in 2000.

Corporate items

Operating expense from Corporate items (unallocated overhead) before amortization and impairment charges decreased from approximately €38.3 million in 2001 to €31.2 million in 2002, mainly due to non-recurring and incidental costs incurred in 2001 due to the acquisition of Alpha.

Operating expense from Corporate items (unallocated overhead) before amortization and impairment charges increased from approximately €20.5 million in 2000 to approximately €38.3 million in 2001, mainly due to the acquisition of Alpha and non-recurring and incidental costs, such as the increase in intercompany profit elimination not allocated to reportable segments following the acquisition of Alpha.

Restructuring Provisions

The movements in restructuring provisions are as follows:

	(€ in millions)
	Total	Plant restructuring		IT restructuring
		Kappa excluding Alpha	Alpha acquisition	Kappa excluding Alpha	Alpha acquisition
Balance at January 1, 2001	37.2	26.1	—	11.1	—
Acquisitions	67.1	—	63.9	—	3.2
Withdrawals	(42.4)	(9.0)	(22.1)	(11.1)	(0.2)
Additions charged to extraordinary result	(1.9)	(1.9)	—	—	—
Translation differences	(0.3)	(0.2)	(0.1)	—	—
Balance at December 31, 2001	59.7	15.0	41.7	—	3.0

Fair value adjustments	0.4	—	0.4	—	—
Withdrawals	(38.7)	(16.3)	(19.4)	—	(3.0)
Additions charged to operating result	11.3	11.3	—	—	—
Balance at December 31, 2002	32.7	10.0	22.7	—	—

In connection with the acquisition of Alpha, we recorded restructuring provisions (including Alpha’s existing provisions) of €67.5 million after the application of fair value adjustments of €0.4 million in 2002. These restructuring provisions related to plant restructuring (€64.3 million) and IT restructuring (€3.2 million). Payments related to these restructuring provisions during 2001 and 2002 were approximately €22.3 million and €22.4 million respectively.

The acquisition plant restructuring provision recorded in 2001 related to:

•                  the closure of the acquired corrugated production plant Kappa Wellpappe Hilden (Hilden, Germany) and transfer of its production to other operating companies in the region, as a result of which approximately 150 employees became redundant;

•                  the transformation of Kappa Empee (Eindhoven, the Netherlands) into a sheet feeding unit, effective August 28, 2001, as a result of which approximately 60 employees became redundant;

•                  the closure of regional offices and other plant restructurings at our operations in Belgium, France, Germany, Slovakia, Spain, Sweden, The Netherlands and the United Kingdom.

•                  an existing early retirement plan running at our Piteå plant in Sweden as part of which approximately 80 people were made redundant in prior years.

In June 2003, discussions with the local works council have largely been concluded regarding the closure of Kappa Mennecy Paper (Mennecy, France). The mill will not be started-up again after the shut down in April 2003, as a result of which approximately 100 employees become redundant.

The restructuring provisions described above were booked against goodwill at acquisition.  As such, these payments related to these restructuring provisions impact cash flow, but not EBITDA.

Excluding restructuring provisions related to Alpha, the plant restructuring provisions as at January 1, 2001 of €26.1 million in total related to the closure of our corrugated production plant Kappa Isar Wellpappe (Neufahrn, Germany), which became effective as of September 21, 2001, the closure of our solid board packaging plant Kappa Oberau in the South of Germany, which became effective as of April 5, 2000 and other plant restructurings.  The restructuring provision in respect of the closure of Kappa Isar Wellpappe included provisions in respect of the lay-off of approximately 100 employees and the termination of real estate rental contracts. Other plant restructurings related to our operations in Germany and The Netherlands and mainly related to employee redundancies.  In 2001 and 2002, payments from these plant restructuring provisions were about €9.0 million and €16.3 million respectively.  The IT restructuring provision as at January 1, 2001 of €11.1 million was fully offset by payments during 2001.

In the fourth quarter of 2002, the decision was made to reduce the total number of employees during 2003 by approximately 400, mainly in our Packaging segment, which resulted in an exceptional restructuring charge of €12.0 million.

Further reference is made to Note 10 “Provisions” in “Item 18.  Financial Statements.”

Critical Accounting Policies and Estimates

Our reported financial condition and results of operations are sensitive to accounting policies, assumptions and estimates that underlie preparation of our financial statements. The profile of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in conjunction with reviewing our Consolidated Financial Statements and the discussion in this item. Actual results could differ from estimates under different assumptions and conditions.  We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial results and condition and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Our Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in The Netherlands (Dutch GAAP), which differ in certain respects from generally accepted accounting principles in the United Stated (US GAAP). In areas in which our Dutch GAAP compliant accounting policies do not correspond with the required US GAAP accounting treatment, and those differences would have a significant effect on our consolidated net income and/or shareholders’ equity, we have highlighted these differences in the discussion below.

Business combinations and impairment of goodwill, other intangible fixed assets and tangible fixed assets

Accounting policies for business combinations and impairment of goodwill, other intangible fixed assets and tangible fixed assets differ between Dutch and US GAAP.

•                                          Dutch GAAP

Under Dutch GAAP, all of our business combinations are accounted for as purchases. The cost of an acquired company is assigned to the tangible fixed assets and intangible fixed assets purchased and the liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of purchase price over the fair value of the tangible fixed assets and intangible fixed assets is allocated to goodwill, which is amortized on a straight-line basis over its estimated useful life.

In the event that the useful life of goodwill that we amortize under Dutch GAAP is determined to be less than management’s original estimate, we will be subject to an increased amortization charge in our statements of income. If this were to happen with respect to our goodwill originally amortized over a 40-year period of €874.2 million as at December 31, 2002, this would result in an increase from the current annual charge of approximately €25 million to the following:

	Revised estimated useful life
	15 years	20 years

Revised annual amortization charge (€ in millions)	79	54

As this amortization charge is not tax deductible, the above additional charge would impact net income directly.

Under Dutch GAAP, goodwill, other intangible fixed assets and tangible fixed assets (“long-lived assets”) are written down to estimated net realizable value when negative conditions are identified. We review our long-lived assets for impairment at each balance sheet date, to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount of the assets is estimated, being the higher of the asset’s net selling price and its value in use. The value in use is based on the total of the discounted future cash flows to be derived from that asset.  Our estimate of future cash flows is based upon, among other things, certain assumptions about expected future operating performance and value at the asset’s eventual disposition.  Our estimate of future cash flows may differ from actual cash flows due to, among other things, negative industry or economic trends, technological changes, increased competition and/or changes in operating performance.  An impairment loss is recognized when the carrying value of an asset exceeds the recoverable amount of the asset.

Based on an impairment test performed during 2002, we made an additional depreciation charge against certain tangible fixed assets in the Packaging segment of €20.0 million to reflect their present value. The impairment test was calculated with a discount rate of 8.4% using the discounted cashflow method for each of the four reporting units, being:  Containerboard and Solid Board within the Paper & Board segment and Corrugated Packaging and Solid Board Packaging within the Packaging segment. The impairment charge is allocated to the tangible fixed asset categories on a pro-rata basis.

As at December 31, 2002, we had net goodwill of €874.2 million, other intangible fixed assets of €7.9 million and tangible fixed assets of €1,654.7 million.

•                                          US GAAP

Under US GAAP, all of our business combinations are accounted for as purchases. In accordance with SFAS No. 141, “Business Combinations” (ABP 16, “Business Combinations,” for transactions consummated prior to June 30, 2001), the cost of an acquired company is assigned to the tangible fixed assets and identifiable intangible fixed assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. We did not identify any additional intangible fixed assets under US GAAP compared to Dutch GAAP related to acquisitions. See Note 28 of the Consolidated Financial Statements included in “Item 18.  Financial Statements.”

In respect of the (large and complex) acquisition of Alpha in 2001, we performed a further detailed analysis of the purchase price allocation for US GAAP reporting purposes during 2002 which resulted in a downward valuation adjustment on tangible fixed assets of €85.2 million and higher goodwill of €58.9 million (net of taxation of €26.3 million).

For US GAAP purposes, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Upon adoption of SFAS 142, we ceased amortizing goodwill. All other intangible fixed assets are amortized over their estimated useful lives.

SFAS 142 requires us to evaluate our goodwill for impairment at least annually and more frequently if specific events indicate that impairment in value may have occurred.

In connection with the annual goodwill impairment evaluation required by SFAS 142, we determined that there was no impairment, and accordingly, no impairment loss was recorded in the 2002 US GAAP income statement. This evaluation required making assumptions with respect to the identification of our reporting units. In addition, it required making certain assumptions and estimates, including estimates of future cash flows and appropriate discount rates, in order to determine the fair value of our reporting units identified.

SFAS 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” requires that we review our tangible and intangible fixed assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable (a “triggering event”). The review of recoverability requires us to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss is recognized, which is measured based on the fair value of the asset. Management is required to exercise judgment in the determination of whether a triggering event has occurred as well as in the development of the assumptions used to estimate future cash flows and determine fair value, as needed.  As under Dutch GAAP an impairment charge was made on tangible fixed assets in our Packaging segment of €20.0 million, we reviewed the tangible fixed assets concerned for impairment under US GAAP resulting in an additional impairment charge of €5.7 million under US GAAP.

Inventories

We state our inventories at the lower of cost or net realizable value.  We determine cost by the first-in, first-out method.  We record adjustments to the value of our inventory based upon forecasted plans to sell our inventories.  If we determine that cost is less than net realizable value, then cost is used as basis for inventory valuation.  If net realizable value is less than cost, we write down the related inventory to that value.  We also consider the physical condition of our inventories (e.g. age and quality) in establishing valuation.  As of December 31, 2002, we had inventories of €272.2 million in total, including a provision for obsolescence of €12.4 million.

Pension benefits

Pension and other retirement benefits constitute a significant part of our current cost of operations but represent obligations that will not be definitively settled until far in the future.  We sponsor pension and other retirement plans in various forms covering substantially all employees who meet eligibility requirements.  In general, personnel employed are entitled to pension benefits that supplement state-provided social security benefits. We have established pension and other retirement plans in accordance with the regulations and practices of the particular countries in which we operate.  Separate pension funds or life insurance companies administer most of these plans.  The benefits of the plans are based primarily on years of service and average or final pay formula. In countries where contributions are made, the amount of the contribution takes account of increases in pension rights in line with the development of wages and inflation, as well as the return achieved by the pension funds or insurance company in excess of the actuarial interest rate.  In addition, pension provisions are recorded in the balance sheet.  These provisions are based on actuarial assumptions and certain methods customary in the country concerned.

Dutch GAAP pension accounting differs significantly from US GAAP pension accounting.

Under Dutch GAAP the pension expenses in the statement of income relates to the contributions the Group pays to the pension funds and insurers. Any refunds received from these funds are off set against the pension expenses in the statement of income. In accordance with Dutch pension law for pensions the Group is liable for any shortfalls in the pension funds and insurers.

Under US GAAP, FAS 87, the retirement benefit accounting is intended to reflect the recognition of future benefit costs over an employee’s approximate service period based on the terms of the relevant plans and the investment and funding decisions. Standardized accounting and actuarial valuations determine the accounting for the pension costs. Inherent in these valuations are key assumptions, which include:  employee turnover, mortality and retirement ages; discount rates; expected long-term returns on plan assets; and future wage increases, which are usually updated on an annual basis at the beginning of each fiscal year. Actual circumstances may vary from these assumptions, giving rise to a different pension liability, which would be reflected as an additional profit or expense in the statements of income.

Changes in the related pension benefit costs may occur in the future due to changes in the assumptions. The weighted key assumptions used in developing the 2002 net pension benefit costs were a 5.66% discount rate, a 7.50% expected return on plan assets, and a 3.31% rate of future wage increases. In 2002, the net periodic pension benefit cost was €23.3 million compared to a €15.1 million net periodic pension cost in 2001. The net pension benefit cost is expected to increase to approximately €31.5 million during 2003, primarily as a result of lower plan assets and a reduction in the expected return on plan assets from 7.50% to 6.76%, reflecting the revised investment portfolio.

The most significant assumptions are the discount rate used to value the future obligation and the expected return on plan assets. We select discount rates commensurate with current market interest rates on high-quality, fixed-rate corporate bonds. The expected return on assets is based on the current view of the long-term returns on assets held by the plans, which is influenced by historical averages.

Changes in these key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic benefit cost incurred by the company. The effect on the periodic benefit cost of an upward or downward change from the assumptions currently used to calculate the net periodic pension cost is summarized below:

Changes in assumptions	Change in Assumptions	2002 (in € millions) Change in net periodic pension cost
Discount rate	+0.25%	-3.3
Discount rate	-0.25%	+3.3

Expected return on plan assets	+0.25%	-1.4
Expected return on plan assets	-0.25%	+1.4

See Note 28 to our audited Consolidated Financial Statements as included in “Item 18.  Financial Statements.”

Restructuring and other provisions

As at December 31, 2002, we have included restructuring, legal, environmental, maintenance and other provisions in our financial statements in an aggregate amount of €52.0 million.  Restructuring and other provisions are recognized when we have a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.  The amount of each of the liabilities for which we have established a provision is based on specific estimates and assumptions.  Our estimates and assumptions underlying these provisions could be materially affected by factors such as our success at negotiating termination agreements with redundant employees and relating to rental agreements, among others.  While we believe that our current estimates of restructuring and other liabilities are adequate, it is possible that future events could require us to make significant adjustments or revisions to these estimates.

Income taxes

Generally accepted accounting principles in The Netherlands and the United Stated of America require that we record a valuation allowance against deferred tax assets associated with carry forward losses if it is more likely than not that we will not be able to utilize it to offset future income taxes.

We currently have significant deferred tax assets resulting from net operating loss carry forwards and deductible temporary differences, which will reduce taxable income in future periods.  We assess the likelihood that our deferred tax assets will be realized from future taxable income, and, to the extent we believe that recovery is not likely, we establish a valuation allowance. We consider future taxable income projections, historical results and ongoing tax planning strategies in assessing the recoverability of deferred tax assets. However, adjustments could be required in the future if we determine that the amount to be realized is less or greater than the amount we have recorded. Such adjustments, if any, may have a material impact on our results of operations.

In valuing our deferred tax assets, we provided valuation allowances on future tax benefits of €48 million, €54 million, and €58 million at the end of year 2002, 2001 and 2000, respectively.

As a multinational Group, we are exposed to varying degrees of uncertainty related to tax initiatives and regulatory reviews and audits. Whenever such uncertainties arise any potential unfavorable consequences are assessed and accrued for accordingly in our financial statements.

The above discussion is not intended to be a comprehensive list of all our accounting policies.  In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management’s judgment in their application.  There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result.

Liquidity and Capital Resources

We have generally funded our working capital and capital expenditure needs from our operations.  From time to time, however, we have financed acquisitions with loans from banks and other types of long-term debt.

Net cash from operating activities

Net cash flows in 2002 from operating activities were €273.5 million compared to €235.9 million in 2001 and €127.7 million in 2000.  The increase in 2002 of €37.6 million is primarily the result of a decrease in net income of €21.1 million, increased non-cash items (primarily non-cash accretion of interest on our shareholder loans and senior subordinated discount notes, depreciation and amortization) of €62.0 million and a decrease in the change in operating assets and liabilities of €3.3 million. The increase in 2001 of €108.2 million is primarily the result of an increase in net income of €26.9 million, increased non-cash items (primarily non-cash accretion of interest on our shareholder loans and senior subordinated discount notes, depreciation and amortization) of €55.1 million and an increase in the change in operating assets and liabilities of €26.2 million.

Net cash used in investing activities

In 2002, cash used in investing activities amounted to €161.8 million, reflecting capital expenditures of €162.1 million and investments in intangible fixed assets of €2.3 million (mainly software development costs), offset by a decrease in other non-current assets of €2.3 million, mainly as a result of redemption of loans, and the proceeds from the disposal of Strojpap a.s., Slovakia, of €0.3 million.

In 2001, cash used in investing activities amounted to €1,361.9 million, reflecting our acquisitions for €1,199.4 million (including acquisition and financing expenses), capital expenditures of €154.6 million and investments in intangible fixed assets of €7.9 million. The net investment in intangible fixed assets in the year 2001 mainly relates to software development costs of €5.7 million and deferred charges as a result of expenditures that are expected to increase revenue or reduce costs in the future of €2.2 million.

In 2000, cash used in investing activities amounted to €189.9 million reflecting our capital expenditures of €102.5 million, acquisitions of €85.5 million and investments in intangible fixed assets of €1.9 million.  In 2000, we acquired SCAO for €83.8 million (€78.0 million, net of cash acquired) and the activities of Ecological Fibers (USA) for €1.7 million.

Capital expenditures

In 2002, our cash outflow for capital expenditures was €162.1 million compared to €154.6 million in 2001 and €102.5 million in 2000. The increase of €7.5 million was mainly the result of the acquisition of Alpha. Capital expenditures include capacity expansions at the acquired Kraftliner mill at Piteå (Sweden), the acquired recycled containerboard mill at Ania (Italy) and the transformation of the acquired corrugated production plant Empee (The Netherlands) from a fully integrated plant into a sheetfeeder operation.

In 2001, capital expenditures mainly increased as a result of the acquisition of Alpha.  Excluding Alpha, our capital expenditures were €105.0 million.  Capital expenditures in connection with Alpha in 2001 mainly relate to capacity expansions at our acquired Kraftliner mill in Piteå (Sweden) and recycled containerboard mills in Ania (Italy) and Štúrovo (Slovakia).  Capital expenditures in 2001, excluding Alpha, remained at approximately the same level as in 2000. During 2001, capacity expansions were realized at our solid board mill Herzberger Papierfabrik (Germany) and recycled containerboard mill in Wiesloch (Germany).

We have commitments to acquire plant and machinery amounting to €17.0 million at December 31, 2002. These commitments mainly reflect capital expenditures in the Paper & Board segment.

Net cash used in financing activities

Cash outflow from financing activities amounted to €99.7 million in 2002. We made payments of €75.5 million under the senior credit facility and short-term borrowings of €18.6 million during the year ended December 31, 2002. In addition, repayments were made on other long-term debt of €5.6 million.

Cash inflow from financing activities amounted to €1,218.4 million in 2001.  We incurred indebtedness of €1,505.0 million under a new senior credit facility in May 2001. Additionally, we issued €100.0 million principal amount of Senior Subordinated Notes and incurred borrowings of €299.4 million under shareholders’ loans and issued shares of €0.6 million.  The proceeds from the Senior Subordinated Notes and borrowings were used in conjunction with the acquisition of Alpha and the repayment of €637.6 million of existing bank debt. In addition, we made a repayment of €26.4 million under the new senior credit facility in December 2001. Payments on long-term loans by certain of our subsidiaries in their local jurisdictions of €3.4 million and short-term borrowings of €19.2 million were made during the year ended December 31, 2001.

Cash inflow from financing activities amounted to €21.0 million in 2000. We raised additional financing by an increase in our then existing senior credit facility of €75.0 million.  The additional borrowings under the senior credit facility were used to repay the bridge financing obtained in respect of the financing of the acquisition of SCAO. We made payments of €31.8 million under the senior credit facility and repayments of short-term borrowings of €20.3 million during the year ended December 31, 2000.  In addition, repayments were made on other long-term debt of €1.9 million.

Indebtedness

Senior credit facilities

Our senior credit facility currently consists of three term loans and a revolving credit facility, which can be specified as follows as at December 31, 2002.

	Amount in millions	Final Maturity
Senior A Amortizing Term Loan	€653.1	June 30, 2007
Senior B Term Loan	€375.0	June 30, 2008
Senior C Term Loan	€375.0	June 30, 2009
Senior Revolving Credit Facility	€250.0	June 30, 2009
Total Senior Debt Facilities	€1,653.1

All material fixed assets, accounts receivable, inventories and cash and bank balances of the Group are pledged as security on the senior credit facilities. Assets acquired in future may be required to be included as additional security on the facilities.  Our senior credit facility agreement imposes limitations on some financing and investing activities of the Group and requires adherence to the following financial covenants:  interest cover ratios of earnings before interest, income tax, depreciation and amortization (EBITDA) to senior debt net interest and total net cash interest; total fixed charge ratios of cash flow to senior debt service and total debt service; leverage ratio of net borrowings to EBITDA and annual capital expenditures. At December 31, 2002, the Company was in compliance with all debt covenants.

Under the terms of our senior credit facility, we are required to make mandatory prepayments in certain circumstances, which include debt covenant violations. We are also permitted to make voluntary pre-payments on indebtedness under the senior credit facility and the intercreditor agreements.

•                                          Term loan facilities

As of December 31, 2002 we had €1,403.1 million outstanding under the term loans. The Group is required to repay the remaining debt under the term loan facilities based on the specific repayment terms for each Tranche. Tranche A of originally €755.0 million is repayable in escalating semi-annual installments from the years 2001 to 2007; the outstanding balance as at December 31, 2002 amounts to €653.1 million. Tranche B of €375.0 million is repayable in full in 2008. Tranche C of €375.0 million is repayable in full in 2009.

Tranche A has amortization payments at the end of June and December of every year as follows:

Repayment Date	Repayment Amount
(€ in millions)
December 31, 2002	41.53
June 30, 2003	47.19
December 31, 2003	54.74
June 30, 2004	62.29
December 31, 2004	67.95
June 30, 2005	75.50
December 31, 2005	79.28
June 30, 2006	84.94
December 31, 2006	86.83
June 30, 2007	94.38

The applicable interest rates are LIBOR plus a maximum interest rate spread of 225 basis points on Tranche A, 275 basis points on Tranche B and 350 basis points on Tranche C. Based on our interest cover ratio, the spread on Tranche A may be adjusted downwards. The weighted average interest rate for the term loan facilities was 6.6% at December 31, 2002 (2001:  6.0%).

•                                          Revolving credit facility and bank overdrafts

This credit facility is available for general corporate purposes such as letters of credit, short-term cash advances and ancillary facilities. The letter of credit fee assessed on issued letters of credit under the revolving credit facility is 2.125% at December 31, 2002, the interest rate on the short-term cash advances is LIBOR plus 2.125% and in general no fees are payable on the ancillary facilities.

The total amount of bank overdraft facilities guaranteed under the revolving credit facility amounts to €26.9 million at December 31, 2002 (2001:  €81.0 million), including short-term borrowing under various bank overdraft facilities of €1.4 million (2001:  €19.8 million), bank guarantees issued to third parties of €8.1 million (2001:  €10.4 million) and unallocated available credit facilities of €17.4 million (2001:  €50.8 million).

Senior subordinated notes

In May 2003, Kappa Beheer B.V. issued Senior Subordinated Notes of €95.0 million that resulted in net proceeds of approximately €100.3 million. On June 23, 2003 the proceeds of this note issuance were used to redeem the euro-denominated Senior Subordinated Notes of €100.0 million issued on May 18, 2001 by Kappa Beheer B.V. The interest rate on the new Senior Subordinated Notes has been set at 10 5/8% and is payable semi-annually on January 15 and July 15 of each year commencing on July 15, 2003.

In May 2001, we issued €100 million 12½% Senior Subordinated Notes, which mature on July 15, 2009.  These funds were used in connection with the acquisition of Alpha.

In July 1999, we issued Senior Subordinated Notes in three tranches, which notes all mature on July 15, 2009:

•                      €370 million 10 5/8% Senior Subordinated Notes

•                      $100 million 10 5/8% Senior Subordinated Notes

•                      €145 million at maturity 12½% senior subordinated discount notes

The cash inflow from the 1999 Senior Subordinated Notes issue was used to repay the €544.5 million mezzanine notes on July 23, 1999 that were scheduled to originally mature on July 27, 2008.  The intercreditor agreement among the Trustee under the indentures governing the Senior Subordinated Notes, Kappa Holding, Kappa Beheer, Kappa Packaging and Barclays Bank PLC, which govern the relative priorities among our creditors and our subsidiaries’ creditors, prohibit the servicing of the inter-company debt in the same circumstances as they prohibit payments of interest on the notes.  We must also comply with certain financial covenants.

Capital Resources

As of December 31, 2002 our total capital resources were €124.0 million in shareholders’ equity (2001:  €143.7 million; 2000:  €141.3 million) and €628.0 million in shareholders loans (2001:  €581.8 million; 2000:  €247.4 million) and €2,110.6 million in total debt (2001:  €2,181.8 million; 2000:  €1,277.0 million).  Total indebtedness as at December 31, 2002 includes €2,629.8 million of long-term borrowings (2001:  €2,664.9 million; 2000:  €1,401.0 million), and short-term debt of €108.8 million (2001:  €98.7 million; 2000:  €73.4 million).

We use currency instruments to hedge against exchange rate risks resulting from business activities and financing arrangements in foreign currencies.  We do not enter into speculative positions.

We use currency forward contracts with terms of up to one year to fix the rate of exchange of foreign currency sales denominated in US Dollars, British Pounds, Czech koruna, Swedish krona, Norwegian kroner and Danish krone.

We have entered into a currency swap to hedge the future US dollar-denominated interest payments on the US dollar-denominated Senior Subordinated Notes.

We have entered into currency forward contracts, which will mature on July 15, 2004, to hedge the currency risk on the principal of the US dollar-denominated Senior Subordinated Notes.

The Group has entered into an interest rate swap agreement to reduce the impact of changes in interest rates on the senior credit facility. The notional principal amount of the swap agreement is €1,004 million and is decreasing in line with the decreasing principal on the senior credit facility. This agreement effectively converts the EURIBOR element of the interest on approximately 67% of the outstanding debt under the senior credit facility from a variable rate to a fixed rate of 4.69%.

For more information about our hedging policies and interest rate swaps, see Item 11 “Quantitative and qualitative disclosure about market risk.”

The Company had available €223.1 million under its revolving credit facility as at December 31, 2002.  Cash and cash equivalents as at December 31, 2002 amounted to €233.6 million.  We believe that our working capital is sufficient for our present requirements.

The top holding companies of the Kappa Packaging Group, Kappa Holding B.V., Kappa Beheer B.V. and Kappa Packaging B.V. conduct their operations through their subsidiaries. Consequently they hold no significant assets other than their investments and advances to their subsidiaries. They depend upon receipt of sufficient funds from their subsidiaries to meet their obligations. There are currently no restrictions at the non-guarantor operating subsidiary level that would limit the payment of dividends to Kappa Packaging B.V. or Kappa Holding B.V.

Cash Obligations

As of December 31, 2002, we had the following contractual cash obligations and other commercial commitments:

	Payments due by period (€ millions)
	Total	< 1 year	1 – 3 years	4 – 5 years	> 5 years

Long-term debt	2,103.1	105.9	287.8	273.3	1,436.1
Capital lease obligations	6.1	1.5	3.3	1.3	—
Operating lease obligations	83.6	17.6	22.9	11.2	31.9
Purchase, repurchase and other commitments	3.5	0.9	0.1	—	2.5
Total	2,196.3	125.9	314.1	285.8	1,470.5

Under the revolving credit facility, the Group has bank guarantees issued to third parties (rental guarantees, credit guarantees, social security taxes) for a total amount of €8.1 million as at December 31, 2002 (2001:  €10.4 million).

Capital Expenditure Projection for 2003

The Group has commitments to acquire plant and machinery amounting to €17.0 million as at December 31, 2002.

Research and Development

We incurred research and development costs of €5.3 million, €4.8 million and €4.4 million in 2002, 2001 and 2000, respectively.

Environmental Regulation

Compliance with environmental requirements is a significant factor in our business operations, and we commit substantial resources to maintaining environmental compliance and managing environmental risk.  Our mills and operational plants are affected by a wide range of laws and regulations relating to environmental issues in each jurisdiction in which we are located and by EU environmental regulations.  Our different operations are affected by such laws to different degrees according to the jurisdiction involved.  By their nature, our board production and our recovered paper operations give rise to a considerable number of environmental issues, particularly those relating to air and water quality, waste minimization and waste disposal, and the clean-up of contaminated soil and groundwater.  We believe that we are currently in material compliance with all applicable environmental law regulations and directives.

Environmental regulations in the EU Member States are standardized or in the process of being standardized by a series of stringent directives concerning the environment, including:

•                                          The Directive on Integrated Pollution Prevention and Control 96/61/EC, which will require our operations in the European Union to demonstrate to the relevant national regulator that we utilize best available techniques to minimize pollution and maximize energy efficiency.

•                                          The Waste Framework Directive 75/442/EEC as amended by 91/156/EC, which seeks to impose a uniform system of waste management across the European Union.

•                                          The Packaging and Packaging Waste Directive 94/62/EC, which requires that we comply with the appropriate national targets to re-use, recover or recycle materials and products that become waste.  The use of recycled materials in our products and the recyclability of our products has facilitated our compliance with the packaging waste controls.

In countries outside the European Union (Switzerland, Poland, The Czech Republic, The Slovak Republic, Lithuania and Russia) our operations are not subject to EU environmental laws but remain subject to national environmental laws.  We are under statutory duties in most jurisdictions in which we operate to control discharges into watercourses and sewer systems and to maintain effluent treatment plants where appropriate. We are also subject to regulations, which impose liability for fines and other penalties and, in certain jurisdictions in which we operate, clean-up costs, in the event of accidental spills and pollution by releases of hazardous substances into the environment.

We are currently addressing potential soil and groundwater contamination at several other sites and expect that we will incur additional remedial costs from time to time in the future. We provide for environmental remediation liabilities, which we currently believe are adequate.

Impact of Inflation

We do not believe that inflation has had a material impact on our financial position or results of operations during the past three years.

Newly issued Dutch GAAP Accounting Standards

The Dutch Council for Annual Reporting issued RJ 140, “Change in accounting principles,” which provides guidance on the accounting for a change in method of estimation. RJ 140 requires that a change in the method of estimation should be treated as a change in an estimate instead of a change in accounting principle. The cumulative effect of a change in estimate may therefore no longer be accrued for as an adjustment to the opening balance of equity.  Retroactive treatment of changes in accounting estimates is no longer allowed, but these changes should be accounted for in whichever current or future period is impacted. RJ 140 is effective for the Group beginning January 1, 2003 and is not expected to have impact on our future financial results.

The Dutch Council for Annual Reporting issued RJ 160, “Post balance sheet events,” which requires that the appropriation of results for the year be recorded as a dividend upon shareholder approval and not upon declaration by management. RJ 160 is effective for the Group beginning January 1, 2003 and is not expected to have impact on our future financial results.

The Dutch Council for Annual Reporting issued RJ 270, “Profit and loss account,” which provides additional guidance on the recognition of revenue. RJ 270 additionally restricts which gains and losses may be classified as extraordinary within the statement of income. RJ 270 is effective for the Group beginning January 1, 2003, and is not expected to have a material impact on our future financial results.

Newly issued US GAAP Standards

The Financial Accounting Standards Board in The United States (FASB) has issued certain Statements of Financial Accounting Standards (SFAS), each of which, when adopted, will affect our consolidated financial statements for US GAAP reporting.

In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations” (SFAS 143). SFAS 143 establishes accounting standards for the recognition and measurement of a liability for the costs of asset retirement obligations. Under SFAS 143, the costs of retiring an asset will be recorded as a liability when the retirement obligation arises, and will be amortized to expense over the life of the asset. SFAS 143 will become effective for the Group on January 1, 2003. The adoption of SFAS 143 is not expected to have a material impact on our future consolidated results of operations, financial position or cash flows.

In April 2002, the FASB issued SFAS 145 “Rescission of FAS no. 4, 44, and 64, amendment of FAS 13, and technical corrections.” SFAS 145 rescinds SFAS 4 and SFAS 64, which addressed the accounting for gains and losses from extinguishment of debt, rescinds SFAS 44 which set forth industry-specific transitional guidance, amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions and makes technical corrections to certain existing pronouncements that are not substantive in nature. The adoption of SFAS 145 is not expected to have a material impact on our future consolidated results of operations, financial positions or cash flows.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred. Previously a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan, however, this does not, by itself, create a present obligation to others that meets the definition of a liability. SFAS 146 will be effective for the Group for any exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 may have a material impact on our consolidated results of operations and financial position since Dutch GAAP permits the recognition of liabilities for costs associated with an exit or disposal activity at the time the exit plan is approved and communicated by management.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guaranteed of Indebtedness of Others.” FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end.

The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 is not expected to have a material impact on our future consolidated results of operations, financial positions or cash flows.

In January 2003, the FASB issued FASB interpretation No. 46 (FIN “46”), “Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the entity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of FIN 46 is not expected to have a material impact on our future consolidated results of operations, financial positions or cash flows.

Item 6.  Directors, Senior Management and Employees

A.                                    Directors and Senior Management

We have a two-tier system of corporate governance, comprising the Management Board and the Supervisory Board.  Our day-to-day management and policy-making is vested in the Management Board.  The Supervisory Board supervises the policies pursued by our Management Board and the general course of affairs of our company and its business.  Under Dutch law, members of the Supervisory Board cannot simultaneously be members of the Managing Board of the same company.  We are not subject to the rules for large Dutch companies (“structuurvennootschappen”) as set out in section 268 to 274 of Book 2 of the Dutch Civil Code.

Supervisory Board and Audit Committee

Under the Articles of Association of Kappa Holding, the Supervisory Board consists of five members.  The primary responsibility of the Supervisory Board is to supervise the policies pursued by the Management Board and the general course of affairs of our company and its business.  The Supervisory Board also supports the Management Board with advice.  In fulfilling their duties, the members of the Supervisory Board are required to act in the best interests of our company and its business.  For further details about the powers and duties of our Supervisory Board and the appointment, suspension and removal of members of our Supervisory Board, see “Item 10.B.  Memorandum and Articles of Association.”

The following table sets out certain information with respect to the members of our Supervisory Board:

Name	Age	Appointment
Cor Brakel, Chairman	65	February 1, 1999
Brent Wheeler	51	July 27, 1998
Marcus Wood	35	March 13, 2000
Rolly van Rappard	42	July 27, 1998
David Milne	44	March 13, 2000

Cor Brakel.  Mr. Brakel has been a member of the Supervisory Board of Kappa Holding since February 1, 1999.  He has held various positions at Shell International Petroleum Company, Elsevier, Wolters Samson Group and Wolters Kluwer N.V.  He is also a member of the Supervisory Board of United Services Group N.V., Aalberts Industries N.V., Koninklijke Numico N.V. and Athlon Groep N.V.

Brent Wheeler.  Mr. Wheeler has been a member of the Supervisory Board of Kappa Holding since July 27, 1998 as an appointee of Cinven.  He has been a Director of Cinven since 1991 and has been involved in several of their leading investments including Expro, Gardner Merchant, Generale de Santé, Avecia, McKechnie and Klöckner Pentaplast.  He is also a director of Klöckner Pentaplast S.A.

Marcus Wood.  Mr. Wood has been a member of the Supervisory Board of Kappa Holding since March 13, 2000 as an appointee of Cinven.  He has been an investment director of Cinven Limited since 1997.  He is also a Director of Santemedia Group Holding S.A.

Rolly van Rappard.  Mr. van Rappard has been a member of the Supervisory Board of Kappa Holding since July 27, 1998 as an appointee of CVC.  He holds masters degrees from Columbia University in New York, United States and the University of Utrecht, Holland.  He has previously held positions at Citicorp and has been a Managing Director of CVC Capital Partners B.V. from 1989 to 2002.  He is also a director of CVC Capital Partners Europe Limited and a member of the Supervisory Boards of Wavin B.V. and Veen Bosch & Keuning Uitgevers N.V.

David Milne.  Mr. Milne has been a member of the Supervisory Board of Kappa Holding since March 13, 2000 as an appointee of CVC.  He has been a Director of CVC Capital Partners Limited since 1995.  He is also a Director of Kalle Nalo GmbH, EMPE GmbH, Luxfer Holdings Plc. and DT Holding 1 A/S.

In 2000 an Audit Committee was established.  The Audit Committee currently has three members, including one financial expert. Messrs. Brakel, Wood and Milne comprise the Audit Committee and Mr. Wood is the financial expert. The Audit Committee has met two times in 2002 with the external auditors to discuss their reported findings in respect of their audit of our financial statements and the overall audit process of the Company. The Audit Committee currently has reviewed the Audit Committee charter and adopted certain adjustments in view of the Sarbanes-Oxley legislation.

Management Board

Our Management Board currently consists of four persons.  The Management Board is entrusted with our management and is required to act in accordance with instructions of the Supervisory Board regarding the general financial, social, economic and personnel policies pursued.  For further details about the powers and duties of our Management Board and the appointment, suspension and removal of members of our Management Board, see “Item 10.B.  Memorandum and Articles of Association.”

The following table sets out certain information with respect to the members of our Management Board:

Name	Age	Position	Date of Appointment
Frits Beurskens	56	President	July 27, 1997
Han Wagter	53	Chief Financial Officer	June 29, 1999
Torbjörn Pettersson	59	Managing Director of Paper & Board	May 18, 2001
Berry Wiersum	47	Managing Director of Packaging	July 1, 2000

Frits Beurskens.  Mr. Beurskens has been a member of the Management Board of Kappa Holding since the acquisition by us of the paper and board production and converting businesses of N.V. Koninklijke KNP BT, in 1998 at which time he became President of the Kappa Packaging Group.  He holds a degree from Technical College HTS Venlo and a masters degree from the Technical University Eindhoven.  Mr. Beurskens joined the Dutch subsidiary of Continental Can in 1974 and from 1981 to 1986 held several managing director positions.  Between 1987 and 1990 he worked for the Union Minière subsidiaries Zinkwit and Afox where he was managing director.  In 1990, Mr. Beurskens joined Roermond-Zülpich Papier, a Kappa Packaging Group operating subsidiary, as managing director and in 1993 he became managing director of the corrugated board segment of KNP BT. In 1995, he was appointed a member of the KNP BT Packaging executive committee and became President of KNP BT Packaging in late 1996.  He is a member of the Supervisory Board of Océ Technologies B.V.

Han Wagter.  Mr. Wagter joined the Kappa Packaging Group on June 29, 1999 as Chief Financial Officer of the Kappa Packaging Group and was elected as a member of the Management Boards of Kappa Beheer and Kappa Holding as of that date.  He holds masters degrees in Economy and Accountancy from the University of Amsterdam.  From 1979 to 1986 he held a number of accounting positions at Verenigde Machinefabrieken Stork.  From 1986 to 1988 he was Director of Economic Affairs at Verenigde Machinefabrieken Stork.  From 1988 until 1993 he was Chairman of the Management Board of Stork Ketels.  From 1993 until 1999, he was a member of the Management Board and Chief Financial Officer of DAF Trucks N.V.

Torbjörn Pettersson.  Mr. Pettersson was appointed as Managing Director of the Paper & Board segment of the merged Kappa Packaging Group on 18 May, 2001, having held the position of Managing Director for Containerboard at AssiDomän from 1999.  He holds a masters degree in Chemistry from Technology University of Lund in Sweden.  He was previously a Managing Director at Stora LELL between 1989 and 1994 and Managing Director at Stora Billerud from 1995 to 1999, where he served on the Management Board.  He also held a Managing Director position at Nobel Chemicals, a company within the Nobel Industries Group, and was a Business Unit Vice Managing Director within Perstop.

Berry Wiersum.  Mr. Wiersum became a member of the Management Board and Managing Director of the Packaging segment on July 1, 2000.  He holds a masters degree in History from St. Andrews University in Scotland.  From 1979 to 1993, he held several management positions at ICI Fibres.  From 1994 to 1999, he served as President of Amoco Fabrics Europe and President of Amoco Chemicals Europe.  From 1999 to 2000, he served as Directeur Général and Senior Vice President of CEBAL.

B.                                    Compensation

Compensation of Members of Supervisory Board

The members of the Supervisory Board, other than Mr. Brakel, do not receive any fees from the Kappa Packaging group for serving as a member.  The aggregate amount of compensation paid to all of our Supervisory Board members as a group (five persons) for the year ended December 31, 2002 was €45,378 (2001:  €39,705).  There were no pension charges.

Compensation of Members of Management Board

The members of the Management Board do not receive any fees for serving as members.  The aggregate amount of compensation paid to all of our Management Board members as a group (4 persons) for the year ended December 31, 2002, including salaries, bonuses and pension charges, was €2,978,000 (2001:  €2,940,000, including the member who resigned during 2001).

Loans to Members of Supervisory Board and Management Board

At December 31, 2002, no loans were outstanding to any member of the Management Board or the Supervisory Board from any member of the Group.

Termination Benefits

We can terminate members of the Management Board and/or the Supervisory Board without having to pay termination benefits, with the exception of Mr. Pettersson, who will receive SEK 2,214,000 for any termination upon the initiative of Kappa Packaging.

Annual Bonus Scheme

As a way of incentivizing management, we operate an annual bonus scheme for members of the Management Board and other senior managers.  Any bonus awarded to an individual will be linked to the profit performance of the business unit or units with which the individual is most closely associated and our overall performance.

Bonus schemes and targets are at the full discretion of the Supervisory Board, and are determined and reviewed on an annual basis by our Remuneration Committee, which is currently comprised of Messrs. Brakel, Wheeler, van Rappard and Beurskens.

C.                                    Board Practices

See Items 6.A. and 6.B. above.

D.                                    Employees

For 2002, our average number of full time equivalents (including temporary staff) was 16,626 (2001:  13,628; 2000:  8,351).  The increase in average number of full time equivalents is mainly due to the consolidation of Alpha as from May 17, 2001.

We have in place a number of collective labor agreements.  These agreements customarily have a term of one or two years.  We have historically enjoyed good labor relations in each of our operating units.  Since 1993, there has been no significant industrial action within the Kappa Packaging Group.

Further reference is made to Note 21 to the Consolidated Financial Statements, included in this document in “Item 18.  Financial Statements.”

E.                                      Share Ownership

Individual share ownership of any member of senior management of the Kappa Packaging Group (currently 119 persons) is less than one percent of any class of stock outstanding, except for Mr. Beurskens, the President, who holds 14,870 depositary receipts of Ordinary Shares A and 851 depository receipts of Preference Shares B and 5,802 depositary receipts of Ordinary Shares C.

Item 7.  Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

The issued share capital of the Company is divided into 910,600 Ordinary Shares A, 89,400 Ordinary Shares B, 565,346 Ordinary Shares C, 14,813 Ordinary Shares D, 321,250 Preference Shares A and 6,250 Preference Shares B.  The ordinary and preference shares of the Company are beneficially owned by the Cinven entities described below, the CVC entities described below and Stichting Senior Management Kappa and other shareholders as set out in the table below.

The Cinven entities are entities whose funds are managed or advised by Cinven, being currently Cinven Fund No.1 Limited Partnership, Cinven Fund US No.  1 Limited Partnership, Second Cinven Fund Dutch No.  1 Limited Partnership, Second Cinven Fund Dutch No.  2 Limited Partnership, Second Cinven Fund Dutch No.  3 Limited Partnership, Second Cinven Fund Dutch No.  4 Limited Partnership, Second Cinven Fund No.  1 Limited Partnership, Second Cinven Fund No.  2 Limited Partnership, Second Cinven Fund US No.  1 Limited Partnership, Second Cinven Fund US No.  2 Limited Partnership, Second Cinven Fund US No.  3 Limited Partnership, Barclays UK Retirement Fund Venture Limited Partnership, Coal Pension Venture Limited Partnership, Railway Pension Venture Capital Limited, Cinven Nominees Limited and Second Cinven Fund US No.  1 Co-Investment Limited Partnership.

The CVC entities are entities whose funds are managed or advised by CVC, being currently Citicorp Capital Investors Europe Limited, Stichting Certificaathouders Kappa, Capital Ventures Nominees Limited, CVC European Equity Partners II Limited Partnership and CVC European Equity Partners II (Jersey) Limited Partnership, Citi-Europe Co-Invest Limited Partnership, CVC European Equity Partners III Limited Partnership, CVC European Equity Partners III Parallel Fund-A Limited Partnership, CVC European Equity Partners III Parallel Fund-B Limited Partnership, CVC Europe Enterprise (Domestic) Limited Partnership and CVC Europe Enterprise (Cayman) Limited Partnership.

Stichting Senior Management Kappa is a foundation established to hold the Kappa Holding shares on behalf of members of senior management of the Kappa Packaging Group (currently 119 persons).  Stichting Management Kappa owns 8.4% of the voting rights of the Company.

The following chart shows our current issued share structure, following the subscriptions received in connection with the acquisition of Alpha.

Name	Ordinary Shares A	%	Ordinary Shares B	%	Ordinary Shares C	%	Ordinary Shares D	%	Pref. Shares A	%	Pref. Shares B	%	Voting %
Cinven entities	450,000	49.42			213,083	37.69			160,625	50.00			45.0

CVC entities	360,600	39.60	89,400	100.00	252,060	44.59	14,813	100.00	160,625	50.00			43.7

Stichting Senior Management Kappa	100,000	10.98			46,413	8.21					6,250	100.00	8.4
Other shareholders					53,790	9.51							2.9
Total	910,600	100.00	89,400	100.00	565,346	100.00	14,813	100.00	321,250	100.00	6,250	100.00	100.00

The Supervisory Board of directors and the Management Board (please see “Item 6.  Directors, Senior Management and Employees”) hold interest in a total of 30,114 Ordinary Shares A, 1,803 Preference Shares B and 15,152 Ordinary Shares C of the Company.  These shares are held through Stichting Senior Management Kappa or through funds managed by Cinven or CVC.

B.                                    Related Party Transactions

Stichting Senior Management Kappa

Stichting Senior Management Kappa is a foundation established to hold the Kappa Holding shares on behalf of members of senior management of the Kappa Packaging Group (currently 119 persons).  Stichting Management Kappa owns 8.4% of the voting rights of the Company.

Stichting Senior Management Kappa holds 100,000 Ordinary Shares A, 6,250 Preference Shares B and 46,413 Ordinary Shares C of the Company at December 31, 2002.

Stichting Senior Management Kappa provided €2.5 million in subordinated loan financing to Kappa Holding B.V. at December 31, 2002. The principal amount of the loan plus interest compounded and accrued thereon is due to be repaid not before May 17, 2012, unless otherwise agreed.  Interest is fixed at a rate of 7% per annum.

Kappa Packaging Nederland Holding B.V. provided in total €583,332 to Stichting Senior Management Kappa as at December 31, 2002 (2001:  €470,175) that was used to re-purchase shares from departing management, or to finance shares kept in reserve.

Cinven Limited and CVC Capital Partners

Cinven Limited and CVC Capital Partners, the equity sponsors, provided €199.7 million in loan financing effective July 23, 1998. The principal amount of the loan plus interest compounded and accrued thereon (€293.1 million at December 31, 2002) is due to be repaid on December 31, 2010. Interest is fixed at a rate of 9% per annum.

Effective May 17, 2001, Cinven Limited and CVC Capital Partners provided an additional €297.1 million in loan financing in connection with the acquisition of Alpha. The principal amount of the loan plus interest compounded and accrued thereon (€332.4 million at December 31, 2002) is due to be repaid not before May 17, 2012, unless otherwise agreed. Interest is fixed at a rate of 7% per annum.

Cinven Limited and CVC Capital Partners receive annual management fees of €250,000 each from the Group in relation to on-going services as from May 17, 2001 onwards. The total management fee for the year 2002 amounts to €500,000 (2001:  €482,688).

C.                                    Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

A.                                    Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

We are party to various legal actions arising in the ordinary course of business.  These legal actions cover a broad range of claims spanning our entire business.  We believe that the resolution of these legal actions will not, individually or in the aggregate, have a material adverse effect on our financial condition or result of operations.

Dividend Policy

The Company does not currently intend to distribute dividends with respect to its ordinary shares.  For information regarding dividends on its preference shares, please see Note 15 of the Consolidated Financial Statements included in “Item 18.  Financial Statements.”

B.                                    Significant Changes

Not applicable.

Item 9.  The Offer and Listing

A.                                    Offer and Listing Details

Not applicable.

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

All four tranches of Senior Subordinated Notes are traded on the Luxembourg Stock Exchange.  None of the Senior Subordinated Notes are traded on an organized exchange in the United States.

For further information, reference is made to Note 10 to the Consolidated Financial Statements included in Item 18.

D.                                    Selling Shareholders

Not applicable.

E.                                      Dilution

Not applicable.

F.                                      Expenses of the Issue

Not applicable.

Item 10.  Additional Information

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

Kappa Holding B.V.  has its registered office in Eindhoven (B.V.  number 638.986).

Objects

The objects for which Kappa Holding B.V.  is established, as set out in Article 2 of the Articles of Association, are:

•                                          To finance companies and other businesses, to borrow, lend and raise monies, to participate in all types of financial transactions, including the issue of notes, promissory notes and other securities, to make investments in securities in the broadest possible sense, to issue guarantees, to commit the Company for the benefit of companies and other enterprises with which the Company is associated in a group and for the benefit of third parties;

•                                          To incorporate, participate in any manner whatsoever, manage, supervise and to collaborate with companies and other enterprises, to acquire, hold and dispose of or otherwise manage all types of participations and interests in other companies and enterprises and to enter into joint ventures with other companies and enterprises;

•                                          To acquire, manage, exploit, encumber and dispose of movable property, real property and property rights, as well as rights or interests in moveable property, real property and property rights; and,

•                                          To acquire, exploit and dispose of patents and other intellectual property rights, to acquire and grant licenses, sublicenses and related rights whatever named and described, and if necessary to protect the rights derived from patents and other intellectual property rights, licenses, sublicenses and related rights against infringement by third parties.

The Company is represented by the Management Board.  If there is more than one member of the Management Board, two members acting jointly shall also be authorized to represent the Company.  Members of the Management Board may represent the Company and vote on resolutions despite a conflict of interest, as a departure from the general rule stated in the Dutch Civil Code, subject to the provision below regarding Supervisory Board approval.

The Management Board adopts all resolutions by an absolute majority of the votes validly cast.  A member may be represented at the meeting by a fellow member with written authorization.  Such authorization may only apply to the one meeting mentioned therein.

The remuneration of the members of the Management Board, any entitlement to a bonus and the other conditions of appointment will be determined by the Supervisory Board for each member of the Management Board separately.

The Management Board requires the prior approval from the Supervisory Board concerning (among others) (i) any investments or other expenditure not provided for in the annual budget and in excess of €1,000,000, (ii) borrowing monies or entering into any other financing arrangements, involving in excess of €2,000,000, other than drawing under previously approved credits, (iii) entering into any unusual agreement or arrangement with a holder of depositary receipts, a shareholder, a director of the company or any of its subsidiaries or a member of the Supervisory Board (or a person related to any of such persons).

The General Meeting of Shareholders is authorized to amend the Articles of Association.

Powers and Rights of Members of the Supervisory Board

Members of the Supervisory Board are appointed, suspended and/or dismissed by the General Meeting of Shareholders by a majority representing at least 66% of the votes attaching to all the subscribed ordinary shares A, B, C and D.  The number of members of the Supervisory Board will be determined by the General Meeting of Shareholders.  The task of the Supervisory Board is to supervise the policies pursued by our Management Board and the general course of our company and its business and to advise the Management Board.

Powers and Rights of Members of the Management Board

Members of the Management Board are appointed and may be suspended or removed from office by the General Meeting of Shareholders and may also be suspended by the Supervisory Board.  The Management Board is entrusted with the management of the Company and shall act in accordance with instructions of the Supervisory Board regarding the general lines of the financial, social, economic and personnel policies pursued.

Meetings of Shareholders

The General Meeting of Shareholders must be held within six months from the end of the financial year.  The General Meetings of Shareholders may be held in The Netherlands in Eindhoven as well as in the municipalities of Amsterdam, Haarlemmermeer and Rotterdam.  Valid resolutions may only be adopted at general meetings of shareholders held elsewhere if the entire subscribed capital is represented.  The convocation of a general meeting of shareholders shall take place by way of notice sent to the shareholders and holders of depository receipts no later than on the fifteenth day before that of the meeting.  The notice convening the meeting will contain the items to be dealt with.  Extraordinary General Meetings of Shareholders may also be held.

C.                                    Material Contracts

Sale and Purchase Agreement

Kappa Alpha Holdings AB, a newly-formed acquisition vehicle owned by Cinven Limited and CVC Capital Partners Limited, entered into a Sale and Purchase Agreement, dated March 11, 2001, between AssiDomän, as seller, and Starskottet 20896 AB, under change of name to Kappa Alpha Holdings AB, as buyer.  The Sale and Purchase Agreement contains standard representations and warranties as to the business of the seller and requires the seller to provide ongoing indemnities under certain circumstances.  Through this agreement, Kappa Alpha acquired the containerboard and corrugated businesses of AssiDomän for SEK 5.3 billion plus the repayment of existing indebtedness and certain other items ancillary to a payment on closing of SEK 9.9 billion in total in consideration for shares representing the seller’s entire holdings in its containerboard and corrugated businesses.  The right to acquire the shares was then assigned to various members of the Kappa Packaging Group, with each acquired AssiDomän entity purchased by a member of the Kappa Packaging Group that is either directly or indirectly a wholly-owned subsidiary of Kappa Packaging.  The assignment was accomplished with a Notice of Assignment, dated May 17, 2001, made by Kappa Sweden AB to AssiDomän pursuant to the Sale and Purchase Agreement.

Senior Credit Agreement

In connection with the acquisition of the containerboard and corrugated businesses of AssiDomän on May 17, 2001, Kappa Packaging as borrower and guarantor, and Kappa Holding, Kappa Beheer and certain of our subsidiaries as guarantors entered into a facility agreement with Barclays Capital and Deutsche Bank AG London that amended and restated a senior credit agreement with Barclays Bank PLC and certain other banks named therein dated July 23, 1998 (the “Senior Credit Agreement”).  The Senior Credit Agreement now provides term borrowings totaling €1,505.0 million and a €250.0 million revolving credit facility.  Term loan A in the amount of €755 million amortizes over a period extending from December 31, 2001 to June 30, 2007; term loan B in the amount of €375 million is due June 30, 2008 and term loan C in the amount of €375 million is due June 30, 2009.  The availability of the revolving facility (which may also be borrowed in the form of letters of credit) expires on the earlier of June 30, 2007 and the repayment in full of the term loans.  We are required to make a prepayment of amounts outstanding under the Senior Credit Agreement from excess cash flow, the proceeds of certain sales of assets, certain insurance claims or pursuant to purchase price adjustments under the acquisition agreement with AssiDomän.  We are also required to make certain prepayments in the event of a change in control or listing of the Company, Kappa Beheer or Kappa Packaging.  The

Senior Credit Agreement contains customary negative covenants limiting our ability to buy, sell or pledge assets, incur indebtedness, make loans or declare dividends, among other things. We are also required to meet several financial covenants on an ongoing basis and the Senior Credit Agreement contains standard events of default and acceleration provisions.

Wood Supply Agreement

In connection with our acquisition of Alpha, we entered into a wood supply agreement with the forestry division of AssiDomän (now owned by Sveaskog) pursuant to which it will continue as a key supplier of wood and wood chips to our Piteå mill in Sweden.  Under this agreement, the Piteå mill will be supplied with raw materials at market prices until December 31 of the year five years after notice of termination is given by either party, which notice cannot be given prior to December 31, 2003, subject to a re-negotiation of contract terms, including volume and price, that occurs annually and whenever there is a change of capacity.

D.                                    Exchange Controls

There are currently no exchange controls in effect in The Netherlands, although the Dutch External Financial Relations Act of March 25, 1994 does authorize the Dutch Minister of Finance or the Dutch Central Bank to issue such regulations.  There are currently no other limitations under Dutch law or arising under our articles of association affecting cash payments to holders of our Senior Subordinated Notes not resident in The Netherlands (except in respect of residents of and certain persons associated with certain countries or regimes in order to comply with United Nations and European Union sanctions).

E.                                      Taxation

United States Federal Income Tax Considerations

The following discussion describes material US Federal income tax (“US tax”) consequences to a US Holder, as defined below, of the ownership and disposition of only the following notes:  (i) €370,000,000 aggregate principal amount of Kappa Beheer’s 10 5/8% Senior Subordinated Notes due 2009 (the “euro Notes”), and (ii) $100,000,000 aggregate principal amount of Kappa Beheer’s 10 5/8% Senior Subordinated Notes due 2009 (the “Dollar Notes”) and (iii) €145,000,000 aggregate principal amount of Kappa Beheer’s 12 ½% Senior Subordinated Discount Notes due 2009 (the “Discount Notes” and together with the euro Notes and the Dollar Notes the “Notes”).  The following summary does not describe the US tax consequences to a holder of the unregistered notes issued in 2001 or any additional Notes which we may issue in the future, and such holder’s US tax consequences may be different from what is set out below.  This discussion applies to you only if you hold one or more Notes as capital assets (as defined in the Internal Revenue Code of 1986, as amended (the “Code”)) which, generally, are assets held for investment.  This description is based on (1) the Code, (2) US Treasury regulations issued under the Code, and (3) administrative and judicial interpretations of the Code and Treasury regulations, each as in effect on the date of this report.  All of these authorities are subject to change, possibly with retroactive effect.  The Internal Revenue Service (the “IRS”) could take a different view of the tax consequences of an investment in the Notes. This discussion does not address all aspects of US federal income taxation that may be relevant to a particular holder of the Notes based on such holder’s particular circumstances.  For example, the following discussion does not address the US tax consequences of the ownership and disposition of the Notes to holders:  that are not US Holders that will hold the Notes through a partnership or other pass-through entity; that are broker-dealers, insurance companies, tax-exempt organizations, real estate investment trusts, regulated investment companies, financial institutions; whose functional currency is not the US dollar; or that hold the Notes as part of an integrated investment (including a “straddle”) comprised of the Notes and one or more other position.  Moreover, this discussion does not include any description of any state, local, estate or non-US tax consequences.

A “US Holder” is a holder of a Note that for US tax purposes is a citizen or resident of The United States; a corporation or other entity taxable as a corporation created or organized in or under the laws of The United States or any state of The United States (including the District of Columbia); an estate if its income is subject to US federal income taxation regardless of source; a trust if (1) a US court can exercise primary supervision over its administration and (2) one or more US persons have the authority to control all of its substantial decisions; or certain foreign trusts in existence on August 20, 1996 that elected to continue to be treated as a US trust.

You are advised to consult your own tax advisors to determine the US tax consequences of the ownership and disposition of the Notes in light of your own particular circumstances, as well as to determine the effect of any state, local or non-US tax laws on you.  No representations with respect to the tax consequences to any particular holder of the Notes are made hereby.

Interest on the euro Notes and the Dollar Notes.  If you hold a euro Note or a Dollar Note, you generally must include interest on such note in income when you receive the payment of interest (if you use the cash method of tax accounting), or when it properly accrues (if you use the accrual method of tax accounting).

The foreign currency translation rules and the US tax consequences of the receipt of interest and principal are discussed below.

The following amounts will be treated as “contingent interest” for US tax purposes.

(1)                                  Certain additional amounts which we are obligated to pay if withholding taxes are imposed on payments in respect of the Notes and if certain conditions are met, and

(2)                                  certain premiums which we are obligated to pay if we redeem the Dollar Notes, euro Notes, or Discount Notes.

If, based on such amounts, the Notes are characterized as contingent payment debt instruments, adverse US tax consequences could result so that US Holders would have to report such additional interest as OID for US tax purposes.

However, Treasury regulations regarding debt instruments that provide for one or more contingent payments provide that, for purposes of determining whether a debt instrument is a contingent payment debt instrument, remote or incidental contingencies are ignored.  We believe that, as of the date when the Notes were issued for US tax purposes, the likelihood of payment of the additional amounts or the certain premiums was remote, and, accordingly, do not intend to treat the Notes as contingent payment debt instruments.

Disposition of Notes.  When you sell or otherwise dispose of a Note (including in a redemption or retirement), you will recognize gain or loss equal to the difference between (i) the amount you realize on the disposition and (ii) your adjusted tax basis in the Note.  For this calculation, you must exclude from the amount you realize the amount, if any, that is attributable to accrued but unpaid interest, which you must treat as such.  Your adjusted tax basis in a Note generally will be equal to your initial tax basis in such note, increased by (a) any OID accrued through the date of disposition and (b) any market discount you have previously taken into income, and reduced by the amount of any amortized notes premium and any payments received with respect to the Note (other than any payments of qualified stated interest).  Your initial tax basis in a Note generally will be your purchase price for the Note.

Subject to the discussion of market discount below, your gain or loss generally will be capital gain or loss and will be long-term capital gain or loss, respectively, if you have held your Note for more than one year (under US federal income tax principles) at the time of disposition.  Subject to limited exceptions, you cannot use capital losses to offset ordinary income.  You generally must treat any capital gain or loss that you recognize as US source gain or loss for US foreign tax credit purposes.

Special Rules Applicable to US Holders of euro Notes or Discount Notes

Interest on the euro Notes.  US Holders of euro Notes will be required to determine the dollar value of the interest paid on the euro Notes for purposes of determining the amount of interest includible in income.  If you use the cash method of tax accounting, you must determine this dollar value by using the spot rate of exchange, as defined below, of the euro in effect on the date you receive the payment.  You will not realize foreign currency gain or loss when you receive such payment.  However, you will recognize foreign currency gain or loss upon your actual disposition of the euro which you received, as discussed below.

If you use the accrual method of tax accounting, you must determine the dollar value of the amount of interest that accrues during your taxable year and include that amount in taxable income.  For interest attributable to an accrual period that begins and ends in a single tax year, your interest income is the dollar value of all the interest accruing in the accrual period.  If the interest is attributable to an accrual period that spans two tax years, your interest income is the dollar value of the amount of interest that accrues during the portion of the period within your relevant tax year, determined by allocating all the interest attributable to the accrual period ratably to each day in the period.  You may determine the dollar value of the amount of interest you are required to accrue by:

(1)                                  using the average rate of exchange of the euro for the accrual period or partial period, as applicable; or

(2)                                  using, if you so elect, the spot rate of exchange, as defined below, of the euro on the last day of the accrual period or partial period, as applicable, or the spot rate of exchange on the date of receipt, if such date is within five business days of the last day of the accrual period.

You must determine the average rate of exchange for an accrual period or partial period, as applicable, by calculating the simple average of the applicable spot rates of exchange for each business day of such period or another applicable average rate of exchange for the period that you reasonably derived and consistently apply.  You make the election mentioned in clause (2) above by filing a statement with your first return in which you want the election to be effective clearly indicating that you have made the election.  If you make such an election, you must apply the election consistently to all debt instruments from year to year and cannot change your election without the consent of the IRS.

In addition, if you use the accrual method of tax accounting, you will recognize foreign currency gain or loss when you receive an interest payment attributable to an accrual period.  Foreign currency gain or loss will equal the difference, if any, between the dollar value of the interest that you received and the dollar value of interest you accrued for the period to which the interest payment applies, as calculated above.  To determine the dollar value of the interest that you received, you generally must translate the amount of the interest that you received in euros into dollars at the spot rate of exchange on the date you received the euros.

To determine the spot rate of exchange, you must use a spot rate of exchange that reflects a fair market rate of exchange available to the public for currency under a “spot contract” in a free market and involving representative amounts.  A spot contract is a contract to buy or sell a currency on or before two business days following the date of execution of the contract.

Original Issue Discount on the Discount Notes.  We issued the Discount Notes with original issue discount (OID).  The OID on the Discount Notes is equal to the difference between the sum of all payments (including interest and payment at maturity) required to be made under the Discount Notes and the “issue price” of the Discount Notes.  The “issue price” of the Discount Notes is the first price at which a substantial amount of the Discount Notes were sold for cash, excluding sales to underwriters, placement agents or wholesalers.

If you hold a Discount Note that you acquired at the time of the initial issuance, you must include OID in ordinary income as it accrues regardless of when you receive such OID or your method of tax accounting.  For each taxable year (or any portion thereof) that you hold a Discount Note, the amount of OID that you must include in gross income in respect of such Discount Note will be the sum of the daily portions of OID allocated to each day during such taxable year (or any portion thereof).  The daily portion of OID to be allocated to each accrual period will be determined by allocating to each day in an accrual period a pro rata portion of the OID allocable to that accrual period.  OID allocable to any accrual period will equal the product of the “adjusted issue price” of the Discount Notes as of the beginning of such period and the Discount Notes’ yield to maturity.  The “adjusted issue price” of a Discount Note as of the beginning of any accrual period will equal the issue price of the Discount Note increased by OID you previously included in income and decreased by any payments you received on the Discount Note.

Prior to July 15, 2004, no cash payments will be made in respect of the Discount Notes.  Therefore, under the OID rules, none of the payments on the Discount Notes will be characterized as interest for US federal income tax purposes.

Instead, you will treat each payment on a Discount Note as a receipt of accrued OID to the extent thereof and then as a receipt of principal of the Discount Note.

In general, the dollar value of the OID and, if applicable, market discount (provided an election is made to accrue the market discount currently, see below “Market Discount, Acquisition Premium”) on a Discount Note will be determined for any accrual period by using the average rate of exchange, as defined above, for the accrual period, or with respect to an accrual period that spans two taxable years, using the average rate of exchange for the partial period within each taxable year.  Applicable Treasury regulations allow taxpayers to elect, in the manner described above, to translate OID (but not market discount) at the spot rate on the last day of the accrual period (and in the case of a partial accrual period, the spot rate of exchange on the last day of the taxable year) or on the date the OID payment is received if such date is within five business days of the end of the accrual period.  A US Holder that makes such an election must apply it according to the rules discussed above.

US Holders of the Discount Notes will recognize foreign currency gain or loss when payments on the Discount Notes are received.  At the time the interest accrued in a prior period is received, the US Holder will realize exchange gain or loss equal to the difference if any, between:

(1)                                  the dollar value of the euros received (attributable in the case of OID to the earliest accrual period in which such OID has accrued and to which prior payments have not been attributed), determined by the spot rate of exchange on the date of the receipt of the payment; and

(2)                                  the amount of interest income in dollars previously taken into account in respect of such accrued income.

The amount of foreign currency gain or loss with respect to such principal will equal the difference between (1) the dollar value of the euros received attributable to such principal determined by the spot rate of exchange on the date of the receipt of the payment and (2) your tax basis in dollars in such principal, described above.

Disposition of euro Notes or Discount Notes.  You will realize an amount in dollars according to the following rules:

•                                          If you use the cash method of tax accounting and applicable notes are not traded on an established securities market, you will realize an amount in dollars equal to the amount of euros that you receive translated at the spot rate of exchange on the date you receive the payment.

•                                          If (1) you use the cash method of tax accounting or you use the accrual method of tax accounting and so elect, and (2) the applicable notes are traded on an established market, you will realize an amount in dollars equal to the amount of euros that you receive translated at the spot rate of exchange on the settlement date.

•                                          If you use the accrual method of tax accounting and you do not make the election described in the preceding sentence, you will realize an amount in dollars equal to the amount of euros that you receive translated at the spot rate of exchange on the date of the disposition.

Regardless of your method of tax accounting, you will determine your initial tax basis in dollars for your euro Note or Discount Note by the dollar value of the price that you paid on the date you purchased such note.  If you purchased a euro Note or a Discount Note with previously owned euros, you generally will be required to treat such euros as if you exchanged such euros for dollars at the spot rate of exchange in effect on the date of purchase and you purchased your euro Note or Discount Note with the amount of dollars received.

You may recognize foreign currency gain or loss with respect to the principal of the euro Notes, or the Discount Notes (taking account of previous payments of principal on the Discount Notes) upon the sale or other disposition (including a retirement or redemption) of the euro Notes, or the Discount Notes, respectively.  The amount of foreign currency gain or loss with respect to such principal that will be recognized upon the sale or other disposition of the euro Notes or the Discount Notes will be equal to the difference between:

(1)                                  the dollar value of such principal of the euro Notes or the Discount Notes, determined as described in the second preceding paragraph; and

(2)                                  the dollar value of such principal of the euro Notes or the Discount Notes on the date that it was acquired, determined as described above.

However, the sum of any foreign currency gain or loss shall be recognized only to the extent of the total gain or loss realized on the transaction.

Receipt of euros.  You will have a tax basis in any euros received under your euro Notes or Discount Notes generally equal to the dollar value of the euros determined by using the spot rate of exchange on the date you receive your payment.  If you subsequently exchange your euros for dollars, you will recognize foreign currency gain or loss equal to the difference between the amount of dollars that you received and your tax basis in the euros.

Source and Character of Foreign Currency Gain or Loss.  You generally will have to treat foreign currency gain or loss as US source ordinary income or loss.

Market Discount, Acquisition Premium

General.  If a US Holder acquires a euro Note or Dollar Note for an amount that is less than its stated redemption price at maturity, or in the case of a Discount Note, its revised issue price (generally, adjusted issue price at the time of acquisition), the amount of the difference will be treated as “market discount,” unless such difference is less than a specified de minimis amount.  Under the market discount rules of the Code, a US Holder will generally be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition (including gift) of, a Note as ordinary income to the extent of any accrued market discount that has not previously been included in income.  Market discount generally accrues on a straight-line basis over the remaining term of the Note, unless the US Holder elects to accrue market discount on a constant interest method.  A US Holder may not be allowed to deduct immediately all or a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry such note.

A US Holder may elect to include market discount in income currently as it accrues (either on a straight-line basis or, if the US Holder so elects, on a constant-yield basis), in which case the interest deferral rule set forth in the preceding paragraph will not apply.  Such an election will apply to all market discount notes acquired by the US Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

A US Holder that acquires a Discount Note for an amount that is greater than the adjusted issue price of such note, but equal to or less than the sum of all amounts payable on such note after the purchase date, will be considered to have purchased such note at an “acquisition premium.”  Under the acquisition premium rules of the Code and the OID Treasury Regulations, the daily portion of OID which such holder must include in its gross income with respect to such note for any taxable year will be reduced by an amount equal to the OID multiplied by a fraction, the numerator of which is the amount of such acquisition premium and the denominator of which is the OID remaining for the period from the date the Discount Note was purchased to its maturity date.

Euro Notes or Discount Notes.  A US Holder of euro Notes or Discount Notes that elects not to include market discount, if any, in income currently as it accrues, must translate such market discount into US dollars at the spot rate on the disposition date of the euro Notes or Discount Notes.  No part of such accrued market discount is treated as exchange gain or loss.  See above “Special Rules Applicable to US Holders of euro Notes or Discount Notes” for treatment of market discount which a holder elects to include in income currently as it accrues.

Amortization of Notes Premium

General.  A US Holder that purchases a Note for an amount in excess of the sum of all remaining payments due on the Note after the purchase date (other than any payments of qualified stated interest in the case of a Discount Note) will be considered to have purchased the Note at a premium.  Such holder may elect to amortize such premium (as an offset to interest income), using a constant–yield method, over the remaining term of the Note.  Such election, once made, generally applies to all debt instruments held or subsequently acquired by the US Holder on or after the first taxable year to which the election applies and may be revoked only with the consent of the IRS.  A US Holder that elects to amortize such premium must reduce its tax basis in the Note by the amount of the premium amortized during its holding period.  With respect to a US Holder that does not elect to amortize notes premium, the amount of such premium will be included in the US Holder’s tax basis for purposes of computing gain or loss in connection with a taxable disposition of the Note.

Euro Notes or Discount Notes.  Amortizable notes premium in respect of a euro Note or Discount Note will be computed in, and, if an election is made to amortize such premium, will reduce interest income in, units of foreign currency.  At the time amortized notes premium offsets interest income, exchange gain or loss, which will be taxable as ordinary income or loss, will be realized with respect to amortized notes premium on such euro Note or Discount Note based on the difference between the spot rate of exchange on the date or dates such premium is recovered through interest payments on such euro Note or Discount Note and the spot rate of exchange on the date on which the US Holder acquired such euro Note or Discount Note.  With respect to a US Holder that does not elect to amortize notes premium, the amount of notes premium will constitute a market loss when the euro Note or Discount Note matures.

Information Reporting and Backup Withholding on the Notes.  In general, if you are a non-corporate US Holder, you may be subject to US information reporting requirements on the payments of principal or interest on your Notes or of the proceeds of the sale, exchange or other disposition of your Notes paid within the US or through certain US-related financial intermediaries.

In general, if you are a non-corporate holder, you may also be subject to US backup withholding at a rate of 30% if you do not provide a taxpayer identification number to, or otherwise establish an exemption with, the payor of each payment regarding your Note.  You may credit any amounts withheld pursuant to US backup withholding against your US tax liability and may claim a refund for amounts withheld in excess of your tax liability, provided that you furnish the IRS with the required information.

Dutch Tax Considerations

General

The following is a summary of certain Dutch tax consequences of the acquisition, holding and disposal of the Notes.  This summary does not purport to be a comprehensive description of all Dutch tax considerations that may be relevant to a decision to acquire, to hold, and to dispose of the Notes. No conclusions may be drawn from this summary regarding topics that are not included herein. Each prospective holder of Notes should consult a professional adviser with respect to the tax consequences of an investment in the Notes.  The discussion of certain Dutch taxes set forth below is included for general information purposes only.

This summary is based on Dutch tax legislation, published case law, treaties, rules, regulations and similar documentation, in force as of the date of this Country Addendum, without prejudice to any amendments introduced at a later date and implemented with retroactive effect.

This summary does not address the Dutch tax consequences of a holder of Notes who holds a substantial interest (“aanmerkelijk belang”) in the Company, within the meaning of Section 4.3 of the Dutch Income Tax Act 2001.  Generally speaking, a holder of Notes holds a substantial interest in the Company, if such holder of Notes, alone or together with his or her partner (statutory defined term) or certain other related persons, directly or indirectly, holds (i) an interest of 5 percent or more of the total issued capital of the Company or of 5 percent or more of the issued capital of a certain class of shares of the Company, (ii) rights to acquire, directly or indirectly, such interest or (iii) certain profit sharing rights in the Company.

Withholding Tax

No Dutch withholding tax is due upon payments on the Notes provided that none of the payments under the Notes will depend on or will be deemed to depend on profits or the distribution of profits by the Company.

Corporate Income Tax and Individual Income Tax

Residents of The Netherlands.  If the holder of Notes is subject to Dutch corporate income tax and the Notes are attributable to its (deemed) business assets, income derived from the Notes and gains realized upon the disposal of the Notes are taxable.

If the holder of Notes is an individual, resident or deemed to be resident of The Netherlands for Dutch tax purposes (including the individual holder of Notes who has opted to be taxed as a resident of The Netherlands), the income derived from the Notes and the gains realized upon the disposal of the Notes are taxable at the progressive rates of the Income Tax Act 2001, only if:

(i)                                     the holder of Notes has an enterprise or an interest in an enterprise, to which enterprise the Notes are attributable; or

(ii)                                  such income or gains qualify as income from miscellaneous activities (“resultaat uit overige werkzaamheden”) within the meaning of Section 3.4 of the Income Tax Act 2001, which include the performance of activities with respect to the Notes that exceed “regular, active portfolio management” (“normaal, actief vermogensbeheer”).

If the above-mentioned conditions (i) or (ii) do not apply to the individual holder of Notes, the actual income derived from the Notes and the actual gains realized with respect to the Notes will not be taxable.  Instead, such holder of Notes will be taxed at a flat rate of 30% on deemed income from “savings and investments” (“sparen en beleggen”) within the meaning of Section 5.1 of the Income Tax Act 2001.  This deemed income amounts to 4% of the average of the individual’s “yield basis” (“rendementsgrondslag”) within the meaning of article 5.3 of the Income Tax Act 2001 at the beginning of the calendar year and the individual’s yield basis at the end of the calendar year, insofar the average exceeds a certain threshold.  The Notes will be included in the individual’s yield basis.

Non-residents of The Netherlands.  A Holder that is not a resident nor deemed to be a resident of The Netherlands for Dutch tax purposes (nor has opted to be taxed as a resident of The Netherlands) is not taxable in respect of income derived from the Notes or gains realized upon the redemption and disposal of the Notes, unless:

(i)                                     the Holder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands to which enterprise the Notes are attributable; or

(ii)                                  the Holder is entitled to a share in the profits of an enterprise that is effectively managed in The Netherlands, other than by way of securities or through an employment contract, and to which enterprise the Notes are attributable; or

(iii)                               the Holder is an individual and such income or gains qualify as income from miscellaneous activities in The Netherlands (“resultaat uit overige werkzaamheden”) within the meaning of Section 3.4 of the Income Tax Act 2001, which include the performance of activities in The Netherlands with respect to the Notes that exceed “regular, active portfolio management” (“normaal, actief vermogensbeheer”).

Gift and Estate Taxes.  Generally, gift and inheritance taxes will be due in The Netherlands in respect of the acquisition of the Notes by way of a gift by, or on the death of, a holder of Notes who is a resident or deemed to be a resident of The Netherlands for the purposes of Dutch gift and inheritance tax at the time of the gift or his or her death.

An individual of The Netherlands nationality is deemed to be a resident of The Netherlands for the purposes of the Dutch gift and inheritance tax, if he or she has been resident in The Netherlands during the ten years preceding the gift or his or her death.  An individual of any other nationality is deemed to be a resident of The Netherlands for the purposes of The Netherlands gift and inheritance tax only if he or she has been residing in The Netherlands at any time during the twelve months preceding the time of the gift.

Non-residents of The Netherlands.  No gift or inheritance taxes will arise in The Netherlands in respect of the acquisition of the Notes by way of gift by, or as a result of the death of, a Holder who is neither a resident nor deemed to be a resident of The Netherlands for the purposes of The Netherlands gift and inheritance tax, unless

(i)                                     such holder at the time of the gift has or at the time of his or her death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which Netherlands enterprise or part thereof, as the case may be, the Notes are or were attributable; or

(ii)                                  the Notes are or were attributable to the assets of an enterprise that is effectively managed in The Netherlands and the donor is or the deceased was entitled to a share in the profits of that enterprise, at the time of the gift or at the time of his or her death, other than by way of securities or through an employment contract; or

(iii)                               in the case of a gift of the Notes by an individual who at the date of the gift was neither a resident nor deemed to be a resident of the Netherlands, such individual dies within 180 days after the date of the gift, while at the time of his or her death being a resident or deemed to be a resident of The Netherlands.

Other Taxes and Duties.  No Dutch capital tax, registration tax, custom duty, turnover tax, stamp duty or any other similar tax or duty other than court fees, will be due in The Netherlands by a holder of Notes in respect of or in connection with the subscription, issue, placement, allotment or delivery of the Notes.

Proposed EU Directive on the Taxation of Savings Income.  On 3rd June, 2003, the European Council of Economics and Finance Ministers agreed on proposals under which Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that, for a transitional period, Belgium, Luxembourg and Austria will instead be required to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).  The proposals are anticipated to take effect from 1st January, 2005.

F.                                      Dividends and Paying Agents

Not applicable.

G.                                    Statements by Experts

Not applicable.

H.                                    Documents on Display

We are subject to the information requirements of the US Securities Exchange Act of 1934, as amended, and file periodic reports and other information with the United States Securities and Exchange Commission.  We will file our Annual Reports on Form 20-F and our interim reports on Form 6-K.

You may inspect the information that we filed with the Commission at the public reference facilities maintained by the Commission at the Commission’s Public Reference Room at 450 Fifth Street, N.W.  Washington, D.C.  20549.  You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.  The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

Upon reasonable request, documents referred to in this Annual Report on Form 20-F may be inspected at the company’s head office:

Dr. Holtroplaan 5
NL - 5652 XR Eindhoven
P.O. Box 8714
NL - 5605 LS Eindhoven

Telephone +31 (0)40 214 07 77	e-mail: info@kappapackaging.com
Fax +31 (0)40 214 07 99	Website: www.kappapackaging.com

I.                                         Subsidiary Information

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks, including adverse changes in interest rates and foreign currency exchange rates as discussed below:

Interest rate risk

To reduce our floating rate interest exposure on our debt instruments, we entered into an interest rate swap in 2001 with an original notional amount of €1,004 million. An interest rate swap is a contract between two parties to exchange interest payments on a specified principal amount (referred to as the notional principal) for a specified period.  The swap we entered into involves the exchange of streams of variable interest payments for fixed rate interest payments. We entered into the swap to hedge against the risk of movements in market rates of interest on our senior debt and to manage the Group’s exposure to its variable rate borrowing. The swap is denominated in euros. We do not enter into interest rate derivative instruments for trading or speculative purposes.

Foreign currency exchange rate risk

To reduce the US dollar currency exposure on the US dollar tranche of the Senior Subordinated Notes, we entered into a US dollar /euro coupon swap.  The coupon swap exchanges the US dollar stream of fixed interest payments into fixed rate euro payments.

To reduce the US dollar currency exposure on the US dollar tranche of the Senior Subordinated Notes, we entered into a US dollar call, euro put currency option. The currency option allows us to buy US dollar and sell euro at a specified future date that would effectively convert the principal amount of the US dollar tranche of the Senior Subordinated Notes into an euro amount.  As a result of the recent development of the US dollar/euro exchange rate, we replaced the US dollar call, euro put currency option by three foreign currency forward contracts (buy US dollar, sell euro) in April 2003, resulting in a gain of €4.0 million.

The majority of our revenues and costs are generated in euro.  We also generate a portion of our earnings and incur a portion of costs in non-euro currencies, including British pounds (GBP), Czech koruna (CZK), Norwegian kroner (NOK), Polish zlotys (PLN), Slovak koruna (SKK), US dollars (US$) and Swedish kronor (SEK).

We seek to manage our currency risk by funding non-euro based operations in local currencies.  In order to hedge cash receipts from firm export sales orders, we enter into foreign currency forward contacts to sell the relevant non-euro currencies with varying maturities of no longer than one year. Our financial results reflect the hedged exchange rates on these sales transactions.

The table below provides information about our main foreign currency forward exchange contracts.

Currency contracts:	Fair value at December 31, 2002
(in € millions)
Receive CZK / Pay €	(0.1)
Receive SEK / Pay €	(1.1)
Receive SKK / Pay €	0.3
Pay CZK / Receive €	0.1
Pay GBP/ Receive €	0.6
Pay US$/ Receive €	0.9
Pay ZAR / Receive €	(0.1)
Pay SEK / Receive GBP	(0.2)

Fair Values

The table below provides information about our interest related derivative financial instruments and other financial instruments that are sensitive to changes in interest rates.  For our senior credit facility and our Senior Subordinated Notes, the table below presents principal payment amounts and weighted average interest rates by contractual payment dates.  The discount notes have a non-cash interest portion that is added to the principal on a semi-annual basis. The variable rate portion of our senior credit facility is based on EURIBOR at December 31, 2002 of 2.80%. The rates presented are not intended to project our expectations for the future.  The table presents notional amounts and related interest rates for the swap agreement.  Under this swap agreement, the interest is paid semi-annually to the counterparty.

The carrying value of the variable interest rate debt under the senior credit facilities approximates fair value. The fair value of the US$ tranche of the Senior Subordinated Notes is based on the US dollar/euro foreign exchange spot rate as at December 31, 2002.  The fair value of the interest rate swap agreement has been determined based on quoted market prices for similar instruments and/or appropriate valuation models by the counterparty. The fair values of the loans made to us by Cinven and CVC have been determined by means of the discounted cash flow method. The interest rate used is based on actual interest rates at year-end 2002 and 2001, including a risk mark-up determined at the date of issuance of the loans (167 basis points).

	(in € millions)
	2003	2004	2005	2006	Thereafter	Total	Fair value at December 31, 2002

Long-term debt
Variable rate
Senior debt	101.8	130.0	154.6	172.4	844.3	1,403.1	1,403.1
Variable average interest rate repayments	6.82%	6.82%	6.82%	6.82%	7.70%	7.35%

Fixed rate
Senior subordinated notes (1999)	—	—	—	—	585.5	585.5	623.5
Fixed average interest rate loan	—	—	—	—	11.00%	11.00%

Senior subordinated notes (2001)	—	—	—	—	100.0	100.0	102.5
Fixed average interest rate loan	—	—	—	—	12.50%	12.50%

Shareholders’ loans	—	—	—	—	628.0	628.0	780.9
Fixed average interest rate loan	—	—	—	—	7.80%	7.80%

Derivative Instruments
Interest rate swap (notional contract 4.69% contract amount € 1,004.0 million)(1). Pay fixed, receive variable (EURIBOR at 2.80% at December 31, 2002)	—	—	—	—	—	—	(26.1)

Currency swap (notional contract amount €48.7 million). Receive US$, pay €.	—	—	—	—	—	—	1.9

Currency option (notional contract amount €95.1 million). Receive US$, pay €. (2)	—	—	—	—	—	—	8.6

(1)                                  An interest rate swap was entered into to hedge the floating rate interest on our senior credit facility:  Tranches A, B and C (€936.0 million as at December 31, 2002).  Under the swap, we pay a fixed rate of 4.69% and receive a floating rate of EURIBOR (2.80% at December 31, 2002) on a semi-annual basis from the counterparty.  The interest swap will expire on June 30, 2004.  The notional value of the swap is €936.0 million at December 31, 2002 and decreases in line with the decreasing principal on the senior credit facilities as follows:

€904.0 million on June 30, 2003

€868.0 million on December 31, 2003

(2)                                  As a result of the recent development of the US dollar/euro exchange rate, we replaced the US dollar call, euro put currency option by three foreign currency forward contracts (buy US dollar, sell euro) in April 2003, resulting in a gain of €4.0 million.

Further details on the financial instruments are disclosed in Note 12 and 18 of our Consolidated Financial Statements.

Risk on recovered paper prices

Price fluctuations for our operational inputs, especially recovered paper, have an effect on our gross margins.  We do not hedge these risks with financial instruments.

Item 12.  Description of Securities Other than Equity Securities

Not applicable.

PART II.

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None; Not applicable.

Item 15.  Controls and Procedures

Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of the Management Board, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, which will be used as input for further improvement actions, the Management Board concluded that our controls and procedures are effective in timely alerting them to material information about Kappa Holding and its consolidated subsidiaries.

However, in designing our controls and procedures, the Management Board recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Group have been detected.

There have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of this evaluation.

Item 16.  [Reserved]

PART III.

Item 17.  Financial Statements

See Item 18.

Item 18.  Financial Statements

See pages F-1 through F-50.

INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF THE KAPPA PACKAGING GROUP AS AT DECEMBER 31, 2002 AND 2001 AND FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

The consolidated financial statements contain the financial position, results of operations and cash flows for the consolidated entities that include the non-guarantor subsidiaries.  For the financial position, results of operations and cash flows of the issuer of the Senior Subordinated Notes and its guarantors refer to Note 29.

REPORT OF INDEPENDENT AUDITORS

Report of Independent Auditors

Introduction

We have audited the consolidated balance sheets of Kappa Holding B.V. and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Management Board.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in The Netherlands.

Scope

We conducted our audit in accordance with auditing standards generally accepted in The Netherlands and in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Opinion

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kappa Holding B.V. and its subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in accordance with accounting principles generally accepted in the Netherlands.

Accounting principles generally accepted in The Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America.  The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2002 and shareholders’ equity at December 31, 2002 and 2001 to the extent summarized in Note 28 to the consolidated financial statements.

Amsterdam, April 17, 2003, except for Note 31 as to which the date is June 27, 2003.

PricewaterhouseCoopers Accountants N.V.

KAPPA PACKAGING GROUP
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2002, 2001 and 2000
(€ in millions)

	Note	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000

Sales		2,923.8	2,471.3	1,657.4
Net change in work in progress and finished goods		13.8	1.0	15.0

Net sales including net change in work in progress and finished goods		2,937.6	2,472.3	1,672.4

Raw material costs		(1,077.6)	(917.7)	(692.9)
External services		(523.3)	(434.7)	(267.3)
Labor costs	20	(697.9)	(561.9)	(359.3)
Other operating costs	21	(197.8)	(135.9)	(83.0)
Depreciation, amortization and impairment charges	22	(218.5)	(176.0)	(129.9)

Total operating costs and expenses		(2,715.1)	(2,226.2)	(1,532.4)

Operating income		222.5	246.1	140.0

Interest expense, net	23	(192.0)	(167.8)	(118.5)
Interest expense on Shareholders’ loans	11	(46.2)	(34.9)	(20.7)

Result before income taxes		(15.7)	43.4	0.8

Income taxes	24	5.4	(19.1)	(13.8)
Income from participations		0.6	0.2	0.7
Minority interests		(0.2)	(0.2)	—

Income/(loss) before extraordinary items		(9.9)	24.3	(12.3)
Extraordinary items, net of tax	25	—	(13.1)	(3.4)

Net income/(loss)		(9.9)	11.2	(15.7)

The accompanying notes are an integral part of these consolidated financial statements.

KAPPA PACKAGING GROUP
CONSOLIDATED BALANCE SHEETS
As at December 31, 2002 and 2001
(€ in millions)

	Note	December 31, 2002	December 31, 2001
Assets
Cash and cash equivalents	2	233.6	217.6
Accounts receivable		451.5	468.1
Other receivables	4	55.6	72.4
Inventories	5	272.2	253.4

Total current assets		1,012.9	1,011.5
Tangible fixed assets	6	1,654.7	1,671.3
Intangible fixed assets	7	882.1	924.8
Other non-current assets	8	93.6	101.6

		3,643.3	3,709.2
Liabilities
Bank overdrafts	12	1.4	19.8
Current portion of term loan facilities	12	101.8	75.4
Current portion of other long-term liabilities	12	5.6	3.5
Other current liabilities	9	507.1	482.0

Total current liabilities		615.9	580.7

Term loan facilities	12	1,301.3	1,403.2
Senior subordinated notes	12	685.5	671.7
Other long-term liabilities	12	15.0	8.2

Total long-term liabilities		2,001.8	2,083.1

Provisions	10	272.3	318.9

Shareholders’ loans	13	628.0	581.8

Minority interests	14	1.3	1.0

Commitments and contingencies	16

Shareholders’ equity
Share capital	15	0.8	0.8
Additional paid-in capital	15	152.9	152.9
Legal reserve	15	—	4.3
Retained earnings (accumulated deficit)		(5.6)	—
Accumulated other comprehensive income		(24.1)	(14.3)

Total Shareholders’ equity		124.0	143.7

		3,643.3	3,709.2

The accompanying notes are an integral part of these consolidated financial statements.

KAPPA PACKAGING GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 2002, 2001 and 2000
(€ in millions)

	Year ended, December 31, 2002	Year ended, December 31, 2001	Year ended December 31, 2000

Cash flows from operating activities:
Net income/(loss)	(9.9)	11.2	(15.7)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation of tangible fixed assets	187.8	152.4	111.2
Amortization of intangible fixed assets	30.7	23.6	19.9
Amortization of finance charges	11.3	7.5	3.8
Share in result of participations	(0.6)	(0.2)	(0.8)
Minority interests	0.2	0.2	—
Accretion of Shareholders’ loans and Senior Subordinated Notes	60.0	47.1	31.5
Addition to pension provisions	8.5	7.0	5.4
Addition to/(release from) deferred tax liabilities	(7.9)	3.9	10.6
Addition to/(release from) restructuring and other provisions	6.5	(7.0)	(2.2)
Changes in operating assets and liabilities:
Inventories	(18.2)	43.1	(19.9)
Accounts receivable	16.6	41.3	(21.2)
Other receivables	15.6	(51.2)	17.1
Accounts payable	51.8	(37.1)	33.4
Accrued liabilities	(31.4)	43.1	(17.7)
Paid from restructuring and other provisions	(39.5)	(42.6)	(23.9)
Paid from pension provisions	(8.0)	(6.4)	(3.8)

Net cash provided by operating activities	273.5	235.9	127.7

Cash flows from investing activities:
Investments, net in tangible fixed assets	(162.1)	(154.6)	(102.5)
Investments, net in intangible fixed assets	(2.3)	(7.9)	(3.6)
Investments, net in other non-current assets	2.3	(76.2)	—
Acquisition of Group companies	—	(1,123.2)	(83.8)
Disposal of Group companies	0.3	—	—

Net cash used in investing activities	(161.8)	(1,361.9)	(189.9)

The accompanying notes are an integral part of these consolidated financial statements.

KAPPA PACKAGING GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
For the years ended December 31, 2002, 2001 and 2000
(€ in millions)

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000

Cash flows from financing activities:
Issuance of term loan facilities	—	1,505.0	75.0
Repayment of term loan facilities	(75.5)	(664.0)	(31.8)
Issuance of Shareholders’ loans	—	299.4	—
Issuance of Senior Subordinated Notes	—	100.0	—
Issuance of shares	—	0.6	—
Short-term borrowings banks repaid	(18.6)	(19.2)	(20.3)
Other long-term debt repaid	(5.6)	(3.4)	(1.9)

Net cash provided by/(used in) financing activities	(99.7)	1,218.4	21.0

Net increase/(decrease) in cash and cash equivalents	12.0	92.4	(41.2)

Cash and cash equivalents beginning of period	217.6	76.7	112.1

Cash from acquisitions	—	52.7	5.8

Effect of exchange rate changes on cash	4.0	(4.2)	—

Cash and cash equivalents end of period	233.6	217.6	76.7

Supplemental cash flow information:

Interest paid	165.9	155.7	98.7
Income taxes paid/(refund)	9.4	(3.9)	34.6

Non-cash investing and financing transactions:
Acquisition of assets under capital lease	8.8	—	—

The accompanying notes are an integral part of these consolidated financial statements.

KAPPA PACKAGING GROUP
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2002, 2001 and 2000
(€ in thousands)

	Share capital	Additional paid- in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income/(loss)	Total	Comprehensive income/(loss)

Balance at December 31, 1999	572	152,579	—	8,863	(3,938)	158,076
Net result for the period	—	—	—	(15,728)	—	(15,728)	(15,728)
Translation adjustment	—	—	—	—	(1,015)	(1,015)	(1,015)
Total comprehensive loss							(16,743)

Balance at December 31, 2000	572	152,579	—	(6,865)	(4,953)	141,333
Issuance of shares	258	322	—	—	—	580
Net result for the period	—	—	—	11,165	—	11,165	11,165
Translation adjustment	—	—	—	—	(9,388)	(9,388)	(9,388)
Transfers	(7)	—	4,307	(4,300)	—	—
Total comprehensive income							1,777

Balance at December 31, 2001	823	152,901	4,307	—	(14,341)	143,690
Net result for the period	—	—	—	(9,945)	—	(9,945)	(9,945)
Translation adjustment	—	—	—	—	(9,713)	(9,713)	(9,713)
Transfers	—	—	(4,300)	4,300	—	—
Total comprehensive loss							(19,658)

Balance at December 31, 2002	823	152,901	7	(5,645)	(24,054)	124,032

The accompanying notes are an integral part of these consolidated financial statements.

KAPPA PACKAGING GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                                      Basis of presentation

Business

Kappa Holding B.V. (the “Company”) and its subsidiaries in which it owns, directly or indirectly, a controlling interest (“the Kappa Packaging Group” or “the Group”), is headquartered in The Netherlands and is engaged in the manufacturing and marketing of containerboard, solid board, corrugated packaging and solid board packaging across a wide range of product lines to a broad base of customers.  The Group effectively commenced trading under the name ‘Kappa Packaging’ as per June 1, 1998.

On May 17, 2001, Kappa Packaging completed the acquisition of AssiDomän’s containerboard and corrugated packaging business (“Alpha”).  Kappa Packaging opted to fully integrate these businesses into the Group in order to achieve the optimal business and financial effects.

The Group has manufacturing facilities and sales offices in The Netherlands, Germany, United Kingdom, Belgium, France, Poland, Norway, Czech Republic, the United States of America, Spain, Italy, Sweden, Denmark, Finland, Slovakia, Russia, Hungary, Lithuania, Switzerland, Norway and South Africa.  Substantially all of the Group’s sales are realized in Europe.  See Note 32 for a summary of subsidiaries.

2.                                      Summary of significant accounting policies

Basis of preparation

The accompanying consolidated financial statements are presented in euro and have been prepared in accordance with accounting principles generally accepted in The Netherlands (‘Dutch GAAP’) on the historical cost basis.

These consolidated financial statements differ in certain respects from the consolidated financial statements and disclosures included in the Kappa Packaging Group Annual Report 2002 furnished to Kappa Packaging Group’s shareholders. Among other things, the parent company (Kappa Holding B.V.) balance sheet and income statement and related disclosures are not included in these consolidated financial statements. In addition, additional footnote disclosures have been added in order for these consolidated financial statements to comply with the reporting and disclosure requirements of the US Securities and Exchange Commission.

Assets and liabilities are stated at cost when acquired or incurred unless indicated otherwise.

Where necessary, assets have been reduced by provisions to reflect diminution in value.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and the companies in which it has a controlling interest (“Group companies”). Group companies are fully consolidated; minority interests in equity are shown separately.

The results and cash flows of Group companies and participations acquired or disposed of by the Group have been reflected from the date that controlling interest exists or until the date of disposal. The results of Alpha have been consolidated as from May 17, 2001.

Intercompany accounts, transactions and unrealized profits have been eliminated.

Foreign currencies – Transactions

All transactions in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Accounts receivable, cash and cash equivalents and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the balance sheet date. Foreign exchange gains and losses resulting from transactions in foreign currencies are included in the profit and loss account, except for those transactions that are being hedged.  Foreign exchange gains and losses arising on trading transactions are taken to operating result:  those arising on cash and cash equivalents, current investments and borrowings are taken to financial items. Gains and losses on currency carry forward contracts are deferred and included in income in the same period as the underlying transaction that is being hedged.

Foreign currencies – Consolidation principles

Assets and liabilities of foreign Group companies in currencies other than euro are translated at the rates prevailing at the balance sheet date. Income and expenses of foreign Group companies are translated at the average exchange rates prevailing during the year. Translation gains and losses are recorded directly in accumulated comprehensive income.

Translation differences, net of related taxation, arising from long-term loans to group companies are also recorded directly in accumulated comprehensive income.

The following translation rates against the euro have been used (main currencies only):

Currency per €	December 31, 2002	Average 2002	December 31, 2001	Average 2001	December 31, 2000	Average 2000

SEK	9.1408	9.1813	9.2593	9.0842	8.8610	8.4441
GBP	0.6515	0.6191	0.6098	0.6237	0.6250	0.6076
USD	1.0438	0.9002	0.8850	0.9023	0.9346	0.9509
CZK	31.5956	31.2199	32.0513	34.4531	35.0877	35.8316
SKK	41.3223	42.6061	42.7899	43.4718	44.0513	42.3295

Cash and cash equivalents

The Group considers all highly liquid instruments with maturity of three months or less to be cash and cash equivalents.  At December 31, 2002 all cash and cash equivalents of the Group represents cash held with financial institutions. Cash and cash equivalents include a deposit in an escrow-account of €5.0 million as at December 31, 2002, which will become available to the Group on April 1, 2003. Bank overdrafts are classified under current liabilities.

Accounts receivable

Accounts receivable are stated at face value, less an allowance for bad debts of €22.2 million and €27.1 million at December 31, 2002 and 2001 respectively. Bad debt expense during the years ended December 31, 2002, 2001 and 2000 were €6.7 million, €6.2 million and €2.4 million respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value with cost being determined by the first-in first-out (‘FIFO’) method. Finished goods inventory and work in progress consists of the cost of raw materials and consumables, labor costs, depreciation, other direct costs and related production overhead. Inventories are reduced by a provision for obsolescence to reflect diminution in value of €12.4 million and €9.5 million at December 31, 2002 and 2001 respectively. Obsolescence expense during the years ended December 31, 2002 and 2001 were €2.9 million and €(1.4) million respectively.

Tangible fixed assets

Tangible fixed assets are stated at the acquisition cost, less accumulated depreciation. Costs include expenditures for major improvements and replacements and interest costs associated with major construction projects.

Depreciation is calculated on the basis of acquisition price less residual value and the estimated useful life of the related asset on a straight-line basis.

The estimated useful lives are:

Years
Buildings:
Portable buildings	3
Metal buildings	15 - 20
Brick buildings	30 - 40
Plant and equipment	10 - 20
Other tangible fixed assets	3 - 10

Assets under construction (until placed in service) and land are not depreciated. When an asset is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income.

Spare parts that are specifically attributable to certain machines or installations are capitalized. All other spare parts are charged to the profit and loss account as maintenance expense.

Tangible fixed assets operated by the Group under financial lease agreements are capitalized, the cost of which has been determined as the lower of the fair value of the leased property or the sum of the discounted value of future lease payments. The corresponding rental obligations, net of finance charges, are presented under liabilities with the interest element of the finance charge being taken to income over the lease period. Tangible fixed assets acquired under financial lease agreements are depreciated over the lesser of the estimated useful life of the asset or the lease period.

Intangible fixed assets

Goodwill has been recognized on acquisitions, accounted for, using the purchase method, as the excess of the purchase price over the fair value of the net assets acquired. Goodwill is only recognized on acquisitions occurring after December 31, 1996, when the predecessor of the Group changed its accounting policy related to the treatment of goodwill.  Prior to this date, goodwill was written off directly to equity.  Goodwill is now capitalized and amortized on a straight-line basis over its estimated useful life of 40 years.  The assessment of 40 years is based upon the consideration that a permanent advantage is being realized mainly because of high entry-barriers to the market.

Software development costs associated with identified and unique products, which will be controlled by the Group and have future economic benefits extending beyond one year, are recognized as an intangible fixed asset.  Software development costs recognized as intangible fixed assets are amortized using the straight-line method over their useful lives, not exceeding a period of three years.

Other intangible fixed assets mainly relate to consultancy projects, which management believes will provide a future benefit to the Group. These costs are amortized using the straight-line method over their estimated useful lives, not exceeding a period of five years.

Impairment of long-lived assets

The carrying values of long-lived assets are reviewed at each balance sheet date, to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated, being the higher of the asset’s net selling price and its value in use. The value in use is based on the total of the discounted cash flows to be derived from that asset. An impairment loss is recognized when the carrying value of an asset exceeds the recoverable amount of the asset.

A previously recognized impairment loss on tangible fixed assets is reversed when there has been a change in the estimates used to determine the recoverable amount, but not, however, to an extent higher then the carrying amount that would have been determined had no impairment loss been recognized in prior years.

For goodwill, a recognized impairment loss is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur and subsequent external events have occurred which reverse the effect of that event.

Other non-current assets

Associated companies, being those companies in which significant influence but not control is exercised over the business and financial policies, are valued to reflect the Group’s share in the associated company’s equity, determined in accordance with the Group’s accounting principles. Other participations, being those companies in which no significant influence is exercised, are valued at the lower of cost and net realizable value.

Other non-current assets include participations, receivables with financing characteristics due from participations, deferred tax assets and capitalized financing charges. The capitalized financing charges are stated at cost and are being amortized over the term of the related debt.

Derivative financial instruments

The estimated fair value of derivative financial instruments is determined using quoted market prices, or market pricing models.  Gains and losses on derivative financial instruments that meet the criteria for hedge accounting, including those on terminated contracts, are deferred and included in income in the same period that the hedged transaction is realized.  Realized gains and losses and unrealized losses on instruments not meeting the criteria for hedge accounting treatment are included in income.  Any differences between amounts paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the interest rate on the hedged obligation.  In the event that the hedged transaction terminates, the deferred gains or losses on the associated derivative will be recorded in the income statement.  Option premiums paid on swaptions are recorded as an asset and amortized over the life of the swap.

Concentration of credit risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash investments, foreign currency exchange contracts and trade accounts receivable.  The Group places its cash and investments and executes its foreign currency exchange contracts with major commercial banks with investment grade ratings.

Concentration of credit risk with respect to trade receivables is generally limited due to the large number of customers and their dispersion across geographic areas.

Pension provisions

In general, personnel employed are entitled to pension benefits that supplement state-provided social security benefits. Pension or other retirement plans have been established in accordance with regulations and practices of the countries in which the plans are located. Most of the plans are administered by separate pension funds or life insurance companies.

The benefits of the plans are based primarily on years of service and average or final pay formula. In countries where contributions are made, the amount of the contribution takes account of increases in pension rights in line with the development of wages and inflation, as well as of the return achieved by the pension funds in excess of the actuarial interest rate.

The Group operates major pension plans in The Netherlands, United Kingdom, Germany and Sweden.

In The Netherlands and United Kingdom mainly defined benefit plans are administered by separate pension funds covering substantially all employees in those two countries.

The retirement plans in Germany are mainly defined benefit plans and are provided for by the company (book reserves).

In Sweden, the Group operates defined benefit and defined contribution plans. Some of these plans are externally insured, others are provided for by the company (book reserves).

The provisions for pensions and similar commitments (relating primarily to non-reinsured pension entitlements, past-service premiums falling due in the future and commitments to former employees), are accrued at an actuarial-determined value.

Deferred tax assets and liabilities

Deferred tax assets and liabilities are established for temporary differences in the valuation of assets and liabilities for reporting and fiscal purposes and for loss carry forwards.

Deferred taxes are stated at nominal value and are determined using the local tax rates prevailing on the balance sheet date. Within tax groups, where the exercise periods permit, deferred tax assets and liabilities are netted. Net deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which unused tax losses can be utilized and are presented in the balance sheet under ‘financial fixed assets’. Net deferred tax liabilities are presented under ‘provisions’.

Restructuring provisions and other provisions

Restructuring provisions and other provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

Other provisions include environmental provisions, maintenance provisions and provisions for claims, disputes and legal proceedings.

Revenue recognition

Net sales represent the invoiced value of deliveries to third parties, less discounts, commissions and sales tax. Sales are recognized when the risk and rewards of ownership of the product are transferred to the customer, generally meaning that sales are recorded upon shipment of goods to customers in accordance with agreed terms of sale.

Costs of sales are matched with the related sales.

Other income and expenses are recorded in the period in which they originate.

Shipping and handling costs

Shipping and handling costs are expensed as incurred.  The amounts charged to expense as part of external services during the years ended December 31, 2002, 2001 and 2000 were €240.3 million, €190.7 million and €113.7 million respectively.

Advertising costs

Advertising and promotional costs are expensed as incurred.  The amounts charged to expense as part of other operating costs during the years ended December 31, 2002, 2001 and 2000 were €9.0 million, €9.3 million and €4.4 million respectively.

Research and development

Costs for research and development activities are expensed as incurred, except for software development costs.  The amounts charged to operating expenses during the years ended December 31, 2002, 2001 and 2000 were €5.3 million, €4.8 million and €4.4 million respectively.

Environmental expenditures

Environmental expenditures resulting from the remediation of an existing condition caused by past operations, and which do not contribute to current or future revenues, are expensed as incurred. The Group provides for environmental expenditures, based on management decisions and current interpretations of environmental laws and regulations, when it is probable that a present obligation has arisen and the amount of such liability can be reasonably estimated. Provisions are not discounted or reduced for potential recoveries from third parties.

Income from participations

Income from participations include the Group’s proportionate share in the results of joint ventures and companies deemed to be associated companies together with dividends received from other participations.

Income taxes

The amount of income tax included in the statements of income is based upon income before tax in accordance with the prevailing regulations and rates, taking into account timing differences and permanent differences between income for book purposes and for tax purposes. Deferred tax assets and liabilities arising from temporary differences between the value of assets and liabilities for reporting and tax purposes are calculated on the basis of the current rates of income tax.  Deferred tax assets are also recognized on tax loss carry forwards.

Valuation allowances are established on deferred tax assets when management estimates that it is more likely than not that the related benefit will not be realized.

Extraordinary income and expense

Extraordinary income and expense include gains and losses that are not related to normal business operations of the Group.

Cash flow statement

The cash flow statement has been prepared applying the indirect method.  The cash and cash equivalents in the cash flow statement comprise the balance sheet item cash and cash equivalents.  Cash flows in foreign currencies have been translated at average exchange rates.  Exchange differences affecting cash items are shown separately in the cash flow statement.  Income and expenses in respect of interest and taxation on profits are included in the net cash flow from operating activities.  The cash flow is prepared in compliance with Dutch GAAP and International Financial Reporting Standards.

3.                                      Acquisitions

In 2001 the Group acquired Alpha, the containerboard and corrugated packaging businesses of AssiDomän. The results of operations of these businesses are included in the statement of income as from May 17, 2001.

The acquisition was accounted for using the purchase method of accounting. Accordingly, the cost of the acquisition was allocated to identifiable assets and liabilities based on their estimated fair values. Total purchase price of the acquisition of Alpha was €1,120.9 million, including acquisition expenses, of which the amount allocated to goodwill was €218.8 million, after the application of adjustments to the fair market value of €13.5 million in 2002, as a result of which the fair market value increased from €387.7 million to €401.2 million. Goodwill from the acquisition is amortized on a straight-line basis over 40 years.

In addition, in 2001 the Group increased its participation in Kappa Štúrovo a.s., Slovakia, from 94.5% to 98.5% for €2.3 million.

The allocation of the total purchase price for the acquisitions was as follows:

(€ in millions)

Total purchase price	1,116.4
Acquisition expenses	6.8

Total purchase price, including acquisition expenses	1,123.2
Less: Liabilities acquired	(503.2)

Total purchase price, net of acquired liabilities	620.0
Less: Fair market value	(401.2)

Excess of total purchase price over fair market value	218.8

Goodwill	218.8

In order to finance the acquisition of Alpha, the Group raised €1,505.0 million under new Senior Credit Facilities by issuance of Senior Debt, €100.0 million by issuance of Senior Subordinated Notes, €299.4 million by issuance of Shareholders’ loans and €0.6 million by issuance of ordinary shares.

The following unaudited pro forma summary presents the consolidated results of operations of the Group as if the acquisition had occurred on January 1, 2001 of the respective year and includes the consequences of financing.  This pro forma summary does not necessarily reflect the results of operations, as they would have been if the acquisition had been completed as of January 1, 2001 and is not necessarily indicative for future results.

(€ in millions)
December 31, 2001

Sales	2,994.8
Net income before extraordinary items	28.4
Net income	15.4

4.                                      Other receivables

	(€ in millions)
	December 31, 2002	December 31, 2001

Prepayments and accrued income	19.2	18.0
Corporate income tax	3.9	5.2
Other taxation and social security	17.9	13.3
Other	14.5	35.9
	55.5	72.4

5.                                      Inventories

	(€ in millions)
	December 31, 2002	December 31, 2001

Raw materials	105.8	98.9
Work in progress	18.1	19.8
Finished goods	144.0	132.3
Prepayments on inventories	4.3	2.4
	272.2	253.4

See Note 30 for the related inventory obsolescence reserve.

6.                                      Tangible fixed assets

	(€ in millions)
	Land	Buildings	Plant, equipment and other	Total

At December 31, 2000:
Cost	97.8	247.6	793.4	1,138.8
Accumulated depreciation	—	(37.0)	(226.8)	(263.8)

Net book value	97.8	210.6	566.6	875.0

Changes in net book value:
Acquisitions	56.8	209.6	524.7	791.1
Net investment	—	19.8	134.8	154.6
Translation	—	4.6	(1.6)	3.0
Depreciation	—	(24.2)	(128.2)	(152.4)

Net changes	56.8	209.8	529.7	796.3

At December 31, 2001:
Cost	154.6	475.1	1,408.4	2,038.1
Accumulated depreciation	—	(54.7)	(312.1)	(366.8)

Net book value at December 31, 2001	154.6	420.4	1,096.3	1,671.3

Changes in net book value:
Fair value adjustments	—	3.2	—	3.2
Financial leases	—	0.3	8.5	8.8
Transfers	—	18.9	(13.1)	5.8
Net investment	2.3	6.6	153.2	162.1
Translation	0.1	(5.8)	(3.0)	(8.7)
Depreciation	—	(27.6)	(140.2)	(167.8)
Impairment charges	(1.5)	(6.2)	(12.3)	(20.0)

Net changes	0.9	(10.6)	(6.9)	(16.6)

At December 31, 2002:
Cost	157.0	492.6	1,515.6	2,165.2
Accumulated depreciation	(1.5)	(82.8)	(426.2)	(510.5)
Net book value at December 31, 2002	155.5	409.8	1,089.4	1,654.7

The book value of tangible fixed assets held under finance lease amounts to €8.4 million as at December 31, 2002 (2001:  €0 million).

7.                                      Intangible fixed assets

	(€ in millions)
	Goodwill	Software develop- ment costs	Other	Total

At December 31, 1999:
Cost	727.0	—	5.4	732.4
Accumulated amortization	(29.4)	—	(0.9)	(30.3)

Net book value at December 31, 1999	697.6	—	4.5	702.1

Changes in net book value:
Additions	23.9	1.9	—	25.8
Amortization	(18.7)	—	(1.2)	(19.9)

Net changes	5.2	1.9	(1.2)	5.9

At December 31, 2000:
Cost	750.9	1.9	5.4	758.2
Accumulated amortization	(48.1)	—	(2.1)	(50.2)

Net book value at December 31, 2000	702.8	1.9	3.3	708.0

Changes in net book value:
Additions	232.3	5.7	2.2	240.2
Amortization	(22.1)	—	(1.5)	(23.6)
Translation differences	0.2	—	—	0.2

Net changes	210.4	5.7	0.7	216.8

At December 31, 2001:
Cost	983.4	7.6	7.6	998.6
Accumulated amortization	(70.2)	—	(3.6)	(73.8)

Net book value at December 31, 2001	913.2	7.6	4.0	924.8

Changes in net book value:
Additions	—	2.1	0.2	2.3
Fair value adjustments	(13.5)	—	—	(13.5)
Amortization	(24.7)	(3.3)	(2.7)	(30.7)
Translation differences	(0.8)	—	—	(0.8)

Net changes	(39.0)	(1.2)	(2.5)	(42.7)

At December 31, 2002:
Cost	969.1	9.7	2.4	981.2
Accumulated amortization	(94.9)	(3.3)	(0.9)	(99.1)
Net book value at December 31, 2002	874.2	6.4	1.5	882.1

The goodwill movements per reportable segment during 2002 can be specified as follows:

	(€ in millions)
	Total	Paper & Board	Packaging

Balance at January 1, 2002	913.2	772.4	140.8

Fair value adjustments acquisitions	(13.5)	(3.2)	(10.3)
Amortization	(24.7)	(21.1)	(3.6)
Translation	(0.8)	(0.8)	—
Balance at December 31, 2002	874.2	747.3	126.9

Goodwill is amortized on a straight-line basis over the estimated useful life of 40 years. Goodwill amortization charges on an annual basis will be approximately €25.0 million for the coming five years.

8.                                      Other non-current assets

	(€ in millions)
	Finance Charges	Partici- pations	Receivables from partici- pations	Deferred tax assets	Other receivables	Total

At December 31, 2000:
Cost	42.4	3.5	0.3	—	2.4	48.6
Accumulated amortization	(8.5)	—	—	—	—	(8.5)

Net book value at December 31, 2000	33.9	3.5	0.3	—	2.4	40.1

Changes in net book value:
Acquisitions	—	3.1	—	—	6.8	9.9
Additions	76.5	0.1	0.3	5.7	1.8	84.4
Disposals	(22.0)	—	—	—	—	(22.0)
Redemptions	—	—	(0.2)	—	(0.6)	(0.8)
Share of results	—	(1.9)	—	—	—	(1.9)
Dividend received	—	(0.3)	—	—	—	(0.3)
Amortization	(7.4)	—	—	—	—	(7.4)
Transfers	0.2	—	—	—	(0.2)	—
Translation differences	—	(0.1)	—	—	(0.3)	(0.4)

Net changes	47.3	0.9	0.1	5.7	7.5	61.5

At December 31, 2001:
Cost	97.2	4.4	0.4	5.7	9.9	117.6
Accumulated amortization	(16.0)	—	—	—	—	(16.0)

Net book value at December 31, 2001	81.2	4.4	0.4	5.7	9.9	101.6

Changes in net book value:
Additions	0.6	—	—	—	0.8	1.4
Redemptions	—	—	—	—	(3.1)	(3.1)
Share of results	—	0.3	—	—	—	0.3
Dividend received	—	(0.5)	—	—	—	(0.5)
Amortization	(11.3)	—	—	—	—	(11.3)
Transfers	—	(0.9)	(0.3)	6.3		5.1
Translation differences	—	—	—	—	0.1	0.1

Net changes	(10.7)	(1.1)	(0.3)	6.3	(2.2)	(8.0)

At December 31, 2002:
Cost	98.1	3.3	0.1	12.0	7.7	121.2
Accumulated amortization	(27.6)	—	—	—	—	(27.6)
Net book value at December 31, 2002	70.5	3.3	0.1	12.0	7.7	93.6

The finance charges relate to the deferred debt issuance costs of the Senior Subordinated Notes and senior credit facilities.  During 2001, €76.5 million of financing costs related to the issuance of new Senior Debt (€1,505.0 million) and Senior Subordinated Notes (€100.0) were capitalized.  The remaining book value as at May 17, 2001 of the capitalized financing costs related to the refinanced Senior Debt issued in 1998 of €22.0 million was written off against extraordinary items.

Participations and receivables from participations represent investments in and loans to affiliated companies of which the Group owns a 20% - 50% interest and are accounted for under the equity method.

Deferred tax assets are further detailed in Note 11.

9.                                      Other current liabilities

	(€ in millions)
	December 31, 2002	December 31, 2001

Accounts payable	291.3	239.5
Social charges and taxes payable	38.0	42.6
Other liabilities	9.5	18.1
Accrued labor costs	61.4	46.9
Accrued interest expenses	28.8	29.4
Accrued external services	26.5	19.1
Other accrued expenses	51.6	86.4
	507.1	482.0

The amount of income tax included in social charges and taxes payable is €4.6 million as at December 31, 2002

(2001:  €12.7million).

10.                               Provisions

	(€ in millions)
	December 31, 2002	December 31, 2001

Accrued pensions	113.0	112.5
Deferred tax liabilities	107.3	118.3
Restructuring and other provisions	52.0	88.1
	272.3	318.9

Deferred taxes are detailed in Note 11 hereafter.

Details of the restructuring and other provisions are set out below:

	(€ in millions)
	December 31, 2002	December 31, 2001

Restructuring provisions	32.7	59.7
Other provisions:
- Environmental	6.3	10.5
- Insurance	5.0	10.2
- Other	8.0	7.7
	52.0	88.1

The movements in the restructuring and other provisions are as follows:

	(€ in millions)
	Total	Restructuring provisions	Other provisions

Balance at January 1, 2002	88.1	59.7	28.4

Fair value adjustments acquisitions	(2.2)	0.4	(2.6)
Withdrawals	(39.5)	(38.7)	(0.8)
Additions charged to operating result	6.4	11.3	(4.9)
Transfer to other current liabilities	(0.8)	—	(0.8)
Balance at December 31, 2002	52.0	32.7	19.3

Restructuring and other provisions were reduced by €2.2 million, following fair value adjustments made relating to the acquisition of Alpha in 2001.

Payments from restructuring and other provisions for the year ended December 31, 2002 were €39.5 million (2001:  €42.6 million). Payments in 2002 mainly related to the close down of two corrugated production plants in Germany in 2001 (Kappa Wellpappe Hilden and Kappa Isar Wellpappe) and the restructuring of Kappa Empee (Eindhoven, The Netherlands).

In 2002, €11.3 million was added to the restructuring provisions against operating result mainly as a result of the decision to reduce the total number of employees during 2003 by approximately 400 for which a provision was made of €12.0 million. From other provisions, €4.9 million was released against operating result in 2002 mainly as a result of the release of €5.0 million from the insurance provision against insurance costs (see below).

Included in the restructuring and other provisions is €34.8 million and €39.0 million, which represents the current portion at December 31, 2002 and 2001, respectively.

Restructuring

The restructuring provisions mainly relate to provisions for plant restructurings following the acquisition and subsequent integration of Alpha. The plant restructuring includes reductions in the number of staff and plant closures.

Environmental

The Group experienced certain environmental costs, which will remediate pursuant to constructive obligations.

Insurance

In 1999, three of the Group’s operating plants experienced fire damage. As a result of the damage, a provision was set up in 1999 of €18.6 million against insurance proceeds received for expected increased insurance costs for future years related to these damages. The remaining balance as at December 31, 2002 of €5.0 million (2001:  €10.2 million) will be released in 2003.

Other

Other provisions mainly relate to legal matters (2002:  €5.2 million and 2001:  €3.4 million) and maintenance costs of gas turbines, which will be incurred about once every three years (2002:  €2.6 million and 2001:  €2.5 million).

11.                               Deferred taxes

Significant components of the Group’s deferred tax assets and liabilities are as follows:

	(€ in millions)
	December 31, 2002	December 31, 2001
Deferred tax assets
Financial fixed assets	12.8	9.7
Provisions	4.3	14.9
Other	17.9	20.4

Operating losses carried forward	119.7	85.4
Less: valuation allowances	(47.8)	(54.4)

Net operating losses carried forward	71.9	30.9

	106.9	76.0
Deferred tax liabilities
Tangible fixed assets	(149.7)	(134.9)
Goodwill	(28.0)	(25.9)
Other	(24.5)	(27.9)

Net deferred tax liabilities	(95.3)	(112.7)

Net deferred tax liabilities are presented as follows:

	(€ in millions)
	December 31, 2002	December 31, 2001

Financial fixed assets	12.0	5.7
Provisions	(107.3)	(118.4)
Net deferred tax liabilities	(95.3)	(112.7)

Valuation allowances have been recognized against the net operating losses carried forward, after offset of timing differences, mainly for a German subsidiary (Holfelder) and the German and UK Holding companies, since it is uncertain that these net operating losses carried forward will be fully utilized.

The Group has operating loss carry forwards as at December 31, 2002 of €402 million. Expiration is approximately as follows:

(€ in millions)
Limited:
- 2003	3
- 2004 2008	54
- Beyond 2008	11
Unlimited:	334
Total	402

12.                               Borrowings and Debt

	(€ in millions)
	December 31, 2002	December 31, 2001

Short-term:
Bank overdraft under revolving credit facility	1.4	19.8

Long-term:
Term loan facilities:
Tranche A	653.1	728.6
Tranche B	375.0	375.0
Tranche C	375.0	375.0
Senior subordinated notes	685.5	671.7
Other	5.3	8.9

Total long-term loans	2,093.9	2,159.2
Other long-term liabilities	15.3	2.8

Total long-term liabilities	2,109.2	2,162.0
Current portion of long-term liabilities	(107.4)	(78.9)
Total long-term liabilities (excluding current portion)	2,001.8	2,083.1

Senior Credit Facilities

On May 17, 2001, the Kappa Packaging Group entered into senior credit facilities of €1,755.0 million (now €1,653.1 million after amortization payments), to finance the acquisition of Alpha and to refinance the previous senior credit facility.  These facilities include €1,505.0 million of term loan facilities, as well as a revolving credit facility, which provides up to an aggregate of €250.0 million.

All material fixed assets, accounts receivable, inventories and cash and cash equivalents of the Group are pledged as security on the senior credit facilities.  Assets acquired in the future may be required to be included as additional security on the facilities.  The senior credit facility agreement imposes limitations on some financing and investing activities of the Group and requires adherence to the following financial covenants:  interest cover ratios of earnings before interest, income tax, depreciation and amortization (“EBITDA”) to senior debt net interest and total net cash interest; total fixed charge ratios of cash flow to senior debt service and total debt service; leverage ratio of net borrowings to EBITDA and annual capital expenditures.  At December 31, 2002 the Company was in compliance with all debt covenants.

Term loan facilities (‘Senior Debt’)

The Group is required to repay the remaining debt as at December 31, 2002 of €1,403.1 million under the term loan facilities based on the specific repayment terms for each Tranche. Tranche A of originally €755.0 million is repayable in escalating semi-annual installments from the years 2001 to 2007; the outstanding balance as at December 31, 2002 amounts to €653.1 million. Tranche B of €375.0 million is repayable in full in 2008. Tranche C of €375.0 million is repayable in full in the year 2009. Prepayments of the facilities are possible, and in certain cases prepayments of the loans will be required.

The applicable interest rates are LIBOR plus a maximum interest rate spread of 225 basis points on Tranche A, 275 basis points on Tranche B and 350 basis points on Tranche C. Based on the interest cover ratio, the spread on Tranche A may be adjusted downwards. The weighted average interest rate for the term loan facilities was 6.6% at December 31, 2002 (2001:  6.0%; 2000:  6.9%). The interest charge for the year ended December 31, 2002 was €104.1 million (2001:  €87.6 million; 2000:  €42.3 million).

Revolving credit facility and bank overdrafts

This credit facility is available for general corporate purposes such as letters of credit, short-term cash advances and ancillary facilities. The letter of credit fee assessed on issued letters of credit under the revolving credit facility is 2.125% as at December 31, 2002, the interest rate on the short term cash advances is LIBOR plus 2.125% and in general no fees are payable on the ancillary facilities.

The total amount of bank overdraft facilities guaranteed under the revolving credit facility amounts to €26.9 million at December 31, 2002 (2001:  €81.0 million), including:  short term borrowings under various bank overdraft facilities of €1.4 million (2001:  €19.8 million), bank guarantees issued to third parties of €8.1 million (2001:  €10.4 million) and unallocated available credit facilities of €17.4 million (2001:  €50.8 million).

The interest charge on short-term borrowings under bank overdraft facilities for the year ended December 31, 2002 was €1.4 million (2001:  €4.3 million; 2000:  €6.4 million).

Senior Subordinated Notes

Senior Subordinated Notes (1999)

The Group issued Senior Subordinated Notes on July 23, 1999 in three tranches, all maturing on July 15, 2009.  The interest rates are 10 5/8% for the euro (€370.0 million) and US dollar-denominated Senior Subordinated Notes (€95.1 million) and 12½% for the euro-denominated senior subordinated discount notes (€106.6 million).  These Senior Subordinated Notes were issued at €544.4 million and for the accumulated period ended December 31, 2002 a principal of €41.1 million was accredited on the discount notes.

The interest on the notes is payable semi-annually on January 15 and July 15.  On the senior subordinated discount notes, non cash interest shall accrue until July 15, 2004.  After this date, interest is payable semi-annually.

The interest charge on the Senior Subordinated Notes for the year ended December 31, 2002 was €62.8 million (2001:  €61.2 million; 2000:  €59.8 million).

Subject to certain restrictions, the Group can redeem the notes in whole or in part prior to the date of maturity.  If an event of default occurs, the holders of the notes can require the Group to redeem the notes.

The notes are senior subordinated unsecured indebtedness.  The notes rank effectively subordinated to the Group’s senior and other indebtedness and rank senior to the Company’s Shareholders’ loans.

Senior Subordinated Notes (2001)

The euro-denominated Senior Subordinated Notes, issued in 2001 in the amount of €100.0 million, mature on July 15, 2009.  The interest rate is 12 ½% per year, payable semi-annually.  The interest charge on the Senior Subordinated Notes for the year ended December 31, 2002 was €12.5 million (2001:  €7.7 million).

Redemption can take place for all or part of the notes at any time.  If the Group sells certain assets or is the subject of specific kinds of changes of control, the Company must, unless certain conditions are met, offer to redeem the notes.

Together with these notes, warrants have been issued which entitle holders to purchase 17,600 ordinary shares C (nominal value €0.45) of the Company.  See Note 15 Shareholders’ Equity.

The notes are senior subordinated unsecured indebtedness.  The notes rank effectively subordinated to the Group’s senior and other indebtedness and rank senior to the Company’s Shareholders’ loans.

Scheduled Maturities

Scheduled maturities of long-term liabilities for the next five years are as follows:

(€ in millions)
2003	107.4
2004	133.1
2005	158.0
2006	174.1
2007	100.5
2008 and thereafter	1,436.1
Total	2,109.2

13.                               Shareholders’ loans

In 1998, the Company entered into loans in the amount of €199.7 million due to the CVC entities and Cinven entities. Non-cash interest at a rate of 9% is and will be accrued on the loan amount until maturity of the loan on December 31, 2010.

During 2001, new loans were entered into in the amount of €299.4 million with CVC, Cinven and Stichting Senior Management Kappa with an interest rate of 7.0%. Non-cash interest is and will be accrued on the loan amount until maturity of the loan on May 17, 2012, unless agreed upon otherwise.

Interest expense for the year ended December 31, 2002, 2001 and 2000 was €46.2 million, €34.9 and €20.7 million respectively.

The Shareholders’ loans and interest accrued thereon are subordinated to the Senior Debt and Senior Subordinated Notes (reference is made to Note 12).

	(€ in millions)
	Total book value	Accrued interest	Contract value

7% Shareholders’ loans	334.9	35.5	299.4
9% Shareholders’ loans	293.1	93.4	199.7
	628.0	128.9	499.1

14.                               Minority interests

Minority interests relate to the shares not owned by Kappa Packaging in Kappa Štúrovo a.s., Slovakia (1.5%).

15.                               Shareholders’ equity

The authorized capital is €1.5 million divided into:

Number of shares	Shares	Nominal value each
1,500,000	Class A ordinary shares	€0.45
100,000	Class B ordinary shares	€0.11
660,000	Class C ordinary shares	€0.45
40,000	Class D ordinary shares	€0.11
100,000	Class E ordinary shares	€0.45
875,000	Class A cumulative preference shares	€0.45
100,000	Class B cumulative preference shares	€0.45

During 2002, no shares were issued. As at December 31, 2002, the total number of shares issued and paid-in is 1,907,659, which can be specified as follows:

Number of Ordinary Shares	Total	Ordinary A	Ordinary B	Ordinary C	Ordinary D

As at December 31, 2002	1,580,159	910,600	89,400	565,346	14,813
At a nominal value each of €		0.45	0.11	0.45	0.11
Total nominal value (in €)	675,639	409,770	9,834	254,406	1,629

Number of Preference Shares	Total	Preference A	Preference B

As at December 31, 2002	327,500	321,250	6,250
At a nominal value each of €		0.45	0.45
Total nominal value (in €)	147,375	144,562	2,813

The ordinary and preference shares of the Company are beneficially owned by funds advised or managed by Cinven and CVC and the foundation Stichting Senior Management Kappa.

The Supervisory Board and the Management Board hold interest in a total of 33,467 Ordinary Shares A, 1,803 Preference Shares B and 17,320 Ordinary Shares C of the Company. These shares are held through Stichting Senior Management Kappa or through funds managed by Cinven or CVC.

Ordinary shares

The nominal value of the ordinary shares A is €0.45 per share and the nominal value of the ordinary shares B is €0.11 per share.  The shares were issued based upon the cash value of the ordinary shares A of €4.54 per share and of the ordinary shares B of €4.54 per share, which resulted in additional paid-in capital of €4.1 million.  Holders of the ordinary shares are entitled to ordinary dividends declared by the Company, whereby the nominal value of each share increased with premium paid to that share is decisive.

The nominal value of the ordinary shares C is €0.45 per share and of the nominal value of ordinary shares D is €0.11 per share. The shares were issued based upon the cash value of the ordinary shares C of €1.00 per share and of the ordinary shares D of €1.00 per share, which resulted in additional paid-in capital of €0.3 million. Holders of the ordinary shares are entitled to any ordinary dividends declared by the Company, whereby the nominal value of each share increased with premium paid to that share is decisive.

Together with the Senior Subordinated Notes, warrants have been issued which entitle holders to purchase 17,600 ordinary shares C (nominal value €0.45) of the Company.  The warrants cannot be exercised before July 16, 2003 and will lapse and be no longer exercisable upon the redemption of the notes.  The total exercise price of €7,987 (NLG 1 per ordinary share C) was paid by the initial purchaser upon issue of the warrants.  If the warrants lapse unexercised, the exercise price paid will not be returned to the holder of the warrants.

Cumulative preference shares

The Company issued, for an amount of €453.78 per share, cumulative preference shares A and B of €0.45 par value, which resulted in additional paid-in capital of €148.5 million.  Such shares carry four votes per share.

Provided that the Company’s equity is larger than the amount of the paid-in and called-up share capital plus the reserves which are required to be maintained by law or the articles of association, each holder of cumulative preference shares is entitled to an annual preference dividend of 6.0 % of the sum of the nominal value of the shares held by him, the premium paid on them and a possible deficit as described below.

Insofar as the Company is not permitted to make distributions of the cumulative preference dividend referred to above, the holders of cumulative preference shares shall be paid the following:

(a)                                  insofar as an amount is available for distribution, first of all the amount will be distributed to the holders of cumulative preference shares A to which they are entitled or less in proportion to the amount available;

(b)                                 if after distribution to the holders of cumulative preference shares A of the amount to which they are entitled there is still room for further distributions, the holders of cumulative preference shares B will be paid an amount in proportion to the amount available up to the maximum of the amount to which they are entitled.

If in any year the holders of any class of cumulative preference shares are not paid the full amount to which they are entitled, the deficit will still be paid to the shareholders concerned, charged to the profit of a following year or following years, before any other distribution of profits is made to shareholders, and always in such a manner that first all holders of cumulative preference shares A and then holders of cumulative preference shares B will be paid the amount due to them.

No dividends have been issued to date, however, the dividends have accumulated according to the preference share agreements.  As at December 31, 2002, the accumulated dividend claim of the holders’ of the cumulative preference A and B shares amounts to €44.0 million (2001:  €33.1 million).

There are no conversion rights on the preference shares.

Legal reserve

On December 28, 2001, the face value of all shares was denominated from NLG to EUR value. This resulted in a decrease in the issued and paid-in share capital of €7 thousand for which a legal reserve has been made.

When positive retained earnings are realized, a legal reserve has to be set up related to capitalized development costs in the amount of €6.4 million as per the position at December 31, 2002 (2001:  €3.3 million).

16.                               Commitments and contingencies

Lease commitments

The Group leases certain plant facilities and equipment under non-cancelable financial and operating leases. Future minimum lease payments under all non-cancelable financial and operating leases at December 31, 2002 are as follows:

	(€ in millions)
	Operational lease	Financial lease
2003	17.6	1.5
2004	13.7	1.6
2005	9.2	1.7
2006	6.3	1.3
2007	4.8	—
2008 and thereafter	32.0	—
Total	83.6	6.1

Lease expenses for non-cancelable leases and other operating leases charged to the income statement during the periods ended December 31, 2002, December 31, 2001 and December 31, 2000 were €34.5 million, €32.0 million and €18.3 million respectively.

Purchase commitments

Purchase, repurchase and other commitments at December 31, 2002 are as follows:

(€ in millions)
Within 1 year	0.9
After 1 year but within 5 years	0.1
After 5 years	2.5
Total	3.5

Capital expenditure commitments

The Group has commitments to acquire plant and machinery amounting to €17.0 million at December 31, 2002 (2001:  €25.1 million).

Guarantees

Under the revolving credit facility, the Group has bank guarantees issued to third parties (rental guarantees, credit guarantees, social security taxes) for a total amount of €8.1 million at December 31, 2002 (2001:  €10.4 million).

17.                               Risks and uncertainties

The Group is exposed to commodity risk for recovered paper and wood. The Group provided some protection against any shortage of supply of recovered paper through the Group’s own collection centers, which satisfy about one third of the Group’s overall recovered paper requirements, and by increasing strategic stock levels together with increased long-term supply contracts. In respect of wood supply, the Group provided some protection against any shortage through the Group’s wood and wood chip supply contract entered into with the forestry division of AssiDomän (now owned by Sveaskog).

Management believes it has adequately provided for the collection risk on the Group’s accounts receivable by recording an allowance for doubtful accounts, which reduces such amounts to their net realizable value.

The Group is exposed to credit risk in the event of non-performance by counterparties to interest rate swap agreements and forward currency contracts. However, because the Group deals only with major commercial banks with investment grade ratings, it does not anticipate non-performance by any of these counterparties.  The Group has deposited its cash and cash equivalents with reputable financial institutions and believes the risk of loss to be remote.

The Group is exposed to market risk in the form of foreign exchange rates and interest rate risks.  The Group entered into an interest rate swap in order to limit exposure to fluctuation in interest rates.

The Group is exposed to movements in the euro currency exchange rate against mainly the US dollar, British pound sterling, Czech Koruna, Slovak Koruna, Swedish Krona, Norwegian Kroner, Danish Krone and on cash and cash equivalents, accounts receivables and accounts payables denominated in currencies other than the euro. The Group uses foreign currency forward contracts to reduce the exposure of foreign denominated sales commitments to exchange rate movements between the date of entering into the transaction and the date the transaction is settled.  The Group is also exposed to foreign currency fluctuations on its net investments in subsidiaries in non-euro countries.

18.                               Financial instruments

	(€ in millions)
	December 31, 2002			December 31, 2001
	Contract volume	Carrying value	Fair value	Contract volume	Carrying value	Fair value

Long-term debt:
Variable rate debt:
Term Loan Facilities (Tranche A, B and C)	—	1,403.1	1,403.1	—	1,478.6	1,478.6

Fixed rate debt:
Shareholders’ loans	—	628.0	780.9	—	581.8	643.0
Senior Subordinated Notes issued 1999	—	585.5	623.5	—	571.1	646.7
Senior Subordinated Notes issued 2001	—	100.0	102.5	—	100.0	100.0

Derivative contracts:
Interest derivates:
Interest Rate Swap	936.0	—	(26.1)	986.0	—	(16.9)

Currency contracts:
Receive CHF, pay €	0.3	—	—	—	—	—
Receive CZK, pay €	3.6	—	(0.1)	1.5	—	—
Receive NOK, pay €	1.7	—	—	—	—	—
Receive SEK, pay €	136.7	—	(1.1)	84.0	—	(2.2)
Receive SKK, pay €	20.4	—	0.3	13.9	—	(0.2)
Receive US$, pay €	—	—	—	7.0	—	—
Receive GBP, pay €	—	—	—	18.0	—	(0.3)
Pay CZK, receive €	5.4	—	0.1	11.0	—	0.1
Pay GBP, receive €	41.0	—	0.6	7.2	—	0.1
Pay NOK, receive €	5.1	—	—	3.2	—	—
Pay PLN, receive €	0.4	—	—	—	—	—
Pay SEK, receive €	24.4	—	—	16.2	—	0.3
Pay US$, receive €	18.1	—	0.9	31.5	—	0.2
Pay ZAR, receive €	1.2	—	(0.1)	0.3	—	—
Pay SEK, receive GBP	14.7	—	(0.2)	3.3	—	—
Receive SEK, pay DKK	2.0	—	—	—	—	—
Receive SEK, pay GBP	3.7	—	—	1.6	—	—
Receive SEK, pay NOK	0.2	—	—	—	—	—
Receive US$, pay SEK	—	—	—	0.6	—	—
Receive SEK, pay US$	0.5	—	—	0.3	—	—

Currency options:
Pay €, receive US$	95.1	1.0	8.6	95.1	1.7	17.5

Currency swaps:
Pay €, receive US$	19.5	—	1.9	29.2	—	6.6

Fair Values

Fair values of cash equivalents, short-term debt, and other short-term financial instruments approximate cost.  The fair value of fixed rate long-term debt is based on interest rates that are currently available to the Group for issues of debt with similar terms and remaining maturities.  The fair values of the Shareholders’ loans have been determined by means of the discounted cash flow method. The interest rate used is based on actual interest rates at year-end 2002 and 2001, including a risk mark-up determined at the date of issuance of the loans (167 basis points).

The carrying value of variable rate debt approximates fair value.  The estimated fair value of the Group’s interest and currency derivatives is based upon market rates at December 31, 2002 for similar financial instruments with like maturities.

Interest derivatives

The Group has entered into an interest rate swap agreement to reduce the impact of changes in interest rates on its Senior Debt.  The notional principal amount of the swap agreement is €1,004.0 million and is decreasing in line with the decreasing principal on the Senior Debt.  This agreement effectively converts the EURIBOR element of the interest on the Senior Debt from variable to a fixed rate of 4.69%.

Currency contracts

Currency instruments are used to hedge against exchange rate risks resulting from business activities and financing arrangements in foreign currencies.  No speculative positions are entered into.

Currency forward contracts with terms up to one year are entered into to fix the rate of exchange on foreign currency sales.

Currency options, which will mature on July 15, 2004, have been entered into so as to hedge the currency risk on the USD Senior Subordinated Notes principal.

Currency swaps have been entered into to hedge the future USD interest payments on the USD Senior Subordinated Notes.

19.                               Related party transactions

Stichting Senior Management Kappa

Stichting Senior Management Kappa is a foundation established to hold the Kappa Holding B.V., shares on behalf of members of senior management of the Group. Stichting Senior Management Kappa owns 8.4% of the voting rights of the Company.

Stichting Senior Management holds 100,000 Ordinary Shares A, 6,250 Preference Shares B and 46,413 Ordinary Shares C of the Company at December 31, 2002.

Stichting Senior Management Kappa provided €2.5 million financing subordinated loan to Kappa Holding B.V. at December 31, 2002. The principal amount of the loan plus interest compounded and accrued thereon is due to be repaid not before May 17, 2012, unless otherwise agreed. Interest is fixed at a rate of 7% per annum.

Kappa Packaging Nederland Holding B.V. provided in total €583,332 to Stichting Senior Management Kappa as at December 31, 2002 (2001:  €470,175), which was used to re-purchase shares from departing management, or to finance shares kept in reserve.

Cinven Limited and CVC Capital Partners

Cinven Limited and CVC Capital Partners, the equity sponsors, provided €199.7 million in loan financing effective July 23, 1998. The principal amounts of the loan plus interest compounded and accrued thereon (€293.1 million at December 31, 2002) is due to be repaid on December 31, 2010. Interest is fixed at a rate of 9% per annum.

Effective May 17, 2001, Cinven Limited and CVC Capital Partners provided an additional €297.1 million in loan financing in connection with the acquisition of Alpha. The principal amount of the loan plus interest compounded and accrued thereon (€332.4 million at December 31, 2002) is due to be repaid not before May 17, 2012, unless otherwise agreed. Interest is fixed at a rate of 7% per annum.

Cinven Limited and CVC Capital Partners receive annual management fees of €250,000 each from the Group in relation to on-going services as from May 17, 2001 onwards. The total management fee for the year 2002 amounts to €500,000 (2001:  €482,688).

20.                               Personnel data

	(€ in millions)
	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000

Labor costs
Wages and salaries	509.8	420.7	271.7
Social charges	98.6	78.3	50.2
Pension expense	22.6	12.1	4.7
Other personnel cost	66.9	50.8	32.7
	697.9	561.9	359.3

In the fourth quarter of 2002, a restructuring provision was set up in the amount of €12.0 million due to the decision to reduce the total number of employees during 2003 by approximately 400.

Number of personnel analyzed by geographical area is as follows:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000

The Netherlands	3,962	3,766	3,434
Germany	3,030	3,060	2,858
United Kingdom	1,063	801	281
Nordic & Central Europe	5,331	3,724	957
Belgium	381	392	396
Italy & Spain	1,204	733	12
France	1,467	1,022	413
Switzerland	180	126	—
Other	8	4	—
Total (average, full-time equivalents)	16,626	13,628	8,351

Number of personnel analyzed by activity:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000

Paper & Board	4,238	3,729	2,478
Packaging	12,223	9,770	5,697
Corporate	165	129	176
Total (average, full-time equivalents)	16,626	13,628	8,351

21.                               Other operating costs

	(€ in millions)
	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000

Rent and lease	34.5	32.0	21.6
General management expenses	81.5	69.9	41.6
Other operating expenses	81.8	34.0	19.8
	197.8	135.9	83.0

General management expenses include office expenses, communication costs, automation costs, travelling costs and consultancy fees.

Other operating expenses consist of amongst others, insurance fees, advertising and promotional expenses.

22.                               Depreciation, amortization and impairment charges

	(€ in millions)
	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000

Depreciation and amortization
Goodwill	24.7	22.1	18.7
Other intangible fixed assets	6.0	1.5	—
Buildings	27.6	24.2	20.4
Plant, equipment and other tangible fixed assets	140.2	128.2	90.8

	198.5	176.0	129.9
Impairment charges
Land	1.5	—	—
Buildings	6.2	—	—
Plant and equipment and other tangible fixed assets	12.3	—	—

	20.0	—	—

Total	218.5	176.0	129.9

Based on an impairment test performed during 2002, an additional depreciation charge was made against certain assets in the Packaging segment to reflect their present value.

The impairment was calculated with a discount rate of 8.4% using the discounted cashflow method for each of the four reporting units, being:  Containerboard and Solid Board within the Paper & Board segment and Corrugated Packaging and Solid Board Packaging within the Packaging segment. The impairment charge has been allocated to the tangible fixed asset categories on a pro-rata basis.

23.                               Interest expense, net and capitalized interest

	(€ in millions)
	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000

Interest income	(8.0)	(10.0)	(2.6)
Interest expense	188.7	170.4	117.3
Amortization of deferred finance charge	11.3	7.5	3.8
Interest capitalized	—	(0.1)	—
Interest expense, net	192.0	167.8	118.5

Interest is capitalized on long-term construction projects and is included in tangible fixed assets.

24.                               Income taxes

	(€ in millions)
	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000

Income before tax on:
Ordinary activities	(15.3)	43.4	1.5
Extraordinary items	—	(20.1)	(5.2)
Total income before tax	(15.3)	23.3	(3.7)

The Netherlands	(39.3)	(5.6)	8.4
Foreign	24.0	28.9	(12.1)
	(15.3)	23.3	(3.7)
Income tax expenses/(benefits) on:
Income tax from ordinary activities	(5.4)	19.1	13.8
Income tax from extraordinary items	—	(7.0)	(1.8)
Total income tax expenses	(5.4)	12.1	12.0

The Netherlands	(9.4)	(2.2)	6.4
Foreign	4.0	14.3	5.6
	(5.4)	12.1	12.0

Current	2.5	7.8	1.4
Deferred	(7.9)	4.3	10.6
	(5.4)	12.1	12.0

Taxation is calculated in accordance with the relevant tax laws and certain agreements made between the Group and the respective tax authorities.

The tax charge for the year was calculated taking into account that certain costs are not tax deductible, for instance amortization of goodwill in certain countries and other partially deductible expenses.

The allocation of taxes can be specified as follows:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000

Ordinary result before taxes	(15.7)	43.4	1.5
Tax charge	5.4	(19.1)	(13.8)
Effective tax rate	34.3%	44.2%	71.3%

Extraordinary result before taxes		(20.1)	(5.2)
Tax charge	—	7.0	1.8
Effective tax rate	—	35.0%	35.0%

The effective tax rate on result from ordinary operations was 34.3% in 2002, compared to 44.2% and 71.3% in 2001 and 2000 respectively. The weighted average statutory tax rate on a consolidated basis was approximately 31.4% for 2002, 30.9% for 2001 and 35.4% for 2000.

The difference between the effective tax rate and the weighted average statutory tax rate for the years 2002, 2001 and 2000 respectively is mainly the result of permanent differences including non-deductible goodwill and other non-tax deductible expenses. In addition, income taxes in 2002 were positively influenced by the recognition of operating losses carried forward from prior years.

In the year 2000, income taxes were negatively influenced by a prior year adjustment made on deferred tax liabilities in Germany.

25.                               Extraordinary items

	(€ in millions)
	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000

Extraordinary items before tax	—	(20.1)	(5.2)
Tax benefit/(charge)	—	7.0	1.8
	—	(13.1)	(3.4)

The extraordinary loss of €13.1 million, net of taxation, in 2001, was the result of the write off of capitalized finance charges (€14.3 million, net of taxation), related to the Senior Debt issued in 1998, which was replaced by new Senior Debt following the acquisition of Alpha and the release of restructuring and other provisions following the implementation of changes in Dutch generally accepted accounting principles as per January 1, 2001 (€1.2 million, net of taxation).

In 2000, Kappa Packaging completed the coordination of its accounting policies throughout the Group, which resulted in an extraordinary loss of €3.4 million, net of taxation.

26.                               Remuneration and loans to the Management Board and Supervisory Board

The remuneration of the members of the Management Board, including salaries, bonuses and pension charges amounted to €2,978,000 in 2002 (2001:  €2,940,000 including members who resigned during 2001).

The members of the Supervisory Board, excluding one member, do not receive any fees from the Group for serving as a member. The aggregate amount of compensation paid to all of our Supervisory Board members as a group (five persons) for the year ended December 31, 2002 was €45,378 (2001:  €39,705). There were no pension charges.

At December 31, 2002, no loans were outstanding to any member of the Management Board or the Supervisory Board from any member of the Group.

The Supervisory Board determines the remuneration of the members of the Management Board, any entitlement to a bonus and the other conditions of appointment for each member of the Management Board separately.

27.                               Segmentation

The operations of Kappa Packaging consist of two reportable segments:  the Paper and Board segment (“Paper & Board”) and the corrugated and solid board Packaging segment (“Packaging”). The Paper & Board segment uses wood and recovered paper to produce containerboard and solid board for Packaging, as well as specialty and graphic board.  The Packaging segment uses containerboard and solid board for packaging as raw material inputs for the production and sale of corrugated containers and solid board packaging. The results of each segment are reported to the Supervisory Board on a monthly basis.

Corporate items are not allocated to the segments and include costs incurred by the Corporate Head Office as well as costs and assets relating to country holding companies.

Reportable Segments

	(€ in millions)
	Paper & Board	Packaging	Total reportable segments	Eliminations	Corporate Items	Total

Year ended December 31, 2002
Sales, external	665.2	2,258.6	2,923.8	—	—	2,923.8
Sales to other reportable segments	630.0	(0.2)	629.8	(629.8)	—	—
	1,295.2	2,258.4	3,553.6	(629.8)	—	2,923.8

EBITDA (1)	280.3	188.7	469.0	—	(28.0)	441.0
Depreciation and impairment charges tangible fixed assets	(82.9)	(101.7)	(184.6)	—	(3.2)	(187.8)
Depreciation tangible fixed assets	(82.9)	(81.7)	(164.6)	—	(3.2)	(167.8)
EBITA (2)	197.4	87.0	284.4	—	(31.2)	253.2

Goodwill	747.3	126.9	874.2	—	—	874.2
Assets (3)	1,059.4	1,397.2	2,456.6	—	296.7	2,753.3

Capital expenditures	77.0	77.3	154.3	—	7.8	162.1

	(€ in millions)
	Paper & Board	Packaging	Total reportable segments	Eliminations	Corporate Items	Total

Year ended December 31, 2001
Sales, external	589.8	1,881.5	2,471.3	—	—	2,471.3
Sales to other reportable segments	496.7	—	496.7	(496.7)	—	—
	1,086.5	1,881.5	2,968.0	(496.7)	—	2,471.3

EBITDA (1)	275.6	182.2	457.8	—	(35.7)	422.1
Depreciation	(76.2)	(73.6)	(149.8)	—	(2.6)	(152.4)
EBITA (2)	199.4	108.6	308.0	—	(38.3)	269.7

Goodwill	772.4	140.8	913.2	—	—	913.2
Assets (3)	1,070.9	1,463.6	2,534.5	—	250.7	2,785.2

Capital expenditures	86.1	67.5	153.6	—	1.0	154.6

Year ended December 31, 2000
Sales, external	551.9	1,105.5	1,657.4	—	—	1,657.4
Sales to other reportable segments	308.7	—	308.7	(308.7)	—	—
	860.6	1,105.5	1,966.1	(308.7)	—	1,657.4

EBITDA (1)	192.5	96.3	288.8	—	(18.9)	269.9
Depreciation	(61.8)	(49.2)	(111.0)	—	(0.2)	(111.2)
EBITA (2)	130.7	47.1	177.8	—	(19.1)	158.7

Goodwill	—	—	—	—	702.8	702.8
Assets (3)	633.9	641.2	1,275.1	—	130.4	1,405.5

Capital expenditures	35.9	66.5	102.4	—	0.1	102.5

(1)                                  EBITDA equals earnings from operations before income taxes, net financial items, depreciation, income from participations and minority interests.  EBITDA is a widely accepted financial indicator to investors of a company’s ability to incur and service debt.  It is not, however, a measure recognized by generally accepted accounting principles in The Netherlands and the United States of America and should not be considered as a substitute for operating income, as an indicator of liquidity or as a substitute for net cash provided. This method may not be comparable to the EBITDA calculations of other entities. EBITDA for the year 2002 includes exceptional restructuring expenses of €12.0 million, incurred in the Paper & Board segment (€0.4 million) and the Packaging segment (€11.6 million). These restructuring expenses relate to a restructuring provision set up in 2002 due to management’s decision to reduce the total number of employees during 2003 by approximately 400.

(2)                                  EBITA equals earnings from operations before income taxes, net financial items, income from participations and minority interests. EBITA for the year 2002 includes exceptional restructuring expenses of €12.0 million, incurred in the Paper & Board segment (€0.4 million) and the Packaging segment (€11.6 million) (see (1)), and impairment charges of tangible fixed assets of €20.0 million, incurred in the Packaging segment.

(3)                                  Assets exclude (deferred) income taxes and goodwill, in accordance with Dutch GAAP.

	(€ in millions)
	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000

Reconciliation from operating income to income before tax and extraordinary items:
Operating income	222.5	246.1	140.0
Interest expense	(238.2)	(202.7)	(139.2)
Income from participations	0.6	0.2	0.7
Minority interests	(0.2)	(0.2)	—
Income before tax and extraordinary items	(15.3)	43.4	1.5

	(€ in millions)
	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000

Enterprise wide disclosures:
Sales by destination
The Netherlands	426.7	382.2	382.9
Rest of European Union
United Kingdom	300.7	257.7	135.8
France	296.0	262.1	194.3
Germany	611.7	554.9	545.9
Italy and Spain	361.8	284.1	43.1
Nordic and Central Europe	285.7	230.1	12.5
Belgium	168.4	120.3	94.4
Others European Union	38.8	32.9	33.9
Rest of Europe
Nordic and Central Europe	228.2	218.9	120.7
Switzerland	41.6	32.8	14.2
Others	8.3	—	—
Rest of World	155.9	95.3	79.7
Total	2,923.8	2,471.3	1,657.4

	(€ in millions)
	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000

Enterprise wide disclosures:
Sales by country of origin
The Netherlands	644.2	768.8	732.5
Rest of European Union
United Kingdom	228.8	181.7	101.0
France	249.5	213.5	135.6
Germany	586.9	576.0	515.6
Italy and Spain	326.2	191.3	13.9
Nordic and Central Europe	444.4	250.9	—
Belgium	122.8	44.1	46.2
Rest of Europe
Nordic and Central Europe	259.2	198.3	94.4
Switzerland	36.6	22.7	—
Rest of World	25.2	24.0	18.2
Total	2,923.8	2,471.3	1,657.4

Enterprise wide disclosures:
Long -lived assets*)
The Netherlands	1,247.4	1,284.4	813.1
Rest of European Union
United Kingdom	118.1	130.4	159.6
France	96.6	104.4	76.0
Germany	358.9	377.3	445.7
Italy & Spain	139.5	135.4	0.7
Nordic & Central Europe	334.2	331.8	—
Belgium	36.5	18.5	20.6
Rest of Europe
Nordic & Central Europe	185.1	193.1	67.3
Switzerland	20.4	20.8	—
Rest of World	0.1	—
Total	2,536.8	2,596.1	1,583.0

(*)                                 Long-lived assets include tangible fixed assets and intangible fixed assets.  Goodwill is allocated to the corporate companies in The Netherlands for purposes of presenting enterprise wide disclosure.

28.                               Summary of differences between Dutch generally accepted accounting principles and US generally accepted accounting principles

The Group’s financial statements have been prepared in accordance with generally accepted accounting principles in The Netherlands (Dutch GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States of America (US GAAP).  The effect of the application of US GAAP to net income and shareholders’ equity is set out in the tables below.

		(€ in millions)
		Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000

Net income/(loss) under Dutch GAAP		(9.9)	11.2	(15.7)
a)	Goodwill adjustments - amortization	24.7	1.7	1.0
b)	Fair value adjustment Alpha acquisition	2.6	—	—
c)	Impairment long-lived assets	(5.7)	—	—
d)	Restructuring costs	(10.6)	(46.7)	(19.2)
e)	Insurance loss provision	(5.2)	(4.9)	(3.5)
f)	Gain recorded on insurance proceeds	—	—	14.1
g)	Other intangible assets	0.1	(0.5)	1.2
h)	Swaption	—	(5.3)	(1.5)
i)	Financial instruments	(5.1)	(19.7)	7.7
j)	Pensions	(2.3)	(2.8)	(3.7)
k)	Acquisition Kappa SCAO	—	—	(0.7)
	Deferred taxes on US GAAP adjustments	9.1	28.0	(2.0)

Net income/(loss) under US GAAP		(2.3)	(39.0)	(22.3)

		(€ in millions)
		December 31, 2002	December 31, 2001

Shareholders’ equity under Dutch GAAP		124.0	143.7
a)	Goodwill adjustments – amortization	29.7	5.0
a)	Goodwill adjustments – Alpha acquisition	58.9	—
b)	Fair value adjustment Alpha acquisition	(82.6)	—
c)	Impairment of long-lived assets	(5.7)	—
d)	Restructuring provision	(106.3)	(95.7)
e)	Insurance loss provision	5.0	10.2
f)	Gain on insurance proceeds	—	—
g)	Other intangible assets	(1.4)	(1.5)
h)	Swaption	—	—
i)	Financial instruments	(20.1)	(15.0)
j)	Pensions	(1.8)	(12.2)
j)	Pensions – additional minimum liability	(71.7)	(8.3)
j)	Pensions – intangible asset	0.5	1.1
k)	Acquisition Kappa SCAO	(0.7)	(0.7)
	Deferred taxes on US GAAP adjustments	95.0	42.5
Shareholders’ equity under US GAAP		22.8	69.1

(a)                                 Goodwill

a.1                               Acquisitions prior to January 1, 1997

For acquisitions occurring prior to January 1, 1997, the Predecessor assigned the purchase price to the fair value of the assets acquired and liabilities assumed with the excess recorded as goodwill. There were three significant acquisitions from 1989 to 1994 that resulted in goodwill. Goodwill was written off directly to equity in accordance with enacted Dutch GAAP principles at the date of acquisition. Under US GAAP, goodwill is recorded as an asset and amortized over its estimated useful life of 40 years through December 31, 2001. Thereafter, goodwill recorded under US GAAP is not amortized but tested for impairment on an annual basis.

a.2                               Acquisition of Kappa Packaging Group on May 31, 1998

The following table shows the adjustments to goodwill arising on acquisition (May 31, 1998):

	(€ in millions)
	Pensions	Restructuring and Other Provisions	Other Intangibles	Total

1) Provisions	—	92.7	—	92.7
2) Pension liability	(6.4)	—	—	(6.4)
2) Pension – additional minimum	(3.8)	—	—	(3.8)
3) Intangible assets	2.3	—	(2.2)	0.1
Deferred tax	2.8	(32.4)	0.7	(28.9)
Reduction of goodwill, net	(5.1)	60.3	(1.5)	53.7

On purchase of the Kappa Packaging Group, the application of US GAAP to the closing balance sheet affects the determination of goodwill as of May 31, 1998 in the following ways:

1                                          Certain restructuring and environmental provisions shown above are eliminated from the US GAAP acquisition balance sheet as these provisions did not meet the guidelines of EITF 95-3, which sets out the criteria for when a restructuring provision should be recorded.  In addition, provisions were booked in the acquisition balance sheet relating to reorganization provisions that do not qualify as costs to exit an activity. All of these provisions are reversed in the US GAAP acquisition closing balance sheet.

2                                          The pension liability and additional minimum liability is higher under US GAAP and an intangible asset is recorded under US GAAP as described in (j) below.

3                                          As described in (g) intangible assets are included in the acquisition balance sheet under Dutch GAAP and are reversed under US GAAP.

a.3                               Acquisition of Alpha on May 17, 2001

The following table shows the adjustments to goodwill arising on acquisition (May 17, 2001):

	(€ in millions)
	Pensions	Restructuring and Other Provisions	Tangible fixed assets	Total

1) Restructuring and other provisions	—	38.6	—	38.6
2) Pension liability	26.8	—	—	26.8
3) Tangible fixed assets	—	—	(85.2)	(85.2)
Deferred tax	(8.0)	(13.5)	26.3	4.8
Reduction of goodwill, net	18.8	25.1	(58.9)	(15.0)

On purchase of Alpha, the application of US GAAP to the closing balance sheet affects the determination of goodwill as of May 17, 2001 in the following ways:

1                                Certain restructuring and other provisions related to the Alpha acquisition were recorded for Dutch GAAP purposes.  However, these provisions are reconciling items for US GAAP as they did not meet the recognition criteria. These provisions can be specified as follows:

(a)                                            €17.1 million of restructuring charges were excluded from the US GAAP provisions. The reconciling item is the result of the timing and communication of the restructuring plan. Dutch GAAP allows for the finalization of the documentation prior to the release of financial statements, whereas EITF 95-3 for US GAAP requires documentation as of the balance sheet date.

(b)                                           Additionally, €5.5 million of environmental provisions were established for Dutch GAAP and excluded for US GAAP.  The environmental accruals did not meet the US GAAP legal obligation criteria as of the date of acquisition and are therefore shown as a reconciling item.

(c)                                            The Company included approximately €16.0 million in the purchase price allocation for the advice on the restructuring of certain areas of manufacturing infrastructure.  This liability is recorded under Dutch GAAP as it was necessary to identify areas to be restructured to align the Alpha acquisition. However, such a liability is not acceptable under US GAAP and is excluded from the purchase price allocation. These costs will be expensed when incurred.

2                                The pension liability is lower under US GAAP as no assets are recorded under Dutch GAAP. Further reference is made to (j) below.

3                                See explanation in (b) below.

The differences in goodwill amortization between Dutch GAAP and US GAAP as a result of the above adjustments are shown in the US GAAP reconciliation.

(b)                                 Fair value adjustment Alpha acquisition

In finalizing the purchase price allocation during 2002 for US GAAP reporting purposes related to the large and complex acquisition of Alpha in 2001, it was revealed that tangible fixed assets had been overvalued by €85.2 million. This resulted in a (gross) fair value adjustment of €85.2 million and lower depreciation expenses in 2002 of €2.6 million for US GAAP purposes. Other fair value adjustments are described in (a) above.

(c)                                  Impairment of long- lived assets

Under Dutch GAAP, an impairment charge of €20.0 million was recorded during 2002 in the Packaging segment as the amount that the sum of its future discounted cash flows exceeded its carrying value.  This impairment charge under Dutch GAAP indicated that certain long-lived assets of the Packaging segment might not be recoverable under US GAAP.  SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), requires an impairment loss to be recognized only if the carrying amount of a long-lived asset group is not recoverable.  The carrying amount is not recoverable when the undiscounted cash flows expected to be generated from the use of a long-lived asset group and its eventual disposition are less than the carrying amount of the asset group. Under US GAAP, long-lived assets are grouped with other assets and liabilities at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.  As such, an impairment test was performed for US GAAP at four European plants, which resulted in an additional impairment charge in the Packaging segment under US GAAP of €5.7 million. The impairment charge was measured as the amount that the estimated discounted cash flows exceeded the carrying value of the long-lived asset group. The total impairment charge recorded under US GAAP during 2002 in the Packaging segment was €25.7 million.

(d)                                 Restructuring provisions

Plant restructuring

Until 2000, under Dutch GAAP when a decision was made to reorganize part of the Company’s business, provisions were made and allowed for redundancies as well as other closing, integration and moving costs.  Several of the Group companies undertook reorganizations during 2000, 2001and 2002.

Under US GAAP only costs that qualify as exits costs and therefore do not relate to the ongoing operations of the company may be provided for.  In addition, a number of specific criteria also must be met before these costs that do qualify as exit costs can be recognized as an expense.  Among these is the requirement that all the significant actions to be taken as part of the reorganization must be identified along with their expected completion dates and the exit program must be approved and communicated by the balance sheet date.  Costs that do not qualify as exit costs are expensed when the obligation exists to pay cash or otherwise sacrifice assets.

As from January 1, 2001, Dutch GAAP became more similar to US GAAP.  However, in 2001 restructuring provisions were recorded in the Dutch GAAP financial statements in the amount of €31.5 million as part of the purchase price allocation of the Alpha acquisition, which do not qualify for US GAAP.  See (a.1) and (a.3) above.  Of these Alpha acquisition provisions, €11.4 million was spent in 2001.

During 2001, payments were made related to provisions that were reconciling items for US GAAP. Additionally, certain previously established Dutch GAAP provisions met the requirements for recognition in accordance with US GAAP. The total balance amounted to €24.2 million.  This balance mainly includes a restructuring provision set up in respect of the closure of our corrugated production plant Kappa Isar Wellpappe (Neufahrn, Germany) effective September 21, 2001.

IT restructuring

Until 2000, purchase accounting in accordance with Dutch GAAP allowed for provisions related to IT restructuring.  These provisions covered the estimated cost associated with programs to update the management information systems for the acquired Group companies.  These programs related to the implementation of common processes in respect of Finance, Human Resource Management and Information Communication Technology, the renewal of processes and integration and harmonization of primary business processes and the building of a Pan-European structure.

Under US GAAP, these costs are a period expense. As such these provisions were reversed for US GAAP. In 2001, approximately €11.1 million of IT expenses were charged against the IT restructuring provision under Dutch GAAP.

As part of the acquisition a provision of €3.2 million was established, mainly to cover the estimated costs associated with the carve out of the acquired Alpha business from the AssiDomän computer network and the inevitable integration with the existing Kappa Packaging network, which both qualify as a restructuring provision for Dutch and US GAAP.

(e)                                  Insurance Loss Provision (included in other provisions)

In 1998 and 1999, three of the operating plants experienced fire damage.  As a consequence, the Company expected increases in insurance premiums over the next five years and recorded a provision for these costs.

Following changes in Dutch GAAP as from January 1, 2001, the remaining balance of the provision of €15.1 million as at January 1, 2001 was to be released in equal portions in 2001, 2002 and 2003.  In 2001 and 2002, €4.9 million respectively €5.2 million was released from the provision.

For US GAAP, insurance premiums are a period expense and a provision for expected costs is not allowed.  As such, this provision was reversed for US GAAP.

(f)                                    Gain recorded on Insurance Proceeds

Under Dutch GAAP for the fire damage on the operating plants, the insurance proceeds were estimated and the excess over the net book value of the assets was recorded as an extraordinary gain.

For US GAAP, gains from insurance proceeds from fire damage are not extraordinary and are only recognized when realized.  As a result, the amount of the gain that was not realized for US GAAP purposes in 1999 was reversed in 1999 under US GAAP and recognized in 2000.

(g)                                 Other Intangible Assets

Under Dutch GAAP, costs incurred in connection with business process reengineering are capitalizable if future economic benefits from these assets are expected.  Under US GAAP, the costs associated with business process reengineering, whether internal or external, must be expensed as incurred.

Under Dutch GAAP, €0.1 million respectively €1.8 million of business process reengineering costs were capitalized in 2002 respectively 2001, and €0.5 million respectively €1.3 million was amortized.

(h)                                 Swaption

Under Dutch GAAP, option premiums paid on swaptions are recorded as an asset and amortized over the life of the swap.

Under US GAAP, the premium is recorded as an asset and if the swaption does not meet the criteria to qualify as an effective hedge then the swaption is marked to market, with changes in the fair value recorded in the profit and loss statement.

In 1999, the swaption was sold.  For Dutch GAAP purposes, the gain of €7.3 million was initially deferred and being recognized on a straight-line basis over 5 years.  For US GAAP purposes, the gain was recorded in the profit and loss statement for the year ended December 31, 1999.

In 2001, for Dutch GAAP purposes, the remaining book value of the option premium paid on the swaption (€5.3 million) was written off, following the refinancing in 2001 in conjunction with the acquisition of Alpha.

(i)                                    Financial Instruments

In 1999, when the Company received the proceeds on the high yield notes due to the fact that the notes were denominated in US Dollars, a call option was purchased to hedge the US dollar-denominated principal of the debt against the euro.

Under US GAAP, the call option is market-to-market and the debt is translated at the spot rate at the date of each balance sheet.  The translation gains and losses on the option are included in statements of income.

Under Dutch GAAP, the US dollar-denominated principal of the debt is translated at the option rate and the call option premium capitalized and amortized on a straight line basis over 5 years.

All other financial instruments, e.g. interest rate swap, cross currency swap and foreign currency forward contracts, under US GAAP are capitalized as from January 1, 2001 and market-to-market at the date of the balance sheet. Value changes are recorded against the statements of income.

(j)                                    Pensions

Under US GAAP, FAS 87 requires the use of significant actuarial assumptions annually to reflect current market and economic conditions.  Additionally, only those accumulated gains or losses arising in the schemes from a difference between the actual experience of the schemes and actuarial assumptions made, falling outside ten percent of the greater of the projected benefit obligation or the market value of the assets are being amortized.

This method differs from the accounting policy applied by the Group, whereby the accrual for pension costs represents the present value, based on actuarial assumptions, of future pension contributions concerning past service cost and the costs of the unfunded pension plan of the German operations.

Pension disclosures

In general, personnel employed are entitled to pension benefits that supplement state-provided social security benefits. Pension or other retirement plans have been established in accordance with regulations and practices of the countries in which they are located. Most of the plans are administered by separate pension funds or life insurance companies.

The benefits of the plans are based primarily on years of service and average or final pay formula. In countries where contributions are made, the amount of the contribution takes account of increases in pension rights in line with the development of wages and inflation, as well as of the return achieved by the pension funds in excess of the actuarial interest rate.

The Group operates major pension plans in The Netherlands, United Kingdom, Germany and Sweden.

In The Netherlands and United Kingdom mainly defined benefit plans are administered by separate pension funds covering substantially all employees.

The retirement plans in Germany are mainly defined benefit plans and are provided for by the company (book reserves).

In Sweden, the Group operates defined benefit and defined contribution plans. Some of these plans are externally insured, others are provided for by the company (book reserves).

The provisions for pensions and similar commitments (relating primarily to non-reinsured pension entitlements, past-service premiums falling due in the future and commitments to former employees), are accrued at actuarial value.

For the provision of US GAAP information, the prospective pension obligation, i.e., the Projected Benefit Obligation (PBO), was determined in accordance with SFAS 87. Moreover, the Accumulated Benefit Obligation (ABO) was determined in accordance with SFAS 87.

In accordance with SFAS 87, the excess of plan assets over projected benefit obligation, as of January 1, 1997, the transition date, is recognized as a part of periodic pension costs on a prospective basis.  The following table presents the components of the net periodic pension costs:

	(€ in millions)
	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000

Net periodic pension cost
Service cost	(20.0)	(16.3)	(10.8)
Interest cost	(33.5)	(28.7)	(16.8)
Expected return on plan assets	37.2	31.0	18.1
Net amortization and deferral and other expenses	(7.6)	(0.9)	(3.7)
Other costs and countries	(5.3)	(2.4)	—

Net periodic pension costs under US GAAP	(29.2)	(17.3)	(13.2)
Net periodic pension costs under Dutch GAAP	(26.9)	(14.5)	(9.5)
Additional pension costs	(2.3)	(2.8)	(3.7)

	December 31, 2002	December 31, 2001

Change in projected benefit obligation
Benefit obligation at beginning of year	(578.8)	(305.7)
Acquisition of Alpha	(2.3)	(235.9)
Service cost	(20.0)	(16.3)
Interest cost	(33.5)	(28.7)
Plan participants’ contributions	(3.1)	(2.6)
Changes in plan	(2.3)	—
Actuarial gain/(loss)	(17.9)	(0.3)
Benefits paid	18.8	14.5
Curtailment gain	—	0.2
Translation adjustments	12.7	(4.0)

Projected benefit obligation at end of year	(626.4)	(578.8)

Change in plan assets
Fair value of plan assets at beginning of year	488.9	266.8
Acquisition of Alpha	2.3	229.8
Actual return on plan assets	(43.6)	(10.8)
Employer contribution	9.7	4.3
Changes in plan	—	—
Plan participants’ contributions	3.1	2.6
Benefits paid	(11.8)	(8.5)
Translation adjustments	(13.3)	4.7

Fair value of plan assets at end of year	435.3	488.9

Funded Status	(191.1)	(90.0)
Unrecognized transition cost	1.2	2.4
Unrecognized prior service cost	0.5	0.6
Unrecognized net actuarial loss/(gain)	86.9	(11.2)
Other costs and countries	(12.2)	(11.8)

Net pension liability	(114.7)	(110.0)

Additional minimum liability	(71.7)	(8.3)
Intangible asset	0.5	1.1

Reduction to equity	(71.2)	(7.2)

Weighted average assumptions
Discount rate	5.5%	5.7%
Expected return on plan assets.	6.8%	7.5%
Rate of compensation increase	3.3%	3.3%
Increase of state pension	2.2%	2.3%
Pension increases	2.2%	2.3%

(k)                                 Acquisition Kappa SCAO

Under Dutch GAAP the results of the operations of Kappa SCAO are consolidated as from the date economic ownership is applicable. Under US GAAP the results of operations are consolidated as from the closing date of the acquisition.  For Dutch GAAP reporting purposes the results of the operations of Kappa SCAO have been consolidated as from January 1, 2000, for US GAAP purposes, the results are included from the effective date of March 20, 2000.  The result of the operations of Kappa SCAO for the period January 1, 2000 until March 20, 2000 was €0.7 million.

(l)                                    Extraordinary items

The non-recurring items, which are recorded as extraordinary items under Dutch GAAP do not qualify as extraordinary items under US GAAP.

(m)                              Operating income under US GAAP presentation

The income statement presented in the US GAAP format would result in a reclassification of extraordinary items to operating income for the year 2000.  For the year 2001, the income statement presented in the US GAAP format would result in a reclassification of extraordinary items to financial expenses (€22.0 million loss before taxation) and to a separate line between operating income and extraordinary item (€1.9 million gain before taxation).

(n)                                 Balance sheet reclassifications under US GAAP presentation

The balance sheet presented in the US GAAP format would result in a reclassification of the Shareholders’ loans to liabilities from the mezzanine level as there are no equity characteristics of this debt as defined under US GAAP.

(o)                                 Cash flow

The cash flow statement has been prepared on a consistent basis and presented in accordance with Dutch GAAP and International Financial and Reporting Standards.

Recently issued accounting pronouncements

The Financial Accounting Standards Board in The United States (FASB) has issued certain Statements of Financial Accounting Standards (SFAS), each of which, when adopted, will affect our consolidated financial statements for US GAAP reporting.

In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations” (SFAS 143). SFAS 143 establishes accounting standards for the recognition and measurement of a liability for the costs of asset retirement obligations. Under SFAS 143, the costs of retiring an asset will be recorded as a liability when the retirement obligation arises, and will be amortized to expense over the estimated useful life of the asset. SFAS 143 will become effective for the Group on January 1, 2003. The adoption of SFAS 143 is expected not to have a material impact on the consolidated results of operations, financial position or cash flows.

In April 2002, the FASB issued SFAS 145 “Recission of FAS no. 4, 44, and 64, amendment of FAS 13, and technical corrections.” SFAS 145 rescinds SFAS 4 and SFAS 64, which addressed the accounting for gains and losses from extinguishments of debt, rescinds SFAS 44 which set forth industry-specific transitional guidance, amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions and makes technical corrections to certain existing pronouncements that are not substantive in nature. The adoption of SFAS 145 is not expected to have a material impact on our consolidated results of operations, financial positions or cash flows.

In June 2002, the FASB issued SFAS 146, “Accounting for costs Associated with Exit or Disposal Activities” (SFAS 146). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred. Previously a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan, however, this does not, by itself, create a present obligation to others that meets the definition of a liability. SFAS 146 will be effective for the Group for any exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 may have a material impact on our consolidated results of operations and financial position since Dutch GAAP permits the recognition of liabilities for costs associated with an exit or disposal activity at the time the exit plan is approved and communicated by management.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guaranteed of Indebtedness of Others.” FIN 45 requires that a liability recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 is not expected to have a material impact on our future consolidated results of operations, financial positions or cash flows.

In January 2003, the FASB issued FASB interpretation No. 46 (FIN “46”), “Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the entity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of FIN 46 is not expected to have a material impact on our future consolidated results of operations, financial positions or cash flows.

29.                               Supplemental Guarantor Footnote

Presented below is information for Kappa Beheer B.V., the issuer of the Group’s high yield debt securities under this registration statement, Kappa Holding B.V., Kappa Packaging B.V. and the subsidiaries of Kappa Packaging B.V. (“Kappa Packaging Subsidiaries”).

Kappa Beheer B.V., Kappa Packaging B.V. and Kappa Packaging Subsidiaries are wholly-owned subsidiaries of Kappa Holding B.V.  Pursuant to the indentures and the notes, Kappa Packaging B.V. and Kappa Holding B.V. jointly and severally, fully and unconditionally guarantee Kappa Beheer B.V.’s high yield debt securities.  Kappa Holding B.V. is the parent guarantor and Kappa Packaging B.V. is the subsidiary guarantor.

The Group has not provided reconciliations from Dutch GAAP to US GAAP for the columns relating to the guarantor entities as such reconciliations would not materially affect an investor’s understanding of the nature of the guarantee.  The majority of the reconciling items between Dutch GAAP and US GAAP relate to the operating activities of the non-guarantor subsidiaries and these amounts would only affect the guarantors’ investment in group companies and equity earnings of subsidiaries.

KAPPA PACKAGING GROUP

CONSOLIDATED STATEMENTS OF INCOME

For the year ended December 31, 2002

(€ in millions)

	Consolidated		Non-Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
	Kappa Packaging Group	Eliminations	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.

Sales	2,923.8	—	2,923.8	—	—	—
Net change in work in progress and finished goods	13.8	—	13.8	—	—	—

Net sales including net change in work in progress and finished goods	2,937.6	—	2,937.6	—	—	—
Raw material costs	(1,077.6)	—	(1,077.6)	—	—	—
External services	(523.3)	—	(523.3)	—	—	—
Labor costs	(697.9)	—	(697.9)	—	—	—
Other operating costs	(197.8)	—	(197.4)	—	—	(0.4)
Depreciation, amortization and impairment charges	(218.5)	—	(217.9)	(0.6)	—	—

Total operating costs and expenses	(2,715.1)	—	(2,714.1)	(0.6)	—	(0.4)

Operating income	222.5	—	223.5	(0.6)	—	(0.4)

Interest income/(expense), net	(192.0)	—	(220.4)	(11.8)	40.2	—
Interest income/(expense) Holding/Beheer loan	—	—	—	—	(47.4)	47.4
Interest expense Shareholders’ loans	(46.2)	—	0.1	—	—	(46.3)

Result before income taxes	(15.7)	—	3.2	(12.4)	(7.2)	0.7

Income taxes	5.4	—	0.2	1.6	4.9	(1.3)
Income from participations	0.6	—	0.6	—	—	—
Minority interests	(0.2)	—	—	(0.2)	—	—

Income/(loss) before extraordinary items	(9.9)	—	4.0	(11.0)	(2.3)	(0.6)
Extraordinary items, net of tax	—	—	—	—	—	—

Income before equity in earnings of subsidiaries	(9.9)	—	4.0	(11.0)	(2.3)	(0.6)
Equity in earnings of subsidiaries	—	12.3	—	4.0	(7.0)	(9.3)
Net income/(loss)	(9.9)	12.3	4.0	(7.0)	(9.3)	(9.9)

KAPPA PACKAGING GROUP

CONSOLIDATED BALANCE SHEET

As at December 31, 2002

(€ in millions)

	Consolidated		Non-Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
	Kappa Packaging Group	Eliminations	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.

Assets
Cash and cash equivalents	233.6	—	233.6	—	—	—
Accounts receivable	451.5	—	451.5	—	—	—
Other receivables	55.6	—	55.1	0.1	—	0.4
Inventories	272.2	—	272.2	—	—	—

Total current assets	1,012.9	—	1,012.4	0.1	—	0.4
Investments in Group companies	—	(512.3)	—	264.5	123.8	124.0
Loans to Group companies	—	(3,689.2)	—	2,350.8	1,338.4	—

Total investments and advances affiliates	—	(4,201.5)	—	2,615.3	1,462.2	124.0
Tangible fixed assets	1,654.7	—	1,654.7	—	—	—
Intangible fixed assets	882.1	—	853.2	21.2	7.7	—
Other non-current assets	93.6	—	57.8	35.8	—	—
	3,643.3	(4,201.5)	3,578.1	2,672.4	1,469.9	124.4
Liabilities
Bank overdrafts	1.4	—	1.4	—	—	—
Current portion of term loan facilities	101.8	—	—	101.8	—	—
Current portion of other long-term liabilities	5.6	—	5.6	—	—	—
Other current liabilities	507.1	—	478.4	0.6	28.1	—

Total current liabilities	615.9	—	485.4	102.4	28.1	—
Long-term debt due to Group companies	—	(3,689.2)	2,540.9	1,143.6	—	4.7
Term loan facilities	1,301.3	—	—	1,301.3	—	—
Senior subordinated notes	685.5	—	—	—	685.5	—
Other long-term debt	15.0	—	15.0	—	—	—

Total long-term liabilities	2,001.8	(3,689.2)	2,555.9	2,444.9	685.5	4.7

Provisions	272.3	—	272.3	—	—	—
Shareholders’ loans	628.0	—	—	—	—	628.0
Kappa Holding/Kappa Beheer loan	—	—	—	—	632.3	(632.3)

Minority interests	1.3	—	—	1.3	—	—

Shareholders’ equity
Share capital	0.8	—	—	—	—	0.8
Additional paid-in capital	152.9	(558.6)	256.2	151.2	151.2	152.9
Retained earnings	(5.6)	(13.2)	19.6	(3.3)	(3.1)	(5.6)
Cumulative translation adjustment	(24.1)	59.5	(11.3)	(24.1)	(24.1)	(24.1)

Total Shareholders’ equity	124.0	(512.3)	264.5	123.8	124.0	124.0
	3,643.3	(4,201.5)	3,578.1	2,672.4	1,469.9	124.4

KAPPA PACKAGING GROUP

CONSOLIDATED CASH FLOW STATEMENT

For the year ended December 31, 2002

(€ in millions)

	Consolidated		Non-Guarantor Subsidiaries	Subsidiary Guarantor	Issuer	Parent Guarantor
	Kappa Packaging Group	Eliminations	Kappa Packaging Subsidiaries	Kappa Packaging B.V.	Kappa Beheer B.V.	Kappa Holding B.V.

Cash flows from operating activities	(9.9)	12.3	4.0	(7.0)	(9.3)	(9.9)
Net income

Adjustments to reconcile net income to cash provided by operations:
Depreciation of tangible fixed assets	187.8	—	187.8	—	—	—
Amortization of intangible fixed assets	30.7	—	30.1	0.6	—	—
Amortization of finance charges	11.3	—	5.1	5.6	0.6	—
Share in result of participations	(0.6)	—	(0.6)	—	—	—
Minority interests	0.2	—	—	0.2	—	—
Non-cash interest on Shareholders’ loans	46.2	—	—	—	—	46.2
Non-cash interest on Senior Subordinated Notes	13.8	—	—	—	13.8	—
Non-cash interest on Kappa Holding/Kappa Beheer loan	—	—	—	—	47.4	(47.4)
Addition to/(release from) pension provisions	8.5	—	8.5	—	—	—
Addition to/(release from) deferred tax liabilities	(7.9)	—	(7.9)	—	—	—
Addition to/(release from restructuring and other provisions	6.5	—	6.5	—	—	—

Changes in operating assets and liabilities:
Inventories	(18.2)	—	(18.2)	—	—	—
Accounts receivable	16.6	—	16.6	—	—	—
Other receivables	15.6	—	12.4	3.6	—	(0.4)
Accounts payable	51.8	—	51.8	—	—	—
Accrued liabilities	(31.4)	—	(28.8)	(2.0)	(0.4)	(0.2)
Increase/(decrease) in intercompany receivables, net	—	—	(10.7)	67.4	(59.1)	2.4
Paid from restructuring and other provisions	(39.5)	—	(39.5)	—	—	—
Paid from pension provision	(8.0)	—	(8.0)	—	—	—
Equity in earnings of group companies	—	(12.3)	—	(4.0)	7.0	9.3

Net cash flow from operating activities	273.5	—	209.1	64.4	—	—

Cash flow from investing activities
Investments, net in tangible fixed assets	(162.1)	—	(162.1)	—	—	—
Investments, net in intangible fixed assets	(2.3)	—	(2.3)	—	—	—
Investments, net in non-current assets	2.3	—	2.3	—	—	—
Disposal of Group companies	0.3	—	0.3	—	—	—

Net cash used in investing activities	(161.8)	—	(161.8)	—	—	—

Cash flow from financing activities
Repayment of term loan facilities	(75.5)	—	—	(75.5)	—	—
Short-term borrowings banks repaid	(18.6)	—	(18.6)	—	—	—
Other long-term debt repaid	(5.6)	—	(5.6)	—	—	—

Net cash flow used in financing activities	(99.7)	—	(24.2)	(75.5)	—	—

Change in cash and equivalents	12.0	—	23.1	(11.1)	—	—

Cash and cash equivalents beginning of the period	217.6	—	206.5	11.1	—	—

Effect of exchange rate changes on cash	4.0	—	4.0	—	—	—

Cash and cash equivalents end of period	233.6	—	233.6	—	—	—

Supplemental cash flow information
Interest paid	165.9	—	(3.5)	107.8	61.6	—
Income taxes paid/(refund)	9.4	—	9.4	—	—	—

52

30.                               Valuation and Qualifying Accounts

(€ in millions)	Balance at the beginning of the year	Charges to costs and expenses	Deductions	Acquisitions	Balance at the end of the year
Year ended December 31, 2002
Allowance for doubtful accounts	27.1	6.7	(11.6)	—	22.2
Year ended December 31, 2001
Allowance for doubtful accounts	7.8	6.2	(2.5)	15.6	27.1
Year ended December 31,2000
Allowance for doubtful accounts	9.0	2.4	(3.6)	—	7.8

Year ended December 31, 2002
Inventory obsolescence reserve	9.5	2.9	—	—	12.4
Year ended December 31, 2001
Inventory obsolescence reserve	3.4	(1.4)	—	7.5	9.5
Year ended December 31,2000
Inventory obsolescence reserve	4.1	—	(0.7)	—	3.4

Comparative figures for the inventory obsolescence reserve have been adjusted as the adjustment for intercompany profit elimination on inventory was incorrectly accounted for as part of the inventory obsolescence reserve.

31.                               Subsequent Events

In March 2003, the Group agreed to acquire a small Norwegian corrugated board manufacturer Grenland Papp AS and to increase its interest in Orko Pak B.V. from 50% to 100%, a small corrugated converting plant in the North of The Netherlands.

In May 2003, the Kappa Packaging Group issued Senior Subordinated Notes of €95.0 million that resulted in net proceeds of €100.7 million. On June 23, 2003 the proceeds of this note issuance were used to redeem the euro-denominated mezzanine notes of €100.0 million issued on May 18, 2001 by Kappa Beheer B.V. The total redemption of the mezzanine notes amounted to €107.5 million including accumulated interest and an early repayment charge. The warrants issued together with the mezzanine notes were cancelled.

The interest rate on the new Senior Subordinated Notes has been set at 10 5/8% and is payable semi-annually on January 15 and July 15 of each year commencing on July 15, 2003.

In June 2003, discussions with the local works council have largely been concluded regarding the closure of Kappa Mennecy Paper (Mennecy, France). The mill will not be started-up again after the shut down in April 2003, as a result of which approximately 100 employees become redundant.

32.                               Summary of subsidiaries

All subsidiaries are 100% owned less otherwise noted.

Corporate
Kappa Beheer B.V., Eindhoven	The Netherlands
Kappa Packaging B.V., Eindhoven	The Netherlands
Kappa Packaging Nederland Holding B.V., Eindhoven	The Netherlands
Kappa Packaging Nederland B.V., Eindhoven	The Netherlands
Kappa Packaging International B.V., Eindhoven	The Netherlands
Kappa Packaging (Deutschland) GmbH, Cologne	Germany
Kappa Packaging Czech, s.r.o., Zimrovice	Czech Republic
Kappa Packaging UK Limited, Corby	United Kingdom
Kappa Packaging France SAS, Brétigny-sur-Orge	France
Kappa Packaging Sweden AB, Stockholm	Sweden
Kappa Packaging España SL, San Vincente del Raspeig (Alicante)	Spain
Kappa Packaging Denmark AS, Kolding	Denmark
Kappa Corrugated Finland Oy, Pirkkala	Finland
Kappa Packaging Development Center B.V., Hoogeveen	The Netherlands

Paper & Board
Recovered Paper
Kappa Paper Recycling B.V., ‘s-Hertogenbosch	The Netherlands
Kappa Spaarpapier N.V., Merksem Antwerpen	Belgium
Kappa Levison GmbH, Mülheim a/d Ruhr	Germany
AVR-Rietveld C.V., Capelle a/d IJssel	The Netherlands (50%)
Kappa Paper Recycling (UK), Birmingham	United Kingdom

Containerboard
Kappa Kraftliner AB, Piteå	Sweden
Kappa Roermond Papier B.V., Roermond	The Netherlands
Kappa Zülpich Papier GmbH, Zülpich	Germany
Kappa Wiesloch Papier GmbH, Wiesloch	Germany
Kappa SSK Ltd., Birmingham	United Kingdom
Kappa Packaging SpA (“Kappa Ania Paper”), Ponte all’Ania	Italy
Kappa Packaging Czech, s.r.o. (“Kappa Morava Paper”), Žimrovice	Czech Republic
Kappa Mennecy Paper S.A., Mennecy	France
Kappa Štúrovo, a.s (“ Kappa Štúrovo Paper”), Štúrovo	Slovakia (98.5%)
Kappa Containerboard B.V., Roermond	The Netherlands
Kappa Containerboard Benelux B.V., Roermond	The Netherlands
Kappa Containerboard Ibérica, S.L., Barcelona	Spain
Kappa Containerboard France SAS, Paris	France
Kappa Containerboard Italiana Srl, San Donato Milanese	Italy
Kappa Containerboard GmbH, Hamburg	Germany
Kappa Containerboard AG, Basel	Switzerland
Kappa Containerboard UK Ltd., Newmarket	United Kingdom

Solid Board
Kappa Herzberger Papierfabrik GmbH, Herzberg am Harz	Germany
Kappa BADENKARTON GmbH, Gernsbach	Germany
Kappa Triton B.V., Nieuweschans/Coevorden	The Netherlands
Kappa Štúrovo, a.s. (Kappa Štúrovo Solid Board”), Štúrovo	Slovakia (98.5%)
Kappa Attica B.V., Oude Pekela	The Netherlands
Kappa Graphic Board B.V., Sappemeer/Hoogezand	The Netherlands
Kappa Graphic Board S.A., Orly	France

Kappa Graphic Board GmbH, Essen	Germany
Kappa Graphic Board S.r.l., San Donato Milanese, Milan	Italy
Kappa Graphic Board S.A., Barcelona	Spain
Kappa Graphic Board (UK) Ltd, Northampton	United Kingdom
Kappa Graphic Board USA B.V., Chesapeake, VA	USA

Packaging
Packaging Benelux & UK
Kappa Empee Golfkarton B.V., Eindhoven	The Netherlands
Kappa Hermes N.V., Baarn	The Netherlands
Kappa Oudenbosch Golfkarton B.V., Etten-Leur/Oudenbosch	The Netherlands
Kappa TWINCORR B.V., Hoogeveen/Nieuwe Pekela	The Netherlands
Kappa De Zeeuw Golfkarton B.V., Eerbeek	The Netherlands
Carton Creations B.V., Eerbeek	The Netherlands
Kappa Vandra Golfkarton B.V., Oosterhout	The Netherlands
Kappa Van Dam Golfkarton B.V., Helmond	The Netherlands
Kappa Zedek B.V., Deventer	The Netherlands
Kappa Drogenbos N.V., Drogenbos	Belgium
Kappa Van Mierlo N.V., Turnhout	Belgium
Orko-Pak B.V., Zwolle	The Netherlands (50%)
Kappa Turnhout N.V., Turnhout	Belgium
Kappa Boxcentre Olen N.V., Olen-Geel	Belgium
Kappa Corrugated UK Limited, Northampton	United Kingdom
-Kappa Abercarn, Abercarn	United Kingdom
-Kappa Lokfast, Cumbernauld/Purfleet	United Kingdom
-Kappa Machine Systems, Yate	United Kingdom
-Kappa Northampton, Northampton	United Kingdom
-Kappa Stalybridge, Stalybridge	United Kingdom
-Kappa Yate, Yate	United Kingdom

Packaging France
Kappa Central Pac SAS, Brétigny-sur-Orge/Melun/Etampes	France
Kappa Dore Emballage SAS, La Chapelle Agnon	France
Kappa Graphila S.A.R.L., Pont Saint Martin	France
Kappa Maine Emballages SAS, La Suze sur Sarthe	France
Kappa SCAO SAS, Gétigné/Braye enVal	France
Kappa SIEMCO SAS, Carquefou	France

Packaging Germany & Switzerland
Kappa RapidCorr GmbH, Euskirchen	Germany
Kappa Paul Emil Hoesch GmbH & Co. KG, Euskirchen	Germany
Kappa Herzberger Wellpappe GmbH, Herzberg am Harz	Germany
Kappa Kawell GmbH, Osnabrück	Germany
Kappa Rheinwelle GmbH, Kreuzau	Germany
Kappa Topwell Verpackungen GmbH, Velbert	Germany
Kappa Sieger GmbH:
-Kappa Wellpappe Brühl, Brühl	Germany
-Kappa Wellpappe Feucht, Feucht	Germany
-Kappa Wellpappe Hanau, Hanau	Germany
-Kappa Wellpappe Sarstedt, Sarstedt	Germany
Kappa Wellpappe Lübeck GmbH, Lübeck	Germany
Kappa Holfelder Werke GmbH & Co. KG:	Germany
-Kappa Wellpappe Wiesloch, St Leon-Rot	Germany
-Kappa Wellpappe Zwiesel, Zwiesel	Germany
Kappa Swisswell AG, Möhlin	Switzerland

Packaging Italy & Spain
Kappa Packaging SpA:
-Kappa Packaging Lunata, Lunata	Italy
-Kappa Packaging Badia, Badia Pozzeveri	Italy
-Kappa Packaging Rovigo, Martino di Venezze	Italy
-Kappa Packaging Vignate, Vignate	Italy
Kappa Iberoamericana, S.A., San Vicente del Raspeig (Alicante)	Spain
Kappa Iberoamericana Almeria, S.A., Vicar (Almeria)	Spain
Kappa Iberoamericana Catalunya, S.A., San Vicente dels Horts (Barcelona)	Spain
Kappa Iberoamericana Huelva, S.A., La Palma del Condado (Huelva)	Spain
Kappa Iberoamericana Jerez, S.L., Jerez de la Frontera (Cadiz)	Spain
Kappa Iberoamericana, S.A. (“Kappa Iberoamericana Canarias”), Las Palmas de Gran Canaria	Spain

Packaging Nordic & Central Europe
Kappa Dansk Kraftemballage A/S, Kolding	Denmark
Kappa Borup A/S, Borup	Denmark
Kappa Corrpack A/S, Vejen	Denmark
Kappa CorrPrint A/S, Vamdrup	Denmark
Kappa Ejby A/S, Ejby	Denmark
Kappa Emballage A/S, Herfølge	Denmark
Kappa Støvring A/S, Støvring	Denmark
Kappa Varde A/S, Varde	Denmark
Kappa Dyboflex A/S, Vejle	Denmark
Kappa DieCut A/S, Kolding	Denmark
Kappa ConsumerProducts A/S, Vejen	Denmark
Kappa Nordwell GmbH, Flensburg	Germany
Kappa Packaging Baltic Ltd., Vilnius	Lithuania
Kappa Förenade Well AB, Eslöv/Torup/Gävle	Sweden
Kappa Liquid Packaging, Eslöv	Sweden
Kappa Wellpack, Eslöv	Sweden
Kappa Corrugated Equipment, Eslöv	Sweden
Kappa Mittpac AB, Bräcke	Sweden
Kappa Mälarwell AB, Enköping	Sweden
Kappa Weltillverkaren AB, Arlöv	Sweden
Kappa Pakite Oy, Espoo	Finland
Kappa Pirkan Pakkaus Oy, Pirkkala	Finland
Kappa Seinäjoki Oy, Seinäjoki	Finland
Kappa Drezdenko Sp.z o.o., Drezdenko	Poland
Kappa Konin Sp.z o.o., Warsaw	Poland
Kappa Gdansk Sp.z o.o., Pruszcz Gdanski	Poland
Kappa Warszawa Sp.z o.o., Warsaw	Poland
Kappa Empack s.r.o., Olomouc	Czech Republic
Kappa Packaging Czech, s.r.o.
-Kappa Žimrovice, Žimrovice	Czech Republic
-Kappa Brno, Brno	Czech Republic
Kappa Žebrák s.r.o., Žebrák	Czech Republic
Kappa Obaly Štúrovo a.s., Štúrovo	Slovakia (98.5%)
Kappa Dunatrade Kft, Esztergon	Hungary (98.5%)
Kappa St. Petersburg A/O, St. Petersburg	Russia

Solid Board Packaging
Kappa “GSF” B.V., Oude Pekela	The Netherlands
Kappa Trimbach B.V., Bergen op Zoom/Poeldijk	The Netherlands
Kappa Quama International B.V., Bergen op Zoom	The Netherlands
Kappa ZON Opzetcentrum B.V., Venlo	The Netherlands (80%)
Kappa Solid Board SA (Pty) Ltd., Stellenbosch	South Africa
Kappa Interbox N.V., Hoogstraten	Belgium
Kappa BADEN PACKAGING GmbH, Gernsbach	Germany
Kappa Herzberger Papierfabrik GmbH, Herzberg am Harz	Germany
Kappa Verpackungswerk Neuss GmbH, Neuss	Germany
Kappa Corby, Corby	United Kingdom
Kappa Rena AS, Rena	Norway
Kappa Carton France S.a.r.l., Paris	France
Solid Board Packaging Limited, Migdal Haemek	Israel (50%)
Kappa Agripack SARL, Verquières	France

Signatures

This registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KAPPA HOLDING B.V.

	By:	/s/ G.P.F. Beurskens
	Name:	G.P.F. Beurskens
	Title:	President/Managing Director

	By:	/s/ H. Wagter
	Name:	H. Wagter
	Title:	Chief Financial Officer/Managing Director

Dated July 8, 2003

I, G.P.F. Beurskens, certify that:

1.                                 I have reviewed this annual report on Form 20-F of Kappa Holding B.V.;

2.                                 Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.                                 Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.                                 The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)                 designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)                evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)                 presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                                 The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)                 all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)                any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.                                 The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 8, 2003

	By:	/s/ G.P.F. Beurskens
	Name:	G.P.F. Beurskens
	Title:	President/Managing Director

I, H. Wagter, certify that:

1.                                 I have reviewed this annual report on Form 20-F of Kappa Holding B.V.;

2.                                 Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.                                 Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.                                 The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)                 designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)                evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)                 presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                                 The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)                 all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)                any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.                                 The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 8, 2003
	By:	/s/ H. Wagter
	Name:	H. Wagter
	Title:	Chief Financial Officer/Managing Director

Item 19.  Exhibits

Exhibit No.	Description of Exhibit
1.1	Deed of Incorporation and Articles of Association of Kappa Holding B.V. (including English translation).*

2.1

Indenture dated July 23, 1999 (the “Euro Indenture”) between Kappa Beheer B.V., Kappa Holding B.V., Kappa Packaging B.V.  and The Bank of New York, London Branch, as trustee, with respect to €370,000,000 aggregate principal amount of 10 5/8% Senior Subordinated Notes due 2009 (the “Euro Notes”) (incorporated by reference to Exhibit 4.1 of Form F-4 (Registration No.333-11044) of Kappa Beheer B.V.).

2.2	Supplemental Indenture dated May 17, 2001 to the Euro Indenture between Kappa Beheer B.V., Kappa Holding B.V., Kappa Packaging B.V. and The Bank of New York, London Branch, as trustee. *

2.3	Form of Euro Note (included as part of Exhibit 2.1).

2.4	Form of Guarantee of Euro Note (included as part of Exhibit 2.1).

2.5

Indenture dated July 23, 1999 (the “Dollar Indenture”) between Kappa Beheer B.V., Kappa Holding B.V., Kappa Packaging B.V. and The Bank of New York, London Branch, as trustee, with respect to $100,000,000 aggregate principal amount of 10 5/8% Senior Subordinated Notes due 2009 (the “Dollar Notes”) (incorporated by reference to Exhibit 4.4 of Form F-4 (Registration No. 333-11044) of Kappa Beheer B.V.).

2.6	Supplemental Indenture dated May 17, 2001 to the Dollar Indenture between Kappa Beheer B.V., Kappa Holding B.V., Kappa Packaging B.V. and The Bank of New York, London Branch, as trustee. *

2.7	Form of Dollar Note (included as part of Exhibit 2.5)

2.8	Form of Guarantee of Dollar Note (included as part of Exhibit 2.5)

2.9

Amendment and Restatement Agreement dated May 17, 2001 relating to a Facility Agreement (Senior Credit Agreement) dated July 23, 1998, between Kappa Packaging B.V.  and certain companies within the Kappa Group, Barclays Capital and Deutsche Bank AG London, as Senior Joint Mandated Lead Arrangers, and Barclays Bank Plc as Senior Facility Agent and Security Agent. *

2.10

Investors Loan Agreement dated July 23, 1998 between Kappa Holding B.V.  as borrower and the CVC Investors and the Cinven Investors (both as defined therein) as lenders (incorporated by reference to Exhibit 10.4 of Form F-4 (Registration No.333-11044) of Kappa Beheer B.V.).

2.11	Amendment Agreement dated July 23, 1999 to the Investors Loan Agreement dated July 23, 1998 (incorporated by reference to Exhibit 10.5 of Form F-4 (Registration No.333-11044) of Kappa Beheer B.V.).

2.12

Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of The Bank of New York, as trustee (incorporated by reference to Exhibit 25.1 of Form F-4 (Registration No.333-11-44) of Kappa Beheer B.V.).

2.13	Indenture dated May 18, 2001 between Kappa Beheer B.V., Kappa Packaging.

B.V. and The Bank of New York, London Branch, as trustee, with respect to €100,000.00 aggregate principal amount of 12½% Senior Subordinated Notes due 2009 (the “12½% Notes”).*

2.14	Form of 12½% Note (included as part of Exhibit 2.17).

2.15	Form of Guarantee of 12½ % Note (included as part of Exhibit 2.17).

2.16

2001 Shareholder Loan Agreement dated May 17, 2001, between Kappa Holding B.V. as borrower and the CVC Investors and the Cinven Investors (both as defined lenders under the Senior Credit Agreement, and the other party listed therein.**

2.17

Supplemental Indenture dated May 22, 2003 between Kappa Beheer B.V. and Kappa Packaging B.V. and The Bank of New York, London Branch, as trustee, with respect to €95,000,000 aggregate principal amount of 10 5/8% Notes due 2009.

4.1	Sale and Purchase Agreement dated March 11, 2001 between AssiDomän AB (Publ), as seller, and Startskottet 20896 AB under change of name to Kappa Alpha Holdings AB, as buyer. *

4.2	Notice of Assignment dated May 17, 2001 by Kappa Sweden AB (formerly Startskottet 21006 AB) to AssiDomän AB (Publ) regarding the assignment of the right to acquire certain AssiDomän shares. *

4.3

Paying, Registrar and Transfer Agency Agreement dated May 18, 2001 between Kappa Beheer B.V., Kappa Packaging B.V., The Bank of New York, London Branch, as trustee, The Bank of New York, London Branch, as registrar, The Bank of New York, London Branch, as transfer agent and The Bank of New York, London Branch as principal paying agent, with respect to the 12½% Notes.*

4.4	Kappa Holding Warrant Agreement dated May 18, 2001 between Kappa Holding B.V., Packaging Investments Limited, as warrant holder, and The Bank of New York, New York Branch, as warrant agent. *

4.5

Amendment and Restatement Agreement dated May 17, 2001 relating to a Supplemental Amended and Restated Intercreditor Agreement dated July 23, 1998 between Kappa Packaging B.V., as borrower and obligor’s agent, the Senior Finance Parties and Senior Hedge Counterparties, Barclays Bank PLC, as senior facility agent and security agent and Cinven Limited and CVC Capital Partners B.V., as investor’s agents.  *

4.6

Amendment and Restatement Deed dated July 23, 1999 relating to an Intercreditor Agreement dated July 23, 1998, as amended on September 3, 1998, between Kappa Holding B.V., Kappa Beheer B.V., Kappa Packaging B.V.  and Barclays Bank PLC as senior agent, mezzanine agent and security agent for the lenders under the Senior Credit Agreement, and the other parties listed therein (incorporated by reference to Exhibit 4.11 of Form F-4 (Registration No.333-11044) of Kappa Beheer B.V.).

4.7	Wood Supply Agreement - Fiber Raw Material, dated May 16, 2001 between Assi Domän Packaging AB, as Purchaser, and Assi Domän Wood Supply AB, as Seller.**

8.1	Subsidiaries of Kappa Holding B.V., Kappa Beheer B.V. and Kappa Packaging B.V. (included as Note 28 to “Item 18. Financial Statement”).**

99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002.

* Incorporated by reference to the Issuer’s previously filed Annual Report on Form 20-F dated June 29, 2001.

** Incorporated by reference to the Issuer’s previously filed Annual Report on Form 20-F dated June 28, 2002.