Form 20-F
period 2003-12-31
KAPPA HOLDING BV
filed 2004-08-19
CIK 1097569

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2003
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
€145,000,000 12 1/2% Senior Subordinated Discount Notes due 2009

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Not Applicable

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒    NO ☐

        Indicate by check mark which financial statement item the registrant has elected to follow. ITEM 17 ☒    ITEM 18 ☐

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

        References in this annual report to the "Company" are to Kappa Holding B.V. ("Kappa Holding") and references to "the Group", "the Kappa Packaging Group", "Kappa Packaging", "we", "our", "ours" and "us" are to the Company and its consolidated subsidiaries. Where such business and operations at any time prior to May 31, 1998 are being described, these expressions shall mean the paper and board production and converting businesses conducted by N.V. Koninklijke KNP BT ("KNP BT"), the previous owner of our operating subsidiaries, and its subsidiaries at that time. References to "Benelux" are to the region comprised of Belgium, the Netherlands and Luxembourg. References to "Senior Subordinated Notes" are to the notes issued by Kappa Beheer B.V. ("Kappa Beheer") (which, depending on the class of the note, are guaranteed either by the Company and Kappa Beheer's subsidiary, Kappa Packaging B.V. ("Kappa Packaging") or solely by Kappa Packaging). References to "Alpha" are to the containerboard and corrugated packaging businesses of AssiDomän AB that we acquired in May 2001. References to "Cinven" are to Cinven Limited and to investment funds managed or advised by Cinven Limited and references to "CVC" are to CVC Capital Partners Limited and to investment funds managed or advised by CVC Capital Partners Limited.

        Market data used in this annual report were obtained from our internal surveys and industry surveys and publications. Industry surveys and publications generally state that the information contained in them has been obtained from sources believed to be reliable. Neither Kappa Packaging nor the managers have independently verified such market data. We take responsibility for compiling and extracting market data obtained from industry surveys and publications, but we cannot assure you of the accuracy and completeness of such information and take no further responsibility for such data. Similarly, internal surveys have not been verified by any independent sources and we cannot assure you as to their accuracy.

        In this report, unless otherwise indicated, all references to:

        "British pounds" or "GBP" are to the lawful currency of the United Kingdom;

        "Czech koruna" or "CZK" are to the lawful currency of the Czech Republic;

        "Danish krone" or "DKK" are to the lawful currency of Denmark;

        "EU" are to the European Union;

        "euro" or "€" are to the lawful currency of certain countries belonging to the European Union, including the Netherlands;

        "Norwegian kroner" or "NOK" are to the lawful currency of Norway;

        "Polish zlotys" or "PLN" are to the lawful currency of Poland;

        "Slovak koruna" or "SKK" are to the lawful currency of Slovak Republic;

        "South African rand" or "ZAR" are to the lawful currency of South Africa;

        "Swedish kronor" or "SEK" are to the lawful currency of the Kingdom of Sweden;

        "United Kingdom" or the "UK" are to the United Kingdom of Great Britain and Northern Ireland;

        "United States" or the "US" are to the United States of America; and

        "US dollars", "US$" and "$" are to the lawful currency of the United States.

        Except as otherwise stated in this annual report, we have translated Dutch guilder amounts into euros at a fixed rate of €1.00 = NLG 2.20371 and rounded to two decimal places.

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

        The euro was introduced on January 1, 1999 at a fixed rate of €1.00 = NLG 2.20371. As of August 16, 2004, the noon buying rate in the City of New York as announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rates") for cable transfers in euro was approximately €1 = $1.2333.

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

Year	Average
Year ended December 31, 2000	1.0861
Year ended December 31, 2001	1.1225
Year ended December 31, 2002	0.9454
Year ended December 31, 2003	1.1411
Month	High	Low
December 2003	1.2653	1.1936
January 2004	1.2900	1.2333
February 2004	1.2929	1.2372
March 2004	1.2542	1.2048
April 2004	1.2391	1.1761
May 2004	1.2298	1.1774
June 2004	1.2353	1.1954
July 2004	1.2463	1.1992
August 2004 (through August 16, 2004)	1.2384	1.1970

        We make no representation that the amounts referred to above could have been or could be converted into the foregoing currencies at any particular rate or at all.

Glossary of Certain Industry Terms and Unit Conversions

"Alpha"	term used to indicate the acquired containerboard and corrugated packaging businesses from AssiDomän
"containerboard"	the general term for linerboard and fluting (which are the paper and board materials used in the production of corrugated board); synonymous with corrugated case material (or CCM)
"corrugated board"	board manufactured by gluing together a corrugated layer of fluting between two flat linerboards (or multiple layers thereof)
"fresh fiber"	fiber derived directly from wood pulp
"fluting"	paper used for the middle layer of corrugated board
"graphic board"	solid board produced for applications with high graphic specifications such as book covers, binders and board games
"kraftliner"	linerboard which is manufactured mainly from fresh fiber-based pulp
"linerboard"	fiber-based material used for the outer layers of corrugated board which falls into two categories: kraftliner and testliner
"mixed waste paper"	waste paper from households containing various grades
"OCC"	Old Corrugated Containers
"recovered paper"	the industry terminology for used paper items which are collected for recycling
"recycled fiber"	fiber derived from recovered paper
"semi-chemical fluting"	fluting manufactured mainly from fresh fiber-based pulp
"sheet-feeder"	specialized production unit, equipped with corrugating machines only, that produces corrugated sheets. These sheets are made according to thickness and format specifications, are supplied on short notice to sheet plants that convert them into packaging products
"sheet plant"	a small, highly flexible, market orientated unit that procures sheets of corrugated board and converts these into packaging products. Sheet plants are less dependant on large production runs
"solid board"	board manufactured primarily from recycled fiber and used for a range of packaging and specialty board and graphic board applications
"specialty board"	solid board produced for applications such as luxury gift boxes, game boxes and special stationery
"testliner"	linerboard which is manufactured from recycled fiber
"wellenstoff"	recycled fiber-based fluting
"white surfaced"	white-top, white mottled, and fully bleached liner
"white-top kraftliner"	linerboard with surface layer of bleached sulphate (kraft) pulp which improves printability
"white mottled kraftliner"	kraftliner with unbleached softwood kraft pulp in top layer

Unit Conversions

1 Tonne (metric)	=	2,204.6224 Pounds	1 Kilometer	=	0.6214 Miles
1 Tonne (metric)	=	1.1023 Tons (short)	1 Kilotonne	=	1,000 Tonnes
1 Meter	=	3.2808 Feet	M2	=	square meter

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

        These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "may", "will", "should", "expect", "intend", "estimate", "anticipate", "project", "believe", "plan", "seek" and "continue" or other variations or comparable terminology or, in each case, their negative. Forward-looking statements may be found throughout this annual report and, in particular, in the sections entitled "Item 3.D. Risk Factors", "Item 4.B. Business Overview" and "Item 5. Operating and Financial Review and Prospects".

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

PART I.

Item 1. Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2. Offer Statistics and Expected Timetable

        Not applicable.

Item 3. Key Information

A.    Selected Financial Data

        The following tables present summary historical consolidated financial data of Kappa Holding and its subsidiaries (the "Kappa Packaging Group") for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, which have been derived from the Consolidated Financial Statements included in this document in "Item 17. Financial Statements" and our previous Annual Reports on Form 20-F as restated.

        We have prepared our financial information in accordance with Dutch GAAP, which differs in certain significant respects from US GAAP as described in Note 28 to the Consolidated Financial Statements, included in this document in "Item 17. Financial Statements".

        You should read these tables in conjunction with "Item 5. Operating and Financial Review and Prospects" and the Consolidated Financial Statements contained in "Item 17. Financial Statements" and the related notes of the Kappa Packaging Group.

	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003
	(€ in millions)
Income Statement Data
Amounts in accordance with Dutch GAAP
Net sales(1)	1,314.9	1,672.4	2,472.3	2,937.6	2,831.7
Operating income(2)(7)	130.6	140.0	246.1	222.5	207.0
Net income/(loss)	5.2	(15.7)	11.2	(9.9)	(24.0)
Amounts in accordance with US GAAP	(restated (8))	(restated (8))	(restated (8))	(restated (8))
Operating income(2)(3)	120.9	122.5	189.7	222.0	210.5
Net income/(loss)	(5.6)	(18.3)	(38.3)	(17.4)	(27.7)
Balance Sheet Data (at end of period)
Amounts in accordance with Dutch GAAP
Cash and cash equivalents	112.1	76.7	217.6	233.6	240.7
Net working capital(4)	84.3	105.5	311.9	272.2	216.7
Tangible fixed assets	826.9	875.0	1,671.3	1,654.7	1,604.5
Total assets	2,031.9	2,114.3	3,709.2	3,643.3	3,525.7
Total long-term liabilities	1,112.3	1,153.6	2,083.1	2,001.8	1,868.5
Shareholders' loans(5)	226.7	247.4	581.8	628.0	678.3
Shareholders' equity	158.1	141.3	143.7	124.0	79.1
Amounts in accordance with US GAAP	(restated (8))	(restated (8))	(restated (8))	(restated (8))
Total assets	1,980.0	2,066.1	3,635.6	3,579.3	3,451.7
Shareholders' equity:
—Permanent shareholders' deficit	(25.6)	(54.7)	(111.7)	(191.5)	(250.5)
—Temporary shareholders' equity (preference shares)	161.6	171.3	181.6	192.5	204.0

	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003
	(€ in millions)
Other Financial Data
Amounts in accordance with Dutch GAAP
Cash flow from operations	165.8	127.7	235.9	273.5	279.5
Cash flow from financing	(50.2)	21.0	1,218.4	(99.7)	(122.7)
Cash flow from investing	(80.5)	(189.9)	(1,361.9)	(161.8)	(146.0)
EBITDA(6)(7)	249.0	269.9	422.1	441.0	417.3
Depreciation	100.1	111.2	152.4	167.8	181.1
Depreciation and impairment charges	100.1	111.2	152.4	187.8	181.1
Amortization of intangible fixed assets	18.3	18.7	23.6	30.7	29.2
Capital expenditures	80.5	102.5	154.6	162.1	141.4
Amounts in accordance with US GAAP	(restated (8))	(restated (8))	(restated (8))
Amortization of goodwill	17.1	18.0	20.6	—	—

(1)
Net of change in work in progress and finished goods.

(2)
Operating income excludes extraordinary items but includes amortization in accordance with Dutch GAAP.

(3)
In order to comply with US GAAP, certain adjustments have been made as described in Note 28 to the Consolidated Financial Statements as included in this document in "Item 17. Financial Statements", which can be specified as follows:

	Year ended December 31, 2001 (restated (8))	Year ended December 31, 2002 (restated (8))	Year ended December 31, 2003
	(€ in millions)
Operating income in accordance with Dutch GAAP	246.1	222.5	207.0
US GAAP adjustments:
Impairment long-lived assets	—	(5.7)	0.9
Restructuring and other provisions	(51.6)	(15.8)	(20.8)
Amortization of goodwill	1.5	24.7	24.7
Other intangible assets	(0.5)	0.1	2.6
Financial instruments	(2.0)	2.3	0.2
Pension costs	(3.8)	(6.1)	(4.1)

Operating income in accordance with US GAAP	189.7	222.0	210.5

(4)
Net working capital equals non-cash current assets, net of non-debt related current liabilities (excluding short-term debt, bank overdrafts, and current portion of long-term debt).

(5)
The Shareholders' loans are junior subordinated loans from CVC, Cinven and Stichting Senior Management Kappa. See "Item 7. Major Shareholders and Related Party Transactions—Related party transactions".

(6)
EBITDA represents earnings from operations before income taxes, net interest expense, depreciation, amortization, income from participations and minority interests. EBITDA is a widely accepted financial indicator to investors of a company's financial operating performance and the company's ability to incur and service debt. It is not, however, a measure recognized by generally accepted accounting principles in the Netherlands and the United States of America and should not be considered as a substitute for operating income, as an indicator of liquidity or as a substitute for net cash provided by operating activities. This method may not be comparable to the EBITDA calculations of other entities.

  EBITDA is one of the key financial measures used by the Company for evaluating operating performance and the company's ability to incur and service debt. In addition, we believe that this measure is also used by the readers of this annual report on Form 20-F to assess our performance against other companies.

        The following table gives a reconciliation of net income to EBITDA:

	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003
	(€ in millions)
Net income	5.2	(15.7)	11.2	(9.9)	(24.0)
Extraordinary items, net of taxation	(9.7)	3.4	13.1	—	—
Income from participations and minority interests	(0.6)	(0.7)	—	(0.4)	(0.3)
Income taxes	8.8	13.8	19.1	(5.4)	(6.5)
Interest expense	126.9	139.2	202.7	238.2	237.8

Operating income	130.6	140.0	246.1	222.5	207.0
Depreciation, amortization and impairment charges	118.4	129.9	176.0	218.5	210.3

EBITDA	249.0	269.9	442.1	441.0	417.3

(7)
Operating income and EBITDA for the year 2003 includes exceptional restructuring expenses of €24.0 million in relation to management's decision to reduce the total number of employees by approximately 600 and to close down Kappa Mennecy Paper (France), Kappa Štúrovo Solid Board (the Slovak Republic) and Kappa Moscow (Russia).

  Operating income and EBITDA for the year 2002 includes exceptional restructuring expenses of €12.0 million in relation to management's decision to reduce the total number of employees during 2003 by approximately 400.

(8)
The Company's US GAAP financial information presented has been restated to reflect corrections in previously reported amounts related to accounting for pensions (as from 1998), preference shares (as from 1998), deferred taxes (2002 only) and the acquisition of Alpha (2002 only). The effect of the corrections on the Company's previously reported US GAAP net income (loss) for the years ended December 31, 2001 and 2002 respectively and shareholders' equity as at December 31, 2002 is specified in Note 28(a) to the accompanying consolidated financial statements.

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

        Although our primary competition in containerboard production and packaging operations comes from other large integrated pan-European businesses like ourselves, we also compete with many smaller, local producers. The highly competitive nature of our industry, combined with the factors discussed above under "Changes in supply and demand within our industry could adversely impact our financial results" means that these smaller, privately held competitors may not react to market conditions in the same way as larger companies, thereby having a potentially greater impact on the market than is reflective of their size. In addition, competitors can add new capacity across all of our business segments by either constructing new machines, converting existing machines or operating additional production shifts.

        A trend towards consolidation in the markets in which we operate has led to the creation of larger companies. Some of these large competitors may be less leveraged, have greater financial and other resources and may benefit from greater economies of scale than us, allowing them to withstand better the adverse nature of the business cycle and to take better advantage of industry developments.

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

        Currently, our containerboard production is approximately 62% recycled fiber-based and approximately 38% fresh fiber-based and our solid board production fully recycled fiber-based. Historically, the prices of recovered paper and wood have fluctuated significantly, particularly that of recovered paper. While in the past we have generally been able to pass along increased recovered paper costs in our containerboard and solid board and packaging prices, there are periodic margin and cash flow implications due to delays or difficulties in our ability to raise prices to perfectly match increased recovered paper prices. Any future increase in the cost of recovered paper or wood could have a material adverse effect on our financial position and results of operations.

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

        Please see the section "Item 5. Operating and Financial Review and Prospects—Environmental Regulation".

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

        We incurred significant indebtedness in connection with the investors and management buy-out in 1998 and with the acquisition of Alpha in 2001. Our substantial indebtedness could have important consequences for our security holders.

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

  •
  sell certain assets or merge with or into other companies; and

  •
  engage in certain transactions with affiliates.

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

        At December 31, 2003, the combined total indebtedness of Kappa Beheer B.V. was €2,686.2 million. As of December 31, 2003, the combined total indebtedness, excluding €683.6 million of the loans made to Kappa Beheer B.V. by Kappa Holding B.V., would have been €2,002.6 million.

        At December 31, 2003, the aggregate of all our senior indebtedness and all senior indebtedness of our subsidiaries was €1,311.5 million. We must pay this indebtedness before making any payments of principal on the Senior Subordinated Notes. We may enter into certain currency hedging transactions with respect to the Senior Subordinated Notes denominated in US dollars. Any net exposures under such hedging transactions will constitute senior indebtedness of Kappa Beheer B.V.

Despite our current levels of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further intensify the risks described above.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our outstanding Senior Subordinated Notes do not fully prohibit us or our subsidiaries from doing so. As at March 31, 2004, the senior credit agreement permitted additional borrowings of up to €220 million. If new debt is added to our and our subsidiaries' current debt levels through our senior credit agreement or through other borrowings, the related risks that we now face as described above could intensify.

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

        Our success is largely dependent on the skills, experience, business contacts and efforts of our senior management, particularly our President, Frits Beurskens and our key senior management: Han Wagter, Torbjörn Pettersson and Berry Wiersum. The loss of services of one or more of these members of our senior management team could have a material adverse effect on our ability to operate our business and implement our strategies effectively. We have employment contracts with the officers named above which are for an indefinite period of time, except for Mr. Pettersson, who is on a contract that expires March 1, 2006. Please see "Item 6. Directors, Senior Management and Employees".

        All contracts are subject to our ability to terminate the contract with six months' notice and the officer's ability to terminate the contract with three months' notice, except for Mr. Pettersson, which contract is subject to our ability to terminate the contract with twelve months' notice and the officer's ability to terminate the contract with six months' notice. Please see "Item 6. Directors, Senior Management and Employees".

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

        We cannot assure, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or at all or that future borrowings will be available to us under the senior credit agreement in amounts sufficient to enable us to repay our indebtedness, including the Senior Subordinated Notes, or to fund our other liquidity needs.

A conflict may arise between the interests of holders of our outstanding debt securities and those of Cinven and CVC.

        Cinven and CVC ultimately control the voting stock of all the companies that together conduct our business. Together, they have the power to elect a majority of the Supervisory Board of Kappa Holding and, among other things, to change our and our subsidiaries' management, to approve any changes to our and our subsidiaries' constitutional documents and to approve any mergers. As a result, Cinven's and CVC's actions can affect our legal and capital structure and our day-to-day operations. We cannot assure you that Cinven's or CVC's interests will be aligned with those of the holders of our outstanding debt securities. Please see "Item 7. Major Shareholders and Related Party Transactions".

The right of holders of our outstanding Senior Subordinated Notes to receive cash payments on the notes and the note guarantees is effectively junior to all other indebtedness of the Kappa Packaging Group other than certain limited indebtedness of Kappa Beheer and the guarantors.

        The issuer and guarantors of our outstanding Senior Subordinated Notes are mainly holding companies and conduct all operations through subsidiaries and joint ventures. Consequently, these companies hold no significant assets other than their investments in and advances to their subsidiaries and affiliated joint ventures. These companies depend upon the receipt of sufficient funds from their subsidiaries and affiliated joint ventures to meet their obligations. We cannot assure you that these funds will always be available. Generally, claims of creditors of a subsidiary company will have priority in a distribution on winding up of the company over the claims of the creditors of its parent company. Accordingly, upon any distribution to any of our subsidiaries' creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to them or their property, their creditors will be entitled to be paid in full before any payment may be made to holders of the notes or under the note guarantees. In addition, Kappa Holding has filed a declaration under Article 2:403 of the Dutch Civil Code in respect of all of its wholly owned Dutch subsidiaries. The effect of this declaration is that Kappa Holding will be jointly and severally liable for any liabilities arising from legal acts ("rechtshandelingen") of these subsidiaries.

        Kappa Beheer's outstanding Senior Subordinated Notes are, therefore, effectively subordinated to all existing and future claims of creditors of any subsidiaries, including creditors under the senior credit agreement and trade creditors. As of December 31, 2003, excluding the Senior Subordinated Notes issued in 1999 and 2003 (€691.1 million), excluding provisions (€259.1 million), our subsidiaries had approximately €523.3 million of liabilities in addition to their obligations under the senior credit agreement.

        Upon any distribution to creditors of the issuer or the guarantors of the Senior Subordinated Notes in a bankruptcy, liquidation or reorganization or similar proceeding relating to such companies or their property, the holders of all their senior indebtedness will be entitled to be paid in full before any payment may be made to holders of the Senior Subordinated Notes or under the note guarantees. This is because the Senior Subordinated Notes and the note guarantees are subordinated in right of payment to the prior payment of all present and future amounts due from such companies, except amounts due under any present or future indebtedness that expressly provides that it ranks equal with, or is subordinated in right of payment to, the Senior Subordinated Notes or the note guarantees. In particular, the Senior Subordinated Notes and the note guarantees will be subordinated to amounts due under and to the guarantees of all amounts due in respect of bank indebtedness and to all hedging obligations relating to such bank indebtedness, as such terms are defined in the indentures governing the Senior Subordinated Notes.

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

        The only significant assets that Kappa Beheer or the guarantors own are the shares of their respective subsidiaries. A lot of these shares have been pledged as collateral under the senior credit agreement. Therefore, if Kappa Beheer or the guarantors are unable to pay the principal or interest on the notes, the ability of the holders of the Senior Subordinated Notes to proceed against those shares to satisfy obligations owed to them would be subject to the prior satisfaction in full of all amounts due under the senior credit agreement. If the holders of the notes take any action to proceed against those shares, the lenders under the senior credit agreement would be entitled to declare all amounts under the senior credit agreement to be immediately due and payable. In addition, as secured creditors, the lenders under the senior credit agreement would control the disposition and sale of the shares after an event of default under the senior credit agreement and would not be legally required to take into account the interests of unsecured creditors (including the holders of the Senior Subordinated Notes) with respect to any such disposition or sale. We can give no assurance that our assets, or those of the guarantors, would be sufficient to satisfy any amounts that we may owe on the notes.

The right of holders of our outstanding senior subordinated notes to receive payments on such notes could be adversely affected if any of our non-guarantor subsidiaries declares bankruptcy, liquidates or reorganizes.

        Kappa Holding and Kappa Packaging guarantee the outstanding Senior Subordinated Notes issued by Kappa Beheer. None of our other subsidiaries guarantee such notes. In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to their shareholders and thus will not be available to the issuer or the guarantors. The non-guarantor subsidiaries generated all of our consolidated net sales in the year ended December 31, 2003 and held almost all of our consolidated assets as at December 31, 2003. Please see note 29 to "Item 17 Financial Statements."

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

        Even if these events have occurred and the security agent or any receiver or equivalent person under the senior credit agreement serves notice on the trustee for the Senior Subordinated Notes that it is enforcing or taking formal steps to enforce security over the pledged shares of Kappa Packaging or any holding company parent of Kappa Packaging by selling those shares or any assets of that company, payment under the note guarantee of Kappa Packaging will not become due and holders of the Senior Subordinated Notes will not be permitted to make any demand on, or otherwise take any action against, Kappa Packaging until a separate 120-day period has elapsed from the occurrence of an event in clause 2(a) or 2(b) above but in no event shall that period exceed the 120-day standstill commencing on the payment default in clause (1) above. Kappa Beheer's €683.6 million borrowings (as at December 31, 2003) from its shareholders have terms similar to the rights under the senior credit agreement described above.

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

  •
  prove a claim in any distribution of Kappa Packaging's assets during the standstill period;

  •
  make claims against Kappa Packaging if it is sold on enforcement of the share pledge; or

  •
  make claims against Kappa Holding if it is no longer a guarantor of designated senior indebtedness (as defined).

Insolvency and administrative laws could negatively affect the right our holders of our outstanding Senior Subordinated Notes to enforce such notes and the note guarantees.

        If we or one of our subsidiaries enter into insolvency or suspension of payments there is a risk that the holders of our outstanding Senior Subordinated Notes will not be able to enforce their rights under such notes and the note guarantees will not be enforced.

        The issuer and guarantors of the Senior Subordinated Notes are all companies incorporated under the laws outside the United States of America. Accordingly, insolvency proceedings with respect to such companies would be likely to proceed under, and be governed by the insolvency laws of the country concerned.

        The holders of our Senior Subordinated Notes could rank as unsecured or unpreferred creditors of the issuer and the guarantors in bankruptcy or suspension, depending on local laws, and consequently rank pari passu with all claims of other unsecured and unpreferred creditors, unless local law provides otherwise.

It may not be possible for holders of our outstanding Senior Subordinated Notes to serve process on or enforce judgment against our officers and directors.

        Both the issuer and the guarantors of our Senior Subordinated Notes are companies incorporated under laws outside the United States and substantially have all their respective assets located outside the United States. In addition, all of the members of our Supervisory Board and all of the members of our Management Board are residents of, and most of our and their assets are located in, jurisdictions outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or these persons, or to enforce against us or these persons, judgments in US courts whether or not predicated upon the civil liability provisions of US securities laws. We have been advised by our counsel in the Netherlands, Allen & Overy, that uncertainty exists as to whether a Dutch court would impose civil liability on us, our officers or members of our Management Board or our Supervisory Board in an original action based solely upon US federal securities laws brought in a court of competent jurisdiction in the Netherlands. Dutch law, furthermore, does not recognize a security holder's right to bring a derivative action on behalf of a corporation. Allen & Overy has further advised us that because there is no treaty on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Netherlands, courts in the Netherlands will not automatically enforce a judgment rendered by a US court. In order to obtain a judgment enforceable in the Netherlands, claimants must bring the claim before a court in the Netherlands of competent jurisdiction.

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

        On June 3rd, 2003, the European Council of Economics and Finance Ministers adopted a Directive on the taxation of savings income under which Member States will be required, if a number of important conditions are met and from a date not earlier than 1st January, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that, for a transitional period, Belgium, Luxembourg and Austria will instead be required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

        We will not be obliged to pay any additional amounts if a withholding is required pursuant to the directive or any law implementing the same.

Item 4. Information on the Company

A.    History and Development of the Company

        Kappa Holding B.V. was incorporated under Dutch law in The Netherlands on June 26, 1998 as a private company with limited liability (besloten vennootschap). The shares of Kappa Holding are primarily held by funds managed or advised by CVC Capital Partners and funds managed or advised by Cinven Limited. Please see "Item 7. Major Shareholders and Related Party Transactions".

        Our predecessor was formed in 1993 out of a merger between the paper and packaging divisions of Bührmann-Tetterode and KNP (Koninklijke Nederlandse Papierfabrieken). Both of these companies built their packaging activities in the 1970s as an addition to their core activities of paper sales, retail printing and coated-paper production. When these groups merged and became KNP BT in 1993, their combined paper and packaging sector companies had a significant market share in the Benelux, Germany and the United Kingdom. On May 11, 1998, with effect from May 31, 1998, we became an independent group of companies when the management of the packaging division of KNP BT purchased the packaging sector companies from KNP BT with the help of two institutional investors, Cinven and CVC. The Company and its group companies commenced trading under the name "Kappa Packaging" as from June 1, 1998.

        Since our founding in 1993, we have grown to become a leading pan-European containerboard and solid board and packaging producer as a result of our acquisitions of additional businesses in Western and Eastern Europe and organic growth. Consequently, we have expanded our annual containerboard and solid board production capacity from 1,500 kilotonnes in 1993 to 3,375 kilotonnes in 2003. In the same period, we have expanded our annual capacity of corrugated packaging from approximately 750 million m2 to 4,000 million m2.

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

        We have also successfully completed a number of acquisitions in Western Europe, beginning in 1994 with the acquisition of a corrugated packaging facility from our then joint venture with AssiDomän. In 1996, we acquired Karton Morava, a Czech producer of corrugated packaging and recycled paper. Also in 1996 in Zülpich Germany, we built a new, state of the art, recycled paper machine with a capacity of 275 kilotonnes. In 1997, we acquired Holfelder, a German manufacturer of corrugated packaging and testliner owned by Amcor. In 1997, we also acquired Van Mierlo-Proost, a Belgian producer of high quality litho-laminated containerboard and folding carton.

        In March 2000, we acquired Société Cartonneries de l'Atlantique en Ondulé (SCAO/Maine Emballages), a French corrugated packaging producer. As a result of our integration programme, SCAO's sales volumes rose by approximately 20% in its first full year under our ownership.

        In May 2001, we acquired Alpha, our largest acquisition to date. Through this acquisition, we greatly enhanced our pan-European market coverage, diversified our containerboard product offering to include fresh fiber-based products (thereby improving our level of integration) and increased our containerboard capacity by almost 90% and our corrugated packaging capacity by 120%. Subsequent to our acquisition of Alpha, we identified a number of cost saving and other initiatives, including operating efficiencies, internal sharing of best practices, capitalizing on integration and networking opportunities and volume increases leading to economies of scale, of which the majority has been achieved.

        In 2003, we acquired a small Norwegian corrugated board manufacturer "Grenland Papp AS" and increased our interest in Orko-Pak B.V., a small corrugated converting plant in the Netherlands, from 50% to 100%.

        For a description of the company's principal capital expenditures, please see "Item 5. Operating Review and Financial Prospects".

        Our registered office and principal executive office is located at:

Dr. Holtroplaan 5
5652 XR Eindhoven
The Netherlands
Telephone: +31(0) 40-214-0777

        Our registered agent in The United States is:

CT Corporation System
1633 Broadway
New York, New York 10019
Telephone: +1 (212) 894-8600

B.    Business Overview

        We are one of the largest producers by volume of containerboard, solid board, corrugated packaging and solid board packaging in Europe, with net sales of €2,831.7 million and operating income of €207.0 million in 2003. We currently operate 16 containerboard and solid board mills in Sweden, the Netherlands, Germany, the Slovak Republic, United Kingdom, Czech Republic and Italy and 100 packaging converting plants throughout Europe. We had output during 2003 amounting to 3,281 kilotonnes of containerboard and solid board, 3,704 million m2 of corrugated packaging and 403 kilotonnes of solid board packaging.

        We are the largest producer in the European containerboard and solid board market and the second largest producer in the European corrugated and solid board packaging market. Within the European containerboard market, we are the largest producer of fresh fiber-based containerboard. We also benefit from leading positions in a number of corrugated packaging markets, including number one market positions in Benelux (with a 37% market share by volume, based on our estimates), Czech Republic and Slovak Republic (combined 36%), Poland (18%) and Germany (12%), and a number two market position in Denmark (29%) and Sweden (28%). We achieved these leading positions partly through our acquisition of Alpha, the containerboard and corrugated packaging business of AssiDomän, in May 2001. At the time of acquisition, Alpha was the largest producer of fresh fiber-based containerboard in Europe.

        We operate in two business segments: (1) the paper and board business ("Paper & Board"), including our recovered paper business, and (2) the corrugated and solid board packaging business ("Packaging"). As an integrated producer, we believe that we enhance earnings stability through combining recovered paper collection, containerboard and solid board production and packaging operations.

        Our business is not materially seasonal, as far as sales and production volumes are concerned. Volumes show a regular pattern through the quarters, although sales are approximately 5% higher during the March-September period as a result of higher sales to the agriculture segment in that time period.

        Approximately 74% of our sales in 2003 were in the Netherlands, Germany, the United Kingdom, Italy, Spain, France and Belgium, with the remainder primarily in Nordic and Central Europe. Please see also Note 27 to "Item 17. Financial Statements" for segmental information by reportable segment and geography.

Operations and Products

        We operate two business segments: (1) the paper and board business ("Paper & Board"), including our recovered paper business, and (2) the corrugated and solid board packaging business ("Packaging"). Our Paper & Board segment produces various qualities of containerboard and solid board, using recycled and fresh fibers, which we sell both to our own converting plants and externally for use in the production of corrugated and solid board packaging. We also produce graphic board that is used in a variety of products, such as puzzles and hardback book covers, and specialty board that is used in consumer packaging for premium products, such as jewelry, cosmetics and wine and spirits. Our Packaging segment converts containerboard and solid board for packaging into corrugated and solid board packaging products designed to meet our customers' requirements for the protection, transportation, storage, display and marketing of their products. In addition, as part of our Paper & Board segment, we operate a recovered paper sourcing and trading business primarily to provide our recycled containerboard and solid board mills with a reliable source of raw material. In 2003, about 50% of our containerboard and solid board production was used by our Packaging segment. All intercompany sales from our Paper & Board segment to our Packaging segment are made on an arms-length basis and are eliminated for consolidated reporting purposes. In addition, the Packaging segment purchased about 45% of its containerboard and solid board from third-party sources.

        The diagram below illustrates the material flows in our business.

Recovered Paper Business
External Wood Chips
External Recovered Paper
External Recovered Paper
Containerboard Production
Kraftliner, Testliner & Fluting
Solid Board Production
Graphic & Specialty
Solid Board for Packaging
Paper & Board Segment
External Supply
External Supply
Corrugated Packaging Operations
Solid Board Packaging Operations
Packaging Segment
External Sales

Paper & Board Segment

        Our Paper & Board segment produces a range of containerboard and solid board grades from fresh and recycled fiber for a variety of customer applications. This segment encompasses two primary business areas: containerboard production, in which we are one of the three largest European producers by volume, and solid board production, in which we are the leading European producer by volume. We operate 16 containerboard and solid board mills in seven countries. Of the 16 mills in operation, eight produce linerboard and/or fluting for conversion into corrugated packaging and eight produce solid board. During 2003, we closed our Kappa Mennecy Paper containerboard mill in France and in April 2004 our Kappa Štúrovo solid board mill in the Slovak Republic, as a result of which approximately 250 employees were made redundant. The containerboard mill of Kappa Štúrovo, however, is still operating, and was not affected by the closure of the solid board mill.

        In 2003, we sold approximately 3,281 kilotonnes of containerboard and solid board products, generating total sales of €1,225.8 million, of which €624.1 million were to third parties.

  Containerboard

        We are the third largest producer of containerboard in Europe, with an overall market share of 10%, based on 2003 production, according to our estimates. We operate eight mills that produce containerboard located in Sweden, The Netherlands, Germany, The Slovak Republic, the United Kingdom, the Czech Republic and Italy. Our mills provide a complete containerboard product portfolio resulting in European market shares of 15% in kraftliner, 10% in semi-chemical fluting and 12% in testliner and recycled fluting combined, according to our estimates. In 2003, we sold approximately 2, 173 million tonnes of containerboard, generating total sales of €782.3 million, of which €340.1 million were to third parties. Reflecting the level of demand, and to support European containerboard prices, in 2003 we took approximately 1.5% downtime (of the containerboard production) and exported to Asia approximately 5% of our 2003 containerboard production.

        We sell our containerboard products to our own corrugated packaging plants and to external customers, including both small individual packaging plants and the large integrated packaging companies that are our primary competitors. In 2003, approximately 58% of our containerboard production was supplied to our own corrugated packaging plants, while the remainder was sold externally.

        We believe that we are one of the most cost-efficient containerboard producers in Europe. We have realized this position through our focus on energy efficiency, optimal recipe composition, efficient water management and waste disposal and our management expertise. All eight of our containerboard mills are ISO 9000 certified. Six of our containerboard mills are ISO 14001 certified. Details of our containerboard mills are set forth below:

Containerboard Mill, Country	Number of Machines	Range of Paper Grades	2003 Production (in kilotonnes)	Annual Capacity (in kilotonnes)
Recovered based Paper
Roermond, the Netherlands	3	L/F	467	480
Zülpich, Germany	2	L/F	419	430
Birmingham, the United Kingdom	1	L/F	180	190
Wiesloch, Germany	1	L	59	95
Zimrovice, Czech Republic	1	L/F	54	55
Ania, Italy	2	L/F	164	195
Mennecy, France	1	L/F	13	–	(1)

Sub-total	11		1,356	1,445

Fiber based Paper
Piteå, Sweden	2	L	654	700
Štúrovo, Slovak Republic	1	F	180	180	(2)

TOTAL	14		2,190	2,325

L
= Linerboard

F
= Fluting

(1)
In 2003, the decision was made to close down this mill, as a result of which approximately 100 employees became redundant.

(2)
Represents containerboard production only. This mill also produced solid board in 2003, which activities were closed down in April 2004.

        Details for our three largest mills are provided below:

  •
  Piteå is the largest kraftliner mill in Europe, with a current annual production capacity of 700 kilotonnes and a current market share of about 15%. This mill is particularly well positioned in the production of white-top kraftliner, which accounted for approximately 48% of its total output in 2003. Annual capacity of the mill has grown 17% since 1998.

  •
  Roermond is the fourth largest recycled containerboard mill in Europe, with an annual production capacity of approximately 480 kilotonnes. In 2003, this mill produced (approximately) 467 kilotonnes of containerboard on three machines.

  •
  Zülpich is one of the largest recycled containerboard mills in Europe, with an annual production capacity of approximately 430 kilotonnes. In 2003, this mill produced 419 kilotonnes of containerboard on two machines. In 1996, we built a new paper machine with a current capacity of 275 kilotonnes. Total annual capacity of the mill has grown approximately 250% since 1995.

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

        Our containerboard mills generally distribute their product throughout Europe by truck with the exception of Piteå, which is located near a deep water port, where kraftliner is shipped by boat, rail and truck. Individual mills do not own outside warehousing facilities, although we use several third-party warehouses.

  Solid Board

        We are the largest producer of solid board on the bases of recycled fibers in Europe, with a market share of over 50%, based on 2003 production, according to our estimates. We operate eight mills located in the Netherlands and Germany that produce various grades of solid board principally from recovered paper. We categorize solid board production into three products: solid board for packaging, graphic board and specialty board. We are the leading European producer of both solid board for packaging and specialty board and the leading global producer of graphic board. In 2003, we sold approximately 961 kilotonnes of solid board, generating total sales of €432.6 million, of which €267.0 million were to third parties. The 961 kilotonnes that we sold in 2003 was comprised of 588 kilotonnes (61%) of solid board for packaging, 271 kilotonnes (28%) of graphic board and 102 kilotonnes (11%) of specialty board.

        We sold approximately 68% of our solid board production for packaging, representing approximately 382 kilotonnes to our Packaging segment in 2003. We sell the remainder of our solid board for packaging to external converting plants, which are primarily smaller, independent solid board converters. We sell all of our production of graphic board and specialty board to third party customers. We sell graphic board primarily to manufacturers of hardback book covers, ring binders, jigsaw puzzles and board games in Europe, North America and Asia. We sell our specialty board primarily to European manufacturers of packaging for premium products, such as jewelry, cosmetics, wine and spirits.

        We believe that we are the most cost-efficient and innovative solid board producer in Europe. Our mills include the largest solid board production facilities in Europe. We are one of the few solid board producers in Europe with in-line laminating capabilities, which we believe reduces our production cost of laminated solid board as compared to our competitors.

        Details of our solid board mills are set forth below:

Solid Board Mill, Country	Number of Machines		Range of Paper Grades	2003 Production (in kilotonnes)	Annual Capacity (in kilotonnes)
Graphic Board, the Netherlands (two mills)	6	(1)	GB	270	300
Triton, the Netherlands (two mills)	3		SBP	227	260
Herzberger Papierfabrik, Germany	2		SBP	225	230
Attica, the Netherlands (two mills)	2		SB	101	120
Badenkarton, Germany	1		SBP	119	140
Štúrovo, Slovak Republic	2		SB	33	–	(2)

Total	16			975	1,050

GB
= Graphic Board

SBP
= Solid Board for Packaging

SB
= Specialty Board

(1)
Represents 4 solid board machines and 2 machines producing laminating paper, which is primarily consumed internally.

(2)
Represents solid board production only. In the fourth quarter of 2003, we decided to close the solid board operations and subsequently closed the solid board mill in April 2004 However, this mill also produces containerboard (2003 containerboard production of 180 kilotonnes and containerboard annual capacity of 180 kilotonnes), which activities were not affected by the closure of our solid board mill.

        Recovered paper is the principal raw material for the production of solid board. We source a portion of our recovered paper requirements for our solid board production operations through our recovered paper operations. We source the remainder of our recovered paper requirements locally for each mill, although we seek to avoid dependence on any single supplier.

        Our solid board mills generally distribute their product throughout Europe by truck. We export a significant amount of graphic board overseas, which is distributed by ship.

  Recovered Paper

        Through our five depots in the Benelux, Germany and the United Kingdom, we operate a business that sources, sorts and sells recovered paper. Furthermore, we are building a depot infrastructure in Slovakia, which should be operational in the course of 2004. We operate this business on a stand-alone basis and sell recovered paper both to our own containerboard and solid board mills on an arm's length basis and externally. In 2003, we sold 778 kilotonnes of recovered paper, generating total sales of €59.8 million, of which €16.5 million were to third parties. The total volume of our recovered paper business represented approximately 40% of our total recovered paper needs for containerboard and solid board production in 2003.

        We obtain our supply of recovered paper primarily from direct contracts with large retailers and municipalities, spot purchases in the recovered paper market and contracts with brokers and waste collection agencies. We have a 50% joint venture called "AVR Rietveld" with Afval Verwerking Rijnmond, one of the largest waste processors in the Netherlands, which we entered into to increase our supply of recovered paper from municipalities. We also own a 33% interest in EuroWaste, located in the Czech Republic, and a 14.3% interest in IL Recycling, located in Sweden. Furthermore, we are in the process of building a waste collection infrastructure in Slovakia together with third parties through newly established joint ventures which began early 2004.

Packaging Segment

        Our Packaging segment produces a range of corrugated board and solid board packaging products to meet the protection, transportation, storage, display and marketing needs of customers throughout Europe. This segment has two business areas: corrugated packaging, in which we are the third largest European producers by volume, and solid board packaging, in which we are the leading European producer by volume. We own and operate a pan-European network of 100 corrugated and solid board operating units in 17 European countries. In 2003, we sold approximately 3,704 million m2 of corrugated packaging products and 403 kilotonnes of solid board packaging, generating sales of €2,218.7 million.

  Corrugated Packaging

        We are the third largest producer of corrugated packaging in Europe, with a market share of 12%, based on 2003 production, according to our estimates. We operate 92 corrugated packaging plants in 17 countries throughout Western and Eastern Europe. As well as operating a network of plants across Europe, we benefit from strong regional positions within specific corrugated packaging markets. We believe we are the market leader in the Benelux, the Czech Republic and the Slovak Republic, Poland and Germany, and have number two market positions in Denmark and Sweden. We are also the market leader overall in Eastern Europe. In 2003, we sold approximately 3,704 million m2 of corrugated packaging products, generating total sales of €1,902.6 million.

        Our corrugated packaging plants provide packaging designed to satisfy the protection, transportation, storage, display and marketing requirements of our customers in an economic and environmentally friendly manner. We place an emphasis on producing value-added and performance-based packaging as they generate higher and more stable margins than basic packaging. Performance-based packaging optimizes the design of each corrugated package, such that it most efficiently meets the customer's strength requirements while minimizing raw material inputs. This reduces end prices for the customer and improves our margins. In addition, a growing portion of our business is related to producing higher value-added packaging solutions, such as industrial, agricultural and high quality print packaging.

        We serve a broad customer base, including food and beverage packers and manufacturers of consumer and industrial goods. Packaging for food, beverages and agricultural products accounted for approximately 50% of our total corrugated packaging sales in 2003. We believe that this helps to stabilize our production volumes since demand for food, beverages and agricultural products is generally less cyclical than for other consumer goods. Our plants serve customers ranging from local businesses to large pan-European accounts, such as Proctor & Gamble, MasterFoods, PepsiCo, Philips, Heineken and Unilever. In 2003, our top ten corrugated packaging customers accounted for approximately 9% of our total corrugated packaging sales, and no single customer accounted for more than 2% of our total corrugated packaging sales.

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

        We believe that we are one of the most innovative and flexible corrugated packaging producers in Europe. In total, our annual capacity of corrugated packaging has risen from approximately 750 million m2 in 1993 to 4,000 million m2 in 2003. This reflects the investment made by both Kappa Packaging and Alpha to build their European packaging operations both organically and through acquisitions. Of our 92 corrugated packaging plants, 71 are integrated plants, 5 are sheet feeder plants and 16 are sheet plants. Integrated plants combine the production of corrugated board sheets with their conversion into corrugated packaging. Sheet feeder and sheet plants are dedicated exclusively to corrugating and conversion activities, respectively. The production of our converting plants can be increased to meet customer demand by operating additional production shifts.

        Details of our corrugated packaging plants by region are set forth below:

Corrugated Packaging Plants	Number of Plants	2003 Production (in million m2)
Benelux	14	735
Germany and Switzerland	16	922
France	11	385
Central Europe	11	528
Nordic	24	405
United Kingdom	6	236
Spain	6	238
Italy	4	266

Total	92	3,715

        In 2003, our total corrugated packaging production used 1.5 million tonnes of recycled fiber based containerboard and 0.7 million tonnes of fresh fiber based containerboard. Our corrugated packaging operations source a portion of their raw material requirements internally and the remainder externally from a diverse supplier base.

  Solid Board Packaging

        We are the largest manufacturer of solid board packaging in Europe, with a market share of approximately 40% based on 2003 production according to our estimates. We operate eight solid board packaging plants that convert solid board into solid board packaging. In 2003, we sold 403 kilotonnes of solid board packaging products, generating total sales of €321.5 million.

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

        We believe that we are one of the most innovative, cost efficient and service-oriented solid board packaging producers in Europe.

        Details of our solid board packaging production plants by country are set forth below:

Solid Board Packaging Plants	Number of Plants	2003 Production (in kilotonnes)
Germany	3	175
Benelux	3	165
Norway	1	15
United Kingdom	1	25

Total	8	380

        Due to the superior cost position and production capabilities of our own solid board mills, we fulfil substantially all of our solid board sourcing requirements internally.

  Packaging Systems

        As part of our total solutions philosophy, we also design and manufacture packaging systems in three centers of excellence in the United Kingdom, Sweden and Germany. We serve agricultural tray erectors that are primarily owned by us, and machines for manufacturing applications that are primarily owned by third parties. We believe these systems further solidify our customer relations.

Sales and Marketing

        All our converting plants and our solid board mills are responsible for generating their own sales based on defined product/market combinations and each of the facilities has a specialized sales force, which is responsible for sales and maintaining customer relations in that specific segment. Our containerboard operations have a centralized sales organization, with sales offices in the Netherlands, Germany, France, Spain, Italy, Switzerland and the United Kingdom. In addition, we have a pan-European sales organization for our Packaging sector. In 2003, approximately 15% of our corrugated board sales were handled by the pan-European sales organization.

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

        One of the main objectives of our product development efforts is to produce corrugated and solid board packaging products that meet the performance demands of our customers while minimizing the total raw material input. In addition, we design our packaging to reduce the total cost in the supply chain for our customers from the point of customer purchase of packaging from us through to the take-up of product by our customer's end consumers. Our recent product development efforts have led to advancements in compression strength, ease of use, appearance and printability of our products. We have developed a number of innovative solutions to meet the packaging needs of our customers, such as high-speed solid board packaging systems that can be installed on-site at customer locations. We believe that our product development capabilities give us a significant competitive advantage. Other value-enhancing products we have developed in partnership with our customers include solid board packaging solutions particularly suited to the transport of fresh fish and a packaging solution that significantly extends the transit life of fresh produce by controlling the atmosphere within the container. Examples of value added corrugated packaging include sophisticated, printed, heavy duty and industrial packaging and point-of-sale displays.

Raw Materials

        The principal inputs for our paper and board products are recovered paper, wood and energy. Raw material costs and energy costs represented approximately 40.9% and 10.6%, respectively, of the total operating costs of the Paper & Board segment in 2003. For our packaging plants, the principal raw material cost is either corrugated case material or solid board. Raw material costs represented approximately 55.8% of total operating costs of the Packaging segment in 2003. Each paper and board mill and packaging plant is responsible for obtaining its own raw materials, which are sourced both from the Kappa Packaging Group and externally. Sourcing of recovered paper is co-ordinated at group-level.

Competition

        All our markets are highly competitive with many participants. Competition in our markets is based principally on quality, product performance and specifications, service and price. In particular, containerboard products are largely a commodity and subject to substantial price competition.

        The containerboard and corrugated packaging sectors are among the more fragmented sectors in the European paper industry. The top five containerboard and corrugated packaging producers in the European market have only approximately 40% and 45%, respectively, of the total market share, based on 2003 sales volume according to our estimates. Our primary competition in containerboard and corrugated packaging production comes from the other two large integrated businesses, SCA and Jefferson Smurfit Group.

        The manufacture of containerboard and solid board products is capital intensive with high barriers to entry, particularly in fresh fiber-based production. We believe that capacity in the range of 600 kilotonnes is necessary in order to cost effectively operate a new kraftliner production mill in Europe. We estimate that such a mill would require capital expenditures of at least €700 million to build and a period of two years for planning and construction. In general, new capacity can be added through conversion of other paper machines to containerboard or solid board production, although this happens infrequently.

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

Customers

        We believe that we benefit from the stability of the end use markets of our products, with the food, beverage and agricultural sectors accounting for 47% of our packaging revenues in 2003, compared to an industry average in Europe of approximately 42%. Our broad customer base, of both our Packaging and Paper & Board segment, also enables us to minimize our dependence on any one customer. Our top ten Packaging segment customers accounted for only approximately 10% of that segment's total sales in 2003, with no one customer representing more than 2%. Our top ten Paper & Board customers accounted for only about 20% of that segment's total volume in 2003, with no one customer representing more than 5%. In addition, we believe that we benefit from strong customer loyalty, which is evidenced by the fact that our current top ten customer relationships in terms of volume have spanned over ten years on average in the Packaging segment.

Intellectual Property

        We currently hold various national and European Union patents and will continue to pursue patent protection for our innovations. Kappa Packaging makes use of trademarks, including Kappa, Kappa Colours, Kappa Eskaboard and Quama and, by license from AssiDomän, the trademark Royal.

Environmental Regulation

        Our mills and plants are affected by a wide range of laws and regulations relating to environmental issues in each jurisdiction in which we are located and by EU environmental regulations. Local and national bodies in the relevant jurisdiction enforce these regulations. Such laws affect our different operations to different degrees according to the jurisdiction involved. By their nature, our containerboard and solid board production and, to a lesser extent, our recovered paper and packaging operations give rise to a number of environmental issues.

        We require each of our mills and operational plants to comply with all applicable environmental laws and regulations appropriate to the jurisdiction in which they carry out their business. We believe that our operations are substantially in compliance with all applicable environmental laws and regulations where failure to comply would materially and adversely affect our business.

        Environmental regulations in the EU Member States are standardized or in the process of being standardized by a series of stringent directives concerning the environment. In countries outside the EU (Norway, Russia and Switzerland) our operations are not subject to EU environmental laws but are subject to national environmental laws.

  Operation of Production Facilities

        Environmental legislation and regulations commonly require businesses whose operations may have an impact on the environment to obtain permits and authorizations for those operations. The manufacture of pulp and paper generally requires a permit, which stipulates, for example, production conditions, limits on air emissions and wastewater discharges, noise control and waste management requirements. Breaches of this operational permit or of other environmental laws and regulations may result in criminal sanctions, such as fines, orders to cease operations and/or requirements to clean-up pollution. Environmental permits are also subject to modification and revocation and must be periodically updated.

        The EU Directive 96/61/EC on Integrated Pollution Prevention and Control ("IPPC") will require our paper and board operations in the European Union that impact significantly on the environment to be authorized under a national regime. We will need to demonstrate to the relevant national regulator that we utilize best available techniques to minimize pollution and maximize energy efficiency. All of our existing operations in EU Member States are likely to require authorization under the IPPC by 2007, which is the European Union wide deadline. However, enabling legislation is a pre-condition to the IPPC becoming effective in each Member State, and this may occur after 2007. This directive will result in increased regulation of aspects of our production processes. In particular, in certain jurisdictions in which we operate, a baseline contamination report will need to be submitted to the relevant regulator with an application for the new permit.

  Waste Management

        All of our operations in EU Member States are subject to the Waste Framework Directive 75/442/EEC as amended by 91/156/EC and our board production operations are subject to the Hazardous Waste Directive 91/689/EC. These directives seek to impose a uniform system of waste management across the European Union. All our operations generate and hold waste prior to removal elsewhere, and the directives, where nationally implemented, require that we manage waste in a way that does not involve the use of processes likely to harm the environment or cause harm to human health. Permits are required for keeping, treating, depositing or disposing of waste, subject to certain exemptions. Failure to fulfil these requirements may lead to both criminal and civil liability, with sanctions including fines, orders to cease breaches and clean-up orders.

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

  Sustainability Requirements

        Forest and environmental protection legislation places an emphasis on sustainable commercial utilization of forests and is intended to preserve natural biodiversity. Internal procedures have been developed in order to comply with this.

  Environmental Management

        We have worked and continue to work towards compliance with international standard ISO 14001. 12 out of our 16 containerboard and solid board mills and a number of our packaging operations have implemented ISO 14001 certified environmental management systems. The aim of this standard is to reduce an organization's environmental impact and ensure continuously improved environmental performance and compliance through internal auditing, target setting and training.

C.    Organizational Structure

        The following shows our corporate structure:

        Kappa Holding B.V. holds 100% of the share capital of Kappa Beheer B.V. Kappa Beheer B.V. holds 100% of the share capital of Kappa Packaging B.V. Kappa Packaging B.V. holds shareholdings in other holding companies of the Kappa Packaging Group and indirectly in the operating companies. None of Kappa Holding B.V., Kappa Beheer B.V. or Kappa Packaging B.V. conducts directly any operational activities.

        For an overview of main subsidiaries of Kappa Holding B.V. reference is made to Note 32 to the Consolidated Financial Statements, included in this document in "Item 17. Financial Statements".

D.    Property, Plants and Equipment

        We own substantially all of our production facilities. We or one of our direct or indirect wholly owned subsidiaries own all of the mills and plants referred to in the sections above.

Item 5. Operating and Financial Review and Prospects

        The following discussion addresses the financial conditions and results of operations of the Kappa Packaging Group for the years ended December 31, 2001, 2002 and 2003. This discussion should be read in conjunction with our audited Consolidated Financial Statements, the notes thereto and the other financial information included elsewhere in this document. Our Consolidated Financial Statements are prepared in accordance with Dutch generally accepted accounting principles ("Dutch GAAP"), which differ in certain significant respects from US generally accepted accounting principles ("US GAAP"). These differences mainly relate to the treatment of goodwill, restructuring charges, acquisition adjustments, business process reengineering costs, valuation of swaptions, insurance provisions, financial instruments and pensions. For a discussion of how our application of Dutch GAAP differs from US GAAP and a reconciliation of our net income and shareholders' equity from Dutch GAAP to US GAAP, see Note 28 to our audited Consolidated Financial Statements included in "Item 17. Financial Statements". The following discussion contains forward-looking statements, which involve risks and uncertainties. In the future, our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in "Item 3.D. Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements".

Overview

        We are one of the largest producers by volume of containerboard, solid board and corrugated packaging and solid board packaging in Europe. We currently operate 16 containerboard and solid board mills in Sweden, the Netherlands, Germany, the Slovak Republic, United Kingdom, the Czech Republic, and Italy and 100 packaging converting plants throughout Western and Eastern Europe.

        We operate two business segments: Paper & Board and Packaging. Our Paper & Board segment produces various qualities of containerboard and solid board using a mix of recycled and fresh fibers, which we sell both to our own converting plants and externally for use in the production of corrugated and solid board packaging. We also produce graphic board that is used in a variety of products, such as puzzles and hardback book covers, and specialty board that is used in consumer packaging for premium products, such as jewelry, cosmetics and wine and spirits. Our Packaging segment converts containerboard and solid board for packaging into corrugated and solid board packaging products designed to meet our customers' requirements for the protection, transportation, storage, display and marketing of their products. In addition, as part of our Paper & Board segment, we operate a recovered paper sourcing and trading business primarily to provide our containerboard and solid board mills with a reliable source of raw material.

        In 2003, about 50% of our containerboard and solid board production was used by our Packaging segment. All intercompany sales from our Paper & Board segment to our Packaging segment are made on an arms-length basis and are eliminated for consolidated reporting purposes. In addition, the Packaging segment purchased about 45% of its containerboard and solid board from third-party sources.

        Containerboard prices are sensitive to imbalances in supply and demand mainly due to containerboard's commodity characteristics. As containerboard demand is derived from the relatively stable demand for corrugated packaging, prices are particularly vulnerable to arbitrary changes in industry capacity. In the past, the capital intensive and high fixed cost nature of the industry led to significant price declines during periods of reduced demand as production has tended to continue so long as prices were sufficient to meet marginal costs.

        Additionally, prices for containerboard and solid board are closely related to movements in the costs of the underlying raw materials such as recovered paper and wood. Prices for these raw materials, particularly mixed waste paper have been volatile and, as a result, it is difficult for us to forecast future price trends. For example, the market price per tonne of mixed waste paper reached a peak of €110 per tonne in May 2000, in comparison to the six-year low point of €3 per tonne in January 1997. Recovered paper prices then decreased in the period from August 2000, then subsequently increased to approximately €135 per tonne for Old Corrugated Containers (OCC) in June 2002. After that peak, prices more or less decreased to approximately €52.5 per tonne for mixed waste paper and €62.5 per tonne for OCC in June 2004. In contrast, wood prices have tended to be relatively stable.

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

        Recycled fiber, which is derived from recovered paper stock, is our most significant raw material. Recovered paper is a commodity that is traded on world markets. There is on average a six-month lag between supply increasing to match demand. In addition, Europe regularly exports recovered paper to Asia, which can further drive imbalances between supply and demand. We believe that waste paper-related legislation is gradually increasing the long-term supply of recovered paper.

        In 2003, energy costs amounted to 5.24% of our sales (2002: 4.77%). We have energy contracts of a limited duration in order to maintain the flexibility to benefit from the continuing liberalization of the European energy market.

        We tend not to have significant order backlogs at any time.

Strategic Drivers

Industry Consolidation

        The acquisition in 2001 of the containerboard and corrugated packaging businesses of AssiDomän doubled the size of the Group, both in terms of annual sales and reach. However, the corrugated packaging industry is still largely fragmented in Europe. Accordingly, we believe that there are additional opportunities for further consolidation within the industry and we expect that this trend will help to drive our growth going forward. We plan to continue our acquisition strategy by purchasing to both increase market share and to fill in geographic gaps.

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

Customers Seeking a Single-Source Supplier

        Many customers look for a logistics chain solution. Many of our larger customers require a packaging solution that has a high degree of integration in the logistic chain from manufacturing through packaging, warehousing, distribution and transport to reduce operating expenses. We believe that this increasing trend fits into the specific knowledge, which we have developed in order to successfully grow our business.

Acquisitions

        We have made selective acquisitions over the past several years that have increased our production capacity and expanded our business. We have integrated 16 businesses into Kappa since 1994, including the following principal acquisitions during the last three years:

  •
  In 2003, we acquired Grenland Papp AS, a small Norwegian corrugated board manufacturer for €1.2 million, and increased our 50% interest in Orko-Pak B.V., a small corrugated converting plant in the Netherlands, from 50% to 100% for €0.5 million.

  •
  In May 2001, we acquired Alpha, the containerboard and corrugated packaging business of AssiDomän for €1,120.9 million. The acquisition resulted in goodwill of €218.8 million.

  •
  In March 2000, we acquired the SCAO Group for €83.8 million. The acquisition resulted in goodwill of €18.6 million.

        Our acquisition of Alpha in May 2001 added four containerboard and solid board mills and 64 packaging converting plants located in four and ten countries, respectively. This acquisition increased our containerboard capacity by almost 90% and our corrugated packaging capacity by 120%. The results of Alpha are included in our Consolidated Financial Statements from May 17, 2001, the date of closing of the acquisition. As part of the integration of Alpha into our operations, we decided in the third quarter 2001 to close down two of our corrugated packaging converting plants, one in Hilden, Germany and one in Neufahrn, Germany. The closure of both plants was finalized in the fourth quarter of 2001. Sales and production of both companies were transferred to our other production facilities. As another part of our Alpha integration, we rebuilt the corrugated production plant "Kappa Empee" (Eindhoven, the Netherlands) from a fully integrated plant into a major sheetfeeder operation. We finalized this rebuilding during 2002. In 2003, we closed our containerboard production plant "Kappa Mennecy Paper" (Mennecy, France) and our small corrugated packaging production plant "Kappa Moscow" (Moscow, Russia). In April 2004, we closed our solid board operations of "Kappa Štúrovo" (Štúrovo, the Slovak Republic).

        In March 2000, we acquired Société Cartonneries de l'Atlantique en Ondulé (SCAO), a French corrugated packaging producer. The results of SCAO are included in our Consolidated Financial Statements from January 1, 2000.

Post balance sheet events

        In May 2004, our subsidiary Kappa Zülpich has been visited by the German "Bundes Kartellamt" in the framework of an investigation of the EU regarding a suspicion about possible price co-ordination of recovered paper purchases by paper and board producers. Currently, management can not assess the outcome of the investigation.

        At August 10, 2004, our corrugated packaging plant "Kappa Iberoamericana Almeria", located in the south of Spain, was destroyed by fire. The company sells and produces approximately 45 million m2 of packaging. We expect our insurance cover to be sufficient to recover the financial damage. The support of our other plants in Spain will be used to the fullest extend to maintain the business. We expect to rebuild the plant as soon as possible.

Operating Results

        The table below sets forth our operating results in millions of euro and as a percentage of our sales for the periods indicated.

	Year ended December 31,
	2001		2002		2003
	€	%	€	%	€	%
	(€ millions except percentages)
Income Statement Data
Sales	2,471.3	100.0	2,923.8	100.0	2,841.7	100.0
Net change in work in progress and finished goods	1.0	—	13.8	0.5	(10.0)	(0.4)

Net sales including net change in work in progress and finished goods	2,472.3	100.0	2,937.6	100.5	2,831.7	99.6
Operating expenses:
Raw material costs	(917.7)	(37.1)	(1,077.6)	(36.9)	(1,003.7)	(35.3)
External services(1)	(434.7)	(17.6)	(523.3)	(17.9)	(524.8)	(18.4)
Labor costs	(561.9)	(22.7)	(697.9)	(23.9)	(702.6)	(24.7)
Other operating costs	(135.9)	(5.5)	(197.8)	(6.8)	(183.3)	(6.5)
Depreciation, amortization and impairment charges	(176.0)	(7.1)	(218.5)	(7.4)	(210.3)	(7.4)

Total operating expenses	(2,226.2)	(90.0)	(2,715.1)	(92.9)	(2,624.7)	(92.3)

Operating income	246.1	10.0	222.5	7.6	207.0	7.3
Interest expense, net	(167.8)	(6.8)	(192.0)	(6.5)	(187.6)	(6.6)
Interest expense on Shareholders' loans	(34.9)	(1.4)	(46.2)	(1.6)	(50.2)	(1.8)

Result before income taxes	43.4	1.8	(15.7)	(0.5)	(30.8)	(1.1)
Income taxes	(19.1)	(0.8)	5.4	0.2	6.5	0.2
Income from participations	0.2	—	0.6	—	0.4	—
Minority interests	(0.2)	—	(0.2)	—	(0.1)	—

Income/(loss) before extraordinary items	24.3	1.0	(9.9)	(0.3)	(24.0)	(0.9)
Extraordinary items, net of tax	(13.1)	(0.5)	—	—	—	—

Net income/(loss)	11.2	0.5	(9.9)	(0.3)	(24.0)	(0.9)

Other Financial Data
EBITDA(2)	422.1	17.1	441.0	15.1	417.3	14.7
Total assets(3)	3,709.2		3,643.4		3,525.7
Assets(4)	2,785.2		2,753.3		2,638.9
Net capital expenditure(5)	154.6		162.1		141.4

(1)
External services relate to freight charges, energy costs and maintenance costs from third parties.

(2)
EBITDA equals earnings from operations before income taxes, net interest expense, depreciation, amortization, income from participations and minority interests. EBITDA is a widely accepted financial indicator to investors of a company's financial operating performance and a company's ability to incur and service debt. It is not, however, a measure recognized by generally accepted accounting principles in the Netherlands and the United States of America and should not be considered as a substitute for operating income, as an indicator of liquidity or as a substitute for net cash provided. This method may not be comparable to the EBITDA calculations of other entities.

  EBITDA for the year 2003 includes exceptional restructuring expenses of €24.0 million, incurred in the Paper & Board segment (€7.5 million) and the Packaging segment (€16.5 million). The restructuring expenses relate to a restructuring provision set up due to management's decision to reduce the total number of full time employees by approximately 600 and the close down of Kappa Mennecy Paper and Kappa Moscow (both effectively in 2003) and Kappa Štúrovo Solid Board (effectively in April 2004). EBITDA for the year 2002 includes exceptional restructuring expenses of €12.0 million, incurred in the Paper & Board segment (€0.4 million) and the Packaging segment (€11.6 million). The restructuring expenses relate to a restructuring provision set up due to management's decision to reduce the total number of full time employees during 2003 by approximately 400.

(3)
Total assets include goodwill (2003: €849.9 million, 2002: €874.2 million and 2001: €913.2 million) and (deferred) income taxes (2003: €36.8 million, 2002: €15.9 million and 2001: €10.8 million).

(4)
Assets exclude goodwill and (deferred) income taxes, in accordance with Dutch GAAP.

(5)
Shown net of disposals of capital assets including obsolete equipment and real estate not used in operations, none of which was material.

        The table below sets forth certain segment information for the period indicated.

	Year ended December 31,
	2001	2002	2003
	(€ millions)
Sales
Paper & Board	1,086.5	1,295.2	1,225.8
Packaging	1,881.5	2,258.4	2,218.7
Eliminations	(496.7)	(629.8)	(602.8)

Consolidated total	2,471.3	2,923.8	2,841.7

Operating income
Paper & Board	180.5	176.3	116.3
Packaging	103.9	77.4	119.7
Corporate expenses	(38.3)	(31.2)	(29.0)

Consolidated total	246.1	222.5	207.0

        The table below sets forth certain financial information for our Paper & Board segment.

	Year ended December 31,
	2001		2002		2003
	€	%	€	%	€	%
	(€ millions except percentages and sales volumes)
Income Statement Data
Sales	1,086.5	100.0	1,295.2	100.0	1,225.8	100.0
Net changes in work in progress and finished goods	4.3	0.4	9.0	0.7	(5.2)	(0.4)

Net Sales including net change in work in progress and finished goods	1,090.8	100.4	1,304.2	100.7	1,220.6	99.6
Operating expenses
Raw material costs	(368.1)	(33.9)	(482.4)	(37.2)	(442.5)	(36.1)
External services(1)	(241.5)	(22.2)	(288.3)	(22.3)	(295.1)	(24.1)
Labor costs	(159.2)	(14.6)	(186.0)	(14.4)	(189.3)	(15.4)
Other operating costs	(46.4)	(4.3)	(67.2)	(5.2)	(63.4)	(5.2)
Depreciation, amortization and impairment charges	(95.1)	(8.8)	(104.0)	(8.0)	(114.0)	(9.3)

Total operating expenses	(910.3)	(83.8)	(1,127.9)	(87.1)	(1,104.3)	(90.1)

Operating income	180.5	16.6	176.3	13.6	116.3	9.5

Other Financial Data
EBITDA(2)	275.6	25.4	280.3	21.6	230.3	18.8
Assets(3)	1,070.9		1,059.4		1,006.8
Net capital expenditure(4)	86.1		77.0		58.3
Other Data
Sales volumes (kilotonnes)	2,660		3,133		3,134

(1)
External services relate to freight charges, energy costs and maintenance costs from third parties.

(2)
EBITDA equals earnings from operations before income taxes, net interest expense, depreciation, amortization, income from participations and minority interests. EBITDA is a widely accepted financial indicator to investors of a company's financial operating performance and a company's ability to incur and service debt. It is not, however, a measure recognized by generally accepted accounting principles in the Netherlands and the United States of America and should not be considered as a substitute for operating income, as an indicator of liquidity or as a substitute for net cash provided. This method may not be comparable to the EBITDA calculations of other entities.

  EBITDA for the year 2003 includes exceptional restructuring expenses of €7.5 million. The restructuring expenses relate to a restructuring provision set up due to management's decision to reduce the total number of full time employees and the close down of Kappa Mennecy Paper (effectively in 2003) and Kappa Štúrovo Solid Board (effectively in 2004). EBITDA for the year 2002 includes exceptional restructuring expenses of €0.4 million due to management's decision to reduce the total number of full time employees during 2003.

(3)
Assets exclude goodwill and (deferred) income taxes, in accordance with Dutch GAAP.

(4)
Shown net of disposals of capital assets including obsolete equipment and real estate not used in operations, none of which was material.

        The table below sets forth certain financial information for our Packaging segment in millions of euros and as a percentage of sales for the periods indicated.

	Year ended December 31,
	2001		2002		2003
	€	%	€	%	€	%
	(€ millions except percentages and sales volumes)
Income Statement Data
Sales	1,881.5	100.0	2,258.4	100.0	2,218.7	100.0
Net changes in work in progress and finished goods	(4.7)	(0.2)	4.8	0.2	(4.9)	(0.2)

Net sales including net change in work in progress and finished goods	1,876.8	99.8	2,263.2	100.2	2,213.8	99.8
Operating expenses
Raw material cost	(1,039.4)	(55.2)	(1,225.7)	(54.3)	(1,164.1)	(52.5)
External services(1)	(191.5)	(10.2)	(234.0)	(10.4)	(229.1)	(10.3)
Labor costs	(385.3)	(20.5)	(490.8)	(21.7)	(490.9)	(22.1)
Other operating costs, net	(78.4)	(4.2)	(124.0)	(5.5)	(117.8)	(5.3)
Depreciation, amortization and impairment charges	(78.3)	(4.2)	(111.3)	(4.9)	(92.2)	(4.2)

Total operating expenses	(1,772.9)	(94.3)	(2,185.8)	(96.8)	(2,094.1)	(94.4)

Operating income	103.9	5.5	77.4	3.4	119.7	5.4

Other Financial Data
EBITDA(2)	182.2	9.7	188.7	8.4	211.9	9.6
Assets(3)	1,463.6		1397.2		1,337.5
Net capital expenditure(4)	67.5		77.7		78.2
Other Data
Sales volumes (kilotonnes)	2,131		2,466		2,441

(1)
External services relate to freight charges, energy costs and maintenance costs from third parties.

(2)
EBITDA equals earnings from operations before income taxes, net interest expense, depreciation, amortization, income from participations and minority interests. EBITDA is a widely accepted financial indicator to investors of a company's financial operating performance and the company's ability to incur and service debt. It is not, however, a measure recognized by generally accepted accounting principles in the Netherlands and the United States of America and should not be considered as a substitute for operating income, as an indicator of liquidity or as a substitute for net cash provided. This method may not be comparable to the EBITDA calculations of other entities. EBITDA for the year 2003 includes exceptional restructuring expenses of €16.5 million. These restructuring expenses relate to a restructuring provision set up due to management's decision to reduce the total number of employees and the close down of Kappa Moscow. EBITDA for the year 2002 includes exceptional restructuring expenses of €11.6 million, which expenses relate to management's decision to reduce the total number of employees during 2003.

(3)
Assets exclude goodwill and (deferred) income taxes, in accordance with Dutch GAAP.

(4)
Shown net of disposals of capital assets including obsolete equipment and real estate not used in operations, none of which was material.

Year ended December 31, 2003 compared to Year ended December 31, 2002

        It should be noted that the total of amounts provided in any segment analysis below will not necessarily equal amounts shown on a consolidated basis due to intercompany eliminations and corporate items.

        Sales.    Sales decreased by €82.1 million, or 2.8%, to €2,841.7 million in 2003 from €2,923.8 million in 2002. This sales decrease was mainly the result of a decrease in average sales prices for paper and board products and a slight decrease in sales volumes and average sales prices for corrugated packaging products.

        Sales in the Paper & Board segment, decreased by €69.4 million, or 5.4%, from €1,295.2 million in 2002 to €1,225.8 million in 2003. The decrease is mainly the result of lower average sales prices for containerboard and solid board, due to lower average prices for recovered paper. Sales volumes in 2003 for the segment were relatively flat as compared to 2002. Containerboard sales volumes increased by 0.8%, offset by a decrease in solid board sales volumes by approximately 1.6% mainly due to lower demand in Asia.

        Sales in the Packaging segment decreased by €39.7 million, or 1.8%, from €2,258.4 million in 2002 to €2,218.7 million in 2003. This decrease mainly results from slightly decreased sales volumes (approximately 1.0%) and a decrease in average sales prices for corrugated packaging products.

        Raw material costs.    Raw material costs decreased by €73.9 million, or 6.9%, from €1,077.6 million in 2002 to €1,003.7 million in 2003. Raw material costs as a percentage of sales decreased to 35.3% in 2003 from 36.9% last year.

        Raw material costs in the Paper & Board segment decreased by €39.9 million, or 8.3%, from €482.4 million in 2002 to €442.5 million in 2003. Raw material costs as a percentage of sales, decreased to 36.1% in 2003 from 37.2% in 2002. This decrease in raw material costs is mainly the result of higher average prices for recovered paper in 2002 as a result of the sharp increase in recovered paper prices in the second quarter of 2002, as compared to a more moderate increase in recovered paper prices in 2003.

        Raw material costs in the Packaging segment decreased by €61.6 million, or 5.0%, from €1,225.7 million in 2002 to €1,164.1 million in 2003, mainly due to lower average prices for containerboard and solid board. Raw material costs as a percentage of sales decreased to 52.5% in 2003 from 54.3% in the previous year.

        External services.    Costs of external services, consisting of freight charges, energy costs and maintenance costs, increased by €1.5 million, or 0.3%, from €523.3 million in 2002 to €524.8 million in 2003. This increase was mainly caused by increased energy costs (€9.5 million or 6.8%) and freight charges (€2.0 million or 0.8%), partly offset by lower maintenance costs (€10.0 million or 7.0%). The cost of external services as a percentage of sales increased from 17.9% in 2002 to 18.5% in 2003.

        Costs of external services in the Paper & Board segment increased by €6.8 million, or 2.4%, from €288.3 million in 2002 to €295.1 million in 2003. This increase came from increased energy costs (€7.8 million or 7.3%) and freight charges (€2.5 million or 2.3%), partly offset by decreased maintenance costs (€3.5 million or 4.7%). Costs of external services as a percentage of sales increased from 22.3% in 2002 to 24.1% in 2003.

        Costs of external services in the Packaging segment decreased by €4.9 million, or 2.1%, from €234.0 million in 2002 to €229.1 million in 2003. This increase was the result of decreased freight charges (€0.6 million or 0.4%) and maintenance costs (€5.9 million or 8.6%), partly offset by increased energy costs (€1.6 million or 5.0%). The cost of external services as a percentage of sales decreased slightly from 10.4% in 2002 to 10.3% in 2003.

        Labor costs.    Labor costs increased by €4.7 million, or 0.7%, to €702.6 million in 2003 from €697.9 million in 2002. Labor costs for the year 2003 include exceptional restructuring costs of €20.4 million, related to management's decision to reduce the number of full time employees by 600 and to close down of Kappa Mennecy Paper and Kappa Moscow (both effectively in 2003) and Kappa Štúrovo Solid Board (effectively in 2004). This in addition to the exceptional restructuring charge incurred in the fourth quarter of 2002 following management's decision to reduce the total number of full time employees by approximately 400. Excluding these exceptional restructuring costs, labor costs decreased by €3.7 million, or 0.5%, to €682.2 million in 2003 from €685.9 million in 2002 despite general wage increases and increased pension costs. The net decrease in personnel expenses is the ultimate result of the company wide restructuring programme. The average number of full time and temporary employees decreased by approximately 3% from 16,626 in 2002 to 16,108 in 2003. In 2004, a further decrease of approximately 300 full time employees is planned as the final part of the restructuring programme.

        Labor costs in the Paper & Board segment, excluding exceptional restructuring costs, decreased by €1.1 million, or 0.6%, from €185.6 million in 2002 to €184.5 million in 2003, despite general wage increases and higher pension costs. This decrease was the result of a decrease in the average number of full time and temporary employees. The average number of full time and temporary employees decreased by approximately 4% from 4,238 in 2002 to 4,057 in 2003.

        Labor costs in the Packaging segment, excluding exceptional restructuring costs, decreased by €3.9 million, or 0.8%, from €479.2 million to €475.3 million. The increase in labor costs was the result of general wage increases and higher pension costs, but was more than offset by a decrease in the average number of full time and temporary employees by approximately 3% from 12,223 in 2002 to 11,888 in 2003.

        Other operating costs.    Other operating costs, consisting of rent, lease, office, communication, travel, insurance, automation, other expenses and other income decreased by €14.5 million, or 7.3%, from €197.8 million in 2002 to €183.3 million in 2003, mainly as a result of various management actions taken in 2003 to reduce operating expenses, despite exceptional costs incurred of €3.6 million in 2003 related to the close down of Kappa Mennecy Paper and Kappa Moscow (both effectively in 2003) and Kappa Štúrovo Solid Board (effectively in 2004).

        Depreciation, amortization and impairment charges.    Depreciation, amortization and impairment charges decreased by €8.2 million, or 3.8%, to €210.3 million in 2003 from €218.5 million in 2002.

        Depreciation charges increased by €13.3 million, or 7.9%, to €181.1 million in 2003 from €167.8 million in 2002 mainly due to additional depreciation expenses of €7.8 million incurred in connection with the closing of Kappa Mennecy Paper, Kappa Moscow and Kappa Stúrovo Solid Board.

        Amortization charges of intangible fixed assets decreased with €1.5 million, or 4.9%, to €29.2 million in 2003 from €30.7 million in 2002, mainly as a result of lower amortization charges related to capitalized software development costs, whereas the goodwill amortization charge remained relatively flat at €24.7 million.

        Based on an impairment test performed during 2002, an additional depreciation charge was made in 2002 against certain assets in the Packaging segment of €20.0 million to reflect their present value, which was allocated to the various tangible fixed asset categories on a pro-rata basis. An impairment test performed at the end of 2003 did not reveal any additional impairments. Both impairment tests were performed with a discount rate of 8.4% using the discounted cash flow method for each of the four reporting units, being: Containerboard and Solid Board within the Paper & Board segment and Corrugated Packaging and Solid Board Packaging within the Packaging segment.

        Operating income.    As a result of the factors discussed above, our operating income decreased by €15.5 million, or 7.0%, to €207.0 million in 2003 from €222.5 million in 2002.

        Interest expense, net.    Interest expense, net including interest expense on shareholders' loans decreased slightly by €0.4 million, or 0.2%, from €238.2 million in 2002 to €237.8 million in 2003.

        Income taxes.    The effective tax rate on result from ordinary operations was 21.3% in 2003, compared to 34.3% in 2002, whereas the weighted average statutory tax rate on a consolidated basis was approximately 32.8% for 2003 compared to 31.4% for 2002. The difference between the effective tax rate and the weighted average statutory tax rate is mainly the result of permanent differences including non-deductible goodwill, non-deductible interest and other non-tax deductible expenses.

        Net income.    As a result of the factors discussed above, our net income decreased by €14.1 million to €(24.0) million in 2003 from €(9.9) million in 2002.

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

        Depreciation, amortization and impairment charges.    Depreciation, amortization and impairment charges increased by €42.5 million, or 24.1%, to €218.5 million in 2002 from €176.0 million in 2001.

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

        Interest expense, net.    Interest expense, net including interest expense on shareholders' loans increased by €35.5 million, or 17.5%, from €202.7 million in 2001 to €238.2 million in 2002. The increase in interest expense, net was mainly the result of additional funding obtained in 2001 for the financing of the acquisition of Alpha.

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

Corporate items

        Operating expense from Corporate items (unallocated overhead) before amortization and impairment charges decreased from approximately €31.2 million in 2002 to €29.0 million in 2003 mainly due to lower consultancy fees.

        Operating expense from Corporate items (unallocated overhead) before amortization and impairment charges decreased from approximately €38.3 million in 2001 to €31.2 million in 2002, mainly due to non-recurring and incidental costs incurred in 2001 due to the acquisition of Alpha.

Restructuring Provisions

        The movements in restructuring provisions are as follows:

	Total	Plant restructuring	IT restructuring
	(€ millions)
Balance at January 1, 2001	37.2	26.1	11.1
Acquisitions	67.1	63.9	3.2
Withdrawals	(42.4)	(31.1)	(11.3)
Additions charged to extraordinary result	(1.9)	(1.9)	—
Translation differences	(0.3)	(0.3)	—

Balance at December 31, 2001	59.7	56.7	3.0
Fair value adjustments	0.4	0.4	—
Withdrawals	(38.7)	(35.7)	(3.0)
Additions charged to operating result	11.3	11.3	—

Balance at December 31, 2002	32.7	32.7	—
Withdrawals	(29.3)	(29.3)	—
Additions charged to operating result	25.0	25.0	—

Balance at December 31, 2003	28.4	28.4	—

        In connection with the acquisition of Alpha, we recorded restructuring provisions (including Alpha's existing provisions) of €67.5 million in total after the application of fair value adjustments of €0.4 million in 2002. These restructuring provisions related to plant restructuring (€64.3 million) and IT restructuring (€3.2 million).

        The acquisition plant restructuring provision recorded in 2001 mainly related to:

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

        In April 2003, our containerboard mill Kappa Mennecy Paper (Mennecy, France) was closed down, as a result of which approximately 100 employees became redundant.

        All Alpha related restructuring provisions described above were booked against goodwill at acquisition. As such, these payments related to these restructuring provisions impact(ed) cash flow, but not EBITDA.

        Excluding restructuring provisions related to Alpha, the restructuring provisions as at January 1, 2001 of €37.2 million in total included plant restructuring provisions of €26.1 million and IT restructuring provisions of €11.1 million. The plant restructuring provisions as at January 1, 2001 of €26.1 million in total related mainly to the closure of our corrugated production plant Kappa Isar Wellpappe (Neufahrn, Germany), which became effective as of September 21, 2001 and the closure of our solid board packaging plant Kappa Oberau in the South of Germany, which became effective as of April 5, 2000. The restructuring provision in respect of the closure of Kappa Isar Wellpappe included provisions in respect of the lay-off of approximately 100 employees and the termination of real estate rental contracts.

        In the fourth quarter of 2002, the decision was made to reduce the total number of employees during 2003 by approximately 400, mainly in our Packaging segment, as a result of which €11.3 million was added to the restructuring provisions of the €12.0 million charged against operating income.

        In 2003, €25.0 million was added to the restructuring provisions against operating result mainly as a result of the decision to reduce the total number of full time employees with 600 and to the closing of Kappa Mennecy Paper, Kappa Moscow and Kappa Štúrovo Solid Board.

        Further reference is made to Note 10 "Provisions" in "Item 17. Financial Statements".

Critical Accounting Policies and Estimates

        Our reported financial condition and results of operations are sensitive to accounting policies, assumptions and estimates that underlie preparation of our financial statements. The profile of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered in conjunction with reviewing our Consolidated Financial Statements and the discussion in this item. Actual results could differ from estimates under different assumptions and conditions. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial results and condition and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

        Our Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which differ in certain significant respects from generally accepted accounting principles in the United Stated (US GAAP). In areas in which our Dutch GAAP compliant accounting policies do not correspond with the required US GAAP accounting treatment, and those differences would have a significant effect on our consolidated net income and/or shareholders' equity, we have highlighted these differences in the discussion below.

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

        In the event that the useful life of goodwill that we amortize under Dutch GAAP is determined to be less than management's original estimate, we will be subject to an increased amortization charge in our statements of income. If this were to happen with respect to our goodwill originally amortized over a 40-year period of €849.9 million as at December 31, 2003, this would result in an increase from the current annual charge of approximately €25 million to the following:

	Revised estimated useful life
	15 years	20 years
Revised annual amortization charge (€ in millions)	85	56

        As this amortization charge is not tax deductible, the above additional charge would impact net income directly.

        Under Dutch GAAP, goodwill, other intangible fixed assets and tangible fixed assets ("long-lived assets") are written down to estimated net realizable value when negative conditions are identified. We review our long-lived assets for impairment at each balance sheet date, to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount of the assets is estimated, being the higher of the asset's net selling price and its value in use. The value in use is based on the total of the discounted future cash flows to be derived from that asset. Our estimate of future cash flows is based upon, among other things, certain assumptions about expected future operating performance and value at the asset's eventual disposition. Our estimate of future cash flows may differ from actual cash flows due to, among other things, negative industry or economic trends, technological changes, increased competition and/or changes in operating performance. An impairment loss is recognized when the carrying value of an asset exceeds the recoverable amount of the asset.

        Based on an impairment test performed during 2002, an additional depreciation charge was made in 2002 against certain assets in the Packaging segment of €20.0 million to reflect their present value, which was allocated to the various tangible fixed asset categories on a pro-rata basis. The impairment test performed during 2003 did not reveal any additional impairments. Both impairment tests were performed with a discount rate of 8.4% using the discounted cash flow method for each of the four reporting units, being: Containerboard and Solid Board within the Paper & Board segment and Corrugated Packaging and Solid Board Packaging within the Packaging segment.

        As at December 31, 2003, we had net goodwill of €849.9 million, other intangible fixed assets of €5.4 million and tangible fixed assets of €1,604.4 million.

  US GAAP

        Under US GAAP, all of our business combinations are accounted for as purchases. In accordance with SFAS No. 141, "Business Combinations" (ABP 16, "Business Combinations", for transactions consummated prior to June 30, 2001), the cost of an acquired company is assigned to the tangible fixed assets and identifiable intangible fixed assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. We did not identify any additional intangible fixed assets under US GAAP compared to Dutch GAAP related to acquisitions. See Note 28 of the Consolidated Financial Statements included in "Item 17. Financial Statements".

        For US GAAP purposes, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Upon adoption of SFAS 142, we ceased amortizing goodwill. All other intangible fixed assets are amortized over their estimated useful lives. SFAS 142 requires us to evaluate our goodwill for impairment at least annually and more frequently if specific events indicate that impairment in value may have occurred.

        In connection with the annual goodwill impairment evaluation required by SFAS 142, we determined that there was no impairment, and accordingly, no impairment loss was recorded in both the 2002 and 2003 US GAAP income statement. This evaluation required making assumptions with respect to the identification of our reporting units. In addition, it required making certain assumptions and estimates, including estimates of future cash flows and appropriate discount rates, in order to determine the fair value of our reporting units identified.

        SFAS 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" requires that we review our tangible and intangible fixed assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable (a "triggering event"). The review of recoverability requires us to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss is recognized, which is measured based on the fair value of the asset. Management is required to exercise judgment in the determination of whether a triggering event has occurred as well as in the development of the assumptions used to estimate future cash flows and determine fair value, as needed. As under Dutch GAAP an impairment charge was made on tangible fixed assets in our Packaging segment of €20.0 million in 2002, we reviewed the tangible fixed assets concerned for impairment under US GAAP resulting in an additional impairment charge of €5.7 million in 2002 under US GAAP.

Inventories

        We state our inventories at the lower of cost or net realizable value. We determine cost by the first-in, first-out method. We record adjustments to the value of our inventory based upon forecasted plans to sell our inventories. If we determine that cost is less than net realizable value, then cost is used as basis for inventory valuation. If net realizable value is less than cost, we write down the related inventory to that value. We also consider the physical condition of our inventories (e.g. age and quality) in establishing valuation. As of December 31, 2003, we had inventories of €249.9 million in total, including a provision for obsolescence of €12.8 million.

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

        Under Dutch GAAP the pension expenses in the statement of income relates to the contributions the Group pays to the pension funds and insurers. Any refunds received from these funds are off set against the pension expenses in the statement of income. In accordance with Dutch pension law for pensions the Group has a liability for any shortfalls in the pension funds.

        Under US GAAP, FAS 87, the retirement benefit accounting is intended to reflect the recognition of future benefit costs over an employee's approximate service period based on the terms of the relevant plans and the investment and funding decisions. Standardized accounting and actuarial valuations determine the accounting for the pension costs. Inherent in these valuations are key assumptions, which include: employee turnover, mortality and retirement ages; discount rates; expected long-term returns on plan assets; and future wage increases, which are usually updated on an annual basis at the beginning of each fiscal year. Actual circumstances may vary from these assumptions, giving rise to a different pension liability, which would be reflected as an additional profit or expense in the statements of income.

        Changes in the related pension benefit costs may occur in the future due to changes in the assumptions. The weighted key assumptions used in developing the 2003 net pension benefit costs were a 5.47% discount rate, a 6.79% expected return on plan assets, and a 3.28% rate of future wage increases. In 2003, the net periodic pension benefit cost was €37.8 million compared to a €28.8 million net periodic pension cost in 2002. The net pension benefit cost is expected to remain about on the same level in 2004 as in 2003.

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

        Changes in these key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic benefit cost incurred by the company. The effect on the periodic benefit cost of an upward or downward change from the assumptions currently used to calculate the net periodic pension cost is summarized below:

Changes in assumptions	Change in Assumptions	2003 (in € millions) Change in net periodic pension cost
Discount rate	+0.25%	–1.3
Discount rate	–0.25%	+1.4
Expected return on plan assets	+0.25%	–1.2
Expected return on plan assets	–0.25%	+1.2
Price inflation	+0.25%	+1.3
Price inflation	–0.25%	–1.3
Wage inflation	+0.25%	+1.2
Wage inflation	–0.25%	–1.2

        See Note 28 to our audited Consolidated Financial Statements as included in "Item 17. Financial Statements".

Restructuring and other provisions

        As at December 31, 2003, we have included restructuring, legal, environmental, maintenance and other provisions in our financial statements in an aggregate amount of €38.8 million under Dutch GAAP. Restructuring and other provisions are recognized when we have a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. The amount of each of the liabilities for which we have established a provision is based on specific estimates and assumptions. Our estimates and assumptions underlying these provisions could be materially affected by factors such as our success at negotiating termination agreements with redundant employees and relating to rental agreements, among others. While we believe that our current estimates of restructuring and other liabilities are adequate, it is possible that future events could require us to make significant adjustments or revisions to these estimates.

Income taxes

        We currently have significant deferred tax assets resulting from net operating loss carry forwards and deductible temporary differences, which will reduce taxable income in future periods. We consider future taxable income projections, historical results and ongoing tax planning strategies in assessing the recoverability of deferred tax assets. Under Dutch GAAP, the future taxable income projections anticipate a future change in the Company's financing structure. However, adjustments could be required in the future if we determine that the amount to be realized is less or greater than the amount we have recorded. Such adjustments, if any, may have a material impact on our results of operations.

        In valuing our deferred tax assets, we provided valuation allowances on future tax benefits of €47 million, €48 million, and €54 million at the end of fiscal year 2003, 2002 and 2001 under Dutch GAAP, respectively.

        As US GAAP provides more specific guidance in respect of the valuation of deferred tax assets, additional valuation allowances were made under US GAAP against the deferred tax assets of the Dutch tax group of €34 million, €14 million and €0 million at the end of fiscal year 2003, 2002 and 2001, respectively.

        As a multinational Group, we are exposed to varying degrees of uncertainty related to tax initiatives and regulatory reviews and audits. Whenever such uncertainties arise any potential unfavorable consequences are assessed and accrued for accordingly in our financial statements.

        The above discussion is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result.

Liquidity and Capital Resources

        We have generally funded our working capital and capital expenditure needs from our operations. From time to time, however, we have financed acquisitions with loans from banks and other types of long-term debt.

Net cash from operating activities

        Net cash flows in 2003 from operating activities were €279.5 million compared to €273.5 million in 2002 and €235.9 million in 2001.

        The increase in 2003 of €6.0 million is primarily the result of a decrease in net income of €14.1 million, decreased non-cash items (primarily non-cash accretion of interest on our shareholder loans and senior subordinated discount notes, depreciation and amortization) of €2.1 million and an increase in the change in operating assets and liabilities of €22.2 million.

        The increase in 2002 of €37.6 million is primarily the result of a decrease in net income of €21.1 million, increased non-cash items (primarily non-cash accretion of interest on our shareholder loans and senior subordinated discount notes, depreciation and amortization) of €62.0 million and a decrease in the change in operating assets and liabilities of €3.3 million.

Net cash used in investing activities

        In 2003, cash used in investing activities amounted to €146.0 million, reflecting capital expenditures of €141.4 million, investments in other intangible fixed assets of €2.3 million (mainly software development costs) and an increase in other non-current assets of €0.6 million. In addition, the Group acquired a small Norwegian corrugated board manufacturer "Grenland Papp AS", and increased its interest in Orko-Pak B.V, a small corrugated converting plant in the Netherlands, from 50% to 100%, for €1.7 million.

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

Capital expenditures

        In 2003, our cash outflow for capital expenditures was €141.4 million compared to €162.1 million in 2002 and €154.6 million in 2001.

        Our cash outflow for capital expenditures in 2003 was €141.4 million. Capital expenditures within our Paper & Board segment were €58.3 million in 2003, mainly related to replacement and efficiency improvements and some capacity extensions. Capital expenditures within our Packaging segment were €78.2 million, including investments in a new packaging plant in Spain (Kappa Totana) of €5.5 million. Furthermore, there were some significant investments made by a number of German subsidiaries for improving quality and flexibility by investing in new printing and die cutting equipment totalling €11.0 million.

        In 2002, capital expenditures mainly increased as a result of the acquisition of Alpha. The 2002 capital expenditures included capacity expansions at the acquired Kraftliner mill at Piteå (Sweden), the acquired recycled containerboard mill at Ania (Italy) and the transformation of the acquired corrugated production plant Empee (the Netherlands) from a fully integrated plant into a sheetfeeder operation.

        In 2001, capital expenditures mainly increased as a result of the acquisition of Alpha. Excluding Alpha, our capital expenditures were €105.0 million. Capital expenditures in connection with Alpha in 2001 mainly related to capacity expansions at our acquired Kraftliner mill in Piteå (Sweden) and recycled containerboard mills in Ania (Italy) and Štúrovo (Slovakia). Capital expenditures in 2001, excluding Alpha, remained at approximately the same level as in 2000. During 2001, capacity expansions were realized at our solid board mill Herzberger Papierfabrik (Germany) and recycled containerboard mill in Wiesloch (Germany).

        We have commitments to acquire plant and machinery amounting to €12.3 million at December 31, 2003. These commitments mainly reflect capital expenditures in our Packaging segment.

Net cash used in financing activities

        Cash outflow from financing activities amounted to €122.7 million in 2003. In 2003, we issued €95.0 million Senior Subordinated Notes. The proceeds were used to redeem the euro-denominated €100.0 million mezzanine notes issued in 2001. In addition, we made payments of €110.2 million under our senior credit facility (including additional mandatory prepayments from excess cash flow of €8.7 million) and made repayments on other long-term debt of €6.3 million and on short-term borrowings of €1.2 million.

        Cash outflow from financing activities amounted to €99.7 million in 2002. We made payments of €75.5 million under the senior credit facility and short-term borrowings of €18.6 million during the year ended December 31, 2002. In addition, repayments were made on other long-term debt of €5.6 million.

        Cash inflow from financing activities amounted to €1,218.4 million in 2001. We incurred indebtedness of €1,505.0 million under a new senior credit facility in May 2001. Additionally, we issued €100.0 million principal amount of Senior Subordinated Notes and incurred borrowings of €299.4 million under shareholders' loans and issued shares of €0.6 million. The proceeds from the Senior Subordinated Notes and borrowings were used in conjunction with the acquisition of Alpha and the repayment of €637.6 million of existing bank debt. In addition, we made a repayment of €26.4 million under the new senior credit facility in December 2001. Payments on long-term loans by certain of our subsidiaries in their local jurisdictions of €3.4 million and short-term borrowings of €19.2 million were made during the year ended December 31, 2001.

Indebtedness

Senior credit facilities

        Our senior credit facility currently consists of three term loans and a revolving credit facility, which can be specified as follows as at December 31, 2003.

	Amount in millions	Final Maturity
Senior A Amortizing Term Loan	€547.2	June 30, 2007
Senior B Term Loan	€372.8	June 30, 2008
Senior C Term Loan	€372.8	June 30, 2009
Senior Revolving Credit Facility	€250.0	June 30, 2009

Total Senior Debt Facilities	€1,542.8

        All material fixed assets, accounts receivable, inventories and cash and cash equivalents of the Group are pledged as security on the senior credit facilities. Assets acquired in the future may be required to be included as additional security on the facilities. Our senior credit facility agreement imposes limitations on some financing and investing activities of the Group and requires adherence to the following financial covenants: interest cover ratios of earnings before interest, income tax, depreciation and amortization ("EBITDA") to senior debt net interest and total net cash interest; total fixed charge ratios of cash flow to senior debt service and total debt service; leverage ratio of net borrowings to EBITDA and annual capital expenditures. At December 31, 2003, the Company was in compliance with all financial covenants.

        Under the terms of our senior credit facility, we are required to make mandatory prepayments in certain circumstances, which include debt covenant violations. In 2003, additional mandatory prepayments from excess cash flow of €8.7 million had to be made. We are also permitted to make voluntary pre-payments on indebtedness under the senior credit facility and the intercreditor agreements.

  Term loan facilities

        As of December 31, 2003, we had €1,292.8 million outstanding under the term loans. The Group is required to repay the remaining debt under the term loan facilities based on the specific repayment terms for each Term. Term A of originally €755.0 million is repayable in escalating semi-annual instalments from the years 2001 to 2007; the outstanding balance as at December 31, 2003 amounts to €547.2 million. The outstanding balances of Term B and Term C as at December 31, 2003, both of about €372.8 million, are repayable in full on June 30, 2008 and on June 30, 2009 respectively.

        Term A has amortization payments at the end of June and December of every year as follows:

Repayment Date	Repayment Amount (€ in millions)
June 30, 2004	61.84
December 31, 2004	67.47
June 30, 2005	74.96
December 31, 2005	78.71
June 30, 2006	84.33
December 31, 2006	86.21
June 30, 2007	93.70

        The applicable interest rates are EURIBOR plus a maximum interest rate spread of 225 basis points on Term A, 275 basis points on Term B and 350 basis points on Term C. Based on our interest cover ratio, the spread on Term A may be adjusted downwards. The weighted average interest rate for the term loan facilities was 6.8% at December 31, 2003 (2002: 6.6%).

  Revolving credit facility and bank overdrafts

        This credit facility is available for general corporate purposes such as letters of credit, short-term cash advances and ancillary facilities. The letter of credit fee assessed on issued letters of credit under the revolving credit facility is 2.125% at December 31, 2003, the interest rate on the short-term cash advances is EURIBOR plus 2.125% and in general no fees are payable on the ancillary facilities.

        The total amount drawn under the revolving credit facility amounts to €50.3 million (2002: €45.5 million) of which €40.4 million (2002: €37.9 million) for bank overdraft facilities and € 9.9 million (2002: €7.6 million) for a payment guarantee. Under these bank overdraft facilities, short-term borrowings of € 0.6 million (2002: €1.4 million) were drawn and bank guarantees were issued to third parties of €7.2 million (2002: €8.1 million). The remaining part of these bank overdraft facilities of €32.6 million (2002: €28.4 million) is available for short-term borrowings, foreign currency hedging activities and/or additional bank guarantees.

Senior Subordinated Notes

        In May 2003, Kappa Beheer B.V. issued Senior Subordinated Notes of €95.0 million of which the proceeds were used, on June 23, 2003, to redeem the euro-denominated €100.0 million Senior Subordinated Notes issued on May 18, 2001 by Kappa Beheer B.V. The interest rate on the new Senior Subordinated Notes has been set at 10 5/8% and is payable semi-annually on January 15 and July 15 of each year commencing on July 15, 2003.

        In July 1999, we issued Senior Subordinated Notes in three Terms. The notes all mature on July 15, 2009:

  •
  €370.0 million 10 5/8% senior subordinated notes

  •
  $100.0 million 10 5/8% senior subordinated notes

  •
  €145.0 million 12 1/2% senior subordinated discount notes

        The cash inflow from the 1999 Senior Subordinated Notes issue was used to repay the €544.5 million mezzanine notes on July 23, 1999 that were scheduled to originally mature on July 27, 2008. The intercreditor agreement among the Trustee under the indentures governing the Senior Subordinated Notes, Kappa Holding, Kappa Beheer, Kappa Packaging and Barclays Bank PLC, which govern the relative priorities among our creditors and our subsidiaries' creditors, prohibit the servicing of the inter-company debt in the same circumstances as they prohibit payments of interest on the notes. We must also comply with certain financial covenants.

Capital Resources

        As of December 31, 2003 our total capital resources were €79.1 million in shareholders' equity (2002: €124.0 million; 2001: €143.7 million) and €678.3 million in shareholders loans (2002: €628.0 million; 2001: €581.8 million) and €2,002.6 million in total debt (2002: €2,110.6 million; 2001: €2,181.8 million). Total indebtedness as at December 31, 2003 includes €2,546.8 million of long-term borrowings (2002: €2,629.8 million; 2001: €2,664.9 million), and short-term debt of €134.1 million (2002: €108.8 million; 2001: €98.7 million).

        We use currency instruments to hedge against exchange rate risks resulting from business activities and financing arrangements in foreign currencies. We do not enter into speculative positions.

        We use currency forward contracts with terms of up to one year to fix the rate of exchange of foreign currency sales denominated in US Dollars, British Pounds, Czech Koruna, Swiss Francs, Slovaks Koruna, Swedish Krona, Norwegian Kroner, South African Rand and Danish Krone.

        In 2003, we sold currency call options maturing on July 13, 2004, to offset the currency call options we bought to hedge our currency exposure with respect to the principal amount of our U.S. Dollar-denominated senior notes, which will mature on July 15, 2004, in order to benefit from the developments of the U.S. Dollar/Euro exchange rate. The currency call options bought were replaced by currency forward contracts entered into to hedge the currency risk on the principal amount of our U.S. Dollar-denominated senior notes, which also will mature on July 15, 2004. After maturity of the currency forward contracts, we expect to enter into new currency forward contracts to hedge the currency risk on the principal amount of our U.S. Dollar-denominated senior notes.

        We have entered into currency coupon swaps to hedge the future U.S. Dollar interest payments on the U.S. Dollar-denominated senior subordinated notes.

        The Group entered into a floating—fixed interest rate swap agreement to reduce the impact of changes in interest rates on its Senior Debt, maturing on June 30, 2004. The notional principal amount of the swap agreement was €1,004 million and was decreasing in line with the decreasing principal on the Senior Debt to €868 million as at December 31, 2003. This agreement effectively converted the EURIBOR element of the interest on the Senior Debt from variable to a fixed rate of 4.69%. In 2003, the Group entered into an opposite fixed—floating interest rate swap, maturing on June 30, 2004 to offset the existing floating—fixed interest rate swap agreement. At the same time, the Group entered into a new floating—fixed interest rate swap agreement. The notional principal amount of the swap agreement is €1,145 million and is decreasing in line with the decreasing principal on the Senior Debt and will mature on June 30, 2006. This new agreement effectively converts the EURIBOR element of the interest on the Senior Debt from variable to a fixed rate of 3.67%.

        For more information about our hedging policies and interest rate swaps, see Item 11 "Quantitative and qualitative disclosure about market risk".

        The Company had available €199.7 million under its revolving credit facility as at December 31, 2003. Cash and cash equivalents as at December 31, 2003 amounted to €240.7 million. We believe that our working capital is sufficient for our present requirements.

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

Cash Obligations and Commitments

        As of December 31, 2003, we had the following contractual cash obligations and other commercial commitments:

	Payments due by period (€ millions)
	Total	< 1 year	1–3 years	3–5 years	> 5 years
Long-term debt(1)	1,993.1	130.1	326.2	1,160.1	376.7
Financial lease obligations(2)	8.9	3.4	4.6	0.7	0.2
Operating lease obligations(2)	78.5	15.3	20.3	11.1	31.8
Commitments for capital expenditures(3)	12.3	12.3	—	—	—
Purchase, repurchase and other commitments	3.6	1.0	—	—	2.6

Total	2,084.1	149.8	351.1	1,171.9	411.3

(1)
Long-term debt represent the principal amounts due on outstanding debt obligations, current and long-term, as of December 31, 2003.

(2)
The Group leases certain plant facilities and equipment under non-cancelable financial and operating leases. The lease obligations represent all future minimum lease payments under non-cancelable financial and operating leases as of December 31, 2003.

(3)
The commitments for capital expenditures as of December 31, 2003 represent estimates of future spending on capital projects which were authorized prior to December 31, 2003. We intend to hold capital expenditures for 2004 to approximately €150 million.

Contingent Obligations

        Under the revolving credit facility, the Group has bank guarantees issued to third parties (rental guarantees, credit guarantees, social security taxes) for a total amount of €7.2 million as at December 31, 2003 (2002: €8.1 million).

        Unless previously purchased (in the framework of a listing or sale) and except to the extent that the statutory requirements or the terms of the Company's financing arrangements prevent the Company from doing so, the shareholders of the Company have agreed to procure that the Company shall redeem or repurchase the cumulative preference shares issued of €148.5 million, including accumulated dividends, in three equal tranches in 2009, 2010 and 2011. The accumulated dividend claim of the holders of the cumulative preference shares A and B shares amounts to €55.5 million as at December 31, 2003 (2002: €44.0 million).

        In May 2004, our subsidiary Kappa Zülpich has been visited by the German "Bundes Kartellamt" in the framework of an investigation of the EU regarding a suspicion about possible price co-ordination of recovered paper purchases by paper and board producers. Currently, management can not assess the outcome of the investigation.

Research and Development

        We incurred research and development costs of €4.4 million, €5.3 million and €4.8 million in 2003, 2002 and 2001, respectively.

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

        Environmental regulations in the EU Member States are standardized or in the process of being standardized by a series of stringent directives concerning the environment, including, but not limited to:

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

        In countries outside the European Union our operations are not subject to EU environmental laws but remain subject to national environmental laws. We are under statutory duties in most jurisdictions in which we operate to control discharges into watercourses and sewer systems and to maintain effluent treatment plants where appropriate. We are also subject to regulations, which impose liability for fines and other penalties and, in certain jurisdictions in which we operate, clean-up costs, in the event of accidental spills and pollution by releases of hazardous substances into the environment.

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

Newly issued Dutch GAAP Accounting Standards

        The major change in the Dutch guidelines for Annual Reporting, that will be effective as of January 1, 2005, relates to the change in accounting for pensions. The effect of the implementation of International Accounting Standard 19, as the basis for accounting for pensions in the Netherlands, on the consolidated financial statements of the Company will be significant, however, will broadly be comparable with our current US GAAP reporting as the FAS 87 methodology is comparable to IAS 19. Adoption of IAS 19 as at December 31, 2003 would result in an increase of the accrued pension costs of approximately €85 million and a decrease in equity of approximately €57 million, net of taxation. The pension costs for the year 2003 would have been approximately €6 million lower.

        The other changes in Dutch guidelines for Annual Reporting mainly relate to aligning Dutch GAAP to International Financial Reporting Standards ("IFRS"). From a presentation of financial information point of view, the statement of comprehensive income that includes direct equity movements and opening balance sheet adjustments, will be required for the financial year starting January 1, 2004. We already prepare such a statement as part of our US GAAP reporting.

Newly issued US GAAP Standards

        In December 2003, the Staff of the Securities and Exchange Commission (SEC or the Staff) issued Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition", which supercedes SAB 101, "Revenue Recognition in Financial Statements". SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Additionally, SAB 104 rescinds the SEC's Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the FAQ) issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003.

        In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities Revised. FIN 46R modifies the scope exceptions provided in FIN 46. Entities would be required to replace FIN 46 provisions with FIN 46R provisions for all newly created post-January 31, 2003 entities as of the end of the first interim period or annual reporting ending after March 15, 2004. The adoption of FIN 46R had no effect on our consolidated financial statements.

        In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). The statement establishes standards on how to classify and measure certain financial instruments with characteristics of both liabilities and equity and requires additional disclosures regarding alternative ways of setting instruments and the capital structure of entities, all of whose shares are mandatory redeemable. SFAS 150 does not apply to obligations under stock based arrangements if they are accounted for under APB 25, SFAS 123 or related guidance. The provisions of SFAS 150 were effective for all financial instruments entered into or modified after May 31, 2003, and otherwise was effective the first interim period beginning after June 15, 2003. However, the guidance applying to mandatorily redeemable noncontrolling interests has been deferred. The adoption of this statement had no effect on our 2003 consolidated financial statements. However, as from January 1, 2004, the preference shares, including accreted dividends, are required to be reclassified from temporary equity to liabilities in accordance with the provisions of SFAS 150.

        In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149), SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments by requiring that contracts with comparable characteristics be accounted for similarly and by clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The guidance in SFAS 149 was effective prospectively for contracts entered into or modified and for hedging relationships designated after June 30, 2003. The adoption of this statement had no effect on our consolidated financial statements.

        In November 2002, the Emerging Issues Task Force ("EITF") reached consensus on EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this consensus does not have a material effect on our consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A.    Directors and Senior Management

        We have a two-tier system of corporate governance, comprising the Management Board and the Supervisory Board. Our day-to-day management and policy-making is vested in the Management Board. The Supervisory Board supervises the policies pursued by our Management Board and the general course of affairs of our company and its business. Under Dutch law, members of the Supervisory Board cannot simultaneously be members of the Managing Board of the same company. We are not subject to the rules for large Dutch companies ("structuurvennootschappen") as set out in section 268 to 274 of Book 2 of the Dutch Civil Code.

Supervisory Board and Audit Committee

        Under the Articles of Association of Kappa Holding, the Supervisory Board consists of five members. The primary responsibility of the Supervisory Board is to supervise the policies pursued by the Management Board and the general course of affairs of our company and its business. The Supervisory Board also supports the Management Board with advice. In fulfilling their duties, the members of the Supervisory Board are required to act in the best interests of our company and its business. For further details about the powers and duties of our Supervisory Board and the appointment, suspension and removal of members of our Supervisory Board, see "Item 10.B. Memorandum and Articles of Association".

        The following table sets out certain information with respect to the members of our Supervisory Board:

Name	Age	Appointment
Cor Brakel, Chairman	67	February 1, 1999
Brent Wheeler	52	July 27, 1998
Marcus Wood	37	March 13, 2000
Rolly van Rappard	43	July 27, 1998
David Milne	45	March 13, 2000

        Cor Brakel.    Mr. Brakel has been a member of the Supervisory Board of Kappa Holding since February 1, 1999. He has held various positions at Shell International Petroleum Company, Elsevier, Wolters Samson Group and Wolters Kluwer N.V. He is also a member of the Supervisory Board of United Services Group N.V., Aalberts Industries N.V. and Athlon Groep N.V.

        Brent Wheeler.    Mr. Wheeler has been a member of the Supervisory Board of Kappa Holding since July 27, 1998 as an appointee of Cinven. He has been a Director of Cinven since 1991 and has been involved in several of their leading investments including Expro, Gardner Merchant, Generale de Santé, Avecia, McKechnie and Klöckner Pentaplast. He is also a director of Klöckner Pentaplast S.A.R.L.

        Marcus Wood.    Mr. Wood has been a member of the Supervisory Board of Kappa Holding since March 13, 2000 as an appointee of Cinven. He has been an investment director of Cinven Limited since 1997. He is also a Director of Santemedia Group Holding S.A.

        Rolly van Rappard.    Mr. Van Rappard has been a member of the Supervisory Board of Kappa Holding since July 27, 1998 as an appointee of CVC. He holds masters degrees from Columbia University in New York, United States and the University of Utrecht, Holland. He has previously held positions at Citicorp and is a managing partner of CVC Capital Partners from 1989. He is also a director of CVC Capital Partners Europe Limited and a member of the Supervisory Board of Wavin B.V. and Veen Bosch & Keuning Uitgevers N.V.

        David Milne.    Mr. Milne has been a member of the Supervisory Board of Kappa Holding since March 13, 2000 as an appointee of CVC. He has been a Director of CVC Capital Partners Limited since 1995. He is also a Director of Kalle Holding GmbH and DT Holding 1 A/S.

        In 2000 an Audit Committee was established. The Kappa Audit Committee currently has three members, including one financial expert. The Audit Committee has met two times in 2003 with the external auditors. In these meetings discussions took place on control matters, such as audit scopes and fees, and on internal audit reports. In addition discussions took place on timing and adoption of International Financial Reporting Standards and the progress in the implementation of the Sarbanes-Oxley related rules and standards.

Management Board

        Our Management Board currently consists of four persons. The Management Board is entrusted with our management and is required to act in accordance with instructions of the Supervisory Board regarding the general financial, social, economic and personnel policies pursued. For further details about the powers and duties of our Management Board and the appointment, suspension and removal of members of our Management Board, see "Item 10.B. Memorandum and Articles of Association".

        The following table sets out certain information with respect to the members of our Management Board:

Name	Age	Position	Date of Appointment
Frits Beurskens	57	President	July 27, 1997
Han Wagter	54	Chief Financial Officer	June 29, 1999
Torbjörn Pettersson	60	Managing Director of Paper & Board	May 18, 2001
Berry Wiersum	48	Managing Director of Packaging	July 1, 2000

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

B.    Compensation

Compensation of Members of Supervisory Board

        The members of the Supervisory Board, other than Mr. Brakel, do not receive any fees from the Kappa Packaging group for serving as a member. The aggregate amount of compensation paid to all of our Supervisory Board members as a group (five persons) for the year ended December 31, 2003 was €45,378 (2002: €45,378). There were no pension charges.

Compensation of Members of Management Board

        The members of the Management Board do not receive any fees for serving as members. The aggregate amount of compensation paid to all of our Management Board members as a group (4 persons) for the year ended December 31, 2003, including salaries, bonuses and pension charges, was €2,350,000 (2002: €2,978,000).

Loans to Members of Supervisory Board and Management Board

        At December 31, 2003, no loans were outstanding to any member of the Management Board or the Supervisory Board from any member of the Group.

Termination Benefits

        We can terminate members of the Management Board and/or the Supervisory Board without having to pay termination benefits, with the exception of Mr. Pettersson, who will receive SEK 2,214,000 for any termination upon the initiative of Kappa Packaging.

Annual Bonus Scheme

        As a way of incentivising management, we operate an annual bonus scheme for members of the Management Board and other senior managers. Any bonus awarded to an individual will be linked to the profit performance of the business unit or units with which the individual is most closely associated and our overall performance.

        Bonus schemes and targets are at the full discretion of the Supervisory Board, and are determined and reviewed on an annual basis by our Remuneration Committee, which is currently comprised of Messrs. Brakel, Wheeler, van Rappard and Beurskens.

C.    Board Practices

        See Items 6.A. and 6.B. above.

D.    Employees

        For 2003, our average number of full time equivalents (including temporary staff) was 16,108 (2002: 16,626; 2001: 13,628). The decrease in average number of full time equivalents in 2003 compared to 2002 is mainly the result of the employee reduction programmes at various plants throughout the Group and the close down of Kappa Mennecy Paper, Kappa Štúrovo Solid Board and Kappa Moscow. The increase in average number of full time equivalents in 2002 compared to 2001 was mainly the result of the consolidation of Alpha as from May 17, 2001.

        We have in place a number of collective labor agreements. These agreements customarily have a term of one or two years. We have historically enjoyed good labor relations in each of our operating units. Since 1993, there has been no significant industrial action within the Group.

        Further reference is made to Note 21 to the Consolidated Financial Statements, included in this document in "Item 17. Financial Statements".

E.    Share Ownership

        Individual share ownership of any member of senior management of the Kappa Packaging Group (currently 121 persons) is less than one percent of any class of stock outstanding, except for Mr. Beurskens, the President, who holds 16,070 depositary receipts of Ordinary Shares A and 851 depository receipts of Preference Shares B and 5,802 depositary receipts of Ordinary Shares C.

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

        The Cinven entities are entities whose funds are managed or advised by Cinven, being currently Cinven Fund No. 1 Limited Partnership, Cinven Fund US No. 1 Limited Partnership, Second Cinven Fund Dutch No. 1 Limited Partnership, Second Cinven Fund Dutch No. 2 Limited Partnership, Second Cinven Fund Dutch No. 3 Limited Partnership, Second Cinven Fund Dutch No. 4 Limited Partnership, Second Cinven Fund No. 1 Limited Partnership, Second Cinven Fund No. 2 Limited Partnership, Second Cinven Fund US No. 1 Limited Partnership, Second Cinven Fund US No. 2 Limited Partnership, Second Cinven Fund US No. 3 Limited Partnership, Barclays UK Retirement Fund Venture Limited Partnership, Coal Pension Venture Limited Partnership, Railway Pension Venture Capital Limited, Cinven Nominees Limited and Second Cinven Fund US No. 1 Co-Investment Limited Partnership.

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

        Stichting Senior Management Kappa is a foundation established to hold the Kappa Holding shares on behalf of members of senior management of the Kappa Packaging Group (currently 121 persons). Stichting Management Kappa owns 8.4% of the voting rights of the Company.

        The following chart shows our current issued share structure.

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

        The Supervisory Board of directors and the Management Board (please see "Item 6. Directors, Senior Management and Employees") hold interest in a total of 34,314 Ordinary Shares A, 1,803 Preference Shares B and 15,152 Ordinary Shares C of the Company. These shares are held through Stichting Senior Management Kappa or through funds managed by Cinven or CVC.

B.    Related Party Transactions

  Stichting Senior Management Kappa

        Stichting Senior Management Kappa is a foundation established to hold the Kappa Holding shares on behalf of members of senior management of the Kappa Packaging Group (121 persons). Stichting Management Kappa owns 8.4% of the voting rights of the Company.

        Stichting Senior Management Kappa holds 100,000 Ordinary Shares A, 6,250 Preference Shares B and 46,413 Ordinary Shares C of the Company at December 31, 2003.

        Stichting Senior Management Kappa provided €2.3 million in subordinated loan financing to Kappa Holding B.V. at December 31, 2003. The principal amount of the loan plus interest compounded and accrued thereon is due to be repaid not before May 17, 2012, unless otherwise agreed. Interest is fixed at a rate of 7% per annum.

        Kappa Packaging Nederland Holding B.V. provided in total €858,925 to Stichting Senior Management Kappa as at December 31, 2003 (2002: €583,332) that was used to re-purchase shares from departing management, or to finance shares kept in reserve.

  Cinven Limited and CVC Capital Partners

        Cinven Limited and CVC Capital Partners, the equity sponsors, provided €199.7 million in loan financing effective July 23, 1998. The principal amount of the loan plus interest compounded and accrued thereon (€319.4 million at December 31, 2003) is due to be repaid on December 31, 2010. Interest is fixed at a rate of 9% per annum.

        Effective May 17, 2001, Cinven Limited and CVC Capital Partners provided an additional €297.1 million in loan financing in connection with the acquisition of Alpha. The principal amount of the loan plus interest compounded and accrued thereon (€356.1 million at December 31, 2003) is due to be repaid not before May 17, 2012, unless otherwise agreed. Interest is fixed at a rate of 7% per annum.

        Cinven Limited and CVC Capital Partners receive annual management fees of €250,000 each from the Group in relation to on-going services as from May 17, 2001 onwards. The total management fee for the year 2003 amounts to €500,000 (2002: €500,000).

C.    Interests of Experts and Counsel

        Not applicable.

Item 8. Financial Information

A.    Consolidated Statements and Other Financial Information

        See Item 17.

Legal Proceedings

        We are party to various legal actions arising in the ordinary course of business. These legal actions cover a broad range of claims spanning our entire business. We believe that the resolution of these legal actions will not, individually or in the aggregate, have a material adverse effect on our financial condition or result of operations.

Dividend Policy

        The Company has currently negative retained earnings and therefore no dividends can be distributed with respect to its ordinary shares. For information regarding dividends on its preference shares, please see Note 15 of the Consolidated Financial Statements included in "Item 17. Financial Statements".

B.    Significant Changes

        Not applicable.

Item 9. The Offer and Listing

A.    Offer and Listing Details

        Not applicable.

B.    Plan of Distribution

        Not applicable.

C.    Markets

        The Senior Subordinated Notes issued in 1999 (all three Terms) are traded on the Luxembourg Stock Exchange. None of the Senior Subordinated Notes are traded on an organized exchange in the United States.

        For further information, reference is made to Note 10 to the Consolidated Financial Statements included in Item 17.

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

  •
  To acquire, manage, exploit, encumber and dispose of movable property, real property and property rights, as well as rights or interests in moveable property, real property and property rights; and

  •
  To acquire, exploit and dispose of patents and other intellectual property rights, to acquire and grant licenses, sublicenses and related rights whatever named and described, and if necessary to protect the rights derived from patents and other intellectual property rights, licenses, sublicenses and related rights against infringement by third parties.

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

        The Management Board requires the prior approval from the Supervisory Board concerning (among others) (i) any investments or other expenditure not provided for in the annual budget and in excess of €1,000,000, (ii) borrowing monies or entering into any other financing arrangements, in excess of €2,000,000, other than drawing under previously approved credits, (iii) entering into any unusual agreement or arrangement with a holder of depositary receipts, a shareholder, a director of the company or any of its subsidiaries or a member of the Supervisory Board (or a person related to any of such persons).

        The General Meeting of Shareholders is authorized to amend the articles of association.

Powers and Rights of Members of the Supervisory Board

        Members of the Supervisory Board are appointed, suspended and/or dismissed by the General Meeting of Shareholders by a majority representing at least 66% of the votes attaching to all the subscribed ordinary shares A, B, C and D. The General Meeting of Shareholders will determine the number of members of the Supervisory Board. The task of the Supervisory Board is to supervise the policies pursued by our Management Board and the general course of our company and its business and to advise the Management Board.

Powers and Rights of Members of the Management Board

        Members of the Management Board are appointed and may be suspended or removed from office by the General Meeting of Shareholders by a majority representing at least 66% of the votes attaching to all the subscribed ordinary shares A, B, C and D, and may also be suspended by the Supervisory Board. The Management Board is entrusted with the management of the Company and shall act in accordance with instructions of the Supervisory Board regarding the general lines of the financial, social, economic and personnel policies pursued.

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

C.    Material Contracts

Senior credit agreement

        In connection with the acquisition of the containerboard and corrugated businesses of AssiDomän on May 17, 2001, Kappa Packaging as borrower and guarantor, and Kappa Holding, Kappa Beheer and certain of our subsidiaries as guarantors entered into a facility agreement with Barclays Capital and Deutsche Bank AG London that amended and restated a senior credit agreement with Barclays Bank PLC and certain other banks named therein dated July 23, 1998. The senior credit agreement now provides term borrowings totaling €1,505.0 million and a €250.0 million revolving credit facility. Term loan A in the amount of €755 million amortizes over a period extending from December 31, 2001 to June 30, 2007; term loan B in the amount of €375 million is due June 30, 2008 and term loan C in the amount of €375 million is due June 30, 2009. The availability of the revolving facility (which may also be borrowed in the form of letters of credit) expires on the earlier of June 30, 2007 and the repayment in full of the term loans. We are required to make a prepayment of amounts outstanding under the senior credit agreement from excess cash flow, the proceeds of certain sales of assets, certain insurance claims or pursuant to purchase price adjustments under the acquisition agreement with AssiDomän. We are also required to make certain prepayments in the event of a change in control or listing of the Company, Kappa Beheer or Kappa Packaging. The senior credit agreement contains customary negative covenants limiting our ability to buy, sell or pledge assets, incur indebtedness, make loans or declare dividends, among other things. We are also required to meet several financial covenants on an ongoing basis and the senior credit agreement contains standard events of default and acceleration provisions.

Wood Supply Agreement

        In connection with our acquisition of Alpha, we entered into a wood supply agreement with the forestry division of AssiDomän (now owned by Sveaskog) pursuant to which it will continue as a key supplier of wood and wood chips to our Piteå mill in Sweden. Under this agreement, the Piteå mill will be supplied with raw materials at market prices until December 31 of the year five years after notice of termination is given by either party subject to a re-negotiation of contract terms, including volume and price, that occurs annually and whenever there is a change of capacity.

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

E.    Taxation

United States Federal Income Tax Considerations

        The following discussion describes certain material US Federal income tax ("US tax") consequences to a US Holder, as defined below, of the ownership and disposition of only the following notes: (i) €370,000,000 aggregate principal amount of Kappa Beheer's 10 5/8% Senior Subordinated Notes due 2009 (the "euro Notes"), and (ii) $100,000,000 aggregate principal amount of Kappa Beheer's 10 5/8% Senior Subordinated Notes due 2009 (the "Dollar Notes") and (iii) €145,000,000 aggregate principal amount of Kappa Beheer's 12 1/2% Senior Subordinated Discount Notes due 2009 (the "Discount Notes" and together with the euro Notes and the Dollar Notes the "Notes"). The following summary does not describe the US tax consequences to a holder of the unregistered notes issued in 2001 or any additional Notes which we may issue in the future, and such holder's US tax consequences may be different from what is set out below. This discussion applies to you only if you hold one or more Notes as capital assets (as defined in the Internal Revenue Code of 1986, as amended (the "Code")) which, generally, are assets held for investment. This description is based on (1) the Code, (2) US Treasury regulations issued under the Code, and (3) administrative and judicial interpretations of the Code and Treasury regulations, each as in effect on the date of this report. All of these authorities are subject to change, possibly with retroactive effect. The Internal Revenue Service (the "IRS") could take a different view of the tax consequences of an investment in the Notes. This discussion does not address all aspects of US federal income taxation that may be relevant to a particular holder of the Notes based on such holder's particular circumstances. For example, the following discussion does not address the US tax consequences of the ownership and disposition of the Notes to holders: that are not US Holders, that will hold the Notes through a partnership or other pass-through entity; that are broker-dealers, insurance companies, tax-exempt organizations, real estate investment trusts, regulated investment companies, or financial institutions; whose functional currency is not the US dollar; or that hold the Notes as part of an integrated investment (including a "straddle") comprised of the Notes and one or more other positions. Moreover, this discussion does not include any description of any state, local, estate or non-US tax consequences.

        A "US Holder" is a holder of a Note that for US tax purposes is a citizen or resident of the United States; a corporation created or organized in or under the laws of the United States or any state of the United States (including the District of Columbia); an estate if its income is subject to US federal income taxation regardless of source; a trust if (1) a US court can exercise primary supervision over its administration and (2) one or more US persons have the authority to control all of its substantial decisions; or certain foreign trusts in existence on August 20, 1996 that elected to continue to be treated as a US trust.

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

        The following amounts will be treated as "contingent interest" for US tax purposes.

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

Special Rules Applicable to US Holders of euro Notes or Discount Notes

        Interest on the euro Notes.    US Holders of euro Notes will be required to determine the dollar value of the interest paid on the euro Notes for purposes of determining the amount of interest includible in income. If you use the cash method of tax accounting, you must determine this dollar value by using the spot rate of exchange, as defined below, of the euro in effect on the date you receive the payment. You will not realize foreign currency gain or loss when you receive such payment. However, you may recognize foreign currency gain or loss upon your actual disposition of the euro which you received, as discussed below.

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

        In addition, if you use the accrual method of tax accounting, you may recognize foreign currency gain or loss when you receive an interest payment attributable to an accrual period. Foreign currency gain or loss will equal the difference, if any, between the dollar value of the interest that you received and the dollar value of interest you accrued for the period to which the interest payment applies, as calculated above. To determine the dollar value of the interest that you received, you generally must translate the amount of the interest that you received in euros into dollars at the spot rate of exchange on the date you received the euros.

        To determine the spot rate of exchange, you must use a spot rate of exchange that reflects a fair market rate of exchange available to the public for currency under a "spot contract" in a free market and involving representative amounts. A spot contract is a contract to buy or sell a currency on or before two business days following the date of execution of the contract.

        Original Issue Discount on the Discount Notes.    We issued the Discount Notes with original issue discount ("OID"). The OID on the Discount Notes is equal to the difference between the sum of all payments (including interest and payment at maturity) required to be made under the Discount Notes and the "issue price" of the Discount Notes. The "issue price" of the Discount Notes is the first price at which a substantial amount of the Discount Notes were sold for cash, excluding sales to underwriters, placement agents or wholesalers.

        If you hold a Discount Note that you acquired at the time of the initial issuance, you must include OID in ordinary income as it accrues regardless of when you receive such OID or your method of tax accounting. For each taxable year (or any portion thereof) that you hold a Discount Note, the amount of OID that you must include in gross income in respect of such Discount Note will be the sum of the daily portions of OID allocated to each day during such taxable year (or any portion thereof). The daily portion of OID to be allocated to each accrual period will be determined by allocating to each day in an accrual period a pro rata portion of the OID allocable to that accrual period. OID allocable to any accrual period will equal the product of the "adjusted issue price" of the Discount Notes as of the beginning of such period and the Discount Notes' yield to maturity. The "adjusted issue price" of a Discount Note as of the beginning of any accrual period will equal the issue price of the Discount Note increased by OID you previously included in income and decreased by any payments you received on the Discount Note.

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

        In general, the dollar value of the OID and, if applicable, market discount (provided an election is made to accrue the market discount currently see ("Market Discount, Acquisition Premium")) on a Discount Note will be determined for any accrual period by using the average rate of exchange, as defined above, for the accrual period, or with respect to an accrual period that spans two taxable years, using the average rate of exchange for the partial period within each taxable year. Applicable Treasury regulations allow taxpayers to elect, in the manner described above, to translate OID (but not market discount) at the spot rate on the last day of the accrual period (and in the case of a partial accrual period, the spot rate of exchange on the last day of the taxable year) or on the date the OID payment is received if such date is within five business days of the end of the accrual period. A US Holder that makes such an election must apply it according to the rules discussed above.

        US Holders of the Discount Notes may recognize foreign currency gain or loss when payments on the Discount Notes are received. At the time the interest accrued in a prior period is received, the US Holder may realize exchange gain or loss equal to the difference if any, between:

  (1)
  the dollar value of the euros received (attributable in the case of OID to the earliest accrual period in which such OID has accrued and to which prior payments have not been attributed), determined by the spot rate of exchange on the date of the receipt of the payment; and

  (2)
  the amount of interest income in dollars previously taken into account in respect of such accrued income.

        The amount of foreign currency gain or loss with respect to such principal will equal the difference, if any, between (1) the dollar value of the euros received attributable to such principal determined by the spot rate of exchange on the date of the receipt of the payment and (2) your tax basis in dollars in such principal, described above.

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

        Receipt of euros.    You will have a tax basis in any euros received under your euro Notes or Discount Notes generally equal to the dollar value of the euros determined by using the spot rate of exchange on the date you receive your payment. If you subsequently exchange your euros for dollars, you will recognize foreign currency gain or loss equal to the difference, if any, between the amount of dollars that you received and your tax basis in the euros.

        Source and Character of Foreign Currency Gain or Loss.    You generally will have to treat foreign currency gain or loss as US source ordinary income or loss.

Market Discount, Acquisition Premium

        General.    If a US Holder acquires a euro Note or Dollar Note for an amount that is less than its stated redemption price at maturity, or in the case of a Discount Note, its revised issue price (generally, adjusted issue price at the time of acquisition), the amount of the difference will be treated as "market discount", unless such difference is less than a specified de minimis amount. Under the market discount rules of the Code, a US Holder will generally be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition (including gift) of, a Note as ordinary income to the extent of any accrued market discount that has not previously been included in income. Market discount generally accrues on a straight-line basis over the remaining term of the Note, unless the US Holder elects to accrue market discount on a constant interest method. A US Holder may not be allowed to deduct immediately all or a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry such note.

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

        A US Holder that acquires a Discount Note for an amount that is greater than the adjusted issue price of such note, but equal to or less than the sum of all amounts payable on such note after the purchase date, will be considered to have purchased such note at an "acquisition premium". Under the acquisition premium rules of the Code and the OID Treasury Regulations, the daily portion of OID which such holder must include in its gross income with respect to such note for any taxable year will be reduced by an amount equal to the OID multiplied by a fraction, the numerator of which is the amount of such acquisition premium and the denominator of which is the OID remaining for the period from the date the Discount Note was purchased to its maturity date.

        Euro Notes or Discount Notes. A US Holder of euro Notes or Discount Notes that elects not to include market discount, if any, in income currently as it accrues, must translate such market discount into US dollars at the spot rate on the disposition date of the euro Notes or Discount Notes. No part of such accrued market discount is treated as exchange gain or loss. See above "Special Rules Applicable to US Holders of euro Notes or Discount Notes" for treatment of market discount which a holder elects to include in income currently as it accrues.

Amortization of Notes Premium

        General.    A US Holder that purchases a Note for an amount in excess of the sum of all remaining payments due on the Note after the purchase date (other than any payments of qualified stated interest in the case of a Discount Note) will be considered to have purchased the Note at a premium. Such holder may elect to amortize such premium (as an offset to interest income), using a constant-yield method, over the remaining term of the Note. Such election, once made, generally applies to all debt instruments held or subsequently acquired by the US Holder on or after the first taxable year to which the election applies and may be revoked only with the consent of the IRS. A US Holder that elects to amortize such premium must reduce its tax basis in the Note by the amount of the premium amortized during its holding period. With respect to a US Holder that does not elect to amortize notes premium, the amount of such premium will be included in the US Holder's tax basis for purposes of computing gain or loss in connection with a taxable disposition of the Note.

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

        Information Reporting and Backup Withholding on the Notes.    In general, if you are a non-corporate US Holder, you may be subject to US information reporting requirements on the payments of principal or interest (including OID) on your Notes or of the proceeds of the sale, exchange or other disposition of your Notes paid within the US or through certain US-related financial intermediaries.

        In general, if you are a non-corporate holder, you may also be subject to US backup withholding at a rate of 28% if you do not provide a taxpayer identification number to, or otherwise establish an exemption with, the payor of each payment regarding your Note. You may credit any amounts withheld pursuant to US backup withholding against your US tax liability and may claim a refund for amounts withheld in excess of your tax liability, provided that you furnish the IRS with the required information.

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

        This summary does not address the Dutch tax consequences of a holder of Notes who holds a substantial interest ("aanmerkelijk belang") in the Company, within the meaning of Section 4.3 of the Dutch Income Tax Act 2001. Generally speaking, a holder of Notes holds a substantial interest in the Company, if such holder of Notes, alone or together with his or her partner (statutory defined term) or certain other related persons, directly or indirectly, holds (i) an interest of 5 percent or more of the total issued capital of the Company or of 5 percent or more of the issued capital of a certain class of shares of the Company, (ii) rights to acquire, directly or indirectly, such interest or (iii) certain profit sharing rights in the Company.

Withholding Tax

        No Dutch withholding tax is due upon payments on the Notes provided that the Notes are not deemed to function as equity within the meaning of article 10(d), paragraph 1, under (d) of the Dutch Corporate Income Tax Act 1969 and none of the payments under the Notes will depend on or will be deemed to depend on profits or the distribution of profits by the Company.

Corporate Income Tax and Individual Income Tax

        Residents of the Netherlands.    If the holder of Notes is subject to Dutch corporate income tax and the Notes are attributable to its (deemed) business assets, income derived from the Notes and gains realized upon the redemption or disposal of the Notes are taxable.

        If the holder of Notes is an individual, resident or deemed to be resident of the Netherlands for Dutch tax purposes (including the individual holder of Notes who has opted to be taxed as a resident of the Netherlands), the income derived from the Notes and the gains realized upon the redemption or disposal of the Notes are taxable at the progressive rates of the Income Tax Act 2001, only if:

  (i)
  the holder of Notes has an enterprise or an interest in an enterprise, to which enterprise the Notes are attributable; or

  (ii)
  such income or gains qualify as "income from miscellaneous activities" ("resultaat uit overige werkzaamheden") within the meaning of Section 3.4 of the Income Tax Act 2001, which include the performance of activities with respect to the Notes that exceed "regular, active portfolio management" ("normaal, actief vermogensbeheer").

        If neither condition (i) nor condition (ii) applies to the individual holder of Notes, the actual income derived from the Notes and the actual gains realized with respect to the Notes will not be taxable. Instead, such holder of Notes will be taxed at a flat rate of 30% on deemed income from "savings and investments" ("sparen en beleggen") within the meaning of Section 5.1 of the Income Tax Act 2001. This deemed income amounts to 4% of the average of the individual's "yield basis" ("rendementsgrondslag") within the meaning of article 5.3 of the Income Tax Act 2001 at the beginning of the calendar year and the individual's yield basis at the end of the calendar year, insofar the average exceeds a certain threshold. The fair market value of the Notes will be included in the individual's yield basis.

        Non-residents of the Netherlands.    A holder of Notes that is not a resident nor deemed to be a resident of the Netherlands for Dutch tax purposes (nor, if such holder is an individual, has opted to be taxed as a resident of the Netherlands) is not taxable in respect of income derived from the Notes or gains realized upon the redemption and disposal of the Notes, unless:

  (i)
  such holder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which Dutch permanent establishment or permanent representative the Notes are attributable; or

  (ii)
  such holder is entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands, other than by way of securities or through an employment contract, and to which enterprise the Notes are attributable; or

  (iii)
  such holder is an individual and such income or gains qualify as income from miscellaneous activities in the Netherlands ("resultaat uit overige werkzaamheden") within the meaning of Section 3.4 of the Income Tax Act 2001, which include the performance of activities in the Netherlands with respect to the Notes that exceed "regular, active portfolio management" ("normaal, actief vermogensbeheer").

        Gift and Inheritance Taxes Residents of the Netherlands.    Generally, gift and inheritance taxes will be due in the Netherlands in respect of the acquisition of the Notes by way of a gift by, or on the death of, a holder of Notes who is a resident or deemed to be a resident of the Netherlands for the purposes of Dutch gift and inheritance tax at the time of the gift or his or her death.

        An individual of the Dutch nationality is deemed to be a resident of the Netherlands for the purposes of the Dutch gift and inheritance tax, if he or she has been resident in the Netherlands during the ten years preceding the gift or his or her death. An individual of any other nationality is deemed to be a resident of the Netherlands for the purposes of the Dutch gift and inheritance tax only if he or she has been residing in the Netherlands at any time during the twelve months preceding the time of the gift.

        Non-residents of the Netherlands.    No gift or inheritance taxes will arise in the Netherlands in respect of the acquisition of the Notes by way of gift by, or as a result of the death of, a holder of Notes who is neither a resident nor deemed to be a resident of the Netherlands for the purposes of the Dutch gift and inheritance tax, unless:

  (i)
  such holder at the time of the gift has or at the time of his or her death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which Dutch permanent establishment or permanent representative the Notes are or were attributable; or

  (ii)
  the Notes are or were attributable to the assets of an enterprise that is effectively managed in the Netherlands and the donor is or the deceased was entitled to a share in the profits of that enterprise, at the time of the gift or at the time of his or her death, other than by way of securities or through an employment contract; or

  (iii)
  in the case of a gift of the Notes by an individual who at the date of the gift was neither a resident nor deemed to be a resident of the Netherlands, such individual dies within 180 days after the date of the gift, while at the time of his or her death being a resident or deemed to be a resident of the Netherlands.

        Treaties.    Treaties may limit the Dutch sovereignty to levy gift and inheritance tax.

        Other Taxes and Duties.    No Dutch capital tax, registration tax, customs duty, value added tax, transfer tax, stamp duty or any other similar tax or duty other than court fees, will be due in the Netherlands by a holder of Notes in respect of or in connection with the subscription, issue, placement, allotment or delivery of the Notes.

        European Union Savings Directive in 2003.    On June 3rd, 2003, the European Council of Economics and Finance Ministers adopted a Directive on the taxation of savings income under which Member States will be required, if a number of important conditions are met and from a date not earlier than 1st January, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that, for a transitional period, Belgium, Luxembourg and Austria will instead be required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

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

        You may inspect the information that we filed with the Commission at the public reference facilities maintained by the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

        Upon reasonable request, documents referred to in this Annual Report on Form 20-F may be inspected at the company's head office:

Dr. Holtroplaan 5
NL—5652 XR Eindhoven
P.O. Box 8714
NL—5605 LS Eindhoven

Telephone +31 (0)40 214 07 77	e-mail: info@kappapackaging.com
Fax +31 (0)40 214 07 99	Website: www.kappapackaging.com

I.     Subsidiary Information

        Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to market risks, including adverse changes in interest rates and foreign currency exchange rates as discussed below:

Interest rate risk

        To reduce our floating rate interest exposure on our debt instruments, we entered into interest rate swaps. An interest rate swap is a contract between two parties to exchange interest payments on a specified principal amount (referred to as the notional principal) for a specified period. The swaps we entered into effectively involve the exchange of streams of variable interest payments for fixed rate interest payments. We entered into the swaps to hedge against the risk of movements in market rates of interest on our senior debt and to manage the Group's exposure to its variable rate borrowing. The swaps are denominated in euros. We do not enter into interest rate derivative instruments for trading or speculative purposes.

Foreign currency exchange rate risk

        To reduce the US dollar currency exposure on the US dollar Term of the senior subordinated notes, we entered into a US dollar/euro coupon swap. The coupon swap exchanges the US dollar stream of fixed interest payments into fixed rate euro payments. After maturity in July 2004, we expect to enter into a new US dollar/euro coupon swap.

        To reduce the US dollar currency exposure on the US dollar Term of the senior subordinated notes, we entered into currency forward contracts (buy US dollar, sell euro) which mature on July 15, 2004. After maturity in July 2004, we expect to enter into new currency forward contracts (buy US dollar, sell euro)

        The majority of our revenues and costs are generated in euro. We also generate a portion of our earnings and incur a portion of costs in non-euro currencies, including British pounds (GBP), Czech koruna (CZK), Norwegian kroner (NOK), Polish zlotys (PLN), Slovak koruna (SKK), US dollars (US$) and Swedish kronor (SEK).

        We seek to manage our currency risk by funding non-euro based operations in local currencies. In order to hedge cash receipts from firm export sales orders, we enter into foreign currency forward contacts to sell the relevant non-euro currencies with varying maturities of no longer than one year. Our financial results reflect the hedged exchange rates on these sales transactions.

        The table below provides information about our main foreign currency forward exchange contracts.

Currency contracts:	Fair value at December 31, 2003 (in € millions)
Receive US$/Pay €	(10.8)
Receive SEK/Pay €	(0.6)
Receive SKK/Pay €	(0.1)
Receive US$/Pay €	(0.2)
Pay GBP/Receive €	0.1
Pay NOK/Receive €	0.2
Pay US$/Receive €	1.0
Pay ZAR/Receive €	0.1
Receive SEK/Pay US$	0.1

Fair Values

        The table below provides information about our interest related derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For our senior credit facility and our senior subordinated notes, the table below presents principal payment amounts and weighted average interest rates by contractual payment dates. The discount notes have a non-cash interest portion that is added to the principal on a semi-annual basis. The variable rate portion of our senior credit facility is based on EURIBOR at December 31, 2003 of 2.17%. The rates presented are not intended to project our expectations for the future. The table presents notional amounts and related interest rates for the swap agreement. Under this swap agreement, the interest is paid semi-annually to the counterparty.

        The carrying value of the variable interest rate debt under the senior credit facilities approximates fair value. The fair value of the US$ Term of the senior subordinated notes is based on the US dollar/euro foreign exchange spot rate as at December 31, 2003. The fair value of the interest rate swap agreement has been determined based on quoted market prices for similar instruments and/or appropriate valuation models by the counterparty. The fair values of the loans made to us by Cinven and CVC have been determined by means of the discounted cash flow method. The interest rate used is based on actual interest rates at year-end 2003 and 2002, including a risk mark-up determined at the date of issuance of the loans (167 basis points).

	2004	2005	2006	2007	Thereafter	Total	Fair value at December 31, 2003
	(in € millions)
Long-term debt
Variable rate
Senior debt	129.3	153.7	170.5	93.7	745.6	1,292.8	1,292.8
Fixed rate
Senior subordinated notes ( )	—	—	—	—	596.1	596.1	631.6
Fixed average interest rate loan	—	—	—	—	11.05%	11.05%
Senior subordinated notes (2003)	—	—	—	—	95.0	95.0	101.9
Fixed average interest rate loan	—	—	—	—	10.625%	10.625%
Shareholders' loans	—	—	—	—	678.3	678.3	744.1
Fixed average interest rate loan	—	—	—	—	7.94%	7.94%
Derivative Instruments
Interest rate swap (notional contract 3.67% contract amount €1,145.0 million)(1)	—	—	—	—	—	—
Pay fixed, receive variable
(6 months EURIBOR at 2.17% at December 31, 2003)							(18.3)
Currency coupon swap (notional contract amount €48.7 million). Receive US$, pay €	—	—	—	—	—	—	(1.2)

(1)
An interest rate swap was entered into to hedge the floating rate interest on our senior credit facility: Terms A, B and C (€1,292.8 million as at December 31, 2003). Under the swap, we pay a fixed rate of 3.67% and receive a floating rate of EURIBOR (2.17% at December 31, 2003) on a semi-annual basis from the counterparty. The interest swap will expire on June 30, 2007. The notional value of the swap is €1,145.0 million at December 31, 2003 and decreases in line with the decreasing principal on the senior credit facilities as follows:

    €1,085 million on June 30, 2004
    €1,025 million on December 31, 2004

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

PART II.

Item 13. Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        None; Not applicable.

Item 15. Controls and Procedures

        We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Form 20-F. Based on this evaluation, which will be used as input for further improvement actions, we concluded that our controls and procedures are effective in timely alerting them to material information about Kappa Holding and its consolidated subsidiaries, subject to the following.

        As a result of the differences in interpretation of US GAAP, leading to the restatements of the Company's US GAAP financial information as described in Note 28(a) to the consolidated financial statements, the Management Board concluded that the current level of corporate accounting resources will be reviewed and strengthened.

        As part of the communications by our independent auditors, PricewaterhouseCoopers Accountants N.V., to our audit committee with respect to their audit procedures for the year ended December 31, 2003, they informed us that the restatements constituted a reportable condition as defined in standards established by the American Institute of Certified Public Accountants in our procedures relating to the preparation of US GAAP information required by the Securities and Exchange Commission.

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

        There have been no significant changes in our internal controls over financial reporting that could significantly affect those controls subsequent to the date of this evaluation.

Item 16A. Audit Committee financial expert

        The Supervisory Board of Directors has determined that Mr. C. Brakel is an "audit committee financial expert" as defined in Item 16A of Form 20-F.

Item 16B. Code of Ethics

        We have formalized and adopted a code of ethics that will apply amongst others to our Chief Executive Officer, Chief Financial Officer and Director Accounting & Control and which will be posted on our webside www.kappapackaging.com.

Item 16C. Principal Accountant Fees and Services

        PricewaterhouseCoopers Accountants N.V. has served as Kappa Packaging's independent public accountant for each of the years in the three-year period ended December 31, 2003, for which audited financial statements are included in this annual report on Form 20-F.

        The auditor is appointed annually based on the annual approval of scopes and related audit fees by both the Management Board and Audit Committee/Supervisory Board. We expect PricewaterhouseCoopers Accountants N.V. to be appointed as the auditor for 2004.

        The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers to Kappa Packaging in 2003 and 2002:

	Year ended December 31, 2003	Year ended December 31, 2002
	(in € thousands)
Audit fees(1)	2,498	2,388
Audit-related fees(2)	294	545
Tax fees(3)	877	747
All other fees(4)	41	80

Total	3,710	3,760

(1)
Audit fees consist of fees for the annual audit of the Company's consolidated financial statements and the statutory financial statements of the Company's subsidiaries. They also include fees for other audit services, which are those that only the external auditor (reasonably) can provide like the review of documents filed with the SEC.

(2)
Audit-related services comprise fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements including consultations concerning the potential adoption of International Financial Reporting Standards and (goodwill) impairment testing.

(3)
Tax services comprise fees for compliance services and tax advisory services.

(4)
All other fees include other consulting services like treasury-, e-commerce-, corporate finance- and other (non-audit) advisory services.

(4)   Audit Committee Pre-approval Policies and Procedures

        The Audit Committee is a sub-committee of the Supervisory Board, whose purpose is to review and report to the Supervisory Board on the accounting and financial reporting process, the system of internal controls and the audit process.

        A further purpose is the duty to pre-approve all audit and permissible non-audit services provided by our independent auditors for which the Audit Committee adopted a policy ("the Policy").

        Under the Policy, proposed services either (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services ("general pre-approval"); or (ii) require the specific pre-approval of the Audit Committee ("specific pre-approval"). The Audit Committee may delegate either the type of pre-approval authority to one or more of its members. The Policy sets out the audit, audit-related, tax and other services that received the general pre-approval of the Audit Committee, including those described in the footnotes to the table, above; these services are subject to annual review by the Audit Committee.

        For audit-related services, pre-approval is required for each assignment with a fee value of more then €500.000. For lower fee amounts the nature of these assignments will be discussed annually. These discussions are to be considered as the equivalent of a pre-approval process.

        For permissible non-audit services, the Audit Committee should specifically approve the decision in advance, if the fee value of these services is above €1 million. Otherwise pre-approval takes place at the annual meeting.

        The Audit Committee establishes budgeted fee levels annually for each of the four categories of audit and non-audit services that were pre-approved under the Policy, namely audit, audit-related, tax and other services. Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by the Chief Financial Officer. At each annual meeting of the Audit Committee, the external auditor provides a report in order for the Audit Committee to review the services that the external auditor is providing, as well as the status and cost of those services.

        During 2003, there were no services provided by PricewaterhouseCoopers Accountants to Kappa Packaging that were specifically approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

        Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not applicable.

PART III.

Item 17. Financial Statements

        See pages F-1 through F-69.

Item 18. Financial Statements

        See Item 17.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Deed of Incorporation and Articles of Association of Kappa Holding B.V. (including English translation).*
2.1
Indenture dated July 23, 1999 (the "Euro Indenture") between Kappa Beheer B.V., Kappa Holding B.V., Kappa Packaging B.V. and The Bank of New York, London Branch, as trustee, with respect to €370,000,000 aggregate principal amount of 10 5/8% Senior Subordinated Notes due 2009 (the "euro Notes") (incorporated by reference to Exhibit 4.1 of Form F-4 (Registration No.333-11044) of Kappa Beheer B.V.).
2.2	Supplemental Indenture dated May 17, 2001 to the Euro Indenture between Kappa Beheer B.V., Kappa Holding B.V., Kappa Packaging B.V. and The Bank of New York, London Branch, as trustee.*
2.3	Form of Euro Note (included as part of Exhibit 2.1).
2.4	Form of Guarantee of Euro Note (included as part of Exhibit 2.1).
2.5
Indenture dated July 23, 1999 (the "Dollar Indenture") between Kappa Beheer B.V., Kappa Holding B.V., Kappa Packaging B.V. and The Bank of New York, London Branch, as trustee, with respect to $100,000,000 aggregate principal amount of 10 5/8% Senior Subordinated Notes due 2009 (the "Dollar Notes") (incorporated by reference to Exhibit 4.4 of Form F-4 (Registration No. 333-11044) of Kappa Beheer B.V.).
2.6	Supplemental Indenture dated May 17, 2001 to the Dollar Indenture between Kappa Beheer B.V., Kappa Holding B.V., Kappa Packaging B.V. and The Bank of New York, London Branch, as trustee.*
2.7	Form of Dollar Note (included as part of Exhibit 2.5).
2.8	Form of Guarantee of Dollar Note (included as part of Exhibit 2.5).
2.9
Amendment and Restatement Agreement dated May 17, 2001 relating to a Facility Agreement (Senior Credit Agreement) dated July 23, 1998, between Kappa Packaging B.V. and certain companies within the Kappa Group, Barclays Capital and Deutsche Bank AG London, as Senior Joint Mandated Lead Arrangers, and Barclays Bank Plc as Senior Facility Agent and Security Agent.*
2.10
Investors Loan Agreement dated July 23, 1998 between Kappa Holding B.V. as borrower and the CVC Investors and the Cinven Investors (both as defined therein) as lenders (incorporated by reference to Exhibit 10.4 of Form F-4 (Registration No.333-11044) of Kappa Beheer B.V.).
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
2.13
Indenture dated May 18, 2001 between Kappa Beheer B.V., Kappa Packaging B.V. and The Bank of New York, London Branch, as trustee, with respect to €100,000.00 aggregate principal amount of 12 1/2% Senior Subordinated Notes due 2009 (the "12 1/2% Notes").*

2.14	Form of 12 1/2% Note (included as part of Exhibit 2.17).
2.15	Form of Guarantee of 12 1/2% Note (included as part of Exhibit 2.17).
2.16
2001 Shareholder Loan Agreement dated May 17, 2001, between Kappa Holding B.V. as borrower and the CVC Investors and the Cinven Investors (both as defined lenders under the Senior Credit Agreement, and the other party listed therein.**
2.17
Indenture dated May 16, 2003 between Kappa Beheer B.V. Kappa Holding B.V. and Kappa Packaging B.V. and The Bank of New York, London Branch, as trustee, with respect to €95,000,000 aggregate principal amount of 105/8% Notes due 2009.
4.3
Paying, Registrar and Transfer Agency Agreement dated May 18, 2001 between Kappa Beheer B.V., Kappa Packaging B.V., The Bank of New York, London Branch, as trustee, The Bank of New York, London Branch, as registrar, The Bank of New York, London Branch, as transfer agent and The Bank of New York, London Branch as principal paying agent, with respect to the 12 1/2% Notes.*
4.4	Kappa Holding Warrant Agreement dated May 18, 2001 between Kappa Holding B.V., Packaging Investments Limited, as warrant holder, and The Bank of New York, New York Branch, as warrant agent.*
4.5
Amendment and Restatement Agreement dated May 17, 2001 relating to a Supplemental Amended and Restated Intercreditor Agreement dated July 23, 1998 between Kappa Packaging B.V., as borrower and obligor's agent, the Senior Finance Parties and Senior Hedge Counterparties, Barclays Bank PLC, as senior facility agent and security agent and Cinven Limited and CVC Capital Partners B.V., as investor's agents.*
4.6
Amendment and Restatement Deed dated July 23, 1999 relating to an Intercreditor Agreement dated July 23, 1998, as amended on September 3, 1998, between Kappa Holding B.V., Kappa Beheer B.V., Kappa Packaging B.V. and Barclays Bank PLC as senior agent, mezzanine agent and security agent for the lenders under the Senior Credit Agreement, and the other parties listed therein (incorporated by reference to Exhibit 4.11 of Form F-4 (Registration No.333-11044) of Kappa Beheer B.V.).
4.7	Wood Supply Agreement—Fiber Raw Material, dated May 16, 2001 between Assi Domän Packaging AB, as Purchaser, and Assi Domän Wood Supply AB, as Seller.**
8.1	Subsidiaries of Kappa Holding B.V., Kappa Beheer B.V. and Kappa Packaging B.V. (included as Note 28 to "Item 17. Financial Statement").**
12.1	Certification by the President/Managing Director of Kappa Holding B.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer/Managing Director of Kappa Holding B.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the President/Managing Director of Kappa Holding B.V., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer/Managing Director of Kappa Holding B.V., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*
Incorporated by reference to the Issuer's previously filed Annual Report on Form 20-F dated June 29, 2001.

**
Incorporated by reference to the Issuer's previously filed Annual Report on Form 20-F dated June 28, 2002.

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

Dated August 19, 2004

INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF THE KAPPA PACKAGING GROUP AS AT DECEMBER 31, 2003 AND 2002 AND FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

        The consolidated financial statements contain the financial position, results of operations and cash flows for the consolidated entities that include the non-guarantor subsidiaries. For the financial position, results of operations and cash flows of the issuer of the Senior Subordinated Notes and its guarantors refer to Note 29.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kappa Holding B.V.:

        We have audited the accompanying consolidated balance sheets of Kappa Holding B.V. and its subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, of cash flows and of shareholders' equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the Netherlands and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Kappa Holding B.V. and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the Netherlands.

        Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28, as restated, to the consolidated financial statements.

Amsterdam, the Netherlands
March 31, 2004, except for the effects of Note 28(a), as to which the date is August 16, 2004

PricewaterhouseCoopers Accountants N.V.

KAPPA PACKAGING GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2003, 2002 and 2001

(€ in millions)

	Note	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Sales		2,841.7	2,923.8	2,471.3
Net change in work in progress and finished goods		(10.0)	13.8	1.0

Net sales including net change in work in progress and finished goods		2,831.7	2,937.6	2,472.3
Raw material costs		(1,003.7)	(1,077.6)	(917.7)
External services		(524.8)	(523.3)	(434.7)
Labor costs	20	(702.6)	(697.9)	(561.9)
Other operating costs	21	(183.3)	(197.8)	(135.9)
Depreciation, amortization and impairment charges	22	(210.3)	(218.5)	(176.0)

Total operating costs and expenses		(2,624.7)	(2,715.1)	(2,226.2)

Operating income		207.0	222.5	246.1
Interest expense, net	23	(187.6)	(192.0)	(167.8)
Interest expense on Shareholders' loans	13	(50.2)	(46.2)	(34.9)

Result before income taxes		(30.8)	(15.7)	43.4
Income taxes	24	6.5	5.4	(19.1)
Income from participations		0.4	0.6	0.2
Minority interests		(0.1)	(0.2)	(0.2)

Income/(loss) before extraordinary items		(24.0)	(9.9)	24.3
Extraordinary items, net of tax	25	—	—	(13.1)

Net income/(loss)		(24.0)	(9.9)	11.2

The accompanying notes are an integral part of these consolidated financial statements.

KAPPA PACKAGING GROUP

CONSOLIDATED BALANCE SHEETS

As at December 31, 2003 and 2002

(€ in millions)

	Note	December 31, 2003	December 31, 2002
Assets
Cash and cash equivalents	2	240.7	233.6
Accounts receivable		419.6	451.5
Other receivables	4	52.4	55.6
Inventories	5	249.9	272.2

Total current assets		962.6	1,012.9
Tangible fixed assets	6	1,604.5	1,654.7
Intangible fixed assets	7	855.3	882.1
Other non-current assets	8	103.3	93.6

		3,525.7	3,643.3

Liabilities
Bank overdrafts	12	0.6	1.4
Current portion of term loan facilities	12	129.3	101.8
Current portion of other long-term liabilities	12	4.2	5.6
Other current liabilities	9	505.2	507.1

Total current liabilities		639.3	615.9
Term loan facilities	12	1,163.5	1,301.3
Senior subordinated notes	12	691.1	685.5
Other long-term liabilities	12	13.9	15.0

Total long-term liabilities		1,868.5	2,001.8
Provisions	10	259.1	272.3
Shareholders' loans	13	678.3	628.0
Minority interests	14	1.4	1.3
Commitments and contingencies	16
Shareholders' equity
Share capital	15	0.8	0.8
Additional paid-in capital	15	152.9	152.9
Legal reserve	15	—	—
Retained earnings (accumulated deficit)		(29.6)	(5.6)
Accumulated other comprehensive income		(45.0)	(24.1)

Total Shareholders' equity		79.1	124.0

		3,525.7	3,643.3

The accompanying notes are an integral part of these consolidated financial statements.

KAPPA PACKAGING GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2003, 2002 and 2001

(€ in millions)

	Year ended, December 31, 2003	Year ended, December 31, 2002	Year ended December 31, 2001
Cash flows from operating activities:
Net income/(loss)	(24.0)	(9.9)	11.2
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation of tangible fixed assets	181.1	187.8	152.4
Amortization of intangible fixed assets	29.2	30.7	23.6
Amortization of finance charges	12.2	11.3	7.5
Share in result of participations	(0.4)	(0.6)	(0.2)
Minority interests	0.1	0.2	0.2
Accretion of Shareholders' loans and senior subordinated notes	65.7	60.0	47.1
Addition to pension provisions	10.2	8.5	7.0
Addition to/(release from) deferred tax liabilities	(23.3)	(7.9)	3.9
Addition to/(release from) restructuring and other provisions	19.6	6.5	(7.0)
Changes in operating assets and liabilities:
Inventories	19.5	(18.2)	43.1
Accounts receivable	25.3	16.6	41.3
Other receivables	2.3	15.6	(51.2)
Accounts payable	(6.7)	51.8	(37.1)
Accrued liabilities	10.2	(31.4)	43.1
Paid from restructuring and other provisions	(33.2)	(39.5)	(42.6)
Paid from pension provisions	(8.3)	(8.0)	(6.4)

Net cash provided by operating activities	279.5	273.5	235.9
Cash flows from investing activities:
Investments, net in tangible fixed assets	(141.4)	(162.1)	(154.6)
Investments, net in intangible fixed assets	(2.3)	(2.3)	(7.9)
Investments, net in other non-current assets	(0.6)	2.3	(76.2)
Acquisition of Group companies	(1.7)	—	(1,123.2)
Disposal of Group companies	—	0.3	—

Net cash used in investing activities	(146.0)	(161.8)	(1,361.9)

Cash flows from financing activities:
Issuance of term loan facilities	—	—	1,505.0
Repayment of term loan facilities	(110.2)	(75.5)	(664.0)
Issuance of Shareholders' loans	—	—	299.4
Issuance of senior subordinated notes	95.0	—	100.0
Repayment of senior subordinated notes	(100.0)	—	—
Issuance of shares	—	—	0.6
Short-term borrowings banks repaid	(1.2)	(18.6)	(19.2)
Other long-term debt repaid	(6.3)	(5.6)	(3.4)

Net cash provided by/(used in) financing activities	(122.7)	(99.7)	1,218.4

Net increase/(decrease) in cash and cash equivalents	10.8	12.0	92.4
Cash and cash equivalents beginning of period	233.6	217.6	76.7
Cash from acquisitions	0.3	—	52.7
Effect of exchange rate changes on cash	(4.0)	4.0	(4.2)

Cash and cash equivalents end of period	240.7	233.6	217.6

Supplemental cash flow information:
Interest paid	152.4	165.9	155.7
Income taxes paid/(refund)	15.6	9.4	(3.9)
Non-cash investing and financing transactions:
Acquisition of assets under capital lease	2.8	8.8	—

The accompanying notes are an integral part of these consolidated financial statements.

KAPPA PACKAGING GROUP

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended December 31, 2003, 2002 and 2001

(€ in thousands)

	Share capital	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income/(loss)	Total	Comprehensive income/(loss)
Balance at December 31, 2000	572	152,579	—	(6,865)	(4,953)	141,333
Issuance of shares	258	322	—	—	—	580
Net result for the period	—	—	—	11,165	—	11,165	11,165
Translation adjustment	—	—	—	—	(9,388)	(9,388)	(9,388)
Transfers	(7)	—	4,307	(4,300)	—	—

Total comprehensive income							1,777

Balance at December 31, 2001	823	152,901	4,307	—	(14,341)	143,690
Net result for the period	—	—	—	(9,945)	—	(9,945)	(9,945)
Translation adjustment	—	—	—	—	(9,713)	(9,713)	(9,713)
Transfers	—	—	(4,300)	4,300	—	—

Total comprehensive loss							(19,658)

Balance at December 31, 2002	823	152,901	7	(5,645)	(24,054)	124,032
Net result for the period	—	—	—	(23,956)	—	(23,956)	(23,956)
Translation adjustment	—	—	—	—	(20,958)	(20,958)	(20,958)

Total comprehensive loss							(44,914)

Balance at December 31, 2003	823	152,901	7	(29,601)	(45,012)	79,118

The accompanying notes are an integral part of these consolidated financial statements.

KAPPA PACKAGING GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Basis of presentation

Business

        Kappa Holding B.V. (the "Company") and its subsidiaries in which it owns, directly or indirectly, a controlling interest ("the Kappa Packaging Group" or "the Group"), is headquartered in the Netherlands and is engaged in the manufacturing and marketing of containerboard, solid board, corrugated packaging and solid board packaging across a wide range of product lines to a broad base of customers. The Group effectively commenced trading under the name "Kappa Packaging" as per June 1, 1998.

        On May 17, 2001, Kappa Packaging completed the acquisition of AssiDomän's containerboard and corrugated packaging business ("Alpha"). Kappa Packaging opted to fully integrate these businesses into the Group in order to achieve the optimal business and financial effects.

        The Group has manufacturing facilities and sales offices in the Netherlands, Germany, United Kingdom, Belgium, France, Poland, Norway, Czech Republic, the United States of America, Spain, Italy, Sweden, Denmark, Finland, Slovakia, Russia, Hungary, Lithuania, Switzerland, Norway and South Africa. Substantially all of the Group's sales are realized in Europe. See Note 32 for a summary of subsidiaries.

2.     Summary of significant accounting policies

Basis of preparation

        The accompanying consolidated financial statements are presented in euro and have been prepared in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP") on historical cost basis.

        These consolidated financial statements differ in certain respects from the consolidated financial statements and disclosures included in the Kappa Packaging Group Annual Report 2003 furnished to Kappa Packaging Group's shareholders. Among other things, the parent company (Kappa Holding B.V.) balance sheet and income statement and related disclosures are not included in these consolidated financial statements. In addition, additional footnote disclosures have been added in order for these consolidated financial statements to comply with the reporting and disclosure requirements of the US Securities and Exchange Commission.

        Assets and liabilities are stated at cost when acquired or incurred unless indicated otherwise.

        Where necessary, the value of assets has been reduced to reflect diminution in value.

Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles in the Netherlands requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year then ending. Actual results may differ from these estimates.

Principles of consolidation

        The consolidated financial statements include the accounts of the Company and the companies in which it has a controlling interest ("Group companies"). Group companies are fully consolidated; minority interests in equity are shown separately.

        The results and cash flows of Group companies and participations acquired or disposed of by the Group have been reflected from respectively until the date that controlling interest exists. The results of Alpha have been consolidated as from May 17, 2001.

        Intercompany balances, transactions and unrealised profits have been eliminated.

Foreign currencies—Transactions

        All transactions in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Accounts receivable, cash and cash equivalents and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the balance sheet date, unless these are reflected in currency forward contracts. In such cases, valuation takes place using a currency forward rate. Foreign exchange gains and losses resulting from transactions in foreign currencies are included in the profit and loss account, except for those transactions that are being hedged. Foreign exchange gains and losses arising on trading transactions are taken to operating result; those arising on cash and cash equivalents, current investments and borrowings are taken to financial items.

Foreign currencies—Consolidation principles

        Assets and liabilities of foreign Group companies in currencies other than euro are translated at the rates prevailing at the balance sheet date. Revenues and expenses of those Group companies are translated at the average exchange rates for the year. Translation gains and losses are recorded directly in accumulated comprehensive income.

        Translation differences arising from long-term loans to group companies are also recorded directly in accumulated comprehensive income.

        The following translation rates against the euro have been used (main currencies only):

Currency per €	December 31, 2003	Average 2003	December 31, 2002	Average 2002	December 31, 2001	Average 2001
SEK	9.0744	9.1628	9.1408	9.1813	9.2593	9.0842
GBP	0.7048	0.6794	0.6515	0.6191	0.6098	0.6237
USD	1.2580	1.0963	1.0438	0.9002	0.8850	0.9023
CZK	32.3000	31.6792	31.5956	31.2199	32.0513	34.4531
SKK	41.4000	41.5586	41.3223	42.6061	42.7899	43.4718

Cash and cash equivalents

        The Group considers all highly liquid instruments with maturity of three months or less to be cash and cash equivalents. At December 31, 2003 all cash and cash equivalents of the Group represents cash held with financial institutions and is freely available to the Company. Cash and cash equivalents included a deposit in an escrow-account of €5.0 million as at December 31, 2002, which became available to the Group on April 1, 2003. Bank overdrafts are classified under current liabilities.

Accounts receivable

        Accounts receivable are stated at face value, less an allowance for bad debts of €22.2 million and €22.2 million at December 31, 2003 and 2002 respectively. Bad debt expense during the years ended December 31, 2003, 2002 and 2001 were €6.8 million, €6.7 million and €6.2 million respectively.

Inventories

        Inventories are stated at the lower of cost and net realisable value with cost being determined by the first-in first-out ("FIFO") method. Finished goods inventory and work in progress consists of the cost of raw materials and consumables, labor costs, depreciation, other direct costs and related production overhead. Inventories are reduced by a provision for obsolescence to reflect diminution in value of €12.8 million and €12.4 million at December 31, 2003 and 2002 respectively. Obsolescence expense during the years ended December 31, 2003, 2002 and 2001 were €2.8 million, €2.9 million and €(1.4) million respectively.

Tangible fixed assets

        Tangible fixed assets are stated at acquisition cost, less accumulated depreciation. These costs include expenditures for major improvements and replacements and interest costs associated with major construction projects.

        Depreciation is calculated on a straight-line basis, based on acquisition price less residual value and the estimated useful life of the related asset.

        The estimated useful lives are:

Years
Buildings:
Portable buildings	3
Metal buildings	15–20
Brick buildings	30–40
Plant and equipment	10–20
Other tangible fixed assets	3–10

        Assets under construction (until placed in service) and land are not depreciated. When an asset is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income (as part of other operating expenses).

        Spare parts that are specifically attributable to certain machines or installations are capitalized. All other spare parts are charged to the profit and loss account as maintenance expense.

        Tangible fixed assets operated by the Group under financial lease agreements are capitalised, the cost of which has been determined as the lower of the fair value of the leased property or the sum of the discounted value of future lease payments. The corresponding rental obligations, net of finance charges, are presented under liabilities with the interest element of the finance charge being taken to income (as part of interest expense, net) over the lease period. Tangible fixed assets acquired under financial lease agreements are depreciated over the lesser of the estimated useful life of the asset or the lease period.

Intangible fixed assets

        Goodwill is recognized on acquisitions and accounted for, using the purchase method, as the excess of the purchase price over the fair value of the net assets acquired. Goodwill is only recognized on acquisitions after December 31, 1996, when the predecessor of the Group changed its accounting policy related to the treatment of goodwill. Prior to this date, goodwill was written off directly to equity. Goodwill is now capitalized and amortized on a straight-line basis over its estimated useful life of 40 years. The assessment of 40 years is based upon the consideration that a permanent advantage is realized mainly because of high entry-barriers to the market.

        Software development costs associated with identified and unique products, which are controlled by the Group and have future economic benefits extending beyond one year, are recognized as an intangible fixed asset. These costs are amortized using the straight-line method over their useful lives, not exceeding a period of three years.

        Other intangible fixed assets mainly relate to consultancy projects, which we believe will provide a future benefit to the Group. These costs are amortized using the straight-line method over their estimated useful lives, not exceeding a period of five years.

Impairment of long-lived assets

        The carrying values of long-lived assets are reviewed at each balance sheet date, to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated, being the higher of the asset's net selling price and its value in use. The value in use is based on the total of the discounted cash flows to be derived from that asset. An impairment loss is recognised when the carrying value of an asset exceeds the recoverable amount.

        A previously recognised impairment loss on tangible fixed assets is reversed when there has been a change in the estimates used to determine the recoverable amount.

        For goodwill, a recognised impairment loss is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur and subsequent external events have occurred which reverse the effect of that event.

Other non-current assets

        Associated companies, being those companies in which significant influence but not control is exercised over the business and financial policies, are valued to reflect the Group's share in such companies' equity, determined in accordance with the Group's accounting principles. Other participations, being those companies in which no significant influence is exercised, are valued at the lower of cost and net realisable value.

        Other non-current assets include participations, receivables with financing characteristics due from participations, deferred tax assets and capitalized financing costs. The capitalized financing costs are stated at cost and are amortized over the term of the related debt.

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

        Concentration of credit risk with respect to trade receivables is generally limited due to the large number of customers and their dispersion across geographic areas. Group companies have to follow strict policies to mitigate the risk of non-performance by customers, including retrieving information about the customer's financial position and credit limits from various credit rating agencies.

Pension provisions

        In general, personnel employed are entitled to pension benefits that supplement state-provided social security benefits. Pension or other retirement plans have been established in accordance with regulations and practices of the countries in which the plans are located. Most plans are administered by separate pension funds or life insurance companies.

        The benefits of the plans are based primarily on years of service and average or final pay formula. In countries where contributions are made, the amount of the contribution takes account of increases in pension rights in line with the development of wages and inflation, as well as of the return achieved by the pension funds in excess of the actuarial interest rate.

        The Group operates major pension plans in the Netherlands, United Kingdom, Germany and Sweden. In the Netherlands and United Kingdom mainly defined benefit plans are administered by separate pension funds, covering substantially all employees in those two countries. The retirement plans in Germany are mainly defined benefit plans and are provided for by the company (book reserves). In Sweden, the Group operates defined benefit and defined contribution plans. Some of these plans are externally insured, others are provided for by the company (book reserves).

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

        Deferred taxes are stated at nominal value and are determined using the local tax rates prevailing on the balance sheet date. Within tax groups, where the exercise periods permit, deferred tax assets and liabilities are netted. Net deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which unused tax losses can be utilized and are presented in the balance sheet under "financial fixed assets". Net deferred tax liabilities are presented under "provisions".

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

Shipping and handling costs

        Shipping and handling costs are expensed as incurred. The amounts charged to expense as part of external services during the years ended December 31, 2003, 2002 and 2001 were €242.3 million, €240.3 million and €190.7 million respectively.

Advertising costs

        Advertising and promotional costs are expensed as incurred. The amounts charged to expense as part of other operating costs during the years ended December 31, 2003, 2002 and 2001 were €7.5 million, €9.0 million and €9.3 million respectively.

Research and development

        Costs for research and development activities are expensed as incurred, except for software development costs. The amounts charged to operating expenses during the years ended December 31, 2003, 2002 and 2001 were €4.4 million, €5.3 million and €4.8 million respectively.

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

Income from participations

        Income from participations include the Group's proportionate share in the results of joint ventures and companies deemed to be associated companies together with dividends received from other participations.

Income taxes

        The amount of income tax included in the statements of income is based upon income before tax in accordance with the prevailing regulations and tax rates, taking into account timing differences and permanent differences between income for book purposes and for fiscal purposes. Deferred tax assets and liabilities arising from temporary differences between the value of assets and liabilities for reporting and fiscal purposes are calculated with current income tax rates. Deferred tax assets are also recognized on tax loss carry forwards.

        Valuation allowances are established on deferred tax assets when management estimates that it is more likely than not that the related benefit will not be realized.

Extraordinary income and expense

        Extraordinary income and expense include gains and losses that are not related to normal business operations of the Group.

Cash flow statement

        The cash flow statement has been prepared applying the indirect method. The cash and cash equivalents in the cash flow statement comprise the balance sheet item cash and cash equivalents. Cash flows in foreign currencies have been translated at average exchange rates. Exchange differences affecting cash items are shown separately in the cash flow statement. Income and expenses in respect of interest and taxation on profits are included in the net cash flow from operating activities. The cash flow statement is prepared in compliance with Dutch GAAP.

3.     Acquisitions

        In 2003, the Group acquired a small Norwegian corrugated board manufacturer "Grenland Papp AS" and increased its interest in Orko-Pak B.V., a small corrugated converting plant in the Netherlands, from 50% to 100% for €1.7 million in total, including acquisition expenses, of which the amount allocated to goodwill was €0.8 million.

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

        In order to finance the acquisition of Alpha, the Group raised €1,505.0 million under new Senior Credit Facilities by issuance of Senior Debt, €100.0 million by issuance of Senior Subordinated Notes, €299.4 million by issuance of Shareholders' loans and €0.6 million by issuance of ordinary shares.

4.     Other receivables

	December 31, 2003	December 31, 2002
	(€ in millions)
Prepayments and accrued income	16.6	19.2
Corporate income tax	3.8	3.9
Other taxation and social security	18.5	17.9
Other	13.5	14.6

	52.4	55.6

5.     Inventories

	December 31, 2003	December 31, 2002
	(€ in millions)
Raw materials	94.3	105.8
Work in progress	16.4	18.1
Finished goods	136.9	144.0
Prepayments on inventories	2.3	4.3

	249.9	272.2

        See Note 30 for the related inventory obsolescence reserve.

6.     Tangible fixed assets

	Land	Buildings	Plant, equipment and other	Total
	(€ in millions)
At December 31, 2001:
Cost	154.6	475.1	1,408.4	2,038.1
Accumulated depreciation	—	(54.7)	(312.1)	(366.8)

Net book value at December 31, 2001	154.6	420.4	1,096.3	1,671.3
Changes in net book value:
Fair value adjustments	—	3.2	—	3.2
Net investment	2.3	6.6	153.2	162.1
Financial leases	—	0.3	8.5	8.8
Transfers	—	18.9	(13.1)	5.8
Depreciation	—	(27.6)	(140.2)	(167.8)
Impairment charges	(1.5)	(6.2)	(12.3)	(20.0)
Translation	0.1	(5.8)	(3.0)	(8.7)

Net changes	0.9	(10.6)	(6.9)	(16.6)
At December 31, 2002:
Cost	157.0	492.6	1,515.6	2,165.2
Accumulated depreciation	(1.5)	(82.8)	(426.2)	(510.5)

Net book value at December 31, 2002	155.5	409.8	1,089.4	1,654.7
Changes in net book value:
Acquisitions	—	0.1	1.3	1.4
Net investment	2.7	9.8	128.9	141.4
Financial leases	—	—	2.8	2.8
Transfers	—	9.1	(9.1)	—
Depreciation	(0.2)	(32.6)	(148.3)	(181.1)
Translation	(1.1)	(5.7)	(7.9)	(14.7)

Net changes	1.4	(19.3)	(32.3)	(50.2)
At December 31, 2003:
Cost	158.7	502.1	1,601.8	2,262.6
Accumulated depreciation	(1.8)	(111.6)	(544.7)	(658.1)

Net book value at December 31, 2003	156.9	390.5	1,057.1	1,604.5

        The book value of tangible fixed assets held under finance lease amounts to €9.8 million as at December 31, 2003 (2002: €8.4 million).

7.     Intangible fixed assets

	Goodwill	Software development costs	Other	Total
	(€ in millions)
At December 31, 2000:
Cost	750.9	1.9	5.4	758.2
Accumulated amortization	(48.1)	—	(2.1)	(50.2)

Net book value at December 31, 2000	702.8	1.9	3.3	708.0
Changes in net book value:
Additions	232.3	5.7	2.2	240.2
Amortization	(22.1)	—	(1.5)	(23.6)
Translation differences	0.2	—	—	0.2

Net changes	210.4	5.7	0.7	216.8
At December 31, 2001:
Cost	983.4	7.6	7.6	998.6
Accumulated amortization	(70.2)	—	(3.6)	(73.8)

Net book value at December 31, 2001	913.2	7.6	4.0	924.8
Changes in net book value:
Additions	—	2.1	0.2	2.3
Fair value adjustments	(13.5)	—	—	(13.5)
Amortization	(24.7)	(3.3)	(2.7)	(30.7)
Translation differences	(0.8)	—	—	(0.8)

Net changes	(39.0)	(1.2)	(2.5)	(42.7)
At December 31, 2002:
Cost	969.1	9.7	2.4	981.2
Accumulated amortization	(94.9)	(3.3)	(0.9)	(99.1)

Net book value at December 31, 2002	874.2	6.4	1.5	882.1
Changes in net book value:
Additions	1.1	1.9	0.4	3.4
Disposals	—	—	(0.3)	(0.3)
Amortization	(24.7)	(4.0)	(0.5)	(29.2)
Translation differences	(0.7)	—	—	(0.7)

Net changes	(24.3)	(2.1)	(0.4)	(26.8)
At December 31, 2003:
Cost	969.5	11.5	2.4	983.4
Accumulated amortization	(119.6)	(7.2)	(1.3)	(128.1)

Net book value at December 31, 2003	849.9	4.3	1.1	855.3

        The goodwill movements per reportable segment can be specified as follows:

	Total	Paper & Board	Packaging
	(€ in millions)
Balance at December 31, 2001	913.2	772.4	140.8
Fair value adjustments acquisitions	(13.5)	(3.2)	(10.3)
Amortization	(24.7)	(21.1)	(3.6)
Translation	(0.8)	(0.8)	—

Balance at December 31, 2002	874.2	747.3	126.9
Acquisitions	1.1	0.3	0.8
Amortization	(24.7)	(21.1)	(3.6)
Translation	(0.7)	(0.7)	—

Balance at December 31, 2003	849.9	725.8	124.1

        In 2003, the Group acquired a small Norwegian corrugated board manufacturer "Grenland Papp AS" and increased its interest in Orko-Pak B.V., a small corrugated converting plant in the Netherlands, from 50% to 100%.

        Goodwill is amortized on a straight-line basis over the estimated useful life of 40 years. Goodwill amortization charges on an annual basis will be approximately €25 million for the coming five years.

8.     Other non-current assets

	Financing Costs	Participations	Receivables from participations	Deferred tax assets	Other receivables	Total
	(€ in millions)
At December 31, 2001:
Cost	97.5	4.4	0.4	5.7	9.9	117.9
Accumulated amortization	(16.3)	—	—	—	—	(16.3)

Net book value at December 31, 2001	81.2	4.4	0.4	5.7	9.9	101.6
Changes in net book value:
Additions (cash)	0.6	—	—	—	0.8	1.4
Additions (against result)	—	—	—	6.3	—	6.3
Redemptions	—	—	—	—	(3.1)	(3.1)
Share of results	—	0.3	—	—	—	0.3
Dividend received	—	(0.5)	—	—	—	(0.5)
Amortization	(11.3)	—	—	—	—	(11.3)
Transfers	—	(0.9)	(0.3)	—		(1.2)
Translation differences	—	—	—	—	0.1	0.1

Net changes	(10.7)	(1.1)	(0.3)	6.3	(2.2)	(8.0)
At December 31, 2002:
Cost	98.1	3.3	0.1	12.0	7.7	121.2
Accumulated amortization	(27.6)	—	—	—	—	(27.6)

Net book value at December 31, 2002	70.5	3.3	0.1	12.0	7.7	93.6
Changes in net book value:
Additions (cash)	0.8	0.2	—	—	1.1	2.1
Additions (against result)	—	—	—	21.0	—	21.0
Acquisitions	—	—	—	—	—	—
New consolidation	—	(0.1)	—	—	—	(0.1)
Disposals	—	—	—	—	—	—
Redemptions	—	—	(0.1)	—	(0.2)	(0.3)
Share of results	—	0.3	—	—	—	0.3
Dividend received	—	(0.1)	—	—	—	(0.1)
Amortization	(12.2)	—	—	—	—	(12.2)
Transfers	—	—	—	—	(1.0)	(1.0)
Translation differences	—	—	—	—	—	—

Net changes	(11.4)	0.3	(0.1)	21.0	(0.1)	9.7
At December 31, 2003:
Cost	98.9	3.6	—	33.0	7.6	143.1
Accumulated amortization	(39.8)	—	—	—	—	(39.8)

Net book value at December 31, 2003	59.1	3.6	—	33.0	7.6	103.3

        The capitalized financing costs relate to the deferred debt issuance costs of the senior subordinated notes and senior credit facilities. During 2001, €76.5 million of financing costs related to the issuance of new Senior Debt (€1,505.0 million) and Senior Subordinated Notes (€100.0) were capitalized. The remaining book value as at May 17, 2001 of the capitalized financing costs related to the refinanced Senior Debt issued in 1998 of €22.0 million was written off against extraordinary items.

        Participations and receivables from participations represent investments in and loans to affiliated companies of which the Group owns a 20%–50% interest and are accounted for under the equity method.

        Deferred tax assets are further detailed in Note 11.

9.     Other current liabilities

	December 31, 2003	December 31, 2002
	(€ in millions)
Accounts payable	279.7	291.3
Social charges and taxes payable	36.2	38.0
Other liabilities	5.3	9.5
Accrued labor costs	67.5	61.4
Accrued interest expenses	32.9	28.8
Accrued external services	30.0	26.5
Other accrued expenses	53.6	51.6

	505.2	507.1

        The amount of income tax included in social charges and taxes payable is €5.6 million as at December 31, 2003 (2002: €4.6 million).

10.   Provisions

	December 31, 2003	December 31, 2002
	(€ in millions)
Accrued pensions	115.1	113.0
Deferred tax liabilities	105.2	107.3
Restructuring and other provisions	38.8	52.0

	259.1	272.3

        The movements in provisions are as follows:

	Pensions	Deferred taxation	Restructuring	Other	Total
	(€ in millions)
At December 31, 2000	69.5	64.8	37.2	18.1	189.6
Acquisitions	42.9	51.3	67.1	15.7	177.0
Withdrawals	(6.4)	—	(42.4)	(0.2)	(49.0)
Additions charged to result:
—operating result	1.7	—	—	(5.2)	(3.5)
—net financial items	5.3	—	—	—	5.3
—extraordinary result (before tax)	—	—	(1.9)	—	(1.9)
—income tax	—	3.9	—	—	3.9
Translation differences	(0.5)	(1.7)	(0.3)	—	(2.5)

At December 31, 2001	112.5	118.3	59.7	28.4	318.9
Fair value adjustments acquisitions	—	(10.0)	0.4	(2.6)	(12.2)
Withdrawals	(8.0)	—	(38.7)	(0.8)	(47.5)
Additions charged to result:
—operating result	4.2	—	11.3	(4.9)	10.6
—net financial items	4.2	—	—	—	4.2
—income tax	—	(1.5)	—	—	(1.5)
Transfers to working capital	—	—	—	(0.8)	(0.8)
Translation differences	0.1	0.5	—	—	0.6

At December 31, 2002	113.0	107.3	32.7	19.3	272.3
Acquisitions	0.2	—	—	—	0.2
Withdrawals	(8.3)	—	(29.2)	(4.0)	(41.5)
Additions charged to result:
—operating result	4.5	—	25.0	(5.3)	24.2
—net financial items	5.6	—	—	—	5.6
—income tax	—	(2.3)	—	—	(2.3)
Transfers to working capital	—	—	—	0.5	0.5
Translation differences	0.1	0.2	(0.1)	(0.1)	0.1

At December 31, 2003	115.1	105.2	28.4	10.4	259.1

        Deferred taxes are detailed in Note 11 hereafter.

        Details of the restructuring and other provisions are set out below:

	December 31, 2003	December 31, 2002
	(€ in millions)
Restructuring provisions	28.4	32.7
Other provisions:
—Environmental	5.0	6.3
—Insurance	—	5.0
—Other	5.4	8.0

	38.8	52.0

        Payments from restructuring and other provisions for the year ended December 31, 2003 were €33.2 million (2002: €39.5 million). Payments in 2003 mainly related to the close down of a containerboard production plant in France in the second quarter of 2003 (Kappa Mennecy Paper) and staff reduction programs at various plants throughout the Group.

        In 2003, €25.0 million was added to the restructuring provisions against operating result mainly as a result of the decision to reduce the total number of employees with 600 and to close down Kappa Mennecy Paper, Kappa Štúrovo Solid Board and Kappa Moscow. From other provisions, €5.4 million was released against operating result in 2003 mainly as a result of the release of €5.0 million from the insurance provision against insurance costs (see below).

        Included in the restructuring and other provisions is €26.0 million and €34.8 million, which represents the current portion at December 31, 2003 and 2002, respectively.

Restructuring

        The restructuring provisions mainly relate to provisions for reductions in number of staff.

Environmental

        The Group experienced certain environmental costs, which will remediate pursuant to constructive obligations.

Insurance

        In 1999, three of the Group's operating plants experienced fire damage. As a result of the damage, a provision was set up in 1999 of €18.6 million against insurance proceeds received for expected increases in insurance costs for future years related to these damages. The remaining balance as at December 31, 2002 of €5.0 million is released in 2003.

Other

        Other provisions mainly relate to legal matters (2003: €2.5 million and 2002: €5.2 million) and maintenance costs of gas turbines, which will be incurred about once every three years (2003: €2.2 million and 2002: €2.6 million).

11.   Deferred taxes

        Significant components of the Group's deferred tax assets and liabilities are as follows:

	December 31, 2003	December 31, 2002
	(€ in millions)
Deferred tax assets
Operating losses carried forward	142.4	119.7
Less: valuation allowances	(46.9)	(47.8)

Net operating losses carried forward	95.5	71.9
Other temporary differences	43.3	35.0

Total deferred tax assets	138.8	106.9
Deferred tax liabilities
Tangible fixed assets	(157.5)	(149.7)
Goodwill	(21.1)	(28.0)
Other temporary differences	(32.4)	(24.5)

Total deferred tax liabilities	(211.0)	(202.2)

Net balance deferred taxes	(72.2)	(95.3)

        The net deferred tax position is presented as follows:

	December 31, 2003	December 31, 2002
	(€ in millions)
Financial fixed assets	33.0	12.0
Provisions	(105.2)	(107.3)

Net balance deferred taxes	(72.2)	(95.3)

        Net deferred tax assets have been recognised as it is probable that future taxable profits will be available as a result of a change in the Company's financing structure, against which unused tax losses can be utilised.

        Valuation allowances have been recognized against operating losses carried forward, after being offset by timing differences, mainly for a German subsidiary and the German and UK holding companies, since it is uncertain that these net operating losses carried forward will be able to be utilized.

        The Group has operating loss carry forwards as at December 31, 2003 of €488 million (2002: €402 million).

        Expiration is as follows:

(€ in millions)
Limited:
— 2004	1
— 2005–2009	43
— Beyond 2009	11
Unlimited:	433

Total	488

12.   Borrowings and Debt

	December 31, 2003	December 31, 2002
	(€ in millions)
Short-term:
Bank overdraft under revolving credit facility	0.6	1.4
Long-term:
Term loan facilities:
Term A	547.2	653.1
Term B	372.8	375.0
Term C	372.8	375.0
Senior subordinated notes	691.1	685.5
Other	9.2	5.3

Total long-term loans	1,993.1	2,093.9
Other long-term liabilities	8.9	15.3

Total long-term liabilities	2,002.0	2,109.2
Current portion of long-term liabilities	(133.5)	(107.4)

Total long-term liabilities (excluding current portion)	1,868.5	2,001.8

Senior Credit Facilities

        The Kappa Packaging Group has senior credit facilities of €1,755.0 million (now €1,542.8 million after redemption payments). These facilities include €1,505.0 million of term loan facilities, as well as a revolving credit facility, which provides up to an aggregate of €250.0 million.

        All material fixed assets, accounts receivable, inventories and cash and cash equivalents of the Group are pledged as security on the senior credit facilities. Assets acquired in the future may be required to be included as additional security on the facilities. The senior credit facility agreement imposes limitations on some financing and investing activities of the Group and requires adherence to the following financial covenants: interest cover ratios of earnings before interest, income tax, depreciation and amortization ("EBITDA") to senior debt net interest and total net cash interest; total fixed charge ratios of cash flow to senior debt service and total debt service; a leverage ratio of net borrowings to EBITDA and annual capital expenditures. At December 31, 2003, the Company was in compliance with all financial covenants.

Term loan facilities ("Senior Debt")

        The Group is required to repay the remaining debt of €1,292.8 million as at December 31, 2003 under the term loan facilities based on the specific repayment terms for each Term. Term A of originally €755.0 million is repayable in escalating semi-annual installments from the years 2001 to 2007; the outstanding balance as at December 31, 2003 amounts to €547.2 million. The outstanding balances of Term B and Term C as at December 31, 2003, both of about €372.8 million, are repayable in full on June 30, 2008 and on June 30, 2009 respectively. Prepayments of the facilities are possible, and in certain cases prepayments of the loans will be required. In 2003, additional mandatory prepayments from excess cash flow had to be made of €8.7 million.

        The applicable interest rates are EURIBOR plus a maximum interest rate spread of 225 basis points on Term A, 275 basis points on Term B and 350 basis points on Term C. Based on an interest cover ratio, the spread on Term A may be adjusted downwards. The weighted average interest rate for the term loan facilities was 6.8% at December 31, 2003 (2002: 6.6%; 2001: 6.0%). The interest charge for the year ended December 31, 2003 was €92.5 million (2002: €104.1 million; 2001: €87.6 million).

Revolving credit facility and bank overdrafts

        This credit facility is available for general corporate purposes such as letters of credit, short-term cash advances and ancillary facilities. The letter of credit fee assessed on issued letters of credit under the revolving credit facility is 2.125% at December 31, 2003, the interest rate on the short term cash advances is EURIBOR plus 2.125% and in general no fees are payable on the ancillary facilities.

        The total amount drawn under the revolving credit facility amounts to €50.3 million at December 31, 2003 (2002: €45.5 million) of which €40.4 million (2002: €37.9 million) for bank overdraft facilities and €9.9 million (2002: €7.6 million) for a payment guarantee. Under these bank overdraft facilities, short term borrowings of €0.6 million (2002: €1.4 million) were drawn and bank guarantees were issued to third parties of €7.2 million (2002: €8.1 million). The remaining part of these bank overdraft facilities of €32.6 million (2002: €28.4 million) is available for short-term borrowings, foreign currency hedging activities and/or additional bank guarantees.

        The interest charge on short-term borrowings under bank overdraft facilities for the year ended December 31, 2003 was €0.5 million (2002: €1.4 million; 2001: €4.3 million).

Senior Subordinated Notes

Senior Subordinated Notes (1999)

        The Group issued senior subordinated notes on July 23, 1999 in three Terms, all maturing on July 15, 2009. The interest rates are 10 5/8% for the euro (€370.0 million) and US dollar-denominated senior subordinated notes (€90.3 million) and 12 1/2% for the euro-denominated senior subordinated discount notes (€135.8 million). These senior subordinated notes were issued at €544.4 million and for the accumulated period ended December 31, 2003 a principal of €56.5 million was added to the discount notes.

        Interest on the senior subordinated notes is payable semi-annually on January 15 and July 15. On the senior subordinated discount notes, non-cash interest shall accrue until July 15, 2004. After this date, interest is payable semi-annually.

        The interest charge on the senior subordinated notes for the year ended December 31, 2003 was €61.7 million (2002: €62.8 million; 2001: €61.2 million).

        The US dollar-denominated senior subordinated discount notes have been valued at year-end, at the hedged forward rate.

        Subject to certain restrictions, the Group can redeem the notes in whole or in part prior to the date of maturity. If an event of default occurs, the holders of the notes can require the Group to redeem the notes.

        The notes are senior subordinated unsecured indebtedness. The notes rank effectively subordinated to the Group's senior and other indebtedness and rank senior to the Company's Shareholders' loans.

Senior Subordinated Notes (2001 and 2003)

        In May 2003, the Kappa Packaging Group issued senior subordinated notes of €95.0 million of which the proceeds were used to redeem the 2001 euro-denominated mezzanine notes of €100.0 million issued on May 18, 2001 by Kappa Beheer BV. The warrant issued together with the mezzanine notes were cancelled.

        The premium received upon the issuance of the new senior subordinated notes of €5.7 million has been accrued as part of the accrued interest expenses, and will be released to the profit and loss account over the term of the notes; the balance at year-end amounts to €5.1 million.

        The Euro-denominated senior subordinated notes, issued in 2003 of €95.0 million mature on July 15, 2009. The interest rate is 10 5/8% per year, payable semi-annually.

        The interest charge on the senior subordinated notes 2001 for the year ended December 31, 2003 was €8.0 million, including an early redemption (fee) charge of €2.0 million (2002: €12.5 million). The interest charge on the senior subordinated notes issued in 2003 for the period ended December 31, 2003 was €6.1 million.

        Redemption can take place for all or part of the notes at any time after July 15, 2004. If the Group sells certain assets or is subject to specific kinds of changes of control, the Company can be, unless certain conditions are met, required to redeem the notes.

        The notes are senior subordinated unsecured indebtedness. The notes rank effectively subordinated to the Group's senior and other indebtedness and rank senior to the Company's Shareholders' loans.

Scheduled Maturities

        Scheduled maturities of long-term liabilities for the next five years are as follows:

(€ in millions)
2004	133.5
2005	157.7
2006	173.1
2007	95.3
2008	1,065.5
2009 and thereafter	376.9

Total	2,002.0

13.   Shareholders' loans

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

        Interest expense for the year ended December 31, 2003, 2002 and 2001 was €50.2 million, €46.2 and €34.9 million respectively.

        The Shareholders' loans and interest accrued thereon are subordinated to the Senior Debt and senior subordinated notes (reference is made to Note 12).

	Total book value	Accrued interest	Contract value
	(€ in millions)
9% Shareholders' loans	319.4	119.7	199.7
7% Shareholders' loans	358.9	59.5	299.4

	678.3	179.2	499.1

14.   Minority interests

        Minority interests mainly relate to the shares not owned by Kappa Packaging in Kappa Štúrovo a.s., Slovakia (1.5%).

15.   Shareholders' equity

        The authorized capital of €1.5 million is divided into:

Number of shares	Shares	Nominal value each
1,500,000	Ordinary shares A	€0.45
100,000	Ordinary shares B	€0.11
660,000	Ordinary shares C	€0.45
40,000	Ordinary shares D	€0.11
100,000	Ordinary shares E	€0.45
875,000	Cumulative preference shares A	€0.45
100,000	Cumulative preference shares B	€0.45

        During 2003, no shares were issued. As at December 31, 2003, the total number of shares issued and paid-in is 1,907,659, which can be specified as follows:

Number of Ordinary Shares	Total	Ordinary A	Ordinary B	Ordinary C	Ordinary D
As at December 31, 2003	1,580,159	910,600	89,400	565,346	14,813
At a nominal value each of €		0.45	0.11	0.45	0.11
Total nominal value (in €)	675,639	409,770	9,834	254,406	1,629
Number of Preference Shares	Total	Preference A	Preference B
As at December 31, 2003	327,500	321,250	6,250
At a nominal value each of €		0.45	0.45
Total nominal value (in €)	147,375	144,562	2,813

        The ordinary and preference shares of the Company are beneficially owned by funds advised or managed by Cinven and CVC and the foundation Stichting Senior Management Kappa.

        The Supervisory Board and the Management Board hold interest in a total of 30,114 Ordinary Shares A, 1,803 Preference Shares B and 15,152 Ordinary Shares C of the Company. These shares are held through Stichting Senior Management Kappa or through funds advised or managed by Cinven or CVC.

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

        Provided that the Company's equity is larger than the amount of the paid-in and called-up share capital plus the reserves which are required to be maintained by law or the articles of association, each holder of cumulative preference shares is entitled to an annual preference dividend of 6.0% of the sum of the nominal value of the shares held by him, the premium paid on them and a possible deficit as described below.

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

        No dividends have been issued to date; however, the dividends have accumulated. As at December 31, 2003, the accumulated dividend claim of the holders' of the cumulative preference A and B shares amounts to €55.5 million (2002: €44.0 million).

        Unless previously purchased (in the framework of a listing or sale) and except to the extent that the statutory requirements or the terms of the Company's financing arrangements prevent the Company from doing so, the shareholders of the Company have agreed to procure that the Company shall redeem or repurchase the cumulative preference shares in three equal tranches in 2009, 2010 and 2011.

Legal reserve

        On December 28, 2001, the face value of all shares was denominated from NLG to EUR value. This resulted in a decrease in the issued and paid-in share capital of €7 thousand for which a legal reserve has been made.

        When positive retained earnings are realized, a legal reserve has to be set up related to capitalized development costs in the amount of €4.2 million as per the position at December 31, 2003 (2002: €6.4 million).

16.   Commitments and contingencies

Lease commitments

        The Group leases certain plant facilities and equipment under non-cancelable financial and operating leases. Future minimum lease payments under all non-cancelable financial and operating leases at December 31, 2003 are as follows:

	Operational lease	Financial lease
	(€ in millions)
2004	15.3	3.4
2005	11.8	3.0
2006	8.5	1.6
2007	6.3	0.5
2008	4.8	0.2
2009 and thereafter	31.8	0.2

Total	78.5	8.9

        Lease expenses for non-cancelable leases and other operating leases charged to the income statement during the periods ended December 31, 2003, December 31, 2002 and December 31, 2001 were €38.5 million, €34.5 million and €32.0 million respectively.

Purchase commitments

        Purchase, repurchase and other commitments at December 31, 2003 are as follows:

(€ in millions)
Within 1 year	1.0
After 1 year but within 5 years	—
After 5 years	2.6

Total	3.6

Capital expenditure commitments

        The Group has commitments to acquire plant and machinery amounting to €12.3 million at December 31, 2003 (2002: €17.0 million).

Guarantees

        Under the revolving credit facility, the Group has bank guarantees issued to third parties (rental guarantees, credit guarantees, social security taxes) for a total amount of €7.2 million at December 31, 2003 (2002: €8.1 million).

17.   Risks and uncertainties

        The Group is exposed to commodity risk for recovered paper and wood. The Group provided some protection against any shortage of supply of recovered paper through the Group's own collection centers, which satisfy about one third of the Group's overall recovered paper requirements, and by increasing strategic stock levels together with increased long-term supply contracts. In respect of wood supply, the Group provided some protection against any shortage through the Group's wood and wood chip supply contract entered into with the forestry division of AssiDomän (now owned by Sveaskog).

        Management believes it has adequately provided for the collection risk on the Group's accounts receivable by recording an allowance for doubtful accounts, which reduces such amounts to their net realizable value.

        The Group is exposed to credit risk in the event of non-performance by counterparties to interest rate swap agreements and forward currency contracts. However, because the Group deals only with major commercial banks with investment grade ratings, it does not anticipate non-performance by any of these counterparties. The Group has deposited its cash and cash equivalents with reputable financial institutions and believes the risk of loss to be remote. Customers expose the Group to credit risk as well. However, group companies have to follow strict policies to mitigate the risk of non-performance by customers, including retrieving information about the customer's financial position and credit limits from various credit rating agencies.

        The Group is exposed to market risk in the form of foreign exchange rates and interest rate risks. The Group entered into an interest rate swap in order to limit exposure to fluctuation in interest rates.

        The Group is exposed to movements in the euro currency exchange rate against mainly the US dollar, British pound sterling, Swiss Francs, Slovak Koruna, Swedish Krona, Norwegian Kroner, South African Rand and Danish Krone and on cash and cash equivalents, accounts receivables and accounts payables denominated in currencies other than the euro. The Group uses foreign currency forward contracts to reduce the exposure of foreign denominated sales commitments to exchange rate movements between the date of entering into the transaction and the date the transaction is settled. The Group is also exposed to foreign currency fluctuations on its net investments in subsidiaries in non-euro countries.

18.   Financial instruments

	December 31, 2003			December 31, 2002
	Contract volume	Carrying value	Fair value	Contract volume	Carrying value	Fair value
	(€ in millions)
Long-term debt:
Variable rate debt:
Term Loan Facilities (Tranche A, B and C)	—	1,292.8	1,292.8	—	1,403.1	1,403.1
Fixed rate debt:
Shareholders' loans	—	678.3	744.1	—	628.0	780.9
Senior Subordinated Notes issued 1999	—	596.1	631.6	—	585.5	623.5
Senior Subordinated Notes issued 2001	—	—	—	—	100.0	102.5
Senior Subordinated Notes issued 2003	—	95.0	101.9	—	—	—
Derivative contracts:
Interest derivates:
Interest rate swap	1,145.0	—	(18.3)	936.0	—	(26.1)
Currency contracts sales:
Receive CHF, pay €	0.7	—	—	0.3	—	—
Receive CZK, pay €	—	—	—	3.6	—	(0.1)
Receive NOK, pay €	1.5	—	—	1.7	—	—
Receive SEK, pay €	110.6	—	(0.6)	136.7	—	(1.1)
Receive SKK, pay €	20.6	—	(0.1)	20.4	—	0.3
Receive US$, pay €	7.7	—	(0.2)	—	—	—
Receive GBP, pay €	1.1	—	—	—	—	—
Pay CZK, receive €	—	—	—	5.4	—	0.1
Pay GBP, receive €	13.1	—	0.1	41.0	—	0.6
Pay NOK, receive €	8.3	—	0.2	5.1	—	—
Pay PLN, receive €	—	—	—	0.4	—	—
Pay SEK, receive €	—	—	—	24.4	—	—
Pay US$, receive €	20.2	—	1.0	18.1	—	0.9
Pay CHF, receive €	0.6	—	—	—	—	—
Pay ZAR, receive €	1.8	—	0.1	1.2	—	(0.1)
Pay SKK, receive €	1.7	—	—	—	—	—
Pay SEK, receive GBP	—	—	—	14.7	—	(0.2)
Receive SEK, pay DKK	3.4	—	—	2.0	—	—
Receive SEK, pay GBP	8.8	—	—	3.7	—	—
Receive SEK, pay NOK	—	—	—	0.2	—	—
Receive SEK, pay US$	2.3	—	0.1	0.5	—	—
Currency contracts USD senior notes:
Pay €, receive US$	90.3	—	(10.8)	—	—	—
Currency options:
Pay €, receive US$	—	—	—	95.1	—	6.2
Capitalized option premium on currency options	—	0.4	—	—	1.0	—
Currency swaps:
Pay €, receive US$	9.7	—	(1.2)	19.5	—	1.1

Fair Values

        Fair values of cash equivalents, short-term debt, and other short-term financial instruments approximate cost. The fair value of fixed rate long-term debt is based on interest rates that are currently available to the Group for issues of debt with similar terms and remaining maturities. The fair values of the Shareholders' loans have been determined by means of the discounted cash flow method. The interest rate used is based on actual interest rates at year-end 2003 and 2002, including a risk mark-up determined at the date of issuance of the loans (167 basis points).

        The carrying value of variable rate debt approximates fair value. The estimated fair value of the Group's interest and currency derivatives is based upon market rates at December 31, 2003 for similar financial instruments with like maturities.

Interest derivatives

        The Group has entered into a floating—fixed interest rate swap agreement to reduce the impact of changes in interest rates on its Senior Debt, maturing on June 30, 2004. The notional principal amount of the swap agreement was €1,004 million and was decreasing in line with the decreasing principal on the Senior Debt to €868 million as at December 31, 2003. This agreement effectively converted the EURIBOR element of the interest on the Senior Debt from variable to a fixed rate of 4.69%. In 2003, the Group entered into an opposite fixed—floating interest rate swap, maturing on June 30, 2004 to offset the existing floating—fixed interest rate swap agreement. At the same time, the Group entered into a new floating—fixed interest rate swap agreement. The notional principal amount of the swap agreement is €1,145 million and is decreasing in line with the decreasing principal on the Senior Debt and will mature on June 30, 2007. This new agreement effectively converts the EURIBOR element of the interest on the Senior Debt from variable to a fixed rate of 3.67%.

Currency contracts

        Currency instruments are used to hedge against exchange rate risks resulting from business activities and financing arrangements in foreign currencies. No speculative positions are entered into.

        Currency forward contracts with terms of up to one year are entered into to fix the rate of exchange on foreign currency sales denominated in US Dollars, British Pounds, Czech Koruna, Swiss Francs, Slovak Koruna, Swedish Krona, Norwegian Kroner, South African Rand and Danish Krone.

        In 2003, currency call options were sold, which will mature on July 13, 2004, to offset the currency call options bought to hedge the currency risk on the USD senior notes principal, which will mature on July 15, 2004, in order to take the benefit from the developments of the US Dollar/Euro exchange rate. The currency call options bought were replaced by currency forward contracts entered into to hedge the currency risk on the USD senior notes principal, which also will mature on July 15, 2004.

        Currency coupon swaps have been entered into to hedge the future USD interest payments on the USD senior subordinated notes.

19.   Related party transactions

Stichting Senior Management Kappa

        Stichting Senior Management Kappa is a foundation established to hold the Kappa Holding B.V., shares on behalf of members of senior management of the Group. Stichting Senior Management Kappa owns 8.4% of the voting rights of the Company.

        Stichting Senior Management holds 100,000 Ordinary Shares A, 6,250 Preference Shares B and 46,413 Ordinary Shares C of the Company at December 31, 2003.

        Stichting Senior Management Kappa provided €2.3 million subordinated loan financing to Kappa Holding B.V. at December 31, 2003. The principal amount of the loan plus interest compounded and accrued thereon is due to be repaid as of May 17, 2012, unless otherwise agreed. Interest is fixed at a rate of 7% per annum.

        Kappa Packaging Nederland Holding B.V. provided in total €858,925 to Stichting Senior Management Kappa as at December 31, 2003 (2002: €583,332), which was used to re-purchase shares from departing management, or to finance shares kept in reserve.

Cinven Limited and CVC Capital Partners

        Cinven Limited and CVC Capital Partners, the equity sponsors, provided €199.7 million in loan financing effective July 23, 1998. The principal amounts of the loan plus interest compounded and accrued thereon (€319.4 million at December 31, 2003) is due to be repaid on December 31, 2010. Interest is fixed at a rate of 9% per annum.

        Effective May 17, 2001, Cinven Limited and CVC Capital Partners provided an additional €297.1 million in loan financing in connection with the acquisition of Alpha. The principal amount of the loan plus interest compounded and accrued thereon (€356.1 million at December 31, 2003) is due to be repaid as of May 17, 2012, unless otherwise agreed. Interest is fixed at a rate of 7% per annum.

        Cinven Limited and CVC Capital Partners receive annual management fees of €250,000 each from the Group in relation to on-going services. The total management fee for the year 2003 amounts to €500,000 (2002: €500,000).

20.   Personnel data

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(€ in millions)
Labor costs
Wages and salaries	501.8	509.8	420.7
Social charges	98.9	98.6	78.3
Pension expense	33.8	22.6	12.1
Other personnel cost	47.7	54.9	50.8

	682.2	685.9	561.9
Exceptional restructuring expenses	20.4	12.0	—

	702.6	697.9	561.9

        In the fourth quarter of 2002, a restructuring provision was set up in the amount of €12.0 million due to the decision to reduce the total number of employees by approximately 400.

        In 2003, an additional restructuring provision was set up in the amount of €20.4 million related to management's decision to reduce the number of employees by 600 close down of Kappa Mennecy Paper, Kappa Štúrovo Solid Board and Kappa Moscow.

        Number of personnel analyzed by geographical area is as follows:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
The Netherlands	3,483	3,620	3,766
Germany	2,919	3,030	3,060
United Kingdom	1,010	1,063	801
Nordic & Central Europe	5,163	5,285	3,724
Belgium	696	723	392
Italy & Spain	1,200	1,204	733
France	1,407	1,467	1,022
Switzerland	168	180	126
Other	62	54	4

Total (average, full-time equivalents)	16,108	16,626	13,628

        Number of personnel analyzed by activity:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Paper & Board	4,057	4,238	3,729
Packaging	11,888	12,223	9,770
Corporate	163	165	129

Total (average, full-time equivalents)	16,108	16,626	13,628

21.   Other operating costs

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(€ in millions)
Rent and lease	38.5	34.5	32.0
General management expenses	71.5	81.5	69.9
Other operating expenses	69.7	81.8	34.0

	179.7	197.8	135.9
Exceptional restructuring expenses	3.6	—	—

	183.3	197.8	135.9

        General management expenses include office expenses, communication costs, automation costs, travelling costs and consultancy fees.

        Other operating expenses consist of amongst others, insurance fees, advertising and promotional expenses.

        In 2003, an additional restructuring provision was set up in the amount of €3.6 million related to the close down of Kappa Mennecy Paper, Kappa Štúrovo Solid Board and Kappa Moscow.

22.   Depreciation, amortization and impairment charges

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(€ in millions)
Depreciation and amortization
Goodwill	24.7	24.7	22.1
Other intangible fixed assets	4.5	6.0	1.5
Land and buildings	32.8	27.6	24.2
Plant, equipment and other tangible fixed assets	148.3	140.2	128.2

	210.3	198.5	176.0
Impairment charges
Land and buildings	—	7.7	—
Plant and equipment and other tangible fixed assets	—	12.3	—

	—	20.0	—

Total	210.3	218.5	176.0

        Additional depreciation charges of €7.8 million were made in 2003 related to the close down of Kappa Mennecy Paper, Kappa Štúrovo Solid Board and Kappa Moscow.

        Based on an impairment test performed during 2002, an impairment charge was made against certain assets in the Packaging segment to reflect their present value. The impairment was calculated with a discount rate of 8.4% using the discounted cashflow method for each of the four reporting units, being: Containerboard and Solid Board within the Paper & Board segment and Corrugated Packaging and Solid Board Packaging within the Packaging segment. The impairment charge has been allocated to the tangible fixed asset categories on a pro-rata basis.

23.   Interest expense, net and capitalized interest

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(€ in millions)
Interest income	(5.5)	(8.0)	(10.0)
Interest expense	180.9	188.7	170.4
Amortization of deferred finance charge	12.2	11.3	7.5
Interest capitalized	—	—	(0.1)

Interest expense, net	187.6	192.0	167.8

        Interest is capitalized on long-term construction projects and is included in tangible fixed assets.

24.   Income taxes

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(€ in millions)
Income before tax on:
Ordinary activities	(30.8)	(15.7)	43.4
Extraordinary items	—	—	(20.1)

Total income before tax	(30.8)	(15.7)	23.3

The Netherlands	(62.1)	(39.3)	(5.6)
Foreign	31.3	23.6	28.9

	(30.8)	(15.7)	23.3

Income tax expenses/(benefits) on:
Income tax from ordinary activities	(6.5)	(5.4)	19.1
Income tax from extraordinary items	—	—	(7.0)

Total income tax expenses	(6.5)	(5.4)	12.1

The Netherlands	(21.9)	(9.4)	(2.2)
Foreign	15.4	4.0	14.3

	(6.5)	(5.4)	12.1

Current	12.3	2.5	7.8
Deferred	(18.8)	(7.9)	4.3

	(6.5)	(5.4)	12.1

        Taxation is calculated in accordance with the relevant tax laws and certain agreements made between the Group and the respective tax authorities.

        The effective tax rate for the year can be specified as follows:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
Ordinary result before taxes	(30.8)	(15.7)	43.4
Tax charge	6.5	5.4	(19.1)
Effective tax rate	21.3%	34.3%	44.2%
Extraordinary result before taxes	—	—	(20.1)
Tax charge	—	—	7.0
Effective tax rate	—	—	35.0%

        The effective tax rate on result from ordinary operations was 21.3% in 2003, compared to 34.3% and 44.2% in 2002 and 2001 respectively. The weighted average statutory tax rate on a consolidated basis was approximately 32.8% for 2003, 31.4% for 2002 and 30.9% for 2001.

        The difference between the effective tax rate and the weighted average statutory tax rate for the years 2003, 2002 and 2001 respectively is mainly the result of permanent differences including non-deductible goodwill, non-deductable interest and other non-tax deductible expenses. In addition, income taxes in 2002 were positively influenced by the recognition of operating losses carried forward from prior years.

25.   Extraordinary items

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(€ in millions)
Extraordinary items before tax	—	—	(20.1)
Tax benefit/(charge)	—	—	7.0

	—	—	(13.1)

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

26.   Remuneration and loans to the Management Board and Supervisory Board

        The remuneration of the members of the Management Board, including salaries, bonuses and pension charges amounted to €2,350,116 in 2003 (2002: €2,978,000; 2001: €2,940,000 including members who resigned during 2001).

        The members of the Supervisory Board, excluding one member, do not receive any fees from the Group for serving as a member. The aggregate amount of compensation paid to all of our Supervisory Board members as a group (five persons) for the year ended December 31, 2003 was €45,378 (2002: €45,378). There were no pension charges.

        At December 31, 2003, no loans were outstanding to any member of the Management Board or the Supervisory Board from any member of the Group.

        The Supervisory Board determines the remuneration of the members of the Management Board, any entitlement to a bonus and the other conditions of appointment for each member of the Management Board separately.

27.   Segmentation

        The operations of Kappa Packaging consist of two reportable segments: the Paper and Board segment ("Paper & Board") and the corrugated and solid board Packaging segment ("Packaging"). The Paper & Board segment uses wood and recovered paper to produce containerboard and solid board for Packaging, as well as specialty and graphic board. The Packaging segment uses containerboard and solid board for packaging as raw material inputs for the production and sale of corrugated containers and solid board packaging. The results of each segment are reported to the Supervisory Board on a monthly basis.

        Corporate items are not allocated to the segments and include costs incurred by the Corporate Head Office as well as costs and assets relating to country holding companies.

Reportable Segments

	Paper & Board	Packaging	Total reportable segments	Eliminations	Corporate Items	Total
	(€ in millions)
Year ended December 31, 2003
Sales, external	624.1	2,217.6	2,841.7	—	—	2,841.7
Sales to other reportable segments	601.7	1.1	602.8	(602.8)	—	—

	1,225.8	2,218.7	3,444.5	(602.8)	—	2,841.7

Operating result	116.3	119.7	236.0	—	(29.0)	207.0
Depreciation tangible fixed assets	(92.9)	(84.1)	(177.0)	—	(4.1)	(181.1)
Amortization intangible fixed assets	(21.1)	(8.1)	(29.2)	—	—	(29.2)
Goodwill	725.8	124.1	849.9	—	—	849.9
Assets(1)	1,006.8	1,337.5	2,344.3	—	294.6	2,638.9
Capital expenditures	58.3	78.2	136.5	—	4.9	141.4
Year ended December 31, 2002
Sales, external	665.2	2,258.6	2,923.8	—	—	2,923.8
Sales to other reportable segments	630.0	(0.2)	629.8	(629.8)	—	—

	1,295.2	2,258.4	3,553.6	(629.8)	—	2,923.8

Operating result	176.3	77.4	253.7	—	(31.2)	222.5
Depreciation tangible fixed assets	(82.9)	(81.7)	(164.6)	—	(3.2)	(167.8)
Depreciation and impairment charges tangible fixed assets	(82.9)	(101.7)	(184.6)	—	(3.2)	(187.8)
Amortization intangible fixed assets	(21.1)	(9.6)	(30.7)	—	—	(30.7)
Goodwill	747.3	126.9	874.2	—	—	874.2
Assets(1)	1,059.4	1,397.2	2,456.6	—	296.7	2,753.3
Capital expenditures	77.0	77.3	154.3	—	7.8	162.1
Year ended December 31, 2001
Sales, external	589.8	1,881.5	2,471.3	—	—	2,471.3
Sales to other reportable segments	496.7	—	496.7	(496.7)	—	—

	1,086.5	1,881.5	2,968.0	(496.7)	—	2,471.3

Operating result	180.5	103.9	284.4	—	(38.3)	246.1
Depreciation tangible fixed assets	(76.2)	(73.6)	(149.8)	—	(2.6)	(152.4)
Amortization intangible fixed assets	(18.9)	(4.7)	(23.6)	—	—	(23.6)
Goodwill	772.4	140.8	913.2	—	—	913.2
Assets(1)	1,070.9	1,463.6	2,534.5	—	250.7	2,785.2
Capital expenditures	86.1	67.5	153.6	—	1.0	154.6

(1)
Assets exclude (deferred) income taxes and goodwill, in accordance with Dutch GAAP.

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(€ in millions)
Reconciliation from operating income to income before tax and extraordinary items:
Operating income	207.0	222.5	246.1
Interest expense	(237.8)	(238.2)	(202.7)

Income before tax and extraordinary items	(30.8)	(15.7)	43.4

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(€ in millions)
Enterprise wide disclosures:
Sales by destination
The Netherlands	438.2	426.7	382.2
Rest of European Union
United Kingdom	282.7	300.7	257.7
France	287.8	296.0	262.1
Germany	608.3	611.7	554.9
Italy and Spain	356.8	361.8	284.1
Nordic and Central Europe	282.8	285.7	230.1
Belgium	135.4	168.4	120.3
Others European Union	40.6	38.8	32.9
Rest of Europe
Nordic and Central Europe	255.8	228.2	218.9
Switzerland	41.7	41.6	32.8
Others	12.0	8.3	—
Rest of World	99.6	155.9	95.3
Total	2,841.7	2,923.8	2,471.3

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(€ in millions)
Enterprise wide disclosures:
Sales by country of origin
The Netherlands	596.4	644.2	768.8
Rest of European Union
United Kingdom	215.7	228.8	181.7
France	243.0	249.5	213.5
Germany	609.7	586.9	576.0
Italy and Spain	321.1	326.2	191.3
Nordic and Central Europe	463.2	444.4	250.9
Belgium	115.3	122.8	44.1
Rest of Europe
Nordic and Central Europe	221.1	259.2	198.3
Switzerland	33.0	36.6	22.7
Rest of World	23.2	25.2	24.0
Total	2,841.7	2,923.8	2,471.3
Enterprise wide disclosures: Long-lived assets*
The Netherlands	1,217.8	1,247.4	1,284.4
Rest of European Union
United Kingdom	109.7	118.1	130.4
France	91.0	96.6	104.4
Germany	361.9	358.9	377.3
Italy & Spain	139.7	139.5	135.4
Nordic & Central Europe	336.8	334.2	331.8
Belgium	35.8	36.5	18.5
Rest of Europe
Nordic & Central Europe	173.0	185.1	193.1
Switzerland	18.0	20.4	20.8
Rest of World	0.3	0.1	—
Total	2,484.0	2,536.8	2,596.1

(*)
Long-lived assets include tangible fixed assets and intangible fixed assets. Goodwill is allocated to the corporate companies in The Netherlands for purposes of presenting enterprise wide disclosure.

28.   Summary of differences between Dutch generally accepted accounting principles and US generally accepted accounting principles

        The Group's financial statements have been prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States of America (US GAAP). The effect of the application of US GAAP on net income (loss) and shareholders' equity, as reported under Dutch GAAP, is set out in the tables below, after giving effect to the restatements described in Note 28(a).

		Year ended December 31, 2003	Year ended December 31, 2002 (restated (a))	Year ended December 31, 2001 (restated (a))
		(€ in millions)
Net income/(loss) under Dutch GAAP		(24.0)	(9.9)	11.2
b)	Goodwill adjustments—amortization	24.7	24.7	1.5
c)	Tangible fixed assets—impairment and depreciation	0.9	(5.7)	—
d)	Restructuring and other provisions	(20.8)	(15.8)	(51.6)
e)	Other intangible assets	2.6	0.1	(0.5)
f)	Financial instruments	2.9	(5.1)	(25.0)
g)	Pensions—pension costs	1.6	(1.9)	(1.4)
i)	Deferred tax assets	(19.8)	(13.7)	—
	Deferred taxes on US GAAP adjustments	4.2	9.9	27.5

Net income (loss) under US GAAP		(27.7)	(17.4)	(38.3)

		December 31, 2003	December 31, 2002 (restated (a))
		(€ in millions)
Shareholders' equity under Dutch GAAP		79.1	124.0
b)	Goodwill adjustments—acquisitions	(89.4)	(89.4)
b)	Goodwill adjustments—amortization	53.8	29.1
c)	Tangible fixed assets—impairment and accumulated depreciation	(4.8)	(5.7)
d)	Restructuring and other provisions	6.7	27.5
e)	Other intangible assets	(1.0)	(3.6)
f)	Financial instruments	(17.2)	(20.1)
g)	Pensions—liability	(69.2)	(73.6)
h)	Preference shares	(204.0)	(192.5)
i)	Deferred tax assets	(33.5)	(13.7)
Deferred taxes on US GAAP adjustments		29.0	26.5

Shareholders' deficit under US GAAP		(250.5)	(191.5)

(a)   Restatement of US GAAP financial information

        During 2003, the Group changed the amounts previously reported in the US GAAP financial information for the items presented below:

	Year ended December 31, 2002 (restated)	Year ended December 31, 2001 (restated)
	(€ in millions)
Net income (loss) under US GAAP, as previously reported	(2.3)	(39.0)

Restatements (net of deferred taxes):
Pensions	0.3	0.7
Deferred tax assets	(13.7)	—
Purchase accounting—Alpha	(1.7)	—

	(15.1)	0.7

Net income (loss) under US GAAP, as restated	(17.4)	(38.3)

December 31, 2002 (restated)
(€ in millions)
Shareholders' equity under US GAAP, as previously reported	22.8

Restatements (net of deferred taxes):
Pensions	(6.4)
Preference shares	(192.5)
Deferred tax assets	(13.7)
Purchase accounting—Alpha	(1.7)

(214.3)

Shareholders' deficit under US GAAP, as restated	(191.5)

Pensions

        In connection with the acquisition of the Kappa Packaging Group in 1998, the liability recognized in purchase accounting for the Kappa pension plans was equal to the book value of the liability for the Kappa plans prior to the acquisition. As a result, various unrecognized pension items (unrecognized transition cost, unrecognized prior service cost and unrecognized actuarial gains/losses) related to the Kappa pension plans continued to be reflected in the US GAAP financial statements of the Group. Under US GAAP, the pension plan liabilities should have been adjusted to their fair value in purchase accounting.

        The restatement for this item reflects the historical elimination of the unrecognized actuarial gains and losses against goodwill and the ongoing effects that such adjustment has on the US GAAP accounts, such as eliminating the amortization of these items that was recognized as a component of pension expense in all subsequent periods, including each of the years ended December 31, 2002 and 2001.

Preference shares

        As described in note 15, the Group issued cumulative preference shares for aggregate cash consideration of €453.78 per share or €148.5 million in the aggregate. Unless previously purchased (in the framework of a listing or sale) and except to the extent that the statutory requirements or the terms of the Company's financing arrangements prevent the Company from doing so, the shareholders of the Company have agreed to procure that the Company shall redeem or repurchase the cumulative preference shares in three equal tranches in 2009, 2010 and 2011. In the previously-issued US GAAP financial statements, the preference shares were accounted for as a component of permanent shareholders' equity.

        As the preference shares constitute redeemable preferred shares, the preference shares are required to be classified outside of permanent equity under US GAAP, whereas Dutch GAAP does not prescribe such a classification. Therefore, the preference shares should have been classified as temporary equity under US GAAP. In addition, cumulative dividends, whether or not declared, should have been accreted, by a charge to retained earnings under US GAAP, such that the amount recognized in the consolidated financial statements would be equal to the redemption amount at the redemption date.

        The restatement for this item reflects the reclassification of €192.5 million as of December 31, 2002, which consists of the face amount of €148.5 million and cumulative dividends of €44.0 million, from permanent equity to temporary equity in the consolidated balance sheet.

Deferred taxes

        In the previously issued financial statements, no valuation allowance was recorded against the deferred tax assets of the Dutch tax group of €13.7 million at December 31, 2002 under both Dutch and US GAAP. However, as US GAAP provides, different from Dutch GAAP, more specific guidance in respect of the valuation of deferred tax assets, a valuation allowance of €13.7 million should have been made against the deferred tax asset of the Dutch tax group at December 31, 2002 under US GAAP.

        The restatement of this item reflects the recording of a valuation allowance of €13.7 million for the amount that does not meet criteria for recognition under US GAAP.

Purchase accounting—Alpha

        As described in notes 1 and 3, on May 17, 2001, Kappa acquired Alpha for aggregate consideration of €1,120.9 million. The acquisition was accounted for by the purchase method of accounting in accordance with APB 16, "Business Combinations."

        The restatement of this item can be specified as follows:

(€ in millions)
Reduction of goodwill, as previously reported	(15.0)
Tangible fixed assets(1)	85.2
Deferred taxes	(26.2)
Pensions	(0.3)

Reduction of goodwill, as restated	(43.7)

(1)
As of January 1, 2002, Kappa adopted the provisions of FAS 142, "Goodwill and Other Intangible Assets." In connection with the adoption of FAS 142, Kappa was required to allocate its goodwill to its reporting units, which resulted in the allocation of negative goodwill to certain reporting units. However, on an aggregate basis under US GAAP, the acquisition of Alpha did not result in negative goodwill. Accordingly, the allocation of goodwill to reporting units upon adoption of FAS 142 should not have resulted in adjustments to the fair values of the individual assets acquired and liabilities assumed of Kappa.

The restatement for this item reflects the decrease of goodwill, the increase in pension liability and the increase in tangible fixed assets (and the related depreciation adjustment of €2.6 million for the year ended December 31, 2002) together with the related deferred tax effect that result from this revision of the purchase price allocation under US GAAP.

(b)   Goodwill (restated)

Acquisitions

        The application of US GAAP to the closing balance sheet of the acquisitions listed below resulted in a total difference in gross amount of goodwill balance upon acquisitions under Dutch GAAP and US GAAP of €(89.4) million, which can be detailed as follows:

(€ in millions)
Acquisition of Kappa Packaging Group on May 31, 1998	(45.0)
Acquisition of SCAO in 2000	(0.7)
Acquisition of Alpha on May 17, 2001	(43.7)

Reduction of goodwill, under US GAAP compared to Dutch GAAP	(89.4)

  Acquisition of Alpha on May 17, 2001 (restated)

        The following table shows the adjustments to goodwill arising on acquisition:

	Pensions	Restructuring and other provisions	Total
	(€ in millions)
1) Restructuring and other provisions	—	(38.6)	(38.6)
2) Pension liability	(26.5)	—	(26.5)
Deferred income taxes	7.9	13.5	21.4

Reduction of goodwill	(18.6)	(25.1)	(43.7)

        On purchase of Alpha, the application of US GAAP to the closing balance sheet affects the determination of goodwill as of May 17, 2001 in the following ways:

(1)
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

(c)
The Company included approximately €16.0 million in the purchase price allocation for the advice on the restructuring of certain areas of manufacturing infrastructure. This liability is recorded under Dutch GAAP as it was necessary to identify areas to be restructured to align the Alpha acquisition. However, such a liability is not acceptable under US GAAP and is excluded from the purchase price allocation. These costs were expensed when incurred.

(2)
The pension liability is lower under US GAAP as no assets are recorded under Dutch GAAP. Further reference is made to (g) below.

Amortization

        Under Dutch GAAP, goodwill is recorded as an asset and amortized over its estimated useful life of 40 years. Under US GAAP, goodwill is recorded as an asset and amortized over its estimated useful life of 40 years through December 31, 2001. Thereafter, goodwill recorded under US GAAP is not amortized but tested for impairment on an annual basis. The differences in goodwill amortization between Dutch GAAP and US GAAP as a result of the above goodwill adjustments are shown in the US GAAP reconciliation through December 31, 2001. Beginning January 1, 2002, the Dutch-US GAAP differences represent the elimination of goodwill amortization recognized under Dutch GAAP.

(c)   Tangible fixed assets—impairment

        Under Dutch GAAP, an impairment charge of €20.0 million was recorded during 2002 in the Packaging segment as the amount that the sum of its future discounted cash flows exceeded its carrying value. This impairment charge under Dutch GAAP indicated that certain long-lived assets of the Packaging segment might not be recoverable under US GAAP. SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), requires an impairment loss to be recognized only if the carrying amount of a long-lived asset group is not recoverable. The carrying amount is not recoverable when the undiscounted cash flows expected to be generated from the use of a long-lived asset group and its eventual disposition are less than the carrying amount of the asset group. Under US GAAP, long-lived assets are grouped with other assets and liabilities at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. As such, an impairment test was performed for US GAAP at four European plants, which resulted in an additional impairment charge in the Packaging segment under US GAAP of €5.7 million. The impairment charge was measured as the amount that the estimated discounted cash flows exceeded the carrying value of the long-lived asset group. The total impairment charge recorded under US GAAP during 2002 in the Packaging segment was €25.7 million. The difference in impairment charge under Dutch GAAP and US GAAP resulted in lower depreciation expenses in 2003 for US GAAP purposes of €0.9 million.

(d)   Restructuring and other provisions

Restructuring provisions

        Under US GAAP only costs that qualify as exit costs and therefore do not relate to the ongoing operations of the company may be provided for. In addition, a number of specific criteria also must be met before these costs that do qualify as exit costs can be recognized as an expense. Among these is the requirement that all the significant actions to be taken as part of the reorganization must be identified along with their expected completion dates and the exit program must be approved and communicated by the balance sheet date. Costs that do not qualify as exit costs are expensed when the obligation exists to pay cash or otherwise sacrifice assets.

        Under Dutch GAAP provisions can be made if the main features of the plan are announced after the balance sheet date, but still before the date of finalization of the financial statements.

        During the years 2001, 2002 and 2003, payments were made related to provisions that were unrecognized under US GAAP. Additionally, certain previously established Dutch GAAP provisions met the requirements for recognition in accordance with US GAAP. As a result additional restructuring costs were incurred under US GAAP in the years 2001, 2002 and 2003 of €46.4 million, €9.6 million and €10.7 million respectively. The additional restructuring costs under US GAAP for the year 2003 mainly relates to the restructuring provision set up in respect of the closure of our containerboard plant Kappa Mennecy Paper (Mennecy, France) effective as from April, 2003.

Insurance loss provision

        In 1998 and 1999, three of the operating plants experienced fire damage. As a consequence, the Company expected increases in insurance premiums over the next five years and recorded a provision for these costs.

        Following changes in Dutch GAAP as from January 1, 2001, the remaining balance of the provision of €15.1 million as at January 1, 2001 was to be released in equal portions in 2001, 2002 and 2003. In the years 2001, 2002 and 2003, €4.9 million, €5.2 million, respectively €5.0 million was released from the provision.

        For US GAAP, insurance premiums are a period expense and a provision for expected costs is not allowed. As such, this provision was reversed under US GAAP.

Other provisions

        Under Dutch GAAP maintenance provisions are allowed to be built up over a period of time prior to the moment when the actual maintenance begins. Under US GAAP, maintenance costs are expensed as incurred.

        In addition, under Dutch GAAP certain environmental provisions were established as part of the purchase accounting, which did not meet the US GAAP legal obligation criteria as of the date of acquisition, including a provision of €3.0 million for the clean up of the ground pollution at Kappa Mennecy Paper.

        As in 2003, the Company initiated the closure of Kappa Mennecy Paper, a legal obligation arose to clean up the ground pollution. Under FAS 143, "Accounting for Asset Retirement Obligations", the obligation to clean up qualified for treatment as an asset retirement obligation resulting in a liability to be recorded at fair value in the period in which it is incurred and an increase in asset value for the related retirement cost. The fair value of the obligation to clean up amounts to €3.0 million. As the useful life of the asset is deemed to be nil due to the closure of the plant, the entire obligation of €3.0 million is expensed under US GAAP.

        As a result, in the years 2001, 2002 and 2003, additional expenses were incurred related to other provisions under US GAAP of €0.3 million, €1.0 million and €5.1 million respectively.

(e)   Other intangible assets

        Under Dutch GAAP, costs incurred in connection with consultancy projects are capitalizable if future economic benefits from these assets are expected. Under US GAAP, the costs associated with consultancy projects, whether internal or external, must be expensed as incurred.

(f)    Financial instruments

        In 1999, when the Company received the proceeds on the senior subordinated notes denominated in US Dollars, currency call options were purchased maturing on July 15, 2004 to hedge the US dollar-denominated principal of the debt against the euro.

        Under US GAAP, these call options were marked-to-market and the debt was translated at the spot rate at the date of each balance sheet; translation gains and losses on the options and the debt were included in the statements of income.

        Under Dutch GAAP, the US dollar-denominated principal of the debt was translated at the option rate and the call option premium capitalized and amortized on a straight-line basis over 5 years.

        However, in 2003, currency call options were sold to offset the call options purchased in 1999 and replaced by currency forward contracts maturing on July 15, 2004 to hedge the currency risk on the US dollar-denominated principal.

        Under US GAAP, the result on the sale of the call options was directly taken to the statement of income, whereas under Dutch GAAP the value is accrued for and released on a straight-line basis over the period ending on July 15, 2004.

        All other financial instruments, e.g. interest rate swaps, cross currency swaps and foreign currency forward contracts, under US GAAP are capitalized as from January 1, 2001 and marked-to-market at the date of the balance sheet. Value changes are recorded against the statements of income.

        Financial instruments can be specified as follows:

	December 31, 2003	Change in value	December 31, 2002	Change in value	December 31, 2001	Change in value	December 31, 2000
	(€ in millions)
Derivatives capitalized under US GAAP
Interest rate swap (fair value)	(18.3)	7.8	(26.1)	(9.2)	(16.9)	(18.4)	1.5
Currency swaps (fair value)	(1.2)	(2.3)	1.1	(5.5)	6.6	(6.0)	12.6
Currency options (fair value)	—	(6.2)	6.2	(11.3)	17.5	12.1	5.4
Currency forward contracts (fair value)	(10.2)	(10.6)	0.4	2.3	(1.9)	(2.0)	0.1

(Movement in) Dutch GAAP/US GAAP valuation difference	(29.7)	(11.3)	(18.4)	(23.7)	5.3	(14.3)	19.6
US dollar-denominated senior subordinated notes
Under US GAAP translated at spot rate	(79.5)		(95.8)		(113.0)		(107.6)
Under Dutch GAAP translated at forward rate	(90.3)		(95.1)		(95.1)		(95.1)

(Movement in) Dutch GAAP/US GAAP valuation difference	10.8	11.5	(0.7)	17.2	(17.9)	(5.4)	(12.5)
Premiums capitalized and accruals made under Dutch GAAP	1.7	2.7	(1.0)	1.4	(2.4)	(5.3)	2.9

Difference in financial instruments under US GAAP	(17.2)	2.9	(20.1)	(5.1)	(15.0)	(25.0)	10.0

(g)   Pensions (restated)

Pension plans—general

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

Pension provisions under US GAAP (restated)

        Under US GAAP, SFAS 87 requires the use of significant actuarial assumptions annually to reflect current market and economic conditions. Additionally, only those accumulated gains or losses arising in the schemes from a difference between the actual experience of the schemes and actuarial assumptions made, falling outside ten percent of the greater of the projected benefit obligation or the market value of the assets are being amortized.

        This method differs from the accounting policy applied by the Group under Dutch GAAP, whereby the accrual for pension costs represents the present value, based on actuarial assumptions, of future pension contributions concerning past service cost and the costs of the unfunded pension plan of the German operations.

        For the pension provision under US GAAP, the prospective pension obligation, i.e., the Projected Benefit Obligation (PBO), was determined by using the Projected Unit Credit Method in accordance with SFAS 87. Moreover, the Accumulated Benefit Obligation (ABO) was determined by using the Current Credit Method in accordance with SFAS 87.

        Under SFAS 87, the net periodic pension costs for the years 2003, 2002 and 2001 can be broken down into the following components:

	Year ended December 31, 2003	Year ended December 31, 2002 (restated (a))	Year ended December 31, 2001 (restated (a))
	(€ in millions)
Net periodic pension cost
Service cost	(17.6)	(20.0)	(16.3)
Interest cost	(33.9)	(33.5)	(28.7)
Expected return on plan assets	29.8	37.2	31.0
Net amortization and deferral and other expenses	(10.4)	(5.8)	—
Other costs and countries	(5.7)	(6.7)	(1.9)

Net periodic pension costs under US GAAP	(37.8)	(28.8)	(15.9)
Net periodic pension costs under Dutch GAAP	(39.4)	(26.9)	(14.5)
Difference in pension costs under US GAAP	1.6	(1.9)	(1.4)

        The Dutch GAAP pension charge in 2003 includes an interest charge of €5.7 million (2002: €4.2 million and 2001: €2.4 million), which is included under interest expense.

        The balance sheet position as of December 31, 2003 and December 31, 2002 under SFAS 87 (funded status), and the changes in the projected benefit obligation and plan assets for the years then ended were as follows:

	December 31, 2003	December 31, 2002 (restated)
Accumulated benefit obligations	606.4	571.4

Change in projected benefit obligation
Benefit obligation at beginning of year	(626.4)	(578.8)
Acquisition of Alpha	—	(2.3)
Service cost	(17.6)	(20.0)
Interest cost	(33.9)	(33.5)
Plan participants' contributions	(3.1)	(3.1)
Changes in plan	0.5	(2.3)
Actuarial gain/(loss)	(24.3)	(17.9)
Benefits paid	21.9	18.8
Translation adjustments	16.8	12.7

Projected benefit obligation at end of year	(666.1)	(626.4)
Change in plan assets
Fair value of plan assets at beginning of year	435.3	488.9
Acquisition of Alpha	—	2.3
Actual return on plan assets	48.2	(43.6)
Employer contribution	16.9	9.7
Plan participants' contributions	3.1	3.1
Benefits paid	(14.8)	(11.8)
Translation adjustments	(12.6)	(13.3)

Fair value of plan assets at end of year	476.1	435.3

Funded Status	(190.0)	(191.1)
Unrecognized transition cost	—	—
Unrecognized prior service cost	(0.5)	—
Unrecognized net actuarial loss	76.4	82.9
Other costs and countries	(12.3)	(12.2)

Net pension liability	(126.4)	(120.4)

        The difference in net pension liability under Dutch GAAP and US GAAP as of December 31, 2003 and December 31, 2002 can be specified as follows:

	December 31, 2003	December 31, 2002 (restated (a))
Net pension liability under US GAAP	(126.4)	(120.4)
Additional minimum liability under US GAAP	(61.0)	(66.0)
Net pension liability under Dutch GAAP:
—Pension provisions	(115.1)	(113.0)
—Pension accruals	(3.1)	0.2

Additional pension liability under US GAAP	(69.2)	(73.6)

        The assumptions used in this calculation are the following:

	December 31, 2003	December 31, 2002	December 31, 2001
Weighted average assumptions
Discount rate	5.4%	5.5%	5.7%
Expected return on plan assets	6.9%	6.8%	7.5%
Rate of compensation increase	3.1%	3.3%	3.3%
Increase of state pension	2.2%	2.2%	2.3%
Pension increases	2.2%	2.2%	2.3%

Domestic pension plans—general

        In accordance with SFAS 132R. "Employers Disclosure about Pensions and Other Postretirement Benefits Revised", which was issued in December 2003, additional information is disclosed in the paragraph below regarding the assets, obligations, cash flows and net periodic benefit costs of the Group's domestic pension plans.

Domestic pension plans—the Netherlands

        The main Dutch pension plan, which is externally funded in the foundation "Stichting Pensioenfonds Kappa Packaging Nederland", covers the majority of all Dutch employees. The basic pension plan is a defined benefit, average pay plan with a retirement age of 65 for salaries up to €79,900. Furthermore, a temporary pension is accrued for to cover the last three years before the pension age is reached. For salaries above €79,900 a defined contribution plan is applicable.

        Only the employer contributes to the pension fund until 2006. The contribution is based on actuarial assumptions. The total contribution to the pension fund amounted to €13.9 million in 2003. The contribution is estimated to be about €18.0 million in 2004. The pension benefit payments amounted to €7.9 million in 2003.

        The accumulated benefit obligation for the domestic plans at December 31, 2003 was €272.6 million (2002: €255.5 million).

        The "Stichting Pensioenfonds Kappa Packaging Nederland" manages the investment portfolio for pensions. The pension fund has its own investment policy, which is based on a regular asset-liability review, and decided on by the board of the pension fund in consultation with investment advisors, within the guidelines given by the Regulatory Body for pension funds in the Netherlands (Pensioen- en Verzekeringskamer, or PVK). The objective of the investment activities is to maximize investment return within an accepted risk level. The investments are regularly reviewed by the investment committee and on a quarterly basis by the board of the pension fund. When necessary the board decides on a change in the investment policy in consultation of investment advisors. The assets are carried at market value. The investment portfolio is comprised of the following:

	Strategic (as from 2003)	Current, as of December 2003	Current, as of December 2002	Current, as of December 2001
Equities	40	36	33	36
Fixed income	60	61	64	63
Cash and cash equivalents	0	3	3	1

Total	100	100	100	100

        The funding ratio of the pension fund (being the ratio of investments to pension liabilities) amounts to 108.0% (2002: 109.6% and 2001: 126.8%) of liabilities.

        Weighted average assumptions used in calculation of the Domestic plan's net periodic benefit cost for years ending December 31 are as follows:

	December 31, 2003	December 31, 2002	December 31, 2001
Weighted average assumptions
Discount rate	5.5%	5.5%	5.5%
Expected return on plan assets	7.0%	7.0%	8.0%
Rate of compensation increase	3.0%	3.0%	3.0%
Increase of state pension	2.3%	2.3%	2.5%
Pension increases	2.3%	2.3%	2.5%

        The assumption for the weighted average expected return on plan assets is based on the target asset allocation. The expected returns for the various asset classes are mainly based on asset class specific long-term historical real returns, which are assumed to be indicative of future expectations, within the limits set by the Regulatory Body for pension funds in the Netherlands (Pensioen- en Verzekeringskamer, or PVK).

(h)   Preference shares (restated)

        As described in note 15, the Group issued cumulative preference shares for aggregate cash consideration of €453.78 per share or €148.5 million in the aggregate. All preference shares are redeemable upon the occurrence of an initial public offering or sale of the Group's operations and are redeemable in three equal tranches in 2009, 2010 and 2011, subject to financing arrangements preventing this.

        Under Dutch GAAP, these preference shares are accounted for as a component of permanent shareholders' equity. Dividends are recognized when declared.

        Under US GAAP, these preference shares constitute redeemable preferred shares and, accordingly, are required to be classified as temporary equity (between liabilities and permanent equity). In addition, cumulative dividends, whether or not declared, are required to be accreted, by a charge to retained earnings, such that the amount recognized in the consolidated financial statements will be accreted up to the redemption amount at the redemption date. The aggregate adjustments to shareholders' equity of €204.0 million and €192.5 million as of December 31, 2003 and 2002, respectively, represents the reclassification of the preference shares (including accreted dividends) out of permanent equity to temporary equity in the consolidated balance sheet.

(i)    Deferred taxes (restated)

        The Group has unexpired net operating losses generated in the Netherlands in the amount of €188 million at December 31, 2003 (2002: €130 million). The related deferred tax asset of €64.7 million (2002: €45.0 million), by using an effective tax rate of 34.5%, were offset by €31.2 million (2002: € 31.3 million) of deferred tax liabilities resulting in a net deferred tax asset position of €33.5 million at December 31, 2003 (2002: €13.7 million).

        No valuation allowance against the deferred tax assets of the Dutch tax group were recorded under Dutch GAAP. However, as US GAAP provides, different from Dutch GAAP, more specific guidance in respect of the valuation of deferred tax assets, a valuation allowance of €33.5 million was made against the deferred tax asset of the Dutch tax group at December 31, 2003 (2002: €13.7 million).

(j)    Significant presentation differences between Dutch and US GAAP

  Extraordinary items

        The non-recurring items, which are recorded as extraordinary items under Dutch GAAP in 2001 (€20.1 million loss before taxation) do not qualify as extraordinary items under US GAAP. The income statement presented in the US GAAP format for the year 2001 would result in a reclassification of these extraordinary items to financial expenses (€22.0 million loss before taxation) and to a separate line between operating income and extraordinary items (€1.9 million gain before taxation) for the year 2001.

  Balance sheet reclassifications under US GAAP presentation

        The balance sheet presented in the US GAAP format would result in a reclassification of the Shareholders' loans to liabilities from the mezzanine level as there are no equity characteristics of this debt as defined under US GAAP.

        In addition, as the preference shares constitute redeemable preferred shares, the preference shares, including accreted dividends, are required to be classified as temporary equity, outside of permanent equity under US GAAP.

  Statement of cash flows

        The statement of cash flows has been prepared on a consistent basis and is presented in accordance with Dutch GAAP and IAS 7. Under US GAAP, the deposit held in an escrow-account of €5.0 million as at December 31, 2002 (which became available to the Group on April 1, 2003) would not qualify as cash and cash equivalents as a result of which cash used in investing activities would have been €5.0 million higher in 2002 and €5.0 million lower in 2003 under US GAAP compared to Dutch GAAP. In addition, cash and cash equivalents from acquisitions would be netted off against the acquisition of group companies within investing activities under US GAAP, and not separately presented at the base of the cash flow statement. There are no further differences between the cash flow statements prepared in accordance with Dutch GAAP and IAS 7 compared to the cash flow statements prepared in accordance with US GAAP.

Recently issued accounting pronouncements

        In December 2003, the Staff of the Securities and Exchange Commission (SEC or the Staff) issued Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition", which supercedes SAB 101, "Revenue Recognition in Financial Statements". SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Additionally, SAB 104 rescinds the SEC's Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the FAQ) issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003.

        In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities Revised. FIN 46R modifies the scope exceptions provided in FIN 46. Entities would be required to replace FIN 46 provisions with FIN 46R provisions for all newly created post-January 31, 2003 entities as of the end of the first interim period or annual reporting ending after March 15, 2004. The adoption of FIN 46R had no effect on our consolidated financial statements.

        In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). The statement establishes standards on how to classify and measure certain financial instruments with characteristics of both liabilities and equity and requires additional disclosures regarding alternative ways of setting instruments and the capital structure of entities, all of whose shares are mandatory redeemable. SFAS 150 does not apply to obligations under stock based arrangements if they are accounted for under APB 25, SFAS 123 or related guidance. The provisions of SFAS 150 were effective for all financial instruments entered into or modified after May 31, 2003, and otherwise was effective the first interim period beginning after June 15, 2003. However, the guidance applying to mandatorily redeemable noncontrolling interests has been deferred. The adoption of this statement had no effect on our 2003 consolidated financial statements. However, as from January 1, 2004, the preference shares, including accreted dividends, are required to be reclassified from temporary equity to liabilities in accordance with the provisions of SFAS 150.

        In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities' (SFAS 149), SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments by requiring that contracts with comparable characteristics be accounted for similarly and by clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The guidance in SFAS 149 was effective prospectively for contracts entered into or modified and for hedging relationships designated after June 30, 2003. The adoption of this statement had no effect on our consolidated financial statements.

        In November 2002, the Emerging Issues Task Force ("EITF") reached consensus on EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this consensus does not have a material effect on our consolidated financial statements.

29.   Supplemental Guarantor Footnote

        Presented below is information for Kappa Beheer B.V., the issuer of the Group's high yield debt securities under this registration statement, Kappa Holding B.V., Kappa Packaging B.V. and the subsidiaries of Kappa Packaging B.V. ("Kappa Packaging Subsidiaries") as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003.

        Kappa Beheer B.V., Kappa Packaging B.V. and Kappa Packaging Subsidiaries are wholly-owned subsidiaries of Kappa Holding B.V. Pursuant to the indentures and the notes, Kappa Packaging B.V. and Kappa Holding B.V. jointly and severally, fully and unconditionally guarantee Kappa Beheer B.V.'s high yield debt securities. Kappa Holding B.V. is the parent guarantor and Kappa Packaging B.V. is the subsidiary guarantor.

        The Group has not provided reconciliations from Dutch GAAP to US GAAP for the columns relating to the guarantor entities as such reconciliations would not materially affect an investor's understanding of the nature of the guarantee. The majority of the reconciling items between Dutch GAAP and US GAAP relate to the (operating) activities of the non-guarantor subsidiaries and these amounts would only affect the guarantors' investment in group companies and equity earnings of subsidiaries, except for the adjustment related to the preference shares (including accreted dividends) issued by Kappa Holding B.V.

KAPPA PACKAGING GROUP
CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 2003
(€ in millions)

	Consolidated Kappa Packaging Group	Eliminations	Non-Guarantor Subsidiaries Kappa Packaging Subsidiaries	Subsidiary Guarantor Kappa Packaging B.V.	Issuer Kappa Beheer B.V.	Parent Guarantor Kappa Holding B.V.
Sales	2,841.7	—	2,841.7	—	—	—
Net change in work in progress and finished goods	(10.0)	—	(10.0)	—	—	—

Net sales including net change in work in progress and finished goods	2,831.7	—	2,831.7	—	—	—
Raw material costs	(1,003.7)	—	(1,003.7)	—	—	—
External services	(524.8)	—	(524.8)	—	—	—
Labor costs	(702.6)	—	(702.6)	—	—	—
Other operating costs	(183.3)	—	(182.3)	(0.3)	(0.1)	(0.6)
Depreciation, amortization and impairment charges	(210.3)	—	(209.7)	(0.6)	—	—

Total operating costs and expenses	(2,624.7)	—	(2,623.1)	(0.9)	(0.1)	(0.6)

Operating income	207.0	—	208.6	(0.9)	(0.1)	(0.6)
Interest income/(expense), net	(187.6)	—	(223.9)	(4.4)	40.7	—
Interest income/(expense) Holding/Beheer loan	—		—		(51.2)	51.2
Interest expense Shareholders' loans	(50.2)	—	—	—	—	(50.2)

Result before income taxes	(30.8)	—	(15.3)	(5.3)	(10.6)	0.4
Income taxes	6.5	—	5.7	(3.8)	3.7	0.9
Income from participations	0.4	—	0.4	—	—	—
Minority interests	(0.1)	—	—	(0.1)	—	—

Income before equity in earnings of subsidiaries	(24.0)	—	(9.2)	(9.2)	(6.9)	1.3
Equity in earnings of subsidiaries	—	52.9	—	(9.2)	(18.4)	(25.3)

Net income/(loss)	(24.0)	52.9	(9.2)	(18.4)	(25.3)	(24.0)

KAPPA PACKAGING GROUP
CONSOLIDATED STATEMENTS OF INCOME
For the year ended December 31, 2002
(€ in millions)

	Consolidated Kappa Packaging Group	Eliminations	Non-Guarantor Subsidiaries Kappa Packaging Subsidiaries	Subsidiary Guarantor Kappa Packaging B.V.	Issuer Kappa Beheer B.V.	Parent Guarantor Kappa Holding B.V.
Sales	2,923.8	—	2,923.8	—	—	—
Net change in work in progress and finished goods	13.8	—	13.8	—	—	—

Net sales including net change in work in progress and finished goods	2,937.6	—	2,937.6	—	—	—
Raw material costs	(1,077.6)	—	(1,077.6)	—	—	—
External services	(523.3)	—	(523.3)	—	—	—
Labor costs	(697.9)	—	(697.9)	—	—	—
Other operating costs	(197.8)	—	(197.4)	—	—	(0.4)
Depreciation, amortization and impairment charges	(218.5)	—	(217.9)	(0.6)	—	—

Total operating costs and expenses	(2,715.1)	—	(2,714.1)	(0.6)	—	(0.4)

Operating income	222.5	—	223.5	(0.6)	—	(0.4)
Interest income/(expense), net	(192.0)	—	(220.4)	(11.8)	40.2	—
Interest income/(expense) Holding/Beheer loan	—	—	—	—	(47.4)	47.4
Interest expense Shareholders' loans	(46.2)	—	0.1	—	—	(46.3)

Result before income taxes	(15.7)	—	3.2	(12.4)	(7.2)	0.7
Income taxes	5.4	—	0.2	1.6	4.9	(1.3)
Income from participations	0.6	—	0.6	—	—	—
Minority interests	(0.2)	—	—	(0.2)	—	—

Income before equity in earnings of subsidiaries	(9.9)	—	4.0	(11.0)	(2.3)	(0.6)
Equity in earnings of subsidiaries	—	12.3	—	4.0	(7.0)	(9.3)

Net income/(loss)	(9.9)	12.3	4.0	(7.0)	(9.3)	(9.9)

KAPPA PACKAGING GROUP
CONSOLIDATING STATEMENTS OF INCOME
For the year ended December 31, 2001
(€ in millions)

	Consolidated Kappa Packaging Group	Eliminations	Non-Guarantor Subsidiaries Kappa Packaging Subsidiaries	Subsidiary Guarantor Kappa Packaging B.V.	Issuer Kappa Beheer B.V.	Parent Guarantor Kappa Holding B.V.
Sales	2,471.3	—	2,471.3	—	—	—
Net change in work in progress and finished goods	1.0	—	1.0	—	—	—

Net sales including net change in work in progress and finished goods	2,472.3	—	2,472.3	—	—	—
Raw material costs	(917.7)	—	(917.7)	—	—	—
External services	(434.7)	—	(434.7)	—	—	—
Labor costs	(561.9)	—	(561.4)	—	—	(0.5)
Other operating costs	(135.9)	—	(135.9)	—	—	—
Depreciation, amortization and impairment charges	(176.0)	—	(175.6)	(0.4)	—	—

Total operating costs and expenses	(2,226.2)	—	(2,225.3)	(0.4)	—	(0.5)

Operating income	246.1	—	247.0	(0.4)	—	(0.5)
Interest income/(expense)	(167.8)	—	(185.3)	(20.4)	37.9	—
Interest income/(expense) Holding/Beheer loan	—	—	—	—	(36.8)	36.8
Interest expense Shareholders' loans	(34.9)	—	—	—	—	(34.9)

Income before income taxes and extraordinary items	43.4	—	61.7	(20.8)	1.1	1.4
Income taxes	(19.1)	—	(24.5)	7.4	(0.4)	(1.6)
Income from participations	0.2	—	0.2	—	—	—
Minority interests	(0.2)	—	—	(0.2)	—	—

Income before extraordinary items	24.3	—	37.4	(13.6)	0.7	(0.2)
Extraordinary items	(13.1)	—	(13.1)	—	—	—

Income before equity in earnings of subsidiaries	11.2	—	24.3	(13.6)	0.7	(0.2)
Equity in earnings of subsidiaries	—	(46.4)	—	24.3	10.7	11.4

Net income/(loss)	11.2	(46.4)	24.3	10.7	11.4	11.2

KAPPA PACKAGING GROUP
CONSOLIDATED BALANCE SHEET
As at December 31, 2003
(€ in millions)

	Consolidated Kappa Packaging Group	Eliminations	Non-Guarantor Subsidiaries Kappa Packaging Subsidiaries	Subsidiary Guarantor Kappa Packaging B.V.	Issuer Kappa Beheer B.V.	Parent Guarantor Kappa Holding B.V.
Assets
Cash and cash equivalents	240.7	—	240.7	—	—	—
Accounts receivable	419.6	—	419.6	—	—	—
Other receivables	52.4	—	51.8	0.1	0.5	—
Inventories	249.9	—	249.9	—	—	—

Total current assets	962.6	—	962.0	0.1	0.5	—
Investments in Group companies	—	(428.7)	—	266.4	84.5	77.8
Loans to Group companies	—	(3,601.6)	—	2,207.4	1,394.2	—

Total investments and advances affiliates	—	(4,030.3)	—	2,437.8	1,478.7	77.8
Tangible fixed assets	1,604.5	—	1,604.5	—	—	—
Intangible fixed assets	855.3	—	834.6	20.7	—	—
Other non-current assets	103.3	—	65.5	30.1	7.7	—

	3,525.7	(4,030.3)	3,466.6	2,524.7	1,486.9	77.8

Liabilities
Bank overdrafts	0.6	—	0.6	—	—	—
Current portion of term loan facilities	129.3	—	—	129.3	—	—
Current portion of other long-term liabilities	4.2	—	4.2	—	—	—
Other current liabilities	505.2	—	468.4	2.4	34.4	—

Total current liabilities	639.3	—	473.2	131.7	34.4	—
Long-term debt due to Group companies	—	(3,601.6)	2,454.0	1,143.6	—	4.0
Term loan facilities	1,163.5	—	—	1,163.5	—	—
Senior subordinated notes	691.1	—	—	—	691.1	—
Other long-term debt	13.9	—	13.9	—	—	—

Total long-term liabilities	1,868.5	(3,601.6)	2,467.9	2,307.1	691.1	4.0
Provisions	259.1	—	259.1	—	—	—
Shareholders' loans	678.3	—	—	—	—	678.3
Kappa Holding/Kappa Beheer loan	—	—	—	—	683.6	(683.6)
Minority interests	1.4	—	—	1.4	—	—
Shareholders' equity
Share capital	0.8	—	—	—	—	0.8
Additional paid-in capital	152.9	(596.4)	294.0	151.2	151.2	152.9
Legal reserve	—	—	—	—	—	—
Retained earnings	(29.6)	39.7	10.4	(21.7)	(28.4)	(29.6)
Cumulative translation adjustment	(45.0)	128.0	(38.0)	(45.0)	(45.0)	(45.0)

Total Shareholders' equity	79.1	(428.7)	266.4	84.5	77.8	79.1

	3,525.7	(4,030.3)	3,466.6	2,524.7	1,486.9	77.8

KAPPA PACKAGING GROUP
CONSOLIDATED BALANCE SHEET
As at December 31, 2002
(€ in millions)

	Consolidated Kappa Packaging Group	Eliminations	Non-Guarantor Subsidiaries Kappa Packaging Subsidiaries	Subsidiary Guarantor Kappa Packaging B.V.	Issuer Kappa Beheer B.V.	Parent Guarantor Kappa Holding B.V.
Assets
Cash and cash equivalents	233.6	—	233.6	—	—	—
Accounts receivable	451.5	—	451.5	—	—	—
Other receivables	55.6	—	55.1	0.1	—	0.4
Inventories	272.2	—	272.2	—	—	—

Total current assets	1,012.9	—	1,012.4	0.1	—	0.4
Investments in Group companies	—	(512.3)	—	264.5	123.8	124.0
Loans to Group companies	—	(3,689.2)	—	2,350.8	1,338.4	—

Total investments and advances affiliates	—	(4,201.5)	—	2,615.3	1,462.2	124.0
Tangible fixed assets	1,654.7	—	1,654.7	—	—	—
Intangible fixed assets	882.1	—	853.2	21.2	7.7	—
Other non-current assets	93.6	—	57.8	35.8	—	—

	3,643.3	(4,201.5)	3,578.1	2,672.4	1,469.9	124.4

Liabilities
Bank overdrafts	1.4	—	1.4	—	—	—
Current portion of term loan facilities	101.8	—	—	101.8	—	—
Current portion of other long-term liabilities	5.6	—	5.6	—	—	—
Other current liabilities	507.1	—	478.4	0.6	28.1	—

Total current liabilities	615.9	—	485.4	102.4	28.1	—
Long-term debt due to Group companies	—	(3,689.2)	2,540.9	1,143.6	—	4.7
Term loan facilities	1,301.3	—	—	1,301.3	—	—
Senior subordinated notes	685.5	—	—	—	685.5	—
Other long-term debt	15.0	—	15.0	—	—	—

Total long-term liabilities	2,001.8	(3,689.2)	2,555.9	2,444.9	685.5	4.7
Provisions	272.3	—	272.3	—	—	—
Shareholders' loans	628.0	—	—	—	—	628.0
Kappa Holding/Kappa Beheer loan	—	—	—	—	632.3	(632.3)
Minority interests	1.3	—	—	1.3	—	—
Shareholders' equity
Share capital	0.8	—	—	—	—	0.8
Additional paid-in capital	152.9	(558.6)	256.2	151.2	151.2	152.9
Legal reserve	—	—	—	—	—	—
Retained earnings	(5.6)	(13.2)	19.6	(3.3)	(3.1)	(5.6)
Cumulative translation adjustment	(24.1)	59.5	(11.3)	(24.1)	(24.1)	(24.1)

Total Shareholders' equity	124.0	(512.3)	264.5	123.8	124.0	124.0

	3,643.3	(4,201.5)	3,578.1	2,672.4	1,469.9	124.4

KAPPA PACKAGING GROUP
CONSOLIDATED CASH FLOW STATEMENT
For the year ended December 31, 2003
(€ in millions)

	Consolidated Kappa Packaging Group	Eliminations	Non-Guarantor Subsidiaries Kappa Packaging Subsidiaries	Subsidiary Guarantor Kappa Packaging B.V.	Issuer Kappa Beheer B.V.	Parent Guarantor Kappa Holding B.V.
Cash flows from operating activities
Net income	(24.0)	(52.9)	(9.2)	(18.4)	(25.3)	(24.0)
Adjustments to reconcile net income to cash provided by operations:
Depreciation of tangible fixed assets	181.1	—	181.1	—	—	—
Amortization of intangible fixed assets	29.2	—	28.6	0.6	—	—
Amortization of finance charges	12.2	—	6.0	5.6	0.6	—
Share in result of participations	(0.4)	—	(0.4)	—	—	—
Minority interests	0.1	—	—	0.1	—	—
Non-cash interest on Shareholders' loans	50.2	—	—	—	—	50.2
Non-cash interest on senior subordinated notes	15.5	—	—	—	15.5	—
Non-cash interest on Kappa Holding/Kappa Beheer loan	—	—	—	—	51.4	(51.4)
Addition to/(release from) pension provisions	10.2	—	10.2	—	—	—
Addition to/(release from) deferred tax liabilities	(23.3)	—	(23.3)	—	—	—
Addition to/(release from restructuring and other provisions	19.6	—	19.6	—	—	—
Changes in operating assets and liabilities:
Inventories	19.5	—	19.5	—	—	—
Accounts receivable	25.3	—	25.3	—	—	—
Other receivables	2.3	—	2.3	—	—	—
Accounts payable	(6.7)	—	(6.7)	—	—	—
Accrued liabilities	10.2	—	10.2	—	—	—
Increase/(decrease) in intercompany receivables, net	—	—	57.8	2.9	(60.6)	(0.1)
Paid from restructuring and other provisions	(33.2)	—	(33.2)	—	—	—
Paid from pension provision	(8.3)	—	(8.3)	—	—	—
Equity in earnings of group companies	—	52.9	—	9.2	18.4	25.3

Net cash flow from operating activities	279.5	—	279.5	—	—	—
Cash flow from investing activities
Investments, net in tangible fixed assets	(141.4)	—	(141.4)	—	—	—
Investments, net in intangible fixed assets	(2.3)	—	(2.3)	—	—	—
Investments, net in other non-current assets	(0.6)	—	(0.6)	—	—	—
Acquisition of Group companies	(1.7)	—	(1.7)	—	—	—

Net cash used in investing activities	(146.0)	—	(146.0)	—	—	—

Cash flow from financing activities
Repayment of term loan facilities	(110.2)	—	—	(110.2)	—	—
Issuance of senior subordinated notes	95.0	—	—	—	95.0	—
Repayment of senior subordinated notes	(100.0)	—	—	—	(100.0)	—
Short-term borrowings banks repaid	(1.2)	—	(1.2)	—	—	—
Other long-term debt repaid	(6.3)	—	(6.3)	—	—	—
Increase/(decrease) in intercompany receivables, net	—	—	(115.2)	110.2	5.0

Net cash flow used in financing activities	(122.7)	—	(122.7)	—	—	—

Change in cash and equivalents	10.8	—	10.8	—	—	—
Cash and cash equivalents beginning of the period	233.6	—	233.6	—	—	—
Cash from acquisitions	0.3	—	0.3	—	—	—
Effect of exchange rate changes on cash	(4.0)	—	(4.0)	—	—	—

Cash and cash equivalents end of period	240.7	—	240.7	—	—	—

Supplemental cash flow information
Interest paid	152.4	—	(6.8)	95.1	64.1	—
Income taxes paid/(refund)	15.6	—	15.6	—	—	—

KAPPA PACKAGING GROUP
CONSOLIDATED CASH FLOW STATEMENT
For the year ended December 31, 2002
(€ in millions)

	Consolidated Kappa Packaging Group	Eliminations	Non-Guarantor Subsidiaries Kappa Packaging Subsidiaries	Subsidiary Guarantor Kappa Packaging B.V.	Issuer Kappa Beheer B.V.	Parent Guarantor Kappa Holding B.V.
Cash flows from operating activities	(9.9)	12.3	4.0	(7.0)	(9.3)	(9.9)
Net income
Adjustments to reconcile net income to cash provided by operations:
Depreciation of tangible fixed assets	187.8	—	187.8	—	—	—
Amortization of intangible fixed assets	30.7	—	30.1	0.6	—	—
Amortization of finance charges	11.3	—	5.1	5.6	0.6	—
Share in result of participations	(0.6)	—	(0.6)	—	—	—
Minority interests	0.2	—	—	0.2	—	—
Non-cash interest on Shareholders' loans	46.2	—	—	—	—	46.2
Non-cash interest on senior subordinated notes	13.8	—	—	—	13.8	—
Non-cash interest on Kappa Holding/Kappa Beheer loan	—	—	—	—	47.4	(47.4)
Addition to/(release from) pension provisions	8.5	—	8.5	—	—	—
Addition to/(release from) deferred tax liabilities	(7.9)	—	(7.9)	—	—	—
Addition to/(release from restructuring and other provisions	6.5	—	6.5	—	—	—
Changes in operating assets and liabilities:
Inventories	(18.2)	—	(18.2)	—	—	—
Accounts receivable	16.6	—	16.6	—	—	—
Other receivables	15.6	—	12.4	3.6	—	(0.4)
Accounts payable	51.8	—	51.8	—	—	—
Accrued liabilities	(31.4)	—	(28.8)	(2.0)	(0.4)	(0.2)
Increase/(decrease) in intercompany receivables, net	—	—	(10.7)	67.4	(59.1)	2.4
Paid from restructuring and other provisions	(39.5)	—	(39.5)	—	—	—
Paid from pension provision	(8.0)	—	(8.0)	—	—	—
Equity in earnings of group companies	—	(12.3)	—	(4.0)	7.0	9.3

Net cash flow from operating activities	273.5	—	209.1	64.4	—	—
Cash flow from investing activities
Investments, net in tangible fixed assets	(162.1)	—	(162.1)	—	—	—
Investments, net in intangible fixed assets	(2.3)	—	(2.3)	—	—	—
Investments, net in non-current assets	2.3	—	2.3	—	—	—
Disposal of Group companies	0.3	—	0.3	—	—	—

Net cash used in investing activities	(161.8)	—	(161.8)	—	—	—

Cash flow from financing activities
Repayment of term loan facilities	(75.5)	—	—	(75.5)	—	—
Short-term borrowings banks repaid	(18.6)	—	(18.6)	—	—	—
Other long-term debt repaid	(5.6)	—	(5.6)	—	—	—

Net cash flow used in financing activities	(99.7)	—	(24.2)	(75.5)	—	—

Change in cash and equivalents	12.0	—	23.1	(11.1)	—	—
Cash and cash equivalents beginning of the period	217.6	—	206.5	11.1	—	—
Effect of exchange rate changes on cash	4.0	—	4.0	—	—	—

Cash and cash equivalents end of period	233.6	—	233.6	—	—	—

Supplemental cash flow information
Interest paid	165.9	—	(3.5)	107.8	61.6	—
Income taxes paid/(refund)	9.4	—	9.4	—	—	—

KAPPA PACKAGING GROUP
CONSOLIDATED CASH FLOW STATEMENT
For the year ended December 31, 2001
(€ in millions)

	Consolidated Kappa Packaging Group	Eliminations	Non-Guarantor Subsidiaries Kappa Packaging Subsidiaries	Subsidiary Guarantor Kappa Packaging B.V.	Issuer Kappa Beheer B.V.	Parent Guarantor Kappa Holding B.V.
Cash flows from operating activities
Net income	11.2	(46.4)	24.3	10.7	11.4	11.2
Adjustments to reconcile net income to cash provided by operations:	—	—	—	—	—	—
Depreciation and amortization	176.0	—	175.6	0.4	—	—
Amortization of finance charges	7.5	—	3.4	3.5	0.6	—
Share of result of participations	(0.2)	—	(0.2)	—	—	—
Non-cash interest on Holding Shareholder Loans	34.9	—	—	—	—	34.9
Non-cash interest on Holding/Beheer loan	—	—	—	—	36.8	(36.8)
Non-cash interest on high yield notes	12.2	—	—	—	12.2	—
Changes in operating assets and liabilities:
Inventories	43.1	—	43.1	—	—	—
Accounts receivable	41.3	—	41.3	—	—	—
Other receivables	(51.2)	—	(51.2)	—	—	—
Accounts payable	(37.1)	—	(37.1)	—	—	—
Accrued liabilities	47.1	—	56.7	(15.4)	5.6	0.2
Increase/(decrease) in intercompany receivables, net	—	—	28.9	25.1	(55.9)	1.9
Decrease in restructuring and other provisions	(42.6)	—	(42.6)	—	—	—
Increase in pension provision	(6.4)	—	(6.4)	—	—	—
Increase in deferred tax provision	—	—	—	—	—	—
Equity in earnings of group companies	—	46.4	—	(24.3)	(10.7)	(11.4)

Net cash flow from operating activities	235.8	—	235.8	—	—	—
Cash flow from investing activities
Investments, net in tangible fixed assets	(154.6)	—	(154.6)	—	—	—
Investments, net in intangible fixed assets	(7.9)	—	(7.9)	—	—	—
Investments, net in other non-current assets	(76.2)	—	(31.3)	(44.9)	—	—
Investments in group companies (equity/loans)	(1,123.2)	1,529.2	71.7	(2,024.1)	(400.0)	(300.0)

Net cash flow used in investing activities	(1,361.9)	1,529.2	(122.1)	(2,069.0)	(400.0)	(300.0)

Cash flow from financing activities
(Repayment)/Issuance of term loan facilities and mezzanine notes	840.9	—	—	840.9	—	—
Issuance of senior subordinated notes	100.0	—	—	—	100.0	—
Issuance of shareholders' loans	299.4	—	—	—	—	299.4
Issuance of shares	0.6	(1.2)	—	0.6	0.6	0.6
Repayment of other long term debt	(3.3)	—	(3.3)	—	—	—
Net decrease in bank overdrafts	(19.2)	—	(19.2)	—	—	—
Net change in intercompany financing	—	(1,528.0)	—	1,228.6	299.4	—

Net cash flow from financing activities	1,218.4	(1,529.2)	(22.5)	2,070.1	400.0	300.0

Change in cash and equivalents	92.3	—	91.2	1.1	—	—
Cash and equivalents—beginning of the period	76.7	—	66.7	10.0	—	—
Cash from acquisitions	52.7	—	52.7	—	—	—
Effect of exchange rate changes on cash	(4.1)	—	(4.1)	—	—	—

Cash and equivalents end of period	217.6	—	206.5	11.1	—	—

Supplemental cash flow information
Interest paid	155.7	—	(0.8)	105.5	51.0	—
Income taxes paid/(refund)	(3.9)	—	(1.8)	(3.7)	0.2	1.4

30.   Valuation and Qualifying Accounts under Dutch GAAP

	Balance at the beginning of the year	Charges to costs and expenses	Deductions	Acquisitions	Balance at the end of the year
	(€ in millions)
Year ended December 31, 2003
Allowance for doubtful accounts	22.2	6.8	(6.8)	—	22.2
Year ended December 31, 2002
Allowance for doubtful accounts	27.1	6.7	(11.6)	—	22.2
Year ended December 31, 2001
Allowance for doubtful accounts	7.8	6.2	(2.5)	15.6	27.1
Year ended December 31, 2003
Inventory obsolescence reserve	12.4	2.8	(2.4)	—	12.8
Year ended December 31, 2002
Inventory obsolescence reserve	9.5	2.9	—	—	12.4
Year ended December 31, 2001
Inventory obsolescence reserve	3.4	(1.4)	—	7.5	9.5
Year ended December 31, 2003
Valuation allowances deferred tax assets	47.8	(0.8)	—	—	47.0
Year ended December 31, 2002
Valuation allowances deferred tax assets	54.4	(6.6)	—	—	47.8
Year ended December 31, 2001
Valuation allowances deferred tax assets	34.5	(2.7)	—	22.6	54.4

31.   Subsequent events (unaudited)

        In May 2004, our subsidiary Kappa Zülpich has been visited by the German "Bundes Kartellamt" in the framework of an investigation of the EU regarding a suspicion about possible price co-ordination of recovered paper purchases by paper and board producers. Currently, management can not assess the outcome of the investigation.

        At August 10, 2004, our corrugated packaging plant "Kappa Iberoamericana Almeria", located in the south of Spain, was destroyed by fire. The company sells and produces approximately 45 million m2 of packaging. We expect our insurance cover to be sufficient to recover the financial damage. The support of our other plants in Spain will be used to the fullest extend to maintain the business. We expect to rebuild the plant as soon as possible.

32.   Summary of subsidiaries

        All subsidiaries are 100% owned less otherwise noted.

Corporate
Kappa Beheer B.V., Eindhoven	The Netherlands
Kappa Packaging B.V., Eindhoven	The Netherlands
Kappa Packaging Nederland Holding B.V., Eindhoven	The Netherlands
Kappa Packaging Nederland B.V., Eindhoven	The Netherlands
Kappa Packaging International B.V., Eindhoven	The Netherlands
Kappa Packaging (Deutschland) GmbH, Brühl	Germany
Kappa Packaging Czech, s.r.o., Zimrovice	Czech Republic
Kappa Packaging UK Limited, Corby	United Kingdom
Kappa Packaging France SAS, Brétigny-sur-Orge	France
Kappa Packaging Sweden AB, Stockholm	Sweden

Kappa Packaging España SL, San Vincente del Raspeig (Alicante)	Spain
Kappa Packaging Denmark AS, Kolding	Denmark
Kappa Corrugated Finland Oy, Pirkkala	Finland
Kappa Packaging Development Centre B.V., Hoogeveen	The Netherlands
Paper & Board
Recovered Paper
Kappa Paper Recycling B.V., Eindhoven	The Netherlands
Kappa Spaarpapier N.V., Merksem Antwerpen	Belgium
Kappa Levison GmbH, Mülheim a/d Ruhr	Germany
AVR-Rietveld C.V., Capelle a/d Ijssel	The Netherlands (50%)
Kappa Paper Recycling (UK), Birmingham	United Kingdom
Containerboard
Kappa Kraftliner AB, Piteå	Sweden
Kappa Roermond Papier B.V., Roermond	The Netherlands
Kappa Zülpich Papier GmbH, Zülpich	Germany
Kappa Wiesloch Papier GmbH, Wiesloch	Germany
Kappa SSK Ltd., Birmingham	United Kingdom
Kappa Packaging SpA ("Kappa Ania Paper"), Ponte all'Ania	Italy
Kappa Packaging Czech, s.r.o. ("Kappa Morava Paper"), Zimrovice	Czech Republic
Kappa Štúrovo, a.s ("Kappa Štúrovo Paper"), Štúrovo	Slovakia (98.5%)
Kappa Containerboard B.V., Roermond	The Netherlands
Kappa Containerboard Benelux B.V., Roermond	The Netherlands
Kappa Containerboard Ibérica, S.L., Barcelona	Spain
Kappa Containerboard France SAS, Paris	France
Kappa Packaging SpA ("Kappa Containerboard Italiana"), San Donato Milanese	Italy
Kappa Containerboard Deutschland GmbH, Hamburg	Germany
Kappa Containerboard AG, Basel	Switzerland
Kappa Containerboard UK Ltd., Newmarket	United Kingdom
Solid Board
Kappa Herzberger Papierfabrik GmbH, Herzberg am Harz	Germany
Kappa BADENKARTON GmbH, Gernsbach	Germany
Kappa Triton B.V., Nieuweschans/Coevorden	The Netherlands
Kappa Attica B.V., Oude Pekela	The Netherlands
Kappa Graphic Board B.V., Sappemeer/Hoogezand	The Netherlands
Kappa Graphic Board S.A., Orly	France
Kappa Graphic Board GmbH, Essen	Germany
Kappa Graphic Board S.r.l., San Donato Milanese, Milan	Italy
Kappa Graphic Board S.A., Barcelona	Spain
Kappa Graphic Board (UK) Ltd, Northampton	United Kingdom
Kappa Graphic Board USA B.V., Chesapeake, VA	USA
Packaging
Packaging Benelux & UK
Kappa RapidCorr Eindhoven B.V., Eindhoven	The Netherlands
Kappa Hermes N.V., Baarn	The Netherlands
Kappa Oudenbosch Golfkarton B.V., Etten-Leur/Oudenbosch	The Netherlands
Kappa TWINCORR B.V., Hoogeveen/Nieuwe Pekela	The Netherlands
Kappa De Zeeuw Golfkarton B.V., Eerbeek	The Netherlands
Kappa Vandra Golfkarton B.V., Oosterhout	The Netherlands
Kappa Van Dam Golfkarton B.V., Helmond	The Netherlands
Kappa Zedek B.V., Deventer	The Netherlands
Kappa Orko-Pak B.V., Zwolle	The Netherlands

Kappa Drogenbos N.V., Drogenbos	Belgium
Kappa Van Mierlo N.V., Turnhout	Belgium
Kappa Turnhout N.V., Turnhout	Belgium
Kappa Boxcentre Olen N.V., Olen-Geel	Belgium
Kappa Corrugated UK Limited, Northampton	United Kingdom
—Kappa Abercarn, Abercarn	United Kingdom
—Kappa Lokfast, Cumbernauld/Purfleet	United Kingdom
—Kappa Machine Systems, Yate	United Kingdom
—Kappa Northampton, Northampton	United Kingdom
—Kappa Stalybridge, Stalybridge	United Kingdom
—Kappa Yate, Yate	United Kingdom
Packaging France
Kappa Central Pac SAS, Brétigny-sur-Orge/Melun/Etampes	France
Kappa Dore Emballage SAS, La Chapelle Agnon	France
Kappa Maine Emballages SAS, La Suze sur Sarthe	France
Kappa SCAO SAS, Gétigné/Braye enVal	France
Kappa SIEMCO SAS, Carquefou	France
Packaging Germany & Switzerland
Kappa RapidCorr GmbH, Euskirchen	Germany
Kappa RapidCorr Euskirchen GmbH, Euskirchen	Germany
Kappa Herzberger Wellpappe GmbH, Herzberg am Harz	Germany
Kappa Kawell GmbH, Osnabrück	Germany
Kappa Rheinwelle GmbH, Kreuzau	Germany
Kappa Topwell Verpackungen GmbH, Velbert	Germany
Kappa Sieger GmbH:
—Kappa Wellpappe Brühl, Brühl	Germany
—Kappa Wellpappe Feucht, Feucht	Germany
—Kappa Wellpappe Hanau, Hanau	Germany
—Kappa Wellpappe Sarstedt, Sarstedt	Germany
Kappa Wellpappe Lübeck GmbH, Lübeck	Germany
Kappa Holfelder Werke GmbH & Co. KG:	Germany
—Kappa Wellpappe Wiesloch, St Leon-Rot	Germany
—Kappa Wellpappe Zwiesel, Zwiesel	Germany
Kappa Swisswell AG, Möhlin	Switzerland
Packaging Italy & Spain
Kappa Packaging SpA:
—Kappa Packaging Lunata, Lunata	Italy
—Kappa Packaging Badia, Badia Pozzeveri	Italy
—Kappa Packaging Rovigo, Martino di Venezze	Italy
—Kappa Packaging Vignate, Vignate	Italy
Kappa Iberoamericana, S.A., San Vicente del Raspeig (Alicante)	Spain
Kappa Iberoamericana Almeria, S.A., Vicar (Almeria)	Spain
Kappa Iberoamericana Catalunya, S.A., San Vicente dels Horts (Barcelona)	Spain
Kappa Iberoamericana Huelva, S.A., La Palma del Condado (Huelva)	Spain
Kappa Iberoamericana Totana, S.L., Totana (Murcia)	Spain
Kappa Iberoamericana, S.A. ("Kappa Iberoamericana Canarias"), Las Palmas de Gran Canaria	Spain
Packaging Nordic & Central Europe
Kappa Dansk Kraftemballage A/S, Kolding	Denmark
Kappa Borup A/S, Borup	Denmark
Kappa Corrpack A/S, Vejen	Denmark
Kappa CorrPrint A/S, Vamdrup	Denmark
Kappa Ejby A/S, Ejby	Denmark

Kappa Emballage A/S, Herfølge	Denmark
Kappa Støvring A/S, Støvring	Denmark
Kappa Varde A/S, Varde	Denmark
Kappa Dyboflex A/S, Vejle	Denmark
Kappa DieCut A/S, Kolding	Denmark
Kappa ConsumerProducts A/S, Vejen	Denmark
Kappa Nordwell GmbH, Flensburg	Germany
Kappa Packaging Baltic Ltd., Vilnius	Lithuania
Kappa Förenade Well AB, Eslöv/Torup/Gävle	Sweden
Kappa Grenland AS, Porsgrunn	Norway
Kappa Liquid Packaging, Eslöv	Sweden
Kappa Wellpack, Eslöv	Sweden
Kappa Corrugated Equipment, Eslöv	Sweden
Kappa Mittpac AB, Bräcke	Sweden
Kappa Mälarwell AB, Enköping	Sweden
Kappa Weltillverkaren AB, Arlöv	Sweden
Kappa Pakite Oy, Espoo	Finland
Kappa Pirkan Pakkaus Oy, Pirkkala	Finland
Kappa Seinäjoki Oy, Seinäjoki	Finland
Kappa Drezdenko Sp.z o.o., Drezdenko	Poland
Kappa Konin Sp.z o.o., Warsaw	Poland
Kappa Gdansk Sp.z o.o., Pruszcz Gdanski	Poland
Kappa Warszawa Sp.z o.o., Warsaw	Poland
Kappa Empack s.r.o., Olomouc	Czech Republic
Kappa Packaging Czech, s.r.o.:
—Kappa Zimrovice, Zimrovice	Czech Republic
—Kappa Brno, Brno	Czech Republic
Kappa Zebrák, Zebrák	Czech Republic
Kappa Obaly Štúrovo a.s., Štúrovo	Slovakia (98.5%)
Kappa Dunatrade Kft, Esztergon	Hungary (98.5%)
Kappa St. Petersburg A/O, St. Petersburg	Russia
Solid Board Packaging
Kappa "GSF" B.V., Oude Pekela	The Netherlands
Kappa Trimbach B.V., Bergen op Zoom	The Netherlands
Kappa Quama International B.V., Bergen op Zoom	The Netherlands
Kappa Solid Board SA (Pty) Ltd., Stellenbosch	South Africa
Kappa Interbox N.V., Hoogstraten	Belgium
Kappa BADEN PACKAGING GmbH, Gernsbach	Germany
Kappa Herzberger Papierfabrik GmbH, Herzberg am Harz	Germany
Kappa Verpackungswerk Neuss GmbH, Neuss	Germany
Kappa Corby, Corby	United Kingdom
Kappa Rena AS, Rena	Norway
Kappa Carton France S.a.r.l., Paris	France
Kappa Agripack SARL, Verquières	France

QuickLinks

TABLE OF CONTENTS
PART I.
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on the Company
  Item 5. Operating and Financial Review and Prospects
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. The Offer and Listing
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosures About Market Risk
  Item 12. Description of Securities Other than Equity Securities
PART II.
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15. Controls and Procedures
  Item 16A. Audit Committee financial expert
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
  Item 16D. Exemptions from the Listing Standards for Audit Committees
  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
PART III.
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
Signatures
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KAPPA PACKAGING GROUP CONSOLIDATED STATEMENTS OF OPERATIONS
KAPPA PACKAGING GROUP CONSOLIDATED BALANCE SHEETS
KAPPA PACKAGING GROUP CONSOLIDATED STATEMENTS OF CASH FLOWS
KAPPA PACKAGING GROUP CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY
KAPPA PACKAGING GROUP NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KAPPA PACKAGING GROUP CONSOLIDATED STATEMENTS OF OPERATIONS
KAPPA PACKAGING GROUP CONSOLIDATED STATEMENTS OF INCOME
KAPPA PACKAGING GROUP CONSOLIDATED STATEMENTS OF INCOME
KAPPA PACKAGING GROUP CONSOLIDATED BALANCE SHEET
KAPPA PACKAGING GROUP CONSOLIDATED BALANCE SHEET
KAPPA PACKAGING GROUP CONSOLIDATED CASH FLOW STATEMENT
KAPPA PACKAGING GROUP CONSOLIDATED CASH FLOW STATEMENT
KAPPA PACKAGING GROUP CONSOLIDATED CASH FLOW STATEMENT