Form 20-F
period 2004-12-31
KAPPA HOLDING BV
filed 2005-06-27
CIK 1097569

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2004
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

        Market data used in this annual report were obtained from our internal surveys and industry surveys and publications. Industry surveys and publications generally state that the information contained in them has been obtained from sources believed to be reliable. We have not independently verified such market data. We take responsibility for compiling and extracting market data obtained from industry surveys and publications, but we cannot assure you of the accuracy and completeness of such information and take no further responsibility for such data. Similarly, internal surveys have not been verified by any independent sources and we cannot assure you as to their accuracy.

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

        "Singapore Dollar" or "SGD" are to the lawful currency of Singapore;

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

        The euro was introduced on January 1, 1999 at a fixed rate of €1.00 = NLG 2.20371. As of June 24, 2005, the noon buying rate in the City of New York as announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rates") for cable transfers in euro was approximately €1 = $1.2088.

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

Year	Average
Year ended December 31, 2000	1.0861
Year ended December 31, 2001	1.1225
Year ended December 31, 2002	0.9454
Year ended December 31, 2003	1.1411
Year ended December 31, 2004	1.3162
Month	High	Low
December 2004	1.3666	1.2658
January 2005	1.3582	1.2923
February 2005	1.3280	1.2733
March 2005	1.3483	1.2857
April 2005	1.3126	1.2767
May 2005	1.2992	1.2297
June 2005 (through June 24, 2005)	1.2356	1.1982

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

Item 2. Offer Statistics and Expected Timetable

        Not applicable.

Item 3. Key Information

A.    Selected Financial Data

        The following tables present summary historical consolidated financial data of Kappa Holding and its subsidiaries (the "Kappa Packaging Group") for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, which have been derived from the Consolidated Financial Statements included in this document in "Item 17. Financial Statements" and our previous Annual Reports on Form 20-F.

        We have prepared our financial information in accordance with Dutch GAAP, which differs in certain significant respects from US GAAP as described in Note 27 to the Consolidated Financial Statements, included in this document in "Item 17. Financial Statements".

        You should read these tables in conjunction with "Item 5. Operating and Financial Review and Prospects" and the Consolidated Financial Statements contained in "Item 17. Financial Statements" and the related notes of the Kappa Packaging Group.

	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(€ in millions)
Income Statement Data
Amounts in accordance with Dutch GAAP
Net sales(1)	1,672.4	2,472.3	2,937.6	2,831.7	2,794.8
Operating income(2)(7)	140.0	246.1	222.5	207.0	185.0
Net income/(loss)	(15.7)	11.2	(9.9)	(24.0)	(79.4)
Amounts in accordance with US GAAP
Operating income(3)	122.5	189.7	222.0	210.5	170.0
Net income/(loss)	(18.3)	(38.3)	(17.4)	(27.7)	(88.6)
Balance Sheet Data (at end of period)
Amounts in accordance with Dutch GAAP
Cash and cash equivalents	76.7	217.6	233.6	240.7	244.6
Net working capital(4)	105.5	311.9	272.2	216.7	157.7
Tangible fixed assets	875.0	1,671.3	1,654.7	1,604.5	1,596.8
Total assets	2,114.3	3,709.2	3,643.3	3,525.7	3,457.8
Total long-term liabilities	1,153.6	2,083.1	2,001.8	1,868.5	1,705.1
Shareholders' loans(5)	247.4	581.8	628.0	678.3	732.6
Shareholders' equity	141.3	143.7	124.0	79.1	18.0
Amounts in accordance with US GAAP
Total assets	2,066.1	3,635.6	3,579.3	3,451.7	3,408.6
Shareholders' equity:
—Permanent shareholders' deficit	(54.7)	(111.7)	(191.5)	(250.5)	(335.7)
—Temporary shareholders' equity(8)	171.3	181.6	192.5	204.0	—

	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(€ in millions)
Other Financial Data
Amounts in accordance with Dutch GAAP
Cash flow from operations	127.7	235.9	273.5	279.5	285.9
Cash flow from financing	21.0	1,218.4	(99.7)	(122.7)	(142.5)
Cash flow from investing	(189.9)	(1,361.9)	(161.8)	(146.0)	(144.0)
EBITDA(6)(7)	269.9	422.1	441.0	417.3	391.6
Depreciation	111.2	152.4	167.8	181.1	177.2
Depreciation and impairment charges	111.2	152.4	187.8	181.1	177.2
Amortization of intangible fixed assets	18.7	23.6	30.7	29.2	29.4
Capital expenditures	102.5	154.6	162.1	141.4	149.1
Amounts in accordance with US GAAP
Amortization of goodwill	18.0	20.6	—	—	—

(1)
Net of change in work in progress and finished goods.

(2)
Operating income excludes extraordinary items but includes amortization in accordance with Dutch GAAP. Under Dutch GAAP, extraordinary expenses were only incurred in the years 2001 and 2000 of €20.1 million (mainly related to the write off of capitalized finance charges of €22.0 million following the refinancing of senior credit facilities) and €5.2 million (mainly related to the coordination of the accounting policies throughout the Group) respectively, before taxation. As from 2002, no extraordinary expenses were incurred under Dutch GAAP.

(3)
In order to comply with US GAAP, certain adjustments have been made as described in Note 27 to the Consolidated Financial Statements as included in this document in "Item 17. Financial Statements", which can be specified as follows:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(€ in millions)
Operating income in accordance with Dutch GAAP	222.5	207.0	185.0
US GAAP adjustments:
Impairment long-lived assets	(5.7)	0.9	(32.5)
Restructuring and other provisions	(15.8)	(20.8)	—
Amortization of goodwill	24.7	24.7	24.7
Other intangible assets	0.1	2.6	0.4
Financial instruments	2.3	0.2	(0.8)
Pension costs	(6.1)	(4.1)	(6.8)

Operating income in accordance with US GAAP	222.0	210.5	170.0

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

        The following table gives a reconciliation of net income to EBITDA:

	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
	(€ in millions)
Net income	(15.7)	11.2	(9.9)	(24.0)	(79.4)
Extraordinary items, net of taxation	3.4	13.1	—	—	—
Income from participations and minority interests	(0.7)	—	(0.4)	(0.3)	0.3
Income taxes	13.8	19.1	(5.4)	(6.5)	33.9
Interest expense	139.2	202.7	238.2	237.8	230.2

Operating income	140.0	246.1	222.5	207.0	185.0
Depreciation, amortization and impairment charges	129.9	176.0	218.5	210.3	206.6

EBITDA	269.9	442.1	441.0	417.3	391.6

(7)
Operating income and EBITDA for the year 2004 include exceptional costs of €14.5 million mainly related to the decision in the fourth quarter of 2004 to close down our French corrugated packaging plant Kappa Central Pac in Melun (€7.4 million), additional costs for the closure of Kappa Mennecy Paper (€1.4 million) and additional lay-offs of employees at various sites.

  Operating income and EBITDA for the year 2003 include exceptional costs of €24.0 million in relation to management's decision to reduce the total number of employees by approximately 600 and to close down Kappa Mennecy Paper (France), Kappa Stúrovo Solid Board (the Slovak Republic) and Kappa Moscow (Russia).

  Operating income and EBITDA for the year 2002 includes exceptional costs of €12.0 million in relation to management's decision to reduce the total number of employees during 2003 by approximately 400.

(8)
Prior to January 1, 2004, the preference shares, which constitute redeemable preferred shares, and the accreted dividends, were required to be classified as temporary equity (between liabilities and permanent equity) under US GAAP. As from January 1, 2004, these preference shares and accreted dividends are required to be classified as liabilities in accordance with SFAS 150: "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which became effective for the Company as from that date.

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reason for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

        Below is a discussion of certain risks relating to the business of the Kappa Packaging Group and the outstanding Senior Subordinated Notes. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, future prospects, financial condition or results of operations could be materially adversely affected by any of these risks. You should read this section in light of and in conjunction with the other information set forth in this Annual Report.

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

        At December 31, 2004, the combined total indebtedness of Kappa Beheer B.V. was €2,615.8 million. As of December 31, 2004, the combined total indebtedness, excluding €739.2 million of the loans made to Kappa Beheer B.V. by Kappa Holding B.V., would have been €1,876.6 million.

        At December 31, 2004, the aggregate of all our senior indebtedness and all senior indebtedness of our subsidiaries was €1,192.0 million. We must pay this indebtedness before making any payments of principal on the Senior Subordinated Notes. We may enter into certain currency hedging transactions with respect to the Senior Subordinated Notes denominated in US dollars. Any net exposures under such hedging transactions will constitute senior indebtedness of Kappa Beheer B.V.

Despite our current levels of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further intensify the risks described above.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our outstanding Senior Subordinated Notes do not fully prohibit us or our subsidiaries from doing so. As at March 31, 2005, the senior credit agreement permitted additional borrowings of up to €212 million. If new debt is added to our and our subsidiaries' current debt levels through our senior credit agreement or through other borrowings, the related risks that we now face as described above could intensify.

We are subject to currency-related risks.

        Fluctuations in the value of the euro against other currencies have had in the past, and may have in the future, a material effect on the results of our operations. Our operations are conducted in several non-euro countries. The results of these operations are reported in the relevant foreign currencies and then translated into euros at the applicable exchange rates for inclusion in our Consolidated Financial Statements. We also face translation risk with respect to earnings in non-euro currencies, principally British pounds, Czech koruna, Polish zlotys, Slovak koruna and Swedish kronor. In addition, we are exposed to currency risk on export sales in currencies other than the euro.

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

        Kappa Beheer's outstanding Senior Subordinated Notes are, therefore, effectively subordinated to all existing and future claims of creditors of any subsidiaries, including creditors under the senior credit agreement and trade creditors. As of December 31, 2004, our subsidiaries had approximately €591.4 million of liabilities in addition to their obligations under the senior credit agreement.

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

        The indentures governing the Senior Subordinated Notes and the intercreditor agreement entered into by the trustee for the Senior Subordinated Notes on behalf of itself and the holders of the Senior Subordinated Notes provide for the subordination of payments on the Senior Subordinated Notes and the note guarantees, and the intercreditor agreement restricts the ability of Kappa Beheer and the guarantors to make payments on the Senior Subordinated Notes and the note guarantees. All payments on the Senior Subordinated Notes and the note guarantees will be blocked in the event of a payment default under the senior credit agreement and certain other senior indebtedness and may be blocked for up to 179 days of a consecutive 360-day period in the event of non-payment defaults upon notice by the lenders of that indebtedness.

        The intercreditor agreement permits us to pay, in the absence of a default under the senior credit agreement and, subject to restrictions in the intercreditor agreement, cash interest, certain fees, costs, and taxes in respect of the Senior Subordinated Notes. But, for so long as any bank indebtedness and any related hedging obligations remain outstanding, Kappa Beheer may not prepay, purchase or repay the Senior Subordinated Notes other than at maturity or with the prior consent of the lenders and the hedging banks under the senior credit agreement.

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

        The only significant assets that Kappa Beheer or the guarantors own are the shares of their respective subsidiaries. A material part of these shares have been pledged as collateral under the senior credit agreement. Therefore, if Kappa Beheer or the guarantors are unable to pay the principal or interest on the notes, the ability of the holders of the Senior Subordinated Notes to proceed against those shares to satisfy obligations owed to them would be subject to the prior satisfaction in full of all amounts due under the senior credit agreement. If the holders of the Senior Subordinated Notes take any action to proceed against those shares, the lenders under the senior credit agreement would be entitled to declare all amounts under the senior credit agreement to be immediately due and payable. In addition, as secured creditors, the lenders under the senior credit agreement would control the disposition and sale of the shares after an event of default under the senior credit agreement and would not be legally required to take into account the interests of unsecured creditors (including the holders of the Senior Subordinated Notes) with respect to any such disposition or sale. We can give no assurance that our assets, or those of the guarantors, would be sufficient to satisfy any amounts that we may owe on the Senior Subordinated Notes.

The right of holders of our outstanding Senior Subordinated Notes to receive payments on such notes could be adversely affected if any of our non-guarantor subsidiaries declares bankruptcy, liquidates or reorganizes.

        Kappa Holding and Kappa Packaging guarantee the outstanding Senior Subordinated Notes issued by Kappa Beheer. None of our other subsidiaries guarantee such notes. In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to their shareholders and thus will not be available to the issuer or the guarantors. The non-guarantor subsidiaries generated all of our consolidated net sales in the year ended December 31, 2004 and held almost all of our consolidated assets as at December 31, 2004. Please see note 28 to "Item 17 Financial Statements".

We may not have the ability to raise the funds necessary to finance the change of control offer required by our outstanding Senior Subordinated Notes.

        Upon the occurrence of certain specific kinds of change of control events, Kappa Beheer must offer to repurchase all of its outstanding Senior Subordinated Notes at a price equal to 101% of the principal amount thereof or the accreted value thereof, plus, in each case, accrued and unpaid interest, if any, to the repurchase date. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes and to repay obligations under the senior credit agreement or that restrictions in the senior credit agreement will prevent us from making this repurchase. In addition, the intercreditor agreement does not permit the prepayment or repurchase of the Senior Subordinated Notes without the consent of the lenders and hedging banks under the senior credit agreement and there is no assurance that such consent would be given to permit these prepayments. If we do not obtain this consent or do not have sufficient funds to make the required repurchase of Senior Subordinated Notes, we will not be able to repurchase such notes, which would constitute an event of default under the indentures relating to the Senior Subordinated Notes. This would in turn constitute an event of default under the senior credit agreement. If an event of default has occurred, a holder of Senior Subordinated Notes will have the right to take the actions described in the indentures, subject to the subordination terms described therein. Such holder may have the right to accelerate payment on the Senior Subordinated Notes. However, to the extent we have not been able to purchase the Senior Subordinated Notes pursuant to a change of control offer, we may not have funds available to make payments on such notes upon any acceleration.

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

        Even if these events have occurred and the security agent or any receiver or equivalent person under the senior credit agreement serves notice on the trustee for the Senior Subordinated Notes that it is enforcing or taking formal steps to enforce security over the pledged shares of Kappa Packaging or any holding company parent of Kappa Packaging by selling those shares or any assets of that company, payment under the note guarantee of Kappa Packaging will not become due and holders of the Senior Subordinated Notes will not be permitted to make any demand on, or otherwise take any action against, Kappa Packaging until a separate 120-day period has elapsed from the occurrence of an event in clause 2(a) or 2(b) above but in no event shall that period exceed the 120-day standstill commencing on the payment default in clause (1) above. Kappa Beheer's €739.2 million borrowings (as at December 31, 2004) from its shareholders have similar provisions.

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

        The issuer and guarantors of the Senior Subordinated Notes are all companies incorporated under the laws outside the United States of America. Accordingly, insolvency proceedings with respect to such companies would be likely to proceed under, and be governed by, the insolvency laws of the country concerned.

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

        Both the issuer and the guarantors of our Senior Subordinated Notes are companies incorporated under laws outside the United States and substantially all their respective assets are located outside the United States. In addition, all of the members of our Supervisory Board and all of the members of our Management Board are residents of, and most of their assets are located in, jurisdictions outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or these persons, or to enforce against us or these persons, judgments in US courts whether or not predicated upon the civil liability provisions of US securities laws. We have been advised by our counsel in the Netherlands, Allen & Overy LLP, that uncertainty exists as to whether a Dutch court would impose civil liability on us, our officers or members of our Management Board or our Supervisory Board in an original action based solely upon US federal securities laws brought in a court of competent jurisdiction in the Netherlands. Dutch law, furthermore, does not recognize a security holder's right to bring a derivative action on behalf of a corporation. Allen & Overy LLP has further advised us that because there is no treaty on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Netherlands, courts in the Netherlands will not automatically enforce a judgment rendered by a US court. In order to obtain a judgment enforceable in the Netherlands, claimants must bring the claim before a court in the Netherlands of competent jurisdiction.

We must pay additional amounts to holders of the outstanding Senior Subordinated Notes if we are required by certain laws to withhold amounts from payments on such notes. Payments of those additional amounts could adversely affect us.

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

        On June 3rd, 2003, the European Council of Economics and Finance Ministers adopted a Directive on the taxation of savings income under which Member States will be required, if a number of important conditions are met and from a date not earlier than 1st January, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that, for a transitional period, Belgium, Luxembourg and Austria will instead be required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). The Directive has been adopted by the Dutch Legislator and will enter into force as of the 1st of July 2005 onwards according article 4a-4k of the International Exchange of Information Act.

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

        Since our founding in 1993, we have grown to become a leading pan-European containerboard and solid board and packaging producer as a result of our acquisitions of additional businesses in Western and Eastern Europe and organic growth. Consequently, we have expanded our annual containerboard and solid board production capacity from 1,500 kilotonnes in 1993 to 3,400 kilotonnes in 2004. In the same period, we have expanded our annual capacity of corrugated packaging from approximately 750 million m2 to 4,000 million m2 and generated a solid board packaging business with a current capacity of 425 kilotonnes.

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

        We have also successfully completed a number of acquisitions in Western Europe, beginning in 1994 with the acquisition of a corrugated packaging facility from our then joint venture with AssiDomän. In 1996, we acquired Karton Morava, a Czech producer of corrugated packaging and recycled paper. Also in 1996 in Zülpich Germany, we built a new, state of the art, recycled paper machine. In 1997, we acquired Holfelder, a German manufacturer of corrugated packaging and testliner owned by Amcor. In 1997, we also acquired Van Mierlo-Proost, a Belgian producer of high quality litho-laminated containerboard and folding carton.

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

        In 2003, we acquired a small Norwegian corrugated board manufacturer 'Grenland Papp AS' and increased our interest in Orko-Pak B.V., a small corrugated converting plant in the Netherlands, from 50% to 100%.

        For a description of the company's principal capital expenditures, please see "Item 5. Operating Review and Financial Prospects".

        Our registered office and principal executive office is located at:

Dr. Holtroplaan 5
5652 XR Eindhoven
The Netherlands
Telephone: +31(0) 40-214-0777

        Our registered agent in The United States is:

CT Corporation System
1633 Broadway
New York, New York 10019
Telephone: +1 (212) 894-8600

B.    Business Overview

        We are one of the largest producer by volume of containerboard, solid board, corrugated packaging and solid board for packaging in Europe, with net sales of €2,794.8 million and operating income of €185.0 million in 2004. Our Paper & Board segment currently operates 16 containerboard and solid board mills (Sweden, the Netherlands, Germany, Slovak Republic, United Kingdom, Czech Republic and Italy), 5 recovered paper depots (in 4 countries) and 7 graphic board service centers (in 7 countries). Our 98 packaging converting plants operate throughout 17 European countries and in South Africa. We had output during 2004 amounting to 3,238 kilotonnes of containerboard and solid board, 3,782 million m2 of corrugated packaging and 390 kilotonnes of solid board packaging.

        We are the largest overall producer of paper & board for packaging in Europe (the third largest containerboard producer and the number one solid board producer). Within the European containerboard market, we are the second largest producer of fresh fiber-based containerboard. We also benefit from leading positions in a number of corrugated packaging markets, including number one market positions in Benelux (with a 37% market share by volume, according to our estimates based on 2004 production), the Czech Republic and the Slovak Republic (combined 36%), and a number two market position in Germany (12%), Poland (18%), Denmark (29%) and Sweden (28%). We achieved these leading positions partly through our acquisition of Alpha, the containerboard and corrugated packaging business of AssiDomän, in May 2001. At the time of acquisition, Alpha was the largest producer of fresh fiber-based containerboard in Europe.

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

        Approximately 74% of our sales in 2004 were in the Netherlands, Germany, United Kingdom, Italy, Spain, France and Belgium, with the remainder primarily in Nordic and Central Europe. Please see also Note 26 to "Item 17. Financial Statements" for segmental information by reportable segment and geography.

Operations and Products

        We operate two business segments: (1) the paper and board business ("Paper & Board"), including our recovered paper business, and (2) the corrugated and solid board packaging business ("Packaging"). Our Paper & Board segment produces various qualities of containerboard and solid board, using recycled and fresh fibers, which we sell both to our own converting plants and externally for use in the production of corrugated and solid board packaging. We also produce graphic board that is used in a variety of products, such as puzzles and hardback book covers, and specialty board that is used in consumer packaging for premium products, such as jewelry, cosmetics and wine and spirits. Our Packaging segment converts containerboard and solid board for packaging into corrugated and solid board packaging products designed to meet our customers' requirements for the protection, transportation, storage, display and marketing of their products. In addition, as part of our Paper & Board segment, we operate a recovered paper sourcing and trading business primarily to provide our recycled containerboard and solid board mills with a reliable source of raw material. In 2004, about 54% of our containerboard and solid board production was used by our Packaging segment. All intercompany sales from our Paper & Board segment to our Packaging segment are made on an arms-length basis and are eliminated for consolidated reporting purposes. The Packaging segment purchased about 42% of its containerboard and solid board from third-party sources.

        The diagram below illustrates the material flows in our business.

Paper & Board Segment

        Our Paper & Board segment produces a range of containerboard and solid board grades from fresh and recycled fiber for a variety of customer applications. This segment encompasses two primary business areas: containerboard production, in which we are one of the three largest European producers by volume, and solid board production, in which we are the leading European producer by volume. We operate 16 containerboard and solid board mills (in 7 countries). Furthermore, we operate 5 recovered paper depots (in 4 countries) and 7 graphic board service centers (in 7 countries), of which the latter are part of our solid board mills operation. In total we have a geographical presence in 12 countries. Of the 16 mills in operation, eight produce linerboard and/or fluting for conversion into corrugated packaging and eight produce solid board. During 2003, we closed our Kappa Mennecy Paper containerboard mill in France and in April 2004 our Kappa Stúrovo solid board mill in the Slovak Republic, as a result of which approximately 250 employees were made redundant. The containerboard mill of Kappa Stúrovo, however, is still operating, and was not affected by the closure of the solid board mill.

        In 2004, we sold approximately 3,238 kilotonnes of containerboard and solid board products, generating total sales of €1,256.1 million, of which €618.5 million were to third parties.

  Containerboard

        We are the third largest producer of containerboard in Europe, with an overall market share of 9%, based on 2004 production, according to our estimates. We operate eight mills that produce containerboard located in Sweden, the Netherlands, Germany, the Slovak Republic, the United Kingdom, the Czech Republic and Italy. Our mills provide a complete containerboard product portfolio resulting in European market shares of 15% in kraftliner, 11% in semi-chemical fluting and 8% in testliner and recycled fluting combined, according to our estimates based on 2004 production. In 2004, we sold approximately 2,219 million tonnes of containerboard, generating total sales of €793.9 million, of which €321.7 million were to third parties. Reflecting the level of demand in 2004 we took no downtime (of the containerboard production) and exported to Asia approximately 2% of our 2004 containerboard production.

        We sell our containerboard products to our own corrugated packaging plants and to external customers, including both small individual packaging plants and the large integrated packaging companies that are our primary competitors. In 2004, approximately 61% of our containerboard production was supplied to our own corrugated packaging plants, while the remainder was sold externally.

        We believe that we are one of the most cost-efficient containerboard producers in Europe. We have realized this position through our continuous focus on energy efficiency, optimal recipe composition, efficient water management and waste disposal and our management expertise. All eight of our containerboard mills are ISO 9000 certified. Six of our containerboard mills are ISO 14001 certified. Details of our containerboard mills are set forth below:

Containerboard Mill, Country	Number of Machines	Range of Paper Grades	2004 Production (in kilotonnes)	Annual Capacity (in kilotonnes)
Recovered Fiber based Paper
Roermond, the Netherlands	3	L/F	479	480
Zülpich, Germany	2	L/F	424	430
Birmingham, the United Kingdom	1	L/F	168	190
Wiesloch, Germany	1	L	86	95
Zimrovice, Czech Republic	1	L/F	56	55
Ania, Italy	2	L/F	164	195

Sub-total	10		1,377	1,445

Virgin Fiber based Paper
Piteå, Sweden	2	L	695	700
Štúrovo, Slovak Republic	1	F	151	180	(1)

TOTAL	13		2,223	2,325

L = Linerboard

F = Fluting

(1)
Represents containerboard production only. This mill also produced solid board in 2004 during the period January—April, which activities were closed down in April 2004.

        Details for our three largest mills are provided below:

  •
  Piteå is the largest kraftliner mill in Europe, with a current annual production capacity of 700 kilotonnes and a current market share of about 15%. This mill is particularly well positioned in the production of white-top kraftliner, which accounted for approximately 46% of its total output in 2004. Annual capacity of the mill has grown 22% since 1998.

  •
  Roermond is the fourth largest recycled containerboard mill in Europe, with an annual production capacity of approximately 480 kilotonnes. In 2004, this mill produced 479 kilotonnes of containerboard on three machines.

  •
  Zülpich is one of the largest recycled containerboard mills in Europe, with an annual production capacity of approximately 430 kilotonnes. In 2004, this mill produced 424 kilotonnes of containerboard on two machines. In 1996, we built a new paper machine with a current capacity of 275 kilotonnes. Total annual capacity of the mill has grown approximately 250% since 1995.

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

        In connection with our acquisition of Alpha, we entered into a wood supply agreement with the forestry division of AssiDomän (now owned by Sveaskog) pursuant to which it will continue as a key supplier of wood and wood chips to our Piteå mill. Under this agreement, the Piteå mill will be supplied with raw materials at market prices until December 31 of the year five years after notice of termination is given by either party, subject to a re-negotiation of contract terms, including volume and price, that occurs annually and whenever there is a change of capacity. At our two fresh fiber-based facilities (Piteå and Štúrovo), we have integrated pulp mills that convert the purchased wood and wood chips into pulp. These operations satisfy all of our unbleached fresh fiber-based pulp requirements and substantially all of our bleached pulp requirements. All of our other containerboard facilities are recycled fiber-based.

        Our containerboard mills generally distribute their product throughout Europe by truck with the exception of Piteå, which is located near a deep water port, where kraftliner is shipped by boat, rail and truck. Individual mills do not own outside warehousing facilities, although we use several third-party warehouses.

  Solid Board

        We are the number one solid board producer in Europe with a 34% market share in solid board for packaging and the world leader in graphic board/ specialty board with a global market share of 25%, according to our estimates based on 2004 production. We operate eight mills located in the Netherlands and Germany that produce various grades of solid board principally from recovered paper. Furthermore, we operate 7 graphic board service centers in 7 countries. We categorize solid board production into three products: solid board for packaging, graphic board and specialty board. We are the leading European producer of solid board for packaging and the leading global producer of graphic board/specialty board. In 2004, we sold approximately 1,019 kilotonnes of solid board, generating total sales of €450.9 million, of which €280.1 million were to third parties. The 1,019 kilotonnes that we sold in 2004 was comprised of 608 kilotonnes (60%) of solid board for packaging, 296 kilotonnes (29%) of graphic board and 115 kilotonnes (11%) of specialty board.

        We sold approximately 65% of our solid board production for packaging, representing approximately 383 kilotonnes to our Packaging segment in 2004. We sell the remainder of our solid board for packaging to external converting plants, which are primarily smaller, independent solid board converters. We sell all of our production of graphic board and specialty board to third party customers. We sell graphic board primarily to manufacturers of hardback book covers, ring binders, jigsaw puzzles and board games in Europe, North America and Asia. We sell our specialty board primarily to European manufacturers of packaging for premium products, such as jewelry, cosmetics, wine and spirits.

        We believe that we are the most cost-efficient and innovative solid board producer in Europe. Our mills include the largest solid board production facilities in Europe. We are one of the few solid board producers in Europe with in-line laminating capabilities, which we believe reduces our production cost of laminated solid board as compared to our competitors.

        Details of our solid board mills are set forth below:

Solid Board Mill, Country	Number of Machines		Range of Paper Grades	2004 Production (in kilotonnes)	Annual Capacity (in kilotonnes)
Graphic Board, the Netherlands (two mills)	6	(1)	GB	298	300
Triton, the Netherlands (two mills)	3		SBP	243	260
Herzberger Papierfabrik, Germany	2		SBP	231	230
Attica, the Netherlands (two mills)	2		SB	111	120
Badenkarton, Germany	1		SBP	132	140
Štúrovo, Slovak Republic	2		SB	12	-	(2)

Total	16			1,027	1,050

GB = Graphic Board

SBP = Solid Board for Packaging

SB = Specialty Board

(1)
Represents 4 solid board machines and 2 machines producing laminating paper, which is primarily consumed internally.

(2)
Represents solid board production only. In the fourth quarter of 2003, we decided to close the solid board operations and subsequently closed the solid board mill in April 2004. However, this mill also produces containerboard (2004 containerboard production of 151 kilotonnes and containerboard annual capacity of 180 kilotonnes), which activities were not affected by the closure of our solid board mill.

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

        Our graphic board service centers are principally sales operations directed at local businesses with certain logistical and production capabilities (cut to size equipment).

  Recovered Paper

        Through our five depots in the Benelux, Germany and the United Kingdom, we operate a business that sources, sorts and sells recovered paper. Furthermore, we are building a depot infrastructure in Slovakia, which we expect will be fully operational at the end of 2005. We operate this recovered paper business on a stand-alone basis and sell recovered paper both to our own containerboard and solid board mills on an arm's length basis and externally. In 2004, we sold 896 kilotonnes of recovered paper, generating total sales of €69.0 million, of which €16.7 million were to third parties. The total volume of our recovered paper business represented approximately 35% of our total recovered paper needs for containerboard and solid board production in 2004.

        We obtain our supply of recovered paper primarily from direct contracts with large retailers and municipalities, spot purchases in the recovered paper market and contracts with brokers and waste collection agencies. We have a 50% joint venture called "AVR Rietveld" with Afval Verwerking Rijnmond, one of the largest waste processors in the Netherlands, which we entered into to increase our supply of recovered paper from municipalities. We also own a 33% interest in EuroWaste, located in the Czech Republic, and a 14.3% interest in IL Recycling, located in Sweden. Furthermore, we are in the process of building a waste collection infrastructure in Slovakia together with third parties through newly established joint ventures which began operations in early 2004 and which we expect will be fully operational at the end of 2005.

Packaging Segment

        Our Packaging segment produces a range of corrugated board and solid board packaging products to meet the protection, transportation, storage, display and marketing needs of customers throughout Europe. This segment has two business areas: corrugated packaging, in which we are the third largest European producers by volume, and solid board packaging, in which we are the leading European producer by volume. We own and operate a pan-European network of 98 corrugated and solid board operating units in 17 European countries and in South Africa. In 2004, we sold approximately 3,782 million m2 of corrugated packaging products and 390 kilotonnes of solid board packaging, generating sales of €2,168.3 million.

  Corrugated Packaging

        We are the third largest producer of corrugated packaging in Europe, with a market share of 12%, based on 2004 production, according to our estimates. We operate 88 corrugated packaging plants in 17 countries throughout Western and Eastern Europe. As well as operating a network of plants across Europe, we benefit from strong regional positions within specific corrugated packaging markets. We believe we are the market leader in the Benelux, the Czech Republic and the Slovak Republic and the St. Petersburg area, and have number two market positions in Germany, Poland, Denmark and Sweden. We are also the market leader overall in Eastern Europe. In 2004, we sold approximately 3,782 million m2 of corrugated packaging products, generating total sales of €1,860.7 million.

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

        We serve a broad customer base, including food and beverage packers and manufacturers of consumer and industrial goods. Packaging for food, beverages and agricultural products accounted for approximately 50% of our total corrugated packaging sales in 2004. We believe that this helps to stabilize our production volumes since demand for food, beverages and agricultural products is generally less cyclical than for other consumer goods. Our plants serve customers ranging from local businesses to large pan-European accounts, such as Heineken, MasterFoods, PepsiCo, Philips, Proctor & Gamble, and Unilever. In 2004, our top ten corrugated packaging customers accounted for approximately 10% of our total corrugated packaging sales, and no single customer accounted for more than 2% of our total corrugated packaging sales.

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

        We believe that we are one of the most innovative and flexible corrugated packaging producers in Europe. In total, our annual capacity of corrugated packaging has risen from approximately 750 million m2 in 1993 to 4,000 million m2 in 2004. This reflects the investment made by both Kappa Packaging and Alpha to build their European packaging operations both organically and through acquisitions. Of our 88 corrugated packaging plants, 69 are integrated plants, 4 are sheet feeder plants and 15 are sheet plants. Integrated plants combine the production of corrugated board sheets with their conversion into corrugated packaging. Sheet feeder and sheet plants are dedicated exclusively to corrugating and conversion activities, respectively. The production of our converting plants can be increased to meet customer demand by operating additional production shifts.

        Details of our corrugated packaging plants by region are set forth below:

Corrugated Packaging Plants	Number of Plants	2004 Production (in million m2)
Benelux	15	826
Germany and Switzerland	15	962
France	8	377
Central Europe	11	580
Nordic	23	413
United Kingdom	6	232
Spain	6	249
Italy	4	267

Total	88	3,906

        In 2004, our total corrugated packaging production used 1.6 million tonnes of recycled fiber based containerboard and 0.6 million tonnes of fresh fiber based containerboard. Our corrugated packaging operations source a portion of their raw material requirements internally and the remainder externally from a diverse supplier base.

  Solid Board Packaging

        We are the largest manufacturer of solid board packaging in Europe, with a market share of approximately 34% based on 2004 production according to our estimates. We operate ten solid board packaging plants that convert solid board into solid board packaging. In 2004, we sold 390 kilotonnes of solid board packaging products, generating total sales of €314.8 million.

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

        We believe that we are one of the most innovative, cost efficient and service-oriented solid board packaging producers in Europe.

        Details of our solid board packaging production plants by country are set forth below:

Solid Board Packaging Plants	Number of Plants	2004 Production (in kilotonnes)
Germany	3	165
Benelux	3	165
France	1	1
Norway	1	12
United Kingdom	1	27
South Africa	1	1

Total	10	371

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

Sales and Marketing

        All our converting plants and our solid board mills are responsible for generating their own sales based on defined product/market combinations and each of the facilities has a specialized sales force, which is responsible for sales and maintaining customer relations in that specific segment. Our containerboard operations have a centralized sales organization, with sales offices in the Netherlands, Germany, France, Spain, Italy, Switzerland and the United Kingdom. In addition, we have a pan-European sales organization for our Packaging sector. In 2004, approximately 12% of our corrugated board sales were handled by the pan-European sales organization.

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

        One of the main objectives of our product development efforts is to produce corrugated and solid board packaging products that meet the performance demands of our customers while minimizing the total raw material input. In addition, we design our packaging to reduce the total cost in the supply chain for our customers from the point of customer purchase of packaging from us through to the take-up of product by our customer's end consumers. Our recent product development efforts have led to advancements in compression strength, ease of use, appearance and printability of our products. We have developed a number of innovative solutions to meet the packaging needs of our customers, such as high-speed solid board packaging systems that can be installed on-site at customer locations. We believe that our product development capabilities give us a significant competitive advantage. Other value-enhancing products we have developed in partnership with our customers include solid board packaging solutions particularly suited to the transport of fresh fish and a packaging solution that significantly extends the transit life of fresh produce by controlling the atmosphere within the container. Examples of value-added corrugated packaging include sophisticated, printed, heavy duty and industrial packaging and point-of-sale displays.

Raw Materials

        The principal inputs for our paper and board products are recovered paper, wood and energy. Raw material costs and energy costs represented approximately 42.6% and 9.5%, respectively, of the total operating costs of the Paper & Board segment in 2004. For our packaging plants, the principal raw material cost is either corrugated case material or solid board. Raw material costs represented approximately 55.4% of total operating costs of the Packaging segment in 2004. Each paper and board mill and packaging plant is responsible for obtaining its own raw materials, which are sourced both from the Kappa Packaging Group and externally. Sourcing of recovered paper is co-ordinated at group-level.

Competition

        All our markets are highly competitive with many participants. Competition in our markets is based principally on quality, product performance and specifications, service and price. In particular, containerboard products are largely a commodity and subject to substantial price competition.

        The containerboard and corrugated packaging sectors are among the more fragmented sectors in the European paper industry. The top five containerboard and corrugated packaging producers in the European market have only approximately 42% and 48%, respectively, of the total market share, based on 2004 sales volumes according to our estimates. Our primary competition in containerboard and corrugated packaging production comes from the other two large integrated businesses, SCA and Jefferson Smurfit Group.

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

        In contrast to containerboard and solid board, the corrugated and solid board packaging sectors have relatively low financial barriers to entry. Competition in corrugated and solid board packaging is primarily regional. Proximity to the customer is an important competitive factor in order to minimize shipping costs and to ensure on-time delivery and efficient service. Our principal competition in the corrugated packaging sector consists of the other large integrated businesses, SCA and Jefferson Smurfit Group. Our main competition in the solid board packaging sector consists of Jefferson Smurfit Group, VPK Oudegem, The Newark Group and other smaller enterprises.

Customers

        We believe that we benefit from the stability of the end use markets of our products, with the food, beverage and agricultural sectors accounting for 50% of our packaging revenues in 2004, compared to an industry average in Europe of approximately 42%. Our broad customer base, of both our Packaging and Paper & Board segment, also enables us to minimize our dependence on any one customer. Our top ten Packaging segment customers accounted for only approximately 10% of that segment's total sales in 2004, with no one customer representing more than 2%. Our top ten Paper & Board customers accounted for less than 20% of that segment's total sales in 2004, with no one customer representing more than 5%. In addition, we believe that we benefit from strong customer loyalty, which is evidenced by the fact that our current top ten customer relationships in terms of volume have spanned over ten years on average in the Packaging segment.

Intellectual Property

        We currently hold various national and European Union patents and will continue to pursue patent protection for our innovations. Kappa Packaging makes use of trademarks, including Kappa, Kappa Colours, Eskaboard and Quama and, by license from Sveaskog, the trademark Royal.

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

        The EU Directive 96/61/EC as amended on Integrated Pollution Prevention and Control ("IPPC") will require our paper and board operations in the European Union that impact significantly on the environment to be authorized under a national regime. We will need to demonstrate to the relevant national regulator that we utilize best available techniques to minimize pollution and maximize energy efficiency. All of our existing operations in EU Member States are likely to require authorization under the IPPC by 2007, which is the European Union wide deadline. However, enabling legislation is a pre-condition to the IPPC becoming effective in each Member State, and this may occur after 2007. This directive will result in increased regulation of aspects of our production processes. In particular, in certain jurisdictions in which we operate, a baseline contamination report will need to be submitted to the relevant regulator with an application for the new permit.

        The Kyoto Protocol entered into force on February 16, 2005, making obligations to reduce Green House Gas ("GHG") emissions binding on countries that had ratified the protocol. The EU had previously implemented the European Union Emissions Trading Scheme (EUETS), which commenced on January 1, 2005, as a way of meeting part of the obligations of the EU and its member states under the Kyoto Protocol. Under the EUETS, installations are allocated a certain number of allowances that represent tonnes of carbon dioxide emissions. If an installation is allocated fewer allowances than emissions it produces in any year, that installation must buy additional allowances to cover the excess, or reduce its carbon dioxide emissions to within its allocation.

        Kappa Packaging falls under the EUETS and has been allocated allowances to cover some or all of its carbon dioxide emissions for 2005. It is on track to meet its 2005 commitments. It will also receive allocations of allowances in 2006 and 2007, as 2005, 2006 and 2007 form the 'trial phase' of the EUETS. During the second period of the EUETS, 2008-2012, it is likely that the scope of the EUETS will widen, perhaps to include other GHGs, and that the amount of allowances per installation is likely to be reduced. It is not possible at this stage to anticipate the impact on Kappa Packaging.

        Kappa Packaging has been at the forefront of a European initiative to establish an international 'Good Manufacturing Practice Standard' for corrugated and solid board packaging. This Standard describes the way packaging for the food industry should be produced. During 2004, fifteen Kappa Packaging companies were certified and this will be extended throughout Europe in 2005. Also a Good Manufacturing Practice Standard for Kappa Packaging paper and board mills is being developed.

  Waste Management

        All of our operations in EU Member States are subject to the Waste Framework Directive 75/442/EEC as amended by directives 91/156/EC and 91/692/EC and decision 96/350/EC, and our board production operations are subject to the Hazardous Waste Directive 91/689/EC as amended by directive 94/31/EC. These directives seek to impose a uniform system of waste management across the European Union. All our operations generate and hold waste prior to removal elsewhere, and the directives, where nationally implemented, require that we manage waste in a way that does not involve the use of processes likely to harm the environment or cause harm to human health. Permits are required for keeping, treating, depositing or disposing of waste, subject to certain exemptions. Failure to fulfill these requirements may lead to both criminal and civil liability, with sanctions including fines, orders to cease breaches and clean-up orders.

  Packaging

        All of our packaging operations in EU Member States fall under the Packaging and Packaging Waste Directive 94/62/EC as amended by directive 2004/12/EC. We must comply with the appropriate national targets to re-use, recover or recycle materials and products that become waste. Failure to comply could lead to the operation being fined and the packaging produced being barred from the EU market. We currently achieve compliance with these regulations by membership in approved compliance schemes.

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

        For an overview of main subsidiaries of Kappa Holding B.V. reference is made to Note 31 to the Consolidated Financial Statements, included in this document in "Item 17. Financial Statements".

D.    Property, Plants and Equipment

        We own substantially all of our production facilities. We or one of our direct or indirect wholly owned subsidiaries own all of the mills and plants referred to in the sections above.

Item 5. Operating and Financial Review and Prospects

        The following discussion addresses the financial conditions and results of operations of the Kappa Packaging Group for the years ended December 31, 2002, 2003 and 2004. This discussion should be read in conjunction with our audited Consolidated Financial Statements, the notes thereto and the other financial information included elsewhere in this document. Our Consolidated Financial Statements are prepared in accordance with Dutch generally accepted accounting principles ("Dutch GAAP"), which differ in certain significant respects from US generally accepted accounting principles ("US GAAP"). These differences mainly relate to the treatment of goodwill, acquisition adjustments, impairment of tangible fixed assets, restructuring and other provisions, business process reengineering costs, financial instruments, pensions, preference shares and deferred tax assets. For a discussion of how our application of Dutch GAAP differs from US GAAP and a reconciliation of our net income and shareholders' equity from Dutch GAAP to US GAAP, see Note 27 to our audited Consolidated Financial Statements included in "Item 17. Financial Statements". The following discussion contains forward-looking statements, which involve risks and uncertainties. In the future, our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in "Item 3.D. Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements".

Overview

        We are one of the largest producers by volume of containerboard, solid board and corrugated packaging and solid board packaging in Europe. We currently operate 16 containerboard and solid board mills in Sweden, the Netherlands, Germany, the Slovak Republic, United Kingdom, the Czech Republic, and Italy, 5 recovered paper depots (in four countries) and 7 Graphic Board Service Centers (in seven countries). Our 98 packaging converting plants operate mainly throughout Western and Eastern Europe.

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

        In 2004, about 54% of our containerboard and solid board production was used by our Packaging segment. All intercompany sales from our Paper & Board segment to our Packaging segment are made on an arms-length basis and are eliminated for consolidated reporting purposes. In addition, the Packaging segment purchased about 42% of its containerboard and solid board from third-party sources.

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

        Additionally, prices for containerboard and solid board are closely related to movements in the costs of the underlying raw materials such as recovered paper and wood. Prices for these raw materials, particularly mixed waste paper have been volatile and, as a result, it is difficult for us to forecast future price trends. For example, the market price per tonne of mixed waste paper fluctuates between €3 per tonne in January 1997 and approximately €135 per tonne for Old Corrugated Containers (OCC) in June 2002. In contrast, wood prices have tended to be relatively stable.

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

        In 2004, energy costs amounted to 4.97% of our sales (2003: 5.24%). We have energy contracts of a limited duration in order to maintain the flexibility to benefit from the continuing liberalization of the European energy market.

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

Acquisitions

        We have made selective acquisitions over the past several years that have increased our production capacity and expanded our business. We have integrated 16 businesses into Kappa since 1994, including the following principal acquisitions during the last five years:

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

        In 2004, we closed our solid board operations of "Kappa Štúrovo" (Štúrovo, the Slovak Republic) and decided to close down our French corrugated packaging plant Kappa Central Pac in Melun (Melun, France), of which plant production was stopped on March 25, 2005. Businesses of the plants concerned were, as much as possible, transferred to other Group companies.

Post balance sheet events

        We have appointed Goldman Sachs to undertake a review of our strategic position within the evolving European market, so as to help place ourselves for continued successful development. In this respect, Kappa Packaging and one of its competitors commenced preliminary talks that may or may not lead to a transaction involving the two groups.

        As existing senior credit facilities are maturing in the coming years, the Company started discussions in early 2005 about refinancing possibilities. As a result, the Company secured a committed refinancing package to replace the senior credit facilities subsequent to December 31, 2004 with a new lender. The new senior credit facilities in the amount of €1,440.0 million in total will be used to pay down the €1,160.6 million of existing senior credit facilities with the remainder to be used in funding the Company's operations. The terms and conditions of the new Facilities are basically the same as those of the existing senior credit facilities. The repayment schedule of the new facilities has been extended into the future beyond the scheduled maturities of the existing facilities. See "Liquidity and Capital Resources—Indebtedness" below.

Operating Results

        The table below sets forth our operating results in millions of euro and as a percentage of our sales for the periods indicated.

	Year ended December 31,
	2002		2003		2004
	€	%	€	%	€	%
	(€ millions except percentages)
Income Statement Data
Sales	2,923.8	100.0	2,841.7	100.0	2,786.2	100.0
Net change in work in progress and finished goods	13.8	0.5	(10.0)	(0.4)	8.6	0.3

Net sales including net change in work in progress and finished goods	2,937.6	100.5	2,831.7	99.6	2,794.8	100.3
Operating expenses:
Raw material costs	(1,077.6)	(36.9)	(1,003.7)	(35.3)	(1,000.6)	(35.9)
External services(1)	(523.3)	(17.9)	(524.8)	(18.4)	(529.4)	(19.0)
Labor costs	(697.9)	(23.9)	(702.6)	(24.7)	(690.8)	(24.8)
Other operating costs	(197.8)	(6.8)	(183.3)	(6.5)	(182.4)	(6.6)
Depreciation, amortization and impairment charges	(218.5)	(7.4)	(210.3)	(7.4)	(206.6)	(7.4)

Total operating expenses	(2,715.1)	(92.9)	(2,624.7)	(92.3)	(2,609.8)	(93.7)

Operating income	222.5	7.6	207.0	7.3	185.0	6.6
Interest expense, net	(192.0)	(6.5)	(187.6)	(6.6)	(175.8)	(6.3)
Interest expense on Shareholders' loans	(46.2)	(1.6)	(50.2)	(1.8)	(54.4)	(1.9)

Result before income taxes	(15.7)	(0.5)	(30.8)	(1.1)	(45.2)	(1.6)
Income taxes	5.4	0.2	6.5	0.2	(33.9)	(1.2)
Income from participations	0.6	—	0.4	—	(0.2)	—
Minority interests	(0.2)	—	(0.1)	—	(0.1)	—

Net income/(loss)	(9.9)	(0.3)	(24.0)	(0.9)	(79.4)	(2.8)

Other Financial Data
EBITDA(2)	441.0	15.1	417.3	14.7	391.6	14.1
Total assets(3)	3,643.4		3,525.7		3,457.8
Assets(4)	2,753.3		2,638.9		2,621.8
Net capital expenditure(5)	162.1		141.4		149.1

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

  EBITDA for the year 2004 includes exceptional costs of €14.5 million, incurred in the Paper & Board segment (€2.4 million), Packaging segment (€9.4 million) and Corporate (€2.7 million). The 2004 exceptional costs mainly refer to restructuring costs relating to the decision in the fourth quarter of 2004 to close down our French corrugated packaging plant Kappa Central Pac in Melun (€7.4 million) effectively in March 2005, additional costs for the closure of Kappa Mennecy Paper (€1.4 million) and additional lay-offs of employees at various sites. EBITDA for the year 2003 includes exceptional costs of €24.0 million, incurred in the Paper & Board segment (€7.5 million) and Packaging segment (€16.5 million). The 2003 exceptional costs mainly related to a restructuring provision set up in order to reduce the total number of full time employees by approximately 600 and the close down of Kappa Mennecy Paper and Kappa Moscow (both effectively in 2003) and Kappa Štúrovo Solid Board (effectively in April 2004). EBITDA for the year 2002 includes exceptional costs of €12.0 million, incurred in the Paper & Board segment (€0.4 million) and the Packaging segment (€11.6 million). The 2002 exceptional costs mainly related to a restructuring provision set up in order to reduce the total number of full time employees during 2003 by approximately 400.

(3)
Total assets include goodwill (2004: €824.9 million, 2003: €849.9 million and 2002: €874.2 million) and (deferred) income taxes (2004: €11.1 million, 2003: €36.8 million and 2002: €15.9 million).

(4)
Assets exclude goodwill and (deferred) income taxes, in accordance with Dutch GAAP.

(5)
Shown net of disposals of capital assets including obsolete equipment and real estate not used in operations, none of which was material.

        The table below sets forth certain segment information for the period indicated.

	Year ended December 31,
	2002	2003	2004
	(€ millions)
Sales
Paper & Board	1,295.2	1,225.8	1,256.1
Packaging	2,258.4	2,218.7	2,168.3
Eliminations	(629.8)	(602.8)	(638.2)

Consolidated total	2,923.8	2,841.7	2,786.2

Operating income
Paper & Board	176.3	116.3	153.5
Packaging	77.4	119.7	68.2
Corporate expenses	(31.2)	(29.0)	(36.7)

Consolidated total	222.5	207.0	185.0

        The table below sets forth certain financial information for our Paper & Board segment.

	Year ended December 31,
	2002		2003		2004
	€	%	€	%	€	%
	(€ millions except percentages and sales volumes)
Income Statement Data
Sales	1,295.2	100.0	1,225.8	100.0	1,256.1	100.0
Net change in work in progress and finished goods	9.0	0.7	(5.2)	(0.4)	3.2	0.3

Net sales including net change in work in progress and finished goods	1,304.2	100.7	1,220.6	99.6	1,259.3	100.3
Operating expenses:
Raw material costs	(482.4)	(37.2)	(442.5)	(36.1)	(471.0)	(37.5)
External services(1)	(288.3)	(22.3)	(295.1)	(24.1)	(293.5)	(23.4)
Labor costs	(186.0)	(14.4)	(189.3)	(15.4)	(183.5)	(14.6)
Other operating costs	(67.2)	(5.2)	(63.4)	(5.2)	(63.5)	(5.1)
Depreciation, amortization and impairment charges	(104.0)	(8.0)	(114.0)	(9.3)	(94.3)	(7.5)

Total operating expenses	(1,127.9)	(87.1)	(1,104.3)	(90.1)	(1,105.8)	(88.1)

Operating income	176.3	13.6	116.3	9.5	153.5	12.2

Other Financial Data
EBITDA(2)	280.3	21.6	230.3	18.8	247.8	19.7
Total assets(3)	1,059.4		1,006.8		996.6
Assets(4)	77.0		58.3		68.3
Other Data
Sales volumes (kilotonnes)	3,133		3,134		3,238

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

  EBITDA for the year 2004 includes exceptional costs of €2.4 million, mainly relating to additional costs for the closure of Kappa Mennecy Paper (€1.4 million) and additional lay-offs of employees at various sites. EBITDA for the year 2003 includes exceptional costs of €7.5 million, mainly relating to management's decision to reduce the total number of full time employees and the close down of Kappa Mennecy Paper (effectively in 2003) and Kappa Štúrovo Solid Board (effectively in 2004). EBITDA for the year 2002 includes exceptional costs of €0.4 million due to management's decision to reduce the total number of full time employees during 2003.

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

	Year ended December 31,
	2002		2003		2004
	€	%	€	%	€	%
	(€ millions except percentages and sales volumes)
Income Statement Data
Sales	2,258.4	100.0	2,218.7	100.0	2,168.3	100.0
Net changes in work in progress and finished goods	4.8	0.2	(4.9)	(0.2)	5.3	0.2

Net sales including net change in work in progress and finished goods	2,263.2	100.2	2,213.8	99.8	2,173.6	100.2
Operating expenses
Raw material cost	(1,225.7)	(54.3)	(1,164.1)	(52.5)	(1,166.3)	(53.8)
External services[1]	(234.0)	(10.4)	(229.1)	(10.3)	(235.6)	(10.9)
Labor costs	(490.8)	(21.7)	(490.9)	(22.1)	(482.0)	(22.2)
Other operating costs, net	(124.0)	(5.5)	(117.8)	(5.3)	(115.6)	(5.3)
Depreciation, amortization and impairment charges	(111.3)	(4.9)	(92.2)	(4.2)	(105.9)	(4.9)

Total operating expenses	(2,185.8)	(96.8)	(2,094.1)	(94.4)	(2,105.4)	(97.1)

Operating income	77.4	3.4	119.7	5.4	68.2	3.1

Other Financial Data
EBITDA(2)	188.7	8.4	211.9	9.6	174.1	8.0
Assets(3)	1397.2		1,337.5		1,329.8
Net capital expenditure(4)	77.7		78.2		77.0
Other Data
Sales volumes (kilotonnes)	2,466		2,441		2,470

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

  EBITDA for the year 2004 includes exceptional costs of €9.4 million, mainly relating to restructuring costs due to management's decision in the fourth quarter of 2004 to close down our French corrugated packaging plant Kappa Central Pac in Melun (€7.4 million), effectively from March 2005, and additional lay-offs of employees at various sites. EBITDA for the year 2003 includes exceptional costs of €16.5 million, mainly relating to a restructuring provision set up due to management's decision to reduce the total number of employees and the close down of Kappa Moscow. EBITDA for the year 2002 includes exceptional costs of €11.6 million, which costs relate to management's decision to reduce the total number of employees during 2003.

(3)
Assets exclude goodwill and (deferred) income taxes, in accordance with Dutch GAAP.

(4)
Shown net of disposals of capital assets including obsolete equipment and real estate not used in operations, none of which was material.

Year ended December 31, 2004 compared to Year ended December 31, 2003

        It should be noted that the total of amounts provided in any segment analysis below will not necessarily equal amounts shown on a consolidated basis due to intercompany eliminations and corporate items.

        Sales.    Sales decreased by €55.5 million, or 2.0%, to €2,786.2 million in 2004 from €2,841.7 million in 2003. This decrease was mainly the result of lower average sales prices in our Packaging segment, which could not be offset by the higher sales volumes in both our Paper & Board segment and Packaging segment.

        Sales in the Paper & Board segment increased by €30.3 million, or 2.5%, from €1,225.8 million in 2003 to €1,256.1 million in 2004. This increase is mainly the result of increased volumes in both containerboard (approximately 2.1%) and solid board (approximately 5.9%), partly offset by lower average sales prices for containerboard and solid board.

        Sales in the Packaging segment decreased by €50.4 million, or 2.3%, from €2,218.7 million in 2003 to €2,168.3 million in 2004. This decrease mainly results from lower average sales prices for corrugated packaging products, partly offset by increased sales volumes (approximately 1.2%).

        Raw material costs.    Raw material costs decreased by €3.1 million, or 0.3%, from €1,003.7 million in 2003 to €1,000.6 million in 2004. Raw material costs as a percentage of sales increased to 35.9% in 2004 from 35.3% last year.

        Raw material costs of the Paper & Board segment increased by €28.5 million, or 6.4%, from €442.5 million in 2003 to €471.0 million in 2004. As a percentage of sales, raw material costs increased from 36.1% in 2003 to 37.5% in 2004. This increase in raw material costs is mainly the result of higher average prices for recovered paper and virgin fibers in 2004 compared to 2003.

        Raw material costs of the Packaging segment increased by €2.2 million, or 0.2%, from €1,164.1 million in 2003 to €1,166.3 million in 2004. As a percentage of sales, raw material costs increased to 53.8% in 2004 from 52.5% in the previous year.

        External services.    Costs of external services, consisting of freight charges, energy costs and maintenance costs, increased by €4.6 million, or 0.9%, from €524.8 million in 2003 to €529.4 million in 2004. This increase was mainly caused by increased freight charges (€12.3 million or 5.1%) and maintenance costs (€2.7 million or 2.0%), partly offset by lower energy costs (€10.4 million or 7.0%). The cost of external services as a percentage of sales increased from 18.5% in 2003 to 19.0% in 2004.

        External services of the Paper & Board segment decreased by €1.6 million, or 0.5%, from €295.1 million in 2003 to €293.5 million in 2004. This decrease came from decreased energy costs (€10.7 million or 9.3%), partly offset by increased freight charges (€7.1 million or 6.5%) and maintenance costs (€2.0 million or 2.8%). Costs of external services as a percentage of sales decreased from 24.1% in 2003 to 23.4% in 2004.

        External services of the Packaging segment increased by €6.5 million, or 2.8%, from €229.1 million in 2003 to €235.6 million in 2004. This increase was the result of increased freight charges (€5.2 million or 3.9%), maintenance costs (€1.0 million or 1.6%) and energy costs (€0.3 million or 0.9%). The cost of external services as a percentage of sales increased from 10.3% in 2003 to 10.9% in 2004.

        Labor costs.    Labor costs decreased by €11.8 million, or 1.7%, to €690.8 million in 2004 from €702.6 million in 2003. Labor costs for the year 2004 include exceptional personnel costs of €12.0 million, mainly related to management's decision to close down our French corrugated packaging plant Kappa Central Pac in Melun (€5.1 million), effectively in March 2005, and additional lay-offs of employees at various sites. Labor costs for the year 2003 include exceptional personnel costs of €20.4 million to reduce the number of full time employees by 600 and to close down Kappa Mennecy Paper and Kappa Moscow (both effectively in 2003) and Kappa Štúrovo Solid Board (effectively in 2004). Excluding the exceptional personnel costs in both 2004 and 2003, labor costs decreased by €3.4 million, or 0.5%, to €678.8 million in 2004 from €682.2 million in 2003 as general wage increases were offset by reductions in headcount. The net decrease in personnel expenses is the ultimate result of the company wide restructuring programs that occurred in 2002 and 2003 and additional lay-offs at various sites in 2004. The average number of full time and temporary employees decreased by approximately 4% from 16,108 in 2003 to 15,470 in 2004.

        Labor costs (before exceptional personnel costs) of the Paper & Board segment decreased by €2.1 million, or 1.1%, from €184.5 million in 2003 to €182.4 million in 2004. This decrease is mainly the result of a decrease in the average number of full time and temporary employees, which more than offset the increase in personnel expenses as a result of general wage increases. The average number of full time and temporary employees decreased by approximately 9% from 4,057 in 2003 to 3,706 in 2004.

        Labor costs (before exceptional personnel costs) of the Packaging segment decreased by €3.8 million, or 0.8%, from €475.3 million in 2003 to €471.5 million in 2004. This decrease is mainly the result of a decrease in the average number of full time and temporary employees, which more than offset the increase in personnel expenses as a result of general wage increases. The average number of full time and temporary employees by approximately 2% from 11,888 in 2003 to 11,609 in 2004.

        Other operating costs.    Other operating costs, consisting of rent, lease, office, communication, travel, insurance, automation, other expenses and other income decreased by €0.9 million, or 0.5%, from €183.3 million in 2003 to €182.4 million in 2004.

        Depreciation, amortization and impairment charges.    Depreciation, amortization and impairment charges decreased by €3.7 million, or 1.8%, to €206.6 million in 2004 from €210.3 million in 2003.

        Depreciation charges decreased by €3.9 million, or 2.2%, to €177.2 million in 2004 from €181.1 million in 2003. In 2004, non-recurring depreciation expenses were incurred of €11.5 million related to the assets of Kappa Iberoamericana Almeria (Spain), which plant was fully destroyed by fire in the third quarter of 2004, the close down of Kappa Central Pac in Melun (France) and our building used for recovered paper stock at Hilden (Germany). In 2003, non-recurring depreciation expenses were incurred of €7.8 million related to the close down of Kappa Mennecy Paper (France), Kappa Štúrovo Solid Board (the Slovak Republic) and Kappa Moscow (Russia).

        Amortization charges of intangible fixed assets increased with €0.2 million, or 0.7%, to €29.4 million in 2004 from €29.2 million in 2003.

        Operating income.    As a result of the factors discussed above, our operating income decreased by €22.0 million, or 10.6%, to €185.0 million in 2004 from €207.0 million in 2003.

        Interest expense, net.    Interest expense, net, including interest expense on shareholders' loans, decreased by €7.6 million, or 3.2%, from €237.8 million in 2003 to €230.2 million in 2004, mainly as a result of redemptions of term loans under the Senior Credit Facilities.

        Income taxes.    The effective tax rate on result from ordinary operations was (74.8%) in 2004, compared to 21.3% in 2003, whereas the weighted average statutory tax rate on a consolidated basis was approximately 32.7% for 2004 and 32.8% for 2003. The difference between the effective tax rate and the weighted average statutory tax rate is mainly the result of permanent differences including non-deductible goodwill, non-deductible interest and other non-tax deductible expenses as well as changes in local tax rates and valuation allowances made in respect of tax carry forward losses in 2004. The 2004 taxation loss includes a net addition of €45.7 million to the valuation allowances for tax carry forward losses, mainly for tax carry forward losses in the Netherlands.

        Net income.    As a result of the factors discussed above, our net income decreased by €55.4 million to a net loss of €79.4 million in 2004 from a net loss of €24.0 million in 2003.

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

        Sales in the Paper & Board segment decreased by €69.4 million, or 5.4%, from €1,295.2 million in 2002 to €1,225.8 million in 2003. The decrease is mainly the result of lower average sales prices for containerboard and solid board, due to lower average prices for recovered paper. Sales volumes in 2003 for the segment were relatively flat as compared to 2002. Containerboard sales volumes increased by 0.8%, offset by a decrease in solid board sales volumes by approximately 1.6% mainly due to lower demand in Asia.

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

        Labor costs.    Labor costs increased by €4.7 million, or 0.7%, to €702.6 million in 2003 from €697.9 million in 2002. Labor costs for the year 2003 include exceptional personnel costs of €20.4 million, related to management's decision to reduce the number of full time employees by 600 and to close down of Kappa Mennecy Paper and Kappa Moscow (both effectively in 2003) and Kappa Štúrovo Solid Board (effectively in 2004). This in addition to the exceptional personnel costs of €12.0 million incurred in the fourth quarter of 2002 following management's decision to reduce the total number of full time employees by approximately 400.

        Excluding these exceptional personnel costs, labor costs decreased by €3.7 million, or 0.5%, to €682.2 million in 2003 from €685.9 million in 2002 despite general wage increases and increased pension costs. The net decrease in personnel expenses is the ultimate result of the company wide restructuring programme in both 2003 and 2002. The average number of full time and temporary employees decreased by approximately 3% from 16,626 in 2002 to 16,108 in 2003.

        Labor costs in the Paper & Board segment, excluding exceptional personnel costs, decreased by €1.1 million, or 0.6%, from €185.6 million in 2002 to €184.5 million in 2003, despite general wage increases and higher pension costs. This decrease was the result of a decrease in the average number of full time and temporary employees. The average number of full time and temporary employees decreased by approximately 4% from 4,238 in 2002 to 4,057 in 2003.

        Labor costs in the Packaging segment, excluding exceptional personnel costs, decreased by €3.9 million, or 0.8%, from €479.2 million to €475.3 million. The increase in labor costs was the result of general wage increases and higher pension costs, but was more than offset by a decrease in the average number of full time and temporary employees by approximately 3% from 12,223 in 2002 to 11,888 in 2003.

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

        Depreciation charges increased by €13.3 million, or 7.9%, to €181.1 million in 2003 from €167.8 million in 2002 mainly due to additional depreciation expenses of €7.8 million incurred in connection with the closing of Kappa Mennecy Paper, Kappa Moscow and Kappa Štúrovo Solid Board.

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

        Interest expense, net.    Interest expense, net, including interest expense on shareholders' loans decreased slightly by €0.4 million, or 0.2%, from €238.2 million in 2002 to €237.8 million in 2003.

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

Corporate items

        Operating expense from Corporate items (unallocated overhead) increased from approximately €29.0 million in 2003 to €36.7 million in 2004 mainly due to an additional depreciation charge related to our building used for paper stock in Hilden (Germany), higher intercompany profit elimination on inventories, and exceptional costs incurred in 2004.

        Operating expense from Corporate items (unallocated overhead) decreased from approximately €31.2 million in 2002 to €29.0 million in 2003 mainly due to lower consultancy fees.

Restructuring Provisions

        The movements in restructuring provisions are as follows:

	Total	Plant restructuring	IT restructuring
	(€ millions)
Balance at January 1, 2002	59.7	56.7	3.0
Fair value adjustments	0.4	0.4	—
Withdrawals	(38.7)	(35.7)	(3.0)
Additions charged to operating result	11.3	11.3	—

Balance at December 31, 2002	32.7	32.7	—
Withdrawals	(29.2)	(29.2)	—
Additions charged to operating result	25.0	25.0	—
Translation differences	(0.1)	(0.1)

Balance at December 31, 2003	28.4	28.4	—
Withdrawals	(18.9)	(18.9)	—
Additions charged to operating result	15.7	15.7
Translation differences	0.1	0.1	—

Balance at December 31, 2004	25.3	25.3	—

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

        In 2004, €15.7 million was added to the restructuring provisions against operating result mainly as a result of the decision to close down our French corrugated packaging plant Kappa Central Pac in Melun (€7.4 million), additional costs for the closure of Kappa Mennecy Paper (€1.4 million) and additional lay-offs of employees at various sites.

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

        Our Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which differ in certain significant respects from generally accepted accounting principles in the United Stated (US GAAP). In areas in which our Dutch GAAP compliant critical accounting policies do not correspond with the required US GAAP accounting treatment, and those differences would have a significant effect on our consolidated net income and/or shareholders' equity, we have highlighted these differences in the discussion below.

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

        In the event that the useful life of goodwill that we amortize under Dutch GAAP is determined to be less than management's original estimate, we will be subject to an increased amortization charge in our statements of income. If this were to happen with respect to our goodwill originally amortized over a 40-year period of €824.9 million as at December 31, 2004, this would result in an increase from the current annual charge of approximately €25 million to the following:

	Revised estimated useful life
	15 years	20 years
Revised annual amortization charge (€ in millions)	91	59

        As this amortization charge is not tax deductible, the above additional charge would impact net income directly.

        Under Dutch GAAP, goodwill, other intangible fixed assets and tangible fixed assets ("long-lived assets") are written down to estimated net realizable value when negative conditions are identified. We review our long-lived assets at each balance sheet date, to determine whether there is any indication of impairment (a "triggering event"). If such an indication exists, the recoverable amount of the assets is estimated, being the higher of the asset's net selling price and its value in use. The value in use is based on the total of the discounted future cash flows to be derived from that asset. Our estimate of future cash flows is based upon, among other things, certain assumptions about expected future operating performance and value at the asset's eventual disposition. Our estimate of future cash flows may differ from actual cash flows due to, among other things, negative industry or economic trends, technological changes, increased competition and/or changes in operating performance. An impairment loss is recognized when the carrying value of an asset exceeds the recoverable amount of the asset.

        The goodwill impairment tests performed during 2004 and 2003 did not reveal any (additional) impairments. The goodwill impairment test performed during 2002 resulted in an impairment charge of €20.0 million against certain tangible fixed assets in the Packaging segment. The goodwill impairment tests were performed for each of the four cash generating units respectively reporting units, being: Containerboard and Solid Board within the Paper & Board segment and Corrugated Packaging and Solid Board Packaging within the Packaging segment.

        The tangible fixed asset impairment tests performed during 2004 did result in additional impairment charges with respect to seven sites of €33.4 million in total, which, however, were fully offset by the reversal of certain impairment charges taken in prior years of €33.4 million in total due to favorable changes in the economic conditions.

        The impairment tests, in 2004, 2003 and 2002, were performed with a discount rate of 8.4% using the discounted cash flow method.

        As at December 31, 2004, we had net goodwill of €824.9 million, other intangible fixed assets of €2.3 million and tangible fixed assets of €1,596.8 million.

  US GAAP

        Under US GAAP, all of our business combinations are accounted for as purchases. In accordance with SFAS No. 141, "Business Combinations" (ABP 16, "Business Combinations", for transactions consummated prior to June 30, 2001), the cost of an acquired company is assigned to the tangible fixed assets and identifiable intangible fixed assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. We did not identify any additional intangible fixed assets under US GAAP compared to Dutch GAAP related to acquisitions. See Note 27 of the Consolidated Financial Statements included in "Item 17. Financial Statements".

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

        In connection with the annual goodwill impairment evaluation required by SFAS 142, we determined that there was no impairment in 2004 (as in 2003 and 2002), and accordingly, no impairment loss was recorded in the 2004 US GAAP income statement (as in the 2003 and 2002 US GAAP income statements). This evaluation required making assumptions with respect to the identification of our reporting units. In addition, it required making certain assumptions and estimates, including estimates of future cash flows and appropriate discount rates, in order to determine the fair value of our reporting units identified.

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

        The inherent management estimates and assumptions used in determining whether an impairment charge should be recognized are as follows:

  •
  determining our reporting units;

  •
  projecting cash flows for determining recoverable amounts of our reporting units;

  •
  determining discount rates;

  •
  cyclical nature of volumes and prices;

  •
  estimates of the Company's growth figures; and

  •
  Company's weighted average cost of capital (WACC).

        We believe that estimates of recoverable amounts are susceptible to change from one period to the next because they require management to make assumptions about future revenues, related cost of sales and capital expenditures. In estimating future revenues, we use our internal projections, which are developed based on our strategic plan for existing and new customers. The judgments underlying our projections can vary significantly from year to year due to economic or market conditions, changes in the business or regulatory environment, or other factors outside our control. If our projections of recoverable amounts change as a result of these factors, we may have to recognize additional impairment charges on goodwill and other long-lived assets. In certain cases, our judgment is supported by the assistance of a third party valuation specialist.

        As under Dutch GAAP an impairment charge was made on tangible fixed assets in our Packaging segment of €20.0 million in 2002, we reviewed the tangible fixed assets concerned for impairment under US GAAP resulting in an additional impairment charge of €5.7 million in 2002 under US GAAP.

        The 2004 tangible fixed asset impairment tests under Dutch GAAP did result in additional impairment charges of €33.4 million in total, which, however, were fully offset by the reversal of certain impairment charges taken in prior years amounting to €33.4 million in total due to favorable changes in the economic conditions. As under US GAAP reversals of impairment losses taken on assets to be held and used are prohibited, we have recorded an additional impairment charge under US GAAP of €33.4 million in 2004.

Inventories

        We state our inventories at the lower of cost or net realizable value. We determine cost by the first-in, first-out method. We record adjustments to the value of our inventory based upon forecasted plans to sell our inventories. If we determine that cost is less than net realizable value, then cost is used as basis for inventory valuation. If net realizable value is less than cost, we write down the related inventory to that value. We also consider the physical condition of our inventories (e.g. age and quality) in establishing valuation. As of December 31, 2004, we had inventories of €264.2 million in total, including a provision for obsolescence of €12.9 million.

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

        Dutch GAAP pension accounting differs significantly from US GAAP pension accounting up to and including the financial year ending December 31, 2004.

        Under Dutch GAAP the pension expenses in the statement of income relates to the contributions the Group pays to the pension funds and insurers. Any refunds received from these funds are off set against the pension expenses in the statement of income. In accordance with local pension law for pensions the Group could have a liability for any shortfalls in the pension funds.

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

        Changes in the related pension benefit costs may occur in the future due to changes in the assumptions. The weighted key assumptions used in developing the 2005 net periodic pension benefit cost were a 4.8% discount rate, a 6.1% expected return on plan assets, a 3.3% rate of future wage increases and a 2.2% rate of future pension payment increases (compared to a 5.4% discount rate, a 6.9% expected return on plan assets, a 3.1% rate of future wage increases and a 2.2% rate of future pension payment increases used in the prior year). In 2004, the net periodic pension benefit cost was €38.2 million. The net pension benefit cost is expected to increase by approximately 15% in 2005 compared to 2004 (excluding adjustments for SFAS 88 events), mainly due to the changed assumptions as specified above.

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

        Changes in these key assumptions can have a significant impact on the projected benefit obligations, funding requirements and periodic benefit cost incurred by the company. The effect on the periodic benefit cost of an upward or downward change from the assumptions currently used to calculate the net periodic pension cost is summarized below:

Changes in assumptions	Change in Assumptions	2004 (in € millions) Change in net periodic pension cost
Discount rate	+0.25%	(1.3)
Discount rate	-0.25%	1.4
Expected return on plan assets	+0.25%	(1.1)
Expected return on plan assets	-0.25%	1.1
Price inflation	+0.25%	1.3
Price inflation	-0.25%	(1.3)
Wage inflation	+0.25%	1.2
Wage inflation	-0.25%	(1.2)

        See Note 27 to our audited Consolidated Financial Statements as included in "Item 17. Financial Statements".

Restructuring and other provisions

        As at December 31, 2004, we have included restructuring, legal, environmental, maintenance and other provisions in our financial statements in an aggregate amount of €37.6 million. Restructuring and other provisions are recognized when we have a legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. The amount of each of the liabilities for which we have established a provision is based on specific estimates and assumptions. Our estimates and assumptions underlying these provisions could be materially affected by factors such as our success at negotiating termination agreements with redundant employees and relating to rental agreements, among others. While we believe that our current estimates of restructuring and other liabilities are adequate, it is possible that future events could require us to make significant adjustments or revisions to these estimates.

Income taxes

        Generally accepted accounting principles in the Netherlands and the United Stated of America require that we record a valuation allowance against deferred tax assets associated with carry forward losses if it is more likely than not that we will not be able to utilize it to offset future income taxes.

        We currently have significant deferred tax assets resulting from carry forward losses and deductible temporary differences, which will reduce taxable income in future periods. We assess the likelihood that our deferred tax assets will be realized from future taxable income, and, to the extent we believe that recovery is not likely, we establish a valuation allowance. We consider future taxable income projections, historical results and ongoing tax planning strategies in assessing the recoverability of deferred tax assets. However, adjustments could be required in the future if we determine that the amount to be realized is less or greater than the amount we have recorded. Such adjustments, if any, may have a material impact on our results of operations.

        In valuing our deferred tax assets under Dutch GAAP, we established valuation allowances on future tax benefits of €92.3 million, €47.0 million, and €47.8 million at the end of fiscal year 2004, 2003 and 2002, respectively. The valuation allowances increased from €47.0 million as at December 31, 2003 to €92.3 million as at December 31, 2004 mainly because of the establishment of a valuation allowance of €40.3 million against the carry forward losses of the Dutch fiscal unity, due to uncertainties about future compensation. Future compensation of the tax carry forward losses of the Dutch fiscal unity, which have an indefinite lifetime, will be dependent from a future change in the Company's financing structure as a result of which taxable income would therefore become positive.

        Under US GAAP a major part of these valuation allowances was already recorded in prior years as US GAAP provided, different from Dutch GAAP, more specific guidance in respect of the valuation of deferred tax assets.

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

Insurance proceeds

        In August 2004, our corrugated packaging plant Kappa Iberoamericana Almeria (Spain) was fully destroyed by fire. In 2004, we received an advance payment of €10 million (net) in cash from the insurance company, of which €3.3 million related to business interruption was allocated to the net cash flow from operating activities, and €6.7 million related to property damage was allocated to the net cash flow from investing activities, based on our own assessment.

Net cash from operating activities

        Net cash flows in 2004 from operating activities were €285.9 million compared to €279.5 million in 2003 and €273.5 million in 2002.

        The increase in 2004 of €6.4 million is primarily the result of a decrease in net income of €55.4 million, decreased non-cash items (primarily non-cash accretion of interest on our shareholder loans and senior subordinated discount notes, depreciation, amortization and non-cash movements in provisions) of €45.8 million and an increase in the change in operating assets and liabilities of €16.0 million.

        The increase in 2003 of €6.0 million is primarily the result of a decrease in net income of €14.1 million, decreased non-cash items (primarily non-cash accretion of interest on our shareholder loans and senior subordinated discount notes, depreciation, amortization and non-cash movements in provisions) of €2.1 million and an increase in the change in operating assets and liabilities of €22.2 million.

        The increase in 2002 of €37.6 million is primarily the result of a decrease in net income of €21.1 million, increased non-cash items (primarily non-cash accretion of interest on our shareholder loans and senior subordinated discount notes, depreciation, amortization and non-cash movements in provisions) of €62.0 million and a decrease in the change in operating assets and liabilities of €3.3 million.

Net cash used in investing activities

        In 2004, cash used in investing activities amounted to €144.0 million, reflecting capital expenditures of €149.1 million and investments in other intangible fixed assets of €1.6 million (mainly software development costs), which were offset by an advance payment by the insurance company of €6.7 million related to property damage at our plant Kappa Iberoamericana Almeria (Spain).

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

Capital expenditures

        In 2004, our cash outflow for capital expenditures was €149.1 million compared to €141.4 million in 2003 and €162.1 million in 2002.

        Our cash outflow for capital expenditures in 2004 was €149.1 million. Capital expenditures within our Paper & Board segment were €68.3 million in 2004, mainly related to efficiency improvements and capacity extensions (Kappa Štúrovo Paper, Slovakia), rebuilds for concentration on lighter weight liners (Kappa Zülpich Papier, Germany) and eco-investments (Kappa Kraftliner Piteå, Sweden and Kappa Štúrovo, Slovakia). Capital expenditures within our Packaging segment were €77.0 million, including investments in new capacities for litho laminated corrugated in Belgium and the Czech Republic, investments in additional capacity for corrugated production in St. Petersburg (Russia), and investments in litho print in our solid board packaging operations (Germany and the Netherlands).

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

        We have commitments to acquire plant and machinery amounting to €41.4 million at December 31, 2004. These commitments mainly reflect capital expenditures in our Packaging segment.

Net cash used in financing activities

        Cash outflow from financing activities amounted to €142.5 million in 2004. In 2004, repayments of €132.2 million were made under the senior credit facility (including additional mandatory prepayments from excess cash flow of €3.2 million) and payments on other long-term debt of €6.2 million. Short-term borrowings of €11.6 million were drawn. In addition changes in the hedging instrument for the currency risk on the US$ Senior Subordinated Notes principal resulted in a cash outflow of €15.7 million in 2004. As at December 31, 2004, the currency risk on the US$ Senior Subordinated Notes principal is hedged through a cross currency swap.

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

Indebtedness

Senior credit facilities (2001)

        Our senior credit facility currently consists of three term loans and a revolving credit facility, which can be specified as follows as at December 31, 2004:

	Amount in millions	Final Maturity
Senior A Amortizing Term Loan	€416.8	June 30, 2007
Senior B Term Loan	€371.8	June 30, 2008
Senior C Term Loan	€372.0	June 30, 2009
Senior Revolving Credit Facility	€250.0	June 30, 2009

Total Senior Debt Facilities	€1,410.6

        All material fixed assets, accounts receivable, inventories and cash and cash equivalents of the Group are pledged as security on the senior credit facilities. Assets acquired in the future may be required to be included as additional security on the facilities. Our senior credit facility agreement imposes limitations on some financing and investing activities of the Group and requires adherence to the following financial covenants: interest cover ratios of earnings before interest, income tax, depreciation and amortization ("EBITDA') to senior debt net interest and total net cash interest; total fixed charge ratios of cash flow to senior debt service and total debt service; leverage ratio of net borrowings to EBITDA and annual capital expenditures. At December 31, 2004, the Company was in compliance with all financial covenants.

        Under the terms of our senior credit facility, we are required to make mandatory prepayments in certain circumstances, which include debt covenant violations. In 2004, additional mandatory prepayments from excess cash flow of €3.2 million had to be made (2003: €8.7 million). We are also permitted to make voluntary pre-payments on indebtedness under the senior credit facility and the intercreditor agreements.

  Term loan facilities

        As of December 31, 2004, we had €1,160.6 million outstanding under the term loans. The Group is required to repay the remaining debt under the term loan facilities based on the specific repayment terms for each Term. Term A of originally €755.0 million is repayable in escalating semi-annual installments from the years 2001 to 2007; the outstanding balance as at December 31, 2004 amounts to €416.8 million. The outstanding balances of Term B and Term C as at December 31, 2004, amounting to €371.8 million and €372.0 million respectively, are repayable in full on June 30, 2008 and on June 30, 2009 respectively.

        Term A has amortization payments at the end of June and December of every year as follows:

Repayment Date	Repayment Amount (€ in millions)
June 30, 2005	74.76
December 31, 2005	78.50
June 30, 2006	84.11
December 31, 2006	85.98
June 30, 2007	93.45

        The applicable interest rates are EURIBOR plus a maximum interest rate spread of 225 basis points on Term A, 275 basis points on Term B and 350 basis points on Term C. Based on our interest cover ratio, the spread on Term A may be adjusted downwards. The weighted average interest rate for the term loan facilities was 6.4% at December 31, 2004 (2003: 6.8%).

  Revolving credit facility and bank overdrafts

        This credit facility is available for general corporate purposes such as letters of credit, short-term cash advances and ancillary facilities. The letter of credit fee assessed on issued letters of credit under the revolving credit facility is 2.125% at December 31, 2004, the interest rate on the short-term cash advances is EURIBOR plus 2.125% and in general no fees are payable on the ancillary facilities.

        The total actual amount drawn under the revolving credit facility amounts to €37.5 million (2003: €26.8 million) of which €27.5 million (2003: €16.9 million) for bank credit facilities and €10.0 million (2003: €9.9 million) for a payment guarantee towards a pension fund. Under these bank credit facilities, bank guarantees were issued to third parties of €11.6 million (2003: €7.2 million). The remaining part of these bank credit facilities of €15.9 million (2003: €9.7 million) is available for short-term borrowings, foreign currency hedging activities and/or additional bank guarantees.

Senior credit facilities (2005)

        The Company has senior credit facilities totaling €1,160.6 million at December 31, 2004 (see above). These loan facilities are due in escalating amounts through to June 30, 2009. In the first quarter of 2005, the Company entered into discussions about its bank covenants and obtained a waiver from the banks. Furthermore, the Company secured a committed refinancing package with a lender to replace the senior credit facilities by new facilities totaling €1,440.0 million. The terms and conditions of these new facilities are in line with the terms and conditions of the existing facilities and the repayment schedule of the new facilities is extended into the future beyond the scheduled maturities of the existing facilities. Execution of this refinancing is solely at the discretion of the Company. If the Company elects to execute the refinancing the proceeds of €1,440.0 million will be used to redeem the existing senior credit facilities with the remainder to be used in funding the Company's operations.

Senior Subordinated Notes (1999 and 2003)

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

Capital Resources

        As of December 31, 2004 our total capital resources were €18.0 million in shareholders' equity (2003: €79.1 million; 2002: €124.0 million) and €732.6 million in shareholders loans (2003: €678.3 million; 2002: €628.0 million) and €1,876.6 million in total debt (2003: €2,002.6 million; 2002: €2,110.6 million). Total indebtedness as at December 31, 2004 includes €2,437.7 million of long-term borrowings (2003: €2,546.8 million; 2002: €2,629.8 million), and short-term debt of €171.5 million (2003: €134.1 million; 2002: €108.8 million).

        We use currency instruments to hedge against exchange rate risks resulting from business activities and financing arrangements in foreign currencies. We do not enter into speculative positions.

        We use currency forward contracts with terms of up to one year to fix the rate of exchange of foreign currency sales denominated in US Dollars, British Pounds, Czech Koruna, Polish zloty, Swiss Francs, Slovaks Koruna, Swedish Krona, Norwegian Kroner, Singapore Dollar, South African Rand and Danish Krone.

        In 2003, we sold currency call options maturing on July 13, 2004, to offset the currency call options we bought to hedge our currency exposure with respect to the principal amount of our US dollar-denominated senior subordinated notes, which matured on July 15, 2004, in order to benefit from the developments of the US dollar/euro exchange rate. After maturity in July 2004, we did not enter into a new US dollar /euro coupon swap. The currency call options bought were replaced by currency forward contracts entered into to hedge the currency risk on the principal amount of our US dollar-denominated senior subordinated notes, which also matured on July 15, 2004. After maturity in July 2004, we entered into a cross currency swap (buy US dollar, sell euro). Our policy is to renew this cross currency swap on an ongoing basis.

        We have entered into currency coupon swaps to hedge the future US dollar interest payments on the US dollar-denominated senior subordinated notes.

        The Group has entered into a floating—fixed interest rate swap agreement to reduce the impact of changes in interest rates on its term loans under the Senior Credit Facilities, maturing on June 29, 2007. The notional principal amount of the swap agreement was €1,145 million and was decreasing in line with the decreasing principal of the term loans under the Senior Credit Facilities to €1,085 million as at December 31, 2004. This agreement effectively converted the EURIBOR element of the interest on the term loans of the Senior Credit Facilities from variable to a fixed rate of rounded 3.67%.

        For more information about our hedging policies and interest rate swaps, see Item 11 "Quantitative and qualitative disclosure about market risk".

        The Company had available €212.5 million under its revolving credit facility as at December 31, 2004. Cash and cash equivalents as at December 31, 2004 amounted to €244.6 million. We believe that our working capital is sufficient for our present requirements.

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

Cash Obligations and Commitments

        As of December 31, 2004, we had the following contractual cash obligations and other commercial commitments:

	Payments due by period (€ millions)
	Total	< 1 year	1–3 years	3–5 years	> 5 years
Long-term debt(1)	1,855.7	155.1	266.2	1,433.8	0.6
Financial lease obligations(2)	8.8	4.3	3.8	0.5	0.2
Operating lease obligations(2)	93.3	19.4	27.4	18.9	27.6
Commitments for capital expenditures(3)	25.3	25.3	—	—	—
Purchase, repurchase and other commitments	6.8	2.8	1.4	—	2.6

Total	1,989.9	206.9	298.8	1,453.2	31.0

(1)
Long-term debt represent the principal amounts due on outstanding debt obligations, current and long-term, as of December 31, 2004.

(2)
The Group leases certain plant facilities and equipment under non-cancelable financial and operating leases. The lease obligations represent all future minimum lease payments under non-cancelable financial and operating leases as of December 31, 2004.

(3)
The commitments for capital expenditures as of December 31, 2004 represent estimates of future spending on capital projects, which were authorized prior to December 31, 2004. We intend to hold capital expenditures for 2005 to approximately €175 million.

Contingent Assets and Liabilities

        Under the revolving credit facility, the Group has bank guarantees issued to third parties (rental guarantees, credit guarantees, social security taxes) for a total amount of €11.6 million as at December 31, 2004 (2003: €7.2 million).

        Unless previously purchased (in the framework of a listing or sale) and except to the extent that the statutory requirements or the terms of the Company's financing arrangements prevent the Company from doing so, the shareholders of the Company have agreed to procure that the Company shall redeem or repurchase the cumulative preference shares issued of €148.5 million, including accumulated dividends, in three equal tranches in 2009, 2010 and 2011. The accumulated dividend claim of the holders of the cumulative preference shares A and B shares amounts to €67.8 million as at December 31, 2004 (2003: €55.5 million).

        In May 2004, our subsidiary Kappa Zülpich has been visited by the German "Bundes Kartellamt" in the framework of an investigation of the EU regarding a suspicion about possible price co-ordination of recovered paper purchases by paper and board producers. Currently, management cannot assess the outcome of the investigation.

        In August 2004, our corrugated packaging plant Kappa Iberoamericana Almeria in Spain was fully destroyed by fire. The plant is currently being rebuilt, which is expected to be finalized in September 2005. In the fourth quarter of 2004, an advance payment of €10.0 million (net) in cash was received from the insurance company for business interruption and property damage. The remaining insurance proceeds of approximately € 19 million are expected to be received in cash before the end of the second quarter of 2005.

Research and Development

        We incurred research and development costs of €4.2 million, €4.4 million and €5.3 million in 2004, 2003 and 2002, respectively.

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

Newly issued Dutch GAAP Accounting Standards

        The major change in the Dutch guidelines for Annual Reporting, that is effective as of January 1, 2005, relates to the change in accounting for employee benefits (including pensions). The effect of the implementation of International Accounting Standard 19, as the basis for accounting for employee benefits in the Netherlands, on the consolidated financial statements of the Company is significant. Adoption of IAS 19 as at January 1, 2005 into the Dutch guidelines for Annual Reporting ("RJ271(new)") resulted in an increase of the accrued employee benefits by approximately €183 million and a decrease in equity of approximately €163 million, net of taxation. However, the costs for the year 2005 under Dutch GAAP will not be materially affected by this change.

        The other changes in Dutch guidelines for Annual Reporting mainly relate to aligning Dutch GAAP to International Financial Reporting Standards ("IFRS"). From a presentation of financial information point of view, the statement of comprehensive income that includes direct equity movements and opening balance sheet adjustments, will be required, depending on the actual transition date. We already prepare such a statement as part of our US GAAP reporting.

Newly issued US GAAP Standards

        In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154 ("SFAS 154"), Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3. Among other things, SFAS 154 requires voluntary changes in accounting principle to be retrospectively applied to prior years' financial statements. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement is not expected to have a material effect on our consolidated financial statements.

        In April 2005, the FASB has issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations ("FIN 47"). FIN 47 clarifies that an entity must record a liability for a "conditional" asset retirement obligation if the fair value of the obligation can be reasonably estimated. It also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005 for calendar-year enterprises). The adoption of this statement is not expected to have a material effect on our consolidated financial statements.

        In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 ("SFAS 153"), Exchanges of Nonmonetary Assets. This statement was a result of a joint effort by the FASB and the IASB to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. One such difference was the exception from fair value measurement in APB Opinion No. 29, Accounting for Nonmonetary Transactions, for nonmonetary exchanges of similar productive assets. Statement 153 replaces this exception with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement shall be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance of this Statement. The adoption of this statement is not expected to have a material effect on our consolidated financial statements.

        In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 ("SFAS 151"), Inventory Costs—An amendment to ARB No.43 Chapter 4 Inventory Pricing. SFAS 151 was issued to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 is the result of a broader effort by the FASB and the IASB to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. One such difference was the accounting for abnormal inventory costs. Both the FASB and the IASB agree that abnormal expenses should be recognized in the period in which they are incurred; however, the wording of IAS 2, Inventories, and ARB 43, Chapter 4, Inventory Pricing, led to inconsistent application of that principle. The FASB agreed that the wording in IAS 2 was less ambiguous and decided to incorporate portions of that language into ARB 43. As such, this Statement requires that those items be recognized as current-period charges regardless of whether they meet the "so abnormal" criterion outlined in ARB 43. SFAS 151 also introduces the concept of "normal capacity" and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period in which they are incurred.

        This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for costs incurred during fiscal years beginning after the date of the issuance of this Statement. The adoption of this statement is not expected to have a material effect on our consolidated financial statements.

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

        The following table sets out certain information with respect to the members of our Supervisory Board:

Name	Age	Appointment
Cor Brakel, Chairman	67	February 1, 1999
Brent Wheeler	53	July 27, 1998–November 17, 2004
Simon Rowlands	48	November 17, 2004
Marcus Wood	37	March 13, 2000
Rolly van Rappard	44	July 27, 1998
David Milne	46	March 13, 2000

        Cor Brakel.    Mr. Brakel has been a member of the Supervisory Board of Kappa Holding since February 1, 1999. He had held various positions at Shell International Petroleum Company, Elsevier, Wolters Samson Group and Wolters Kluwer N.V. He is also chairman of the Supervisory Board of United Services Group N.V. and Athlon Groep N.V. and a member of the Supervisory Board of Aalberts Industries N.V. and PCM Uitgevers B.V.

        Brent Wheeler.    It is with great sadness that we have to commemorate that Brent Wheeler passed away on November 17, 2004. Mr. Wheeler has been a member of the Supervisory Board of Kappa Holding since July 27, 1998 as an appointee of Cinven. He had been a Director of Cinven since 1991 and has been involved in several of their leading investments including Expro, Gardner Merchant, Generale de Santé, Avecia, McKechnie and Klöckner Pentaplast. He was also a director of Klöckner Pentaplast S.A.R.L.

        Simon Rowlands.    Mr Rowlands has been a member of the Supervisory Board of Kappa Holding since November 17, 2004 as an appointee of Cinven. He has been a Partner of Cinven since 1991 and has been involved a number of their leading investments including Aprovia, MediMedia, Avecia, General Healthcare, Générale de Santé and Nutreco. He is also a Director of Santemedia Group Holding S.A.

        Marcus Wood.    Mr. Wood has been a member of the Supervisory Board of Kappa Holding since March 13, 2000 as an appointee of Cinven. He is a partner of Cinven Limited, which he joined in 1997. He is also a Director of Santemedia Group Holding S.A.

        Rolly van Rappard.    Mr. Van Rappard has been a member of the Supervisory Board of Kappa Holding since July 27, 1998 as an appointee of CVC. He holds masters degrees from Columbia University in New York, United States and the University of Utrecht, Holland. He has previously held positions at Citicorp and is a managing partner of CVC Capital Partners from 1989. He is also a director of CVC Capital Partners Europe Limited and a member of the Supervisory Board of Wavin B.V., Veen Bosch & Keuning Uitgevers N.V. and Danske Traelast.

        David Milne.    Mr. Milne has been a member of the Supervisory Board of Kappa Holding since March 13, 2000 as an appointee of CVC. He has been a Director of CVC Capital Partners Limited since 1995. He is also a Director of DT Holding 1 A/S.

        In 2000 an Audit Committee was established. The Kappa Audit Committee currently has three members, including one financial expert. The Audit Committee has met three times in 2004 with the external auditors. In these meetings discussions took place on control matters, such as audit scopes and fees, and on internal audit reports. In addition discussions took place on timing and adoption of International Financial Reporting Standards and the progress in the implementation of the Sarbanes-Oxley related rules and standards.

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

        The following table sets out certain information with respect to the members of our Management Board:

Name	Age	Position	Date of Appointment
Frits Beurskens	58	President	July 27, 1998
Han Wagter	55	Chief Financial Officer	June 29, 1999
Torbjörn Pettersson	61	Managing Director of Paper & Board	May 18, 2001
Berry Wiersum	49	Managing Director of Packaging	July 1, 2000

        Frits Beurskens.    Mr. Beurskens has been a member of the Management Board of Kappa Holding since the acquisition by us of the paper and board production and converting businesses of N.V. Koninklijke KNP BT in 1998, at which time he became President of the Kappa Packaging Group. He holds a degree from Technical College HTS Venlo and a masters degree from the Technical University Eindhoven. Mr. Beurskens joined the Dutch subsidiary of Continental Can in 1974 and from 1981 to 1986 held several managing director positions. Between 1987 and 1990 he worked for the Union Minière subsidiaries Zinkwit and Afox where he was managing director. In 1990, Mr. Beurskens joined Roermond-Zülpich Papier, a Kappa Packaging Group operating subsidiary, as managing director and in 1993 he became managing director of the corrugated board segment of KNP BT. In 1995, he was appointed a member of the KNP BT Packaging executive committee and became President of KNP BT Packaging in late 1996. He is a member of the Supervisory Board of Océ Technologies B.V.

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

        Torbjörn Pettersson.    Mr. Pettersson was appointed as Managing Director of the Paper & Board segment of the merged Kappa Packaging Group on 18 May, 2001, having held the position of Managing Director for Containerboard at AssiDomän from 1999. He holds a masters degree in Chemistry from Technology University of Lund in Sweden. He was previously a Managing Director at Stora CELL between 1989 and 1994 and Managing Director at Stora Billerud from 1995 to 1999, where he served on the Management Board. He also held a Managing Director position at Nobel Chemicals, a company within the Nobel Industries Group, and was a Business Unit Vice Managing Director within Perstop.

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

B.    Compensation

Compensation of Members of Supervisory Board

        The members of the Supervisory Board, other than Mr. Brakel, do not receive any fees from the Kappa Packaging group for serving as a member. The aggregate amount of compensation paid to all of our Supervisory Board members as a group (five persons) for the year ended December 31, 2004 was €45,378 (2003: €45,378). There were no pension charges.

Compensation of Members of Management Board

        The members of the Management Board do not receive any fees for serving as members. The aggregate amount of compensation paid to all of our Management Board members as a group (4 persons) for the year ended December 31, 2004, including salaries, bonuses and pension charges, was €2,750,000 (2003: €2,350,000).

Loans to Members of Supervisory Board and Management Board

        At December 31, 2004, no loans were outstanding to any member of the Management Board or the Supervisory Board from any member of the Group.

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

        Bonus schemes and targets are at the full discretion of the Supervisory Board, and are determined and reviewed on an annual basis by our Remuneration Committee, which is currently comprised of Messrs. Brakel, Rowlands, van Rappard and Beurskens.

C.    Board Practices

        See Items 6.A. and 6.B. above.

D.    Employees

        For 2004, our average number of full time equivalents (including temporary staff) was 15,470 (2003: 16,108; 2002: 16,626). The decrease in average number of full time equivalents in 2004 compared to 2003 as well as 2003 compared to 2002 is mainly the result of the employee reduction programmes at various plants throughout the Group and the close down of Kappa Mennecy Paper, Kappa Štúrovo Solid Board and Kappa Moscow.

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

E.    Share Ownership

        Individual share ownership of any member of senior management of the Kappa Packaging Group (currently 122 persons) is less than one percent of any class of stock outstanding, except for Mr. Beurskens, the President, who holds 16,488 depositary receipts of Ordinary Shares A, 851 depository receipts of Preference Shares B and 5,922 depositary receipts of Ordinary Shares C.

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

        The CVC entities are entities whose funds are managed or advised by CVC, being currently Citicorp Capital Investors Europe Limited, Stichting Certificaathouders Kappa, Capital Ventures Nominees Limited, CVC European Equity Partners II Limited Partnership, CVC European Equity Partners II (Jersey) Limited Partnership, Citi-Europe Co-Invest Limited Partnership, CVC European Equity Partners III Limited Partnership, CVC European Equity Partners III Parallel Fund-A Limited Partnership, CVC European Equity Partners III Parallel Fund-B Limited Partnership, CVC Europe Enterprise (Domestic) Limited Partnership and CVC Europe Enterprise (Cayman) Limited Partnership.

        Stichting Senior Management Kappa is a foundation established to hold the Kappa Holding shares on behalf of members of senior management of the Kappa Packaging Group (currently 122 persons). Stichting Management Kappa owns 8.4% of the voting rights of the Company.

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

        The Supervisory Board of directors and the Management Board (please see "Item 6. Directors, Senior Management and Employees") hold interest in a total of 35,986 Ordinary Shares A, 1,803 Preference Shares B and 15,631 Ordinary Shares C of the Company. These shares are held through Stichting Senior Management Kappa or through funds managed by Cinven or CVC.

B.    Related Party Transactions

  Stichting Senior Management Kappa

        Stichting Senior Management Kappa is a foundation established to hold the Kappa Holding shares on behalf of members of senior management of the Kappa Packaging Group (122 persons). Stichting Management Kappa owns 8.4% of the voting rights of the Company.

        Stichting Senior Management Kappa holds 100,000 Ordinary Shares A, 6,250 Preference Shares B and 46,413 Ordinary Shares C of the Company at December 31, 2004.

        Stichting Senior Management Kappa provided €2.3 million in subordinated loan financing to Kappa Holding B.V. The principal amount of the loan plus interest compounded and accrued thereon of €2.9 million as at December 31, 2004 is due to be repaid not before May 17, 2012, unless otherwise agreed. Interest is fixed at a rate of 7% per annum.

        Kappa Packaging Nederland Holding B.V. provided in total €858,925 to Stichting Senior Management Kappa as at December 31, 2003 for the purpose to re-purchase shares from departing management, or to finance shares kept in reserve. This balance was fully repaid as at December 31, 2004.

  Cinven Limited and CVC Capital Partners

        Cinven Limited and CVC Capital Partners, the equity sponsors, provided €199.7 million in loan financing effective July 23, 1998. The principal amount of the loan plus interest compounded and accrued thereon (€348.1 million at December 31, 2004) is due to be repaid on December 31, 2010. Interest is fixed at a rate of 9% per annum.

        Effective May 17, 2001, Cinven Limited and CVC Capital Partners provided an additional €297.1 million in loan financing in connection with the acquisition of Alpha. The principal amount of the loan plus interest compounded and accrued thereon (€381.6 million at December 31, 2004) is due to be repaid not before May 17, 2012, unless otherwise agreed. Interest is fixed at a rate of 7% per annum.

        Cinven Limited and CVC Capital Partners receive annual management fees of €250,000 each from the Group in relation to on-going services as from May 17, 2001 onwards. The total management fee for the year 2004 amounts to €500,000 (2003: €500,000).

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

Senior credit agreement (2003)

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

Senior credit facilities (2005)

        As existing senior credit facilities are maturing in the coming years, the Company started discussions in early 2005 about refinancing possibilities. As a result, the Company secured a committed refinancing package to replace the senior credit facilities subsequent to December 31, 2004 with a new lender. The new senior credit facilities in the amount of €1,440.0 million in total will be used to pay down the €1,160.6 million of existing senior credit facilities with the remainder to be used in funding the Company's operations. The terms and conditions of the new Facilities are basically the same as those of the existing senior credit facilities. The repayment schedule of the new facilities has been extended into the future beyond the scheduled maturities of the existing facilities.

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

D.    Exchange Controls

        The Dutch Minister of Finance or the Dutch Central Bank have the power to issue such regulations. There are currently no other limitations under Dutch law or arising under our articles of association affecting cash payments to holders of our senior subordinated notes not resident in the Netherlands (except in respect of residents of and certain persons associated with certain countries or regimes in order to comply with United Nations and European Union sanctions).

E.    Taxation

United States Federal Income Tax Considerations

        The following discussion describes certain material US Federal income tax ("US tax") consequences to a US Holder, as defined below, of the ownership and disposition of only the following notes: (i) €370,000,000 aggregate principal amount of Kappa Beheer's 10 5/8% Senior Subordinated Notes due 2009 (the "euro Notes"), and (ii) $100,000,000 aggregate principal amount of Kappa Beheer's 10 5/8% Senior Subordinated Notes due 2009 (the "Dollar Notes") and (iii) €145,000,000 aggregate principal amount of Kappa Beheer's 12 1/2% Senior Subordinated Discount Notes due 2009 (the "Discount Notes" and together with the euro Notes and the Dollar Notes the "Notes"). The following summary does not describe the US tax consequences to a holder of the unregistered notes issued in 2003 or any additional Notes which we may issue in the future, and such holder's US tax consequences may be different from what is set out below. This discussion applies to you only if you hold one or more Notes as capital assets (as defined in the Internal Revenue Code of 1986, as amended (the "Code")) which, generally, are assets held for investment. This description is based on (1) the Code, (2) US Treasury regulations issued under the Code, and (3) administrative and judicial interpretations of the Code and Treasury regulations, each as in effect on the date of this report. All of these authorities are subject to change, possibly with retroactive effect. The Internal Revenue Service (the "IRS") could take a different view of the tax consequences of an investment in the Notes. This discussion does not address all aspects of US federal income taxation that may be relevant to a particular holder of the Notes based on such holder's particular circumstances. For example, the following discussion does not address the US tax consequences of the ownership and disposition of the Notes to holders: that are not US Holders, that will hold the Notes through a partnership or other pass-through entity; that are broker-dealers, insurance companies, tax-exempt organizations, real estate investment trusts, regulated investment companies, or financial institutions; whose functional currency is not the US dollar; or that hold the Notes as part of an integrated investment (including a "straddle") comprised of the Notes and one or more other positions. Moreover, this discussion does not include any description of any state, local, estate or non-US tax consequences.

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

        Non-residents of the Netherlands.    A holder of Notes that is not a resident nor deemed to be a resident of the Netherlands for Dutch tax purposes is not taxable in respect of income derived from the Notes or gains realized upon the redemption and disposal of the Notes, unless:

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

        An individual of the Dutch nationality is deemed to be a resident of the Netherlands for the purposes of the Dutch gift and inheritance tax, if he or she has been resident in the Netherlands during the ten years preceding the gift or his or her death. An individual of any other nationality is deemed to be a resident of the Netherlands for the purposes of the Dutch gift and inheritance tax only if he or she has been residing in the Netherlands at any time during the twelve months preceding the time of the gift. The same twelve months rule may apply to entities that have transferred their seat of residence out of the Netherlands.

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

        European Union Savings Directive    On June 3rd, 2003, the European Council of Economics and Finance Ministers adopted a Directive on the taxation of savings income. Under the Directive Member States will (if equivalent measures have been introduced by certain non-EU countries) be required, from July 1st, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria will instead be required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

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

Foreign currency exchange rate risk

        To reduce the US dollar currency exposure on the US dollar Term of the senior subordinated notes, we entered into a US dollar /euro coupon swap. The coupon swap exchanges the US dollar stream of fixed interest payments into fixed rate euro payments. After maturity in July 2004, we did not enter into a new US dollar /euro coupon swap.

        To reduce the US dollar currency exposure on the US dollar Term of the senior subordinated notes, we entered into currency forward contracts (buy US dollar, sell euro), which mature on July 15, 2004. After maturity in July 2004, we entered into a cross currency swap (buy US dollar, sell euro). Our policy is to renew this cross currency swap on an ongoing basis.

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

        The table below provides information about our main foreign currency forward exchange contracts.

Currency contracts:	Contract volume at December 31, 2004 (in € millions)	Fair value at December 31, 2004 (in € millions)
Receive SEK/Pay €	163.4	(0.6)
Pay US$/Receive €	28.4	0.4
Pay SEK/Receive €	12.8	—

Fair Values

        The table below provides information about our interest related derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For our senior credit facility and our senior subordinated notes, the table below presents principal payment amounts and weighted average interest rates by contractual payment dates. The discount notes have a non-cash interest portion that is added to the principal on a semi-annual basis. The variable rate portion of our senior credit facility is based on EURIBOR at December 31, 2004 of 2.185%. The rates presented are not intended to project our expectations for the future. The table presents notional amounts and related interest rates for the swap agreement. Under this swap agreement, the interest is paid semi-annually to the counterparty.

        The carrying value of the variable interest rate debt under the senior credit facilities approximates fair value. The fair value of the US$ Term of the senior subordinated notes is based on the US dollar/euro foreign exchange spot rate as at December 31, 2004. The fair value of the interest rate swap agreement has been determined based on quoted market prices for similar instruments and/or appropriate valuation models by the counterparty. The fair values of the loans made to us by Cinven and CVC have been determined by means of the discounted cash flow method. The interest rate used is based on actual interest rates at year-end 2004 and 2003, including a risk mark-up determined at the date of issuance of the loans (167 basis points).

	2005	2006	2007	2008	Thereafter	Total	Fair value at December 31, 2004
	(in € millions)
Long-term debt
Variable rate
Senior debt	153.3	170.1	93.4	371.8	372.0	1,160.6	1,160.6
Fixed rate
Senior subordinated notes (1999)	—	—	—	—	589.6	589.6	625.5
Fixed average interest rate loan	—	—	—	—	11.1%	11.1%
Senior subordinated notes (2003)	—	—	—	—	95.0	95.0	100.8
Fixed average interest rate loan	—	—	—	—	10.625%	10.625%
Shareholders' loans	—	—	—	—	732.7	732.7	884.5
Fixed average interest rate loan	—	—	—	—	7.94%	7.94%
Derivative Instruments
Interest rate swap (notional contract 3.67% contract amount €1,025.0 million)(1)
Pay fixed, receive variable (6 months EURIBOR at 2.185% at December 31, 2004)	—	—	—	—	—	—	(22.0)

(1)
An interest rate swap was entered into to hedge the floating rate interest on our senior credit facility: Terms A, B and C (€1,160.6 million as at December 31, 2004). Under the swap, we pay a fixed rate of rounded 3.67% and receive a floating rate of EURIBOR (2.185% at December 31, 2004) on a semi-annual basis from the counterparty. The interest swap will expire on June 29, 2007. The notional value of the swap is €1,085.0 million at December 31, 2004 and decreases in line with the decreasing principal on the senior credit facilities as follows:

    €1,025.0 million on June 30, 2005
    €955.0 million on December 31, 2005

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

PART II.

Item 13. Defaults, Dividend Arrearages and Delinquencies

        In the first quarter of 2005, the Company entered into discussions about its bank covenants and obtained a waiver. Furthermore the Company has secured a committed refinancing with a new lender.

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

Item 16B. Code of Ethics

        We have formalized and adopted a code of ethics, which sets rules to warrant the integrity of our financial management, that applies amongst others to our Chief Executive Officer, Chief Financial Officer and Director Accounting & Control. Early 2005, we formalized a code of conduct and implemented a whistleblower policy.

Item 16C. Principal Accountant Fees and Services

        PricewaterhouseCoopers Accountants N.V. has served as Kappa Packaging's independent public accountant for each of the years in the three-year period ended December 31, 2004, for which audited financial statements are included in this annual report on Form 20-F.

        The auditor is appointed annually based on the annual approval of scopes and related audit fees by both the Management Board and Audit Committee/Supervisory Board. We expect PricewaterhouseCoopers Accountants N.V. to be appointed as the auditor for 2005.

        The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers to Kappa Packaging in 2004 and 2003:

	Year ended December 31, 2004	Year ended December 31, 2003
	(in € thousands)
Audit fees(1)	2,607	2,498
Audit-related fees(2)	1,594	294
Tax fees(3)	343	877
All other fees(4)	1,759	41

Total	6,303	3,710

(1)
Audit fees consist of fees for the annual audit of the Company's consolidated financial statements and the statutory financial statements of the Company's subsidiaries. They also include fees for other audit services, which are those that only the external auditor (reasonably) can provide like the review of documents filed with the SEC;

(2)
Audit-related services comprise fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements including consultations concerning the potential adoption of International Financial Reporting Standards and (goodwill) impairment testing;

(3)
Tax services comprise fees for compliance services and tax advisory services.

(4)
All other fees include other consulting services like due diligences and other (non-audit) advisory services.

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

        For audit-related services, pre-approval is required for each assignment with a fee value of more than €500,000. For lower fee amounts the nature of these assignments will be discussed annually. These discussions are to be considered as the equivalent of a pre-approval process.

        For permissible non-audit services, the Audit Committee should specifically approve the decision in advance, if the fee value of these services is above €1 million. Otherwise approval takes place at the annual meeting.

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

        During 2004, there were no services provided by PricewaterhouseCoopers Accountants to Kappa Packaging that were specifically approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C)of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

        Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not applicable.

PART III.

Item 17. Financial Statements

        See pages F-1 through F-65.

Item 18. Financial Statements

        See Item 17.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1	Deed of Incorporation and Articles of Association of Kappa Holding B.V. (including English translation).*
2.1
Indenture dated July 23, 1999 (the "Euro Indenture") between Kappa Beheer B.V., Kappa Holding B.V., Kappa Packaging B.V. and The Bank of New York, London Branch, as trustee, with respect to €370,000,000 aggregate principal amount of 10 5/8% Senior Subordinated Notes due 2009 (the "euro Notes") (incorporated by reference to Exhibit 4.1 of Form F-4 (Registration No. 333-11044) of Kappa Beheer B.V.).
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
2.9
Amendment and Restatement Agreement dated May 17, 2001 relating to a Facility Agreement (Senior Credit Agreement) dated July 23, 1998, between Kappa Packaging B.V. and certain companies within the Kappa Group, Barclays Capital and Deutsche Bank AG London, as Senior Joint Mandated Lead Arrangers, and Barclays Bank Plc as Senior Facility Agent and Security Agent. *
2.10
Investors Loan Agreement dated July 23, 1998 between Kappa Holding B.V. as borrower and the CVC Investors and the Cinven Investors (both as defined therein) as lenders (incorporated by reference to Exhibit 10.4 of Form F-4 (Registration No. 333-11044) of Kappa Beheer B.V.).
2.11	Amendment Agreement dated July 23, 1999 to the Investors Loan Agreement dated July 23, 1998 (incorporated by reference to Exhibit 10.5 of Form F-4 (Registration No. 333-11044) of Kappa Beheer B.V.).
2.12
Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of The Bank of New York, as trustee (incorporated by reference to Exhibit 25.1 of Form F-4 (Registration No. 333-11044) of Kappa Beheer B.V.).
2.13
Indenture dated May 18, 2001 between Kappa Beheer B.V., Kappa Packaging B.V. and The Bank of New York, London Branch, as trustee, with respect to €100,000.00 aggregate principal amount of 12 1/2% Senior Subordinated Notes due 2009 (the "12 1/2% Notes").*
2.14	Form of 12 1/2% Note (included as part of Exhibit 2.17).
2.15	Form of Guarantee of 12 1/2% Note (included as part of Exhibit 2.17).

2.16
2001 Shareholder Loan Agreement dated May 17, 2001, between Kappa Holding B.V. as borrower and the CVC Investors and the Cinven Investors (both as defined lenders under the Senior Credit Agreement, and the other party listed therein.**
2.17
Supplemental Indenture dated May 16, 2003 between Kappa Beheer B.V., Kappa Holding B.V. and Kappa Packaging B.V. and The Bank of New York, London Branch, as trustee, with respect to €95,000,000 aggregate principal amount of 10 5/8% Notes due 2009. ***
4.1
Paying, Registrar and Transfer Agency Agreement dated May 18, 2001 between Kappa Beheer B.V., Kappa Packaging B.V., The Bank of New York, London Branch, as trustee, The Bank of New York, London Branch, as registrar, The Bank of New York, London Branch, as transfer agent and The Bank of New York, London Branch as principal paying agent, with respect to the 12 1/2% Notes.*
4.2	Kappa Holding Warrant Agreement dated May 18, 2001 between Kappa Holding B.V., Packaging Investments Limited, as warrant holder, and The Bank of New York, New York Branch, as warrant agent. *
4.3
Amendment and Restatement Agreement dated May 17, 2001 relating to a Supplemental Amended and Restated Intercreditor Agreement dated July 23, 1998 between Kappa Packaging B.V., as borrower and obligor's agent, the Senior Finance Parties and Senior Hedge Counterparties, Barclays Bank PLC, as senior facility agent and security agent and Cinven Limited and CVC Capital Partners B.V., as investor's agents. *
4.4
Amendment and Restatement Deed dated July 23, 1999 relating to an Intercreditor Agreement dated July 23, 1998, as amended on September 3, 1998, between Kappa Holding B.V., Kappa Beheer B.V., Kappa Packaging B.V. and Barclays Bank PLC as senior agent, mezzanine agent and security agent for the lenders under the Senior Credit Agreement, and the other parties listed therein (incorporated by reference to Exhibit 4.11 of Form F-4 (Registration No. 333-11044) of Kappa Beheer B.V.).
4.5	Wood Supply Agreement—Fiber Raw Material, dated May 16, 2001 between Assi Domän Packaging AB, as Purchaser, and Assi Domän Wood Supply AB, as Seller.**
8.1	Subsidiaries of Kappa Holding B.V., Kappa Beheer B.V. and Kappa Packaging B.V. (included as Note 28 to "Item 17. Financial Statement").**
12.1	Certification by the President/Managing Director of Kappa Holding B.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by the Chief Financial Officer/Managing Director of Kappa Holding B.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the President/Managing Director of Kappa Holding B.V., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification by the Chief Financial Officer/Managing Director of Kappa Holding B.V., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*
Incorporated by reference to the Issuer's previously filed Annual Report on Form 20-F dated June 29, 2001.

**
Incorporated by reference to the Issuer's previously filed Annual Report on Form 20-F dated June 28, 2002.

***
Incorporated by reference by the Issuer's previously filed Annual Report on Form 20-F dated August 19, 2003.

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
Date: June 27, 2005

INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF THE KAPPA PACKAGING GROUP AS AT DECEMBER 31, 2004 AND 2003 AND FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

        The consolidated financial statements contain the financial position, results of operations and cash flows for the consolidated entities that include the non-guarantor subsidiaries. For the financial position, results of operations and cash flows of the issuer of the Senior Subordinated Notes and its guarantors refer to Note 28.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kappa Holding B.V.:

        We have audited the accompanying consolidated balance sheets of Kappa Holding B.V. and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, of cash flows and of shareholders' equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Kappa Holding B.V. and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the Netherlands.

        Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

Amsterdam, the Netherlands
June 15, 2005, except for Note 27, as to which the date is June 27, 2005

PricewaterhouseCoopers Accountants N.V.

KAPPA PACKAGING GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2004, 2003 and 2002

(€ in millions)

	Note	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Sales		2,786.2	2,841.7	2,923.8
Net change in work in progress and finished goods		8.6	(10.0)	13.8

Net sales including net change in work in progress and finished goods		2,794.8	2,831.7	2,937.6
Raw material costs		(1,000.6)	(1,003.7)	(1,077.6)
External services		(529.4)	(524.8)	(523.3)
Labor costs	20	(690.8)	(702.6)	(697.9)
Other operating costs	21	(182.4)	(183.3)	(197.8)
Depreciation, amortization and impairment charges	22	(206.6)	(210.3)	(218.5)

Total operating costs and expenses		(2,609.8)	(2,624.7)	(2,715.1)

Operating income		185.0	207.0	222.5
Interest expense, net	23	(175.8)	(187.6)	(192.0)
Interest expense on Shareholders' loans	13	(54.4)	(50.2)	(46.2)

Result before income taxes		(45.2)	(30.8)	(15.7)
Income taxes	24	(33.9)	6.5	5.4
Income from participations		(0.2)	0.4	0.6
Minority interests		(0.1)	(0.1)	(0.2)

Net income/(loss)		(79.4)	(24.0)	(9.9)

The accompanying notes are an integral part of these consolidated financial statements.

KAPPA PACKAGING GROUP

CONSOLIDATED BALANCE SHEETS

As at December 31, 2004 and 2003

(€ in millions)

	Note	December 31, 2004	December 31, 2003
Assets
Cash and cash equivalents	2	244.6	240.7
Accounts receivable		413.6	419.6
Other receivables	4	52.0	52.4
Inventories	5	264.2	249.9

Total current assets		974.4	962.6
Tangible fixed assets	6	1,596.8	1,604.5
Intangible fixed assets	7	827.2	855.3
Other non-current assets	8	59.4	103.3

		3,457.8	3,525.7

Liabilities
Bank overdrafts	12	12.1	0.6
Current portion of term loan facilities	12	153.3	129.3
Current portion of other long-term liabilities	12	6.1	4.2
Other current liabilities	9	572.1	505.2

Total current liabilities		743.6	639.3
Term loan facilities	12	1,007.3	1,163.5
Senior subordinated notes	12	684.6	691.1
Other long-term liabilities	12	13.2	13.9

Total long-term liabilities		1,705.1	1,868.5
Provisions	10	256.9	259.1
Shareholders' loans	13	732.6	678.3
Minority interests	14	1.6	1.4
Commitments and contingencies	16
Shareholders' equity
Share capital	15	0.8	0.8
Additional paid-in capital	15	152.9	152.9
Legal reserve	15	—	—
Retained earnings (accumulated deficit)		(109.0)	(29.6)
Accumulated other comprehensive income		(26.7)	(45.0)

Total Shareholders' equity		18.0	79.1

		3,457.8	3,525.7

The accompanying notes are an integral part of these consolidated financial statements.

KAPPA PACKAGING GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 2004, 2003 and 2002

(€ in millions)

	Year ended, December 31, 2004	Year ended, December 31, 2003	Year ended, December 31, 2002
Cash flows from operating activities:
Net income/(loss)	(79.4)	(24.0)	(9.9)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation of tangible fixed assets	177.2	181.1	187.8
Amortization of intangible fixed assets	29.4	29.2	30.7
Amortization of finance charges	14.3	12.2	11.3
Share in result of participations	0.2	(0.4)	(0.6)
Minority interests	0.1	0.1	0.2
Accretion of Shareholders' loans and senior subordinated notes	63.5	65.7	60.0
Addition to pension provisions	9.6	10.2	8.5
Addition to/(release from) deferred tax liabilities	27.2	(23.3)	(7.9)
Addition to/(release from) restructuring and other provisions	18.7	19.6	6.5
Changes in operating assets and liabilities:
Inventories	(13.4)	19.5	(18.2)
Accounts receivable	10.3	25.3	16.6
Other receivables	4.5	2.3	15.6
Accounts payable	59.3	(6.7)	51.8
Accrued liabilities	1.9	10.2	(31.4)
Paid from restructuring and other provisions	(21.0)	(33.2)	(39.5)
Paid from pension provisions	(9.8)	(8.3)	(8.0)
Insurance proceeds property damage	(6.7)	—	—

Net cash provided by operating activities	285.9	279.5	273.5
Cash flows from investing activities:
Investments, net in tangible fixed assets	(149.1)	(141.4)	(162.1)
Insurance proceeds property damage	6.7	—	—
Investments, net in intangible fixed assets	(1.6)	(2.3)	(2.3)
Investments, net in other non-current assets	—	(0.6)	2.3
Acquisition of Group companies	—	(1.7)	—
Disposal of Group companies	—	—	0.3

Net cash used in investing activities	(144.0)	(146.0)	(161.8)

The accompanying notes are an integral part of these consolidated financial statements.

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Cash flows from financing activities:
Repayment of term loan facilities	(132.2)	(110.2)	(75.5)
Issuance of senior subordinated notes	—	95.0	—
Repayment of senior subordinated notes	—	(100.0)	—
Currency hedge USD senior notes principal	(15.7)	—	—
Short-term borrowings banks drawn/(repaid)	11.6	(1.2)	(18.6)
Other long-term debt repaid	(6.2)	(6.3)	(5.6)

Net cash provided by/(used in) financing activities	(142.5)	(122.7)	(99.7)

Net increase/(decrease) in cash and cash equivalents	(0.6)	10.8	12.0
Cash and cash equivalents beginning of period	240.7	233.6	217.6
Cash from acquisitions	—	0.3	—
Effect of exchange rate changes on cash	4.5	(4.0)	4.0

Cash and cash equivalents end of period	244.6	240.7	233.6

Supplemental cash flow information:
Interest paid	139.0	152.4	165.9
Income taxes paid	11.1	15.6	9.4
Non-cash investing and financing transactions:
Acquisition of assets under capital lease	7.4	2.8	8.8

The accompanying notes are an integral part of these consolidated financial statements.

KAPPA PACKAGING GROUP

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended December 31, 2004, 2003 and 2002

(€ in thousands)

	Share capital	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income/(loss)	Total	Comprehensive income/(loss)
Balance at December 31, 2001	823	152,901	4,307	—	(14,341)	143,690
Net result for the period	—	—	—	(9,945)	—	(9,945)	(9,945)
Translation adjustment	—	—	—	—	(9,713)	(9,713)	(9,713)
Transfers	—	—	(4,300)	4,300	—	—	—

Total comprehensive loss							(19,658)

Balance at December 31, 2002	823	152,901	7	(5,645)	(24,054)	124,032
Net result for the period	—	—	—	(23,956)	—	(23,956)	(23,956)
Translation adjustment	—	—	—	—	(20,958)	(20,958)	(20,958)

Total comprehensive loss							(44,914)

Balance at December 31, 2003	823	152,901	7	(29,601)	(45,012)	79,118
Net result for the period	—	—	—	(79,410)	—	(79,410)	(79,410)
Translation adjustment	—	—	—	—	18,293	18,293	18,293

Total comprehensive loss							(61,117)

Balance at December 31, 2004	823	152,901	7	(109,011)	(26,719)	18,001

The accompanying notes are an integral part of these consolidated financial statements.

KAPPA PACKAGING GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Basis of presentation

Business

        Kappa Holding B.V. (the "Company") and its subsidiaries in which it owns, directly or indirectly, a controlling interest ("the Kappa Packaging Group" or "the Group"), is headquartered in the Netherlands and is engaged in the manufacturing and marketing of containerboard, solid board, corrugated packaging and solid board packaging across a wide range of product lines to a broad base of customers. The Group effectively commenced trading under the name 'Kappa Packaging' as per June 1, 1998.

        The Group has manufacturing facilities and sales offices in Belgium, Czech Republic, Denmark, Finland, France, Germany, Hungary, Italy, Lithuania, the Netherlands, Norway, Poland, Russia, Singapore, Slovakia, South Africa, Spain, Sweden, Switzerland, United Kingdom and the United States of America. Substantially all of the Group's sales are realized in Europe. See Note 31 for a summary of subsidiaries.

2.     Summary of significant accounting policies

Basis of preparation

        The accompanying consolidated financial statements are presented in euro and have been prepared in accordance with accounting principles generally accepted in the Netherlands ('Dutch GAAP') on historical cost basis.

        These consolidated financial statements differ in certain respects from the consolidated financial statements and disclosures included in the Kappa Packaging Group Annual Report 2004 furnished to Kappa Packaging Group's shareholders. Among other things, the parent company (Kappa Holding B.V.) balance sheet and income statement and related disclosures are not included in these consolidated financial statements. In addition, additional footnote disclosures have been added in order for these consolidated financial statements to comply with the reporting and disclosure requirements of the US Securities and Exchange Commission.

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

        Intercompany balances, transactions and unrealized profits have been eliminated.

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

        Translation differences arising from long-term loans to group companies are also recorded directly in accumulated comprehensive income.

        The following translation rates against the euro have been used (main currencies only):

Currency per €	December 31, 2004	Average 2004	December 31, 2003	Average 2003	December 31, 2002	Average 2002
SEK	9.0050	9.1462	9.0744	9.1628	9.1408	9.1813
GBP	0.7095	0.6782	0.7048	0.6794	0.6515	0.6191
USD	1.3600	1.2345	1.2580	1.0963	1.0438	0.9002
CZK	30.4200	32.3849	32.3000	31.6792	31.5956	31.2199
SKK	38.6548	40.4704	41.4000	41.5586	41.3223	42.6061

Cash and cash equivalents

        The Group considers all highly liquid instruments with maturity of three months or less to be cash and cash equivalents. At December 31, 2004, as well as at December 31, 2003, all cash and cash equivalents of the Group represents cash held with financial institutions and is freely available to the Company. Cash and cash equivalents included a deposit in an escrow-account of €5.0 million as at December 31, 2002, which became available to the Group on April 1, 2003. Bank overdrafts are classified under current liabilities.

Accounts receivable

        Accounts receivable are stated at face value, less an allowance for bad debts of €19.3 million and €22.2 million at December 31, 2004 and 2003 respectively. Bad debt expense during the years ended December 31, 2004, 2003 and 2002 were €3.1 million, €6.8 million and €6.7 million respectively.

Inventories

        Inventories are stated at the lower of cost and net realizable value with cost being determined by the first-in first-out ('FIFO') method. Finished goods inventory and work in progress consists of the cost of raw materials and consumables, labor costs, depreciation, other direct costs and related production overhead. Inventories are reduced by a provision for obsolescence to reflect diminution in value of €12.9 million and €12.8 million at December 31, 2004 and 2003 respectively. Obsolescence expense during the years ended December 31, 2004, 2003 and 2002 were €0.1 million, €2.8 million and €2.9 million respectively.

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

Intangible fixed assets

        Goodwill is recognized on acquisitions and accounted for, using the purchase method, as the excess of the purchase price over the fair value of the net assets acquired. Goodwill is capitalized and amortized on a straight-line basis over its estimated useful life of 40 years. The assessment of 40 years is based upon the consideration that a permanent advantage is realized mainly because of high entry-barriers to the market.

        Software development costs associated with identified and unique products, which are controlled by the Group and have future economic benefits extending beyond one year, are recognized as an intangible fixed asset. These costs are amortized using the straight-line method over their useful lives, not exceeding a period of three years.

        Other intangible fixed assets mainly relate to consultancy projects, which will provide a future benefit to the Group. These costs are amortized using the straight-line method over their estimated useful lives, not exceeding a period of five years.

Impairment of long-lived assets

        The carrying values of long-lived assets are reviewed at each balance sheet date, to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated, being the higher of the asset's net selling price and its value in use. The value in use is based on the total of the discounted cash flows to be derived from that asset. An impairment loss is recognized when the carrying value of an asset exceeds the recoverable amount.

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

Other non-current assets

        Associated companies, being those companies in which significant influence, but not control, is exercised over the business and financial policies, are valued to reflect the Group's share in such companies' equity, determined in accordance with the Group's accounting principles. Other participations, being those companies in which no significant influence is exercised, are valued at the lower of cost and net realizable value.

        Other non-current assets include participations, receivables with financing characteristics due from participations, deferred tax assets and capitalized financing costs. The capitalized financing costs are stated at cost and are amortized over the term of the related debt.

Derivative financial instruments

        The estimated fair value of derivative financial instruments is determined using quoted market prices, or market pricing models. Gains and losses on derivative financial instruments that meet the criteria for hedge accounting, including those on terminated contracts, are deferred and included in income in the same period that the hedged transaction is realized. Realized gains and losses and unrealized losses on instruments not meeting the criteria for hedge accounting treatment are included in income. Any differences between amounts paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the interest rate on the hedged obligation. In the event that the hedged transaction terminates, the deferred gains or losses on the associated derivative will be recorded in the income statement. Any premiums paid are recorded as an asset and amortized over the life of the derivative financial instrument.

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

        Deferred taxes are stated at nominal value and are determined using the local tax rates prevailing on the balance sheet date or future applicable rates insofar as already decreed by law. Within tax groups, where the exercise periods permit, deferred tax assets and liabilities are netted. Net deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which unused tax losses can be utilized and are presented in the balance sheet under 'financial fixed assets'. Net deferred tax liabilities are presented under 'provisions'.

Restructuring provisions and other provisions

        Restructuring provisions and other provisions are recognized when the Group has a legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Restructuring and other provisions are valued at nominal value.

        Other provisions include environmental provisions, maintenance provisions, provisions for claims, disputes and legal proceedings and provisions for onerous lease contracts.

Revenue recognition

        Net sales represent the invoiced value of deliveries and services to third parties, less discounts, commissions and sales tax. Sales are recognized when the risk and rewards of ownership of the product are transferred to the customer.

        Costs of sales are matched with the related sales.

        Other income and expenses are recorded in the period in which they originate.

Shipping and handling costs

        Shipping and handling costs are expensed as incurred. The amounts charged to expense as part of external services during the years ended December 31, 2004, 2003 and 2002 were €254.6 million, €242.3 million and €240.3 million respectively.

Advertising costs

        Advertising and promotional costs are expensed as incurred. The amounts charged to expense as part of other operating costs during the years ended December 31, 2004, 2003 and 2002 were €8.3 million, €7.5 million and €9.0 million respectively.

Research and development

        Costs for research and development activities are expensed as incurred, except for software development costs. The amounts charged to operating expenses during the years ended December 31, 2004, 2003 and 2002 were €4.2 million, €4.4 million and €5.3 million respectively.

Environmental expenditures

        Environmental expenditures resulting from the remediation of an existing condition caused by past operations, and which do not contribute to current or future revenues, are expensed as incurred. The Group provides for environmental expenditures, based on management decisions and current interpretations of environmental laws and regulations, when it is probable that a legal or constructive obligation has arisen and the amount of such liability can be reasonably estimated. Provisions are not discounted or reduced for potential recoveries from third parties.

Income from participations

        Income from participations include the Group's proportionate share in the results of joint ventures and companies deemed to be associated companies together with dividends received from other participations.

Income taxes

        The amount of income tax included in the statements of income is based upon income before tax in accordance with the prevailing local regulations and tax rates, taking into account timing differences and permanent differences between income for reporting purposes and for fiscal purposes. Deferred tax assets and liabilities arising from temporary differences between the value of assets and liabilities for reporting and fiscal purposes are calculated with current income tax rates. Deferred tax assets are also recognized on tax loss carry forwards.

        Valuation allowances are established on deferred tax assets when management estimates that it is more likely than not that the implicit benefit will not be realized.

Cash flow statement

        The cash flow statement has been prepared applying the indirect method. The cash and cash equivalents in the cash flow statement comprise the balance sheet item cash and cash equivalents. Cash flows in foreign currencies have been translated at average exchange rates. Exchange differences affecting cash items are shown separately. Income and expenses in respect of interest and taxation on profits are included in the net cash flow from operating activities. The cash flow statement is prepared in compliance with Dutch GAAP.

3.     Acquisitions

        In 2003, the Group acquired a small Norwegian corrugated board manufacturer 'Grenland Papp AS' and increased its interest in Orko-Pak B.V., a small corrugated converting plant in the Netherlands, from 50% to 100% for €1.7 million in total, including acquisition expenses, of which the amount allocated to goodwill was €0.8 million.

4.     Other receivables (€ in millions)

	December 31, 2004	December 31, 2003
	(€ in millions)
Prepayments and accrued income	14.3	16.6
Corporate income tax	7.5	3.8
Other taxation and social security	18.0	18.5
Other	12.2	13.5

	52.0	52.4

5.     Inventories (€ in millions)

	December 31, 2004	December 31, 2003
	(€ in millions)
Raw materials	99.7	94.3
Work in progress	17.4	16.4
Finished goods	143.5	136.9
Prepayments on inventories	3.6	2.3

	264.2	249.9

See Note 29 for the related inventory obsolescence reserve.

6.     Tangible fixed assets

	Land	Buildings	Plant, equipment and other	Total
	(€ in millions)
At December 31, 2002:
Cost	157.0	492.6	1,515.6	2,165.2
Accumulated depreciation	(1.5)	(82.8)	(426.2)	(510.5)

Net book value at December 31, 2002	155.5	409.8	1,089.4	1,654.7
Changes in net book value:
Acquisitions	—	0.1	1.3	1.4
Net investment	2.7	9.8	128.9	141.4
Financial leases	—	—	2.8	2.8
Put into use	—	9.1	(9.1)	—
Depreciation	(0.2)	(32.6)	(148.3)	(181.1)
Translation	(1.1)	(5.7)	(7.9)	(14.7)

Net changes	1.4	(19.3)	(32.3)	(50.2)
At December 31, 2003:
Cost	158.7	502.1	1,601.8	2,262.6
Accumulated depreciation	(1.8)	(111.6)	(544.7)	(658.1)

Net book value at December 31, 2003	156.9	390.5	1,057.1	1,604.5
Changes in net book value:
Net investment	1.5	6.5	141.1	149.1
Financial leases	—	—	7.4	7.4
Put into use	—	14.9	(14.9)	—
Depreciation	(1.8)	(29.6)	(145.8)	(177.2)
Translation	(0.5)	4.1	9.4	13.0

Net changes	(0.8)	(4.1)	(2.8)	(7.7)
At December 31, 2004:
Cost	160.3	523.5	1,684.0	2,367.8
Accumulated depreciation	(4.2)	(137.1)	(629.7)	(771.0)

Net book value at December 31, 2004	156.1	386.4	1,054.3	1,596.8

        The book value of tangible fixed assets held under finance lease amounts to €14.5 million as at December 31, 2004 (2003: €9.8 million).

7.     Intangible fixed assets

	Goodwill	Software development costs	Other	Total
	(€ in millions)
At December 31, 2001:
Cost	983.4	7.6	7.6	998.6
Accumulated amortization	(70.2)	—	(3.6)	(73.8)

Net book value at December 31, 2001	913.2	7.6	4.0	924.8
Changes in net book value:
Additions	—	2.1	0.2	2.3
Fair value adjustments	(13.5)	—	—	(13.5)
Amortization	(24.7)	(3.3)	(2.7)	(30.7)
Translation differences	(0.8)	—	—	(0.8)

Net changes	(39.0)	(1.2)	(2.5)	(42.7)
At December 31, 2002:
Cost	969.1	9.7	2.4	981.2
Accumulated amortization	(94.9)	(3.3)	(0.9)	(99.1)

Net book value at December 31, 2002	874.2	6.4	1.5	882.1
Changes in net book value:
Additions	1.1	1.9	0.4	3.4
Disposals	—	—	(0.3)	(0.3)
Amortization	(24.7)	(4.0)	(0.5)	(29.2)
Translation differences	(0.7)	—	—	(0.7)

Net changes	(24.3)	(2.1)	(0.4)	(26.8)
At December 31, 2003:
Cost	969.5	11.5	2.4	983.4
Accumulated amortization	(119.6)	(7.2)	(1.3)	(128.1)

Net book value at December 31, 2003	849.9	4.3	1.1	855.3
Changes in net book value:
Additions	—	1.4	0.2	1.6
Disposals	—	—	—	—
Amortization	(24.7)	(4.3)	(0.4)	(29.4)
Translation differences	(0.3)	—	—	(0.3)

Net changes	(25.0)	(2.9)	(0.2)	(28.1)
At December 31, 2004:
Cost	969.1	12.9	2.6	984.6
Accumulated amortization	(144.2)	(11.5)	(1.7)	(157.4)

Net book value at December 31, 2004	824.9	1.4	0.9	827.2

        The goodwill movements per reportable segment can be specified as follows:

	Total	Paper & Board	Packaging
	(€ in millions)
Balance at December 31, 2002	874.2	747.3	126.9
Acquisitions	1.1	0.3	0.8
Amortization	(24.7)	(21.1)	(3.6)
Translation	(0.7)	(0.7)	—

Balance at December 31, 2003	849.9	725.8	124.1
Amortization	(24.7)	(21.1)	(3.6)
Translation	(0.3)	(0.3)	—

Balance at December 31, 2004	824.9	704.4	120.5

        Goodwill is amortized on a straight-line basis over the estimated useful life of 40 years. Goodwill amortization charges on an annual basis will be approximately €25 million for the coming five years.

8.     Other non-current assets

	Financing Costs	Participations	Receivables from participations	Deferred tax assets	Other receivables	Total
	(€ in millions)
At December 31, 2002:
Cost	98.1	3.3	0.1	12.0	7.7	121.2
Accumulated amortization	(27.6)	—	—	—	—	(27.6)

Net book value at December 31, 2002	70.5	3.3	0.1	12.0	7.7	93.6
Changes in net book value:
Additions (cash)	0.8	0.2	—	—	1.1	2.1
Additions (against result)	—	—	—	21.0	—	21.0
New consolidation	—	(0.1)	—	—	—	(0.1)
Disposals	—	—	—	—	—	—
Redemptions	—	—	(0.1)	—	(0.2)	(0.3)
Share of results	—	0.3	—	—	—	0.3
Dividend received	—	(0.1)	—	—	—	(0.1)
Amortization	(12.2)	—	—	—	—	(12.2)
Transfers	—	—	—	—	(1.0)	(1.0)
Translation differences	—	—	—	—	—	—

Net changes	(11.4)	0.3	(0.1)	21.0	(0.1)	9.7
At December 31, 2003:
Cost	98.9	3.6	—	33.0	7.6	143.1
Accumulated amortization	(39.8)	—	—	—	—	(39.8)

Net book value at December 31, 2003	59.1	3.6	—	33.0	7.6	103.3
Changes in net book value:
Additions (cash)	0.8	0.2	—	—	0.3	1.3
Write-offs (against result)	—	—	—	(29.4)	—	(29.4)
Disposals	—	(0.1)	—	—	—	(0.1)
Redemptions	—	—	—	—	(0.2)	(0.2)
Share of results	—	(0.3)	—	—	—	(0.3)
Dividend received	—	(0.1)	—	—	—	(0.1)
Amortization	(14.3)	—	—	—	—	(14.3)
Transfers	—	—	—	—	(0.8)	(0.8)
Translation differences	—	—	—	—	—	—

Net changes	(13.5)	(0.3)	—	(29.4)	(0.7)	(43.9)
At December 31, 2004:
Cost	99.7	3.3	—	3.6	6.9	113.5
Accumulated amortization	(54.1)	—	—	—	—	(54.1)

Net book value at December 31, 2004	45.6	3.3	—	3.6	6.9	59.4

        Capitalized financing costs mainly include financing expenses relating to the issuance of the Senior Subordinated Notes in 1999 and 2003 and Senior Credit Facilities in 2001 as detailed in Note 12.

        Participations and receivables from participations represent investments in and loans to affiliated companies of which the Group owns a 20%—50% interest and are accounted for under the equity method.

        Deferred tax assets are further detailed in Note 11.

9.     Other current liabilities

	December 31, 2004	December 31, 2003
	(€ in millions)
Accounts payable	342.0	279.7
Social charges and taxes payable	36.3	36.2
Other liabilities	6.0	5.3
Accrued labor costs	65.4	67.5
Accrued interest expenses	42.9	32.9
Accrued external services	27.6	30.0
Other accrued expenses	51.9	53.6

	572.1	505.2

        Other accrued expenses mainly include accrued sales bonuses, fees and invoices to be received related to goods received.

        The amount of income tax included in social charges and taxes payable is €4.9 million as at December 31, 2004 (2003: €5.6 million).

10.   Provisions

	December 31, 2004	December 31, 2003
	(€ in millions)
Accrued pensions	114.9	115.1
Deferred tax liabilities	104.4	105.2
Restructuring and other provisions	37.6	38.8

	256.9	259.1

        The movements in provisions are as follows:

	Pensions	Deferred taxation	Restructuring	Other	Total
	(€ in millions)
At December 31, 2001	112.5	118.3	59.7	28.4	318.9
Acquisitions	—	(10.0)	0.4	(2.6)	(12.2)
Withdrawals	(8.0)	—	(38.7)	(0.8)	(47.5)
Additions charged to result:
—operating result	4.2	—	11.3	(4.9)	10.6
—net financial items	4.2	—	—	—	4.2
—income tax	—	(1.5)	—	—	(1.5)
Transfers to working capital	—	—	—	(0.8)	(0.8)
Translation differences	0.1	0.5	—	—	0.6

At December 31, 2002	113.0	107.3	32.7	19.3	272.3
Fair value adjustments acquisitions	0.2	—	—	—	0.2
Withdrawals	(8.3)	—	(29.2)	(4.0)	(41.5)
Additions charged to result:
—operating result	4.5	—	25.0	(5.3)	24.2
—net financial items	5.6	—	—	—	5.6
—income tax	—	(2.3)	—	—	(2.3)
Transfers from working capital	—	—	—	0.5	0.5
Translation differences	0.1	0.2	(0.1)	(0.1)	0.1

At December 31, 2003	115.1	105.2	28.4	10.4	259.1
Withdrawals	(9.8)	—	(18.9)	(2.1)	(30.8)
Additions charged to result:
—operating result	4.3	—	15.7	3.0	23.0
—net financial items	5.3	—	—	—	5.3
—income tax	—	(1.4)	—	—	(1.4)
Transfers from working capital	—	—	—	1.1	1.1
Translation differences	—	0.6	0.1	(0.1)	0.6

At December 31, 2004	114.9	104.4	25.3	12.3	256.9

        Deferred taxes are detailed in Note 11 hereafter.

        Details of the restructuring and other provisions are set out below:

	December 31, 2004	December 31, 2003
	(€ in millions)
Restructuring provisions	25.3	28.4
Other provisions:
—Environmental	5.8	5.0
—Other	6.5	5.4

	37.6	38.8

        Payments from restructuring and other provisions for the year ended December 31, 2004 were €21.0 million (2003: €33.2 million). Payments in 2004 mainly related to the close down of our containerboard production plant in France in the second quarter of 2003 (Kappa Mennecy Paper) and staff reduction programs at various plants throughout the Group.

        In 2004, €15.7 million was added to the restructuring provisions against operating result mainly as a result of the decision in the fourth quarter of 2004 to close down our French corrugated packaging plant Kappa Central Pac in Melun (€7.4 million), additional costs for the closure of Kappa Mennecy Paper (€1.4 million) and additional lay-offs of employees at various sites.

        Included in the restructuring and other provisions is €22.9 million and €26.0 million, which represents the current portion at December 31, 2004 and 2003, respectively.

Restructuring

        The restructuring provisions mainly relate to provisions for reductions in number of staff.

Environmental

        The Group experienced certain environmental costs, which will remediate pursuant to constructive obligations.

Other

        Other provisions mainly relate to legal matters (2004: €2.3 million and 2003: €2.5 million), onerous (lease) contracts (2004: €2.0 million and 2003: €0.7 million) and maintenance costs of gas turbines(2004: €2.2 million and 2003: €2.2 million). The latter costs are incurred about once every three years.

11.   Deferred taxes

        Significant components of the Group's deferred tax assets and liabilities are as follows:

	(€ in millions)
	December 31, 2004	December 31, 2003
Deferred tax assets
Operating losses carried forward	151.2	142.5
Less: valuation allowances	(92.3)	(47.0)

Net operating losses carried forward	58.9	95.5
Other temporary differences	38.0	43.3

Total deferred tax assets	96.9	138.8
Deferred tax liabilities
Tangible fixed assets Goodwill	(166.3)	(157.5)
	(18.3)	(21.1)
Other temporary differences	(13.1)	(32.4)

Total deferred tax liabilities	(197.7)	(211.0)

Net balance deferred taxes	(100.8)	(72.2)

        The net deferred tax position is presented as follows (based on individual positions of each of the various tax groups within the Group):

	December 31, 2004	December 31, 2003
	(€ in millions)
Financial fixed assets	3.6	33.0
Provisions	(104.4)	(105.2)

Net balance deferred taxes	(100.8)	(72.2)

        Valuation allowances have been recognized against carry forward losses of certain fiscal unities, after being offset by timing differences since it is uncertain whether these carry forward losses can be utilized. The valuation allowances increased from €47.0 million as at December 31, 2003 to €92.3 million as at December 31, 2004 (as the net result of a €45.7 million addition against the profit and loss account and disposals of €0.4 million) mainly because a valuation allowance of €40.3 million was made against the carry forward losses of the Dutch fiscal unity, due to uncertainties about future compensation. Future compensation of the tax carry forward losses of the Dutch fiscal unity, which have an indefinite lifetime, will be dependent from a future change in the Company's financing structure as a result of which taxable income would therefore become positive.

        The Group has carry forward losses as at December 31, 2004 of €550 million (2003: €488 million).

        Expiration is as follows:

	December 31, 2004	December 31, 2003
	(€ in millions)
Limited:
—2005	2	1
—2006—2010	32	43
—Beyond 2010	10	11
Unlimited	506	433

	550	488

12.   Borrowings and Debt

	December 31, 2004	December 31, 2003
	(€ in millions)
Short-term:
Bank overdrafts	12.1	0.6
Long-term:
Term loan facilities:
Term A	416.8	547.2
Term B	371.8	372.8
Term C	372.0	372.8
Senior subordinated notes	684.6	691.1
Other	8.9	9.2

Total long-term loans	1,854.1	1,993.1
Other long-term liabilities	10.4	8.9

Total long-term liabilities	1,864.5	2,002.0
Current portion of long-term liabilities	(159.4)	(133.5)

Total long-term liabilities (excluding current portion)	1,705.1	1,868.5

Senior Credit Facilities

Senior Credit Facilities (2001)

        The Kappa Packaging Group has senior credit facilities of €1,755.0 million (now €1,542.8 million after partial repayments). These facilities include €1,505.0 million of term loan facilities, as well as a revolving credit facility, which provides up to an aggregate of €250.0 million.

        All material fixed assets, accounts receivable, inventories and cash and cash equivalents of the Group are pledged as security on the senior credit facilities. Assets acquired in the future may be required to be included as additional security on the facilities. The senior credit facility agreement imposes limitations on some financing and investing activities of the Group and requires adherence to the following financial covenants: interest cover ratios of earnings before interest, income tax, depreciation and amortization ("EBITDA") to senior debt net interest and total net cash interest; total fixed charge ratios of cash flow to senior debt service and total debt service; a leverage ratio of net borrowings to EBITDA and annual capital expenditures. At December 31, 2004, the Company was in compliance with all financial covenants.

Term loan facilities ('Senior Debt')

        The Group is required to repay the remaining debt of €1,160.6 million as at December 31, 2004 under the term loan facilities based on the specific repayment terms for each Term. Term A of originally €755.0 million is repayable in escalating semi-annual installments from the years 2001 to 2007. The outstanding balance of Term A as at December 31, 2004 amounts to €416.8 million. The outstanding balance of Term B as at December 31, 2004 amounts to €371.8 million and the outstanding balance of Term C as at December 31, 2004 amounts to €372.0 million, are repayable in full on June 30, 2008 and on June 30, 2009 respectively. Prepayments of the facilities are possible, and in certain cases prepayments of the loans will be required. In 2004, additional mandatory prepayments from excess cash flow had to be made of €3.3 million.

        The applicable interest rates are EURIBOR plus a maximum interest rate spread of 225 basis points on Term A, 275 basis points on Term B and 350 basis points on Term C. Based on an interest cover ratio, the spread on Term A may be adjusted downwards. The weighted average interest rate for the term loan facilities was 6.4% at December 31, 2004 (2003: 6.8%; 2002: 6.6%). The interest charge for the year ended December 31, 2004 was €83.2 million (2003: €92.5 million; 2002: €104.1 million).

Revolving credit facility and bank overdrafts

        This credit facility is available for general corporate purposes such as letters of credit, short-term cash advances and ancillary facilities. The letter of credit fee assessed on issued letters of credit under the revolving credit facility is 2.125% at December 31, 2004, the interest rate on the short-term cash advances is EURIBOR plus 2.125% and in general no fees are payable on the ancillary facilities.

        The total actual amount drawn under the revolving credit facility amounts to €37.5 million (2003: €26.8 million) of which €27.5 million (2003: €16.9 million) for bank credit facilities and €10.0 million (2003: €9.9 million) for a payment guarantee towards a pension fund. Under these bank credit facilities, bank guarantees were issued to third parties of €11.6 million (2003: €7.2 million). The remaining part of these bank credit facilities of €15.9 million (2003: €9.7 million) is available for short-term borrowings, foreign currency hedging activities and/or additional bank guarantees.

        The interest charge on short-term borrowings under bank overdraft facilities for the year ended December 31, 2004 was €0.2 million (2003: €0.5 million).

Senior Credit Facilities (2005)

        As existing senior credit facilities are maturing in the coming years, the Company started discussions in early 2005 about refinancing possibilities. As a result, the Company secured a committed refinancing package to replace the senior credit facilities by new facilities of €1,440.0 million in total. The terms and conditions of the new facilities are basically the same as the terms and conditions of the existing senior credit facilities. The repayment schedule of the new facilities has been extended into the future.

Senior Subordinated Notes

Senior Subordinated Notes (1999)

        The Group issued senior subordinated notes on July 23, 1999 in three terms, all maturing on July 15, 2009. The interest rates are 10 5/8% for the euro (€370.0 million) and US dollar-denominated senior subordinated notes (€90.3 million) and 12 1/2% for the euro-denominated senior subordinated discount notes (€135.8 million). These senior subordinated notes were issued at €544.4 million and for the accumulated period ended December 31, 2004 a principal of €65.7 million was added to the discount notes.

        Interest on the senior subordinated notes is payable semi-annually on January 15 and July 15. On the senior subordinated discount notes, non-cash interest accrued until July 15, 2004. As from this date, interest is payable semi-annually.

        The interest charge on the senior subordinated notes for the year ended December 31, 2004 was €65.9 million (2003: €61.7 million; 2002: €62.8 million).

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

Senior Subordinated Notes (2003)

        In May 2003, the Kappa Packaging Group issued senior subordinated notes of €95.0 million of which the proceeds were used to redeem the Euro-denominated mezzanine notes of €100.0 million issued in 2001. The warrants issued together with the mezzanine notes were cancelled.

        The premium received upon the issuance of the new senior subordinated notes of €5.7 million has been accrued as part of the accrued interest expenses, and will be released to the profit and loss account over the term of the notes; the balance at year-end amounts to €4.2 million.

        The Euro-denominated senior subordinated notes issued in 2003 of €95.0 million mature on July 15, 2009. The interest rate is 10 5/8% per year, payable semi-annually.

        The interest charge on the senior subordinated notes issued in 2003 for the period ended December 31, 2004 was €10.1 million (2003: €4.7 million).

        Redemption can take place for all or part of the notes at any time since July 15, 2004. If the Group sells certain assets or is subject to specific kinds of changes of control, the Company can be, unless certain conditions are met, required to redeem the notes.

        The notes are senior subordinated unsecured indebtedness. The notes rank effectively subordinated to the Group's senior and other indebtedness and rank senior to the Company's Shareholders' loans.

Scheduled Maturities

        Scheduled maturities of long-term liabilities for the next five years are as follows:

(€ in millions)
2005	159.4
2006	174.5
2007	95.5
2008	373.7
2009	1,060.6
2010 and thereafter	0.8

Total	1,864.5

13.   Shareholders' loans

        In 1998, the Company entered into loans in the amount of €199.7 million due to the CVC entities and Cinven entities. Non-cash interest at a rate of 9% is and will be accrued on the loan amount until maturity of the loan on December 31, 2010.

        During 2001, new loans were entered into in the amount of €299.4 million with CVC, Cinven and Stichting Senior Management Kappa with an interest rate of 7%. Non-cash interest is and will be accrued on the loan amount until maturity of the loan on May 17, 2012, unless agreed upon otherwise.

        Interest expense for the year ended December 31, 2004, 2003 and 2002 was €54.4 million, €50.2 and €46.2 million respectively.

        The Shareholders' loans and interest accrued thereon are subordinated to the Senior Debt and senior subordinated notes (reference is made to Note 12).

	Total book value	Accrued interest	Contract value
	(€ in millions)
9% Shareholders' loans	348.1	148.4	199.7
7% Shareholders' loans	384.5	85.1	299.4

	732.6	233.5	499.1

14.   Minority interests

        Minority interests mainly relate to the shares not owned by Kappa Packaging in Kappa Stúrovo a.s., Slovakia (1.5%).

15.   Shareholders' equity

        The authorized capital of €1.5 million is divided into:

Number of shares	Shares	Nominal value each
1,500,000	Ordinary shares A	€0.45
100,000	Ordinary shares B	€0.11
660,000	Ordinary shares C	€0.45
40,000	Ordinary shares D	€0.11
100,000	Ordinary shares E	€0.45
875,000	Cumulative preference shares A	€0.45
100,000	Cumulative preference shares B	€0.45

        During 2004, no shares were issued. As at December 31, 2004, the total number of shares issued and paid-in is 1,907,659, which can be specified as follows:

Number of Ordinary Shares	Total	Ordinary A	Ordinary B	Ordinary C	Ordinary D
As at December 31, 2004	1,580,159	910,600	89,400	565,346	14,813
At a nominal value each of €		0.45	0.11	0.45	0.11
Total nominal value (in €)	675,639	409,770	9,834	254,406	1,629
Number of Preference Shares	Total	Preference A	Preference B
As at December 31, 2004	327,500	321,250	6,250
At a nominal value each of €		0.45	0.45
Total nominal value (in €)	147,375	144,562	2,813

        The ordinary and preference shares of the Company are mainly beneficially owned by funds advised or managed by Cinven and CVC and the foundation Stichting Senior Management Kappa.

        The Supervisory Board and the Management Board hold interest in a total of 35,986 Ordinary Shares A, 1,803 Preference Shares B and 15,631 Ordinary Shares C of the Company. These shares are held through Stichting Senior Management Kappa or through funds advised or managed by Cinven or CVC.

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

        No dividends have been issued to date; however, the dividends have accumulated. As at December 31, 2004, the accumulated dividend claim of the holders' of the cumulative preference A and B shares amounts to €67.8 million (2003: €55.5 million).

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

        When positive retained earnings are realized, a legal reserve has to be set up related to capitalized software development costs in the amount of €1.4 million as per the position at December 31, 2004 (2003: €4.2 million).

16.   Commitments and contingencies

Lease commitments

        The Group leases certain plant facilities and equipment under non-cancelable financial and operating leases. Future minimum lease payments under all non-cancelable financial and operating leases at December 31, 2004 are as follows:

	Operational lease	Financial lease
	(€ in millions)
2005	19.4	4.3
2006	15.2	3.1
2007	12.2	0.7
2008	10.3	0.3
2009	8.6	0.2
2010 and thereafter	27.6	0.2

Total	93.3	8.8

        Lease expenses for non-cancelable leases and other operating leases charged to the income statement during the periods ended December 31, 2004, December 31, 2003 and December 31, 2002 were €37.7 million, €38.5 million and €34.5 million respectively.

Purchase commitments

        Purchase, repurchase and other commitments at December 31, 2004 are as follows:

(€ in millions)
Within 1 year	2.8
After 1 year but within 5 years	1.4
After 5 years	2.6

Total	6.8

Capital expenditure commitments

        The Group has commitments to acquire plant and machinery amounting to €41.4 million at December 31, 2004 (2003: €12.3 million).

Guarantees

        Under the revolving credit facility, the Group has bank guarantees issued to third parties (rental guarantees, credit guarantees, social security taxes) for a total amount of €11.6 million at December 31, 2004 (2003: €7.2 million).

Contingent assets

        In August 2004, our corrugated packaging plant Kappa Iberoamericana Almeria in Spain was fully destroyed by fire. The plant is currently being rebuilt, which is expected to be finalized in September 2005. In the fourth quarter of 2004, an advance payment of € 10.0 million (net) in cash was received from the insurance company for business interruption and property damage. The remaining insurance proceeds of approximately € 19 million are expected to be received in cash before the end of the second quarter of 2005.

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

18.   Financial instruments

	December 31, 2004			December 31, 2003
	Contract volume	Carrying value	Fair value	Contract volume	Carrying value	Fair value
	(€ in millions)
Long-term debt:
Variable rate debt:
Term Loan Facilities (Tranche A, B and C)	—	1,160.6	1,160.6	—	1,292.8	1,292.8
Fixed rate debt:
Shareholders' loans	—	732.7	884.5	—	678.3	744.1
Senior Subordinated Notes issued 1999	—	589.6	626.5	—	596.1	631.6
Senior Subordinated Notes issued 2003	—	95.0	100.8	—	95.0	101.9
Derivative contracts:
Interest derivates:
Interest rate swap	1,085.0	—	(22.0)	1,145.0	—	(18.3)
Currency contracts sales:
Receive CHF, pay €	0.5	—	—	0.7	—	—
Receive CZK, pay €	2.7	—	—	—	—	—
Receive NOK, pay €	—	—	—	1.5	—	—
Receive SEK, pay €	163.4	—	(0.6)	110.6	—	(0.6)
Receive SKK, pay €	—	—	—	20.6	—	(0.1)
Receive US$, pay €	2.3	—	(0.1)	7.7	—	(0.2)
Receive GBP, pay €	1.6	—	—	1.1	—	—
Pay CZK, receive €	1.5	—	—	—	—	—
Pay GBP, receive €	8.6	—	0.1	13.1	—	0.1
Pay NOK, receive €	6.6	—	—	8.3	—	0.2
Pay PLN, receive €	0.2	—	—	—	—	—
Pay SEK, receive €	12.8	—	—	—	—	—
Pay SGD, receive €	0.1	—	—	—	—	—
Pay US$, receive €	28.4	—	0.4	20.2	—	1.0
Pay CHF, receive €	—	—	—	0.6	—	—
Pay ZAR, receive €	2.9	—	—	1.8	—	0.1
Pay SKK, receive €	0.6	—	—	1.7	—	—
Pay CZK, receive CHF	2.2	—	(0.1)	—	—	—
Pay SEK, receive US$	0.4	—	(0.1)	—	—	—
Receive SEK, pay DKK	2.1	—	—	3.4	—	—
Receive SEK, pay GBP	5.5	—	0.1	8.8	—	—
Receive SEK, pay NOK	0.3	—	—	—	—	—
Receive SEK, pay US$	2.1	—	0.1	2.3	—	0.1
Cross currency swap USD senior notes:
Pay €, receive US$	74.6	—	(1.1)	—	—	—
Currency forward contracts USD senior notes:
Pay €, receive US$	—	—	—	90.3	—	(10.8)
Currency options:
Capitalized option premium on currency options	—	—	—	—	0.4	—
Currency coupon swap:
Pay €, receive US$	—	—	—	9.7	—	(1.2)

Fair values

        Fair values of cash equivalents, short-term debt, and other short-term financial instruments approximate cost. The fair value of fixed rate long-term debt is based on interest rates that are currently available to the Group for issues of debt with similar terms and remaining maturities. The fair values of the Shareholders' loans have been determined by means of the discounted cash flow method. The interest rate used is based on actual interest rates at year-end 2004 and 2003, including a risk mark-up determined at the date of issuance of the loans (167 basis points).

        The carrying value of variable rate debt approximates fair value. The estimated fair value of the Group's interest and currency derivatives is based upon market rates at December 31, 2004 for similar financial instruments with like maturities.

Interest derivatives

        The Group has entered into a floating—fixed interest rate swap agreement to reduce the impact of changes in interest rates on its Senior Debt, maturing on June 29, 2007. The notional principal amount of the swap agreement was €1,145 million and was decreasing in line with the decreasing principal on the Senior Debt to €1,085 million as at December 31, 2004. This agreement effectively converted the EURIBOR element of the interest on the Senior Debt from variable to a fixed rate of rounded 3.67%.

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

        As at December 31, 2004, the currency risk on the USD senior subordinated notes principal is hedged through a cross currency swap.

19.   Related party transactions

Stichting Senior Management Kappa

        Stichting Senior Management Kappa is a foundation established to hold the Kappa Holding B.V. shares on behalf of members of senior management of the Group. Stichting Senior Management Kappa owns 8.4% of the voting rights of the Company.

        Stichting Senior Management Kappa holds 100,000 Ordinary Shares A, 6,250 Preference Shares B and 46,413 Ordinary shares C of the Company at December 31, 2004.

        Stichting Senior Management Kappa provided €2.3 million subordinated loan financing to Kappa Holding B.V. The principal amount of the loan plus interest compounded and accrued thereon of €2.9 million as at December 31, 2004, is due to be repaid as of May 17, 2012, unless otherwise agreed. Interest is fixed at a rate of 7% per annum.

        Kappa Packaging Nederland Holding B.V. provided in total €858,925 to Stichting Senior Management Kappa as at December 31, 2003 for the purpose to re-purchase shares from departing management, or to finance shares kept in reserve. This balance was fully repaid as at December 31, 2004.

Cinven Limited and CVC Capital Partners

        Cinven Limited and CVC Capital Partners, the equity sponsors, provided €199.7 million in loan financing effective July 23, 1998. The principal amounts of the loan plus interest compounded and accrued thereon (€348.1 million at December 31, 2004) is due to be repaid on December 31, 2010. Interest is fixed at a rate of 9% per annum.

        Effective May 17, 2001, Cinven Limited and CVC Capital Partners provided an additional €297.1 million in loan financing. The principal amount of the loan plus interest compounded and accrued thereon (€381.6 million at December 31, 2004) is due to be repaid as of May 17, 2012, unless otherwise agreed. Interest is fixed at a rate of 7% per annum.

        Cinven Limited and CVC Capital Partners receive annual management fees of €250,000 each from the Group in relation to on-going services. The total management fee for the year 2004 amounts to €500,000 (2003: €500,000).

20.   Personnel data

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	(€ in millions)
Labor costs
Wages and salaries	498.5	501.8	509.8
Social charges	99.2	98.9	98.6
Pension expense	31.4	33.8	22.6
Other personnel cost	49.7	47.7	54.9

	678.8	682.2	685.9
Exceptional personnel expenses	12.0	20.4	12.0

	690.8	702.6	697.9

        The 2004 exceptional personnel costs mainly relate to the decision in the fourth quarter of 2004 to close down our French corrugated packaging plant Kappa Central Pac in Melun (€5.1 million) and additional lay-offs of employees at various sites.

        The 2003 exceptional personnel costs mainly related to management's decision to reduce the number of employees by 600 and the close down of Kappa Mennecy Paper, Kappa Štúrovo Solid Board and Kappa Moscow.

        Number of personnel analyzed by geographical area is as follows:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
The Netherlands	3,361	3,483	3,620
Germany	2,882	2,919	3,030
United Kingdom	965	1,010	1,063
Nordic & Central Europe	4,844	5,163	5,285
Belgium	714	696	723
Italy & Spain	1,183	1,200	1,204
France	1,283	1,407	1,467
Switzerland	164	168	180
Other	74	62	54

Total (average, full-time equivalents, including temporary staff)	15,470	16,108	16,626

        Number of personnel analyzed by activity:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Paper & Board	3,706	4,057	4,238
Packaging	11,609	11,888	12,223
Corporate	155	163	165

Total (average, full-time equivalents, including temporary staff)	15,470	16,108	16,626

21.   Other operating costs

	(€ in millions)
	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Rent and lease	37.7	38.5	34.5
General management expenses	74.4	71.5	81.5
Other operating expenses	67.8	69.7	81.8

	179.9	179.7	197.8
Exceptional other operating expenses	2.5	3.6	—

	182.4	183.3	197.8

        General management expenses include office expenses, communication costs, automation costs, traveling costs and consultancy fees. Other operating expenses consist of amongst others, insurance fees, advertising and promotional expenses.

22.   Depreciation, amortization and impairment charges

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	(€ in millions)
Depreciation and amortization
Goodwill	24.7	24.7	24.7
Other intangible fixed assets	4.7	4.5	6.0
Land and buildings	31.4	32.8	27.6
Plant, equipment and other tangible fixed assets	145.8	148.3	140.2

	206.6	210.3	198.5
Impairment charges
Land and buildings	—	—	7.7
Plant and equipment and other tangible fixed assets	—	—	12.3

	—	—	20.0

Total	206.6	210.3	218.5

        In 2004, non-recurring depreciation expenses were incurred of €11.5 million related to the assets of Kappa Iberoamericana Almeria (Spain), which plant was fully destroyed by fire in the third quarter of 2004, the close down of Kappa Central Pac in Melun (France) and our building used for recovered paper stock at Hilden (Germany).

        In 2003, non-recurring depreciation charges were incurred of €7.8 million related to the close down of Kappa Mennecy Paper, Kappa Štúrovo Solid Board and Kappa Moscow.

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

23.   Interest expense, net and capitalized interest

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	(€ in millions)
Interest income	(4.9)	(5.5)	(8.0)
Interest expense	166.4	180.9	188.7
Amortization of deferred finance charge	14.3	12.2	11.3
Interest capitalized	—	—	—

Interest expense, net	175.8	187.6	192.0

        Interest is capitalized on long-term construction projects and is included in tangible fixed assets.

24.   Income taxes

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	(€ in millions)
Income before tax on ordinary activities	(45.2)	(30.8)	(15.7)

The Netherlands	(63.9)	(62.1)	(39.3)
Foreign	18.7	31.3	23.6

	(45.2)	(30.8)	(15.7)

Income tax (expenses)/benefits on ordinary activities	(33.9)	6.5	5.4

The Netherlands	(22.8)	21.9	9.4
Foreign	(11.1)	(15.4)	(4.0)

	(33.9)	6.5	5.4

Current	(5.8)	(12.3)	(2.5)
Deferred	(28.1)	18.8	7.9

	(33.9)	6.5	5.4

        Taxation is calculated in accordance with the relevant tax laws and certain agreements made between the Group and the respective tax authorities.

        The effective tax rate for the year can be specified as follows:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	(€ in millions)
Ordinary result before taxes	(45.2)	(30.8)	(15.7)
Tax charge	(33.9)	6.5	5.4
Effective tax rate	(74.8%)	21.3%	34.3%

        The effective tax rate on result from ordinary operations was (74.8%) in 2004, compared to 21.3% and 34.3% in 2003 and 2002 respectively. The weighted average statutory tax rate on a consolidated basis was approximately 32.7% for 2004, 32.8% for 2003 and 31.4% for 2002.

        The difference between the effective tax rate and the weighted average statutory tax rate for the years 2004, 2003 and 2002 respectively is mainly the result of permanent differences including non-deductible goodwill, non-deductable interest and other non-tax deductible expenses as well as changes in local tax rates and valuation allowances made in respect of tax carry forward losses in 2004. The 2004 taxation loss includes a net addition of €45.7 million to the valuation allowances for tax carry forward losses, mainly for tax carry forward losses in the Netherlands.

25.   Remuneration and loans to the Management Board and Supervisory Board

        The remuneration of the members of the Management Board, including salaries, bonuses and pension charges amounted to €2,750,000 in 2004 (2002: €2,350,000; 2002: €2,978,000).

        The members of the Supervisory Board, excluding one member, do not receive any fees from the Group for serving as a member. The aggregate amount of compensation paid to all of our Supervisory Board members as a group (five persons) for the year ended December 31, 2004 was €45,378 (2003: €45,378). There were no pension charges.

        At December 31, 2004, no loans were outstanding to any member of the Management Board or the Supervisory Board from any member of the Group.

        The Remuneration Committee determines the remuneration of the members of the Management Board, any entitlement to a bonus and the other conditions of appointment for each member of the Management Board separately.

26.   Segmentation

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

Reportable Segments

	Paper & Board	Packaging	Total reportable segments	Eliminations	Corporate Items	Total
	(€ in millions)
Year ended December 31, 2004
Sales, external	618.5	2,167.7	2,786.2	—	—	2,786.2
Sales to other reportable segments	637.6	0.6	638.2	(638.2)	—	—

	1,256.1	2,168.3	3,424.4	(638.2)	—	2,786.2

Operating result	153.5	68.2	221.7	—	(36.7)	185.0
Depreciation tangible fixed assets	(73.1)	(97.6)	(170.7)	—	(6.5)	(177.2)
Amortization intangible fixed assets	(21.1)	(8.3)	(29.4)	—	—	(29.4)
Goodwill	704.5	120.4	824.8	—	—	824.9
Assets(1)	996.6	1,329.8	2,326.4	—	295.4	2,621.8
Capital expenditures	68.3	77.0	145.3	—	3.8	149.1
Year ended December 31, 2003
Sales, external	624.1	2,217.6	2,841.7	—	—	2,841.7
Sales to other reportable segments	601.7	1.1	602.8	(602.8)	—	—

	1,225.8	2,218.7	3,444.5	(602.8)	—	2,841.7

Operating result	116.3	119.7	236.0	—	(29.0)	207.0
Depreciation tangible fixed assets	(92.9)	(84.1)	(177.0)	—	(4.1)	(181.1)
Amortization intangible fixed assets	(21.1)	(8.1)	(29.2)	—	—	(29.2)
Goodwill	725.8	124.1	849.9	—	—	849.9
Assets(1)	1,006.8	1,337.5	2,344.3	—	294.6	2,638.9
Capital expenditures	58.3	78.2	136.5	—	4.9	141.4
Year ended December 31, 2002
Sales, external	665.2	2,258.6	2,923.8	—	—	2,923.8
Sales to other reportable segments	630.0	(0.2)	629.8	(629.8)	—	—

	1,295.2	2,258.4	3,553.6	(629.8)	—	2,923.8

Operating result	176.3	77.4	253.7	—	(31.2)	222.5
Depreciation tangible fixed assets	(82.9)	(81.7)	(164.6)	—	(3.2)	(167.8)
Depreciation and impairment charges tangible fixed assets	(82.9)	(101.7)	(184.6)	—	(3.2)	(187.8)
Amortization intangible fixed assets	(21.1)	(9.6)	(30.7)	—	—	(30.7)
Goodwill	747.3	126.9	874.2	—	—	874.2
Assets(1)	1,059.4	1,397.2	2,456.6	—	296.7	2,753.3
Capital expenditures	77.0	77.3	154.3	—	7.8	162.1

(1)
Assets exclude (deferred) income taxes and goodwill, in accordance with Dutch GAAP.

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	(€ in millions)
Reconciliation from operating income to income before tax and extraordinary items:
Operating income	185.0	207.0	222.5
Interest expense	(230.2)	(237.8)	(238.2)

Income before tax and extraordinary items	(45.2)	(30.8)	(15.7)

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	(€ in millions)
Enterprise wide disclosures:
Sales by destination
The Netherlands	411.2	438.2	426.7
Rest of European Union
United Kingdom	266.9	282.7	300.7
France	274.8	287.8	296.0
Germany	609.5	608.3	611.7
Italy and Spain	357.9	356.8	361.8
Nordic and Central Europe(1)	470.5	282.8	285.7
Belgium	138.8	135.4	168.4
Others European Union	43.5	40.6	38.8
Rest of Europe
Nordic and Central Europe(1)	60.0	255.8	228.2
Switzerland	39.9	41.7	41.6
Others	12.6	12.0	8.3
Rest of World	100.6	99.6	155.9

Total	2,786.2	2,841.7	2,923.8

(1)
In 2004 the geographical segment information changed compared to 2003 and 2002 due to the fact that various countries in Nordic and Central Europe in which Kappa Packaging is represented (Czech Republic, Slovakia, Poland, Lithuania and Hungary) became member states of the European Union.

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	(€ in millions)
Enterprise wide disclosures:
Sales by country of origin
The Netherlands	538.6	596.4	644.2
Rest of European Union
United Kingdom	210.0	215.7	228.8
France	236.8	243.0	249.5
Germany	623.2	609.7	586.9
Italy and Spain	325.2	321.1	326.2
Nordic and Central Europe(1)	631.1	463.2	444.4
Belgium	114.6	115.3	122.8
Rest of Europe
Nordic and Central Europe(1)	46.5	221.1	259.2
Switzerland	33.3	33.0	36.6
Rest of World	26.9	23.2	25.2

Total	2,786.2	2,841.7	2,923.8

Enterprise wide disclosures:
Long-lived assets(2)
The Netherlands	1,175.8	1,217.8	1,247.4
Rest of European Union
United Kingdom	106.3	109.7	118.1
France	84.2	91.0	96.6
Germany	350.9	361.9	358.9
Italy & Spain	115.9	139.7	139.5
Nordic & Central Europe(1)	505.7	336.8	334.2
Belgium	46.6	35.8	36.5
Rest of Europe
Nordic & Central Europe(1)	18.9	173.0	185.1
Switzerland	17.8	18.0	20.4
Rest of World	1.9	0.3	0.1

Total	2,424.0	2,484.0	2,536.8

(1)
In 2004 the geographical segment information changed compared to 2003 and 2002 due to the fact that various countries in Nordic and Central Europe in which Kappa Packaging is represented (Czech Republic, Slovakia, Poland, Lithuania and Hungary) became member states of the European Union.

(2)
Long-lived assets include tangible fixed assets and intangible fixed assets. Goodwill is allocated to the corporate companies in the Netherlands for purposes of presenting enterprise wide disclosure.

27.   Summary of differences between Dutch generally accepted accounting principles and US generally accepted accounting principles

        The Group's financial statements have been prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States of America (US GAAP). The effect of the application of US GAAP on net income (loss) and shareholders' equity, as reported under Dutch GAAP, can be specified as follows.

		Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
		(€ in millions)
Net income/(loss) under Dutch GAAP		(79.4)	(24.0)	(9.9)
a)	Goodwill adjustments—amortization	24.7	24.7	24.7
b)	Tangible fixed assets—impairment and depreciation	(32.5)	0.9	(5.7)
c)	Restructuring and other provisions	—	(20.8)	(15.8)
d)	Other intangible assets	0.4	2.6	0.1
e)	Financial instruments	(5.0)	2.9	(5.1)
f)	Pensions—pension costs	(1.2)	1.6	(1.9)
g)	Preference shares	(12.3)	—	—
h)	Deferred tax assets	4.1	(19.8)	(13.7)
	Deferred taxes on US GAAP adjustments	12.6	4.2	9.9

Net income/(loss) under US GAAP		(88.6)	(27.7)	(17.4)

		December 31, 2004	December 31, 2003
		(€ in millions)
Shareholders' equity under Dutch GAAP		18.0	79.1
a)	Goodwill adjustments—acquisitions	(89.4)	(89.4)
a)	Goodwill adjustments—amortization	78.5	53.8
b)	Tangible fixed assets—impairment and accumulated depreciation	(37.3)	(4.8)
c)	Restructuring and other provisions	6.7	6.7
d)	Other intangible assets	(0.6)	(1.0)
e)	Financial instruments	(22.2)	(17.2)
f)	Pensions—liability	(91.4)	(69.2)
g)	Preference shares	(216.3)	(204.0)
h)	Deferred tax assets	(29.4)	(33.5)
	Deferred taxes on US GAAP adjustments	47.7	29.0

Shareholders' deficit under US GAAP		(335.7)	(250.5)

(a)   Goodwill

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

Amortization

        Under Dutch GAAP, goodwill is recorded as an asset and amortized over its estimated useful life of 40 years. Under US GAAP, goodwill is recorded as an asset and not amortized but tested for impairment on an annual basis. The Dutch-US GAAP differences on net income represent the elimination of goodwill amortization recognized under Dutch GAAP.

(b)   Tangible fixed assets—impairment

        Under Dutch GAAP, an impairment charge of €20.0 million was recorded during 2002 in the Packaging segment as the amount that the sum of its future discounted cash flows exceeded its carrying value. This impairment charge under Dutch GAAP indicated that certain long-lived assets of the Packaging segment might not be recoverable under US GAAP. SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), requires an impairment loss to be recognized only if the carrying amount of a long-lived asset group is not recoverable. The carrying amount is not recoverable when the undiscounted cash flows expected to be generated from the use of a long-lived asset group and its eventual disposition are less than the carrying amount of the asset group. Under US GAAP, long-lived assets are grouped with other assets and liabilities at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. As such, an impairment test was performed for US GAAP as part of the 2002 year-end closing at four European plants, which resulted in an additional impairment charge in the Packaging segment under US GAAP of €5.7 million. The impairment charge was measured as the amount that the estimated discounted cash flows exceeded the carrying value of the long-lived asset group. The total impairment charge recorded under US GAAP during 2002 in the Packaging segment was €25.7 million. The difference in impairment charge under Dutch GAAP and US GAAP resulted in lower depreciation expenses in both 2003 and 2004 for US GAAP purposes of €0.9 million.

        The 2004 tangible fixed asset impairment tests under Dutch GAAP did result in additional impairment charges with respect to seven sites of €33.4 million in total, which, however, were fully offset by the reversal of certain impairment charges taken in prior years, amounting to €33.4 million in total, due to favorable changes in the economic conditions. As under US GAAP, reversals of impairment losses taken on assets to be held and used are prohibited, an additional impairment charge is recognized under US GAAP of €33.4 million in 2004.

(c)   Restructuring and other provisions

        The Dutch GAAP/US GAAP differences related to restructuring and other provisions can be specified as follows:

	December 31, 2004	Change	December 31, 2003	Change	December 31, 2002	Change	December 31, 2001
	(€ in millions)
Restructuring provisions	3.3	(0.5)	3.8	(10.7)	14.5	(9.6)	24.1
Other provisions:
Insurance loss provision	—	—	—	(5.0)	5.0	(5.2)	10.2
Maintenance provisions	3.1	0.9	2.2	(0.3)	2.5	(1.0)	3.5
Environmental provisions	0.3	(0.4)	0.7	(4.8)	5.5	—	5.5

Dutch GAAP/US GAAP differences	6.7	—	6.7	(20.8)	27.5	(15.8)	43.3

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

        During the years 2002, 2003 and 2004, payments were made related to provisions that were unrecognized under US GAAP. Additionally, certain previously established Dutch GAAP provisions met the requirements for recognition in accordance with US GAAP. As a result additional restructuring costs were incurred under US GAAP in the years 2002, 2003 and 2004 of €9.6 million, €10.7 million and €0.5 million respectively.

Other provisions

Insurance loss provision

        In 1998 and 1999, three of the operating plants experienced fire damage. As a consequence, the Company expected increases in insurance premiums over the next five years and recorded a provision for these costs.

        Following changes in Dutch GAAP as from January 1, 2001, the remaining balance of the provision of €15.1 million as at January 1, 2001 was to be released in equal portions in 2001, 2002 and 2003. In the years 2002 and 2003, €5.2 million respectively €5.0 million was released from the provision.

        For US GAAP, insurance premiums are a period expense and a provision for expected costs is not allowed. As such, this provision was reversed under US GAAP.

Maintenance provisions

        Under Dutch GAAP maintenance provisions are allowed to be built up over a period of time prior to the moment when the actual maintenance begins. Under US GAAP, maintenance costs are expensed as incurred.

Environmental provisions

        Under Dutch GAAP certain environmental provisions were established as part of the purchase accounting of €5.5 million in total, which did not meet the US GAAP legal obligation criteria as of the date of acquisition, including a provision of €3.0 million for the clean up of the ground pollution at Kappa Mennecy Paper.

        As in 2003, the Company initiated the closure of Kappa Mennecy Paper, a legal obligation arose to clean up the ground pollution. Under FAS 143, "Accounting for Asset Retirement Obligations", the obligation to clean up qualified for treatment as an asset retirement obligation resulting in a liability to be recorded at fair value in the period in which it is incurred and an increase in asset value for the related retirement cost. The fair value of the obligation to clean up amounts to €3.0 million. As the useful life of the asset was deemed to be nil due to the closure of the plant, the entire obligation of €3.0 million was expensed under US GAAP.

        As a result, in the years 2002, 2003 and 2004, additional expenses were incurred related to other provisions under US GAAP of €6.2 million, €10.1 million and €(0.5) million respectively.

(d)   Other intangible assets

        Under Dutch GAAP, costs incurred in connection with consultancy projects are capitalizable if future economic benefits from these assets are expected. Under US GAAP, the costs associated with consultancy projects, whether internal or external, must be expensed as incurred.

(e)   Financial instruments

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

        Under US GAAP, the result on the sale of the call options was directly taken to the statement of income, whereas under Dutch GAAP the value was accrued for and released on a straight-line basis over the period ending on July 15, 2004.

        As at December 31, 2004, the currency risk on the US dollar-denominated principal is hedged through a cross currency swap.

        All other financial instruments, e.g. interest rate swaps, cross currency swaps and foreign currency forward contracts, under US GAAP are capitalized as from January 1, 2001 and marked-to-market at the date of the balance sheet. Value changes are recorded against the statements of income.

        Financial instruments can be specified as follows:

	December 31, 2004	Change in value	December 31, 2003	Change in value	December 31, 2002	Change in value	December 31, 2001
	(€ in millions)
Derivatives capitalized under US GAAP
Interest rate swap (fair value)	(22.0)	(3.7)	(18.3)	7.8	(26.1)	(9.2)	(16.9)
Currency coupon swap (fair value)	—	1.2	(1.2)	(2.3)	1.1	(5.5)	6.6
Currency options (fair value)	—	—	—	(6.2)	6.2	(11.3)	17.5
Currency forward contracts (fair value)	(0.2)	10.0	(10.2)	(10.6)	0.4	2.3	(1.9)
Cross currency swap (fair value)	(1.1)	(1.1)	—	—	—	—	—

(Movement in) Dutch GAAP/US GAAP valuation difference	(23.3)	6.4	(29.7)	(11.3)	(18.4)	(23.7)	5.3
US dollar-denominated senior subordinated notes
Under US GAAP translated at spot rate	(73.5)	6.0	(79.5)	16.3	(95.8)	17.2	(113.0)
Under Dutch GAAP translated at forward rate	(74.6)	15.7	(90.3)	4.8	(95.1)	—	(95.1)

(Movement in) Dutch GAAP/US GAAP valuation difference	1.1	(9.7)	10.8	11.5	(0.7)	17.2	(17.9)
Premiums capitalized and accruals made under Dutch GAAP	—	(1.7)	1.7	2.7	(1.0)	1.4	(2.4)

Difference in financial instruments under US GAAP	(22.2)	(5.0)	(17.2)	2.9	(20.1)	(5.1)	(15.0)

(f)    Pensions

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

        Under SFAS 87, the net periodic pension costs for the years 2004, 2003 and 2002 can be broken down into the following components:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	(€ in millions)
Net periodic pension cost
Service cost	(19.6)	(17.6)	(20.0)
Interest cost	(36.3)	(33.9)	(33.5)
Expected return on plan assets	30.0	29.8	37.2
Net amortization and deferral and other expenses	(4.4)	(10.4)	(5.8)
Other costs and countries	(10.6)	(5.7)	(6.7)
Adjustments for SFAS 88 events	2.7	—	—

Net periodic pension costs under US GAAP	(38.2)	(37.8)	(28.8)
Net periodic pension costs under Dutch GAAP	(37.0)	(39.4)	(26.9)

Difference in pension costs under US GAAP	(1.2)	1.6	(1.9)

        The Dutch GAAP pension charge in 2004 includes an interest charge of €5.6 million (2003: €5.7 million and 2002: €4.2 million), which is included under interest expense.

        The balance sheet position as of December 31, 2004 and December 31, 2003 under SFAS 87 (funded status), and the changes in the projected benefit obligation and plan assets for the years then ended were as follows:

	December 31, 2004	December 31, 2003
Accumulated benefit obligations	692.4	606.4

Change in projected benefit obligation
Benefit obligation at beginning of year	(666.1)	(626.4)
Service cost	(19.6)	(17.6)
Interest cost	(36.3)	(33.9)
Plan participants' contributions	(3.1)	(3.1)
Changes in plan	—	0.5
Settlements/Curtailments	3.7	—
Actuarial gain/(loss)	(75.9)	(24.3)
Benefits paid	24.0	21.9
Translation adjustments	1.9	16.8

Projected benefit obligation at end of year	(771.4)	(666.1)
Change in plan assets
Fair value of plan assets at beginning of year	476.1	435.3
Actual return on plan assets	22.4	48.2
Employer contribution	25.2	16.9
Plan participants' contributions	3.1	3.1
Settlements	(3.9)	—
Benefits paid	(24.0)	(14.8)
Translation adjustments	(1.9)	(12.6)

Fair value of plan assets at end of year	497.0	476.1

Funded Status	(274.4)	(190.0)
Unrecognized prior service cost	(0.5)	(0.5)
Unrecognized net actuarial loss	157.8	76.4
Other costs and countries	(14.1)	(12.3)

Net pension liability	(131.2)	(126.4)

        The difference in net pension liability under Dutch GAAP and US GAAP as of December 31, 2004 and December 31, 2003 can be specified as follows:

	December 31, 2004	December 31, 2003
Net pension liability under US GAAP	(131.2)	(126.4)
Additional minimum liability under US GAAP	(79.6)	(61.0)
Net pension liability under Dutch GAAP:
—Pension provisions	(114.9)	(115.1)
—Pension accruals	(4.5)	(3.1)

Additional pension liability under US GAAP	(91.4)	(69.2)

        The assumptions used in this calculation are the following:

	December 31, 2004	December 31, 2003	December 31, 2002
Weighted average assumptions
Discount rate	4.8%	5.4%	5.5%
Expected return on plan assets	6.1%	6.9%	6.8%
Rate of compensation increase	3.3%	3.1%	3.3%
Increase of state pension	2.2%	2.2%	2.2%
Pension increases	2.2%	2.2%	2.2%

(g)   Preference shares

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

        Prior to January 1, 2004, the preference shares, which constitute redeemable preferred shares, were required to be classified as temporary equity (between liabilities and permanent equity) under US GAAP. In addition, cumulative dividends, whether or not declared, were required to be accreted, by a charge to retained earnings, such that the amount recognized in the consolidated financial statements would be accreted up to the redemption amount at the redemption date. The aggregated adjustment to shareholders' equity as at December 31, 2003 of €204.0 million, represents the reclassification of the preference shares (including accreted dividends) out of permanent equity to temporary equity in the consolidated balance sheet.

        As from January 1, 2004, these preference shares are required to be classified as liabilities in accordance with SFAS 150: "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which became effective for the Company as from that date. Accordingly, the 2004 dividend accretion of €12.3 million has been charged as interest expense in the income statement under US GAAP.

(h)   Deferred taxes

        Under Dutch GAAP, valuation allowances were recorded against the net deferred tax assets of certain fiscal unities in 2004 (mainly the Dutch tax group), whereas, under US GAAP these valuation allowances were already recorded in prior years as US GAAP provided, different from Dutch GAAP, more specific guidance in respect of the valuation of deferred tax assets. However, under US GAAP, additional valuation allowances had to be recorded in 2004 in respect of additional deferred tax assets recognized.

        As a result, additional valuation allowances were made in 2002 and 2003 of €13.7 million and €19.8 million respectively under US GAAP, which were partially reversed in 2004 (by €4.1 million) due to the recognition of valuation allowances under Dutch GAAP.

Significant presentation differences between Dutch and US GAAP

  Balance sheet reclassifications under US GAAP presentation

        The balance sheet presented in the US GAAP format would result in a reclassification of the Shareholders' loans to liabilities from the mezzanine level, as there are no equity characteristics of this debt as defined under US GAAP.

        In addition, as the preference shares constitute redeemable preferred shares, the preference shares, including accreted dividends, are required to be classified as long-term liabilities under US GAAP.

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

Recently issued accounting pronouncements

        In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154 ("SFAS 154"), Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3. Among other things, SFAS 154 requires voluntary changes in accounting principle to be retrospectively applied to prior years' financial statements. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement is not expected to have a material effect on our consolidated financial statements.

        In April 2005, the FASB has issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations ("FIN 47"). FIN 47 clarifies that an entity must record a liability for a "conditional" asset retirement obligation if the fair value of the obligation can be reasonably estimated. It also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005 for calendar-year enterprises). The adoption of this statement is not expected to have a material effect on our consolidated financial statements.

        In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 ("SFAS 153"), Exchanges of Nonmonetary Assets. This statement was a result of a joint effort by the FASB and the IASB to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. One such difference was the exception from fair value measurement in APB Opinion No. 29, Accounting for Nonmonetary Transactions, for nonmonetary exchanges of similar productive assets. Statement 153 replaces this exception with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement shall be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance of this Statement. The adoption of this statement is not expected to have a material effect on our consolidated financial statements.

        In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 ("SFAS 151"), Inventory Costs-An amendment to ARB No.43 Chapter 4 Inventory Pricing. SFAS 151 was issued to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 is the result of a broader effort by the FASB and the IASB to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. One such difference was the accounting for abnormal inventory costs. Both the FASB and the IASB agree that abnormal expenses should be recognized in the period in which they are incurred; however, the wording of IAS 2, Inventories, and ARB 43, Chapter 4, Inventory Pricing, led to inconsistent application of that principle. The FASB agreed that the wording in IAS 2 was less ambiguous and decided to incorporate portions of that language into ARB 43. As such, this Statement requires that those items be recognized as current-period charges regardless of whether they meet the "so abnormal" criterion outlined in ARB 43. SFAS 151 also introduces the concept of "normal capacity" and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period in which they are incurred. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for costs incurred during fiscal years beginning after the date of the issuance of this Statement. The adoption of this statement is not expected to have a material effect on our consolidated financial statements.

28.   Supplemental Guarantor Footnote

        Presented below is information for Kappa Beheer B.V., the issuer of the Group's high yield debt securities under this registration statement, Kappa Holding B.V., Kappa Packaging B.V. and the subsidiaries of Kappa Packaging B.V. ("Kappa Packaging Subsidiaries") as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004.

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

KAPPA PACKAGING GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31, 2004

(€ in millions)

	Consolidated Kappa Packaging Group	Eliminations	Non-Guarantor Subsidiaries Kappa Packaging Subsidiaries	Subsidiary Guarantor Kappa Packaging B.V.	Issuer Kappa Beheer B.V.	Parent Guarantor Kappa Holding B.V.
Sales	2,786.2	—	2,786.2	—	—	—
Net change in work in progress and finished goods	8.6	—	8.6	—	—	—

Net sales including net change in work in progress and finished goods	2,794.8	—	2,794.8	—	—	—
Raw material costs	(1,000.6)	—	(1,000.6)	—	—	—
External services	(529.4)	—	(529.4)	—	—	—
Labor costs	(690.8)	—	(690.8)	—	—	—
Other operating costs	(182.4)	—	(181.9)	—	—	(0.5)
Depreciation and amortization	(206.6)	—	(206.0)	(0.6)	—	—

Total operating costs and expenses	(2,609.8)	—	(2,608.7)	(0.6)	—	(0.5)

Operating income	185.0	—	186.1	(0.6)	—	(0.5)
Interest income/(expense)	(175.8)	—	(207.1)	(11.5)	42.8	—
Interest income/(expense) Holding/Beheer loan	—	—	—	—	(55.5)	55.5
Interest expense Shareholders' loans	(54.4)	—	—	—	—	(54.4)

Income before income taxes	(45.2)	—	(21.0)	(12.1)	(12.7)	0.6
Income taxes	(33.9)	—	(49.1)	9.9	4.4	0.9
Income from participations	(0.2)	—	(0.2)	—	—	—
Minority interests	(0.1)	—	—	(0.1)	—	—

Income before equity in earnings of subsidiaries	(79.4)	—	(70.3)	(2.3)	(8.3)	1.5
Equity in earnings of subsidiaries	—	223.8	—	(70.3)	(72.6)	(80.9)

Net income/(loss)	(79.4)	223.8	(70.3)	(72.6)	(80.9)	(79.4)

KAPPA PACKAGING GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31, 2003

(€ in millions)

	Consolidated Kappa Packaging Group	Eliminations	Non-Guarantor Subsidiaries Kappa Packaging Subsidiaries	Subsidiary Guarantor Kappa Packaging B.V.	Issuer Kappa Beheer B.V.	Parent Guarantor Kappa Holding B.V.
Sales	2,841.7	—	2,841.7	—	—	—
Net change in work in progress and finished goods	(10.0)	—	(10.0)	—	—	—

Net sales including net change in work in progress and finished goods	2,831.7	—	2,831.7	—	—	—
Raw material costs	(1,003.7)	—	(1,003.7)	—	—	—
External services	(524.8)	—	(524.8)	—	—	—
Labor costs	(702.6)	—	(702.6)	—	—	—
Other operating costs	(183.3)	—	(182.3)	(0.3)	(0.1)	(0.6)
Depreciation and amortization	(210.3)	—	(209.7)	(0.6)	—	—

Total operating costs and expenses	(2,624.7)	—	(2,623.1)	(0.9)	(0.1)	(0.6)

Operating income	207.0	—	208.6	(0.9)	(0.1)	(0.6)
Interest income/(expense), net	(187.6)	—	(223.9)	(4.4)	40.7	—
Interest income/(expense) Holding/Beheer loan	—	—	—	—	(51.2)	51.2
Interest expense Shareholders' loans	(50.2)	—	—	—	—	(50.2)

Result before income taxes	(30.8)	—	(15.3)	(5.3)	(10.6)	0.4
Income taxes	6.5	—	5.7	(3.8)	3.7	0.9
Income from participations	0.4	—	0.4	—	—	—
Minority interests	(0.1)	—	—	(0.1)	—	—

Income before equity in earnings of subsidiaries	(24.0)	—	(9.2)	(9.2)	(6.9)	1.3
Equity in earnings of subsidiaries	—	52.9	—	(9.2)	(18.4)	(25.3)

Net income/(loss)	(24.0)	52.9	(9.2)	(18.4)	(25.3)	(24.0)

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

KAPPA PACKAGING GROUP

CONSOLIDATED BALANCE SHEET

As at December 31, 2004

(€ in millions)

	Consolidated Kappa Packaging Group	Eliminations	Non-Guarantor Subsidiaries Kappa Packaging Subsidiaries	Subsidiary Guarantor Kappa Packaging B.V.	Issuer Kappa Beheer B.V.	Parent Guarantor Kappa Holding B.V.
Assets
Cash and cash equivalents	244.6	—	244.6	—	—	—
Accounts receivable	413.6	—	413.6	—	—	—
Other receivables	52.0	—	51.1	0.2	0.2	0.5
Inventories	264.2	—	264.2	—	—	—

Total current assets	974.4	—	973.5	0.2	0.2	0.5
Investments in Group companies	—	(244.2)	—	198.8	30.2	15.2
Loans to Group companies	—	(3,540.5)	—	2,099.7	1,440.8	—

Total investments and advances affiliates	—	(3,784.7)	—	2,298.5	1,471.0	15.2
Tangible fixed assets	1,596.8	—	1,596.8	—	—	—
Intangible fixed assets	827.2	—	807.1	20.1	—	—
Other non-current assets	59.4	—	29.4	23.4	6.6	—

	3,457.8	(3,784.7)	3,406.8	2,342.2	1,477.8	15.7

Liabilities
Bank overdrafts	12.1	—	12.1	—	—	—
Current portion of term loan facilities	153.3	—	—	153.3	—	—
Current portion of other long-term liabilities	6.1	—	6.1	—	—	—
Other current liabilities	572.1	—	527.0	6.3	38.8	—

Total current liabilities	743.6	—	545.2	159.6	38.8	—
Long-term debt due to Group companies	—	(3,540.5)	2,392.6	1,143.6	—	4.3
Term loan facilities	1,007.3	—	—	1,007.3	—	—
Senior subordinated notes	684.6	—	—	—	684.6	—
Other long-term debt	13.2	—	13.2	—	—	—

Total long-term liabilities	1,705.1	(3,540.5)	2,405.8	2,150.9	684.6	4.3
Provisions	256.9	—	256.9	—	—	—
Shareholders' loans	732.6	—	—	—	—	732.6
Kappa Holding/Kappa Beheer loan	—	—	—	—	739.2	(739.2)
Minority interests	1.6	—	0.1	1.5	—	—
Shareholders' equity
Share capital	0.8	—	—	—	—	0.8
Additional paid-in capital	152.9	(598.0)	295.6	151.2	151.2	152.9
Legal reserve	—	—	—	—	—	—
Retained earnings	(109.0)	274.6	(71.0)	(94.3)	(109.3)	(109.0)
Cumulative translation adjustment	(26.7)	79.2	(25.8)	(26.7)	(26.7)	(26.7)

Total Shareholders' equity	18.0	(244.2)	198.8	30.2	15.2	18.0

	3,457.8	(3,784.7)	3,406.8	2,342.2	1,477.8	15.7

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

KAPPA PACKAGING GROUP

CONSOLIDATING CASH FLOW STATEMENT

For the year ended December 31, 2004

(€ in millions)

	Consolidated Kappa Packaging Group	Eliminations	Non-Guarantor Subsidiaries Kappa Packaging Subsidiaries	Subsidiary Guarantor Kappa Packaging B.V.	Issuer Kappa Beheer B.V.	Parent Guarantor Kappa Holding B.V.
Cash flows from operating activities
Net income	(79.4)	223.8	(70.3)	(72.6)	(80.9)	(79.4)
Adjustments to reconcile net income to cash provided by operations:
Depreciation of tangible fixed assets	177.2	—	177.2	—	—	—
Amortization of intangible fixed assets	29.4	—	28.8	0.6	—	—
Amortization of finance charges	14.3	—	5.7	7.5	1.1	—
Share of result of participations	0.2	—	0.2	—	—	—
Minority interests	0.1	—	—	0.1	—	—
Non-cash interest on Shareholders' loans	54.4	—	—	—	—	54.4
Non-cash interest on senior subordinated notes	9.1	—	—	—	9.1	—
Non-cash interest on Kappa Holding/Kappa Beheer loan	—	—	—	—	55.5	(55.5)
Addition to/(release from) pension provisions	9.6	—	9.6	—	—	—
Addition to/(release from) deferred tax liabilities	27.2	—	26.2	1.0	—	—
Addition to/(release from restructuring and other provisions	18.7	—	18.7	—	—	—
Changes in operating assets and liabilities:
Inventories	(13.4)	—	(13.4)	—	—	—
Accounts receivable	10.3	—	10.3	—	—	—
Other receivables	4.5	—	4.5	—	—	—
Accounts payable	59.3	—	59.3	—	—	—
Accrued liabilities	1.9	—	1.9	—	—	—
Intercompany receivables, net	—	—	64.7	(6.9)	(57.4)	(0.4)
Paid from restructuring and other provisions	(21.0)	—	(21.0)	—	—	—
Paid from pension provision	(9.8)	—	(9.8)	—	—	—
Insurance proceeds property damage	(6.7)	—	(6.7)	—	—	—
Equity in earnings of group companies	—	(223.8)	—	70.3	72.6	80.9

Net cash flow from operating activities	285.9	—	285.9	—	—	—
Cash flow from investing activities
Investments, net in tangible fixed assets	(149.1)	—	(149.1)	—	—	—
Insurance proceeds property damage	6.7	—	6.7	—	—	—
Investments, net in intangible fixed assets	(1.6)	—	(1.6)	—	—	—
Investments, net in other non-current assets	—	—	—	—	—	—

Net cash flow used in investing activities	(144.0)	—	(144.0)	—	—	—

	Consolidated Kappa Packaging Group	Eliminations	Non-Guarantor Subsidiaries Kappa Packaging Subsidiaries	Subsidiary Guarantor Kappa Packaging B.V.	Issuer Kappa Beheer B.V.	Parent Guarantor Kappa Holding B.V.
Cash flow from financing activities
Repayment of term loan facilities	(132.2)	—	—	(132.2)	—	—
Currency hedge USD senior notes principal	(15.7)	—	—	—	(15.7)	—
Short term borrowings banks drawn repaid	11.6	—	11.6	—	—	—
Other long term debt repaid	(6.2)	—	(6.2)	—	—	—
Intercompany receivables (net)	—	—	(147.9)	132.2	15.7	—

Net cash flow from financing activities	(142.5)	—	(142.5)	—	—	—

Change in cash and equivalents	(0.6)	—	(0.6)	—	—	—
Cash and equivalents—beginning of the period	240.7	—	240.7	—	—	—
Cash from acquisitions	—	—	—	—	—	—
Effect of exchange rate changes on cash	4.5	—	4.5	—	—	—

Cash and equivalents end of period	244.6	—	244.6	—	—	—

Supplemental cash flow information
Interest paid	139.0	—	(2.7)	82.3	59.4	—
Income taxes paid/(refund)	11.1	—	11.1	—	—	—
Non-cash investing and financing transactions:
Acquisition of assets under capital lease	7.4	—	7.4	—	—	—

KAPPA PACKAGING GROUP

CONSOLIDATED CASH FLOW STATEMENT

For the year ended December 31, 2003

(€ in millions)

	Consolidated Kappa Packaging Group	Eliminations	Non-Guarantor Subsidiaries Kappa Packaging Subsidiaries	Subsidiary Guarantor Kappa Packaging B.V.	Issuer Kappa Beheer B.V.	Parent Guarantor Kappa Holding B.V.
Cash flows from operating activities
Net income	(24.0)	52.9	(9.2)	(18.4)	(25.3)	(24.0)
Adjustments to reconcile net income to cash provided by operations:
Depreciation of tangible fixed assets	181.1	—	181.1	—	—	—
Amortization of intangible fixed assets	29.2	—	28.6	0.6	—	—
Amortization of finance charges	12.2	—	6.0	5.6	0.6	—
Share in result of participations	(0.4)	—	(0.4)	—	—	—
Minority interests	0.1	—	—	0.1	—	—
Non-cash interest on Shareholders' loans	50.2	—	—	—	—	50.2
Non-cash interest on senior subordinated notes	15.5	—	—	—	15.5	—
Non-cash interest on Kappa Holding/Kappa Beheer loan	—	—	—	—	51.4	(51.4)
Addition to/(release from) pension provisions	10.2	—	10.2	—	—	—
Addition to/(release from) deferred tax liabilities	(23.3)	—	(23.3)	—	—	—
Addition to/(release from restructuring and other provisions	19.6	—	19.6	—	—	—
Changes in operating assets and liabilities:
Inventories	19.5	—	19.5	—	—	—
Accounts receivable	25.3	—	25.3	—	—	—
Other receivables	2.3	—	2.3	—	—	—
Accounts payable	(6.7)	—	(6.7)	—	—	—
Accrued liabilities	10.2	—	10.2	—	—	—
Intercompany receivables, net	—	—	57.8	2.9	(60.6)	(0.1)
Paid from restructuring and other provisions	(33.2)	—	(33.2)	—	—	—
Paid from pension provision	(8.3)	—	(8.3)	—	—	—
Equity in earnings of group companies	—	(52.9)	—	9.2	18.4	25.3

Net cash flow from operating activities	279.5	—	279.5	—	—	—
Cash flow from investing activities
Investments, net in tangible fixed assets	(141.4)	—	(141.4)	—	—	—
Investments, net in intangible fixed assets	(2.3)	—	(2.3)	—	—	—
Investments, net in other non-current assets	(0.6)	—	(0.6)	—	—	—
Acquisition of Group companies	(1.7)	—	(1.7)	—	—	—

Net cash used in investing activities	(146.0)	—	(146.0)	—	—	—

	Consolidated Kappa Packaging Group	Eliminations	Non-Guarantor Subsidiaries Kappa Packaging Subsidiaries	Subsidiary Guarantor Kappa Packaging B.V.	Issuer Kappa Beheer B.V.	Parent Guarantor Kappa Holding B.V.
Cash flow from financing activities
Repayment of term loan facilities	(110.2)	—	—	(110.2)	—	—
Issuance of senior subordinated notes	95.0	—	—	—	95.0	—
Repayment of senior subordinated notes	(100.0)	—	—	—	(100.0)	—
Short-term borrowings banks repaid	(1.2)	—	(1.2)	—	—	—
Other long-term debt repaid	(6.3)	—	(6.3)	—	—	—
Intercompany receivables, net	—	—	(115.2)	110.2	5.0

Net cash flow used in financing activities	(122.7)	—	(122.7)	—	—	—

Change in cash and equivalents	10.8	—	10.8	—	—	—
Cash and cash equivalents beginning of the period	233.6	—	233.6	—	—	—
Cash from acquisitions	0.3	—	0.3	—	—	—
Effect of exchange rate changes on cash	(4.0)	—	(4.0)	—	—	—

Cash and cash equivalents end of period	240.7	—	240.7	—	—	—

Supplemental cash flow information
Interest paid	152.4	—	(6.8)	95.1	64.1	—
Income taxes paid/(refund)	15.6	—	15.6	—	—	—

KAPPA PACKAGING GROUP

CONSOLIDATED CASH FLOW STATEMENT

For the year ended December 31, 2002

(€ in millions)

	Consolidated Kappa Packaging Group	Eliminations	Non-Guarantor Subsidiaries Kappa Packaging Subsidiaries	Subsidiary Guarantor Kappa Packaging B.V.	Issuer Kappa Beheer B.V.	Parent Guarantor Kappa Holding B.V.
Cash flows from operating activities	(9.9)	12.3	4.0	(7.0)	(9.3)	(9.9)
Net income
Adjustments to reconcile net income to cash provided by operations:
Depreciation of tangible fixed assets	187.8	—	187.8	—	—	—
Amortization of intangible fixed assets	30.7	—	30.1	0.6	—	—
Amortization of finance charges	11.3	—	5.1	5.6	0.6	—
Share in result of participations	(0.6)	—	(0.6)	—	—	—
Minority interests	0.2	—	—	0.2	—	—
Non-cash interest on Shareholders' loans	46.2	—	—	—	—	46.2
Non-cash interest on senior subordinated notes	13.8	—	—	—	13.8	—
Non-cash interest on Kappa Holding/Kappa Beheer loan	—	—	—	—	47.4	(47.4)
Addition to/(release from) pension provisions	8.5	—	8.5	—	—	—
Addition to/(release from) deferred tax liabilities	(7.9)	—	(7.9)	—	—	—
Addition to/(release from restructuring and other provisions	6.5	—	6.5	—	—	—
Changes in operating assets and liabilities:
Inventories	(18.2)	—	(18.2)	—	—	—
Accounts receivable	16.6	—	16.6	—	—	—
Other receivables	15.6	—	12.4	3.6	—	(0.4)
Accounts payable	51.8	—	51.8	—	—	—
Accrued liabilities	(31.4)	—	(28.8)	(2.0)	(0.4)	(0.2)
Intercompany receivables, net	—	—	(10.7)	67.4	(59.1)	2.4
Paid from restructuring and other provisions	(39.5)	—	(39.5)	—	—	—
Paid from pension provision	(8.0)	—	(8.0)	—	—	—
Equity in earnings of group companies	—	(12.3)	—	(4.0)	7.0	9.3

Net cash flow from operating activities	273.5	—	209.1	64.4	—	—
Cash flow from investing activities
Investments, net in tangible fixed assets	(162.1)	—	(162.1)	—	—	—
Investments, net in intangible fixed assets	(2.3)	—	(2.3)	—	—	—
Investments, net in non-current assets	2.3	—	2.3	—	—	—
Disposal of Group companies	0.3	—	0.3	—	—	—

Net cash used in investing activities	(161.8)	—	(161.8)	—	—	—

	Consolidated Kappa Packaging Group	Eliminations	Non-Guarantor Subsidiaries Kappa Packaging Subsidiaries	Subsidiary Guarantor Kappa Packaging B.V.	Issuer Kappa Beheer B.V.	Parent Guarantor Kappa Holding B.V.
Cash flow from financing activities
Repayment of term loan facilities	(75.5)	—	—	(75.5)	—	—
Short-term borrowings banks repaid	(18.6)	—	(18.6)	—	—	—
Other long-term debt repaid	(5.6)	—	(5.6)	—	—	—

Net cash flow used in financing activities	(99.7)	—	(24.2)	(75.5)	—	—
Change in cash and equivalents	12.0	—	23.1	(11.1)	—	—
Cash and cash equivalents beginning of the period	217.6	—	206.5	11.1	—	—
Effect of exchange rate changes on cash	4.0	—	4.0	—	—	—
Cash and cash equivalents end of period	233.6	—	233.6	—	—	—
Supplemental cash flow information
Interest paid	165.9	—	(3.5)	107.8	61.6	—
Income taxes paid/(refund)	9.4	—	9.4	—	—	—

29.   Valuation and Qualifying Accounts under Dutch GAAP

	Balance at the beginning of the year	Charges to costs and expenses	Deductions	Balance at the end of the year
	(€ in millions)
Year ended December 31, 2004
Allowance for doubtful accounts	22.2	3.1	(6.0)	19.3
Year ended December 31, 2003
Allowance for doubtful accounts	22.2	6.8	(6.8)	22.2
Year ended December 31, 2002
Allowance for doubtful accounts	27.1	6.7	(11.6)	22.2
Year ended December 31, 2004
Inventory obsolescence reserve	12.8	0.1	—	12.9
Year ended December 31, 2003
Inventory obsolescence reserve	12.4	2.8	(2.4)	12.8
Year ended December 31, 2002
Inventory obsolescence reserve	9.5	2.9	—	12.4
Year ended December 31, 2004
Valuation allowances deferred tax assets	47.0	45.7	(0.4)	92.3
Year ended December 31, 2003
Valuation allowances deferred tax assets	47.8	(0.8)	—	47.0
Year ended December 31, 2002
Valuation allowances deferred tax assets	54.4	(6.6)	—	47.8

30.   Subsequent events (unaudited)

        We have appointed Goldman Sachs to undertake a review of our strategic position within the evolving European market, so as to help place ourselves for continued successful development. In this respect, Kappa Packaging and one of its competitors commenced preliminary talks that may or may not lead to a transaction involving the two groups.

        As existing senior credit facilities are maturing in the coming years, the Company started discussions in early 2005 about refinancing possibilities. As a result, the Company secured a committed refinancing package to replace the senior credit facilities subsequent to December 31, 2004 with a new lender. The new senior credit facilities in the amount of €1,440.0 million in total will be used to pay down the €1,160.6 million of existing senior credit facilities with the remainder to be used in funding the Company's operations. The terms and conditions of the new Facilities are basically the same as those of the existing senior credit facilities. The repayment schedule of the new facilities has been extended into the future beyond the scheduled maturities of the existing facilities.

31.   Summary of subsidiaries

        All subsidiaries are 100% owned less otherwise noted.

Corporate
Kappa Beheer B.V., Eindhoven	The Netherlands
Kappa Packaging B.V., Eindhoven	The Netherlands
Kappa Packaging Nederland Holding B.V., Eindhoven	The Netherlands
Kappa Packaging Nederland B.V., Eindhoven	The Netherlands
Kappa Packaging International B.V., Eindhoven	The Netherlands
Kappa Packaging (Deutschland) GmbH, Brühl	Germany
Kappa Packaging Czech, s.r.o., Zebrak	Czech Republic
Kappa Packaging UK Limited, Corby	United Kingdom
Kappa France SAS, Brétigny-sur-Orge	France
Kappa Packaging Sweden AB, Stockholm	Sweden
Kappa Packaging España SL, San Vincente del Raspeig (Alicante)	Spain
Kappa Packaging Denmark AS, Kolding	Denmark
Kappa Corrugated Finland Oy, Pirkkala	Finland
Kappa Packaging Development Centre B.V., Hoogeveen	The Netherlands
Paper & Board
Recovered Paper
Kappa Paper Recycling B.V., Eindhoven	The Netherlands
Kappa Spaarpapier N.V., Merksem Antwerpen	Belgium
Kappa Levison GmbH, Mülheim a/d Ruhr	Germany
AVR-Rietveld C.V., Capelle a/d IJssel	The Netherlands (50%)
Kappa Paper Recycling (UK), Birmingham	United Kingdom
Containerboard
Kappa Kraftliner AB, Piteå	Sweden
Kappa Roermond Papier B.V., Roermond	The Netherlands
Kappa Zülpich Papier GmbH, Zülpich	Germany
Kappa Wiesloch Papier GmbH, Wiesloch	Germany
Kappa SSK Ltd., Birmingham	United Kingdom
Kappa Packaging SpA ("Kappa Ania Paper"), Ponte all'Ania	Italy
Kappa Packaging Czech, s.r.o. ("Kappa Morava Paper"), Zimrovice	Czech Republic
Kappa Štúrovo, a.s ("Kappa Štúrovo Paper"), Štúrovo	Slovakia (98.5%)
Kappa Containerboard B.V., Roermond	The Netherlands
Kappa Containerboard Benelux B.V., Roermond	The Netherlands
Kappa Containerboard Ibérica, S.L., Barcelona	Spain
Kappa Containerboard France SAS, Courbevoie	France
Kappa Packaging SpA ("Kappa Containerboard Italiana"), San Donato Milanese	Italy
Kappa Containerboard Deutschland GmbH, Neuss	Germany
Kappa Containerboard AG, Basel	Switzerland
Kappa Containerboard UK Ltd., Birmingham	United Kingdom
Solid Board
Kappa Herzberger Papierfabrik GmbH, Herzberg am Harz	Germany
Kappa BADENKARTON GmbH, Gernsbach	Germany
Kappa Triton B.V., Nieuweschans/Coevorden	The Netherlands
Kappa Attica B.V., Oude Pekela	The Netherlands
Kappa Graphic Board B.V., Sappemeer/Hoogezand	The Netherlands

Kappa Graphic Board S.A., Orly	France
Kappa Graphic Board GmbH, Essen	Germany
Kappa Graphic Board S.r.l., San Donato Milanese, Milan	Italy
Kappa Graphic Board S.A., Barcelona	Spain
Kappa Graphic Board (UK) Ltd, Northampton	United Kingdom
Kappa Graphic Board USA B.V., Chesapeake, VA	USA
Kappa Graphic Board Asia Pacific B.V., Singapore	Singapore
Packaging
Packaging Benelux & UK
Kappa RapidCorr Eindhoven B.V., Eindhoven	The Netherlands
Kappa Hermes N.V., Baarn	The Netherlands
Kappa Oudenbosch Golfkarton B.V., Etten-Leur/Oudenbosch	The Netherlands
Kappa TWINCORR B.V., Hoogeveen/Nieuwe Pekela	The Netherlands
Kappa De Zeeuw Golfkarton B.V., Eerbeek	The Netherlands
Kappa Vandra Golfkarton B.V., Oosterhout	The Netherlands
Kappa Van Dam Golfkarton B.V., Helmond	The Netherlands
Kappa Zedek B.V., Deventer	The Netherlands
Kappa Orko-Pak B.V., Zwolle	The Netherlands
Kappa Drogenbos N.V., Drogenbos	Belgium
Kappa Van Mierlo N.V., Turnhout	Belgium
Kappa Turnhout N.V., Turnhout	Belgium
Kappa Boxcentre Olen N.V., Olen-Geel	Belgium
Kappa Corrugated UK Limited, Northampton	United Kingdom
—Kappa Abercarn, Abercarn	United Kingdom
—Kappa Lokfast, Cumbernauld/Purfleet	United Kingdom
—Kappa Machine Systems, Yate	United Kingdom
—Kappa Northampton, Northampton	United Kingdom
—Kappa Stalybridge, Stalybridge	United Kingdom
—Kappa Yate, Yate	United Kingdom
Packaging France
Kappa Central Pac SAS, Brétigny-sur-Orge/Melun/Etampes	France
Kappa Dore Emballage SAS, La Chapelle Agnon	France
Kappa Maine Emballages SAS, La Suze sur Sarthe	France
Kappa SCAO SAS, Gétigné/Bray enVal	France
Kappa SIEMCO SAS, Carquefou	France
Packaging Germany & Switzerland
Kappa RapidCorr GmbH, Euskirchen	Germany
Kappa RapidCorr Euskirchen GmbH, Euskirchen	Germany
Kappa Herzberger Wellpappe GmbH, Herzberg am Harz	Germany
Kappa Kawell GmbH, Osnabrück	Germany
Kappa Rheinwelle GmbH, Kreuzau	Germany
Kappa Topwell Verpackungen GmbH, Velbert	Germany
Kappa Sieger GmbH:
—Kappa Wellpappe Brühl, Brühl	Germany
—Kappa Wellpappe Feucht, Feucht	Germany
—Kappa Wellpappe Hanau, Hanau	Germany
—Kappa Wellpappe Sarstedt, Sarstedt	Germany
Kappa Wellpappe Lübeck GmbH, Lübeck	Germany
Kappa Holfelder Werke GmbH & Co. KG:	Germany

—Kappa Wellpappe Wiesloch, St Leon-Rot	Germany
—Kappa Wellpappe Zwiesel, Zwiesel	Germany
Kappa Swisswell AG, Möhlin	Switzerland
Packaging Italy & Spain
Kappa Packaging SpA:
—Kappa Packaging Lunata, Lunata	Italy
—Kappa Packaging Badia, Badia Pozzeveri	Italy
—Kappa Packaging Rovigo, Martino di Venezze	Italy
—Kappa Packaging Vignate, Vignate	Italy
Kappa Iberoamericana, S.A., San Vicente del Raspeig (Alicante)	Spain
Kappa Iberoamericana Almeria, S.A., Vicar (Almeria)	Spain
Kappa Iberoamericana Catalunya, S.A., San Vicente dels Horts (Barcelona)	Spain
Kappa Iberoamericana Huelva, S.A., La Palma del Condado (Huelva)	Spain
Kappa Iberoamericana Totana, S.L., Totana (Murcia)	Spain
Kappa Iberoamericana, S.A. ("Kappa Iberoamericana Canarias"),	Spain
Las Palmas de Gran Canaria
Packaging Nordic & Central Europe
Kappa Dansk Kraftemballage A/S, Kolding	Denmark
Kappa Borup A/S, Borup	Denmark
Kappa Corrpack A/S, Vejen	Denmark
Kappa CorrPrint A/S, Vamdrup	Denmark
Kappa Ejby A/S, Ejby	Denmark
Kappa Emballage A/S, Herfølge	Denmark
Kappa Støvring A/S, Støvring	Denmark
Kappa Varde A/S, Varde	Denmark
Kappa Dyboflex A/S, Vejle	Denmark
Kappa DieCut A/S, Kolding	Denmark
Kappa ConsumerProducts A/S, Vejen	Denmark
Kappa Nordwell GmbH, Flensburg	Germany
Kappa Packaging Baltic Ltd., Vilnius	Lithuania
Kappa Förenade Well AB, Eslöv/Torup/Gävle	Sweden
Kappa Grenland AS, Porsgrunn	Norway
Kappa Liquid Packaging, Eslöv	Sweden
Kappa Wellpack, Eslöv	Sweden
Kappa Corrugated Equipment, Eslöv	Sweden
Kappa Mittpac AB, Bräcke	Sweden
Kappa Mälarwell AB, Enköping	Sweden
Kappa Weltillverkaren AB, Arlöv	Sweden
Kappa Pakite Oy, Espoo	Finland
Kappa Pirkan Pakkaus Oy, Pirkkala	Finland
Kappa Seinäjoki Oy, Seinäjoki	Finland
Kappa Drezdenko Sp.z o.o., Drezdenko	Poland
Kappa Konin Sp.z o.o., Warsaw	Poland
Kappa Gdansk Sp.z o.o., Pruszcz Gdanski	Poland
Kappa Warszawa Sp.z o.o., Warsaw	Poland
Kappa Empack s.r.o., Olomouc	Czech Republic
Kappa Packaging Czech, s.r.o.:
—Kappa Zebrák, Zebrák	Czech Republic
—Kappa Zimrovice, Zimrovice	Czech Republic
—Kappa Brno, Brno	Czech Republic

Kappa Packaging Olomouc, s.r.o., Olomouc	Czech Republic
Kappa Obaly Štúrovo a.s., Štúrovo	Slovakia (98.5%)
Kappa Dunatrade Kft, Esztergon	Hungary (98.5%)
Kappa St. Petersburg A/O, St. Petersburg	Russia
Solid Board Packaging
Kappa "GSF" B.V., Oude Pekela	The Netherlands
Kappa Trimbach B.V., Bergen op Zoom	The Netherlands
Kappa Quama International B.V., Bergen op Zoom	The Netherlands
Kappa Solid Board SA (Pty) Ltd., Stellenbosch	South Africa
Kappa Interbox N.V., Hoogstraten	Belgium
Kappa BADEN PACKAGING GmbH, Gernsbach	Germany
Kappa Herzberger Papierfabrik GmbH, Herzberg am Harz	Germany
Kappa Verpackungswerk Neuss GmbH, Neuss	Germany
Kappa Corby, Corby	United Kingdom
Kappa Rena AS, Rena	Norway
Kappa Carton France S.a.r.l., Paris	France
Kappa Agripack SARL, Verquières	France

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
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KAPPA PACKAGING GROUP CONSOLIDATED STATEMENTS OF OPERATIONS
KAPPA PACKAGING GROUP CONSOLIDATED BALANCE SHEETS
KAPPA PACKAGING GROUP CONSOLIDATED STATEMENTS OF CASH FLOWS
KAPPA PACKAGING GROUP CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
KAPPA PACKAGING GROUP NOTES TO CONSOLIDATED FINANCIAL STATEMENTS